Form 20-F
period 2020-12-31
Kingsoft Cloud Holdings Ltd
filed 2021-04-22
CIK 1795589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of principal executive offices)

Haijian He

Chief Financial Officer

Tel: +86 10 6292 7777

E-mail: ksc-ir@kingsoft.com

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District

Beijing, 100085, the People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents 15 ordinary shares, par value US$0.001 per share	KC	The Nasdaq Global Select Market
Ordinary shares, par value US$0.001 per share*	N/A	The Nasdaq Global Select Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 3,339,618,633 ordinary shares, par value $0.001 per share as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐            No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐            No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing 15 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau Special Administrative Region;

•	“Enterprise Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from enterprise cloud services for a historical year;

•	“GPU” refers to graphics processing unit;

•	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

•

“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;

•

“independent cloud service providers” refers to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;

•	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder;

•

“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;

•	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;

•

“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;

•	“Premium Customer” refers to a customer with annual revenues of over RMB700,000 for a historical year;

•	“Public Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from public cloud services for a historical year;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•

“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities” or “VIEs” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;

i

•

“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs; and

•	“Xiaomi” refers to Xiaomi Corporation (HKEx: 1810), one of our shareholders.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

ii

FORWARD-LOOKING INFORMATION

This annual report contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	general economic and business conditions in China; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

The selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2018 has been derived from our audited consolidated financial statements not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	2,110,513	95.1	3,458,843	87.4	5,166,851	791,855	78.5
Enterprise cloud services	94,369	4.3	486,308	12.3	1,372,689	210,374	20.9
Others	13,290	0.6	11,202	0.3	37,767	5,788	0.6

Total revenues	2,218,172	100.0	3,956,353	100.0	6,577,307	1,008,017	100.0
Cost of revenues(1)	(2,418,562)	(109.0)	(3,948,644)	(99.8)	(6,220,324)	(953,306)	(94.6)
Gross (loss)/profit	(200,390)	(9.0)	7,709	0.2	356,983	54,711	5.4
Operating expenses
Selling and marketing expenses(1)	(191,671)	(8.6)	(317,426)	(8.0)	(409,211)	(62,714)	(6.2)
General and administrative expenses(1)	(146,846)	(6.6)	(238,648)	(6.0)	(379,892)	(58,221)	(5.8)
Research and development expenses(1)	(440,518)	(19.9)	(595,169)	(15.1)	(775,130)	(118,794)	(11.8)
Total operating expenses	(779,035)	(35.1)	(1,151,243)	(29.1)	(1,564,233)	(239,729)	(23.8)

Operating loss	(979,425)	(44.2)	(1,143,534)	(28.9)	(1,207,250)	(185,018)	(18.4)
Interest income	116,500	5.3	78,612	2.0	77,118	11,819	1.2
Interest expenses	(38,826)	(1.8)	(4,925)	(0.1)	(9,453)	(1,449)	(0.1)
Foreign exchange (loss)/gain	(102,202)	(4.6)	(38,961)	(1.0)	188,800	28,935	2.9
Changes in fair value of financial instruments	6,404	0.3	—	—	14,301	2,192	0.2
Other income/(expense), net	739	0.0	6,612	0.2	(10,810)	(1,657)	(0.2)

Loss before income taxes	(996,810)	(44.9)	(1,102,196)	(27.8)	(947,294)	(145,178)	(14.4)
Income tax expense	(9,632)	(0.4)	(9,003)	(0.2)	(14,904)	(2,284)	(0.2)

Net loss	(1,006,442)	(45.3)	(1,111,199)	(28.0)	(962,198)	(147,462)	(14.6)
Less: net loss attributable to non-controlling interests	—	—	—	—	61	9	0.0

Net loss attributable to Kingsoft Cloud Holdings Limited	(1,006,442)	(45.3)	(1,111,199)	(28.0)	(962,259)	(147,471)	(14.6)
Accretion to redemption value of redeemable convertible preferred shares	(742,472)	(33.5)	(49,725)	(1.3)	(19,768)	(3,030)	(0.3)

Net loss attributable to ordinary Shareholders	(1,748,914)	(78.8)	(1,160,924)	(29.3)	(982,027)	(150,501)	(14.9)

Note:

(1)	Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,565	8,509	10,614	1,627
Selling and marketing expenses	5,889	37,808	62,270	9,543
General and administrative expenses	11,167	31,988	169,101	25,916
Research and development expenses	26,320	42,974	88,129	13,506

Total	46,941	121,279	330,114	50,592

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,507,071	2,023,263	3,424,674	524,854
Accounts receivable, net of allowance	541,584	1,347,481	2,334,871	357,835
Short-term investments	2,208,105	225,425	2,693,019	412,723
Total current assets	4,734,409	4,149,739	9,544,718	1,462,792
Property and equipment, net	1,043,155	1,720,974	1,956,790	299,891
Total assets(1)	5,859,199	6,031,821	11,929,214	1,828,232
Accounts payable	720,805	1,254,589	2,057,355	315,303
Accrued expenses and other current liabilities(1)	423,634	949,213	845,374	129,559
Total current liabilities	1,436,887	2,419,991	3,465,599	531,126
Total liabilities	1,756,622	2,494,548	3,689,164	565,389
Total mezzanine equity	7,345,688	7,734,532	—	—
Total shareholders’ (deficit) equity	(3,243,111)	(4,197,259)	8,239,989	1,262,834
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	5,859,199	6,031,821	11,929,214	1,828,232

Note:

(1)	On January 1, 2020, we adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(383,110)	(439,132)	(290,433)	(44,511)
Net cash (used in)/generated from investing activities	(1,173,559)	883,247	(4,314,003)	(661,151)
Net cash generated from financing activities	2,435,832	64,507	6,124,153	938,568

Net increase in cash and cash equivalents	879,163	508,622	1,519,717	232,906
Cash and cash equivalents at beginning of the year	573,437	1,507,071	2,023,263	310,079
Effect of exchange rate changes on cash and cash equivalents	54,471	7,570	(118,306)	(18,131)

Cash, and cash equivalents at end of the year	1,507,071	2,023,263	3,424,674	524,854

Non-GAAP Financial Measures

In evaluating our business, we consider and use certain non-GAAP measures, adjusted gross (loss)/profit, adjusted gross margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss and adjusted net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross (loss)/profit as gross (loss)/profit excluding share-based compensation allocated in the cost of revenues, and we define adjusted gross margin as adjusted gross (loss)/profit as a percentage of revenues. We define adjusted net loss as net loss excluding share-based compensation, foreign exchange (gain)/loss, changes in fair value of financial instruments and other (income)/expense, net, and we define adjusted net loss margin as adjusted net loss as a percentage of revenues. We define adjusted EBITDA as adjusted net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure. The following tables reconcile our adjusted gross (loss)/profit, adjusted net loss and adjusted EBITDA in 2018, 2019 and 2020 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are gross (loss)/profit and net loss:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Gross (loss)/profit	(200,390)	7,709	356,983	54,711
Adjustments:
Share-based compensation (allocated in cost of revenues)	3,565	8,509	10,614	1,627

Adjusted gross (loss)/profit	(196,825)	16,218	367,597	56,338

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Gross margin	(9.0)	0.2	5.4
Adjusted gross margin	(8.9)	0.4	5.6

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,006,442)	(1,111,199)	(962,198)	(147,462)
Adjustment:
Share-based compensation	46,941	121,279	330,114	50,592
Foreign exchange loss/(gain)	102,202	38,961	(188,800)	(28,935)
Changes in fair value of financial instruments	(6,404)	—	(14,301)	(2,192)
Other (income)/expense, net	(739)	(6,612)	10,810	1,657

Adjusted net loss	(864,442)	(957,571)	(824,375)	(126,340)

Adjustments:
Interest income	(116,500)	(78,612)	(77,118)	(11,819)
Interest expense	38,826	4,925	9,453	1,449
Income tax expense	9,632	9,003	14,904	2,284
Depreciation and amortization	412,352	604,581	758,038	116,174

Adjusted EBITDA	(520,132)	(417,674)	(119,098)	(18,252)

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Net loss margin	(45.4)	(28.1)	(14.6)
Adjusted net loss margin	(39.0)	(24.2)	(12.5)
Adjusted EBITDA margin	(23.4)	(10.6)	(1.8)

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reason for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

•

We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

•	We have a history of net loss and we are uncertain about our future profitability.

•

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially and efficiently in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

•	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

•

We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

•

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.

•

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

•

Security incidents and attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

•	Sanctions, export controls and other economic or trade restrictions imposed on Chinese companies may affect our business, financial condition and results of operations.

•	If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Risks Related to Our Relationship with Kingsoft Group and Xiaomi

•	If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi and its ecosystem, our business may be adversely affected.

•

Kingsoft Group and Xiaomi are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

•	We have limited experience operating as a stand-alone public company.

•

Any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.

•	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Related to Our Corporate Structure

•

If the PRC government finds that the agreements that establish the structure for operating some of our business in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we are likely to be subject to penalties or be forced to relinquish our interests in those operations.

•

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

•

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Related to Doing Business in China

•	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to the PRC legal system could materially and adversely affect us.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

Risks Related to Our ADSs

•	The trading price of the ADSs has been volatile and may be volatile regardless of our operating performance, which could result in substantial losses to investors.

•

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•	The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

•	Techniques employed by short sellers may drive down the market price of the ADSs.

Risks Relating to Our Business and Industry

We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business since inception. Our total revenues have increased from RMB2,218.2 million in 2018 to RMB3,956.4 million in 2019, and further increased to RMB6,577.3 million (US$1,008.0 million) in 2020. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of the ADSs could decline.

Moreover, our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Since China’s cloud market is an emerging market and we began operations in 2012, much of our growth has occurred in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to continue our growth.

We have a history of net loss and we are uncertain about our future profitability.

We have incurred net loss of RMB1,006.4 million, RMB1,111.2 million and RMB962.2 million (US$147.5 million) in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to generate net profits in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as, in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business, despite that we expect the costs and expenses as a percentage of revenues to decline. Moreover, we intend to continue to invest substantially and efficiently in the foreseeable future in expanding our infrastructure, improving our technologies, hiring qualified research and development personnel and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously and rapidly. We also plan to invest substantially and efficiently in sales, marketing and branding efforts. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to unfold the margin, our profitability may be adversely affected. Moreover, as a public company, we may incur significantly more expenses for legal, accounting, and other administrative and compliance affairs as compared to private companies. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially and efficiently in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially and efficiently in our research and development efforts. Our research and development expenses increased from RMB440.5 million in 2018 to RMB595.2 million in 2019, and further increased to RMB775.1 million (US$118.8 million) in 2020. Moreover, our IDC costs increased from RMB1,890.5 million in 2018 to RMB2,856.6 million in 2019, and further increased to RMB4,058.8 million (US$622.0 million) in 2020. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB1,096.2 million, RMB999.7 million and RMB1,591.6 million (US$243.9 million), respectively, in 2018, 2019 and 2020, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and/or capital expenditures will continue to increase. Furthermore, as development activities are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The cloud service market is competitive and rapidly evolving. The principal competitive factors in our market include platform scalability, reliability, completeness of product offerings, level of sophistication of solutions, credibility with developers, ease of integration and programmability, product features, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products, global reach and others.

Some of our existing competitors and potential competitors have larger scale, greater brand name recognition, longer operating histories, more established customer relationships and greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products, solutions or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products, solutions and services with comparable functionality to ours, and this could force us to decrease prices in order to remain competitive. With the introduction of new products, solutions and services and new market entrants, we may experience more intensive competition in the future. In addition, some of our customers may choose to use our products and solutions and our competitors’ products and solutions at the same time.

We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB383.1 million, RMB439.1 million and RMB290.4 million (US$44.5 million) in 2018, 2019 and 2020, respectively. We generated net cash outflow from operating activities in the past three financial years, and we may continue to incur net cash outflow during our operations in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion.

We typically extend to our customers credit terms ranging from 30 to 180 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results.

Although we have been increasing and diversifying our customer base, we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2018, 2019 and 2020, our total revenues generated from Premium Customers accounted for 95.3%, 97.4%, and 98.1% of our total revenues in the same periods, respectively. Revenues generated from our three largest customers accounted for 25% (Xiaomi), 24% and 11%, respectively, of our total revenues in 2018; 31%, 14% (Xiaomi) and 12%, respectively, of our total revenues in 2019; and 28%, 15% and 10% (Xiaomi), respectively, of our total revenues in 2020. Although we have been increasing and diversifying our customer base, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

The cloud service market is at an early stage of development. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the cloud industry, including public cloud and enterprise cloud, are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost- effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Security incidents and attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.

Our business is dependent on providing our customers with safe, reliable and high-quality cloud services. Maintaining the security and availability of our infrastructure, systems, platform, network, and the security of information we hold is a critical issue for us and our customers. Attacks on our customers and our own network are frequent and take a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. We may be subject to cyber-attacks from third parties. Since our customers share our multi-tenant architecture, material attacks on any one of our customers could have a negative effect on other customers. These attacks have significantly increased the bandwidth used on our platform and have strained our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

•

lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;

•	lead to interruptions or degradation of performance in our platform, products and solutions;

•	threaten our ability to provide our customers with access to our platform, products and solutions, and negatively affect our abilities to retain existing customers;

•	generate negative publicity about us;

•	result in litigation and increased legal liability or fines; or

•	lead to governmental inquiry or oversight.

The occurrence of any of these events could harm our business or damage our brand and reputation, lead to customer credits, loss of customers, higher expenses, and possibly impede our present and future success in retaining and attracting new customers. Security incidents or attacks on our infrastructure would be damaging to our reputation and could harm our business.

Similar security risks exist with respect to our business partners and our third-party suppliers for information technology support services and administrative functions. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party suppliers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.

Sanctions, export controls and other economic or trade restrictions imposed on Chinese companies may affect our business, financial condition and results of operations.

The U.S. government has added several Chinese companies and institutions to the Entity List under the Export Administration Regulations, and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, additional import tariffs and other heightened regulatory requirements on China and China-based companies. These sanctions, additional tariffs and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas. In addition, a number of other countries and jurisdictions, including China and the European Union, have adopted various export control and economic or trade sanction regimes. We believe the immediate and direct impacts on our business resulting from such actions or restrictions are limited, because currently our sales to the entities on the Entity List or other countries or regions have represented a negligible portion of our results of operations. Nonetheless, given the important role played by such Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure, artificial intelligence and IoTs, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similarly, we cannot predict whether the countries in which we operate or may operate in the future, could become subject to new or additional restrictions or actions imposed by the United States or other governments. Depending on the likelihood, type, effect and duration of any such restrictions or actions which may be implemented in the future, our research and development activities, financial condition and operations may be adversely affected.

In addition, on January 5, 2021, the U.S. government issued an executive order prohibiting “transactions” with persons that develop or control the certain Chinese “connected software applications”, including WPS Office, a product of Kingsoft Office. Depending on the definition of “transactions” to be adopted by the U.S. Secretary of Commerce, this executive order may impact our business relationship with Kingsoft Office.

Similar or more expansive restrictions that may be imposed on our business partners or their suppliers, our shareholders, our affiliates or us by the U.S. or other jurisdictions in the future may materially and adversely affect such business partners or their suppliers, our shareholders, our affiliates, or us, which would in turn affect our business, reputation, or transactions involving our securities.

In addition, each of the agreements between U.S.- and China-based companies can be terminated by either party, as applicable, under certain circumstances if necessary Chinese governmental approvals are revoked or become limited or impaired or if public law or regulatory action by the Chinese or U.S. government expressly prohibits or materially restricts the collaboration contemplated by the agreement. The risk of such an early termination event may have increased during the current environment of economic trade negotiations and tensions between the Chinese and U.S. governments.

U.S. sanctions and trade laws and regulations and the related regulations are complex and likely subject to frequent changes. The interpretation and enforcement of the relevant regulations and the imposition of sanctions and other restrictions involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by U.S. national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties, orders or restrictions that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations. For instance, media reports on alleged implementation or violation of export control, sanctions, trade embargoes or other laws and rules which could be perceived as inappropriate or controversial, by us, our customers, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control, sanctions, trade embargoes or other laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ADSs to decline significantly, and materially reduce the value of your investment in our ADSs.

If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Leveraging our top-notch infrastructure resources and years of technology accumulation, we are able to provide innovative integrated cloud solutions specifically designed to address the diversified needs of our customers across our select verticals. We have a track record of successfully expanding into and becoming a leader in new verticals. We cannot assure you, however, that we will be able to maintain this momentum in the future. Expanding solution categories involves new risks and challenges. Our lack of familiarity with new verticals may make it more difficult for us to keep pace with the evolving customer demands and preferences. In addition, there may be one or more existing market leaders in any vertical that we decide to expand into. Such companies may have first-mover advantages, and may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper industry insight and greater brand recognition among customers. We will need to comply with new laws and regulations applicable to these businesses, the failure of which would adversely affect our reputation, business, results of operations and financial condition. Expansion into any new vertical may place significant strain on our management and resources, and failure to expand successfully could have a material adverse effect on our business and prospects.

Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damage to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial conditions of our customers, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. The COVID-19 outbreak had resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities and travel restrictions imposed by the Chinese government and other countries around the world. A few of our enterprise cloud service customers may experience business disruption as a result of measures to contain the COVID-19 outbreak, resulting in potential delay of certain enterprise cloud service projects. Additionally, as COVID-19 continues to evolve into a worldwide health crisis, it has adversely affected the global economy and financial markets, such as significant declines in the global stock markets. Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn, and our business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the China or world economy generally. In addition, our business and results of operations could also be adversely affected to the extent the COVID-19 outbreak harms the business of our customers, who may experience reduced business volume, delay or suspend procurement of cloud services, or reduce their IT spending, which in turn may have a negative impact on the demands for our products and solutions. The extent to which the COVID-19 outbreak impacts our financial condition and results of operations in the future cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our customers for the foreseeable future, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, such as power disruptions, computer viruses, data security breaches or terrorism, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of us, or effectively develop and expand our marketing and sales capabilities, then our ability to attract new customers may be harmed and our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the “Kingsoft Cloud” brand identity and increasing market awareness of our company, products and solutions, is critical to achieving widespread acceptance of our products and solutions, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and services, our ability to maintain relationships with band width and hardware suppliers, our ability to be thought leaders in the cloud service market and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors’ products and services, then our brand may be harmed.

We have been subject to negative media publicity for our cloud services. Any malicious or inadvertent negative allegations made by the media, shorter selling reports, or other parties about the foregoing or other aspects of our company, including but not limited to our shareholders, management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

We may receive complaints from our customers on our products, pricing and customer support. If we do not handle customer complaints effectively, our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our products. In addition, our customers may post and discuss on social media about our products, solutions and relevant services, including our products and platform. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our products, solutions or platform upset these customers, their online commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our products, solutions or platform could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

As we also provide services to a wide range of enterprise clients and institutions, negative publicity about such counterparties, including any failure by them to adequately protect customer information, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent that these activities increase revenues, the increased revenues still may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may see our pricing power reduced relative to competitors and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

Our business depends on customers increasing their use of our products and solutions, and any loss of customers or decline in their use of our products and solutions could materially and adversely affect our business, results of operations and financial condition.

Our ability to grow and generate incremental revenues depends, in part, on our ability to maintain and grow our relationships with existing customers and to have them increase their usage of our platform. If our customers do not increase their use of our products, then our revenues may decline and our results of operations may be harmed. Substantially all of our customers do not have long-term contractual financial commitments to us. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Reductions in usage from existing customers and the loss of customers could cause our net dollar retention rate to decline in the future if customers are not satisfied with our products, the value proposition of our products or our ability to otherwise meet their needs and expectations. Further, some of our customers may choose to develop their own solutions that do not include our products, or adopt a multi-cloud strategy decreasing usage of our products. They may also demand reductions in pricing as their usage of our products increases, which could have an adverse impact on our gross margin. If a significant number of customers cease using, or reduce their usage of our products, then we may not be able to achieve our growth target, and may need to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenues from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

A significant portion of our revenues were derived from customers in a limited number of industries. The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on those industries and negatively affect the stability of our clients, which may subsequently have a negative impact on our business.

Guided by our strategies, we mainly operate our business in select industries and verticals, and a significant portion of our revenues were derived from customers engaged in a limited number of industries in China, some of which are emerging and highly competitive, such as video and game. Any change in the competitive landscape, market trend or user behaviors in such sectors may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our products and solutions. In addition, some of these industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of these industries. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the industries where our customers operate, our business may be adversely affected as well.

If the adoption of our cloud products and solutions by our customers is slower than we expected, our business, results of operations and financial condition may be adversely affected.

Our business has relied on the adoption of our cloud products and solutions by a broad array of customers. Our ability to further increase our customer base, and achieve broader market acceptance of our products and solutions will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals. Our recent hires and planned hires may not become as productive as quickly as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

As we seek to increase the adoption of our products and solutions by our customers, we may incur higher costs and longer sales cycles. The decision to adopt our products and solutions may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and IT. In addition, while customers may quickly deploy our products and solutions on a limited basis before they will commit to deploying our products and solutions at scale, they often require enterprise service capabilities, extensive education about our products and solutions and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may make investments from time to time in product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included bank loans, loans from Kingsoft Group and the proceeds received from the issuance and sale of our shares. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities; and

•	macro-economic and other conditions in China and elsewhere.

As of December 31, 2020, we had cash and cash equivalents and short-term investments of RMB6,117.7 million (US$937.6 million). Although we believe that our business is relatively sufficient funded currently, and we expect to rely less on financing support from our existing shareholders and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and as we are a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to maintain customer satisfaction depends in part on the consistency and quality of our customer support services through the product cycle. Failure to maintain continuous and high-quality customer support could have an adverse effect on our business, results of operation, and financial condition.

We believe that customer satisfaction is key to our business. In order to deliver high-level customer satisfaction, we must successfully assist our customers in deploying and continuing to use our products and solutions, resolving performance issues, addressing interoperability challenges with the customers’ existing IT infrastructure, and responding to security threats, cyber-attacks and performance and reliability problems that may arise from time to time. The IT architecture of our customers, particularly the larger organizations, are very complex and may require high levels of focused support to effectively utilize our platform and products. Because our platform and products are designed to be highly configurable and to rapidly implement customers’ reconfigurations, customer errors in configuring our platform and products can result in significant disruption to our customers. Our support organization will face additional challenges associated with our international operations, including those associated with delivering support and documentation in languages other than Chinese and English. Increased demand for customer support, without corresponding increases in revenues, could increase our costs and adversely affect our business, results of operations, and financial condition.

There can be no assurance that we will be able to hire sufficient personnel as and when needed, particularly if our sales exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our network could be adversely affected. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation, business, results of operations, and financial condition, particularly with respect to our large enterprise customers.

We employ a pricing model and strategy that subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

We generally charge public cloud service customers on a monthly basis based on utilization and duration. We generally charge enterprise cloud service customers on a project basis. Such pricing model requires us to undertake significant projections and planning on our costs. If our projections and plans differ significantly from those actually incurred, our business could be harmed. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, if our competitors adopt new pricing models that become more attractive to customers, our business could be harmed. We also generally rely on telecommunication operators for network bandwidth and third-party servers or server racks based on expected usage from our customers. In certain of our arrangements with such telecommunication operators, we have made minimum purchase commitments to secure bandwidth resources, which may be underutilized. For example, in April 2020, we entered into a non-cancelable one-year internet data center service agreement, pursuant to which we have a contractual minimum purchase commitment amounting to RMB240.0 million, which has been fulfilled as of December 31, 2020, and we shall pay additional fees for usages above the committed amount. Such costs are fixed in nature for some amount of time, so it may not be possible to reduce the costs in a timely manner if the usage from our customers declines. If our customers use our platform in a manner that is inconsistent with how we have invested in bandwidth, servers, and racks, our business could be harmed. In addition, we have historically adopted an aggressive pricing strategy to gain a certain share in the market. To the extent that such strategy helps us increase revenues, the increased revenues still may not be enough to offset the increased cost and expenses we incur. Moreover, we may have to keep the price of our products and solutions being on par with our competitors to remain in our competitive position. If we are not able to advance our technologies and effectively control costs, our business, results of operation and financial condition may be negatively affected.

Defects or errors in our products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability.

Our customers use our products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

In addition, our solutions and products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution between our customers, our customer support teams and, in some cases, our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our platform and products, which could make it difficult for our platform and products to function properly in customer internal networks and infrastructures that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our solutions, platform and products with our customers’ internal networks and infrastructures, our customers may not be able to fully utilize our solutions, platform and products, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our products, which would materially harm our business, results of operations, and financial condition.

Our sales and onboarding cycles with customers can be long and unpredictable, and our sales and onboarding efforts require considerable time and expense, which may adversely affect our business, results of operations and financial condition.

The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. In addition, for our enterprise customers, the lengthy sales cycle for the evaluation and implementation of our products and solutions may also cause us to experience a delay between expenses for such sales efforts and the generation of corresponding revenues. The length of our sales cycle for these enterprise customers, from initial evaluation to payment, can range from one to six months and can vary substantially from customer to customer. We may have to expend significant money and resources before recognizing revenues from those enterprise customers.

Similarly, the onboarding and ramping process with new enterprise customers can take several months. As the purchase of our products can be dependent upon customer initiatives, our sales cycle can extend to even longer periods of time. Customers frequently require considerable time to evaluate, test, and qualify our product offering prior to entering into or expanding a contract commitment. During the sales cycle, we expend significant time and money on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force;

•	the discretionary nature of customers’ purchasing decisions and budget cycles;

•	customers’ procurement processes, including their evaluation of our products and solutions;

•	economic conditions and other factors affecting customer budgets;

•	the regulatory environment in which our customers operate;

•	integration complexity for a customer deployment;

•	the customer’s familiarity with cloud products and solutions;

•	evolving customer demands; and

•	competitive conditions.

We face challenges from the evolving regulatory environment and user attitude toward data privacy and protection. Actual or alleged failure to comply with data privacy and protection laws and regulations could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which data privacy and protection is evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect the cloud service industry, our clients and us. Regulatory investigations, restrictions, penalties and sanctions, whether targeted at us or not, may negatively affect the market environment in which we operate, our existing or potential clients, and our products and services, which may in turn have a material adverse effect on our business, results of operations and financial condition. It is also possible that we may become subject to additional or new laws and regulations regarding data privacy and protection in connection with the data we have access to and the data products and services we provide to our clients. Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. From time to time we may be subject to inspections conducted by governmental authorities. In the event that any failure or perceived failure by us to comply with applicable laws and regulation is identified during such inspections, we may be required to implement rectification measures in accordance with the inspection results. In addition, any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. Furthermore, a data breach affecting personal information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

Our business partners and customers may be subject to regulations related to the handling and transfer of personal data, including financial data, health data or other similar data. Any failure of our partners or customers to comply with applicable laws and regulations would harm our business, results of operations and financial condition.

Our business partners and customers that use our products may be subject to privacy-and data protection-related laws and regulations that impose obligations in connection with the collection, processing and use of personal data, including financial data, health data or other similar data.

Any failure or perceived failure by our business partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.

We could be harmed by data loss or other security breaches

Because we process, store, and transmit large amounts of data for our customers, including personal information, failure to prevent or mitigate risks of data loss or other security breaches, including breaches of our vendors’ or customers’ technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us, deter customers or sellers from using our stores and services, and otherwise harm our business and reputation. We use third-party technology and systems in a variety of technical and operational aspects of our business, including encryption and authentication technology, employee email, content delivery to customers, back-office support, among others. We may experience security breaches in some of our systems in the future. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot guarantee absolute security. Moreover, in the event of a major system disruption, hardware malfunction or damages to data centers and servers caused by technologies failures, natural disasters or man-made problems, we may experience significant loss of data which would materially and adversely affect our business, financial condition and results of operations.

In addition, we face risks inherent in handling and protecting large volumes of data, such as protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use, addressing concerns related to privacy and sharing, safety, security and other factors. Moreover, complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of data, including any requests from regulatory and government authorities relating to such data, may result in additional expenses to us and subject us to negative publicity which could harm our reputation with customers and negatively affect the trading price of our ADSs.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communications and business applications. Chinese or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based products and services such as our products and platform. In addition, the use of the internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the internet and its acceptance as a business tool has been adversely affected by “viruses,” “worms,” and similar malicious programs. If the use of the internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Moreover, our business depends on the performance, reliability and security of the telecommunications and Internet infrastructure in China and other countries in which we operate or locate our assets. Substantially all access to the Internet in China is maintained through certain telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. In addition, the national networks in China are connected to the Internet through qualified international gateways, which are the only channels through which a domestic user can connect to the Internet outside of China. We may face similar or other limitations in other countries in which we operate or locate our assets. We may not have access to alternative networks in the event of disruptions, failures or other problems with the Internet infrastructure in China or elsewhere. In addition, the Internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage. We have also no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and Internet services rise significantly, our margins could be adversely affected.

We may have insufficient computing resources, transmission bandwidth and storage space, which could result in disruptions and our business, results of operations and financial condition could be adversely affected.

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers. The bandwidth we have contracted to use or the data centers we have established may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. In some regions, bandwidth providers have their own services that compete with us, or they may choose to develop their own services that will compete with us. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform.

Our services rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products or solutions, harm our business, our reputation and results of operations and subject us to liability.

We rely in part upon the stable performance of our servers for provision of our solutions, products and services. Any disruption to our servers may happen due to internal and external factors, such as inappropriate maintenance, defects in the servers, cyber-attacks targeted at us, occurrence of catastrophic events or human errors. Such disruption could result in negative publicity, loss of or delay in market acceptance of our solutions and products, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may need to expend additional resources to help with recovering. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Currently, most of our servers are located at the IDC in China, while a small part of them are located abroad. While we have electronic and, to a lesser extent, physical access to the components and infrastructure of our servers, we do not control the operation of our IDC suppliers, which may be vulnerable to damage or interruption from a variety of sources, including earthquakes floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error, malfeasance, or interference, including by disgruntled employees, former employees, or contractors; terrorism; and other catastrophic events. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our control. We cannot assure that we can find alternative IDC suppliers when the demands for our servers surged or disruptions happen due to such catastrophic or force majeure events, which could also harm our business, results of operations and financial condition.

Our use of open source or third-party software could negatively affect our ability to sell our products and solutions, and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Courts have interpreted few of the licenses applicable to open source software, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we or our employees fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenues from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

Our reliance on third-party suppliers for certain essential services could adversely affect our ability to manage our business effectively and harm our business.

We rely on third-party suppliers for certain essential services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers to purchase the servers that we use and we ordinarily purchase this equipment on a purchase-order basis. We also rely on third-party suppliers for bandwidth. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.

Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms, and pricing of these services. We generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware components may delay the opening of new network facilities, limit capacity expansion or replacement of defective or obsolete equipment at existing network facilities, or cause other constraints on our operations that could damage our customer relationships.

On January 17, 2017, the Ministry of Industry and Information Technology promulgated Notice on Cleaning Up and Regulating the Internet Access Service Market, or the Notice on the Internet Access Service, which prohibits the “multi-level sublease” and requires that IDC enterprises shall not sublease the IP address, bandwidth or other network access resources they have obtained from basic telecommunication operators to other enterprises for operating businesses of IDC, Internet service provider (ISP) or others. According to the Notice on the Internet Access Service, enterprises engaged in the businesses of IDC, ISP or content delivery network shall conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on such laws and regulations, we cannot be certain whether the supply of IP address and bandwidth from IDC suppliers to us will be determined as “multi-sublease” and prohibited by the competent regulatory authorities. If our historical or current cooperation with third-party IDC suppliers are determined as non-compliant activities, we may no longer be able to collaborate with such IDC suppliers. Furthermore, it remains unclear whether we, as the sublessee, may also be subject to penalties if we were unable to implement effective rectification measures if required by the regulatory authority. If so, our business, financial condition, results of operations and prospects could be materially and adversely affected. As of the date of this annual report, we have not received any other notice from a regulatory authority that would require us to suspend or rectify our current business cooperation with the IDC suppliers.

We rely on channel partners to distribute some of our products and solutions or provide certain support services. If our channel partners’ access to our platform, products and solutions is interrupted or delayed for any reason, or they fail to deliver quality services to the satisfaction of our customers, our business and results of operation may be harmed.

Some of our public service customers rely on their agents when selecting suppliers or service providers, to save them from the efforts of directly negotiating with a large number of different suppliers or service providers. We work closely with these agents as our channel partners and leverage their understanding of end users’ demands, thereby developing tailored marketing strategies. Before a public service customer launches a project for cloud solutions, it typically lays out the goals it plans to achieve and the budget for the project and engages a third-party agent, which will provide various types of assistance in project implementation, such as advising on financing plan, selecting suppliers, managing construction and integrating work products of different suppliers. If our channel partners fail to continuously provide high quality services to our customers, our business may be harmed.

Any interruption or delay in our channel partners’ access to our platform, products and solutions will negatively impact our customers. Our customers depend on the continuous availability of our network for the delivery and use of our products and solutions. If all or a portion of our network were to fail, our customers and partners could lose access to the internet until such disruption is resolved or they deploy disaster recovery options that allow them to bypass our network. The adverse effects of any network interruptions on our reputation and financial condition may be heightened due to the nature of our business and our customers’ expectation of continuous and uninterrupted internet access and low tolerance for interruptions of any duration. While we do not consider them to have been material, we have experienced, and may in the future experience, network disruptions and other performance problems due to a variety of factors.

Strategic transactions, including acquisitions and investments, may divert our management’s attention and result in debt or dilution to our shareholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may cooperate with other business partners to expand our products and platform, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their products or services are not easily adapted to work with our platform, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. The anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities. Moreover, we may record significant impairments on our investments, which could have a material adverse effect on our results of operations.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing shareholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges or substantial liabilities;

•	incur debt on terms unfavorable to us or that we turn out to be unable to repay;

•	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•

encounter difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions;

•	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect our business, results of operations and financial condition.

Our business depends substantially on the continuing efforts of our management and other key personnel, as well as a competent pool of talents that supports our existing operations and future growth. If we are unable to retain, attract, recruit and train such personnel, our business may be materially and adversely affected.

Our future success depends heavily on the continued contributions of our senior management, many of whom are difficult to replace. In particular, we rely on the expertise, experience and vision of our senior management team. If any of our senior management becomes unable or unwilling to continue to contribute their services to us, we may not be able to replace them easily, or at all. As a result, our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

Additionally, our future success also depends on our ability to attract, recruit and train a large number of qualified employees and retain existing key employees. In particular, we rely on our top notch research and development team to develop our advanced algorithms and technologies and our experienced sales personnel to maintain relationships with our customers. In order to compete for talents, we may need to offer higher compensation, better trainings and more attractive career opportunities and other benefits to our employees, which may be costly and burdensome. We cannot assure you that we will be able to attract or retain a qualified workforce necessary to support our future growth. Furthermore, any disputes between us and our employees or any labor-related regulatory or legal proceedings may divert management and financial resources, negatively impact staff morale, reduce our productivity, or harm our reputation and future recruiting efforts. In addition, our ability to train and integrate new employees into our operations may not meet the demands of our growing business. Any of the above issues related to our workforce may materially and adversely affect our operations and future growth.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we had been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. We have implemented a number of measures to address the material weakness. We appointed Mr. Haijian He as our Chief Financial Officer to lead and enhance our accounting and financial team. Mr. He has over 10 years of financial experience, in particular in managing financing and evaluating risks in complex merger and acquisition transactions. He has an MBA degree and also is a CFA charter holder. We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations. We have improved our monitoring and oversight controls for non-recurring and complex transactions. We have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls. As of December 31, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are in the process of prudently expanding our international operations, which exposes us to significant regulatory, economic and political risks, the failure to handle which may adversely affect our business, results of operations and financial condition.

We see great potentials in expanding our business and promoting our products and solutions globally. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations, as well as developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

•	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;

•	our ability to effectively price our products in competitive international markets;

•	new and different sources of competition;

•	potentially greater difficulty collecting accounts receivable and longer payment cycles;

•	higher or more variable network service provider fees outside of China;

•	the need to adapt and localize our products for specific countries;

•	the need to offer customer support in various languages;

•	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

•

difficulties with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside China, which could prevent customers from deploying our products or limit their usage;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;

•	tariffs and other non-tariff barriers, such as quotas and local content rules;

•	more limited protection for intellectual property rights in some countries;

•	adverse tax consequences;

•

fluctuations in currency exchange rates, which could increase the price of our products outside of China, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

•	currency control regulations, which might restrict or prohibit our conversion of other currencies into RMB;

•	restrictions on the transfer of funds;

•	deterioration of political relations between China and other countries; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, we may incur additional costs in our international expansion efforts, and our pricing, costs and expenses for network service providers may be different outside of China from the domestic market, therefore our revenues and gross margin overseas are subject to uncertainties. As a result, our gross margin may be impacted and fluctuate as we expand our operations and customer base worldwide.

Our international operations may also be negatively affected by any deterioration of the political and economic relations between China and other countries and sanctions and export controls administered by the government authorities in the foreign countries in which we operate, and other geopolitical challenges.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

Our services to highly regulated organizations are subject to a number of challenges and risks, the failure to handle which may adversely affect our business, results of operations and financial condition.

We serve customers in highly regulated industries such as financial services, healthcare and other public service sectors, sales to which are subject to a number of challenges and risks. Selling to such highly regulated organizations can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Public service contracting requirements may change and in doing so restrict our ability to sell into the public service sector until we comply with the revised requirements. Demand and payment for our services are affected by public service sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public service sector demand for our services. In addition, demand of public service customers for our products and solutions may be reduced or diminished subject to the future relationship between China and the United States.

Further, highly regulated organizations may demand shorter contract terms or other contractual provisions that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our services than would be standard. Such organizations may have statutory, contractual, or other legal rights to terminate contracts with us or our channel partners due to a default or for other reasons, and any such termination may harm our business. In addition, these organizations may be required to publish the rates we negotiate with them, which could harm our negotiating leverage with other potential customers and in turn harm our business.

We or our business partners with which we collaborate are subject to anti-corruption, anti-bribery, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China, the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We leverage our business partners, including channel partners, to sell our products and solutions and host many of our facilities for our network. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. Further, some of our international sales activity occurs, and some of our network infrastructure or data center is located, in parts of the world that are recognized as having a greater potential for business practices that violate anti-corruption, anti-bribery, or similar laws.

We cannot assure you that all of our employees and agents have complied with, or in the future will comply with, our policies and applicable law. The investigation of possible violations of these laws, including internal investigations and compliance reviews that we may conduct from time to time, could have a material adverse effect on our business. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from Chinese government contracts and other contracts, other enforcement actions, the appointment of a monitor, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Other internal and government investigations, regulatory proceedings, or litigation, including private litigation filed by our shareholders, may also follow as a consequence. Any investigations, actions, or sanctions could materially harm our reputation, business, results of operations, and financial condition. Further, the promulgation of new laws, rules or regulations or new interpretations of current laws, rules or regulations could impact the way we do business in other countries, including requiring us to change certain aspects of our business to ensure compliance, which could reduce revenues, increase costs, or subject us to additional liabilities.

Certain of our products and solutions are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

Some of our products and solutions are subject to existing or potential telecommunication laws and regulations in China. If we do not comply with these rules and regulations, we could be subject to enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. For example, if we enable or offer database solutions that are controversial because of their impact on human rights, privacy, employment, or other social issues, we may experience brand or reputational harm or even penalties. Any enforcement action by the competent authorities, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our products to customers and could adversely affect our business, results of operations and financial condition.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow. Any of the foregoing could adversely affect our business, results of operations and financial condition. For example, the Notice on the Internet Access Service provides that a company possessing the corresponding telecommunications business operation license should deploy the IDC engine room and server and provide ISP access services in the local place covered under its license. We may be ordered to rectify our illegal activities, subject to confiscation of illegal gains, fines or business suspension, or may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future.

Activities of our customers or the content of their websites and other internet properties could subject us to liability.

Through our network, we provide a wide variety of products that enable our customers to exchange information, conduct business, and engage in various online activities both domestically and internationally. Our customers may use our platform and products in violation of applicable law or in violation of our terms of service or the customer’s own policies. The existing laws relating to the liability of providers of online products and services for activities of their users are highly unsettled and in flux both within China and internationally. We may be subject to lawsuits and/or liability arising from the conduct of our customers from time to time. Additionally, the conduct of our customers may subject us to regulatory enforcement actions and/or liability. We may be a defendant in a number of lawsuits both in China and abroad, alleging copyright infringement based on content that is made available through our customers’ websites. There can be no assurance that we will not face litigation in the future or that we will prevail in any litigation we may face. An adverse decision in one or more of these lawsuits could materially and adversely affect our business, results of operations, and financial condition.

Litigations may subject us to claims arising from activities of our customers and content on their websites for large potential damages based on a significant number of online occurrences under statutory or other damage theories. Such claims may result in liability that exceeds our ability to pay. Even if claims against us are ultimately unsuccessful, defending against such claims will increase our legal expenses and divert management’s attention from the operation of our business, which could materially and adversely impact our business and results of operations.

Policies and laws in this area remain highly dynamic, and we may face additional theories of intermediary liability in various jurisdictions. For example, the European Union (the EU) approved a copyright directive that will impose additional obligations on online platforms and failure to comply could give rise to significant liability. Other new laws like this, may also expose internet companies to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Non-compliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions, and sanctions;

•	mandatory changes to our network and products;

•	disgorgement of profits, fines, and damages;

•	civil and criminal penalties or injunctions;

•	liability for breaches of agreements with, and claims for damages by our customers or channel partners;

•	termination of contracts;

•	loss of intellectual property rights;

•	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•	temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of actual or alleged misconduct, unscrupulous business practices, errors, failure to functions or other non-compliance by us, our management, employees, any companies we acquire or invest in or by its affiliates or current or former employees before, during or after our acquisition or investments, and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We may in the future be subject to legal proceedings and litigation, including intellectual property or contractual disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may be adversely affected if it is alleged or determined that our technology infringes the intellectual property rights of others.

The cloud service industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the cloud service industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot obtain license or develop technology for any infringing aspect of our business, we would be forced to limit or stop selling products impacted by the claim or injunction or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to obtain license of third-party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. We may receive demands for such indemnification from time to time. In addition, certain of our agreements with our customers and/or third-party service providers may include uncertainties on pricing, fees and others, which may expose us to potential claims as well. Responding to such claims, including those currently pending, regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand.

Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. We may not have insurance to cover potential claims of this type or to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits, and the results of any such actions may harm our business.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 284 patents, 418 trademarks, 310 copyrights, and 126 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We have obtained license from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “ 金 山 云 ” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained license from Kingsoft Group to use some of its registered patents during their terms of registration. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions.” However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.

There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.

We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.

We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of long-lived assets, primarily including our property and equipment. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets in 2018, 2019 and 2020. However, we may record impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.

We experience fluctuations in our financial results and key metrics, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, our ADSs’ price and the value of your investment could decline.

Our operating results, as well as our key metrics have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and period-to-period comparisons of our operating results and key metrics may not be meaningful. In addition to the other risks described herein, factors that may affect our operating results include the following:

•	macro-economic and other conditions in China and worldwide;

•	fluctuations in demand for or pricing of our solutions and products;

•	our ability to attract new customers;

•	our ability to retain our existing customers;

•	fluctuations in the usage of our products by our customers, which is directly related to the amount of revenues that we recognize from our customers;

•	fluctuations in customer delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;

•	the timing of customer payments and any difficulty in collecting accounts receivable from customers;

•	potential and existing customers choosing our competitors’ products or developing their own products in-house;

•	timing of new functionality of our existing platform;

•	the political or economic relationships between China and the United States;

•	the stability and management of our supply chain;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	the amount and timing of non-cash expenses, including share-based compensation, impairment of long-lived assets, and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training, and integrating new employees;

•	the effects of acquisitions or other strategic transactions;

•	expenses in connection with acquisitions or other strategic transactions;

•	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•	the ability to maintain our relationship with business partners;

•	the impact of new accounting pronouncements;

•	changes in the competitive dynamics of our market, including consolidation among competitors or customers;

•	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and

•	awareness of our brand and our reputation in our target markets.

Any of the foregoing and other factors may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our shares, the price of the ADSs could decline substantially, and our business could be harmed.

The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 6% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress toward interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, and a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2013 Share Option Scheme is 209,750,000. The maximum aggregate number of shares that we are authorized to issue pursuant to the 2013 Share Award Scheme is 215,376,304 shares. As of March 31, 2021, options to purchase a total of 83,962,324 ordinary shares, and 103,108,815 awards, have been granted and are outstanding, under such plans. In 2018, 2019 and 2020, we recorded RMB46.9 million, RMB121.3 million, RMB330.1 million (US$50.6 million), respectively, of share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

Increases in labor costs and uncertainties in labor-related regulatory requirements in the PRC may adversely affect our business and results of operations.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our staff costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot assure you that our employment practices have been or will at all times be deemed in compliance with the labor-related laws and regulations in China. Despite that we comply with all applicable labor laws of all the places we operate in, strictly prohibit child labor and forced labor and have established relevant procedures and remediation measures, we cannot completely eliminate the labor-related risks. If we are subject to penalties in connection with labor disputes or government investigations, our business, financial condition and results of operations will be adversely affected.

We face certain risks relating to the real properties that we lease, which may adversely affect our business.

We lease real properties for our office and other uses in China. Some of the ownership certificates or other similar proofs of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for our lease agreements that have not been registered with the relevant PRC governmental authorities.

As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations, which is a general market practice in cloud service industry. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may be required to change our registered address or relocate our operating offices under PRC law.

Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operation outside its registered address, the company shall register those premises for business operation as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.

Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations. We may not be able to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. In the future, we may expand our business to additional locations in China and we may fail to update the registered address for our subsidiaries or register those premises as branch offices in a timely manner. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and publicized to the public. As of the date of this annual report, we have not received any regulatory or governmental penalties in relation to the registered address of our subsidiaries. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

RISKS RELATING TO OUR RELATIONSHIPS WITH KINGSOFT GROUP AND XIAOMI

If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi and its ecosystem, our business may be adversely affected.

Kingsoft Group, our major shareholder, is a leading software company in China. Mr. Jun Lei, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Group and is deemed to be interested in 24.72% of total issued shares in Kingsoft Group as of December 31, 2020. Xiaomi, another major shareholder of our company and controlled by Mr. Jun Lei, is an internet company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi in various areas, such as cross-referrals and devices for IoT – smart living solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have derived, and believe that we will continue to derive, a portion of our revenues from Kingsoft Group and Xiaomi. Revenues from Kingsoft Group in the aggregate accounted for 3.5%, 2.8% and 1.8% of our total revenues in 2018, 2019 and 2020, respectively. Revenues from Xiaomi in the aggregate accounted for 24.6%, 14.4% and 10.0% of our total revenues in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

We have limited experience operating as a stand-alone public company.

We have limited experience conducting our operations as a stand-alone public company. After we became a stand-alone public company upon the completion of our IPO in May 2020, we face enhanced administrative and compliance requirements, which may result in substantial costs. In addition, since we have become a public company, our management team needs to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including those relating to corporate governance, internal control, listing standards, and investor relations issues. We cannot guarantee that we will be able to do so in a timely and effective manner.

Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.

We have benefited, and expect to continue to benefit, significantly from Kingsoft Group’s and Xiaomi’s strong brand recognitions, which enhance our reputation and credibility. Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative publicity associated with Kingsoft Group or Xiaomi, or any negative development with respect to their market positions, financial conditions or compliance with applicable legal or regulatory requirements will likely have an adverse impact on our reputation and brand. If Kingsoft Group’s or Xiaomi’s market position weakens, the effectiveness of our sales and marketing through them may be impaired, which may in turn have a negative impact on our business, financial condition and results of operations. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions” for more information about our related party transactions with Kingsoft Group and Xiaomi.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Two of our principal shareholders, Kingsoft Group and Xiaomi, are our affiliates and have substantial influence over our company. As of March 31, 2021, Kingsoft Group will beneficially own 42.5% of our outstanding shares and Xiaomi will beneficially own 13.4% of our outstanding shares. Mr. Jun Lei, one of our directors, also serves as the chairman and a non-executive director at Kingsoft Group, and serves as the chairman, the chief executive officer and the executive director at Xiaomi. Mr. Tao Zou, one of our directors, also serves as an executive director and the chief executive officer at Kingsoft Group. Mr. Hangjun Ye, one of our directors, also serves as the Chairman of the Technical Committee of Xiaomi. As of March 31, 2021, Mr. Jun Lei and Mr. Tao Zou beneficially owned 13.4% and nil of our outstanding shares, respectively. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi.

They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding Kingsoft Group and Xiaomi, see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

We may have conflicts of interest with Kingsoft Group or Xiaomi and we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Kingsoft Group or Xiaomi and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•

Collaboration with Kingsoft Group and Xiaomi. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties.

•

Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and Xiaomi are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.

•

Sale of shares in our company. Subject to its lock-up arrangements with us and the underwriters and applicable securities laws, Kingsoft Group or Xiaomi may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

•

Developing business relationships with Kingsoft Group’s and Xiaomi’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

•

Our directors may have conflicts of interest. Certain of our directors are also employees of Kingsoft Group or Xiaomi. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi and us.

Kingsoft Group and Xiaomi may from time to time make strategic decisions that they believe are in the best interests of their businesses, which may be different from the decisions that we would have made on our own. Kingsoft Group’s and Xiaomi’s decisions with respect to us or our business may favor Kingsoft Group and Xiaomi and therefore the Kingsoft Group and Xiaomi shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Kingsoft Group and Xiaomi may make decisions that may disrupt or discontinue our collaborations with Kingsoft Group and Xiaomi. If Kingsoft Group and Xiaomi were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, including those between Kingsoft Group or Xiaomi and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

There might be discrepancies between our continuing disclosures on our financial and operating results and those of Kingsoft Group due to differences in accounting policies and data consolidation on the group level.

As a listed company on the Stock Exchange of Hong Kong, Kingsoft Group has been required to disclose its consolidated financial results. As a subsidiary controlled by and an important business unit of Kingsoft Group before our IPO in May 2020, our historical financial results have been included in the consolidated financial statements of Kingsoft Group under IFRS since our inception. After our IPO, we are an associate of Kingsoft Group. Their consolidated financial statements will thus record a share of loss from us and will also disclose our summary financial information under IFRS. The financial results disclosed in this annual report and those to be disclosed or to be furnished to SEC are prepared in accordance with U.S. GAAP and may not be consistent with Kingsoft Group’s financial statements due to different accounting policies.

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating some of our business in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we are likely to be subject to penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the 2020 Negative List, published by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on June 23, 2020 and effective on July 23, 2020, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider and any primary foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our whollyowned PRC subsidiaries are currently considered as foreign-Invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, our VIEs. We have entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits and absorb substantially all of the economic losses of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Item 4. Information on the Company—4.C. Organizational Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAMR, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which our PRC subsidiaries or our VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs; or

•	deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2018, 2019 and 2020. If our VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of the ADSs may decline significantly.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with our VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may not remain as shareholders of our VIEs, or may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them, which may result in deconsolidation of our VIEs. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our VIEs, our subsidiaries and us were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose interest and/or other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay interest and/or other penalties on the adjusted but unpaid taxes.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are critical to our business operations, including the Value-added Telecommunications Business Operation License and the Online Culture Operating Permit. The contractual arrangements contain terms that specifically obligate our VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIEs, or any of our VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.

RISKS RELATING TO DOING BUSINESS IN CHINA

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

The global macro-economic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the European Union on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

We may be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any legislation were to be enacted or any regulations were to be adopted along these lines, it could negatively affect the attitudes of investors towards China-based issuers listed in the United States in general, which also could have a material and adverse impact on the trading price of the ADSs.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

In particular, PRC laws and regulations concerning the cloud service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the cloud service industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to cloud services. Moreover, developments in the cloud service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict cloud service market players like us, which could materially and adversely affect our business and operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and each of our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and from making loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was amended on in December, 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations and other applicable laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested or intend to take all necessary measures to require our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly-listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non- PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, which may have a material adverse effect on our financial condition and results of operations.

On December 10, 2009, the SAT issued the circular of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Incomes from Equity Transfers of Non-Resident Enterprises, or SAT Circular 698, which came into effect on January 1, 2008. Circular 698 addressed tax treatments on China equities transferred (directly or indirectly) by non-residents. China tax authorities have been empowered to disregard interposed entities if they are considered to lack a reasonable commercial purpose and the whole indirect share transaction will be treated as a direct share transfer with PRC capital gain tax liabilities arising.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatments are not yet concluded. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to China taxable assets, which includes equity investments in PRC resident enterprises, assets of Chinese establishments and immovable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

As a public company with securities listed on a national exchange, we will be required to have our financial statements audited by an independent registered public accounting firm registered with PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

The recent enactment of the Holding Foreign Companies Accountable Act may result in delisting of the ADSs.

Over the past decade, U.S. SEC and PCAOB and the Chinese counterparts, namely, the CSRC and PRC Ministry of Finance, have been in an impasse over the ability of the PCAOB to have access to the audit work papers and inspect the audit work of China-based accounting firms, including our auditor. In May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation (the “MOU”) with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, on December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB reiterated in another joint statement the greater risk associated with the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by laws in China, the Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020.. Pursuant to the HFCAA, the SEC is required to propose rules to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the PCAOB is unable to inspect the work of the accounting firm for three consecutive years. It is unclear when the SEC will complete its implementation of the HFCAA. The enactment of the HFCAA and other efforts to increase U.S. regulatory access to audit work papers could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected as uncertainty remains over whether there will be a compromise solution. In the worst case, our ADSs could be delisted if we were unable to cure the situation to meet the PCAOB inspection requirement in time.

In addition, on August 6, 2020, the President’s Working Group on Financial Markets, or PWG, released a report recommending that the SEC take steps to implement the five recommendations, including enhanced listing standards on U.S. stock exchanges with respect to PCAOB inspection of accounting firms. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. Our audit committee is aware of the policy restriction and regularly communicates with our independent auditor to ensure compliance. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be adversely affected. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the Nasdaq or the termination of the registration of the ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

RISKS RELATING TO THE ADSs

The trading price of the ADSs has been volatile and may be volatile regardless of our operating performance, which could result in substantial losses to investors.

The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:

•	macro-economic factors in China;

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•	our major shareholders’ business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	political or trade tensions between the United States and China; and

•	actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly and timely, we could lose visibility and attractiveness in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2021, we had 89,352,219 ADSs (representing 1,340,283,285 ordinary shares) issued and outstanding. The ADSs sold in our initial public offering and our public offering in September 2020 are freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Any or all of these ordinary shares may be released prior to the expiration of the lock-up period at the discretion of the designated representatives. To the extent ordinary shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. If any of our principal shareholders or members of our management team sell substantial amounts of our securities in the public markets, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owners or holders of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provides that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary may try to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you cancel the ADSs, withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to cancel the ADSs, withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from canceling the ADSs, withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.

Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to do so. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may make it difficult for overseas regulators to conduct investigations or collect evidence within China.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the current and expected composition of our income and assets and value of our assets, including goodwill, which is based, in part, on the price of our ADSs, we believe that we were not a PFIC for our 2020 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and the cash. If our market capitalization declines significantly while we continue to hold a substantial amount of cash and cash equivalents for any taxable year, we could be a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer owned the ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Item. 10 Additional Information — 10.E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning 10% or more of the ADSs or ordinary shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning 10% or more of the value or voting power of the ADSs or ordinary shares, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We are not actually controlled by “United states shareholders” for purposes of the CFC rules. However, under certain ownership attribution rules, we could be treated as constructively controlled by U.S. subsidiaries of Kingsoft Group and Xiaomi (our controlling shareholders) for purposes of these rules, and therefore we and our non-U.S. subsidiaries may be treated as CFCs. In addition, even if we are not a CFC as described in the preceding sentence, our non-U.S. subsidiaries may be treated as CFCs under such ownership attribution rules because we have a U.S. subsidiary. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to monitor whether we are or any of our non-U.S. subsidiaries is treated as a CFC for any purpose of the U.S. Internal Revenue Code or whether any investor is treated as a United States shareholder with respect to any of these entities or to furnish to any United States shareholders any information that may be necessary to comply with any applicable CFC rules. U.S. investors should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company

Corporate History

In January 2012, we incorporated Kingsoft Cloud Holdings Limited under the laws of the Cayman Islands as our offshore holding company. In February 2012, we incorporated Kingsoft Cloud Corporation Limited as Kingsoft Cloud Holdings Limited’s wholly owned subsidiary in Hong Kong.

In April 2012, Kingsoft Cloud Corporation Limited incorporated Beijing Kingsoft Cloud Technology Co., Ltd., or Beijing Kingsoft Cloud, as its wholly owned subsidiary in the PRC. In December 2015, Kingsoft Cloud Corporation Limited incorporated another wholly owned subsidiary, Beijing Yunxiang Zhisheng Technology Co., Ltd., or Yunxiang Zhisheng, in the PRC.

In December 2017, Kingsoft Cloud Corporation Limited incorporated a wholly owned subsidiary, Kingsoft Cloud Inc., in the United States, to operate a cloud service business and conduct research and development on cloud technology and products.

In May 2020, we completed an initial public offering in which we offered and sold an aggregate of 517,500,000 ordinary shares in the form of ADSs. Upon the initial public offering, all of our issued and outstanding preferred shares were automatically converted into ordinary shares on a one-for-one basis. On May 8, 2020, the ADSs began trading on the Nasdaq under the symbol “KC.”

In September 2020, we completed a public offering in which we offered an aggregate of 9,250,000 ADSs and our selling shareholders sold an aggregate of 8,421,576 ADSs.

In March 2021, we entered into a series of agreements with a target company and its existing shareholders. The target company is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions. Pursuant to the agreements, we will acquire 100% equity interests in the target company. The total consideration consists of cash and shares of the Company. As of the date of this annual report, the transaction was not fully completed.

In March 2021, we entered into an investment agreement with another target company and its existing shareholders. The target company is mainly engaged in providing real time communication PaaS and SaaS solutions. Pursuant to the agreement, we will pay cash consideration to acquire 60% equity interests in the target company. In April 2021, the transaction was completed.

Beijing Kingsoft Cloud entered into a series of contractual arrangements, as amended and restated, with Zhuhai Kingsoft Cloud Technology Co., Ltd., or Zhuhai Kingsoft Cloud, and its wholly owned subsidiary, Beijing Kingsoft Cloud Network Technology Co., Ltd., or Kingsoft Cloud Network, through which we obtained control over Zhuhai Kingsoft Cloud. In addition, Yunxiang Zhisheng entered into a series of contractual arrangements with Kingsoft Cloud (Beijing) Information Technology Co., Ltd., or Kingsoft Cloud Information, and its wholly owned subsidiary, Beijing Jinxun Ruibo Technology Co., Ltd., or Jinxun Ruibo, which enable us to obtain control over the Kingsoft Cloud Information to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of each of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng as our wholly foreign owned entities, or WFOEs, and to Zhuhai Kingsoft Cloud, Kingsoft Cloud Information and their subsidiaries as our variable interest entities, or our VIEs, in this annual report. For more details and risks related to our VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure.”

Our principal executive offices are located at Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China. Our telephone number at this address is +86 10 6292 7777. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.

4.B.	Business Overview

Our Mission

Our mission is to empower enterprises with cloud services.

Overview

We are a leading independent and internet cloud service provider in China. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and IoT cloud services, based on which we have achieved a leading position in the cloud market in China.

Cloud offers a wide variety of benefits, primarily including cost reduction, flexibility, scalability and reliability, and technology innovation, to enterprises compared with the traditional on-premise IT models. As a result of these benefits, global IT spending has seen a structural shift from traditional on-premise IT models to a cloud-based model. China’s cloud market is at an early stage with tremendous growth potential as indicated by the lower market penetration as compared to that in the United States. Being among the existing market leaders who have built significant competitive advantages in a market that has high entry barriers, we are well positioned to capture the large and growing market opportunities brought about by the increasing (i) penetration of cloud services into traditional enterprises and public service organizations, (ii) demand for multi-cloud deployment, (iii) attention to data security, privacy and suppliers’ neutrality (iv) application of 5G, (v) new senarios such as VR\AR and cloud gaming, and support by the continuous development of cloud infrastructure and cloud native technologies.

Being an independently operated company, focusing on cloud services since our inception, we are able to fully mobilize our resources into the innovation of our business models and provide high-quality services to businesses and organizations of all kind. With our full dedication to cloud business, we are able to avoid potential conflicts of interest with our customers and enhance our neutral position, which in turn gains additional trust from more and more customers.

Leveraging our profound industry insights, we saw significant growth prospects in selected verticals, such as game, video, online cooperation, public services, financial services, and healthcare. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have been establishing a leading market position through relentless execution. We have inherited the “enterprise service DNA” from Kingsoft Group, the widely trusted leading software franchise in China, and have established superior enterprise service capabilities. Benefiting from Kingsoft Group’s over 30 years of experience in providing enterprise services, we value each customer and provide best-in-class customer services covering their entire lifecycle which is capable to manage complex projects. Such customer-centric service philosophy enables us to achieve increasing brand recognition and a loyal customer base while improving unit economics. We also adopt a premium-customer strategy, focusing on leading enterprises within selected verticals to establish our market presence efficiently and maintain organic growth from existing premium customers contribution. The total number of our Premium Customers increased from 154 in 2018 to 243 in 2019, and further increased to 322 in 2020. In 2018, 2019 and 2020, our net dollar retention rate of Public Cloud Service Premium Customers was 161%, 155% and 146%, respectively.

We stay at the forefront of cloud technology development and have built prominent research and development capabilities in terms of cloud native technologies. We enjoy a skilled talent pool and will continue to invest in research and development to enhance our technology leadership and upgrade our cloud products and solutions. As of December 31, 2020, our research and development team consisted of 1,286 engineers, researchers, programmers and computer and data scientists, accounting for 59% of our total employees.

Attributable to the above, we have achieved strong growth and continued our margin expansion. Our revenues increased by 78.4% from RMB2,218.2 million in 2018 to RMB3,956.4 million in 2019, and further increased by 66.2% to RMB6,577.3 million (US$1,008.0 million) in 2020. We have incurred gross loss of RMB200.4 million in 2018, and generated gross profit of RMB7.7 million and RMB357.0 million (US$54.7 million) in 2019 and 2020, respectively. We have incurred net loss of RMB1,006.4 million, RMB1,111.2 million and RMB962.2 million (US$147.5 million) in 2018, 2019 and 2020, respectively.

Our Cloud Platform

We are dedicated to providing high-quality cloud services to businesses and organizations of all kind. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products as well as well-architected industry-specific solutions. The following diagram illustrates the components of our cloud platform.

•

Extensive cloud infrastructure. We have established industry-leading cloud infrastructure, which is fundamental to our cloud platform. As of December 31, 2020, we operated data centers and delivery network with more than 95,000 servers throughout China and in ten other countries and regions and achieved Exabyte-level storage capacity.

•

Cutting-edge cloud products. Our cloud platform is architected specifically to enable enterprises such as internet companies to operate their business in a flexible and distributed manner. As one of the first movers serving internet customers, we have cultivated proprietary cloud technology and successfully commercialized our technological capabilities through a variety of superior products.

•

Well-architected industry-specific solutions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected and fast-growing verticals as first movers and have established a leading market position through relentless execution. As of March 31, 2021, we have designed over 150 industry-specific solutions.

Our cloud platform enables us to maintain our market-leading position and capture significant market opportunities.

Our Products and Solutions

Overview

We are dedicated to providing safe, reliable, stable and high-quality cloud services to our customers. Leveraging our top-notch infrastructure resources and years of technology accumulation, we currently offer a comprehensive suite of cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and IoT – smart living cloud services. The following chart sets forth our key product and solution portfolio as of December 31, 2020.

Our public cloud products primarily cover computing, storage and delivery, and our enterprise cloud products primarily consist of Galaxy Stack, DragonBase and KingStorage. Leveraging our superior enterprise serving capabilities as well as our deep understanding of our customers’ various demands, we provide innovative integrated cloud solutions consisting of a selected suite of our products specifically designed to address the different needs of our customers across various industry verticals. We believe that our industry-specific solutions are able to unleash the full potential of our infrastructure resources and will be of more value to our customers. As of the date of this annual report, we have designed over 150 industry-specific cloud solutions covering a wide spectrum of industry verticals.

Leveraging our industry vision and precise judgment, we saw increased growth prospects in selected verticals, such as games, video, financial services and healthcare. We have strategically expanded our footprints into such fast-growing verticals as first-movers and have established a leading market position through relentless execution. As we managed to establish leading market positions and serve the industry leaders in our strategic verticals, we have been able to consistently deepen our understanding into select industries, improve our solutions, and thus achieve strong growth.

For public cloud services, we charge customers based on utilization and duration. We also offer credit terms and prepaid subscription packages over a fixed subscription period. For enterprise cloud services, we generally charge customers on a project basis. Payment terms for initial project deployment and delivery range from one to six months. We also provide multi-phase project arrangements to meed the demands of our enterprise cloud customers to improve their business digitalization continuously.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	2,110,513	95.1	3,458,843	87.4	5,166,851	791,855	78.5
Enterprise cloud services	94,369	4.3	486,308	12.3	1,372,689	210,374	20.9
Others	13,290	0.6	11,202	0.3	37,767	5,788	0.6

Total Revenues	2,218,172	100.0	3,956,353	100.0	6,577,307	1,008,017	100.0

The following table sets forth the gross billings breakdown for our public cloud services and enterprise cloud services for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Public cloud services
Computing	663,428	30.0	1,017,515	25.8	1,586,890	243,202	24.2
Storage	289,416	13.1	298,314	7.6	285,061	43,688	4.3
Delivery	1,160,698	52.6	2,137,355	54.2	3,318,413	508,569	50.5
Enterprise cloud services	94,369	4.3	489,713	12.4	1,378,811	211,312	21.0

Total gross billings	2,207,911	100.0	3,942,897	100.0	6,569,175	1,006,771	100.0

Public Cloud Services

Public Cloud Products

We offer on-demand public cloud products to our customers, primarily consisting of cloud computing, storage and delivery. Our basic cloud computing products provide on-demand high-performance computing resources over the internet, offering availability, agility, scalability and flexibility. In addition to basic cloud computing products, we also offer cloud network, database, security, big data and database products. We have amassed a high-profile customer base including ByteDance, iQIYI, Bilibili, Xiaomi, Zhihu, and so forth.

Basic Cloud Computing

Our basic cloud computing products primarily include:

•

Kingsoft Cloud Elastic Compute (“KEC”): KEC provides flexible and scalable computing capacity, enabling developers to easily perform large scale computing and deployment in the required server environment. Cloud servers can be deployed at any time on-demand to improve operation and maintenance efficiency. For users with high demands for on-premise resource allocation, security and compliance, we also offer Kingsoft Cloud Dedicated Host (“KDH”) to provide an exclusive virtual resource pool.

•

Kingsoft Cloud Bare Metal Servers—Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. Users can easily manage the EPC server’s network configuration, storage configuration and operating system interface.

•

Kingsoft Cloud Edge Node Computing (“KENC”): KENC is a distributed edge computing resource pool. It provides customers with edge virtual machines, edge dockers, network security groups, load balancing, virtual private cloud and other functions. It helps users reduce access delay, save costs, and enables integration of more industry-specific applications.

•

Kingsoft Cloud Container Engine (“KCE”): KCE is developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services of us. It provides users with reliable and scalable container management services with high performance.

•

Kingsoft Cloud Container Instance (“KCI”): KCI provides a serverless container service that helps users to manage the full life-cycle of their containers in the cloud without purchasing or managing the underlying servers.

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

•

Server Load Balancing (“SLB”): SLB is a network service that distributes traffic to multiple cloud servers within a computing cluster. Traffic distribution can quickly improve the external service capability of the application system. SLB hides the actual service port, enhances the security of the internal system and improves the availability of the application system by eliminating single point service failures.

•

Elastic IP (“EIP”): EIP is an IP address associated with the user account, which can be bound to any cloud server, cloud physical host or load balancing of the user. With EIP, users can quickly re-map an address to another cloud server, cloud physical host or load balancing in their accounts to shield instance failures.

•

Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated connect or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to a VPC network, which also allows users to establish and manage security policies and network access control policies.

Cloud Database

We have a full stack database product portfolio, including relational databases, distributed databases and NoSQL databases, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and lossless data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

•

Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that can be used at any time. It has multiple security protection features and an optimized performance monitoring system, and provides database backup, recovery and optimization features. It supports various versions across MySQL, PostgreSQL and SQLServer.

•

Kingsoft Cloud Database for Redis: Kingsoft Cloud database for Redis provides out-of-the-box, stable, and reliable online cache and key-value storage service. It supports active/standby hot backup and provides database services such as automatic disaster recovery failover, instance monitoring and online capacity expansion.

•

Kingsoft Cloud Database for MongoDB: Kingsoft Cloud Database for MongoDB is a high-performance document database and supports two deployment architectures ReplicaSet and Sharding. It provides integrated solutions such as automatic disaster recovery failover, instance monitoring and elastic capacity expansion.

•

Kingsoft Cloud Database for InfluxDB: Kingsoft Cloud database for InfluxDB is an efficient, stable, secure, and elastic time-series database products. It can be applied in various scenarios requiring massive real-time data monitoring functions, including Internet, big data, and Internet of Things applications. It features high-concurrency data consolidation and data query, quasi-SQL query, multi-dimensional data aggregation, data visualization and analysis.

Data Warehouse

•

Kingsoft Cloud Data Warehouse (KDW): KDW is data warehouse service deployed on a massively parallel processing (MPP) architecture. It is a large-scale PB-level cloud database warehouse solution with smooth upscaling ability that supports the separation of computing and storage, multi-dimensional online data analysis and retrieval, and offline data processing. KDW enables interactive query and analytics of massive relational data and is advantageous in industries such as financial services, internet, insurance, securities, among others.

Big Data

We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data and artificial intelligence platforms. Our key big data products include:

•

Kingsoft Cloud MapReduce (“KMR”): KMR is a cloud big data platform allowing users to process vast amounts of data quickly and cost-effectively at scale. KMR gives users the engine and elasticity to run large-scale analysis at a fraction of the cost of traditional on-premise clusters.

•

Kingsoft Cloud DataCloud (“DataCloud”): Based on a cutting-edge data processing framework, DataCloud provides one-stop cloud-based data services, including data consolidation, integration, processing, management and analysis. DataCloud can be deployed on-premise to enhance control and security. With the help of DataCloud, through advanced data lake architectures such as data lakehouse, unified metadata management, and QueryEngine Service, users can manage and process ultra-large-scale structured and unstructured data, build data-lake architecture, and create middle-end data platform for enterprise data. It empowers customers with full lifecycle data management capability.

Cloud Security

We provide users with a full range of high-quality cloud security products to effectively address cloud service abuse issues and provide users with secure, stable and reliable cloud services. Our key cloud security products include:

•	Kingsoft Cloud Advanced Defense (“KAD”): KAD is a managed Distributed Denial of Service (DDoS) protection service that safeguards our users’ applications running on our cloud from attack.

•

Kingsoft Cloud Host Security (“KHS”): KHS ensures all-round host security for cloud server and EPC, and is able to quickly identify security problems, monitor security status and comply with security requirements.

•

Kingsoft Cloud Web Application Firewall (“KWAF”): KWAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy KWAF without altering any system structure.

•

Kingsoft Cloud Advanced Defense for EIP (“KEAD”): KEAD is a DDoS protection service with an elastic IP and can be directly bound with Server Load Balancing (SLB) or cloud servers. It absolves users from replacing business IP and tedious access process after being attacked.

Cloud Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises. Our key cloud storage products include:

•

Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a massive, low-cost, secure and highly reliable distributed cloud storage product to address users’ pain points such as storage expansion, data security and distributed access. KS3 offers exabyte-level storage with high queries per second per single bucket. Users can conveniently store and retrieve various data files such as pictures, audio, video and text, etc.

•

Elastic Block Storage (“EBS”): EBS is a block-level data storage service provided for cloud server instances that can be connected to any running KEC instance in the same data center. EBS features high availability, reliability, flexibility and ease of use. It also supports advanced features such as snapshots and mirroring.

•

Kingsoft Cloud File Storage (“KFS”): KFS is a file storage service for KEC, EPC and container services. With standard file access protocols, users do not need to modify existing applications. KFS offers users a distributed file system with unlimited capacity, performance scaling, single namespace, multi-party sharing, high reliability and availability.

•	Kingsoft Cloud Performance File Storage (“KPFS”): KPFS is a high performance file storage service designed for large bandwith, high concurrency and low latency requirments business senarios.

Cloud Delivery

Cloud delivery products have evolved from a simple acceleration tool for one-way static content to a complex application and streaming delivery carrier, enabling an interactive and immersive user experience. Our comprehensive end-to-end cloud delivery solutions allow customers to build their applications on our cloud platform and utilize additional value-added services, such as large-scale storage, streaming encode and decode, and high definition video solutions, offered by us to further enhance their business operations.

Our large-scale, high-concurrency, low-latency, secure and reliable cloud delivery services help our customers enhance their users’ experience.

With 5G deployment and advancement of edge computing, we continue to upgrade our cloud delivery network with more connected nodes and reiterate the advantages of our cloud delivery products.

Today, streaming content represents a significant portion of the internet traffic, and is a major application scenario of our cloud delivery products. Streaming content captures a large share of users’ time spent as it becomes the key distribution medium for various industry verticals, such as entertainment, e-commerce, education, travel and advertising. Leveraging the relationship we built with our clients through our cloud delivery products, we have the natural advantage to cross-sell other cloud products, such as computing, storage and database products, to increase our wallet share.

•

Kingsoft Cloud Live-video Service (“KLS”): KLS is a network system based on Kingsoft Cloud’s comprehensive IaaS infrastructure. Through industry-leading video-encoding technology and powerful distribution capacities, KSL provides low-latency, high-concurrency, and stable live streaming services. KLS supports live streaming upload and download acceleration, as well as real-time transcoding, recording, watermarking, screenshots, second-level streams status management, delayed playback and many other value-added functions and applications. Meanwhile, KLS can be seamlessly integrated with the PaaS platform of Kingsoft Cloud Video Cloud, and it features fast access, multi-terminal adaptation, multi-protocol support, and easy-to-use.

•

Kingsoft Cloud Media Transcoder is a distributed system for multi-media processing service. Based on the deep learning of massive multimedia data, Kingsoft Cloud Media Transcoder establishes a scientific video quality evaluation system, combined with powerful encoding/decoding technology, to provide fast, intelligent and stable media processing service.

•

Kingsoft Cloud Delivery Network (“KCDN”): KCDN is a distributed network consisting of server clusters of edge nodes covering different regions, which distributes user content to edge nodes, effectively resolves the congestion of an internet network, and improves the response speed of users to visit the websites and the availability of the websites.

•

Kingsoft Cloud Image Enhancement (“KIE”): KIE is an intelligent image enhancement product, which is able to recover and enhance image details by deep learning algorithms. It can also enhance resolution and output high-quality images.

•

Kingsoft Cloud Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. Deep-learning-based denoise and enhance algorithms are used to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video codec.

Public Cloud Solutions

The internet industry has undergone a seismic transition from on-premise IT devices deployment to cloud-based solutions. Our public cloud solutions have covered various verticals, including, among others, game, video, e-commerce, education and mobile internet.

Game Cloud Solutions

We started to offer game cloud solutions in 2014, when the mobile game market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices globally. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user experience, much lower response time, as well as lower operational and maintenance costs.

Our game cloud solutions primarily consist of three categories, namely architecture solutions, management solutions and operation solutions. Architecture solutions focus on addressing the users’ needs for computing and storage capabilities. Based on the features of different game genres, we offer customized architecture solutions, such as cloud migration solutions. Management solutions help game companies to efficiently manage the games, covering game updates, maintenance and security. Operation solutions help users to operate and promote games and deliver better experiences to gamers. As of December 31, 2020, we have provided game cloud solutions to leading game companies in China such as Giant Network, NetEase, Perfect World, Seasun Games and Ourpalm.

The key value we bring includes:

•

High concurrency: Our game cloud solutions can effectively reduce the system requirements and pressure for game servers through large-scale and simultaneous cloud computation, which in turn allows for a large number of concurrent players.

•

Low latency: Developed upon our extensive network infrastructure across the world at large scale, we are able to satisfy game companies’ demands for low latency and enable them to deliver high-speed game experiences.

•

Security: Our game cloud solutions offer various security protections against isolated incidents and security failures to ensure player experience is not affected and to maintain high-availability at all times.

•

Failure recovery: By integrating high-quality EBS, Elastic IP and SLB products, our game cloud solutions enable game companies to easily recover from failures in application or underlying layers within seconds.

•	Disaster recovery: Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center.

Video Cloud Solutions

We started to offer video cloud solutions in 2016, prior to the explosive growth of the video industry in China. Our full stack end-to-end video cloud solutions offer various state-of-the-art deep learning algorithms, including cloud trans-coding, image enhancement, smart high definition, content auditing and dark image enhancement. Our holistic intelligent video cloud solutions serve both on-demand video and live streaming companies, offering a high-capacity and elastic cloud delivery network built on our industry-leading containerized edge computing platform. To meet the large-scale and high-quality cloud delivery requirements of these companies, our video cloud solutions combine core technologies such as intelligent video processing algorithms and multi-link optimization to provide enhanced cloud delivery services beyond traditional content delivery services. For on-demand videos, we offer video upload, distributed encoding, media resource management and on-demand delivery. For live streaming, we offer delivery acceleration, real-time encoding, live recording and storage. Our video cloud solutions can be accessed through a management system or API/SDK.

We are among the first cloud companies providing cloud solutions to companies engaged in video business and have amassed a high-profile customer base including ByteDance, iQIYI and Bilibili.

The key value we bring includes:

•	High speed: Our video cloud solutions provide a quick and uninterrupted video streaming and archiving experience.

•	Stability: Our video cloud solutions offer high stability and ensure performance. The distributed network eliminates incidents and disruptions, which can effectively lower packet loss rate.

•	Security: Our video cloud solutions are able to maximize data security by configuring authentication settings for content.

•	High definition: Our video cloud solutions provide optimized encoding and decoding solutions that allow 4K-8K ultra high definition video transmission through the internet.

•	Compliance: Our intelligent automatic content screener ensures compliance with relevant laws and regulations.

Other Solutions

Our public cloud solutions also cover various other industries. Our e-commerce cloud solutions, equipped with big data analytics capabilities, enable our customers to rapidly roll out their e-commerce platforms and effectively manage their resources. Our education cloud solutions provide quality services for customers in the education sector to accelerate education modernization, promoting education equality and improving the quality of education. For example, we provide computing, delivery and other public cloud services to 17EdTech, and our prompt expansion of underlying resources satisfied its demands to ensure high-quality and reliable services during the COVID-19 outbreak in early 2020. In addition, we also offer solutions for remote working, and mobile internet cloud solutions designed for the mobile internet industry in general.

Enterprise Cloud Services

In addition to public cloud services, we also offer enterprise-grade cloud products and solutions primarily for traditional enterprises and public service organizations.

Enterprise Cloud Products

Traditional enterprises and public service organizations existed before the internet emerged. As such, they are more likely to deploy on-premises or a hybrid of on- and off-premises cloud products. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy and security in cloud products. We offer secure enterprise cloud products with high control and customization available from dedicated cloud resources. With increasingly complex business structures and massive data accumulated from daily operations, traditional enterprises and public service organizations require hyper-scale computing and big data capabilities as part of their cloud solutions. We increasingly offer standardized enterprise cloud products and have achieved existing customer renewals and upsells.

Our enterprise cloud products primarily include our Galaxy Stack, DragonBase and KingStorage, among others.

Galaxy Stack

We are dedicated to helping enterprises improve their IT capabilities to better support business development. However, traditional enterprises often have strict data sovereignty, regulatory compliance and other requirements, and a pure public cloud cannot fully meet their demands. Our proprietary Galaxy Stack essentially allows customers to deploy a public cloud architecture within their internal IT infrastructure, so that they can have the same experience as public cloud services in the interior, while fulfilling business compliance and retaining control. Galaxy Stack employs a distributed architecture to create an open, unified and reliable cloud environment for enterprise-grade customers.

We continue to upgrade our Galaxy Stack into 3.0 version and enhance the container services, DevOps, database, big data, security and other functions to provide more professional, scalable and mature one-stop cloud solutions.

The key value we bring includes:

•

Scalability at large scale: Galaxy Stack enables large-scale physical node deployment, massive tenant management and customer service capabilities, which strongly support customers’ massive business operations. Customers can easily adjust the physical node deployment based on their real-time demands.

•	Security: Privatized deployment meets the requirements of enterprises for high-grade information security protection, data security and business continuity.

•	Autonomous control: Galaxy Stack supports customers’ autonomous control operation and maintenance.

DragonBase

We provide distributed Database DragonBase for enterprise-grade customers. Featuring distributed deployment, high availability, smooth upscalling, and enterprise-level security, DragonBase focuses on solutions to address customer’s needs on massive data storage and high-concurrency operation and it also provides supportive systems and facilitate automated performance monitoring, operation, maintenance and security audit. DragonBase is designed to help enterprises accelerate the digitalization process of our customers’ businesses.

The key value we bring includes:

•	High Performance: DragonBase leverages deep optimization of the storage engine to significantly improve its throughput capacity, accommodating highly concurrent applications.

•	Security: DragonBase, with privatization deployment, provides multidimentional monitoring services and features separation of duties for data authorization.

•	Elastic expansion: DragonBase supports elastic expansion of compute nodes and storage nodes with scale-out and scale-up ability.

•

High reliability: DragonBase supports data replication across data centers, offers Data Transmission Service (DTS) that allows data migration and data replication across regions, and performs offline data verification.

KingStorage

KingStorage series are enterprise-level hybrid cloud storage products that include distributed blocks, files and objects cloud storage resources. They provide cloud native benefits and address customers’ demands for massive data storage.

The key value we bring includes:

•

Massive data storage: KingStorage supports EB-level storage and trillions of data entries. Customers can smoothly upscale from PB-level to EB-level yet without affecting their applications or services.

•	High reliability: KingStorage adopts a fully redundant hardware design and has eleven 9s data reliability.

•	Seamless compatibility: KingStorage supports multiple protocol accesses. Customers can use KingStorage without changing the original IT infrastructure nor affecting their operations.

Enterprise Cloud Solutions

Digitalization of traditional enterprises and public service organizations has been fueling market growth. Traditional enterprises and public service organizations are embracing digital transformation and tap into the agility, flexibility and scalability of the cloud. Our enterprise cloud solutions primarily consist of financial service, public service, healthcare and other solutions.

Financial Service Cloud Solutions

We started to offer financial service cloud solutions in 2018 as we see the huge demands for cloud in the financial service sector. We have pioneered the private implementation of one-stop end-to-end public cloud solutions, which could effectively address the pain points faced by financial institutions amid the regulatory requirements, digital transformation and business innovation. Our financial service cloud solutions primarily consist of four types of solutions, including architecture, cloud native, value chain and intelligence cloud solutions. We have successfully deployed flagship projects for leading institutions such as China Construction Bank and Huatai Securities.

The key value we bring includes:

•

Digital transformation: Our customized financial service architecture solutions, by providing high-performance cloud computing service at lower costs, enable financial institutions to achieve digital transformation and migrate to cloud.

•

Cloud native benefits: Our financial service cloud native solutions enable financial institutions to enjoy various benefits brought by cloud technologies, including high security, reliability, availability and flexibility.

•	Value-chain connection: By connecting the entire value chain in finance vertical, our financial service value chain solutions help customers to establish ecosystems and achieve synergies.

•

Business innovation: Our intelligent financial service solutions equip financial institutions with big data analytics capabilities, enabling them to easily and efficiently realize business innovations.

Healthcare Cloud Solutions

Our healthcare cloud solutions provide high-performance, reliable, secure resources and technologies, and a full portfolio of applications and services for the medical and healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare.

The key value we bring includes:

•

Digitalization: Leveraging our comprehensive Picture Archiving & Communication System (“PACS”), we provide solutions of medical image storage, sharing, management, quality control, and related applications. We help customers develop a complete medical image ecosystem by leveraging unified data resources, data processing and computing to support unified system construction, deployment, and service solutions. We help healthcare institutions and hospitals improve radiology workflow, better manage the storage of images, and realize healthcare interoperability.

•

Intelligent and Collaborative Operation: We help customers build regional healthcare platforms with unified cloud infrastructure, cloud-native technology for the middle office, big data platforms and medical resource systems. We provide DataOps capability to help the healthcare industry solve data silos, improve collaboration and the automation of data flow, and enhance collaborative synergies among regional healthcare systems.

Public Service Cloud Solutions

Our public service cloud solutions are based on the cloud architecture and can be easily and quickly deployed on premises. These cloud solutions help public service organizations enhance productivity and efficiency.

The key value we bring includes:

•

Digitalization: By facilitating cloud migration, we help public service organizations lower their operating costs, run their infrastructure more efficiently and scale elastically, while ensuring stringent privacy and high level of security.

•

Intelligent operation: Tailored to the functions of different public service organizations, our cloud platforms provide decision-making support and enable our customers to efficiently and smartly manage their operations.

Data analytics: Featured with big data analytics, we help public service organizations to organize and process their data.

We also provide hybrid cloud solutions to help enterprises to operate and manage their applications spanning customers’ and our data centers. With the hybrid infrastructure architecture, our customers can use cloud services across multiple clouds and data centers to achieve low latency and/or to meet specific security and compliance requirements. Our hybrid cloud solutions are also deployed by enterprises in other verticals, such as financial services, healthcare verticals and others.

The key values we bring include:

•

Consistency: The extensive hybrid cloud infrastructure enables our customers seamlessly to integrate their on-premises operations with cloud services. Our hybrid cloud solutions feature holistic automation, unified management and other cloud native benefits. Customers can manage their operations through integrated dashboard and gain consistent experience.

•

Digitalization: Hybrid cloud solutions help enterprises and organizations to accelerate digital transformation by offering a broad range of services that exceed the capabilities of isolated local data centers, such as elastic scaling, data processing and backup, disaster recovery and others.

•

Security and compliance: Hybrid cloud solutions provide secure and compliant architectures with on-premises data processing and data residency. Privatized deployment meets the requirements of enterprises for high-grade information security protection, and other compliance regulations.

IoT – Smart Living Cloud Services

Launched in 2019, we provide IoT – smart living cloud solutions that encompass both cloud platform software and IoT devices through cooperation with third-party device suppliers. Our IoT – Smart Living cloud products and solutions enable businesses to manage access of different IoT devices.

Our Infrastructure and Technologies

We are dedicated to providing customers with secure and compliant cloud services and our industry-leading cloud infrastructure and technologies have been the key to our success.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2020, we operated data centers and delivery network with more than 95,000 servers throughout China and in ten other countries and regions and achieved exabyte-level storage capacity. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China and overseas. The following map demonstrates the locations of our major data centers and delivery network nodes in China.

Cloud Technologies

We create and apply cutting-edge technologies to drive our development of products and solutions. Our core technologies include:

Cloud Native

Leveraging our proprietary container architecture, our cloud native technologies are applied using zero-performance loss bare metal servers. We provide core cloud native capabilities including microservices engines, service mesh solutions, DevOps systems and functional computing. Integrated with our cloud native security system, our solutions provide customers scalable, reliable, and flexible cloud native infrastructure.

Virtualization

We have built a complete virtualization technology stack. Technologies like x86 virtualization, input/output paravirtualization, high-performance storage and network virtualization, GPU (graphics processing unit) virtualization, with critical features such as smooth live migration and live patching, are all well supported and applied to our cloud products.

Distributed Storage

We have developed different storage technologies for various application scenarios, including key-value storage, table storage, object storage, elastic block storage, and file storage, providing high-performance storage services with reliability, scalability and availability.

Software Defined Network

Our virtualized network architecture, designed on the basis of disaster recovery multi-region construction, supports multi-tenant networks. With petabit-per-second-scale distributed east-west forwarding capabilities and terabit-per-second-scale north-south traffic capabilities, the cloud network provides high-performance interconnect services for computing, storage and various PaaS services.

Cloud Delivery

We have developed a comprehensive set of cloud delivery systems, including caching system, OTCP (optimized transmission control protocol) stack, user datagram protocol-based transport stack, global traffic scheduling system, high-performance domain name system, near-real-time performance analysis system and IPV 4 (internet protocol version 4) and IPV 6 (internet protocol version 6) dual-stack network system.

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB440.5 million, RMB595.2 million, and RMB775.1 million (US$118.8 million) of research and development expenses in 2018, 2019 and 2020, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We had a team of approximately 1,286 engineers, researchers, programmers and computer and data scientists as of December 31, 2020, approximately 27% of whom hold a master’s degree or above. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

Sales, Marketing and Branding

To promote our cloud products and solutions, we mainly directly reach out to our customers and in certain cases we cooperate with third-party agents. Direct sales supported by our experienced industry-focused team is our primary sales approach. To promote our cloud products and solutions, particularly when we enter into a new vertical, we cooperate with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. We then leverage such lighthouse projects to develop and offer products and solutions for other customers, thereby further penetrating the vertical. We seek to generate recurring revenues through after-sale services and cross-sell new solutions after we gain insights into customer needs.

Our business corresponds with the typical pattern of procurement and implementation process of major enterprises and public sector clients in mainland China.

We have established a professional and industry-focused in-house sales team. Our employees have deep knowledge of the industries and customers that they are responsible for. Our in-house sales team works closely with our engineering team to ensure that they can propose and integrate the best solutions to address the pain points faced by participants in the relevant industry verticals.

On the other hand, for indirect sales, our in-house sales channel department works closely with the sales channel partners and leverages their understanding of end user demands, thereby developing tailored marketing strategies.

To encourage and incentivize our in-house sales team, we have designed a compensation structure that includes both fixed and performance-based components. We set specific performance targets for each team member. We evaluate such employee’s performance every year and pay out performance-based compensation accordingly.

In addition, we have a marketing team responsible for increasing the awareness of our brand, promoting our new and existing products and services, maintaining our relationships with business partners and managing public relations.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and noncompete agreements with our full-time R&D staffs, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.

As of the date of this annual report, we have registered 284 patents, 418 trademarks, 310 copyrights and 126 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Data Privacy and Protection

Data security and privacy are our highest priority. We value transparency in our data management practices and have issued the Privacy Policy, the Kingsoft Cloud Security White Paper, and the Cookies Policy on our official website to clarify the way we collect, store, use, share and delete personal information in relation to Kingsoft Cloud products, services, websites, and other application scenarios. We have designed strict data protection policies to ensure that the collection, consolidation, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice. We also established the Kingsoft Cloud Security and Privacy Committee, comprised of senior decision makers to oversee the data security and customer privacy, to ensure compliance with applicable laws and regulations and to ensure that we meet the expectations of our customers.

We have established an all-round information system in compliance with all data security requirements. Our information system applies safeguards, including double-firewalls, antivirus walls and web application firewalls. We encrypt data to enhance data security. Our database can only be accessed through computers designated for authorized use. Only authorized staff can access these computers for designated purposes. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt.

As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable PRC laws and regulations or any applicable laws and regulations in other jurisdictions, and we have not experienced any material data loss or breach incidents.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Competition

Our business is characterized by rapid changes as well as new and disruptive technologies. We face competition in various aspects of our business. In particular, we mainly compete with other cloud service providers in China.

We believe that as a leading cloud service provider in China, we are well-positioned to effectively compete against our competitors and capture market opportunities. However, our competitors may have more capital, longer operating histories, broader brand recognition and larger customer bases. For discussion of risks relating to market competition, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.”

Our Environmental, Social and Governance (ESG) Efforts

We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders. For example, we have been proactively leveraging our technology capabilities to help overcome the challenges of the COVID-19 pandemic by developing countermeasures such as pandemic monitoring and resrouce managmenet platforms.

In 2021, we issued our first ESG report for 2020. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.

Technological Innovation

Leveraging our top-notch technology infrastructure resources, we have developed a comprehensive suite of leading cloud computing services, providing solutions to a variety of industries. Adhering to the concept of inventing for good, we are committed to leveraging our technology capabilities to address the needs and challenges of the new generations and promote the well-being of all.

Responsible Operations

We uphold the principles of compliance and integrity in every aspect of our operation. We abide by all applicable laws and regulations in our operations and act by the highest standards. We are dedicated to providing reliable cloud services, safeguarding data security and promoting honest business practices. Our efforts in responsible operations include, among others, the following:

•	We put every effort into protecting user privacy and data security. See “—Data Privacy and Protection.”

•

Dedicated to providing cutting-edge cloud products and solutions, intellectual property rights protection is of paramount importance to ue. We firmly protect our own innovation achievements and also fully respects that of other parties.

•	We dedicate ourselves to building a fair and transparent working environment and adopt a zero-tolerance attitude towards corruption, bribery and any other unethical behaviors.

Talent Development

We regard our employees as the most valuable assets for the Company. We respect the fundamental rights entitled to employees, ensure equal opportunities for all employees and job applicants and continually look for ways to further diversify our workforce and strengthen our culture of inclusion.

Developing fast, we wish to grow together with our employees. We provide a range of training programs and incentive mechanisms for employees worldwide, all aiming to help employees improve their all-around capabilities.

Regulation

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors and (iv) investment in other methods as specified in laws or administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, as promulgated by the NDRC and the Ministry of Commerce and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally restricted to foreign investment pursuant to the 2020 Negative List, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the Ministry of Commerce and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the Ministry of Commerce shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulation Related to Value-Added Telecommunications Services

Regulation on Value-Added Telecommunications Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from MIIT or its provincial counterparts, prior to the commencement of its operations, or else such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

The Telecommunications Regulations categorize all telecommunications services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in July 2017 set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses.

A catalogue was issued as an appendix to the Telecommunications Regulations, or the Telecommunications Services Catalogue, which was most recently amended by the MIIT in June 2019. Pursuant to the Telecommunications Services Catalogue, the first category of value-added telecommunications services are divided into four subcategories including the “Internet Data Centre Services” (the “IDC Service”), the “Content Delivery Network Services”, the “Domestic Internet Protocol Virtual Private Network Services” and the “Internet Access Services” (the “ISP Service”). The second category of value-added telecommunications services includes without limitation the online data process and transaction process service and information services.

In addition, the MIIT promulgated the Circular on Further Regulating Market Access of IDC Service and ISP Service in 2012, or the Circular 552, which further stipulates the detailed requirements on capital, personnel, facility and equipment for conducting IDC and ISP Services business. On January 17, 2017, the MIIT further promulgated the Notice on the Internet Access Service, which emphasizes the requirements as specified under Circular 552 and prohibits business operation without licenses, business operation beyond permitted territorial scope and business scope set forth on the licenses and “multi-level sublease” in the market with respect to IDC Service, ISP Service and content delivery network service. The IDC and ISP enterprises shall not sublease the IP addresses, bandwidth or other network access resources they have obtained from basic telecommunication operators in the PRC to other enterprises for operating businesses of IDC Service, ISP Service or other business. According to the Notice on the Internet Access Service, enterprises engaged in the businesses of IDC, ISP or content delivery network services shall conduct comprehensive self-inspection and rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection or may be included in the enterprise list of bad credit record, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less other than certain exceptions and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such noncompliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, or the Notice No. 5, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, the Notice No. 5 proposes to gradually open up telecommunications, internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of Notice No. 5.

Regulation Related to Internet Security and Privacy Protection

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of China on December 28, 2000, as amended, provides that, among other things, the following activities conducted through the internet, if constituting a criminal act under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of State regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through the internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, like technical measures for preventing any matter or act that may endanger network security, e.g., computer viruses, invasion or attacks to or destruction of the network, to require all internet access service providers to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cybersecurity Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity systems’ protection requirements, which include formulating the internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, and adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites and revocation of their business licenses.

According to the Measures for Cyber Security Review which was jointly promulgated by the Cyberspace Administration of China, the NDRC, the Ministry of Commerce, the MIIT and eight other ministries and administrations under the State Council on April 13, 2020 and took effect on June 1, 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to protect the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable 10-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulation Related to Employment, Social Insurance and Housing Fund

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between nonfinancial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements and (ii) domestic entities must retain income to account for previous years’ losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

Regulations on Dividend Distributions

The principal laws, rule and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and its implementing rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign-invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the above-mentioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities.

Note:

(1)

Shareholders of Zhuhai Kingsoft Cloud are Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu, a family member of a director of Kingsoft Group. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu are not shareholders of our company. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned by Ms. Weiqin Qiu and Ms. Peili Lei, a family member of the chairman of our Board.

(2)	Shareholders of Kingsoft Cloud Information are Mr. Yulin Wang (our director and CEO) and Ms. Weiqin Qiu.
(3)

Eleven subsidiaries are Xiong’an Kingsoft Cloud Information Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Rizhao Kingsoft Cloud Network Technology Co., Ltd., Hainan Danzhou Yunxiang Zhisheng Network Technology Co., Ltd, Kingsoft Cloud (Tianjin) Technology Development Co., Ltd. and Shanghai Jinxun Ruibo Network Technology Co., Ltd., Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd., Lianjiang Kingsoft Cloud Network Technology Co., Ltd., Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd., Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd., all of which are wholly owned by Beijing Kingsoft Cloud Network to operate cloud business for certain projects.

(4)

Two subsidiaries are Nanjing Kingsoft Cloud Network Technology Co., Ltd. and Wuhan Kingsoft Cloud Information Technology Co., Ltd., both of which are wholly owned by Jinxun Ruibo to operate cloud business for certain projects.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, the shareholders of Zhuhai Kingsoft Cloud and the contractual arrangements by and among Yunxiang Zhisheng, Kingsoft Cloud Information and the shareholders of Kingsoft Cloud Information. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this annual report forms a part.

Exclusive Consultation and Technical Service Agreement

Under the exclusive consultation and technical service agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, Beijing Kingsoft Cloud has agreed to exclusively provide the following services (among others) to Zhuhai Kingsoft Cloud:

•	the licensing of software, copyrights and know-how legally owned by Beijing Kingsoft Cloud;

•	the provision of comprehensive consultancy services related to business operation, management and technology;

•	the development, maintenance and updates of hardware and database;

•	the development of application software and related operational support and updates;

•	the provision of technical training for employees;

•	the collection and research of technical information; and

•	the provision of other related services as required by Zhuhai Kingsoft Cloud from time to time.

Zhuhai Kingsoft Cloud has agreed to annually pay service fees equal to 100% of its revenues for the year deducting costs in the same period as agreed by both parties, and pay service fees for certain services as required by Zhuhai Kingsoft Cloud from time to time. The service fees are adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical service agreement shall remain effective for 20 years from November 9, 2012 unless expressly provided otherwise or Beijing Kingsoft Cloud unilaterally decides to terminate the exclusive consultation and technical service agreement. Beijing Kingsoft Cloud can unilaterally renew this agreement for a further period determined by itself.

On July 18, 2018, Kingsoft Cloud Information and Yunxiang Zhisheng entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the exclusive consultation and technical service agreement described above.

Loan Agreements

On June 20, 2014, Ms. Weiqin Qiu and Beijing Kingsoft Cloud entered into a loan agreement, as amended and supplemented on November 29, 2019, under which Beijing Kingsoft Cloud agreed to provide Ms. Weiqin Qiu interest-free loans. Under these loan agreements, the loans shall be repaid by transferring Ms. Weiqin Qiu’s equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designee.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a loan agreement with Yunxiang Zhisheng, under which Yunxiang Zhisheng agreed to provide Mr. Yulin Wang and Ms. Weiqin Qiu an interest-free loan. This agreement was later amended and supplemented on November 29, 2019, and contains terms substantially similar to the loan agreements described above.

Equity Pledge Agreement

Each of Ms. Weiqin Qiu and Beijing Kingsoft Digital Entertainment Technology Co., Ltd., or Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, has entered into an equity pledge agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014. Under the equity pledge agreement, Ms. Weiqin Qiu and Kingsoft Digital pledged their respective equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to secure obligations under the applicable loan agreements, exclusive purchase option agreement, shareholder voting right trust agreement, and exclusive consultation and technical service agreement. Ms. Weiqin Qiu and Kingsoft Digital further agreed not to transfer or pledge their equity interest in Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The equity pledge agreement will remain binding until the pledgers, Ms. Weiqin Qiu and Kingsoft Digital, as the case may be, discharge all of their obligations under the above-mentioned agreements. As of the date of this annual report, the equity pledges under the equity pledge agreement have been registered with the competent PRC regulatory authority.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an equity pledge agreement with Yunxiang Zhisheng, which contains terms substantially similar to the equity pledge agreement described above. As of the date of this annual report, the equity pledges under the equity pledge agreement dated July 18, 2018 have been registered with the competent PRC regulatory authority.

Exclusive Purchase Option Agreement

Ms. Weiqin Qiu and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into an exclusive purchase option agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019. Under the exclusive purchase option agreement, Ms. Weiqin Qiu granted Beijing Kingsoft Cloud or its designee an option to purchase her equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of the amount of the loan provided to Ms. Weiqin, and the minimum amount of consideration permitted by PRC law, and Kingsoft Digital granted Beijing Kingsoft Cloud or its designee an option to purchase its equity interest in Zhuhai Kingsoft Cloud at a price equal to the higher of RMB1 and the minimum amount of consideration permitted by PRC law. Ms. Weiqin Qiu and Kingsoft Digital also granted Beijing Kingsoft Cloud or its designee an option to purchase all or a portion of the assets of Zhuhai Kingsoft Cloud for the minimum amount of consideration permitted by PRC law. Ms. Weiqin Qiu and Kingsoft Digital also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Zhuhai Kingsoft Cloud without the prior written consent of Beijing Kingsoft Cloud. The exclusive purchase option agreement shall remain in effect until all of the equity interests in Zhuhai Kingsoft Cloud have been acquired by Beijing Kingsoft Cloud or its designee.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an exclusive purchase option agreement with Yunxiang Zhisheng, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the exclusive purchase option agreement described above.

Shareholder Voting Right Trust Agreement

Ms. Weiqin Qiu and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into a shareholder voting right trust agreement with Beijing Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019. Under the shareholder voting right trust agreement, Ms. Weiqin Qiu and Kingsoft Digital agreed to irrevocably entrust a person designated by Beijing Kingsoft Cloud to represent them to exercise all the voting rights and other shareholders’ rights to which they are entitled as shareholders of Zhuhai Kingsoft Cloud. The shareholder voting right trust agreement shall remain effective from the date of such agreement for as long as Ms. Weiqin Qiu and Kingsoft Digital remain the shareholders of Zhuhai Kingsoft Cloud, unless Beijing Kingsoft Cloud otherwise decides to terminate or amend this agreement.

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a shareholder voting right trust agreement with Yunxiang Zhisheng, which was later amended and supplemented on November 29, 2019 and contains terms substantially similar to the shareholder voting right trust agreement described above.

Spousal Consents

The spouses of individual shareholders of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information which is held by and registered under the name of his or her spouse will be disposed of pursuant to the above-mentioned loan agreements, equity pledge agreements and exclusive purchase option agreements and the shareholder voting rights trust agreements. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

In the opinion of Fangda Partners, our PRC legal counsel:

•

the ownership structures of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, Yunxiang Zhisheng and Kingsoft Cloud Information, both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations or rules currently in effect; and

•

the agreements among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its shareholders, Yunxiang Zhisheng, and Kingsoft Cloud Information and its shareholders governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, rules or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunications services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we are likely to be subject to penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

Financial Support Undertaking Letter

We executed a financial support undertaking letter addressed to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, pursuant to which we undertake to provide unlimited financial support to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information to the extent permissible under the applicable PRC laws and regulations, whether or not any operational loss is actually incurred. The form of financial support shall include, but is not limited to, extension of cash, entrusted loans and borrowings. We will not request repayment of the loans or borrowings if Zhuhai Kingsoft Cloud and Kingsoft Cloud Information or their shareholders do not have sufficient funds or are unable to repay.

4.D.	Property, Plant and Equipment

Our current principal executive offices are located at Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease offices in Beijing and certain other cities where we operate with an aggregate of approximately 32,177 square meters as of December 31, 2020. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information—Item 3.D. Risk Factors” and elsewhere in this annual report.

For the impact of foreign currency fluctuations on the company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

5.A.	Operating Results

Key Factors Affecting Our Results of Operations

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Trends in China’s economic conditions and development of China’s cloud industry

Our business and results of operations are significantly affected by China’s overall economic conditions and the development of China’s cloud industry. The development of the cloud industry in China is expected to be driven by massive, high-growth demand from internet verticals, increasing penetration into traditional industries and public service organizations, deployment of 5G, overseas expansion of Chinese companies and favorable government policies. As a market leader, we have captured, and are likely to continue to capture, the various market opportunities brought by the development of China’s cloud industry.

Nevertheless, unfavorable changes in China’s overall economy and cloud industry could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging cloud industry in China is still at its early stage of development and there are considerable uncertainties about its future growth. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We operate in an emerging and evolving market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.”

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers increased from 154 in 2018 to 243 in 2019, and further to 322 in 2020. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

We aim to acquire and retain new customers by, among others, further enhancing the quality and efficiency of our existing products and solutions, offering additional innovative products and solutions and implementing effective sales strategies tailored to the verticals in which we operate. In particular, the revenue growth of our enterprise cloud services has been primarily driven by the fast-growing demands of enterprise cloud services and the increase in the number of our Enterprise Cloud Service Premium Customers. We also aim to continue to generate additional revenues from existing customers and seek additional cross-selling opportunities. In 2018, 2019 and 2020, our net dollar retention rate of Public Cloud Service Premium Customers was 161%, 155% and 146%, respectively.

Our ability to upgrade and expand our products and solutions

We have benefited from the upgrade and expansion of our products and solutions and have achieved rapid growth. Our future success is significantly dependent on our ability to further enhance the quality and expand the scope of our products and solutions. Furthermore, we seek to improve the breadth and quality of our products and solutions, and to enhance our brand recognition, which thereby will allow us to capture additional market share, enjoy better economies of scale and improve our profitability.

Our ability to continue to invest in technology, talent and infrastructure

We have invested, and will continue to invest, in resources to enhance the technology, infrastructure and capabilities of our products and solutions. Our ability to improve our existing cloud products and solutions and develop new ones depends on the scale of our infrastructure as well as the technologies we use to develop and deliver high-quality cloud services to customers. It is thus crucial for us to continually invest in technology and infrastructure to expand our resources and enhance capabilities of our products and solutions. We plan to continue to invest in upgrading and expanding our network infrastructure. Moreover, we plan to continue to invest in talent recruitment and training in the fields of cloud computing, big data, and others to strengthen our technological advantage.

Our ability to effectively control our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. We have invested substantially in developing technology capabilities and infrastructure in order to provide comprehensive products and solutions. Also, we have been expanding into new verticals and developing new products and solutions, for example, we are capturing the market opportunity to provide enterprise cloud services to traditional industries and public service organizations. As a result, we expect our costs and expenses would increase along with the increase in our enterprise cloud revenues. While we expect our costs and expenses to increase as our business expands, we also expect them to decrease as a proportion of our revenues as we achieve more economies of scale and higher operating efficiency.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the verticals in which we operate. Our competitive position may be affected by, among other things, the scope of our solution offerings, the quality of our solutions and our ability to price our solutions competitively. We believe that our neutrality, superior enterprise service capabilities, proprietary cutting-edge technologies and prominent research and development capabilities differentiate us from our competitors and help us establish a high entry barrier difficult for our competitors to surpass. However, we are still subject to competition from a variety of players within our industry. Increased competition could materially and adversely affect our business, financial condition and results of operations.

Key Operating Metrics

We adopt a premium-customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Our total revenues generated from Premium Customers amounted to RMB2,114.2 million, RMB3,853.3 million and RMB6,449.2 million (US$938.4 million) in 2018, 2019 and 2020, respectively, accounting for 95.3%, 97.4% and 98.1% of our total revenues in the same years, respectively. Specifically, our total revenues generated from Public Cloud Service Premium Customers amounted to RMB2,021.3 million, RMB3,358.5 million and RMB5,045.4 million (US$773.2 million) in 2018, 2019 and 2020, respectively, accounting for 95.8%, 97.1% and 97.6% of our total public cloud service revenues in the same years, respectively. Our total revenues generated from Enterprise Cloud Service Premium Customers amounted to RMB92.9 million, RMB481.0 million and RMB1,366.9 million (US$209.5 million), in 2018, 2019 and 2020, respectively, accounting for 98.4%, 98.9% and 99.6% of our total enterprise cloud service revenues in the same years, respectively. Therefore, we regularly review a number of key operating metrics in relation to our Premium Customers as presented in the table below to evaluate our business and measure our performance. We believe that these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	For the Year Ended December 31,
	2018	2019	2020
Public Cloud Services
Number of Public Cloud Service Premium Customers	139	175	191
Net dollar retention rate of Public Cloud Service Premium Customers(1)	161%	155%	146%
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	17	67	124
Total
Number of Premium Customers	154	243	322
Average revenues per Premium Customer (RMB in million)	13.7	15.9	20.0

Note:

(1)

Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

Key Components of Results of Operations

Revenues

We derive our revenues from (i) public cloud services, (ii) enterprise cloud services and (iii) other services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	2,110,513	95.1	3,458,843	87.4	5,166,851	791,855	78.5
Enterprise cloud services	94,369	4.3	486,308	12.3	1,372,689	210,374	20.9
Others	13,290	0.6	11,202	0.3	37,767	5,788	0.6

Total Revenues	2,218,172	100.0	3,956,353	100.0	6,577,307	1,008,017	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, game, video, AI, e-commerce, education, remote work and mobile internet. We charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the financial service, public service and healthcare businesses, among others. We charge our enterprise cloud service customers on a project basis.

Others. We also generate our revenues from other services, primarily including (i) services ancillary to our other revenue streams such as IoT – smart living solutions since 2019, and (ii) advertising placement agency services, which we strategically discontinued in the first quarter of 2019.

Cost of revenues

Our cost of revenues primarily consist of (i) IDC costs, (ii) depreciation and amortization costs, (iii) staff costs and (iv) other costs.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	1,890,499	78.2	2,856,591	72.3	4,058,848	622,046	65.2
Depreciation and amortization costs	406,714	16.8	599,193	15.2	746,245	114,367	12.0
Staff costs	23,682	1.0	52,460	1.3	47,762	7,320	0.8
Other costs	97,667	4.0	440,400	11.2	1,367,469	209,573	22.0

Total cost of revenues	2,418,562	100.0	3,948,644	100.0	6,220,324	953,306	100.0

IDC costs primarily consist of (i) bandwidth costs and (ii) rack costs. Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets and intangible assets. Staff costs are payments to our technical and engineering staff, including salaries, bonuses, benefits and share-based compensation. Other costs consist of third-party software purchases, outsourcing costs associated with both public cloud and enterprise cloud, as well as other costs related to our enterprise services. While we expect our cost of revenues to increase as our business expands, we also expect it to decrease as a proportion of our revenues as we achieve more economies of scale and higher operating efficiency.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	191,671	24.6	317,426	27.6	409,211	62,714	26.2
General and administrative expenses	146,846	18.9	238,648	20.7	379,892	58,221	24.3
Research and development expenses	440,518	56.5	595,169	51.7	775,130	118,794	49.5

Total operating expenses	779,035	100.0	1,151,243	100.0	1,564,233	239,729	100.0

Selling and marketing expenses. Our selling and marketing expenses consist of (i) staff expenses, including salaries, commissions, bonuses, benefits and share-based compensation paid to sales and marketing personnel, (ii) marketing and promotion expenses and (iii) other miscellaneous expenses, primarily including office rental expenses and depreciation expenses. We expect our selling and marketing expenses to increase in the foreseeable future, as we may engage in more activities to promote our brand, retain our existing customers and attract new customers.

General and administrative expenses. Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses, benefits and share-based compensation paid to general and administrative personnel, and (ii) other expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional expenses as a result of operating as a public company and to meet the increased compliance requirements associated with our international expansion, but to be partially offset by the improved efficiency and economies of scales.

Research and development expenses. Our research and development expenses consist of (i) staff expenses, including salaries, bonuses, benefits and share-based compensation paid to research and development personnel, and (ii) other expenses, primarily including depreciation and amortization expenses, office rental expenses and information technology expenses. We expect our research and development expenses to increase in absolute amount in the foreseeable future as we continue to introduce new products and solutions, as well as improve our infrastructure, platforms and technology to stay abreast of technological developments and innovations.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 66.2% from RMB3,956.4 million in 2019 to RMB6,577.3 million (US$1,008.0 million) in 2020.

Public cloud services

Our revenues generated from public cloud services increased by 49.4% from RMB3,458.8 million in 2019 to RMB5,166.9 million (US$791.9 million) in 2020, primarily driven by (i) increased average revenues per Public Cloud Service Premium Customer from RMB19.2 million in 2019 to RMB26.4 million (US$4.0 million) in 2020 as a result of their increasing demands for our products and solutions, contributing 80.8% of the increase in the revenues generated from public cloud services from 2019 to 2020, and (ii) to a lesser extent, increase in the number of our Public Cloud Service Premium Customers from 175 in 2019 to 191 in 2020 due to our further penetration in existing verticals and expansion into more verticals, contributing 18.0% of the increase in the revenues generated from public cloud services from 2019 to 2020.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 182.3% from RMB486.3 million in 2019 to RMB1,372.7 million (US$210.4 million) in 2020, primarily driven by (i) increase in the number of our Enterprise Cloud Service Premium Customers from 67 in 2019 to 124 in 2020 due to our further penetration in existing verticals and expansion into more verticals, contributing 46.2% of the increase in the revenues generated from enterprise cloud services from 2019 to 2020, and (ii) to a lesser extent, increased average revenues per Enterprise Cloud Service Premium Customer from RMB7.2 million in 2019 to RMB11.0 million (US$1.7 million) in 2020 as a result of their increasing demands for our products and solutions, contributing 53.8% of the increase in the revenues generated from enterprise cloud services in 2019 to 2020.

Others

Our revenues generated from others increased from RMB11.2 million in 2019 to RMB37.7 million (US $5.7 million) in 2020, primarily driven by increased revenue from our IoT solutions.

Cost of revenues

Our cost of revenues increased by 57.5% from RMB3,948.6 million in 2019 to RMB6,220.3 million (US$953.3 million) in 2020, primarily driven by (i) an increase in IDC costs by 42.1% from RMB2,856.6 million to RMB4,058.8 million (US$622.0 million) to support our business expansion, (ii) a significant increase in other costs from RMB440.4 million to RMB1,367.5 million (US$209.6 million) which was primarily in relation to the increase in our enterprise cloud revenues; and (iii) an increase in depreciation and amortization as a result of the significant capital expenditure on our equipment.

Gross (loss)/profit

As a result of the foregoing, our gross profit increased significantly from RMB7.7 million in 2019 to RMB357.0 million (US$54.7 million) in 2020, primarily resulting from economies of scale and our enhanced efficiency. We also have achieved increased gross profit margin for our enterprise cloud services, mainly attributable to (i) increased sales of standardized enterprise cloud products and (ii) existing customer renewals and upsells.

Operating expenses

Our operating expenses increased by 35.9% from RMB1,151.2 million in 2019 to RMB1,564.2 million (US$239.7 million) in 2020.

Selling and marketing expenses

Our selling and marketing expenses increased by 28.9% from RMB317.4 million in 2019 to RMB409.2 million (US$62.7 million) in 2020, primarily driven by (i) increase in share-based compensation expenses in 2020, (ii) increases in the number of our sales and marketing personnel as we continued to increase our sales and marketing efforts, and (iii) an increase in selling and marketing staff’s compensation level.

General and administrative expenses

Our general and administrative expenses increased by 59.2% from RMB238.6 million in 2019 to RMB379.9 million (US$58.2 million) in 2020, primarily driven by (i) the share-based awards subject to accelerated vesting of share awards upon completion of our IPO in May 2020, (ii) an increase in the number of our general and administrative staff, and (iii) an increase in general and administrative staff’s compensation level.

Research and development expenses

Our research and development expenses increased by 30.2% from RMB595.2 million in 2019 to RMB775.1 million (US$118.8 million) in 2020, primarily driven by (i) increase in share-based compensation expenses in 2020, (ii) increases in the number of our research and development personnel and (iii) the increase in their compensation levels, as we continued to increase our research and development efforts.

Operating loss

As a result of the foregoing, our operating loss increased by 5.6% from RMB1,143.5 million in 2019 to RMB1,207.3 million (US$185.0 million) in 2020.

Interest income

Our interest income decreased by 1.9% from RMB78.6 million in 2019 to RMB77.1 million (US$11.8 million) in 2020.

Interest expense

Our interest expense increased by 93.9% from RMB4.9 million in 2019 to RMB9.5 million (US$1.4 million) in 2020, primarily due to an increase in our bank loans in 2020.

Foreign exchange gain/(loss)

We recorded foreign exchange gain of RMB188.8 million (US$28.9 million) in 2020, as compared to foreign exchange loss of RMB39.0 million in 2019, primarily due to the fluctuation of exchange rates.

Changes in fair value of financial instruments

Our changes in fair value of financial instruments increased from RMB nil in 2019 to RMB14.3 million (US$2.2 million) in 2020, primarily due to the increase in fair value of equity investments.

Other income/(expense), net

We recorded other expense, net, of RMB10.8 million (US$1.7 million) in 2020 as compared to other income, net, of RMB6.6 million in 2019, primarily due to a decrease in grant of government allowances and subsidies.

Income tax expense

Our income tax expense increased by 65.6% from RMB9.0 million in 2019 to RMB14.9 million (US$2.3 million) in 2020, primarily due to the increase in our taxable income for certain profit-making entities.

Net loss

As a result of the foregoing, our net loss decreased by 13.4% from RMB1,111.2 million in 2019 to RMB962.2 million (US$147.5 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” beginning on page 102 of the Company’s prospectus filed with the Securities and Exchange Commission on September 23, 2020 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-248943) incorporated by reference into this annual report.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. In addition, dividend payments are not subject to withholding tax.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2018 and 2019, we did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. We did not make any provisions for Hong Kong profit tax for the year ended December 31, 2020 as there were accumulated losses derived from or incurred in Hong Kong. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Kingsoft Cloud Network being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed their HNTE status for an additional three years from 2019 to 2021. In addition, Beijing Jinxun Ruibo Network Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019 and successfully renewed their HNTE status for an additional three years from 2020 to 2022. Dividends, interest, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. For further information on our critical accounting policies, see Note 2 to our consolidated financial statements. We believe that the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

Effective January 1, 2017, we elected to adopt the requirements of ASC 606 using the full retrospective method. We apply the five-step model outlined in ASC 606, and account for a contract when it has approval and commitment from our customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs and industry technology life cycles. Timing of revenue recognition may differ from the timing of invoicing to customers. We recognize a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between our performance and the customer’s payment. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in “accrued expenses and other current liabilities” in our consolidated balance sheets. Contract assets primarily relate to our rights to consideration for work completed in relation to our services performed but not billed at the reporting date, and is reflected in “prepayments and other assets” in our consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, we also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

Public cloud services

We provide integrated cloud-based services including but not limited to cloud computing, storage and delivery. The nature of our performance obligation is a single performance obligation to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. We use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

Enterprise cloud services

We provide comprehensive customized cloud-based solutions, which are typically completed within one to six months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. We also provide post-delivery maintenance and upgrade services that are mainly technical support services performed by our technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as we perform throughout a fixed term.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunications services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to us and, therefore, we have the power to direct the activities of our VIEs that most significantly impact their economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIE. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Relating to Our Corporate Structure.”

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Convertible preferred shares and redeemable convertible preferred shares

The Series A convertible preferred shares are classified as permanent equity because they are not redeemable and the holders of the Series A convertible preferred shares are entitled to receive the same form of consideration upon the occurrence of a conditional event (i.e., a Liquidation Transaction) as holders of equally and more subordinated equity instruments, specifically, the ordinary shareholders. The Series B convertible preferred shares have been classified as mezzanine equity as they may be redeemed upon the occurrence of a Liquidation Transaction and Kingsoft Group’s voluntary refusal to approve a public offering in which the pre-IPO market value of the Company is no less than US$1,512,500 and results in gross proceeds of no less than US$151,250 (“Series B Qualified IPO”). We concluded that the Series B convertible preferred shares are not redeemable currently, and it is not probable that the Series B convertible preferred shares will become redeemable because the likelihood of a deemed liquidation is remote. Therefore, no adjustment will be made to the initial carrying amount of the Series B convertible preferred shares until it is probable that they will become redeemable. The Series C, Series D and Series D+ redeemable convertible preferred shares have been classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed-upon date outside the sole control of our company. We concluded that the preferred shares are not redeemable currently, but it is probable that the Series C, Series D and Series D+ redeemable convertible preferred shares will become redeemable. We chose to recognize changes in the redemption value immediately as they occur and adjusted the carrying amount of the Series C, Series D and Series D+ redeemable convertible preferred shares to equal the redemption value at the end of each reporting period.

The convertible preferred shares and redeemable convertible preferred shares, or collectively, the preferred shares, were initially recorded at issue price net of issuance costs. The holders of preferred shares have the ability to convert the instrument into our ordinary shares. We have evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of the preferred shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

Beneficial conversion features exist when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the preferred shares as a contribution to additional paid-in capital. No BCF was recognized for the preferred shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price during the periods presented. We determined the fair value of our ordinary shares with the assistance of an independent third-party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by an issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF has been recognized for the periods presented.

Upon completion of our initial public offering in May 2020, all the preferred shares were converted on a one-for-one basis into ordinary shares.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. All of our share-based awards are classified as equity awards and generally contain only service vesting conditions for the periods presented, and therefore are recorded in the consolidated financial statements based on their grant date fair values. We elected to account for forfeitures as they occur. With the assistance of an independent third-party valuation firm, we used the binomial tree model to determine the fair value of the stock options granted to employees.

Significant factors, assumptions and methodologies used in determining fair value

The fair value of each option grant is estimated using the binomial option-pricing model. The model requires the input of highly subjective assumptions including the estimated expected share price volatility and the share price upon which (i.e., the exercise multiple) the employees are likely to exercise options. We historically have been a private company and lack information on our share price volatility. Therefore, we estimate our expected share price volatility based on the historical volatility of a group of similar companies, which are publicly traded. When selecting these public companies on which we have based our expected share price volatility, we selected companies with characteristics similar to us, including the BEV, business model, development stage, risk profiles, and position within the industry, and with historical share price information sufficient to meet the contractual life of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. The exercise multiple is estimated as the average ratio of the share price to the exercise price as at the time when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, we considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis,” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free interest rates for the periods within the contractual life of the option are based on the U.S. Treasury yield curve in effect during the period the options were granted. Expected dividend yield is based on the fact that we have never paid cash dividends and do not expect to pay them in the foreseeable future.

Prior to the completion of our initial public offering in May 2020, we were required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the binomial option model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares at each grant date. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including external market conditions affecting the cloud service industry, trends within the cloud service industry, the prices at which we sold preferred shares, the superior rights and preference of the preferred shares or other senior securities relative to our ordinary shares at the time of each grant, the results of operations, financials position, status of our research and development efforts, our stage of development and business strategy, the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event or an initial public offering. In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our BEV, and then allocated the BEV to each element of our capital structure (convertible preferred shares, redeemable convertible preferred shares and ordinary shares) using the allocation method. In our case, three scenarios were assumed, namely (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares, redeemable convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value among the convertible preferred shares, redeemable convertible preferred shares and ordinary shares and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares, redeemable convertible preferred shares and ordinary shares on an as-if converted basis.

Subsequent to the completion of our initial public offering in May 2020, the public trading market of the ADSs has been established, and fair value of the ordinary shares underlying our options is the price of the Company’s publicly traded shares.

The assumptions adopted to estimate the fair value of options using the binomial option pricing model were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Risk-free rate	1.98%-2.10%	1.58%-1.80%	0.66%-1.84%
Expected volatility range	42.40%-43.00%	37.40%-37.90%	37.3%-37.8%

	For the Year Ended December 31,
	2018	2019	2020
Exercise multiple	2.20	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$0.63-US$0.68	US$0.72-US$0.76	US$0.76-US$1.94

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measure

In evaluating our business, we consider and use certain non-GAAP measures, adjusted gross (loss)/profit, adjusted gross margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss and adjusted net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross (loss)/profit as gross (loss)/profit excluding share-based compensation allocated in the cost of revenues, and we define adjusted gross margin as adjusted gross (loss)/profit as a percentage of revenues. We define adjusted net loss as net loss excluding share-based compensation, foreign exchange (gain)/loss, changes in fair value of financial instruments and other (income)/expense, net, and we define adjusted net loss margin as adjusted net loss as a percentage of revenues. We define adjusted EBITDA as adjusted net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted gross (loss)/profit, adjusted net loss and adjusted EBITDA in 2018, 2019 and 2020 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are gross (loss)/profit and net loss:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Gross (loss)/profit	(200,390)	7,709	356,983	54,711
Adjustments:
Share-based compensation (allocated in cost of revenues)	3,565	8,509	10,614	1,627

Adjusted gross (loss)/profit	(196,825)	16,218	367,597	56,338

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Gross margin	(9.0)	0.2	5.4
Adjusted gross margin	(8.9)	0.4	5.6

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,006,442)	(1,111,199)	(962,198)	(147,462)
Adjustment:
Share-based compensation	46,941	121,279	330,114	50,592
Foreign exchange (gain)/loss	102,202	38,961	(188,800)	(28,935)
Changes in fair value of financial instruments	(6,404)	—	(14,301)	(2,192)
Other (income)/expense, net	(739)	(6,612)	10,810	1,657

Adjusted net loss	(864,442)	(957,571)	(824,375)	(126,340)

Adjustments:
Interest income	(116,500)	(78,612)	(77,118)	(11,819)
Interest expense	38,826	4,925	9,453	1,449
Income tax expense	9,632	9,003	14,904	2,284
Depreciation and amortization	412,352	604,581	758,038	116,174

Adjusted EBITDA	(520,132)	(417,674)	(119,098)	(18,252)

	For the Year Ended December 31,
	2018	2019	2020
	(%)
Net loss margin	(45.4)	(28.1)	(14.6)
Adjusted net loss margin	(39.0)	(24.2)	(12.5)
Adjusted EBITDA margin	(23.4)	(10.6)	(1.8)

5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares. As of December 31, 2018, 2019 and 2020, we had RMB1,507.1 million, RMB2,023.3 million and RMB3,424.7 million (US$524.9 million), respectively, in cash and cash equivalents. As of December 31, 2018, 2019 and 2020, we had RMB2,208.1 million, RMB225.4 million and RMB2,693.0 million (US$412.7 million), respectively, in short-term investments. As of December 31, 2020, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. We believe that our cash and cash equivalents, short-term investment and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

As of December 31, 2018, 2019 and 2020, we had accumulated deficits amounting to RMB3,790.9 million, RMB4,902.1 million and RMB5,864.4 million (US$898.8 million), respectively. We recorded total equity amounting to RMB8,240.1 million (US$1,262.8 million) as of December 31, 2020. As of December 31, 2018, 2019 and 2020, we had net current assets of RMB3,297.5 million, RMB1,729.7 million and RMB6,079.1 million (US$931.7 million), respectively, and cash and cash equivalents of RMB1,507.1 million, RMB2,023.3 million and RMB3,424.7 million (US$524.9 million), respectively. For the year ended December 31, 2018, 2019 and 2020, we incurred net loss of RMB1,006.4 million, RMB1,111.2 million and RMB962.2 million (US$147.5 million), respectively. We incurred net cash used in operations of RMB383.1 million, RMB439.1 million and RMB290.4 million (US$44.5 million) for the year ended December 31, 2018, 2019 and 2020, respectively.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we received from our initial public offering and the net proceeds we received from the public offering in September 2020. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Regulation—Regulation Related to Foreign Exchange,” “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from making loans or additional capital contributions to our PRC subsidiaries and from making loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(383,110)	(439,132)	(290,433)	(44,511)
Net cash (used in)/generated from investing activities	(1,173,559)	883,247	(4,314,003)	(661,151)
Net cash generated from financing activities	2,435,832	64,507	6,124,153	938,568
Net increase in cash and cash equivalents	879,163	508,622	1,519,717	232,906
Cash and cash equivalents at beginning of the year	573,437	1,507,071	2,023,263	310,079
Effect of exchange rate changes on cash and cash equivalents	54,471	7,570	(118,306)	(18,131)

Cash and cash equivalents at end of the year	1,507,071	2,023,263	3,424,674	524,854

Operating activities

Net cash used in operating activities was RMB290.4 million (US$44.5 million) in 2020. The difference between our net loss of RMB962.2 million (US$147.5 million) and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB804.2 million (US$123.2 million), which was in line with our increased IDC costs, (ii) depreciation and amortization of RMB758.0 million (US$116.2 million) primarily attributable to our increased investment in property and equipment and (iii) share-based compensation of RMB330.1 million (US$50.6 million) to our employees, partially offset by an increase in accounts receivable of RMB1,024.1 million (US$157.0 million) primarily due to our overall business growth.

Net cash used in operating activities was RMB439.1 million in 2019. The difference between our net loss of RMB1,111.2 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB604.6 million primarily attributable to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB533.8 million, which was in line with our increased IDC costs, and (iii) share-based compensation of RMB121.3 million to our employees, partially offset by an increase in accounts receivable of RMB823.0 million primarily due to our overall business growth.

Net cash used in operating activities was RMB383.1 million in 2018. The difference between our net loss of RMB1,006.4 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB412.4 million primarily attributable to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB260.1 million, which was in line with our increased IDC costs, (iii) foreign exchange loss of RMB102.2 million as a result of the fluctuations of exchange rates of Renminbi against U.S. dollars and (iv) an decrease in accrued expenses and other liabilities of RMB133.0 million in relation to procurement of property and equipment and accrued staff compensation, partially offset by (i) an increase in accounts receivable of RMB46.7 million primarily due to our overall business growth and (ii) an increase in prepayment and other assets of RMB25.2 million.

Investing activities

Net cash used in investing activities in 2020 was RMB4,314.0 million (US$661.2 million), which was mainly attributable to (i) purchase of short-term investments of RMB5,607.7 million (US$859.4 million) and (ii) purchase of property and equipment of RMB1,559.9 million (US$239.1 million), partially offset by proceeds from maturities of short-term investments of RMB2,891.6 million (US$443.2 million).

Net cash generated from investing activities in 2019 was RMB883.2 million, which was mainly attributable to the proceeds from maturities of short-term investments of RMB3,107.6 million, partially offset by (i) purchases of short-term investments of RMB1,112.0 million and (ii) the purchase of property and equipment of RMB999.5 million.

Net cash used in investing activities in 2018 was RMB1,173.6 million, which was mainly attributable to (i) purchases of short-term investments of RMB2,866.8 million and (ii) the purchase of property and equipment of RMB1,094.6 million, partially offset by the proceeds from maturities of short-term investments of RMB2,784.4 million.

Financing activities

Net cash generated from financing activities in 2020 was RMB6,124.2 million (US$938.6 million), which was mainly attributable to (i) proceeds from our IPO, net of offering costs of RMB3,933.4 million (US$602.8 million), (ii) proceeds from follow-on offering, net of offering costs of RMB1,876.3 million (US$287.6 million), partially offset by repayment of long-term bank loans of RMB100.0 million (US$15.3 million); (iii) proceeds from short-term bank loans of RMB278.5 million (US$42.7 million); and (iv) proceeds from redeemable convertiable preferred shares, net of issuance costs of RMB124.7 million (US$19.1 million).

Net cash generated from financing activities in 2019 was RMB64.5 million, which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs, of RMB349.4 million, partially offset by (i) the repayment of a loan due to Kingsoft Group of RMB225.0 million and (ii) the repayment of a long-term bank loan of RMB80.8 million.

Net cash provided by financing activities in 2018 was RMB2,435.8 million, which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs of RMB2,851.9 million, partially offset by (i) repayment of a loan due to a related party of RMB329.5 million and (ii) repayment of a long-term bank loan of RMB80.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB1,096.2 million, RMB999.7 million and RMB1,591.6 million (US$243.9 million), respectively, in 2018, 2019 and 2020, respectively. Our purchases of property and equipment were RMB1,094.6 million, RMB999.5 million and RMB1,559.9 million (US$239.1 million), respectively, in 2018, 2019 and 2020, accounting for 99.9%, 100.0% and 98.0% of our capital expenditures, respectively, for the same periods. Our capital expenditure commitments as of December 31, 2020 were RMB110,813(US$16,983), which were primarily related to capital expenditures for the construction of a data center scheduled to be paid within one year. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, net proceeds from our initial public offering and follow-on offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds, including the (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to the discretionary surplus fund is made at the discretion of our consolidated VIEs. Pursuant to the law applicable to China’s foreign investment enterprises, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including the (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our initial public offering and follow-on offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

5.C.	Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. See “Item 4. Information on the Company—4.B. Business Overview—Research and Development” and “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Years Ending
	Total	Less than 1 year	1-3 years	More than 3 years
	(in RMB thousands)
Operating lease commitment(1)	329,763	79,495	148,856	101,412
Long-term bank loan(2)	74,351	74,351	—	—
Short-term bank loans(3)	278,488	278,488	—	—
Construction commitment(4)	110,813	110,813	—	—

Notes:

(1)

Operating lease commitment represents future minimum payments under non-cancelable operating leases. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(2)

In June 2016, we entered into a banking facility agreement with a bank, pursuant to which we are entitled to borrow an RMB denominated loan of RMB400.0 million with a fixed annual interest rate at 90% of the benchmark five-year lending rate published by the People’s Bank of China to purchase property and equipment.

(3)	In June and August 2020, we entered into three short-term bank loans with three banks in Beijing bearing fixed annual interest rates of 4.35%, 2.85% and 4.90%, respectively.
(4)	We had commitments for the construction of a data center of RMB110.8 million (US$17.0 million) at December 31, 2020, which are scheduled to be paid within one year.

5.G.	Safe harbor

See “Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	51	Chairman of the Board of Directors
Tao Zou	46	Vice Chairman of the Board of Directors
Yulin Wang	45	Director, Chief Executive Officer
Haijian He	39	Chief Financial Officer
Hangjun Ye	44	Director
Shouxing Liang	41	Chief Operating Officer

Directors and Executive Officers	Age	Position/Title
Kaiyan Tian	43	Vice President
Tao Liu	39	Vice President
Yifeng Qian	35	Vice President
Mingto Yu	58	Independent Director
Kuiguang Niu	42	Independent Director
Hang Wang	49	Independent Director

Jun Lei has served as the chairman of the board of directors since April 2015. Mr. Lei is the founder of Xiaomi Corporation (HKEx: 1810) and currently serves as the chairman, the chief executive officer and the executive director at Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the board since July 2011, non-executive director since August 2008, executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. From 2011 to 2018, Mr. Lei was the chairman of Cheetah Mobile Inc. (NYSE: CMCM). From 2011 to 2016, Mr. Lei was the chairman of YY Inc. (Nasdaq: YY). Mr. Lei received a bachelor’s degree in computer science in 1991 from Wuhan University, where he has been a member of the board since 2003.

Tao Zou has served as our director since December 2016, and as the vice chairman of the board of directors since December 2018. Mr. Zou joined Kingsoft Group in 1998 and currently serves as an executive director and the chief executive officer at Kingsoft Group. Mr. Zou served as a director at Xunlei Limited (Nasdaq: XNET) from 2016 to 2020, and also serves as a director at Cheetah Mobile (NYSE: CMCM), a chairman of KSO (SSE: 688111) and a director of 21Vianet Group, Inc. (Nasdaq: VNET). Mr. Zou received a bachelor’s degree in science from Nankai University in 1997.

Yulin Wang has served as our chief executive officer since December 2016 and our director since April 2015. Mr. Wang served as our president from 2012 to 2016. Mr. Wang joined Kingsoft Group in 2012 and served as a senior vice president at Kingsoft Group until 2020. Prior to joining Kingsoft Group, Mr. Wang served as the executive vice president at Phoenix New Media Limited (NYSE: FENG) from 2009 to 2012. Prior to that, Mr. Wang served as the chief operating officer at CNEC Inc. from 2007 to 2008. Mr. Wang was a vice president of A8 Digital Music Holdings Limited (HKEx: 0800) from 2004 to 2007. Mr. Wang received a bachelor’s degree in science from Nankai University in 1998 and an MBA degree from Tsinghua University in 2008.

Haijian He has served as our chief financial officer since January 2020. Mr. He is charging for financial planning, treasury, legal affairs, strategic investments, and investor relations. Prior to joining us in 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) LLC from 2015 to 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was an associate of the TMT investment banking division at Bank of America Merrill Lynch from 2014 to 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from 2010 to 2013 in New York. Mr. He received an MBA from University of Chicago in 2014, a master’s degree in electronic engineering from Southeast University in 2006, and a bachelor’s degree in electronic engineering from Southeast University in 2003. Mr. He is also a CFA charter holder.

Hangjun Ye has served as our director since April 2021. Dr. Hangjun Ye currently serves as the Chairman of the Technical Committee of Xiaomi Corporation (HKEx: 1810) (“Xiaomi”). He joined Xiaomi in 2012 and served as an engineering director from 2012 to 2019 and a general manager from 2019 to 2021. Before he joined Xiaomi, he was an engineering director at Tencent (HKEx: 0700) from 2010 to 2012. Prior to that, he was a senior software engineer at Google Inc. (NASDAQ: GOOG) from 2006 to 2010. From 2003 to 2006, he served as a staff R&D engineer at IBM (NYSE: IBM). Dr. Ye received his PhD and bachelor’s degree in computer science from Tsinghua University in 2003 and 1998, respectively.

Shouxing Liang currently serves as our chief operating officer. Mr. Liang joined us in 2015 and served as our senior vice president in charge of management of our public cloud and overseas strategies. Prior to joining us, Mr. Liang served as manager of northern China at Qiniu Cloud from 2014 to 2015. Mr. Liang was a senior director of CC Video from 2011 to 2014. Mr. Liang served as a director of the industry department at ChinaCache (Nasdaq: CCIH) from 2006 to 2011. Mr. Liang received a bachelor’s degree in computer science from Fuzhou University in 2000.

Kaiyan Tian serves as our vice president and is responsible for organizational affairs, human resources, strategy development and investment. Prior to joining us in 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to Kingsoft Group, he worked as a game producer at Zynga from 2011 to 2012. He was a program manager at Microsoft (Nasdaq: MSFT) from 2007 to 2011. He was a R&D manager at Samsung (KRX: 005930) from 2004 to 2007. Mr. Tian received a bachelor’s degree in communication engineering in 2001 and a master’s degree in computer science and technology in 2004 from Beijing University of Posts and Telecommunications.

Tao Liu serves as our vice president and is responsible for development and management of our business with financial service sector clients. Prior to joining us in 2015, Mr. Liu served as a data center architect at Baidu (Nasdaq: BIDU) from 2009 to 2015. Mr. Liu received a bachelor’s degree in 2004 and a PhD in 2009 from the University of Science and Technology of China.

Yifeng Qian serves as our vice president and is responsible for research and development. Prior to joining us in 2014, Mr. Qian served as an engineer and an architect at Baidu (Nasdaq: BIDU) from 2010 to 2014. Mr. Qian received a bachelor’s degree in Computer Science from Nanjing University in 2007 and a master’s degree in Computer Software and Theory from the Institute of Software, Chinese Academy of Sciences in 2010.

Mingto Yu has served as our director since May 2020. Mr. Yu has served as the vice chairman of Egis Technology Inc. since August 2019. Prior to Egis, Mr. Yu served as the President at Kaiyu Consulting Inc. from 2013 to 2019. Prior to that, Mr. Yu served as the chief financial officer at Xiaomi from 2011 to 2012 and at Mediatek from 2001 to 2010. Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in 1995.

Kuiguang Niu has served as our director since April 2015. Mr. Niu is currently the partner of IDG Capital. Prior to joining IDG Capital in 2007, he worked at McKinsey & Company. Prior to joining IDG Capital in 2007, he worked at McKinsey & Company. Mr. Niu holds a master’s and a bachelor’s degree in Computer Science and Technology from Tsinghua University.

Hang Wang has served as our director since May 2020. Mr. Wang co-founded Hosen Capital in October 2011, and has served as the vice chairman of New Hope Group since 2013. Mr. Wang joined New Hope Group in 2001, and served as the chief operation officer of the finance department from 2001 to 2004 and the vice president from 2004 to 2013. Mr. Wang has also served as director of New Hope Liuhe Co., Ltd. (SZSE: 000876) since November 2011. Mr. Wang served as director of China Minsheng Banking Corp., Ltd. (HKEx: 1988; SSE: 600016) from 2006 to 2017, and served as supervisor from 2017-2020. Mr. Wang obtained his master’s degree in Economics from Peking University in July 1996. He passed the PRC bar exam in September 1995, and obtained the Certificate of Securities (Asset Management) from the Asset Management Association of China in July 2017.

6.B.	Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of RMB10.7 million (US$1.6 million) in cash to our executive officers, and we paid an aggregate of RMB489,375 (US$75,000) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an indefinite duration until the employment is terminated pursuant to the employment agreement or as mutually agreed between the executive officer and us. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. Save for certain exceptions, either we or the executive officer may terminate the employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain noncompetition and nonsolicitation restrictions during the term of his or her employment and 12 months after the termination of the employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2021, options to purchase a total of 83,962,324 ordinary shares are outstanding under the 2013 Share Option Scheme.

The following paragraphs summarize the terms of the 2013 Share Option Scheme.

Eligible participants. Employees, whether full time or part time, of our company, its subsidiaries or any invested entities are eligible to participate in the 2013 Share Option Scheme.

Subscription price. The subscription price in respect of any particular option shall be such price as determined by the board in its absolute discretion at the time of the making of the offer (which shall be stated in the offer letter) but in any case the subscription price of options granted after our company or Kingsoft Group has resolved to seek a separate initial public offering and up to the date of our company’s initial public offering must not be lower than the new issue price in its initial public offering. In particular, any options granted during the period commencing six months before the lodgment of Form A1 (or its equivalent) up to the date of our company’s initial public offering are subject to this requirement. The subscription price of options granted during such period shall be subject to adjustment to a price not lower than the new issue price in our initial public offering.

Administration. The 2013 Share Option Scheme shall be administrated by the board of our company and Kingsoft Group.

Vesting schedule. The board shall determine the schedule for the vesting of shares comprised in the option on the offer date.

Lapse of options. An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiry of the option period, ceasing to be a participant and commencement of the winding-up of our company.

Transfer restrictions. An option shall be personal to the grantee and not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option.

Termination. We may by resolution in a general meeting at any time terminate the operation of the 2013 Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the 2013 Option Scheme.

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2021, a total of 103,108,815 awards are outstanding under the 2013 Share Award Scheme.

The following paragraphs summarize the terms of the 2013 Share Award Scheme.

Types of awards. The 2013 Share Award Scheme provides for the award of our ordinary shares by the board subject to certain terms and conditions as it may think fit to selected employees.

Award notice. Our company shall inform the selected employees by written notice in such form as our company may from time to time determine requiring the selected employees to undertake to hold the award on the terms on which it is to be granted and to be bound by the rules of the 2013 Share Award Scheme.

Eligibility. Employees, whether full time or part time, of our company, its subsidiaries or any entity in which the company and its owned subsidiaries holds any equity interest are eligible to participate in the 2013 Share Award Scheme.

Plan administration. The 2013 Share Award Scheme shall be administrated by the board of our Company.

Lapse of the awards. An award will automatically lapse if (i) a selected employee ceases to be an eligible employee, (ii) a selected employee is found to be an excluded employee, (iii) a selected employee has breached the 2013 Share Award Scheme or any exhibit hereof in any material respect, (iv) the company by which a selected employee is employed ceases to be a member of the group or any entity in which the group holds any equity interest or (v) an order for the winding-up of our company is made or a resolution is passed for the voluntary winding-up of our company.

Transfer restrictions. Any award made under the 2013 Share Award Scheme shall be personal to the selected employee to whom it is made and shall not be assignable and no selected employee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interests in favor of any other third party over or in relation to either the award referable to him pursuant to such award (regardless of whether it has been vested) or any beneficial interest therein.

Termination. The 2013 Share Award Scheme will terminate on the earliest of (i) the end of February 21, 2023, being the day before the 10th anniversary of the adoption date, (ii) the date when an order for the winding-up of our company is made or a resolution is passed for the voluntary winding-up of our company (otherwise than for the purposes of an amalgamation, reconstruction or scheme of arrangement) and (iii) such date of early termination as determined by the Board, unless terminated at an earlier date by our board of directors.

The following table summarizes, as of March 31, 2021, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

	Ordinary Shares Underlying Share-Based Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Tao Zou	—	—	—	—
Yulin Wang	47,000,000	nil to 0.86978	January 20, 2020	January 20, 2030
Haijian He	*	nil to 0.86978	various dates from February 8, 2020 to June 15, 2020	various dates from February 8, 2030 to June 15, 2030
Hangjun Ye	—	—	—	—
Shouxing Liang	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Kaiyan Tian	*	nil to 0.86978	various dates from April 15, 2018 to December 5, 2019	various dates from January 1, 2023 to November 26, 2024
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Yifeng Qian	*	nil to 0.86978	various dates from April 16, 2015 to December 5, 2019	various dates from April 16, 2025 to December 5, 2029
Mingto Yu	—	—	—	—
Hang Wang	—	—	—	—
Kuiguang Niu	—	—	—	—

Note:

*	Less than 1% of our total outstanding shares.

As of March 31, 2021, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 75,632,857 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 33,792,815 outstanding awards.

For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2013 Share Option Scheme and the 2013 Share Award Scheme, respectively, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based compensation.”

6.C.	Board Practices

Board of directors

Our board of directors consists of seven directors, including three independent directors, namely Mr. Mingto Yu, Mr. Hang Wang and Mr. Kuiguang Niu. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Mingto Yu, Mr. Kuiguang Niu and Mr. Hang Wang, and is chaired by Mr. Mingto Yu. We have determined that Mr. Mingto Yu, Mr. Kuiguang Niu and Mr. Hang Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

We have determined that Mr. Mingto Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	evaluating the independent auditor’s qualifications, performance and independence;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, and reporting such compliance to the board; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Tao Zou, Mr. Hangjun Ye and Mr. Kuiguang Niu, and is chaired by Mr. Tao Zou. We have determined that Mr. Kuiguang Niu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Tao Zou, Mr. Yulin Wang and Mr. Kuiguang Niu, and is chaired by Mr. Tao Zou. We have determined that Mr. Kuiguang Niu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or reelection to the board, or for appointment to fill any vacancy on the board;

•	reviewing and evaluating the size, composition, function and duties of the board consistent with its needs;

•	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;

•	making recommendations to the board as to determinations of director independence;

•	reviewing and approving compensation (including equity-based compensation) for our directors;

•	periodically reviewing and reassessing the adequacy of the committee charter; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to the memorandum and articles of association, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders.

A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors or (2) dies or is found by our company to be of unsound mind.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the memorandum and article of association or applicable Nasdaq rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

6.D.	Employees

We had 1,365, 1,841 and 2,166 full-time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, most of our employees were located in China, and the rest were located overseas.

The following table sets forth the breakdowns of our employees by functions as of December 31, 2020.

Function	Number of Full- Time Employees	Percentage
Research and development	1,286	59%
Sales and marketing	533	25%
General administration	256	12%
Customer support	91	4%

Total	2,166	100%

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees. In addition to our full-time employees, we used 170 contract workers dispatched to us by staffing agencies as of December 31, 2020.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

6.E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 3,349,864,308 ordinary shares outstanding as of March 31, 2021 and exclude (i) a total of 5,475,254 ordinary shares we repurchased in February 2020 and (ii) a total of 190,785,393 ordinary shares issued but deemed to be not outstanding as of the date of this annual report, representing the 190,785,393 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned
	Number	%**
Directors and Executive Officers:†
Jun Lei(1)	449,701,000	13.4%
Tao Zou	—	—
Yulin Wang(2)	61,829,413	1.8%
Haijian He	*	*
Hangjun Ye	—	—
Shouxing Liang	*	*
Kaiyan Tian	*	*
Tao Liu	*	*
Yifeng Qian	*	*
Mingto Yu	—	—
Kuiguang Niu	—	—
Hang Wang	—	—
All directors and executive officers as a group(3)	540,245,895	16.1%
Principal Shareholders:
Kingsoft Corporation Limited(4)	1,423,246,584	42.5%
Xiaomi Corporation(5)	449,701,000	13.4%

Notes:

*	Less than 1% of our total outstanding shares.
**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,349,864,308, being the number of ordinary shares outstanding as of March 31, 2021, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2021.

†	The address of our directors and executive officers is Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.

(1)	Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.
(2)

Represent (i) 48,605,125 ordinary shares held by Autogold Limited, a British Virgin Islands company wholly owned by Prosper River Group Limited and ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Yulin Wang is the settlor of the trust, and Mr. Yulin Wang and his family members are the trust’s beneficiaries. The registered address of Autogold Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, (ii) 9,600,000 ordinary shares held by River Jade Holdings Limited, a British Virgin Islands company ultimately controlled by Mr. Yulin Wang. The registered address of River Jade Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands, and (iii) 3,624,288 ordinary shares underlying share awards under our share incentive plans held by TMF Trust (HK) Limited, as trustee of the share awards.

(3)	Including an aggregate of 7,335,482 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2021.
(4)

Represent 1,423,246,584 ordinary shares, directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

(5)

Represent 449,701,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company. The registered address of Xiaomi Corporation is PO Box 309, Ugland House, Grand Cayman, KY1-11074, Cayman Islands.

To our knowledge, as of March 31, 2021, a total of 1,436,666,355 ordinary shares are held by one record holder in the United States. The holder is The Bank of New York Mellon, the depositary of our ADS program.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B.	Related Party Transactions

Transactions with Kingsoft Group

Intellectual Property Licenses

On November 9, 2012, Kingsoft Group, as the licensor, and we, as the licensee, entered into a license agreement in relation to the licensing of certain trademarks and patents, which was later supplemented on January 28, 2013 and September 13, 2017 (collectively, the “2012 License Agreement”). On December 18, 2019, Kingsoft Group, as the licensor, and we, as the licensee, have entered into a trademark license agreement (the “Trademark License Agreement”) and a patent license agreement (the “Patent License Agreement,” and together with the Trademark License Agreement, the “2019 License Agreements”). The 2019 License Agreements superseded and replaced the 2012 License Agreement in its entirety.

Pursuant to the Trademark License Agreement, Kingsoft Group granted us the license of certain trademarks, including “Kingsoft Cloud” and “ 金 山 云 ,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier.

Pursuant to the Patent License Agreement, Kingsoft Group granted us the license of certain patents in specified areas. The license remains valid until expiry of the patents or until certain conditions as agreed and stipulated in Patent License Agreement are no longer satisfied, whichever is earlier. We have accrued all the specified fees in relation to the licensed patents.

Other Transactions with Kingsoft Group

In 2018, 2019 and 2020, we generated public cloud service revenues of RMB77.7 million, RMB109.2 million and RMB119.0 million (US$18.2 million), respectively, from Kingsoft Group, representing 3.5%, 2.8% and 1.8% of our total revenues, respectively.

In 2018, 2019, we incurred interest expenses for loans provided by Kingsoft Group of RMB25.1 million and RMB4.9 million, respectively. In 2018, 2019 and 2020, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB21.3 million, RMB24.5 million and RMB13.8 million (US$2.1 million), respectively.

In 2014, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of US$500.0 million to us to facilitate our daily operational cash flow needs. The maturity date of the facility is three years from the drawdown date. As of December 31, 2018, RMB225.0 million was provided under this facility at an interest rate of 5.23% per annum. As of December 31, 2020, the entire outstanding balance was fully repaid.

As of December 31, 2020, we had amounts due from Kingsoft Group of RMB45.3 million (US$6.9 million) for public cloud services.

As of December 31, 2020, we had amounts due to Kingsoft Group of RMB80.3 million (US$12.3 million) which mainly represent rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2018, 2019 and 2020, we generated public cloud service revenues of RMB546.6 million, RMB570.4 million and RMB655.2 million (US$100.4 million), respectively, from Xiaomi, representing 24.6%, 14.4% and 10.0% of our total revenues, respectively.

In the fourth quarter of 2018, we incurred cost of revenues for services provided by Xiaomi of RMB18.9 million. In 2019 and 2020, we purchased devices from Xiaomi of RMB2.7 million and RMB2.2 million (US$0.3 million), respectively. In 2019 and 2020, we incurred expenses for rental of a building from Xiaomi of RMB9.6 million and RMB47.9 million (US$7.3 million), respectively.

As of December 31, 2019 and 2020, we had amounts due from Xiaomi of RMB63.9 million and RMB165.6 million (US$25.4 million), respectively, for public cloud services we provided. As of December 31, 2019 and 2020, we had amounts due to Xiaomi of RMB22.4 million and RMB32.7 million (US$5.0 million), respectively, for services provided by Xiaomi.

Other Related Party Transactions

Transactions with Cheetah Group

Cheetah Mobile Inc. is an entity over which Kingsoft Group exercises significant influence. After the completion of our initial public offering on May 8, 2020, Cheetah Group is no longer our related party. See Note 18 to our consolidated financial statements for more details.

In 2018, 2019 and 2020, we generated public cloud service revenues of RMB6.2 million, RMB8.6 million and RMB3.1 million (US$0.5 million), respectively, from Cheetah Group.

As of December 31, 2019, we had amounts due from Cheetah Group of RMB1.9 million for public cloud services.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on us.

Dividend Policy

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

8.B.	Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A.	Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020 under the symbol “KC.” Each American depositary share represents 15 ordinary shares, par value US$0.001 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Each of our American depositary shares represents 15 ordinary shares. Our ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020. Our ADSs trade under the symbol “KC.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.1 to our registration statement on Form F-1 (File Number 333-237726) filed with the Securities and Exchange Commission on April 17, 2020, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution in April 17, 2020, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

According to Clause 3 and 4 of our Amended and Restated Memorandum of Association, the objects for which the Company is established are unrestricted and the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$4,000,000 divided into 4,000,000,000 ordinary shares with a par value of US$0.001 each. Holders of our ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. Subject to the Companies Act, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded.

A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)), including the right to vote individually in a show of hands.

Transfer of Ordinary Shares. Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

Liquidation. Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to our memorandum and articles of association and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We are empowered by the Companies Act and our amended and restated articles of association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq or the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid up share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our currently effective amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to the Companies Act and the Nasdaq rules, our currently effective amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our currently effective amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

10.C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulations Relating to Foreign Exchange and Dividend Distribution.”

10.E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from December 23, 2019.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, our Cayman Islands holding company would be subject to 25% enterprise income tax on its worldwide income. Further, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold the ADSs or ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or certain electing traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC (the “Treaty”), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on the ADSs to certain non-corporate U.S. Holders may be taxable at the reduced rates applicable to “qualified dividend income” if certain conditions are met, and provided that we are not a PFIC for the taxable year of distribution and were not a PFIC for the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends in their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (in the case of ordinary shares) or the depositary’s (in the case of ADSs) actual or constructive receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules described below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the composition of our income and assets and value of our assets, including goodwill, which is based, in part, on the price of our ADSs, we believe that we were not a PFIC for our 2020 taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that taxable year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may also depend on how, and how quickly, we use our liquid assets and cash. If our market capitalization declines significantly while we continue to hold a substantial amount of cash and cash equivalents for any taxable year, we could be a PFIC for that year. Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by any Lower-tier PFIC and (ii) dispositions of shares of any Lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held the ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable years before the first taxable year in which we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless we ceased to be a PFIC and the U.S. Holder made a timely “deemed sale” election with respect to the ADSs or ordinary shares, in which case such U.S. Holder would be deemed to have sold the ADSs or ordinary shares held at their fair market value, and any gain on the deemed sale would be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder of ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the ordinary shares, are listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder’s adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-tomarket election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will likely not be available.

If we were a PFIC (or, with respect to a particular U.S. Holder, were treated as a PFIC) for any taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above under “—Taxation of Distributions” with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holder to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or exchange of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup holding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of the ADSs or ordinary shares, or any non-U.S. accounts through which the ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-237726), as amended, including an annual report contained therein, to register additional securities that become effective immediately upon filing, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on F-6 (Registration No. 333-237852) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

10.I	Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts receivable. We expect that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries and the VIEs are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2018, 2019 and 2020, we had two customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunications infrastructures by local considerations; and risks associated with our ability to attract and retain employees necessary to support our growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Our three largest customers accounted for 25%, 24% and 11%, respectively, of total revenues during the year ended December 31, 2018, 31%, 14% and 12% of total revenues during the year ended December 31, 2019, and 28%, 15% and 10% of total revenues during the year ended December 31, 2020. In addition, our total revenues generated from Premium Customers accounted for 95.3%, 97.4% and 98.1% of our total revenues in 2018, 2019 and 2020, respectively.

Currency convertibility risk

We transact a majority of our business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was depreciation of approximately 5.5% and 1.3% during the years ended December 31, 2018 and 2019, respectively, and appreciation of 6.3% during the years ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancelation of ADS, for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• $.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions, and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate, and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payments by Depositary

In 2020, excluding withholding tax, we received approximately US$7.5 million cash payment from The Bank of New York Mellon, the depositary bank for our ADR program.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.	Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-237726) in relation to the initial public offering of 34,500,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,500,000 ADSs) representing 517,500,000 of our ordinary shares, at a public offering price of US$17.00 per ADS. The registration statement was declared effective by the SEC on May 7, 2019. Our initial public offering closed in May 2019. J.P. Morgan Securities LLC, UBS Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, was US$586.5 million.

We received net proceeds of US$547.5 million from our initial public offering in May 2019 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$586.5 million, which included US$35.2million for underwriting discounts and commissions and US$3.8 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2020, we used approximately US$233 million of the net proceeds from our initial public offering to invest in upgrading and expanding our infrastructure, to further invest in technology and product development, to fund the expansion of our ecosystem and international presence and to supplement our working capital for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File number: 333-248943) in relation to the public offering of 17,671,576 ADSs representing 265,073,640 of our ordinary shares (including (i) 9,250,000 ADSs sold by us, reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 1,250,000 ADSs, and (ii) 8,421,576 ADSs sold by the selling shareholder), at a public offering price of US$31.00 per ADS. The registration statement was declared effective by the SEC on September 23, 2020. Our public offering closed in September 2020. J.P. Morgan Securities LLC, UBS Securities LLC, Credit Suisse Securities (USA) LLC, China International Capital Corporation Hong Kong Securities Limited and Goldman Sachs (Asia) L.L.C. were the representatives of the underwriters for our public offering. The aggregate price of the offering amount registered and sold by us were US$286.8 million.

We received net proceeds of US$276.3 million from our public offering in September 2020 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$286.8 million, which included US$10.0 million for underwriting discounts and commissions and US$0.5 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2020, we did not use any of the net proceeds from our public offering in September 2020. We still intend to use the net proceeds received from our public offering in September 2020 for the purposes as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we identified one material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified is our company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have implemented a number of measures to address this material weakness. We appointed Mr. Haijian He as our Chief Financial Officer to lead and enhance our accounting and financial team. Mr. He has over 10 years of financial experience, in particular in managing financing and evaluating risks in complex merger and acquisition transactions. He has an MBA degree and also is a CFA charter holder. We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations. We have improved our monitoring and oversight controls for non-recurring and complex transactions. We have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls.

As of December 31, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Mingto Yu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Mingto Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-237726) filed with the SEC on April 17, 2020, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2019	2020
	RMB	RMB
	(in thousands)
Audit Fees(1)	3,979	5,010
Audit-Related Fees(2)	1,000	1,349
Tax Fees(3)	226	1,009
All other fees(4)	1,000	1,120

Total	6,205	8,488

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)

“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)

“All other fees” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2020, the professional services were related to other attestation services rendered by our principle auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Currently, we do not plan to rely on home country practice with respect to our corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. Specifically, we currently do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Kingsoft Cloud Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

2.3	Deposit Agreement, dated May 7, 2020 among the Registrant, the depositary and the owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

2.4*	Description of Securities

4.1	Share Option Scheme, as amended on June 27, 2013, May 20, 2015 and December 26, 2016 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.2	Rules relating to the Share Award Scheme, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.5	English translation of Exclusive Consultation and Technical Service Agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Cloud Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.6	English translation of Supplemental Loan Agreement dated November 29, 2019, between Beijing Kingsoft Cloud Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.7	English translation of Creditor’s Right Transfer Agreement dated November 9, 2012, among Weiqin Qiu, Jin Wang, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Beijing Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.8	English translation of Equity Pledge Agreement dated June 20, 2014, among Beijing Kingsoft Cloud Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.9	English translation of Exclusive Purchase Option Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.10	English translation of Shareholder Voting Right Trust Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.11	English translation of Exclusive Consultation and Technical Service Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, between Kingsoft Cloud (Beijing) Information Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.12	English translation of Supplemental Loan Agreement dated November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.13	English translation of Equity Pledge Agreement dated July 18, 2018, among Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.14	English translation of Exclusive Purchase Option Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.15	English translation of Shareholder Voting Right Trust Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.16	Ninth Amended and Restated Shareholders Agreement dated December 27, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.17	Termination Agreement dated April 30, 2020 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, FUTUREX INNOVATION SPC (for the account of and on behalf of Special Opportunity Fund V SP), China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.18	Registration Rights Agreement dated April 7, 2020 by and among the Registrant, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Shunwei Growth III Limited, Precious Steed Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED, Xiaomi Corporation and Kingsoft Corporation Limited. (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.19	Share Purchase Agreement dated December 2, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and China Internet Investment Fund (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.20	Share Purchase Agreement dated December 16, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and DESIGN TIME LIMITED (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.21	English translation of Technology Transfer (Patent License) Agreement dated December 18, 2019 by and among Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd. (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.22	English translation of Trademark License Agreement dated December 18, 2019 by and among Kingsoft Corporation Limited, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Zhuhai Kingsoft Software Co., Ltd. and the Registrant(incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.3 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Conyers Dill & Pearman

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
Name:	Haijian He
Title:	Chief Financial Officer

Date: April 22, 2021

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 22, 2021

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,023,263	3,424,674	524,854
Accounts receivable, net of allowance of RMB22,894 and RMB15,770 (US$2,417) as of December 31, 2019 and 2020, respectively	5	1,347,481	2,334,871	357,835
Short-term investments		225,425	2,693,019	412,723
Prepayments and other assets	6	421,938	887,086	135,952
Amounts due from related parties	18	131,632	205,068	31,428

Total current assets		4,149,739	9,544,718	1,462,792

Non-current assets:
Property and equipment, net	7	1,720,974	1,956,790	299,891
Intangible assets, net	8	7,428	16,573	2,540
Prepayments and other assets	6	36,468	11,824	1,812
Equity investments	2	114,876	126,583	19,400
Amounts due from related parties	18	2,336	5,758	882
Operating lease right-of-use assets	2,9	—	266,968	40,915

Total non-current assets		1,882,082	2,384,496	365,440

Total assets		6,031,821	11,929,214	1,828,232

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY

Current liabilities (including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB2,168,169 and RMB3,000,675 (US$459,873) as of December 31, 2019 and 2020, respectively):

Accounts payable		1,254,589	2,057,355	315,303
Accrued expenses and other liabilities	10	949,213	845,374	129,559
Short-term bank loans	11	—	278,488	42,680
Long-term bank loan, current portion	11	100,000	74,351	11,395
Income tax payable	12	11,930	20,564	3,152
Amounts due to related parties	18	104,259	112,998	17,318
Current operating lease liabilities	2,9	—	76,469	11,719

Total current liabilities		2,419,991	3,465,599	531,126

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$

Non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB74,557 and RMB153,061 (US$23,457) as of December 31, 2019 and 2020, respectively):

Long-term bank loan	11	74,351	—	—
Deferred tax liabilities	12	206	29	4
Other liabilities	10	—	40,578	6,219
Non-current operating lease liabilities	2,9	—	182,958	28,040

Total non-current liabilities		74,557	223,565	34,263

Total liabilities		2,494,548	3,689,164	565,389

Commitments and contingencies	19
Mezzanine equity:
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	13	337,268	—	—
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	13	1,043,147	—	—
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	13	5,965,273	—	—
Series D+ redeemable convertible preferred shares (par value of US$0.001 per share; 77,125,997 and nil shares authorized, 55,089,998 and nil shares issued and outstanding as of December 31, 2019 and 2020, respectively)	13	388,844	—	—

Total mezzanine equity		7,734,532	—	—

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
Shareholders’ (deficit) equity:
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	13	123,186	—	—
Ordinary shares (par value of US$0.001 per share; 1,282,750,429 and 4,000,000,000 shares authorized, 1,077,086,304 and 3,546,124,955 shares issued, 894,711,200 and 3,339,618,633 shares outstanding as of December 31, 2019 and 2020, respectively)	17	5,558	22,801	3,494
Additional paid-in capital		91,746	14,149,984	2,168,580
Accumulated deficit		(4,902,097)	(5,864,356)	(898,751)
Accumulated other comprehensive income (loss)	20	484,348	(68,440)	(10,489)

Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity		(4,197,259)	8,239,989	1,262,834
Noncontrolling interests		—	61	9

Total (deficit) equity		(4,197,259)	8,240,050	1,262,843

Total liabilities, mezzanine equity and shareholders’ (deficit) equity		6,031,821	11,929,214	1,828,232

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues:	4,18
Public cloud services (including related party amounts of RMB630,511, RMB688,187 and RMB777,287 (US$119,124) for the years ended December 31, 2018, 2019 and 2020, respectively)		2,110,513	3,458,843	5,166,851	791,855
Enterprise cloud services		94,369	486,308	1,372,689	210,374
Others (including related party amounts of RMB nil, RMB120 and RMB82 (US$13) for the years ended December 31, 2018, 2019 and 2020, respectively)		13,290	11,202	37,767	5,788

Total revenues		2,218,172	3,956,353	6,577,307	1,008,017

Cost of revenues (including related party amounts of RMB18,868, RMB660 and RMB988 (US$151) for the years ended December 31, 2018, 2019 and 2020, respectively)	18	(2,418,562)	(3,948,644)	(6,220,324)	(953,306)

Gross (loss) profit		(200,390)	7,709	356,983	54,711
Operating expenses:
Selling and marketing expenses		(191,671)	(317,426)	(409,211)	(62,714)
General and administrative expenses		(146,846)	(238,648)	(379,892)	(58,221)
Research and development expenses		(440,518)	(595,169)	(775,130)	(118,794)

Total operating expenses		(779,035)	(1,151,243)	(1,564,233)	(239,729)

Operating loss		(979,425)	(1,143,534)	(1,207,250)	(185,018)
Interest income		116,500	78,612	77,118	11,819
Interest expense		(38,826)	(4,925)	(9,453)	(1,449)
Foreign exchange (loss) gain		(102,202)	(38,961)	188,800	28,935
Changes in fair value of financial instruments	2	6,404	—	14,301	2,192
Other income (expense), net		739	6,612	(10,810)	(1,657)

Loss before income taxes		(996,810)	(1,102,196)	(947,294)	(145,178)
Income tax expense	12	(9,632)	(9,003)	(14,904)	(2,284)

Net loss		(1,006,442)	(1,111,199)	(962,198)	(147,462)
Less: net income attributable to noncontrolling interests		—	—	61	9

Net loss attributable to Kingsoft Cloud Holdings Limited		(1,006,442)	(1,111,199)	(962,259)	(147,471)
Accretion to redemption value of redeemable convertible preferred shares	13	(742,472)	(49,725)	(19,768)	(3,030)
Net loss attributable to ordinary shareholders		(1,748,914)	(1,160,924)	(982,027)	(150,501)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	16	(2.20)	(1.31)	(0.41)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	16	793,430,000	889,521,200	2,400,874,197	2,400,874,197
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		401,820	64,598	(552,788)	(84,718)

Comprehensive loss		(604,622)	(1,046,601)	(1,514,986)	(232,180)
Less: Comprehensive income attributable to noncontrolling interests		—	—	61	9

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(604,622)	(1,046,601)	(1,515,047)	(232,189)
Accretion to redemption value of redeemable convertible preferred shares		(742,472)	(49,725)	(19,768)	(3,030)

Comprehensive loss attributable to ordinary shareholders		(1,347,094)	(1,096,326)	(1,534,815)	(235,219)

The accompanying notes are an integral part of the consolidated financial statement.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	458,116,000	123,186	793,430,000	4,851	—	17,930	(2,088,925)	(1,942,958)
Net loss for the year	—	—	—	—	—	—	(1,006,442)	(1,006,442)
Other comprehensive income	—	—	—	—	—	401,820	—	401,820
Share-based compensation	—	—	—	—	46,941	—	—	46,941
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(46,941)	—	(695,531)	(742,472)

Balance as of December 31, 2018	458,116,000	123,186	793,430,000	4,851	—	419,750	(3,790,898)	(3,243,111)
Net loss for the year	—	—	—	—	—	—	(1,111,199)	(1,111,199)
Other comprehensive income	—	—	—	—	—	64,598	—	64,598
Share-based compensation	—	—	—	—	121,279	—	—	121,279
Exercise and vesting of share-based awards	—	—	101,281,200	707	20,192	—	—	20,899
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(49,725)	—	—	(49,725)

Balance as of December 31, 2019	458,116,000	123,186	894,711,200	5,558	91,746	484,348	(4,902,097)	(4,197,259)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity	Non-controlling interests	Total shareholders’ (deficit) equity
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	458,116,000	123,186	894,711,200	5,558	91,746	484,348	(4,902,097)	(4,197,259)	—	(4,197,259)
Net (loss) profit for the year	—	—	—	—	—	—	(962,259)	(962,259)	61	(962,198)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—	(19,768)	—	(19,768)
Repurchase of ordinary shares (Note 17)	—	—	(5,475,254)	(38)	(26,662)	—	—	(26,700)	—	(26,700)
Issuance of ordinary shares upon initial public offering (“IPO”) (Note 17)	—	—	517,500,000	3,663	3,871,731	—	—	3,875,394	—	3,875,394
Conversion of Series A convertible preferred shares into ordinary shares (Note 17)	(458,116,000)	(123,186)	458,116,000	3,243	119,943	—	—	—	—	—
Conversion of Series B convertible preferred shares and Series C, Series D and Series D+ redeemable convertible preferred shares into ordinary shares (Note 17)	—	—	1,259,133,571	8,913	7,880,202	—	—	7,889,115	—	7,889,115
Issuance of ordinary shares upon follow-on offering (Note 17)	—	—	138,750,000	945	1,880,288	—	—	1,881,233	—	1,881,233
Other comprehensive loss	—	—	—	—	—	(552,788)	—	(552,788)	—	(552,788)
Share-based compensation (Note 14)	—	—	—	—	330,114	—	—	330,114	—	330,114
Exercise and vesting of share-based awards (Note 14)	—	—	76,883,116	517	22,390	—	—	22,907	—	22,907

Balance as of December 31, 2020	—	—	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050

Balance as of December 31, 2020, in US$	—	—	3,339,618,633	3,494	2,168,580	(10,489)	(898,751)	1,262,834	9	1,262,843

*

As of December 31, 2019 and 2020, 182,375,104 and 206,506,322 ordinary shares, respectively, were held by share based payment vehicles in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,006,442)	(1,111,199)	(962,198)	(147,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	412,352	604,581	758,038	116,174
Share-based compensation	46,941	121,279	330,114	50,592
Allowance for doubtful accounts	66	20,645	31,881	4,886
Gain on disposal of property and equipment	(244)	(74)	(2,242)	(344)
Changes in fair value of financial instruments	(6,404)	—	(14,301)	(2,192)
Issuance costs expensed for follow-on offering	—	—	3,727	571
Foreign exchange loss (gain)	102,202	38,961	(188,800)	(28,935)
Non-cash operating lease expense	—	—	52,890	8,106
Changes in operating assets and liabilities:
Accounts receivable	(46,721)	(823,033)	(1,024,113)	(156,952)
Prepayment and other assets	(25,249)	(5,883)	(356,761)	(54,676)
Amounts due from related parties	5,268	84,981	(75,315)	(11,543)
Accounts payable	260,090	533,771	804,198	123,249
Accrued expenses and other liabilities	(132,973)	103,276	381,001	58,391
Operating lease liabilities	—	—	(45,748)	(7,011)
Amounts due to related parties	3,386	(11,163)	8,739	1,339
Income tax payable	4,618	4,726	8,457	1,296

Net cash used in operating activities	(383,110)	(439,132)	(290,433)	(44,511)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(1,094,640)	(999,538)	(1,559,946)	(239,074)
Disposal of property and equipment		—	—	1,363	209
Purchases of intangible assets		(1,552)	(115)	(16,865)	(2,585)
Purchases of short-term investments		(2,866,795)	(1,111,968)	(5,607,690)	(859,416)
Proceeds from maturities of short-term investments		2,784,428	3,107,623	2,891,597	443,157
Purchases of land use rights		—	—	(14,832)	(2,273)
Acquisition of equity investments		(5,000)	(94,376)	(14,650)	(2,245)
Asset-related government grants received		10,000	5,000	7,020	1,076
Loans to senior executives		—	(23,379)	—	—

Net cash (used in) generated from investing activities		(1,173,559)	883,247	(4,314,003)	(661,151)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bank loan		(80,000)	(80,787)	(100,000)	(15,326)
Proceeds from short-term bank loans		—	—	278,487	42,680
Proceeds from IPO, net of offering costs	17	—	—	3,933,393	602,819
Proceeds from follow-on offering, net of offering costs	17	—	—	1,876,316	287,558
Repayments of capital lease obligations		(6,551)	—	—	—
Repayment of loan due to a related party		(329,500)	(225,000)	—	—
Proceeds from exercise of options		—	20,899	11,227	1,721
Proceeds from redeemable convertible preferred shares, net of issuance costs		2,851,883	349,395	124,730	19,116

Net cash generated from financing activities		2,435,832	64,507	6,124,153	938,568

Effect of exchange rate changes on cash and cash equivalents		54,471	7,570	(118,306)	(18,131)
Net increase in cash and cash equivalents		879,163	508,622	1,519,717	232,906
Cash and cash equivalents at beginning of year		573,437	1,507,071	2,023,263	310,079

Cash and cash equivalents at end of year		1,507,071	2,023,263	3,424,674	524,854

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		5,013	4,277	6,270	961
Interest expense paid		33,544	24,143	9,206	1,411
Cash payments for operating leases		—	—	60,273	9,237
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	10	132,686	609,363	181,038	27,745
Acquisitions of equity investments included in accrued expenses and other liabilities	10	—	15,500	—	—
Settlement of senior executive loans by repurchase of ordinary shares	17	—	—	26,700	4,092
Right-of-use assets obtained in exchange for operating lease liabilities		—	—	195,890	30,021
Conversion of warrants into Series D redeemable convertible preferred shares		42,365	—	—	—
Series D+ redeemable convertible preferred shares issuance costs included in accrued expenses and other liabilities		—	10,276	—	—

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of the variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”) and the United States (the “U.S.”).

As disclosed in Note 17, the Company completed its IPO and follow-on offering in May and September 2020, respectively.

As of December 31, 2020, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of the variable interest entities, are as follows:

Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Kingsoft Cloud Inc.	U.S.	December 22, 2017	100%	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

*	collectively, the “WFOE”

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIEs. Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. The WFOE was the primary beneficiary of the VIEs through December 2019 and the Company has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Shareholder Voting Right Trust Agreements

Pursuant to the shareholder voting right trust agreements signed amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes the person designated by Beijing Kingsoft Cloud to act as his, her or its attorney-in-fact (“AIF”) to exercise on such Nominee Shareholder’s behalf any and all rights that such shareholder has in respect of his, her or its equity interests in Zhuhai Kingsoft Cloud. Beijing Kingsoft Cloud has the right to replace the authorized AIF at any time upon written notice without consent from the other parties. The rights as a shareholder of Zhuhai Kingsoft Cloud, including, but not limited to, the right to attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment of executive directors and senior management. The shareholder voting right trust agreements have a term of 10 years and are subject to automatic renewal on an annual basis unless they are terminated by Beijing Kingsoft Cloud at its sole discretion. Zhuhai Kingsoft Cloud and its Nominee Shareholders have no right to unilaterally terminate the agreement.

The terms of the shareholder voting right trust agreements signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Loan Agreements

Beijing Kingsoft Cloud has granted interest-free loans with an aggregate amount of RMB279 to one shareholder of Zhuhai Kingsoft Cloud. The loan was solely for the purposes of capital injection of Zhuhai Kingsoft Cloud. The loans are only repayable by the shareholder through a transfer of her equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the loan agreement signed between Yunxiang Zhisheng and all Nominee Shareholders of Kingsoft Cloud Information are the same as the terms described above, except that the total amount of loans extended to all Nominee Shareholders of Kingsoft Cloud Information is RMB10,000.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement between Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under PRC law. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable PRC law or either RMB0.001 or the loan amount, whichever is higher. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the exclusive purchase option agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Exclusive Consultation and Technical Services Agreements

Pursuant to the exclusive consultation and technical services agreement between Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud, Beijing Kingsoft Cloud has the sole and exclusive right to provide Zhuhai Kingsoft Cloud consulting services and technical services. Without the prior written consent of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud may not directly or indirectly accept any services subject to the exclusive consultation and technical services agreement from any third party, while Beijing Kingsoft Cloud has the right to designate any party to provide such services. Zhuhai Kingsoft Cloud will pay Beijing Kingsoft Cloud a service fee periodically which is adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical services agreement will remain effective for 20 years unless both parties agree to terminate the agreement. The agreement can also be renewed at the discretion of Beijing Kingsoft Cloud.

The terms of the exclusive consultation and technical services agreement signed between Yunxiang Zhisheng and Kingsoft Cloud Information are the same as the terms described above, except that the agreement will continuously remain effective unless both parties agree to terminate the agreement.

Equity Pledge Agreements

Pursuant to the equity pledge agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud to guarantee performance of their obligations under the Contractual Agreements described above. During the term of the equity pledge agreement, Beijing Kingsoft Cloud has the right to receive all of Zhuhai Kingsoft Cloud’s dividends and profits distributed on the pledged equity. In the event of a breach by Zhuhai Kingsoft Cloud or any of its Nominee Shareholders of the contractual obligations under the equity pledge agreement, Beijing Kingsoft Cloud, as pledgee, will have the right to dispose of the pledged equity interests in Zhuhai Kingsoft Cloud and will have priority in receiving the proceeds from such disposal. Zhuhai Kingsoft Cloud and its Nominee Shareholders undertake that, without the prior written consent of Beijing Kingsoft Cloud, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will be in effect permanently until Zhuhai Kingsoft Cloud and its Nominee Shareholders have fulfilled all the obligations under the Contractual Agreements.

The terms of the equity pledge agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

In November and December 2019, the Contractual Agreements were supplemented by the following terms:

a)	Shareholder Voting Right Trust Agreements

•	The shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs.

b)	Exclusive Purchase Option Agreements

•

Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders.

•

Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under PRC laws.

c)	Exclusive Consultation and Technical Service Agreements

•	The exclusive consultation and technical services agreements will remain effective unless terminated by the WFOE at its sole discretion.

d)	Financial Support Undertaking Letter

•

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or its Nominee Shareholders do not have sufficient funds or are unable to repay.

e)	Resolutions of all Shareholders and resolution of the Board of Directors of the Company

•

The Shareholders and the Company’s Board of Directors resolved that the rights under the Shareholder Voting Right Trust Agreements and the Exclusive Purchase Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

As a result, the power and the rights pursuant to the shareholder voting right trust agreements have since been effectively reassigned to the Company which has the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance. The Company is also obligated to absorb the expected losses of the VIEs through the financial support as described above. Therefore, the Company has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. As the VIEs were subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the Contractual Agreements were supplemented, the change of the primary beneficiary of the VIEs was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; and (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current PRC laws or regulations; (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	751,103	1,429,508	219,082
Accounts receivable, net of allowance of RMB22,894 and RMB15,745 (US$2,413) as of December 31, 2019 and 2020, respectively	1,317,110	2,258,313	346,102
Prepayments and other assets	385,402	630,121	96,570
Amounts due from related parties	106,368	204,275	31,306
Amounts due from subsidiaries of the Group	787,900	1,631,592	250,052

Total current assets	3,347,883	6,153,809	943,112

Non-current assets:
Property and equipment, net	1,465,338	1,727,620	264,769
Intangible assets, net	6,487	14,980	2,296
Prepayments and other assets	32,624	9,978	1,529
Equity investments	72,000	86,251	13,219
Amounts due from related parties	2,336	4,712	722
Operating lease right-of-use assets	—	210,338	32,236

Total non-current assets	1,578,785	2,053,879	314,771

Total assets	4,926,668	8,207,688	1,257,883

Current liabilities
Accounts payable	1,236,706	2,013,428	308,571
Accrued expenses and other liabilities	780,991	521,307	79,894
Short-term bank loans	—	278,488	42,680
Long-term bank loan, current portion	100,000	74,351	11,395
Income tax payable	—	45	7
Amounts due to related parties	50,472	56,795	8,704
Current operating lease liabilities	—	56,261	8,622
Amounts due to subsidiaries of the Group	1,010,663	903,879	138,526

Total current liabilities	3,178,832	3,904,554	598,399

Non-current liabilities
Long-term bank loan	74,351	—	—
Deferred tax liabilities	206	29	4
Other liabilities	—	7,020	1,076
Non-current operating lease liabilities	—	146,012	22,377
Amounts due to subsidiaries of the Group	4,244,727	7,367,267	1,129,084

Total non-current liabilities	4,319,284	7,520,328	1,152,541

Total liabilities	7,498,116	11,424,882	1,750,940

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues	2,218,172	3,882,352	6,377,158	977,342
Net loss	(872,291)	(970,344)	(922,908)	(141,442)
Net cash used in operating activities	(451,199)	(785,378)	(833,479)	(127,736)
Net cash used in investing activities	(990,734)	(836,981)	(1,471,637)	(225,538)
Net cash generated from financing activities	1,838,484	1,618,102	2,802,088	429,439

The revenue-producing assets that are held by the VIEs comprise mainly of electronic equipment, and data center machinery and equipment. The VIEs contributed an aggregate of 100%, 98.1% and 97.0% of the Group’s consolidated revenue for the years ended December 31, 2018, 2019 and 2020, respectively, after elimination of inter-entity transactions.

As of December 31, 2020, there was no pledge or collateralization of the VIEs’ assets that can only be used to settle obligations of the VIEs. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs are without recourse to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, measurement of operating right-of-use assets and lease liabilities, impairment of long-lived assets, useful lives of property and equipment, realization of deferred tax assets, share-based compensation expense and the fair value of financial instruments. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

The Group reviews the estimated useful lives of its property and equipment on an ongoing basis. Due to increasing purchase of high-end equipment, continuous improvements in the Group’s software and enhancements in the Group’s capability of operation, effective July 1, 2020, the Group changed its estimates of the useful life for certain electronic equipment from three to four years. The effect of this change in estimate was to reduce depreciation expense, net loss and net loss per share for the year ended December 31, 2020 by approximately RMB164,768 (US$25,252), RMB164,768 (US$25,252) and RMB0.07 (US$0.01), respectively.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and Kingsoft Cloud Inc. is U.S. dollars (“US$”). The functional currency of Kingsoft Cloud Corporation Limited is Hong Kong Dollars (“HK$”). The functional currency of the Company’s subsidiaries and the VIEs located in the PRC is RMB.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ (deficit) equity.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.5250 per US$1.00 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. There are no restricted cash balances for the periods presented.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months.

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as “non-controlling interests” in the Group’s consolidated balance sheets.

Equity investments

The Group’s equity investments are long-term investments in unlisted companies based in the PRC over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock. The Group has early adopted ASC 321, Investments — Equity Securities (“ASC 321”) on January 1, 2018, pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value. As of December 31, 2019 and 2020, the carrying amount of the Group’s equity investments measured at fair value using the measurement alternative was RMB114,876 and RMB126,583 (US$19,400), respectively, net of accumulated impairment of RMB nil and RMB nil (US$ nil), respectively. The Group recognized RMB nil and RMB14,301 (US$2,192) unrealized gains (upward adjustments), and RMB nil and RMB nil (US$ nil) unrecognized losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer in changes in fair value of financial instruments on the consolidated statements of comprehensive loss for years ended December 31, 2019 and 2020, respectively. For all periods presented, no equity securities were sold.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, short-term investments, accounts receivable, equity investments, accounts payable, other liabilities, amounts due from and due to related parties, bank loans, convertible preferred shares and redeemable convertible preferred shares. For equity investments, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The carrying amount of the bank loans approximates their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The convertible preferred shares and redeemable convertible preferred shares were initially recorded at issue price net of issuance costs. As it relates to the redeemable convertible preferred shares, the Group recognizes changes in the redemption value as they occur and adjusts the carrying value of the redeemable convertible preferred shares to equal the redemption value at the end of each reporting period. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3–4 years
Office equipment and fixtures	5 years
Data center machinery and equipment	10 years

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Domain names	10 years
Purchased software and copyrights	3–10 years
Others	3 years

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. For all periods presented, there was no impairment of any of the Group’s long-lived assets.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As of December 31, 2019 and 2020, a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

Revenue recognition

In May 2014, the FASB issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented and the cumulative effect of applying the standard would be recognized at the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. In July 2015, the FASB approved the deferral of the new standard’s effective date by one year. The new standard is effective for annual reporting periods beginning after December 15, 2017. The FASB permits companies to adopt the new standard early, but not before the original effective date of annual reporting periods beginning after December 15, 2016.

Effective January 1, 2017, the Group elected to adopt the requirements of ASC 606 using the full retrospective method. The Group applies the five-step model outlined in ASC 606. The Group accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represents the excess of payments received as compared to the consideration earned and is reflected in “accrued expenses and other liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and is reflected in “prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. The nature of the Group’s performance obligation is a single performance obligation to stand ready to provide an unspecified quantify of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

Enterprise cloud services

The Group provides comprehensive customized cloud-based solutions, which are typically completed within one to six months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. The Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group’s technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance was amounted to RMB317 and RMB4,145 (US$635) for the years ended December 31, 2019 and 2020, respectively. Revenue allocated to upgrades during the periods presented were immaterial.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Others

The Group acts an agent to arrange for advertising services to be provided by popular external applications, primarily Xiaomi Corporation (“promotion services”). The Group recognizes revenue on a net basis because the Group is not responsible for fulfilling the promise to provide the specified advertising service, neither does it control the advertising resources nor have inventory risk. The net fee revenue from promotion services is recognized at a point in time when the advertisements are delivered by the external application. The Group discontinued providing all promotion services in early 2019.

In 2019 and 2020, others mainly include services ancillary to the Group’s other revenue streams such as IoT solutions. The components within the solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. Revenue from solutions is recognized at the point in time upon customer acceptance.

Cost of revenue

Cost of revenues primarily includes bandwidth and internet data center costs, depreciation expense of electronic equipment, data center machinery and equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses such as software purchases directly attributable to the provision of services.

Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2018, 2019 and 2020, the advertising expenses were approximately RMB23,030, RMB29,271 and RMB15,348 (US$2,352), respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The remaining government grants are related to acquisition of assets. The grants are recorded as “deferred government grants” included in the accrued expenses and other liabilities line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) and all subsequent ASU’s relating to this Topic (collectively, “ASC 842”) on January 1, 2020 by using the modified retrospective method and did not restate the comparable periods. The Group has elected the package of practical expedients, which allows the Group to carry forward the historical lease classification, not to assess whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Group has also elected the practical expedient the short-term lease exemption for contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. As most of the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

Upon adoption, the Group recognized operating lease right-of-use assets of RMB92,339 (US$14,152) and total lease liabilities of RMB88,608 (US$13,580) for operating leases as of January 1, 2020. As of December 31, 2020, the Group recognized right-of-use assets of RMB266,968 (US$40,915) for operating leases, and total operating lease liabilities of RMB259,427 (US$39,759), including current portion of RMB76,469 (US$11,719) and non-current portion of RMB182,958 (US$28,040). The impact of adopting ASC 842 on the Group’s opening accumulated deficit and current year net loss is not material.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

Awards granted to employees

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions. The Group has early adopted ASU 2016-09, Compensation—Stock Compensation (Topic 18), Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s Series A and Series B convertible preferred shares, and Series C, Series D and Series D+ redeemable convertible preferred shares are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s convertible preferred shares and redeemable convertible preferred shares using the if-converted method; and ordinary shares issuable upon the exercise of share options and vesting of awarded shares, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB114,305, RMB155,848 and RMB126,784 (US$19,430) for the years ended December 31, 2018, 2019 and 2020, respectively.

Impact of COVID-19

For the year ended December 31, 2020, COVID-19 has had immaterial impact on the Group’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for doubtful accounts, equity investments or long-lived assets subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This update requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. This update is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Group will adopt ASU 2018-15 on January 1, 2021. This guidance should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Group is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. Subsequent to the periods presented, the Group adopted the ASU prospectively on January 1, 2021. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3. CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2019 and 2020, the Company had two customers, with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Three customers accounted for 25%, 24% and 11%, respectively, of total revenues during the year ended December 31, 2018, 14%, 31% and 12%, respectively, of total revenues during the year ended December 31, 2019, and 10%, 28% and 15%, respectively, of total revenues during the year ended December 31, 2020.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3. CONCENTRATION OF RISKS (Continued)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 1.3% and appreciation of approximately 6.3% during the years ended December 31, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that the Group needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

4. REVENUES

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Public cloud services recognized over time	2,110,513	3,458,843	5,166,851	791,855

Enterprise cloud services:
Solutions recognized at a point in time	94,369	485,991	1,368,544	209,739
Maintenance recognized over time	—	317	4,145	635

	94,369	486,308	1,372,689	210,374

Others:
Others recognized at a point in time	13,290	11,202	36,611	5,611
Others recognized over time	—	—	1,156	177

	13,290	11,202	37,767	5,788

	2,218,172	3,956,353	6,577,307	1,008,017

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4. REVENUES (Continued)

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2020 are related to enterprise cloud services and others, which are as follows:

	RMB	US$
Within one year	8,582	1,315
More than one year	4,576	701

Total	13,158	2,016

Contract Balances

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	19,312	22,782	37,550	5,755

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5. ACCOUNTS RECEIVABLE, NET

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	1,370,375	2,350,641	360,252
Allowance for doubtful accounts	(22,894)	(15,770)	(2,417)

Accounts receivable, net	1,347,481	2,334,871	357,835

The movements in the allowance for doubtful accounts were as follows:

	As at December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Balance at beginning of the year	2,183	2,249	22,894	3,509
Additions (reversals)	66	20,645	(7,124)	(1,092)

Balance at end of the year	2,249	22,894	15,770	2,417

6. PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	15,903	78,621	12,049
Contract costs	12,979	13,882	2,128
VAT prepayments	360,401	470,567	72,118
Interest receivable	3,114	14,204	2,177
Deferred IPO costs	11,971	—	—
Individual income tax receivable* (Note 10)	—	231,377	35,460
Others	17,570	78,435	12,020

	421,938	887,086	135,952

Non-current portion:
Prepayments for electronic equipment	33,970	8,978	1,376
Others	2,498	2,846	436

	36,468	11,824	1,812

*	Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7. PROPERTY AND EQUIPMENT, NET

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Electronic equipment	3,233,327	4,164,384	638,219
Office equipment and fixtures	1,444	9,759	1,496
Data center machinery and equipment	131,037	135,068	20,700
Construction in progress	849	5,454	836

	3,366,657	4,314,665	661,251
Less: accumulated depreciation	(1,645,683)	(2,357,875)	(361,360)

Property and equipment, net	1,720,974	1,956,790	299,891

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 was RMB409,415, RMB601,730 and RMB750,375 (US$115,000), respectively.

8. INTANGIBLE ASSETS, NET

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Domain names	7,041	7,020	1,076
Purchased software and copyrights	6,564	20,807	3,189
Others	4,598	7,469	1,145

	18,203	35,296	5,410
Less: accumulated amortization
Domain names	(2,309)	(3,035)	(465)
Purchased software and copyrights	(5,128)	(10,268)	(1,574)
Others	(3,338)	(5,420)	(831)

	(10,775)	(18,723)	(2,870)

Intangible assets, net	7,428	16,573	2,540

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8. INTANGIBLE ASSETS, NET (Continued)

Amortization expense of intangible assets for the years ended December 31, 2018, 2019 and 2020 was RMB2,937, RMB2,851 and RMB7,663 (US$1,174), respectively. As of December 31, 2020, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2021	10,421	1,597
2022	2,322	356
2023	1,350	207
2024	883	135
2025 and thereafter	1,597	245

Total	16,573	2,540

9. LEASES

The Group’s operating leases mainly related to office space and buildings. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the lease term. Certain leases include rental-free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2020, the Group had no finance leases.

As of December 31, 2020, the weighted average remaining lease term was 9.7 years and weighted average discount rate was 6.36% for the Group’s operating leases.

For the year ended December 31, 2020, operating lease cost recognized in profit or loss was RMB52,890 (US$8,106), which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2020 was RMB3,036 (US$465).

The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	RMB	US$
2021	79,495	12,183
2022	51,151	7,839
2023	48,582	7,446
2024	49,123	7,528
2025 and thereafter	101,412	15,542

Total future lease payments	329,763	50,538
Less: imputed interest	(70,336)	(10,779)

Total lease liability balance	259,427	39,759

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10. ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Current portion:
Customer advances*	79,608	191,357	29,327
Salary and welfare payable	136,762	117,506	18,009
Purchase of property and equipment	609,363	181,038	27,745
Acquisition of equity investments	15,500	—	—
Accrued expenses	67,027	44,559	6,829
Other tax and surcharges payable	10,608	25,227	3,866
Deferred government grants	7,919	10,321	1,582
Individual income tax payable** (Note 6)	—	231,377	35,460
Others***	22,426	43,989	6,741

	949,213	845,374	129,559

Non-current portion:
Deferred government grants	—	7,020	1,076
Others***	—	33,558	5,143

	—	40,578	6,219

*

The amount represents contract liabilities for rendering of services. The increase in customer advances as compared to the year ended December 31, 2019 is a result of the increase in consideration received from the Group’s customers.

**	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.
***

In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB48,734) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of December 31, 2020, RMB10,083 (US$1,545) and RMB33,558 (US$5,143) were included in the current portion and non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11. BANK LOANS

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Short-term bank loans	—	278,488	42,680
Long-term third-party bank loan guaranteed by a related party (Note 18):
Current portion	100,000	74,351	11,395
Non-current portion	74,351	—	—

	174,351	352,839	54,075

In June 2016, the Group entered into a long-term loan facility for an aggregate principal amount of RMB400,000 with a bank in Beijing bearing a fixed annual interest rate of 90% of the benchmark five-year lending rate published by the PBOC. The facility expires on June 1, 2021, of which RMB335,137 (US$51,362) was utilized. As of December 31, 2020, the long-term loan of RMB74,351 (US$11,395) will be repaid within twelve months and is classified as “Long-term bank loan, current portion”. The interest rate for the outstanding loan with a bank in Beijing as of December 31, 2019 and 2020, was approximately 4.3% and 4.3%, respectively.

In June and August 2020, the Group entered into three short-term bank loans with three banks in Beijing bearing fixed annual interest rates of 4.35%, 2.85% and 4.90%, respectively. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.28%.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12. TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the group did not generate any assessable profits arising in Hong Kong at the end of each reporting period. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Beijing Kingsoft Cloud Network Technology being qualified as a High New Technology Enterprise (‘‘HNTE’’) is entitled to the preferential income tax rate of 15% for three years from 2019 to 2021. In addition, Beijing Jinxun Ruibo being qualified as a HNTE is entitled to the preferential income tax rate of 15% for three years from 2020 to 2022. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Loss before income taxes consists of:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
PRC	(1,055,676)	(1,167,367)	(1,095,015)	(167,817)
Non-PRC	58,866	65,171	147,721	22,639

	(996,810)	(1,102,196)	(947,294)	(145,178)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax expense	9,809	9,180	15,081	2,311
Deferred income tax benefit	(177)	(177)	(177)	(27)

	9,632	9,003	14,904	2,284

The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Loss before income tax	(996,810)	(1,102,196)	(947,294)	(145,178)
Income tax computed at the PRC statutory tax rate of 25%	(249,203)	(275,549)	(236,824)	(36,295)
Effect of tax holiday and preferential tax rates	(29,103)	11,493	(44,121)	(6,762)
Effect of different tax rates in different jurisdictions	(20,980)	(11,626)	10,580	1,621
Other non-taxable income	(4,018)	(21,557)	(35,454)	(5,434)
Non-deductible expenses	20,931	64,095	14,060	2,156
Share based compensation costs	11,794	30,320	82,528	12,648
Research and development super deduction	(75,787)	(94,401)	(113,388)	(17,377)
Withholding tax and others	9,809	9,180	11,581	1,775
Change in valuation allowance	369,257	259,031	399,756	61,265
True-up adjustments in respect of prior year’s annual tax filling	—	—	(83,342)	(12,773)
Tax rate change on deferred items	(23,068)	38,017	9,528	1,460

Income tax expense	9,632	9,003	14,904	2,284

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Tax loss carry forward	921,045	1,454,702	222,943
Accrued expenses	71,720	56,111	8,599
Depreciation	2,775	4,990	765
Allowance for doubtful accounts	2,925	3,156	484
Government grant	2,268	6,175	946
Operating lease liabilities	—	56,706	8,691
Accrued interest	—	66,609	10,208
Others	1,104	—	—
Less: valuation allowance	(1,001,837)	(1,401,416)	(214,776)

	—	247,033	37,860

Deferred tax liabilities:
Operating lease right-of-use assets	—	54,658	8,377
One-time deduction for fixed asset purchases	—	191,107	29,288
Long-lived assets arising from acquisition	206	29	4
Others	—	1,268	195

	206	247,062	37,864

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2019 and 2020, the Group’s total deferred tax assets before valuation allowances were RMB1,001,837 and RMB1,648,449 (US$252,636), respectively. As of December 31, 2019 and 2020, the Group recorded valuation allowances of RMB1,001,837 and RMB1,401,416 (US$214,776), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2020, the Group had net losses of approximately RMB5,961,070 (US$913,574) mainly deriving from entities in the PRC and Hong Kong. The tax losses in PRC can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will expire between 2021 to 2025 and the tax losses of entities in the PRC that qualify as HNTE will expire between 2021 to 2030, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12. TAXATION (Continued)

Unrecognized tax benefits

As of December 31, 2019 and 2020, the Group had unrecognized tax benefits of RMB nil and RMB12,613 (US$1,933), respectively, all of which were offset against the deferred tax assets on tax losses carry forward. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months. The Group’s unrecognized tax benefits for the years ended December 31, 2020 were primarily related to the tax-deduction of accrued interest expenses, and if recognized would not impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As at December 31
	2020	2020
	RMB	US$
Balance at beginning of the year	—	—
Additions based on tax positions related to current year	12,613	1,933

Balance at end of the year	12,613	1,933

For the periods presented, the Group did not record any interest and penalties related to an uncertain tax position.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2017 through 2020 remain open to examination by the respective tax authorities.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES

As of January 1, 2019, several investors held in aggregate 458,116,000 of Series A convertible preferred shares (“Series A Preferred Shares”), representing all of the Company’s issued and outstanding Series A Preferred Shares prior to the IPO. The Series A Preferred Shares were issued on various dates in 2013 and 2015 at US$0.07 per share for a total cash consideration of US$34,000.

As of January 1, 2019, several investors held in aggregate 153,603,600 of Series B convertible preferred shares (“Series B Preferred Shares”), representing all of the Company’s issued and outstanding Series B Preferred Shares prior to the IPO. The Series B Preferred Shares were issued on various dates in 2015 at US$0.36 per share for a total cash consideration of US$54,988.

As of January 1, 2019, several investors held in aggregate 185,665,192 of Series C redeemable convertible preferred shares (“Series C Preferred Shares”), representing all of the Company’s issued and outstanding Series C Preferred Shares prior to the IPO. The Series C Preferred Shares were issued on various dates in 2016 at US$0.59 per share for a total cash consideration of US$108,903.

As of January 1, 2019, several investors held in aggregate 842,738,782 of redeemable convertible preferred shares (“Series D Preferred Shares”), representing all of the Company’s issued and outstanding Series D Preferred Shares prior to the IPO. The Series D Preferred Shares were issued on various dates in 2017 and 2018 at US$0.85 or US$0.88 per share for a total cash consideration of US$721,000.

On December 27, 2019, the Company entered into an agreement to issue in aggregate 77,125,997 Series D+ redeemable convertible preferred shares (the “Series D+ Preferred Shares”) to investors at US$0.91 per share. On December 30, 2019, the Company received cash consideration of US$50,000 in exchange for issuing 55,089,998 Series D+ Preferred Shares. On January 8, 2020, the Company received cash consideration of US$20,000 in exchange for issuing the remaining 22,035,999 Series D+ Preferred Shares.

The key features of the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series D+ Preferred Shares (collectively, the “Preferred Shares”) are summarized as follows:

Dividends

Each holder of the Series D+ Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series D, Series C, Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series D Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series C, Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series C Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series B, Series A preferred shareholders and ordinary shareholders.

Each holder of the Series B Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to Series A preferred shareholders and ordinary shareholders.

Each holder of the Series A Preferred Shares is entitled to receive on a pari passu basis, when, if and as declared at the sole discretion of the Board of Directors, prior and in preference to ordinary shareholders.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Dividends (Continued)

After payment of the dividends to the Series D+, Series D, Series C, Series B and Series A preferred shareholders (collectively, referred to as the “Preferred Shareholders” or “Preferred Shareholder”), each ordinary shareholder shall be entitled to receive dividends payable in cash, whenever funds are legally available, on a pari passu basis, if and as declared by the Board of Directors.

Dividends declared by the Board of Directors but unpaid shall accrue and be payable when and as such cash becomes available. Dividends are non-cumulative. No dividends were declared during the periods presented.

Voting Rights

Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted. Preferred Shareholders shall vote together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s articles of association (the “Liquidation Transaction”), the assets of the Company available for distribution shall be made as follows:

Each holder of the Series D+ Preferred Shares shall be entitled to receive, on a pari passu basis, an amount equal to the sum of 120% of the issue price of the Series D+ Preferred Shares for each outstanding Series D+ Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series D+ Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series D+ Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series D+ Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series D Preferred Shares, on a pari passu basis, an amount equal to the sum of 120% of the issue price of the Series D Preferred Shares for each outstanding Series D Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series D Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series D Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

Upon completion of the distributions of the full amount made to each holder of the Series D and Series D+ Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series C Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series C Preferred Shares for each outstanding Series C Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series C Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series C Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Liquidation Preference (Continued)

Upon completion of the distributions of the full amount made to each holder of the Series C, Series D and Series D+ Preferred Shares in accordance with the above, the remaining assets of Company available for distribution to each holder of the Series B Preferred Shares, on a pari passu basis, with an amount equal to the sum of 120% of the issue price of the Series B Preferred Shares for each outstanding Series B Preferred Shares, plus all declared but unpaid dividends. If the assets and funds thus distributed among the holders of the Series B Preferred Shares shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution to shareholders shall be distributed ratably among the holders of the Series B Preferred Shares in proportion to the full preferential amount each such holder is otherwise entitled to receive.

After payment has been made to the Series B, Series C, Series D and Series D+ Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders shall be ratably distributed among the Series A Preferred Shareholders and holders of ordinary shares on a pari passu basis.

Conversion rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares.

The initial conversion price is the stated issuance price for each series of Preferred Shares. The initial conversion ratio for each series of Preferred Shares is on a one for one basis and subject to adjustments in the event of share splits, reverse share splits, share dividends and distribution, or any capital reorganization or reclassification of the ordinary shares. The initial conversion ratio for the Series C, Series D and Series D+ Preferred Shares is also subject to adjustment in the event that the Company issues additional ordinary shares for a consideration per share less than the original respective conversion price, as the case may be, in effect on the date of and immediately prior to such issue. In such event, the respective conversion price is reduced, concurrently with such issue, to a price as adjusted according to an agreed-upon formula in the Company’s articles of association.

The Preferred Shares are automatically converted into ordinary shares immediately upon the closing of an IPO and the conversion ratio was one preferred share convertible into one ordinary share.

Redemption

The Series B Preferred Shares are subject to redemption by the Company at the option of the investor, Celestial Power Limited (“Celestial”) in the event a public offering in which the pre-IPO market value of the Company is no less than US$1,512,500 and results in gross proceeds of no less than US$151,250 (“Series B Qualified IPO”) fails to be consummated as a result of Kingsoft Corporation Limited’s (the controlling shareholder of the Company) voluntary refusal to approve the Series B Qualified IPO proposal. The redemption price shall be equal to the lower of (i) the applicable fair market value of such Series B Preferred Shares or (ii) the applicable purchase price of such Series B Preferred Shares paid by Celestial pursuant to the Series B Preferred Shares Purchase Agreements.

The Series C Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete an IPO on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series C Preferred Shares to the date on which such preferred share is redeemed.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Redemption (Continued)

The Series D and Series D+ Preferred Shares are subject to redemption by the Company at the option of the holders if the Company fails to complete a public offering in which the pre-IPO market value of the Company is no less than US$3,000,000 and results in gross proceeds of no less than US$300,000 (“Series D Qualified IPO”) on May 16, 2021. The redemption price shall be equal to original issuance price and a return at the compound rate of 8% per annum calculated from the date of the actual issuance of such Series D and Series D+ Preferred Shares to the date on which such preferred share is redeemed.

Registration rights

All the Preferred Shareholders have the following registration rights:

(a)	Demand Registration Rights

At any time after the earlier of (i) December 27, 2023, or (ii) the first anniversary of the consummation of an IPO, holders holding in the aggregate not less than 30% of the registrable securities then outstanding may make a written request to the Company to register, and the Company shall use its best efforts to register, under the Securities Act the number of registrable securities specified in such requests, provided, however, that (i) the Company shall not be obligated to effect more than two such demand registrations and (ii) the Company shall not be obligated to effect a demand registration if the initiating holders propose to sell their registrable securities in an amount less than 30% of the registrable securities then outstanding.

(b)	Piggyback Registration Rights

If the Company proposes to register any ordinary shares in connection with an offering by the Company for its own account (other than a registration utilizing Form F-4 or F-8 or any successor thereto) or for the account of any shareholder of the Company other than a holder of the registrable securities, then each holder shall have the right to have all or any portion of its registrable securities included in such registration.

(c)	F-3 Registration Rights

At any time following the consummation of an IPO, after the Company becomes eligible to use Form F-3 in connection with a public offering of its securities, holder(s) holding in the aggregate not less than 30% of the registrable securities may make a written request to the Company to register, and the Company shall use its commercially reasonable efforts to register, under the Securities Act on Form F-3 the number of registrable securities specified in such request within 60 days after the Company receives such written request. However, the Company shall not be required to effect any such registration (a) within 90 days after the effective date of any other registration statement of the Company; (b) if within the twelve month period preceding the date of such request, the Company has effected two such registrations on Form F-3; (c) if Form F-3 is not available for such offering by such holders; or (d) if holders requesting inclusion of registrable securities in such registration propose to sell such registrable securities at an aggregate price to the public of less than US$2,000,000.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Registration rights (Continued)

The Company is required to use its best efforts to affect the registration if requested by the Preferred Shareholders, but the provisions of the registration rights do not stipulate the consequences of non-performance if the Company made its best efforts to effect registration nor any requirement to pay any monetary or non-monetary consideration for non-performance. The registration rights shall terminate on the earlier of (i) the fifth anniversary of the effective date of the IPO and (ii) with respect to any security holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any 30 day period.

Accounting for Preferred Shares

The Series A Preferred Shares are classified as permanent equity because they are not redeemable and the holders of the Series A Preferred Shares are entitled to receive the same form of consideration upon a Liquidation Transaction as holders of equally and more subordinated equity instruments, specifically, the ordinary shareholders.

The Series B Preferred Shares are classified as mezzanine equity as they may be redeemed upon the occurrence of conditional events such as a Liquidation Transaction and Kingsoft Corporation Limited’s voluntary refusal to approve the Series B Qualified IPO proposal. The Series C, Series D and Series D+ Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company.

The Preferred Shareholders have the ability to convert the instrument into the Company’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options and registration rights of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

BCF exists when the conversion price of the preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date of the respective series of Preferred Shares in the Company’s case. When a BCF exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The resulting discount, if any, to the Preferred Shares is immediately amortized in full as a deemed dividend because the earliest conversion date is the issuance date. On December 30, 2019 and January 8, 2020, the most favorable conversion prices used to measure the beneficial conversion feature were US$0.91, while the fair value per ordinary share at the commitment date was US$0.76. Therefore, no BCF was recognized for the Series D+ Preferred Shares because the fair values per ordinary share at the commitment dates were less than the respective most favorable conversion price. The Company determined the fair value of the ordinary shares with the assistance of an independent third party valuation firm. The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurs. No contingent BCF has been recognized for the periods presented.

The Company concluded that the Series B Preferred Shares are not redeemable currently, and is not probable that the Series B Preferred Shares will become redeemable because the likelihood of Liquidation Transaction is remote. Therefore, no adjustment will be made to the initial carrying amount of the Series B Preferred Shares until it is probable that they will become redeemable.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13. CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Accounting for Preferred Shares (Continued)

The Company concluded that the Series C, Series D and Series D+ Preferred Shares are not redeemable currently, but it is probable that the Series C, Series D and Series D+ Preferred Shares will become redeemable. The Company chose to recognize changes in the redemption value as they occur and adjusted the carrying amount of the Series C, Series D and Series D+ Preferred Shares to equal the redemption value at the end of each reporting period.

The Company chose to recognize changes in the redemption value as they occur and adjusted the carrying amount of the Series C, Series D and Series D+ Preferred Shares to equal the redemption value at the end of each reporting period.

Upon completion of the Company’s IPO on May 8, 2020, all the Preferred Shares were converted on a one-for-one basis into ordinary shares (Note 17).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14. SHARE-BASED PAYMENTS

The Company has two share-based compensation plans under which awards may be granted to employees, namely, the Share Option Scheme and the Share Award Scheme. The maximum aggregate number of ordinary shares that are authorized to be issued under the Share Option Scheme and Share Award Scheme is 209,750,000 and 215,376,304, respectively. Both plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from two to five years.

Share Option Scheme

A summary of the activity under the Share Option Scheme is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2019	129,852,000	0.07	0.37	7.32
Granted	12,387,915	0.07
Forfeited	(5,696,000)	0.07
Expired	(788,000)	0.07
Exercised	(48,996,540)	0.07

Outstanding, December 31, 2020	86,759,375	0.07	0.54	7.12	2.83

Vested and expected to vest at December 31, 2020	86,759,375	0.07	0.54	7.12	2.83

Exercisable at December 31, 2020	36,603,460	0.07	0.27	5.64	2.83

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2018, 2019 and 2020 were RMB nil, RMB308,665 and RMB906,120 (US$138,869).

The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2018, 2019 and 2020 were US$0.58, US$0.65 and US$1.16 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2018, 2019 and 2020 were RMB43,115, RMB36,060 and RMB44,135 (US$ 6,764), respectively.

As of December 31, 2020, there was RMB127,048 (US$19,471) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.54 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14. SHARE-BASED PAYMENTS (Continued)

Share Award Scheme

A summary of the activity for the restricted shares issued under the Share Award Scheme is stated below:

	Number of shares	Weighted-average grant date fair value
		US$
Outstanding, December 31, 2019	53,296,176	0.70
Granted	25,300,000	0.78
Vested	(21,470,416)	0.65
Forfeited	(3,523,200)	0.76

Outstanding, December 31, 2020	53,602,560	0.76

Expected to vest at December 31, 2020	53,602,560	0.76

No restricted share was granted during the year ended December 31, 2018. The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2019 and 2020 were US$0.74 and US$0.78 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2019 and 2020 were RMB19,580 and RMB91,683 (US$14,051), respectively.

As of December 31, 2020, there was RMB132,797 (US$20,352) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.67 years. The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates, which was determined with the assistance of an independent third party valuer prior to the completion of the IPO and based on the price of the Company’s publicly traded shares after completion of the IPO. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options issued under the Share Award Scheme is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant- date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2019	19,556,800	0.87	0.30	9.93
Granted	19,200,000	0.77
Forfeited	(1,148,800)	0.87
Exercised	(416,160)	0.87

Outstanding, December 31, 2020	37,191,840	0.82	0.31	9.00	2.09

Vested and expected to vest at December 31, 2020	37,191,840	0.82	0.31	9.00	2.09

Exercisable at December 31, 2020	7,376,800	0.76	0.30	9.05	2.15

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020 and the option’s respective exercise price. No option was granted, exercised and outstanding during the year ended December 31, 2018 and no option was exercised during the year ended December 31, 2019. Total intrinsic value of options exercised for the year ended December 31, 2020 was RMB3,230 (US$495).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14. SHARE-BASED PAYMENTS (Continued)

Share Award Scheme (Continued)

The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2019 and 2020 were US$0.30 and US$0.31 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2019 and 2020 were RMB nil and RMB15,981 (US$2,449), respectively.

As of December 31, 2020, there was RMB32,416 (US$4,968) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.78 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the completion of the IPO, the estimated fair values of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the completion of the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31
	2018	2019	2020
Risk-free rate	1.98%-2.10%	1.58%-1.80%	0.66%-1.84%
Expected volatility range	42.40%-43.00%	37.40%-37.90%	37.3%-37.8%
Exercise multiple	2.20	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$0.63-US$0.68	US$0.72-US$0.76	US$0.76-US$1.94

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	3,565	8,509	10,614	1,627
Selling and marketing expenses	5,889	37,808	62,270	9,543
General and administrative expenses	11,167	31,988	169,101	25,916
Research and development expenses	26,320	42,974	88,129	13,506

	46,941	121,279	330,114	50,592

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries and the VIEs must make appropriations from their annual after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs is required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

No appropriations were made to statutory reserves during all periods presented due to losses in the Company’s PRC subsidiaries and the VIEs.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital of the Company’s PRC subsidiaries and the VIEs, totaling approximately RMB4,848,975 (US$743,138) as of December 31, 2020; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 are disclosed in Note 22.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16. LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,006,442)	(1,111,199)	(962,259)	(147,471)
Accretion to redemption value of redeemable convertible preferred shares	(742,472)	(49,725)	(19,768)	(3,030)

Net loss attributable to ordinary shareholders - basic and diluted	(1,748,914)	(1,160,924)	(982,027)	(150,501)

Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	793,430,000	889,521,200	2,400,874,197	2,400,874,197

Basic and diluted loss per share	(2.20)	(1.31)	(0.41)	(0.06)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares, options, and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

17. SHAREHOLDERS’ EQUITY

In February 2020, the Company entered into an arrangement to allow the senior executives to settle its due on demand interest bearing loans (“Settlement Arrangement”). Under the terms of the Settlement Arrangement, the Company will repurchase ordinary shares already issued to the executives for a cashless settlement of the outstanding loan amount including interest and related IIT. The number of ordinary shares to be repurchased is calculated by dividing the outstanding amount on settlement date by US$0.70 per share, which is below the estimated fair value per ordinary share of US$0.76 determined by the Company with the assistance of an independent appraiser. Therefore, there is no compensation expense to be recorded as a result of this repurchase. On February 29, 2020, the Company repurchased 5,475,254 ordinary shares at nil consideration from these senior executives in lieu of full settlement of the outstanding amount (Note 18).

On April 7, 2020, the Company’s shareholders and Board of Directors approved to increase the Company’s authorized share capital to US$4,000 divided into 4,000,000,000 shares with a par value of US$0.001 each, consisting of (i) 2,282,750,429 ordinary shares (ii) 458,116,000 Series A Preferred Shares, (iii) 153,603,600 Series B Preferred Shares, (iv) 185,665,192 Series C Preferred Shares, (v) 842,738,782 Series D Preferred Shares, and (vi) 77,125,997 Series D+ Preferred Shares, respectively, which will become effective immediately prior to the completion of the Company’s IPO. All of the Preferred Shares issued and outstanding immediately prior to the completion of the IPO will be converted (by way of re-designation and re-classification) into ordinary shares on a one for one basis. Each ordinary share entitles the holder thereof to one vote per share on all matters subject to vote at general meetings of the Company.

On May 8, 2020, the Company completed its IPO on the NASDAQ Global Select Market. 30,000,000 ADS representing 450,000,000 ordinary shares were sold at $17.00 per ADS, or $1.13 per share. Additionally, the underwriters exercised their options to purchase an additional 67,500,000 ordinary shares in the form of 4,500,000 ADSs. Net proceeds from the IPO including underwriter options after deducting underwriting discount and offering expenses were approximately RMB3,875,394 (US$593,930). The deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ (deficit) equity.

Upon completion of the IPO, all outstanding Preferred Shares were converted on a one-for-one basis into 1,717,249,571 ordinary shares.

On September 23, 2020, the Company completed its follow-on offering on the NASDAQ Global Select Market. 8,000,000 ADS representing 120,000,000 ordinary shares were sold at $31.00 per ADS, or $2.07 per share. Additionally, the underwriters exercised their options to purchase an additional 18,750,000 ordinary shares in the form of 1,250,000 ADSs. Net proceeds from the follow-on offering including underwriter options after deducting underwriting discount and offering expenses were approximately RMB1,881,233 (US$288,312). The offering costs were recorded as a reduction of the proceeds received from the follow-on offering in the shareholders’ (deficit) equity.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited and its subsidiaries (other than all of entities of the Group) (“Kingsoft Group”)	Principal shareholder of the Company

Cheetah Mobile Inc. and its subsidiaries (“Cheetah Group”)	Entity that Kingsoft Corporation Limited exercises significant influence over

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company

The Company was controlled by Kingsoft before the completion of IPO. As Kingsoft lost control over the Company upon the completion of the IPO on May 8, 2020, Cheetah Group is no longer a related party of the Company.

b)	The Group had the following related party transactions:

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	546,577	570,431	655,165	100,408
Public cloud services provided to Kingsoft Group	77,732	109,177	119,011	18,239
Public cloud services provided to Cheetah Group	6,202	8,579	3,111	477
Other services provided to Xiaomi Group	—	120	82	13

	630,511	688,307	777,369	119,137

Purchase of services from Xiaomi Group	18,868	—	—	—
Purchase of devices from Xiaomi Group	—	2,707	2,177	334
Interest expense on loan due to Kingsoft Group	25,111	4,925	—	—
Rental of building from Xiaomi Group*	—	9,578	47,900	7,341
Rental of office space, and administrative services from Kingsoft Group**	21,313	24,524	13,801	2,115

	65,292	41,734	63,878	9,790

Included in Note 11 is a guarantee by Kingsoft Group of the Group’s long-term third-party bank loan as at December 31, 2019 and 2020.

*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2020, the related operating lease right-of-use assets and operating lease liabilities amounted to RMB243,585 (US$37,331) and RMB250,646 (US$38,413), respectively.

**	The Group entered into short-term agreements to lease office space from Kingsoft Group in 2019. The agreements expired in December 2019.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18. RELATED PARTY TRANSACTIONS (Continued)

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Amounts due from related parties:
Xiaomi Group	63,859	165,568	25,374
Cheetah Group	1,932	—	—
Kingsoft Group	43,716	45,258	6,936
Senior executives*	24,461	—	—

	133,968	210,826	32,310

Amounts due to related parties:
Kingsoft Group	81,909	80,294	12,306
Xiaomi Group	22,350	32,704	5,012

	104,259	112,998	17,318

*

The Group provided interest bearing loans to senior executives, which were fully settled in February 2020 (Note 17). Interest income of RMB982 and RMB175 (US$27) was recorded as interest income during the years ended December 31, 2019 and 2020, respectively.

All the balances with related parties were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the periods presented.

19. COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB110,813 (US$16,983) at December 31, 2020, which are scheduled to be paid within one year.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2019	419,750
Foreign currency translation adjustments, net of tax of nil	64,598

Balance as of December 31, 2019	484,348
Foreign currency translation adjustments, net of tax of nil	(552,788)

Balance as of December 31, 2020	(68,440)

Balance as of December 31, 2020, in US$	(10,489)

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

21. SUBSEQUENT EVENTS

In March 2021, the Group entered into a series of agreements with a target company and its existing shareholders. The target company is mainly engaged in providing content distribution, acceleration and other cloud-related laaS and PaaS edge computing solutions. Pursuant to the agreements, the Group will acquire 100% equity interests in the target company. The total consideration consists of cash and shares of the Company. As of the date of the consolidated financial statements were issued, the transaction was not fully completed.

In March 2021, the Group entered into an investment agreement with another target company and its existing shareholders. The target company is mainly engaged in providing real time communication PaaS and SaaS solutions. Pursuant to the agreement, the Group will pay cash consideration to acquire 60% equity interests in the target company. In April 2021, the transaction was completed.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	540,361	68,012	10,423
Short-term investments	—	217,448	33,325
Prepayments and other assets	31,132	266,280	40,809
Amounts due from subsidiaries	2,974,463	7,983,060	1,223,458
Amounts due from related parties	24,061	—	—

Total current assets	3,570,017	8,534,800	1,308,015

Non-current assets:
Investments in subsidiaries	—	—	—

Total non-current assets	—	—	—

Total assets	3,570,017	8,534,800	1,308,015

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accrued expenses and other liabilities	30,188	256,630	39,330
Income tax payable	2,514	2,524	387
Amounts due to subsidiaries	7	1,692	259
Amounts due to related parties	35	407	62

Total current liabilities	32,744	261,253	40,038

Other liabilities	—	33,558	5,143

Total non-current liabilities	—	33,558	5,143

Total liabilities	32,744	294,811	45,181

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Balance Sheets (Continued)

	As at December 31
	2019	2020	2020
	RMB	RMB	US$
Commitments and contingencies
Mezzanine equity:
Series B convertible preferred shares (par value of US$0.001 per share; 153,603,600 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	337,268	—	—
Series C redeemable convertible preferred shares (par value of US$0.001 per share; 185,665,192 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	1,043,147	—	—
Series D redeemable convertible preferred shares (par value of US$0.001 per share; 842,738,782 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	5,965,273	—	—
Series D+ redeemable convertible preferred shares (par value of US$0.001 per share; 77,125,997 and nil shares authorized, 55,089,998 and nil shares issued and outstanding as of December 31, 2019 and 2020, respectively)	388,844	—	—

Total mezzanine equity	7,734,532	—	—

Shareholders’ (deficit) equity:
Series A convertible preferred shares (par value of US$0.001 per share; 458,116,000 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020, respectively)	123,186	—	—
Ordinary shares (par value of US$0.001 per share; 1,282,750,429 and 4,000,000,000 shares authorized, 1,077,086,304 and 3,546,124,955 shares issued, 894,711,200 and 3,339,618,633 shares outstanding as of December 31, 2019 and 2020, respectively)	5,558	22,801	3,494
Additional paid-in capital	91,746	14,149,984	2,168,580
Accumulated deficit	(4,902,097)	(5,864,356)	(898,751)
Accumulated other comprehensive income (loss)	484,348	(68,440)	(10,489)

Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity	(4,197,259)	8,239,989	1,262,834

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	3,570,017	8,534,800	1,308,015

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(795)	(6,734)	(27,052)	(4,146)

Total operating expenses	(795)	(6,734)	(27,052)	(4,146)

Operating loss
Interest income	112,477	52,829	10,199	1,563
Foreign exchange (loss) gain	(22,652)	(8,174)	30,931	4,740
Other (expenses) income, net	(301)	(300)	5,377	824
Changes in fair value of financial instruments	6,404	—	—	—
Share of losses of subsidiaries and the VIEs	(1,094,583)	(1,145,405)	(981,093)	(150,357)

Loss before income taxes	(999,450)	(1,107,784)	(961,638)	(147,376)
Income tax expense	(6,992)	(3,415)	(621)	(95)

Net loss	(1,006,442)	(1,111,199)	(962,259)	(147,471)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	401,820	64,598	(552,788)	(84,718)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(604,622)	(1,046,601)	(1,515,047)	(232,189)
Accretion to redemption value of redeemable convertible preferred shares	(742,472)	(49,725)	(19,768)	(3,030)

Comprehensive loss attributable to ordinary shareholders	(1,347,094)	(1,096,326)	(1,534,815)	(235,219)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	(2,396,432)	(2,538,479)	(6,203,310)	(950,699)
Net cash (used in) generated from investing activities	(62,213)	2,166,312	(218,674)	(33,513)
Net cash generated from financing activities	2,851,882	370,294	5,945,666	911,214
Effect of exchange rate changes on cash and cash equivalents	136,227	10,921	3,969	607

Net increase (decrease) in cash and cash equivalents	529,464	9,048	(472,349)	(72,391)
Cash and cash equivalents at beginning of the year	1,849	531,313	540,361	82,814

Cash and cash equivalents at end of the year	531,313	540,361	68,012	10,423

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries and the VIEs” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.