Form 20-F
period 2021-12-31
Kingsoft Cloud Holdings Ltd
filed 2022-05-02
CIK 1795589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
, 2021.
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
Haijian He
Chief Financial Officer
Tel: +86 10 6292 7777
E-mail:
ksc-ir@kingsoft.com
Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road
, Haidian District
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
There were 3,646,381,840

ordinary shares, par value $0.001 per share as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒            No  ☐
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
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
Indicate

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

•	“Kingsoft Cloud Information” refers to Kingsoft Cloud (Beijing) Information Technology Co., Ltd., a VIE;

•	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), its subsidiaries and consolidated affiliated entities, our largest shareholder;

•	“Nanjing Qianyi” refers to Nanjing Qianyi Shixun Information Technology Co., Ltd., one of our Consolidated Affiliated Entities;

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

•	“Shanghai Jinxun Ruibo” refers to Shanghai Jinxun Ruibo Network Technology Co., Ltd., one of our Consolidated Affiliated Entities;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

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

•
“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our consolidated financial information, business operations and operating data, its consolidated variable interest entities, or VIEs;

•	“Wuhan Kingsoft Cloud” refers to Wuhan Kingsoft Cloud Information Technology Co., Ltd., one of our Consolidated Affiliated Entities;

•	“VAT License” refers to the business operation license for value-added telecommunication services;

•	“Xiaomi” refers to Xiaomi Corporation (HKEx: 1810), its subsidiaries and consolidated affiliated entities, one of our shareholders; and

•	“Zhuhai Kingsoft Cloud” refers to Zhuhai Kingsoft Cloud Technology Co., Ltd., a VIE.
We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.
Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

i

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

ii

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3	KEY INFORMATION

3.A.	[Reserved]

3.B.	Capitalization and Indebtedness
Not applicable.

3.C.	Reason for the Offer and Use of Proceeds
Not applicable.

3.D.	Risk Factors
Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. This structure allows us to exercise effective control over the VIEs, and be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our Company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC. The VIEs is owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC
residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs. We refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information as the VIEs in the context of describing their activities and contractual arrangements with us.
Our corporate structure involves unique risks to investors in the ADSs. In 2019, 2020 and 2021, the amount of revenues generated by the VIEs accounted for 98%, 97% and 88%, respectively, of our total net revenues. As of December 31, 2019, 2020 and 2021, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 69%, 55% and 44% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure and the Contractual Arrangements” for detailed discussion.
We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could cause the value of such securities to significantly decline or in extreme cases, become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”
Below please find a summary of the principal risks we face, organized under relevant headings.
Risks Related to Our Business and Industry

•
We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

•	We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

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

•
We operate in
a fast-growing
market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

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
Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

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

•
Any
policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group
’
s or Xiaomi
’
s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.

•	Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.
Risks Relating to Our Corporate Structure and the Contractual Arrangements

•
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our Company. If the PRC government finds such agreements that establish the structure for operating
our businesses in China
 non-compliant
 with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we
could be subject to severe
penalties or be forced to relinquish our interests in
the VIEs.

•
Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.

•
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by the VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
Risks Relating to Doing Business in China

•	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
Uncertainties with respect to the PRC legal system
, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named based on foreign laws.

•
The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.

•
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December
 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.

Risks Related to Our ADSs

•	The price and trading volume of our ADSs may be volatile, which could lead to substantial losses to investors.

•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities
, the market price for
our
ADSs and trading volume could decline.

•	Techniques employed by short sellers may drive down the market price of our ADSs.

•
Due to recent substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a passive foreign investment company for U.S. federal income tax purposes for 2022 or future taxable years.

Risks Relating to Our Business and Industry
We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.
We have experienced substantial growth in our business since inception. Our total revenues have increased from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further to RMB9,060.8 million (US$1,421.8 million) in 2021. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of our ADSs could decline.
Moreover, our historical growth rates may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Since China’s cloud market is continuously evolving and being shaped by new technologies, our ability to continue our growth is subject to a number of uncertainties, including the overall development of China’s cloud market and IT infrastructure.
We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
We have incurred net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to generate net profits in the future. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability.
To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development efforts. Our research and development expenses increased from RMB595.2 million in 2019 to RMB775.1 million in 2020, and further to RMB1,043.8 million (US$163.8 million) in 2021. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs increased from RMB2,856.6 million in 2019, to RMB4,058.8 million in 2020, and further to RMB5,101.5 million (US$800.5 million) in 2021. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB999.7 million, RMB1,591.6 million, and RMB735.4 million (US$115.4 million), respectively, in 2019, 2020 and 2021, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and/or capital expenditures will continue to increase. Furthermore, as development activities are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

We have recorded negative cash flows from operating activities historically. If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.
We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB439.1 million, RMB290.4 million, and RMB708.9 million (US$111.2 million) in 2019, 2020 and 2021, respectively, and we may continue to incur net cash outflow during our operations in the future. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion.
We typically extend to our customers credit terms ranging from 30 to 180 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results.
Although we have been increasing and diversifying our customer base, we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.
Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. Revenues generated from our five largest customers accounted for a total of 65.7%, 61.5% and 50.5% of our total revenues in 2019, 2020 and 2021, respectively. Our largest customer in the past three years accounted for proximately 30.9%, 28.1% and 21.9% of our total revenue for 2019, 2020 and 2021, respectively. Specifically, revenue generated from Xiaomi, one of our principal shareholders, accounted for 14.4%, 10.0% and 8.5%, of our total revenues in 2019, 2020 and 2021, respectively. Although we have been increasing and diversifying our customer base, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customers would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.
We operate in a fast-growing market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.
The market where we operate in is still at an relatively early stage with huge potential. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the cloud industry, including public cloud and enterprise cloud, are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.
Our platform must also integrate with a variety of network, hardware, software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation. For example, if customers adopt new software platforms or infrastructure, we may be required to develop new versions of our products to be compatible with those new software platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. In addition, we may not be able to keep track of the latest market developments in the IT industry and to provide relevant new products and solutions to the evolving market demand. Any failure of our products and platform to operate effectively with evolving or new software platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost- effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.
Our business is dependent on providing our customers with secure, reliable and high-quality cloud services. Maintaining the security and availability of our infrastructure, systems, platform, network, and the security of information and data we hold is a critical issue for us and our customers.
Attacks on our customers and our own network may be frequent and may happen in a variety of forms, including DDoS attacks, infrastructure attacks, botnets, malicious file attacks, cross-site scripting, credential abuse, ransomware, viruses, worms, and malicious software programs. Malicious actors can attempt to fraudulently induce employees or suppliers to disclose sensitive information through spamming, phishing, or other tactics. In addition, unauthorized parties may attempt to gain physical access to our facilities in order to infiltrate our information systems. Since our customers share our multi-tenant architecture, material attacks on any one of our customers could have a negative effect on other customers. These attacks may also significantly increase the bandwidth used on our platform and strain our network. If attacks like these were to occur in the future and if we do not have the systems and processes in place to respond to them, our business could be harmed.
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
Moreover, we use third-party technology and systems in a variety of technical and operational aspects of our business, including encryption and authentication technology, employee email, content delivery to customers, back-office support, among others. Similar security risks exist with respect to such third-parties. As a result, we are subject to the risk that cyber-attacks on our business partners and third-party suppliers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our platform.
Sanctions, export controls and other economic or trade restrictions imposed on Chinese companies may affect our business, financial condition and results of operations.
The U.S. government has added several Chinese companies and institutions to the Entity List under the Export Administration Regulations, and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, additional import tariffs and other heightened regulatory requirements on China and China-based companies. These sanctions, additional tariffs and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas. In addition, a number of other countries and jurisdictions, including China and the European Union, have adopted various export control and economic or trade sanction regimes. We believe the immediate and direct impacts on our business resulting from such actions or restrictions are limited, because currently our sales to the entities on the Entity List, if any or on similar lists maintained by other countries or regions are in compliance with applicable laws and regulations in all material respects, and the sales amounts have represented a negligible portion of our results of operations. Nonetheless, given the important role played by Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure, artificial intelligence and IoTs, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similarly, we cannot predict whether the countries in which we operate or may operate in the future, could become subject to new or additional restrictions or actions imposed by the United States or other governments. Depending on the likelihood, type, effect and duration of any such restrictions or actions which may be implemented in the future, our research and development activities, financial condition and operations may be adversely affected.

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
Our business depends on customers increasing their use of our products and solutions, if we fail to retain existing customers or increase the spending by our customers, our business, results of operations and financial condition could materially and adversely affected.
Our ability to grow and generate incremental revenues depends, in part, on our ability to maintain our existing customers and grow our relationships with existing customers and to have them increase their usage of and spending on our platform. If our customers do not increase their use of our products or the spending of our customers decline, then our revenues may decline and our results of operations may be harmed. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Any change in the competitive landscape, market trend or user behaviors may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our products and solutions. In addition, some of the industries where our customers operate are highly regulated. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine violation of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the industries where our customers operate, our business may be adversely affected as well. Reductions in usage from existing customers and the loss of customers could cause our net dollar retention rate to decline in the future if customers are not satisfied with our products, the value proposition of our products or our ability to otherwise meet their needs and expectations.
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
The cloud service market is competitive and rapidly evolving. The principal competitive factors in our market include platform scalability, reliability, completeness of product offerings, level of sophistication of solutions, credibility with developers, ease of integration and programmability, product features, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products, among others.
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
We believe that maintaining and enhancing the “Kingsoft Cloud” brand identity and increasing market awareness of our company, products and solutions, is critical to achieving widespread acceptance of our products and solutions, to strengthening our relationships with our existing customers and to attracting new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and services, our ability to maintain relationships with bandwidth and hardware suppliers, our ability to be one of the thought leaders in the cloud service market and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or increase revenues. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as favorable as reviews of our competitors’ products and services, then our brand may be harmed.
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
We may receive complaints from our customers on our products, pricing and customer support. If we do not handle customer complaints effectively, our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our products. In addition, our customers may post and discuss on social media about our products, solutions, platform and relevant services. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our products, solutions or platform upset these customers, their commentary could negatively affect our brand and reputation. Complaints or negative publicity about us, our products, solutions or platform could materially and adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

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
We make investments from time to time in product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included bank loans, loans from related parties and the proceeds received from the issuance and sale of our shares. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities; and

•	macro-economic and other conditions in China and elsewhere.
As of December 31, 2021, we had cash and cash equivalents and short-term investments of RMB6,708.6 million (US$1,052.7 million). Although we believe that our business is relatively sufficient funded currently, and we expect to rely less on financing support from our existing shareholders and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and as we are a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.
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
We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.
We acquired the controlling interests in Camelot in September 2021. Currently, we are still in the process of integrating Camelot into our existing enterprise cloud business. There can be no assurance that the acquired Camelot will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Camelot into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Camelot. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Camelot could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Camelot with us. These risks include, but are not limited to, the following:

•	challenges in the integration of operations and systems and in managing the expanded operations;

•	challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of Camelot with the rest of our businesses;

•	challenges in navigating complex regulatory requirements or to respond to future changes in regulatory environment in an effective and timely manner; and

•
unanticipated additional costs and expenses resulting from integrating into our business additional personnel, operations, products, services, technology, internal controls and financial reporting responsibilities.

Even if we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the synergies from our acquisition of Camelot may be offset by costs incurred in the acquisition, losses of or disputes with key customers, suppliers, shareholders and employees of Camelot, increases in other expenses, operating losses, liabilities or problems in the business unrelated to our collaboration. As a result, there can be no assurance that these synergies will be achieved.
Additionally, Camelot may not provide us with the intellectual property rights, technology, R&D capability, production capacity or sales and marketing infrastructure we had anticipated, or they may be subject to unforeseen liabilities. We may be unable to successfully increase the efficiencies of the acquired businesses in the manner we contemplated or devote more resources and management attention than desirable to the integration and management of the acquired businesses. Hence, there can be no guarantee that we will be able to enhance our post-acquisition performance or grow our business through our recent or future acquisitions.
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
We primarily charge public cloud service customers on a monthly basis based on utilization and duration. We generally charge enterprise cloud service customers on a project basis. Such pricing model requires us to undertake significant projections and planning on our costs. If our projections and plans differ significantly from those actually incurred, our business could be harmed. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, if our competitors adopt new pricing models that become more attractive to customers, our business could be harmed. We also generally rely on telecommunication operators for network bandwidth and third-party servers or server racks based on expected usage from our customers. In certain of our arrangements with such telecommunication operators, we have made minimum purchase commitments to secure bandwidth resources, which may be underutilized. If our customers use our platform in a manner that is inconsistent with how we have invested in bandwidth, servers, and racks, our business could be harmed. Moreover, we may have to keep the price of our products and solutions on par with that of our competitors to remain in our competitive position. If we are not able to advance our technologies and effectively control costs, our business, results of operation and financial condition may be negatively affected.

Defects or errors in our products or solutions could diminish demand for our products or solutions, harm our business and results of operations and subject us to liability.
Our customers use our products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers’ businesses and, in turn, hurt our brand and reputation. We provide regular updates to our products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem. In addition, we do not carry insurance to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.
In addition, our solutions and products must interoperate with our customers’ existing internal networks and infrastructure. These complex internal systems are developed, delivered, and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products, and may be highly customized. We must be able to interoperate and provide products to customers with highly complex and customized internal networks, which requires careful planning and execution. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols are introduced, we may have to update or enhance our technologies and infrastructure to allow us to continue to provide our products to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our platform and products, which could make it difficult for our platform and products to function properly in customer internal networks and infrastructures that include these third-party products.
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
The timing of our sales with our enterprise customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. In addition, for our enterprise cloud and digital solutions customers, the lengthy sales cycle for the evaluation and implementation of our products and solutions may also cause us to experience a delay between expenses for such sales efforts and the generation of corresponding revenues. The length of our sales cycle for these enterprise cloud and digital solutions customers, from initial evaluation to payment, can range from one to six months and can vary substantially from customer to customer. We may have to spend significant money and resources before recognizing revenues from those enterprise customers.
Similarly, the onboarding and ramping process with new enterprise cloud and digital solutions customers can take several months. As the purchase of our products can be dependent upon customer initiatives, our sales cycle can extend to even longer periods of time. Customers frequently require considerable time to evaluate, test, and qualify our product offering prior to entering into or expanding a contract commitment. During the sales cycle, we spend significant time and money on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

•	the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force;

•	the discretionary nature of customers’ purchasing decisions and budget cycles;

•	customers’ procurement processes, including their evaluation of our products and solutions;

•	economic conditions and other factors affecting customer budgets;

•	the regulatory environment in which our customers operate;

•	integration complexity for a customer deployment;

•	the customer’s familiarity with our products and solutions;

•	evolving customer demands; and

•	competitive conditions.

We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.
We operate in the regulatory environment in which the protection of cybersecurity, information security and data privacy is evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, privacy and data protection in various jurisdictions. In particular, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with individual information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (the “
Draft Administration Regulations on Cyber Data Security
”), which provides the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign” listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’ s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these regulations.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.
Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

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
We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. From time to time, we may be subject to inspections conducted by governmental authorities. In the event that any failure or perceived failure by us to comply with applicable laws and regulations is identified during such inspections, we may be required to implement rectification measures in accordance with the inspection results. In addition, any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. Furthermore, a data breach affecting personal information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.
Similar risks exist with respect to our business partners and our customers in relation to the process of personal data. Any failure of our partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.
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

Moreover, our business depends on the performance, reliability and security of the telecommunications and internet infrastructure in China and other countries in which we operate or locate our assets. Substantially all access to the internet in China is maintained through certain telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. In addition, the national networks in China are connected to the internet through qualified international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate or locate our assets. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in Internet usage. We also have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our margins could be adversely affected.
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
We rely in part upon the stable performance of our servers for provision of our solutions, products and services. Any disruption to our servers may happen due to internal and external factors, such as inappropriate maintenance, defects in the servers, cyber-attacks targeted at us or our customers, occurrence of catastrophic events or human errors. Such disruption could result in negative publicity, loss of or delay in market acceptance of our solutions and products, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may need to expend additional resources to help with recovering. In addition, we do not carry insurance to compensate us for any losses that may result from claims arising from disruption in servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.
Currently, most of our servers are located at the IDCs in China, while a small part of them are located abroad. While we have electronic and, to a lesser extent, physical access to the components and infrastructure of our servers, we do not control the operation of our IDC suppliers, which may be vulnerable to damage or interruption from a variety of sources, including earthquakes floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins,
human error, malfeasance, or interference, including by disgruntled employees, former employees, or contractors; terrorism; and other catastrophic events. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our control. We cannot assure that we can find alternative IDC suppliers when the demands for our servers surge or disruptions happen due to such catastrophic or force majeure
events, which could also harm our business, results of operations and financial condition.
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
We rely on third-party suppliers for certain essential products and services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers for the servers that we use and we ordinarily purchase this equipment on a purchase-order basis. We also rely on third-party suppliers for bandwidth. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.
Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms, and pricing of these products and services. We generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain products and services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware components may delay the opening of new network facilities, limit capacity expansion or replacement of defective or obsolete equipment at existing network facilities, or cause other constraints on our operations that could damage our customer relationships.
On January 17, 2017, the MIIT promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which prohibits the “multi-level sublease” and requires that enterprises providing internet data center services and internet access services shall not sublease the IP address, bandwidth or other network access resources they have obtained from basic telecommunication operators to other enterprises for providing internet data center services, internet access services or other services, and shall also conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the abovementioned requirements to make rectifications in a timely manner and take stern actions in accordance with the laws against enterprises that refuse to make such rectifications, and under serious circumstances, such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on this notice, we cannot be certain whether our third-party internet data center suppliers’ supplying of IP address and bandwidth to us under our historical or current cooperation with them will be determined as non-compliant
activities, if it would be determined so, we may no longer be able to collaborate with such third-party internet data center suppliers, which may adversely affect our business, financial condition and results of operations. As of the date of this annual report, we have not received any notice from any regulatory authority or from any third-party suppliers that would require such third-party
suppliers or us to suspend or rectify our current business cooperation with such third party suppliers.
Furthermore, defects or errors may be found in the products and services provided by third-party suppliers, which cause damage to our own system and hardware and also to the services and products we provide to our customers, which may subsequently adversely affect our customers’ operations, thereby harming our reputation and business relationship with them. There is no assurance that all such issues would be detected and resolved on time or at all. We may also be subject to legal proceedings initiated by our customers in relation to such issues. In such event, there may be material adverse effects on our reputation and financial performance as we may need to incur additional cost to settle or defend these claims or legal actions.
We rely on third parties to provide certain support services to our products and solutions. If such parties’ access to our platform, products and solutions is interrupted or delayed for any reason, or they fail to deliver quality services to the satisfaction of our customers, our business and results of operation may be harmed.
Some of our public service customers rely on their agents when selecting suppliers or service providers, to save them from the efforts of directly negotiating with a large number of different suppliers or service providers. We work closely with these agents and leverage their understanding of end users’ demands, thereby developing tailored marketing strategies. Before a public service customer launches a project for cloud solutions, it typically lays out the goals it plans to achieve and the budget for the project and engages a third-party agent, which will provide various types of assistance in project deployment, such as advising on financing plan, selecting suppliers, managing construction and integrating work products of different suppliers. If such parties fail to continuously provide high quality services to our customers, our business may be harmed.
Any interruption or delay in such parties’ access to our platform, products and solutions will negatively impact our customers. Our customers depend on the continuous availability of our network for the delivery and use of our products and solutions. If all or a portion of our network were to fail, they could lose access to the internet until such disruption is resolved or they deploy disaster recovery options that allow them to bypass our network. The adverse effects of any network interruptions on our reputation and financial condition may be heightened due to the nature of our business and our customers’ expectation of continuous and uninterrupted internet access and low tolerance for interruptions of any duration. While we do not consider them to have been material, we have experienced, and may in the future experience, network disruptions and other performance problems due to a variety of factors.

Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made
problems such as power disruptions, computer viruses, data security breaches or terrorism.
China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damage to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial conditions of our customers, which could harm our results of operations. In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases.
Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made
problems, such as power disruptions, computer viruses, data security breaches or terrorism, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.
The
COVID-19
pandemic has disrupted our and our business partners’ operations and it, or any future health epidemic or other adverse public health developments, may continue to do so.
On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the novel coronavirus disease 2019, or
COVID-19,
outbreak a public health emergency of international concern, and on March 11, 2020 the World Health Organization declared the global
COVID-19
outbreak a pandemic. The
COVID-19
virus continues to spread and mutate rapidly worldwide, including where our customers, suppliers and other business partners are located and where we have business operations. During the
COVID-19
pandemic, government authorities around the world have ordered businesses to close and people to remain at home while imposing significant restrictions on traveling and social gatherings. These measures have impacted, and may further impact, our workforce and operations, the operations of our customers and suppliers and other business partners. In addition, our business and results of operations could also be adversely affected to the extent the
COVID-19
outbreak harms the business of our customers, who may experience reduced business volume, delay or suspend procurement of cloud services, or reduce their IT spending, which in turn may have a negative impact on the demands for our products and solutions. There continues to be significant uncertainties associated with the
COVID-19
pandemic, including with respect to the ultimate spread and constant mutation of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by government authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn. The global lockdown and travel restrictions have caused temporary disruption to our solutions to the extent that necessary on-site meetings, deployment and technical support had to be delayed or cancelled.
The economic downturn due to COVID-19 may adversely affect our customers’ ability to pay and customer demand for our products and services, which would adversely affect our operating results and financial condition. The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, such as the resurgence of COVID-19 in China in early 2022, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten other risks described in this “Risk Factors” section. For additional information of the impact of COVID-19 on our business, see “Item 5.A. Operating Results — Impact of COVID-19.”
Our strategy of investments and acquiring complementary businesses and assets may fail.
As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, in July 2021, we entered into a definitive agreement to acquire controlling interests in Camelot using a combination of cash and our ordinary shares as consideration. For more details, see “— We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.” We may also cooperate with other business partners to expand our products and platform, which could involve discount pricing for, or investments in, other companies.
We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including, but not limited to:

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	non-occurrence of anticipated or speculative transactions and any resulting negative impact;

•	costs and difficulties of integrating acquired businesses and managing a larger business;

•
in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;

•	possible unsatisfactory operational or financial performance, including financial loss, or fraudulent activities of a target business;

•	possible loss of key employees of a target business;

•
potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;

•	diversion of resources and management attention;

•
regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of China; and

•
in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries.

Any failure to address these risks successfully may have a material and adverse effect on our financial condition and results of operations. Investments and acquisitions may require a significant amount of capital, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for investments and acquisitions, we may dilute the value of our securities. If we borrow funds to finance investments and acquisitions, such debt instruments may contain restrictive covenants that could, among other things, restrict us from distributing dividends. Moreover, acquisitions may also generate significant amortization expenses related to intangible assets. We are required to test our goodwill for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. We may also incur significant impairment charges to earnings for investments and acquired businesses and assets.
There can be no assurance that the acquired Camelot or other business or asset will bring the anticipated strategic benefits to us. We have relatively limited experience with operating the enterprise cloud services business and we may not be able to successfully integrate Camelot into our existing business.
In addition, negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

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
operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions; and

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
If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of ADSs may be materially and adversely affected.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Yunfan Acceleration Technology Co., Ltd., Beijing Yunshu Xunlian Technology Co., Ltd., or Beijing Yunshu, and Camelot, which are included in the 2021 consolidated financial statements of the Company. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting maintained, in all material respects, effective as of December 31, 2021.
However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions.
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
Further, highly regulated organizations may demand shorter contract terms or other contractual provisions that differ from our standard arrangements, including terms that can lead those customers to obtain broader rights in our services than would be standard. Such organizations may have statutory, contractual, or other legal rights to terminate contracts with us due to a default or for other reasons, and any such termination may harm our business. In addition, these organizations may be required to publish the rates we negotiate with them, which could harm our negotiating leverage with other potential customers and in turn harm our business.

We and our business partners with which we collaborate are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, and other anti-corruption, anti-bribery, anti-money laundering, and similar laws in China, the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public sector. We may also leverage our business partners, including sales partners, to sell our products and solutions and host many of our facilities for our network. Our transactions and settlement arrangements with business partners may be subject to anti-money laundering laws. We may also rely on our business partners to conduct our business abroad. We and our business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our business partners and intermediaries, our employees, representatives, contractors, sales partners, even if we do not explicitly authorize such activities. Further, some of our international sales activity occurs, and some of our network infrastructure or data center is located, in parts of the world that are recognized as having a greater potential for business practices that violate anticorruption, anti-bribery, anti-money laundering, or similar laws.
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
If we do not comply with any current or future rules or regulations that apply to our business, we could be ordered to rectify our illegal activities, subject to confiscation of illegal gains, fines or business suspension, or may be required to obtain additional license or approvals, and we cannot assure you that we will be able to timely obtain or maintain all the required licenses or approvals or make all the necessary filings in the future, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow. Any of the foregoing could adversely affect our business, results of operations and financial condition.
Activities of our customers or the content of their websites and other internet properties could subject us to liability.
Through our network, we provide a wide variety of products that enable our customers to exchange information, conduct business, and engage in various online activities both domestically and internationally. Our customers may use our platform and products in violation of applicable law or in violation of our terms of service or the customer’s own policies. The existing laws relating to the liability of providers of online products and services for activities of their users are highly unsettled and in flux both within China and internationally. We may be subject to lawsuits and/or liability arising from the conduct of our customers from time to time. Additionally, the conduct of our customers may subject us to regulatory enforcement actions and/or liability. We may be a defendant in a number of lawsuits both in China and abroad, alleging copyright infringement based on content that is made available through our customers’ websites. There can be no assurance that we will not face litigation or regulatory enforcement actions in the future or that we will prevail in any litigation we may face. An adverse decision in one or more of these lawsuits or enforcement action could materially and adversely affect our business, results of operations, and financial condition.

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
Policies and laws in this area remain highly dynamic, and we may face additional theories of intermediary liability in various jurisdictions. For example, the European Union (the EU) approved a copyright directive that will impose additional obligations on online platforms and failure to comply could give rise to significant liability. Other new laws like this, may also expose internet companies like us to significant liability. We may incur additional costs to comply with these new laws, which may have an adverse effect on our business, results of operations, and financial condition.
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

•	investigations, enforcement actions, and sanctions;

•	mandatory changes to our network and products;

•	disgorgement of profits, fines, and damages;

•	civil and criminal penalties or injunctions;

•	liability for breaches of agreements with, and claims for damages by our customers;

•	termination of contracts;

•	loss of intellectual property rights;

•	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•	temporary or permanent debarment from sales to public service organizations.
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
Misconduct and omissions by our employees or business partners could harm our business and reputation.
Misconduct and omissions by our employees could subject us to liability or negative publicity. Although we have implemented strict human resources risk management policies, and we have in place an employee handbook approved by our management and distributed to all our employees that contains broad internal rules and guidelines and cover areas such as best commercial practices, work ethics, fraud prevention mechanisms and regulatory compliance, there can be no assurance that our employees will not engage in misconducts or omissions that could materially and adversely affect our business, financial condition and results of operations.

Misconduct by our business partners could subject us to disruption of business, negative publicity or liability. Although we maintain strict standards in choosing our business partners, we cannot assure you our business partners providers will not engage in misconducts or omissions. Any misconduct by our business partners may affect our operations and reputation, which may in turn affect our business, results of operations and financial condition.
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
Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 478 patents, 662 trademarks, 675 copyrights, and 164 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.
We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “ 金山云 ” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft Group to use some of its registered patents during their terms of registration. See “Item 7. Major shareholders and Related Party Transactions—7.B. Related Party Transactions.” However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.
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
Leakage or misappropriation of
know-how,
confidential information and trade secrets from unauthorized copying, use or disclosure could have an adverse impact on our reputation and operations.
During the course of providing our services, we may have access to and be entrusted with information that is confidential in nature, such as information that relates to our customers’ systems, operations, raw data or affairs. While we have adopted measures to protect the confidentiality of our customers’ information, including our internal control manual and the nondisclosure arrangements with our employees, there is no assurance that the steps taken by us will successfully prevent any leakage or misappropriation of confidential information of our customers. Any leakage or misappropriation of confidential information of our customers could expose us to complaints or claims, which may materially and adversely affect our reputation and business operations.
In addition, we seek to protect our
know-how,
confidential information and trade secrets, in part, by entering into non-disclosure
and confidentiality agreements or other means to such effect, with parties who have access to them, such as our employees. Despite these efforts, any of these parties may breach such agreements, intentionally or unintentionally and disclose our proprietary information and we may not be aware of or able to obtain adequate remedies for such breaches. The unauthorized disclosure and/or misappropriation of trade secrets is difficult to detect and/or to prove. As such, it is difficult, expensive and time-consuming to establish trade secret misappropriation claims, with no guarantee of success or adequate remedies. Such disclosures could also lead to a loss of trade secret protection, which could materially and adversely affect our business, competitive position, financial conditions and results of operations.

Significant impairment of our long-lived assets could materially impact our financial position and results of our operations.
We have recorded a significant amount of long-lived assets, primarily including our property and equipment and intangible assets. We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the long-lived assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our long-lived assets in 2019, 2020 and 2021. However, we may record significant impairments on long-lived assets in the future. Any significant impairment losses charged against our long-lived assets could have a material adverse effect on our results of operations.
We experience fluctuations in our financial results and key metrics, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, the price of our ADSs and the value of your investment could decline.
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
Any of the foregoing and other factors may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our shares, the price of our ADSs could decline substantially, and our business could be harmed.
The estimates of market opportunity, forecasts of market growth included in this annual report may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this annual report are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunities are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies covered by our market opportunities estimates will purchase our products and solutions at all or generate any particular level of revenues for us. Even if the market in which we compete meets the size estimates and growth forecasted in this annual report, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry. The information has not been independently verified by us, and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate or not comparable to statistics produced for other economies. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.
We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.
The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against Hong Kong dollars, the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi, Hong Kong dollars and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi.
We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.
We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.
We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021, or the 2021 Share Incentive Plan. In addition, we granted share-based awards in connection with our acquisitions. In 2019, 2020 and 2021, we incurred share-based compensation of RMB121.3 million, RMB330.1 million and RMB434.4 million (US$68.2 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

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
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Compared with its predecessors, the current Labor Contract Law of the PRC imposes stricter requirements on employers in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts, further increasing our labor-related costs such as by limiting our ability to terminate some of our employees or otherwise change our employment or labor practices in a cost-effective manner. In addition, as the interpretation and implementation of labor-related laws and regulations are still developing, we cannot completely eliminate the labor-related risks, and cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be subject to labor disputes and government investigation, and may be required to provide additional compensation to our employees, and our business, financial condition and results of operations will be adversely affected. In addition, any labor shortages, major labor disputes, increased labor cost or other factors affecting our labor force in relation thereto, may adversely affect our business, profitability and reputation.
Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.
PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. Camelot had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions.
Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management centre may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount within a prescribed time and impose late charges or fines on us, which may materially and adversely affect our business, financial condition and results of operations.
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

Certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme case, government order to revoke the lease or reclaim the land. In addition, certain of our leased properties are subject to mortgages. If the mortgagees foreclose our leased properties with prior-registered mortgages, we may be unable to continue the use of such properties.
The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each of our lease agreements that has not been registered with the relevant PRC governmental authorities.
As of the date of this annual report, for the lease agreements which have not been registered with the government authorities, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of the relevant leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.
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
Kingsoft Group, our major shareholder, is a leading software company in China. Mr. Jun Lei, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director
of Kingsoft Group and is deemed to be interested in 22.78%
of total issued shares in Kingsoft Group as of December 31, 2021. Xiaomi, another major shareholder of our company and controlled by Mr. Jun Lei, is an internet company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi in various areas, such as cross-referrals and devices for IoT – smart living solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
We have derived, and believe that we will continue to derive, a portion of our revenues from Kingsoft Group and Xiaomi. Revenues from Kingsoft Group in the aggregate accounted for 2.8%, 1.8% and 1.7% of our total revenues in 2019, 2020 and 2021, respectively. Revenues from Xiaomi in the aggregate accounted for 14.4%, 10.0% and 8.5% of our total revenues in 2019, 2020 and 2021, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.
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
Two of our principal shareholders, Kingsoft Group and Xiaomi, are our affiliates and have substantial influence over our company. As of March 31, 2022, Kingsoft Group beneficially owned 39.0% of our outstanding and issued shares and Xiaomi beneficially owned 12.3% of our outstanding and issued shares. Mr. Jun Lei, one of our directors, also serves as the chairman and a non-executive
director at Kingsoft Group, and serves as the chairman, the chief executive officer and the executive director at Xiaomi. Mr. Tao Zou, one of our directors, also serves as an executive director and the chief executive officer at Kingsoft Group. Mr. Hangjun Ye, one of our directors, also serves as a general manager of business segment of Xiaomi. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi.
They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding Kingsoft Group and Xiaomi, see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”
We may have conflicts of interest with Kingsoft Group or Xiaomi and we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Kingsoft Group or Xiaomi and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

•
Collaboration with Kingsoft Group and Xiaomi. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Corporation Limited and Xiaomi Corporation, respectively, the Company has granted each of Kingsoft Corporation Limited and Xiaomi Corporation an anti-dilution right to acquire new shares under future securities offerings up to such amount so as to maintain the same shareholding percentage in the total issued share capital of our company immediately before and after such future securities offerings.

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

•
Sale of shares in our company. Subject to its
lock-up
arrangements Kingsoft Group and Xiaomi may have with us and the underwriters and applicable securities laws, Kingsoft Group or Xiaomi may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADS.

•
Developing business relationships with Kingsoft Group’s and Xiaomi’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADS.

•
Our directors may have conflicts of interest. Certain of our directors are also employees of Kingsoft Group or Xiaomi. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi and us.

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
As a listed company on the Stock Exchange of Hong Kong, Kingsoft Group has been required to disclose its consolidated financial results. As a subsidiary controlled by and an important business unit of Kingsoft Group before our initial public offering on Nasdaq in May 2020, our historical financial results have been included in the consolidated financial statements of Kingsoft Group under IFRS since our inception. After our initial public offering on Nasdaq, we are an associate of Kingsoft Group. Their consolidated financial statements will thus record a share of loss from us and will also disclose our summary financial information under IFRS. The financial results disclosed in this annual report and those to be disclosed or to be furnished to SEC are prepared in accordance with U.S. GAAP and may not be consistent with Kingsoft Group’s financial statements due to different accounting policies.
Risks Relating to Our Corporate Structure and the Contractual Arrangements
There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements that establish the structure for operating our businesses in
China non-compliant with
relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 version) published by the NDRC and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, and other applicable laws, regulations and rules, foreign investment is not permitted in the types of business that do not fall within China’s commitment to the WTO to open up, and as for the value-added telecommunications business types which fall within China’s commitment to the WTO, except as otherwise stipulated by the state, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider.

We are a Cayman Islands company and our PRC subsidiaries are currently considered as foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs. We have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as the VIEs under U.S. GAAP.
If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which our PRC subsidiaries or the VIEs may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs; or

•	deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs.
Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. We also cannot be certain that equity interests in the VIEs will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the VIEs, and nominee shareholders of the VIEs. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from the VIEs, and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.
Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
The variable interest entity structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all
provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If the VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations.

Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or satisfying applicable requirements of the stock exchange where we list. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council and took effect on May 1, 2022. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Given this new regulatory development and any further detailed implementing rules that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or satisfying applicable requirements of the stock exchange where we list, which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VAT Licenses. If we are unable to successfully complete these procedures, or if these procedures are subsequently challenged, we may not be unable to achieve future listing on another internationally recognized stock exchange as we expect, and any of these events could also cause significant disruption to our business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations.
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIEs and their subsidiaries constituted substantially all of our revenues in 2019, 2020 and 2021. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ADSs may decline significantly.
If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.
Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
If the VIEs or the registered shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over the VIEs, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate the VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.
Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.
All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of VIEs should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.”

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may not remain as shareholders of the VIEs, or may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the VIEs, our subsidiaries and us were not entered into on an arm’s-length
basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose interest and/or other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay interest and/or other penalties on the adjusted but unpaid taxes.
We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.
As part of our contractual arrangements with the VIEs, the VIEs hold certain assets, licenses and permits that are critical to our business operations, including the Value-added Telecommunications Business Operation License. The contractual arrangements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of the VIEs, or any of the VIEs declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIEs, thereby hindering our ability to operate our business as well as constrain our growth.
Risks Relating to Doing Business in China
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.
The global macro-economic environment is facing challenges, including the adverse impact on the global economies and financial markets as the
COVID-19
outbreak continues to evolve into a worldwide health crisis in 2020, and the recent Russia-Ukraine crisis. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

We may be adversely affected by political tensions between the United States and China.
Political tensions between the United States and China have escalated due to, among other things, trade disputes, the
COVID-19
outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd. and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any legislation were to be enacted or any regulations were to be adopted along these lines, it could negatively affect the attitudes of investors towards China-based issuers listed in the United States in general, which also could have a material and adverse impact on the trading price of our ADSs.
Changes in China’s economic, or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could potentially have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The Chinese government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The Chinese government may intervene or influence the operations of a China-based issuer at any time, which could result in a material change in the Company’s operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ADSs to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.” In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.
Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.
The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
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
Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties.
The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.
The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us from time to time. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “
Administrative Provisions
”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “
Filing Measures
”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. As of the date of this annual report, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form, we may be required to file the relevant documents with the CSRC within three business days after submitting our listing application documents to the relevant regulator in the place of intended listing, and complete the filing procedures with the CSRC in connection with such future offshore securities offering. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.

Furthermore, on April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the date of this annual report, the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

If the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete the required filing or other administrative procedures for any future offshore securities offering or other financing activities, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering or other financing activities, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any future offshore securities offering into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt any future offshore securities offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and their respective shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more information about such contractual arrangements, see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”
Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and each of the VIEs and their subsidiaries is required to set aside at least 10% of its after-tax
profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE, implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident
enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC
resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.
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
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore securities offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.
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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was amended on in December 2019, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated
enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the date of this annual report, its interpretation and implementation in practice are still subject to substantial uncertainties.
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
Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 specify that in respect of foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, the foreign investor or the relevant party in China in relation to the foregoing foreign investments is required to proactively report to the designated governmental authorities in advance and shall not proceed the foreign investments until the governmental authorities decide whether to initiate the security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations and other applicable laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise adversely affect us.
In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.
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
non-PRC
shareholders and ADS holders.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, production, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, issued a circular, which provides certain specific criteria for determining whether the “de facto management body” of a
PRC-controlled
enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day
operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.
We believe that our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. In addition, non-resident
enterprise shareholders (including holders of our ADSs) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including holders of our ADSs) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-
PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies, which may have a material adverse effect on our financial condition and results of operations.
On February 3, 2015, the State Taxation Administration issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by
Non-Tax
Resident Enterprises, which came into effect on February 3, 2015. This notice redefines the applicable scope to expand the subject of the indirect share transfers to China taxable assets, which includes equity investments in PRC resident enterprises, assets of Chinese establishments and immovable properties in China. In addition, this notice has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. this notice also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.
On October 17, 2017, State Taxation Administration issued the Announcement on Issues Concerning the Withholding of
Non-resident
Enterprise Income Tax at Source, which came into effect on December 1, 2017, and further clarifies the practice and procedure of the withholding of non-resident
enterprise income tax.
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
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our Company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under the abovementioned rules. For transfer of shares in our company by investors who are non-PRC
resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the abovementioned rules. As a result, we may be required to expend valuable resources to comply with abovementioned rules or their applicable tax related requirements or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.
This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter
market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter
trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a
non-U.S.
exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the
counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “
Final Amendments
”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ended December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading
“over-the-counter”
either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection
years from three years to two years, thus reducing the time period before our ADSs may be delisted or prohibited from over-the-counter
trading. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter
if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter
trading in the U.S. from 2024 to 2023.
Risks Relating to Our ADSs
The price and trading volume of our ADSs may be volatile, which could lead to substantial losses to investors.
The trading price of the ADSs has been volatile since the ADSs started to trade on the Nasdaq Global Select Market on May 8, 2020. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. In particular, the business and performance and the market price of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect the price and trading volume of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our ADSs.
In addition to market and industry factors, the price and trading volume of our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	macro-economic factors in China

•	variations in our revenues, earnings, or cash flow;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental negative publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•	our major shareholders’ business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	political or trade tensions between the United States and China;

•	actual or potential litigation or regulatory investigations;

•	any share repurchase program;

•	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm;

•	fluctuations of exchange rates between Renminbi and the U.S. dollar; and

•	sales or perceived potential sales of additional ADSs.
Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. Furthermore, the stock exchanges on which our ADSs are traded in general experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ADSs and trading volume could decline.
The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly and timely, we could lose visibility and attractiveness in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.
Substantial future sales or perceived sales of our ADSs in the public market could materially and adversely affect the price of our ADSs.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our securities to decline. Shares held by our existing shareholders may be available for sale subject to the volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up
agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, management team or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
Techniques employed by short sellers may drive down the market price of our ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the price of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than it received in the sale. As it is in the short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.
Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.
We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends subject to Cayman Islands law. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.
Holders of the ADSs may not have the same voting rights as the holders of our ordinary shares and may not be able to exercise their right to direct how our ordinary shares represented by the ADSs are voted.
Holders of the ADSs do not have the same rights as our registered shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings and will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask holders of the ADSs for their instructions, then upon receipt of voting instructions from holders of the ADSs, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by the ADSs in accordance with the instructions. If we do not instruct the depositary to ask holders of the ADSs for their instructions, the depositary may still vote in accordance with instructions give, but it is not required to do so. Holders of the ADSs will not be able to directly exercise their right to vote with respect to the ordinary shares represented by the ADSs unless holders of the ADSs withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under the Articles, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven business days.
When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to surrender their ADSs for the purpose of withdrawal of our ordinary shares represented by such ADSs and become the registered holder of such shares to allow them to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under the Articles that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from surrendering ADSs for the purpose of withdrawing our ordinary shares represented by such ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, there is no guarantee that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions from holders of the ADSs. This means that holders of the ADSs may not be able to exercise their right to direct how our ordinary shares represented by their ADSs are voted and they may have no legal remedy if our ordinary shares represented by their ADSs are not voted as they have requested.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Holders of the ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders of the ADS waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute
jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute
jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive
jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute
jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.
If owners or holders of the ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, owners or holders of the ADSs may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owners or holders of the ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Holders of the ADSs may experience dilution of their holdings due to the inability to participate in rights offerings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to holders of the ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of the ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of the ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Holders of the ADSs may be subject to limitations on the transfer of the ADSs.
The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our Articles give us power to take certain actions that could discourage a third party from acquiring us, which could limit your opportunity to sell your shares, including ADSs, at a premium.
Our Articles contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our Board has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ADSs may be materially and adversely affected.
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
We are required to file an annual report on Form
20-F
within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form
6-K.
However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.
As a Cayman Islands exempted company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have followed and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. In addition, if we are subject to listing standards or other rules or regulations of other jurisdictions in the future, those requirements may further change the degree of protection for our shareholders to the extent they differ from the Nasdaq listing standards applicable to U.S. domestic issuers.
Although we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for
2021, due to the recent substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2022 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.
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
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of the ADSs during 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, we hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially in recent months, our goodwill and other active assets for 2022 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2022 or future taxable years. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”
If a U.S. person is treated as owning 10% or more of the ADSs or ordinary shares, such person may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning 10% or more of the value or voting power of the ADSs or ordinary shares, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation
more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We are not actually controlled by “United States shareholders” for purposes of the CFC rules. However, under certain ownership attribution rules, we could be treated as constructively controlled by U.S. subsidiaries of Kingsoft Group and Xiaomi for purposes of these rules, and therefore we and our non-U.S. subsidiaries
may be treated as CFCs. In addition, even if we are not a CFC as described in the preceding sentence, our non-U.S. subsidiaries
may be treated as CFCs under such ownership attribution rules because we have a U.S. subsidiary. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to monitor whether we are or any of our non-U.S. subsidiaries
is treated as a CFC for any purpose of the U.S. Internal Revenue Code or whether any investor is treated as a United States shareholder with respect to any of these entities or to furnish to any United States shareholders any information that may be necessary to comply with any applicable CFC rules. U.S. investors should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.
PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

ITEM 4	INFORMATION ON THE COMPANY

4.A.	History and Development of the Company
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
In March 2021, we completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. (currently named as “Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd”) and its subsidiary (collectively, “Shenzhen Yunfan”). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance our expertise in public cloud services. In April 2021, we completed the acquisition of controlling equity interest in Beijing Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), which we expected to enhance our public cloud services.
In July 2021, we entered into a definitive agreement to acquire controlling interests in Camelot Employee Scheme, Inc. (“Camelot”) using a combination of cash and our ordinary shares as consideration. In connection with such acquisition, we issued an aggregate of 247,475,446 ordinary shares to certain existing shareholders of Camelot in September 2021. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software and data center services to the financial services industry. By acquiring and integrating with Camelot, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer based and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficacy and increased customer stickiness
In December 2021, we increased our authorized share capital from US$4,000,000.00 divided into 4,000,000,000 ordinary shares with par value of US$0.001 each to US$40,000,000.00 divided into 40,000,000,000 ordinary shares with par value of US$0.001 each by creation of an additional 36,000,000,000 authorized but unissued ordinary shares with par value of US$0.001 each.
Beijing Kingsoft Cloud entered into a series of contractual arrangements, as amended and restated, with Zhuhai Kingsoft Cloud Technology Co., Ltd., or Zhuhai Kingsoft Cloud, and its wholly owned subsidiary, Beijing Kingsoft Cloud Network Technology Co., Ltd., or Kingsoft Cloud Network, through which we obtained control over Zhuhai Kingsoft Cloud. In addition, Yunxiang Zhisheng entered into a series of contractual arrangements with Kingsoft Cloud (Beijing) Information Technology Co., Ltd., or Kingsoft Cloud Information, and its wholly owned subsidiary, Beijing Jinxun Ruibo Technology Co., Ltd., or Jinxun Ruibo, which enable us to obtain control over the Kingsoft Cloud Information to operate value-added telecommunication services. As a result, we are regarded as the primary beneficiary of each of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng as our wholly foreign owned entities, or WFOEs, and to Zhuhai Kingsoft Cloud, Kingsoft Cloud Information and their subsidiaries as our variable interest entities, or the VIEs, in this annual report. For more details and risks related to our VIE structure, please see “—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”
Our principal executive offices are located at Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China. Our telephone number at this address is +86 10 6292 7777. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square,

Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC.
Recent Regulatory Development
Cybersecurity, Data Security and Personal Information Protection
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, national economy, the people’ s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
On October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, the draft also requires that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.
On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures, which took effect from February 15, 2022 and repealed the previous version promulgated on April 13, 2020. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, as the Cybersecurity Review Measures are newly promulgated, it is uncertain how the measures will be interpreted or implemented and how they will affect us.
In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a “critical information infrastructure operator” or “network platform operator” under the PRC cybersecurity laws and regulations, and would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources.
As of the date of this annual report, we have not been involved in any investigations or become subject to any official cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.
Potential CSRC Approval Required for the Listing of our ADSs
On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq. or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing status from the CSRC.
Moreover, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comments until December 13, 2021, which require, among others, that PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for overseas listing is submitted. On April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the date of this annual report, the Draft Overseas Listing Regulations and the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.

Contractual Arrangements and Corporate Structure
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. These contractual arrangements entered into with the VIEs enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate its operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs who is owned by certain nominee shareholders. As a result, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the legality and enforceability of these contractual arrangements. If the PRC government finds such agreements to be illegal, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
Permits and Permission Required from the PRC Authorities for Our Operations
Our PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If we, our PRC subsidiaries or VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, we may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring us or parties on whom we rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that we or parties on whom we rely will successfully obtain such permits, licenses or certificates.
Transfer of Funds and Other Assets
Under relevant PRC laws and regulations, we are permitted to remit funds to the VIEs through loans rather than capital contributions.
As of December 31, 2021, Kingsoft Cloud Holdings Limited had made cumulative capital contributions of RMB5,328 million (US$836 million) to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Kingsoft Cloud Holdings Limited. As of December 31, 2021, the loan balance owed under the VIE agreements was RMB3,385 million (US$531 million). In 2019, 2020 and 2021, the VIEs and their subsidiaries transferred RMB53.4 million, RMB24.9 million and RMB20.2 million (US$ 3.2 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees.
Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.
As of December 31, 2020 and 2021, the prepayment of service fees from the VIEs and their subsidiaries to our PRC subsidiaries amounted to nil and nil, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs and their subsidiaries to our PRC subsidiaries amounted to RMB311.0 million and RMB333.8 million (US$52.4 million), respectively. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs
in 2019, 2020 and 2021.

Kingsoft Cloud Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”
For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario (1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%
Notes:

(1)
The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax
earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)
Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs and their subsidiaries. For all the periods presented, these fees are recognized as cost of revenues of the VIEs and their subsidiaries with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries, VIEs and their subsidiaries file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and their subsidiaries and as income by our PRC subsidiaries and are tax neutral. Upon the instance that the VIEs and their subsidiaries reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

(3)
China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs and their subsidiaries will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs and their subsidiaries exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive
and disallowed by Chinese tax authorities, we have other
tax-planning
strategies that can be deployed on a tax neutral basis.
Should all tax planning strategies fail, the VIEs and their subsidiaries could, as a matter of last resort, make a non-deductible
transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs and their subsidiaries. This would result in the double taxation of earnings: one at the VIE level (for non-deductible
expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax
income to approximately 50.63% of the
pre-tax
income. Our management is of the view that the likelihood that this scenario would happen is remote.

Condensed Consolidating Schedule
The following tables present the summary statements of operations for our Company’s VIEs and their subsidiaries and other entities for the periods presented.

	For the Year Ended December 31, 2019
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Total revenues (1)	—	129,889	3,882,352	(55,888)	3,956,353
Net loss (2)	(1,111,199)	(213,519)	(970,344)	1,183,863	(1,111,199)

	For the Year Ended December 31, 2020
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Total revenues (1)	—	474,262	6,377,158	(274,113)	6,577,307
Net loss (2)	(962,259)	(48,756)	(922,908)	971,725	(962,198)

	For the Year Ended December 31, 2021
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Total revenues (1)	—	1,347,970	7,972,143	(259,329)	9,060,784
Net loss (2)	(1,588,712)	51,751	(1,556,904)	1,502,109	(1,591,756)
Notes:

(1)	The eliminations are mainly related to the service fees charged between our subsidiaries and VIEs and their subsidiaries.
(2)	The eliminations are mainly related to the investment loss picked up from subsidiaries.

The following tables present the summary balance sheet data for the VIEs and their subsidiaries and other entities as of the dates presented.

	As of December 31, 2020
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Current Assets:
Cash and cash equivalents	68,012	1,927,154	1,429,508	—	3,424,674
Restricted cash	—	—	—	—	—
Accounts receivable, net	—	76,558	2,258,313	—	2,334,871
Short-term investments	217,448	2,475,571	—	—	2,693,019
Prepayments and other assets	266,280	—	630,121	(9,315)	887,086
Amounts due from related parties	—	793	204,275	—	205,068

Total current assets	551,740	4,480,076	4,522,217	(9,315)	9,544,718

Non-current assets:
Property and equipment, net	—	229,170	1,727,620	—	1,956,790
Intangible assets, net	—	1,593	14,980	—	16,573
Prepayments and other assets	—	1,846	9,978	—	11,824
Goodwill	—	—	—	—	—
Equity investments	—	40,332	86,251	—	126,583
Investments in subsidiaries	—	—	—	—	—
Amounts due from related parties	—	1,046	4,712	—	5,758
Operating lease right-of-use assets	—	56,630	210,338	—	266,968
Deferred tax assets	—	—	—	—	—

Total non-current assets	—	330,617	2,053,879	—	2,384,496
Amounts due from subsidiaries of the Group	7,983,060	12,076,587	1,631,592	(21,691,239)	—

Total assets	8,534,800	16,887,280	8,207,688	(21,700,554)	11,929,214

Current Liabilities:
Accounts payable	—	43,927	2,013,428	—	2,057,355
Accrued expenses and other liabilities	256,630	67,437	521,307	—	845,374
Short-term bank loans	—	—	278,488	—	278,488
Long-term bank loan, current portion	—	—	74,351	—	74,351
Income tax payable	2,524	17,995	45	—	20,564
Amounts due to related parties	407	55,796	56,795	—	112,998
Current operating lease liabilities	—	20,208	56,261	—	76,469

Total current liabilities	259,561	205,363	3,000,675	—	3,465,599

Non-current liabilities:
Deferred tax liabilities	—	—	29	—	29
Other liabilities	33,558	—	7,020	—	40,578
Non-current operating lease liabilities	—	36,946	146,012	—	182,958
Amounts due to related parties	—	—	—	—	—

Total non-current liabilities	33,558	36,946	153,061	—	223,565
Amounts due to subsidiaries of the Group	1,692	13,418,377	8,271,146	(21,691,215)	—

Total liabilities	294,811	13,660,686	11,424,882	(21,691,215)	3,689,164

	As of December 31, 2021
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Current Assets:
Cash and cash equivalents	69,393	1,938,488	2,209,647	—	4,217,528
Restricted cash	—	149,389	89,704	—	239,093
Accounts receivable, net	—	400,115	3,170,860	—	3,570,975
Short-term investments	1,029,472	1,461,584	—	—	2,491,056
Prepayments and other assets	53,618	726,053	907,350	—	1,687,021
Amounts due from related parties	—	23,006	184,137	—	207,143

Total current assets	1,152,483	4,698,635	6,561,698	—	12,412,816

Non-current assets:
Property and equipment, net	—	207,010	2,157,093	—	2,364,103
Intangible assets, net	—	1,076,105	93,662	—	1,169,767
Prepayments and other assets	—	2,030	27,036	—	29,066
Goodwill	—	4,561,033	64,082	—	4,625,115
Equity investments	—	44,922	162,244	—	207,166
Investments in subsidiaries	5,328,424	—	—	(5,328,424)	—
Amounts due from related parties	—	1,046	4,712	—	5,758
Operating lease right-of-use assets	—	71,543	184,908	—	256,451
Deferred tax assets	—	7,798	—	—	7,798

Total non-current assets	5,328,424	5,971,487	2,693,737	(5,328,424)	8,665,224
Amounts due from subsidiaries of the Group	5,508,311	15,446,362	2,157,428	(23,112,101)	—

Total assets	11,989,218	26,116,484	11,412,863	(28,440,525)	21,078,040

Current liabilities:
Accounts payable	—	205,145	2,733,487	—	2,938,632
Accrued expenses and other liabilities	182,075	832,897	1,208,868	—	2,223,840
Short-term bank loans	—	—	1,348,166	—	1,348,166
Long-term bank loan, current portion	—	—	—	—	—
Income tax payable	3,307	55,884	1,026	—	60,217
Amounts due to related parties	829	37,875	797,731	—	836,435
Current operating lease liabilities	—	37,918	70,672	—	108,590

Total current liabilities	186,211	1,169,719	6,159,950	—	7,515,880

Non-current liabilities:
Deferred tax liabilities	—	205,889	—	—	205,889
Other liabilities	1,194,212	31,490	6,975	—	1,232,677
Non-current operating lease liabilities	—	37,232	121,057	—	158,289
Amounts due to related parties	—	—	472,882	—	472,882

Total non-current liabilities	1,194,212	274,611	600,914	—	2,069,737
Amounts due to subsidiaries of the Group	4,846	14,022,681	9,084,471	(23,111,998)	—

Total liabilities	1,385,269	15,467,011	15,845,335	(23,111,998)	9,585,617

The following tables present the summary cash flow data for the VIEs and their subsidiaries and other entities for the periods presented.

	For the Year Ended December 31,2019
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) generated from operating activities	(2,538,479)	2,884,725	(785,378)	—	(439,132)
Net cash generated from (used in) investing activities	2,166,312	(1,143,151)	(836,981)	697,067	883,247
Net cash generated from (used in) financing activities	370,294	(1,226,822)	1,618,102	(697,067)	64,507

	For the Year Ended December 31, 2020
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) generated from operating activities	(6,203,310)	6,746,356	(833,479)	—	(290,433)
Net cash used in investing activities	(218,674)	(5,247,293)	(1,471,637)	2,623,601	(4,314,003)
Net cash generated from financing activities	5,945,666	—	2,802,088	(2,623,601)	6,124,153

	For the Year Ended December 31, 2021
	Kingsoft Cloud	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash generated from (used in) operating activities	1,178,019	(928,140)	(958,748)	—	(708,869)
Net cash (used in) generated from investing activities	(1,179,393)	1,170,356	(843,586)	431,000	(421,623)
Net cash (used in) generated from financing activities	(815)	31,739	2,612,563	(431,000)	2,212,487

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors
Kingsoft Cloud Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Kingsoft Cloud Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax
profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.
Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Kingsoft Cloud Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”
Implication of the Holding Foreign Companies Accountable Act
The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is identified as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Our auditor, the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and generally become effective on January 10, 2022. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key
Information-3.D.
Risk Factors – The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections”; and see “Item 3. Key Information-3.D. Risk Factors – Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

4.B.	Business Overview
Our Mission
Our mission is to become customers’ trusted partner to embrace digitalization.
Overview
We are a leading independent cloud service provider in China in terms of revenue in 2021. We offer comprehensive, reliable and trusted cloud service to customers in strategically selected verticals. With extensive cloud infrastructure, cutting-edge cloud-native products based on our vigorous cloud technology R&D capabilities, well-architected industry-specific solutions and end-to-end
fulfillment and deployment for customers, we achieved superior business and financial growth, with a revenue growth CAGR of 51.3% from 2019 to 2021.
Cloud offers a wide variety of benefits to enterprises and organizations, including (i) cost reduction, (ii) agility, scalability, reliability, and (iii) technology innovation, compared with traditional IT models. Accordingly, there has been a structural shift in global IT spending from traditional IT models to cloud services.
Upholding the principle of platform neutrality and our position as an independent cloud service provider since inception, we have become a trustworthy brand of cloud services within the community of enterprise customers. With our full commitment to cloud service, we are relentlessly mobilizing our resources to enable our customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.
We have established our market leadership by addressing customers’ comprehensive needs. We provide a full suite of cloud products combining unified IaaS infrastructure and PaaS middleware, and tailored business applications which support a wide range of use cases that enable our customers’ diverse business objectives. We also offer our solutions in a holistic approach by merging our cloud solutions with dedicated customer services. Our end-to-end customer services cover planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals, with strict adherence to high standards and full accountability.
We have strategically expanded our footprints into selected verticals as an early mover and have established a strong market presence and track record in each selected vertical through quality and efficient execution. As we continue to complete lighthouse projects with vertical leaders, we have accumulated proprietary industry know-how and deep understanding of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have also aligned our research and development efforts with our business focuses, which enables us to act swiftly and develop new product modules and features that are specifically tailored to address the ever-growing business needs encountered by our expanding customer base.
We implement a premium customer strategy, with a focus on covering leading enterprises in selected verticals to establish our brand and market presence efficiently. We have amassed a large, loyal and growing premium customer base with increasing spending. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, respectively. For the same periods, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.

Attributable to the above, we have achieved superior financial growth. Our revenue increased by 66.2% from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further increased by 37.8% to RMB9,060.8 million (US$1,421.8 million) in 2021.
Our Cloud Platform
We are dedicated to providing high-quality cloud solutions to businesses and organizations across various sectors. We have built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud-native products, well-architected industry-specific solutions, and end-to-end services ranging from planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade.
The following chart illustrates our cloud platform:

•
Extensive cloud infrastructure.
We have established industry-leading cloud infrastructure which is the foundation of our cloud platform. As of December 31, 2021, we had two data centers and more than 110,000 servers and achieved exabyte-level storage capacity.

•
Cutting-edge cloud-native products.
Our cloud is architected specifically to enable customers to run business in an elastic and distributed manner required in disruptive business models. We, as an early mover in serving internet customers, have cultivated proprietary cloud-native technology and have successfully commercialized our technology capabilities through a complete suite of superior products.

•
Well-architected industry-specific solutions.
Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution.

•
End-to-end fulfillment and deployment.
We serve our clients throughout the whole cloud adoption process. At project initiation, we provide planning services with in-depth industry know-how, setting the overarching route for customer to migrate to cloud. We have customized procedures to help customer to smoothly migrate their mission-critical data and applications on to our cloud platform. With our in-house fulfillment and deployment professionals, we adhere to consistently high standards at every stage of cloud adoption and commit to quality deployment
.

Our Products and Solutions
Our Cloud Products
We provide a full suite of cloud products based on our extensive infrastructure, and are developed based on the same suite of underlying technology capabilities. Our modularized cloud products, including unified IaaS infrastructure, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our cloud products primarily consist of cloud computing, storage and delivery.
Computing
Our basic cloud computing products provide
on-demand
high-performance computing resources, offering availability, agility, scalability and flexibility. In addition to basic cloud computing products, we also offer other cloud computing products including cloud network, database, data warehouse, big data and security products.
Basic Cloud Computing
Our basic cloud computing products primarily include:

•
Kingsoft Cloud Elastic Compute (“KEC”): KEC provides flexible and scalable computing capacity, enabling developers to easily perform large scale computing and deployment in the required server environment. Cloud servers can be deployed at any time on-demand
to improve operation and maintenance efficiency. Powered by our automatic scaling technology, users are able to automatically adjust the computing resources based on their business needs, thereby enhancing the efficiency of computing power consumption and reducing the total cost of usage. For users with strong demands for on-premise
resource allocation, security and compliance, we also offer Kingsoft Cloud Dedicated Host (“KDH”) to provide an exclusive virtual resource pool.

•
Kingsoft Cloud Bare Metal Servers—Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. Users can easily manage the EPC server’s network configuration, storage configuration and operating system interface.

•
Kingsoft Cloud GPU Elastic Physical Compute (“GEPC”): GEPC provides accelerated computing based on GPUs. It can be used in scientific computing, deep learning, image rendering, and
GPU-based
audio and video codec scenarios to provide stable, fast and elastic computing services and convenient unified cloud server management services.

•
Kingsoft Cloud Edge Node Computing (“KENC”): KENC is a distributed edge computing resource pool. It provides customers with edge virtual machines, edge dockers, network security groups, load balancing, virtual private cloud and other functions. It helps users reduce access delay, save costs, and enables integration of more industry-specific applications.

•
Kingsoft Cloud Container Engine (“KCE”): KCE is developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services we offer. It provides users with reliable and scalable container management services with high performance.

•
Kingsoft Cloud Container Instance (“KCI”): KCI provides a server-less container service that helps users to manage the full life-cycle of their containers in the cloud without purchasing or managing the underlying servers. Based on KCI, we provide users with container services that are fully compatible with the Kubernetes ecosystem. Users can directly deploy containerized applications and manage them in a Kubernetes-native way without the need to purchase or manage underlying nodes. This facilitates the deployment of Kubernetes applications.

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

•
Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated connection or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to a VPC network, which also allows users to establish and manage security policies and network access control policies. We also provide peering service to connect two VPCs for data synchronization, enable users to reside multiple VPCs across different regions.

•
Cloud Enterprise Network: Cloud Enterprise Network enable customers to establish connections between different VPC networks, and between VPC networks and local data centers. Cloud Enterprise Network features fast, high-quality and secured transmission, helping customers build an enterprise-level network.

Cloud Database
We have a full stack database product portfolio, primarily including relational databases and NoSQL databases, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and loss less data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

•
Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that can be used at any time. It has multiple security protection features and an optimized performance monitoring system, and provides database backup, recovery and optimization features. We offer various versions of KRDS at users’ choice based on the type of their servers.

•
Kingsoft Cloud NoSQL Database: In addition to relational databases, we also offer NoSQL databases, which are non-tabular
databases built for specific
non-relational
data models and have flexible schemas for building modern applications. Based on the types of data, we offer high-performance, stable and reliable NoSQL database for Redis for key-value
storage, NoSQL database for MongoDB for document storage, and NoSQL database for InfluxDB for time series data.

•
DragonBase: We provide distributed database DragonBase for enterprises and organizations. Featuring distributed deployment, high availability, smooth up-scaling,
and enterprise-level security, DragonBase focuses on solutions to address customer’s needs on massive data storage and high-concurrency operation and it also provides supportive systems and facilitate automated performance monitoring, operation, maintenance and security audit.

Data Warehouse

•
Kingsoft Cloud Data Warehouse (KDW): KDW is data warehouse service deployed on a massively parallel processing architecture, enabling users to use a large number of computers to simultaneously perform coordinated computations in parallel and thus enhancing computation performance. It is a large-scale
PB-level
cloud database warehouse solution with smooth upscaling ability that supports the separation of computing and storage, multi-dimensional online data analysis and retrieval, and offline data processing. KDW enables interactive query and analytics of massive relational data and is advantageous in both internet and traditional industries.

Big Data
We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data platforms. Our key big data products include:

•
Kingsoft Cloud MapReduce (“KMR”): KMR is a cloud big data platform allowing users to process vast amounts of data quickly and cost-effectively at scale. KMR gives users the engine and elasticity to run large-scale analysis at a fraction of the cost of traditional on-premise
clusters.

•
Kingsoft Cloud DataCloud (“DataCloud”): Based on a cutting-edge data processing framework, DataCloud provides one-stop
cloud-based data services, including data consolidation, integration, processing, management and analysis. DataCloud can be deployed on-premise
to enhance control and security. With the help of DataCloud, through advanced data lake architectures, users can manage and process ultra-large-scale structured and unstructured data, build data-lake architecture, and create middleware data platform for enterprise data. It empowers users with full lifecycle data management capability.

•
Kingsoft Cloud Elasticsearch Service (“KES”): KES is a cloud-based, fully managed service based on the open source search engine, Elasticsearch. It integrates Kibana, an open source data visualization dashboard software, and common plug-ins
to provide near-real-time storage, search, and analysis features that allow user to manage ultra-large datasets in a visualized, real-time and efficient manner.

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

•
Kingsoft Cloud Web Application Firewall (“WAF”): WAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy WAF without altering any system structure.

Cloud Storage
We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises upon request. Our key cloud storage products include:

•
Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a massive, low-cost,
secure and highly reliable distributed cloud storage product to address users’ pain points such as storage expansion, data security and distributed access. KS3 offers exabyte-level storage with high queries per second per single bucket. Users can conveniently store and retrieve various data files such as pictures, audio, video and text.

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

•
Kingsoft Cloud Archive Storage (“KArchive”): KArchive provides offline storage services that are cost-effective, reliable, and easy to manage. It applies to long-term archive and redundancy backup of a large amount of data.

•
KingStorage: KingStorage series are enterprise-level hybrid cloud storage products that include distributed blocks, files and objects cloud storage resources. They provide cloud native benefits and address customers’ demands for massive data storage, while ensuring high reliability and seamless compatibility with customers’ original IT infrastructure.

Cloud Delivery
Our cloud delivery products have evolved from a simple acceleration tool for one-way
static content to a complex application and streaming delivery carrier, enabling our customers to deliver an interactive and immersive user experience. Our comprehensive end-to-end
cloud delivery solutions allow users to build their applications on our cloud platform and utilize additional value-added services offered by us, such as large-scale storage, streaming encode and decode, and high definition video solutions, to further enhance their business operations. Our large-scale, high-concurrency, low-latency,
secure and reliable cloud delivery services help our users enhance their users’ experience.
With 5G deployment and advancement of edge computing, we continue to upgrade our cloud delivery network with more connected nodes and reiterate the advantages of our cloud delivery products. Streaming content represents a significant portion of the internet traffic, and is a major application scenario of our cloud delivery products. Streaming content captures a large share of users’ time spent as it becomes the key distribution medium for various industry verticals, such as entertainment,
e-commerce,
education, travelling and advertising. Leveraging the relationship we built with our clients through our cloud delivery products, we have the natural advantage to cross-sell other cloud products, such as computing, storage and database products, to explore additional monetization opportunities.

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

•
Kingsoft Cloud Edge Computing Network (“KECN”): KECN is a distributed edge computing network that supports edge computing scenarios such as edge bandwidth, AI inference, image rendering, gaming and IoT. As of the date of this annual report, we have established over 0.5 million end nodes and 6,000 edge nodes, covering most regions and operators in China and ensuring high-speed and low-latency
for customers.

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

•
Kingsoft Cloud Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. It uses deep-learning-based denoise and enhance algorithms to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video codec.

Galaxy Stack
Our proprietary Galaxy Stack essentially allows customers to deploy a public cloud architecture within their internal IT infrastructure, so that they can have the same experience as public cloud services within their IT premise, while fulfilling regulatory compliance and retaining control. Galaxy Stack employs a distributed architecture to create an open, unified and reliable cloud environment for enterprises and organizations. As a result of our continuous upgrading and optimization efforts, Galaxy Stack features container services, DevOps, database, big data, security and other functions to provide more professional, scalable and mature one-stop
cloud solutions.
The key value we bring includes:

•
Scalability at large scale: Galaxy Stack enables large-scale physical node deployment, massive tenant management and customer service capabilities, which strongly support customers’ massive business operations. Customers can easily adjust the physical node deployment based on their real-time demands.

•	Security: Privatized deployment meets the requirements of enterprises and organizations for high-grade information security protection, data security and business continuity.

•	Autonomous control: Galaxy Stack supports customers’ autonomous control operation and maintenance.
Industry-Specific Solutions
We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry- specific solutions covering a wide spectrum of industry verticals, including video, public service, healthcare, gaming and financial service, among others.

The following diagram illustrates details of our solutions:

Video Cloud Solutions
We started to offer video cloud solutions in 2016, prior to the explosive growth of the video industry in China. Our full stack video cloud solutions offer various state-of-the-art
deep learning algorithms, including cloud trans-coding, image enhancement, smart high definition, and dark image enhancement. Our holistic intelligent video cloud solutions serve both on-demand
video and live streaming companies, offering a high-capacity and elastic cloud delivery network built on our industry-leading containerized edge computing platform. To meet the large-scale and high-quality cloud delivery requirements of these companies, our video cloud solutions combine core technologies such as intelligent video processing algorithms and multi-link optimization to provide enhanced cloud delivery services beyond traditional content delivery services. For on-demand
videos, we offer video upload, distributed encoding, media resource management and on-demand
delivery. For live streaming, we offer delivery acceleration, real-time encoding, live recording and storage. Our video cloud solutions can be accessed through a management system or API/SDK.
We are among the first cloud companies providing cloud solutions to companies engaged in video business and have amassed a high-profile customer base.
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
Public Service Cloud Solution
Our public service cloud solutions are based on the public cloud architecture and can be easily and quickly deployed. These cloud solutions help public service organizations enhance productivity and efficiency. With capabilities of cloud computing and big data public service organizations can achieve the goal of data integration, simplifying streamlining processes, improving efficiency, ensuring safety and reducing costs and realizing digital transformation.
The key value we bring includes:

•	Digitalization: Public service organizations are able to connect data across multiple departments, improve work efficiency and enhance security, which ultimately realize digital transformation.

•	Reliability: The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.

•
Comprehensiveness: We can provide a series of services from the construction of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.

Healthcare Cloud Solutions
Our healthcare cloud solutions provide high-performance, reliable, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare relying on our top-level
cloud resources, abundant cloud products and excellent cloud service. It features big data analysis service for administrators, health management service for residents, cloud infrastructure for large and medium medical institutions and cloud application service for small and medium medical institutions. We have successfully deployed flagship projects for leading institutions.
The key value we bring includes:

•
Digitalization: Leveraging our comprehensive Picture Archiving & Communication System (“PACS”), we provide solutions of medical image storage, sharing, management, quality control, and related applications. We help healthcare institutions develop a complete medical image ecosystem by leveraging unified data resources, data processing and computing to support unified system construction, deployment, and service solutions. We help healthcare institutions and hospitals improve radiology workflow, better manage the storage of images, and realize healthcare interoperability.

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

•	Low cost construction and on demand use: All the application systems are based on the cloud computing architecture and can be used as needed without heavy assets investment.

•
Improving private medical service capability: The solution represents a cloud upgrade for grassroots information system to provide private medical services and enhance functions such as intelligent assistance and remote medical service, which significantly improves private medical service capability.

•
Implementation of hierarchical diagnosis and treatment system: The solution breaks through the information barrier between superior and subordinate medical institutions in the same region, which realizes information interaction and data sharing.

Game Cloud Solutions
We started to offer game cloud solutions in 2014, when the mobile gaming market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user
experience, lower response time, as well as lower operational and maintenance costs.
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

•	Disaster recovery: Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center

Financial Service Cloud Solutions
We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in financial service sector. We have pioneered the private deployment of public cloud technologies, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation, and allow them to unleash the value of data assets. Furthermore, we acquired Camelot in September 2021 to further enhance our financial service cloud solutions. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. The key value we bring includes:

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

Other Solutions
Our cloud solutions also cover various other industries, such as intelligent mobility,
e-commerce,
office automation, and mobile internet in general, among others.
Our Infrastructure and Technologies
We are dedicated to providing customers with secure and compliant cloud services and our industry-leading cloud infrastructure and technologies have been the key to our success.
Infrastructure
Our distributed infrastructure is the foundation of our technology. As of December 31, 2021, we operated two data centers and more than 110,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing significantly in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment and network resources, and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.
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
Virtualization
We have built a complete virtualization technology stack. Technologies like x86 virtualization, input/output para-virtualization, high-performance storage and network virtualization, GPU (graphics processing unit) virtualization, with critical features such as smooth live migration and live patching, are all well supported and applied to our cloud products.
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
Cloud Delivery
We have developed a comprehensive set of cloud delivery systems, including caching system, OTCP (optimized transmission control protocol) stack, user datagram protocol-based transport stack, traffic scheduling system, high-performance domain name system, near-real-time performance analysis system and IPV 4 (internet protocol version 4) and IPV 6 (internet protocol version 6) dual-stack network system.
Data Lake and Data Analytics
Our data lake technology allows customers to store both structured and unstructured data at any scale as-is,
without having to first structure the data. Such data lake serves as a repository for data analytics, enabling customers to uncover insights from business data to guide better decisions.
Research and Development
Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including improving our cloud technology and developing new products and solutions. We incurred RMB595.2 million, RMB775.1 million, and RMB1,043.8 million (US$163.8 million) of research and development expenses in 2019, 2020 and 2021, respectively.
Our leadership in technology is built by our highly innovative and dedicated research and development staff. We focus on building and maintaining a large pool of talented researchers to drive our research and development efforts. We provide rigorous training to new recruits to familiarize them with our platform and thereby closely integrate them into our research and development staff. We had a team of approximately 1,358 engineers, researchers, programmers and computer and data scientists as of December 31, 2021. We encourage different points of view to lead us to find inspiration and improve our products and solutions.
The development of our cloud products and solutions is underpinned by our strong R&D capabilities. Our continuous investments in research and development activities result in a wealth of intellectual properties. As of the date of this annual report, we have registered 478 patents, 662 trademarks, 675 copyrights, and 164 domain names in China and overseas.
In addition, we aim to increase our research and development efforts to strengthen our technology capabilities and continue to invest in cutting-edge technologies such as edge computing, container and data lake. We also aim to further expand our talent pool of top-notch
engineering specialists as well as industry vertical experts.
Data Privacy and Security
Data security and privacy are our highest priority. To this end, we constantly enhance our data system resilience, protect user privacy, and show transparency on how we manage it. We aim to deliver high-quality cloud services with careful data and information protection, and we are in relentless pursuit of security-driven innovations to provide effective solutions. We value transparency in our data management practices and have issued the Privacy Policy, the Kingsoft Cloud Security White Paper, and the Cookies Policy on our official website to clarify the way we collect, store, use, share and delete personal information in relation to Kingsoft Cloud products, services, websites, and other application scenarios. We have designed strict data protection policies to ensure that the collection, consolidation, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice in all material respects. We also established a Security and Privacy Committee, comprised of members from various departments, including data security, privacy compliance, internal control and audit, and supervision, to ensure compliance with applicable laws and regulations in all material respects and to ensure that we meet the expectations of our customers.

We have established a robust information system in compliance with applicable data security requirements in all material respects. Our information system applies safeguards, including double-firewalls, antivirus walls and web application firewalls. We encrypt data to enhance data security. Our database can only be accessed through computers designated for authorized use. Only authorized staff can access these computers for designated purposes. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt.
We regularly assess the effectiveness of our information system and data privacy and security policies. We closely monitor regulatory developments to ensure compliance. For example, in 2021, we conducted a full identification and review of relevant regulations and made amendments to our current data security documents based on the most recent released Data Security Law of the People’s Republic of China after looking into every detailed item within, so as to keep our data security management abreast with the latest regulations and policies. We also actively participate in legislative feedback activities, such as the “Corporate Seminar of Standard Contract Provisions on Personal Information Exportation” to provide our insights and keep us abreast with the most recent regulatory requirements. To promote awareness of data privacy and security, we regularly hold and participate in data security and privacy protection conferences, industry insight sharing and regulatory communication meetings.
We have completed various information security, privacy and compliance certifications/validations, proving the security and reliability of our data protection technologies. For example, we have obtained ISO 9001 for Quality Management System, ISO
20000-1
for Service Management System, ISO 27001 for Information Security Management, ISO 22301 for Business Continuity Management Systems, ISO 27018 for Protection of Personally Identifiable Information for Public Cloud and ISO 27017 for Cloud Security Management System. Our
in-house
legal and data protection team has also been awarded as Winner in cloud services, and Highly-recommended in data protection and privacy in the 2021
In-house
Counsel Awards by China Business Law Journal.
As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable PRC laws and regulations or any applicable laws and regulations in other jurisdictions, and we have not been subject to any government investigation, enquiry, action or penalty in such respects, or experienced any material data loss or breach incidents.
Sales and Marketing
To promote our cloud products and solutions, we mainly directly reach out to our customers and in certain cases we cooperate with third-party agents. Direct sales supported by our experienced industry-focused team is our primary sales approach. To promote our cloud products and solutions, particularly when we enter into a new vertical, we intend to cooperate with industry leaders to complete lighthouse projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. We then leverage such lighthouse projects to market our products and solutions for other customers in the vertical. We seek to generate recurring revenues through after-sale services and cross-sell new solutions after we gain insights into customer needs.
We have established a professional and industry-focused
in-house
sales team. Our employees have deep knowledge of the industries and customers that they are responsible for. Our in-house
sales team works closely with our engineering team to ensure that they can propose and integrate the most suitable solutions to address the pain points faced by participants in the relevant industry verticals.
On the other hand, our
in-house
sales department works closely with the sales partners and leverages their understanding of end user demands, thereby developing tailored marketing strategies.
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

Intellectual Property
We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and non-compete
agreements with our full-time R&D staffs, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.
As of the date of this annual report, we have registered 478 patents, 662 trademarks, 675 copyrights, and 164 domain names in China and overseas. We have obtained the license from Kingsoft to use its “
金山云
” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”
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
As of the date of this annual report, we did not have any material disputes or any other pending legal proceedings of intellectual property rights with third parties.
Insurance
Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance, as required by PRC laws and regulations. We also purchase supplemental commercial medical insurance for our employees.
In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key-man
life insurance, insurance policies covering damages to our network infrastructures or information technology systems or any insurance policies for our properties.
Our Environmental, Social and Governance (ESG) Efforts
We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders. For example, we have been proactively leveraging our technology capabilities to help overcome the challenges of the COVID-19 pandemic
by developing countermeasures such as resource management platforms.
The nominating and corporate governance committee of the Board is primarily responsible for overseeing of our ESG initiatives. The compensation committee of the Board is responsible for oversight of human capital matters, and the audit committee of the Board is responsible for oversight of our financial risk and compliance issues. Furthermore, we have establish a risk control committee at management level in 2021 to oversee ESG-related risks.
As of the date of this annual report, we had not been subject to any fines or other penalties due to non-compliance
in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations.

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
Responsible Operations
We uphold the principles of compliance and integrity in every aspect of our operation. We abide by all applicable laws and regulations in our operations and act by the highest standards. We are dedicated to providing reliable cloud services, safeguarding data security and promoting honest business practices. Our efforts in responsible operations include, among others, the following:

•	We put every effort into protecting user privacy and data security. See “—Data Privacy and Security.”

•
Dedicated to providing cutting-edge cloud products and solutions, intellectual property rights protection is of paramount importance to us. We firmly protect our own innovation achievements and also fully respects that of other parties.

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
capabilities.
We strive to create a warm workplace reflecting our diverse, equal and inclusive culture, with each of our employee bringing their passion and potential to the max, to constantly innovate and reimagine the future. To this end, we put effort in increasing workforce diversity and talents retention.
Environment
We do not operate any production facilities, and thus we are not subject to significant health, workplace safety or environmental risks. Nonetheless, we are committed to innovating products and services that empower businesses in a way that also protects the environment and resources that we share on this planet.
Sustainable Data Center
In line with China’s “dual carbon” goals of “ striving to peak carbon dioxide emissions before 2030 and achieve carbon neutrality before 2060”, our data centers are established in a high-efficiency, low-carbon,
energy-saving, and renewable way. In addition, we improve energy and resource utilization in the processes of the planning, design, operation, and maintenance of the data center, implementing a green development strategy. We closely monitor the power usage effectiveness, or PUE, of our data centers. PUE is the ratio of total amount of energy used by a computer data center facility to the energy delivered to computing equipment, illustrating how efficiently a data center uses energy. The actual PUE of our data center in Beijing was 1.37 in 2021, lower than its designed PUE of 1.4.
Green Workplace
Our workplace sustainability philosophy centers around resource efficiency and powered by a smart management system. In June 2021, we obtained the ISO14001 for Environmental Management System certification. The Xiaomi Science and Technology Park, where our headquarters are located, was awarded a
Two-star
Grade Certificate of Green Building Design Label under the Beijing Evaluation Standard for Green Building, and obtained the certification for Leadership in Energy and Environment Design (LEED) Platinum. Furthermore, we have taken various measures to create a green workplace. In parking areas, we installed an intelligent energy management system to implement smart control over energy-saving lamps, power sockets and air conditioners. We adjust lighting brightness according to the parking time and different seasons. In office areas, we mainly focus on water conservation. We have daily maintenance and management of water facilities, and use inductive water-saving appliances in the toilet.

Occupational Health and Safety
We continue to invest in health, safety and wellness programs to help employees enjoy a better quality of life and contribute to our success. We strictly abide by applicable laws, regulations and internationally recognized practices in conducting our operation and continue to invest in building a more robust protection system for all our employees. We emphasize the importance of fire safety management in our workplace. We conduct regular safety inspections, fire drills, training and educational campaigns as well as other activities to enhance employees’ safety awareness and emergency response skills.
Licenses and Permits
The following table sets forth the details of the material licenses and permits necessary for the operation of our business in China.

License/Permit	Entity Holding the License/ Permit	Grant Date	Expiration Date
VAT License	Kingsoft Cloud Network	July 22, 2020	March 18, 2024
VAT License	Kingsoft Cloud Network	February 24, 2021	April 11, 2023
VAT License	Beijing Jinxun Ruibo	September 17, 2019	August 23, 2022 Note 1
VAT License	Beijing Jinxun Ruibo	February 18, 2022	February 18, 2027
VAT License	Kingsoft Cloud Information	January 17, 2019	January 17, 2024
VAT License	Kingsoft Cloud Information	September 30, 2021	September 30, 2026
VAT License	Kingsoft Cloud Network	November 28, 2017	November 28, 2022
VAT License	Nanjing Qianyi	April 9, 2018	January 9, 2023
VAT License	Nanjing Qianyi	April 3, 2018	December 7, 2022
VAT License	Wuhan Kingsoft Cloud	December 14, 2018	December 14, 2023
VAT License	Wuhan Kingsoft Cloud	September 30, 2021	December 14, 2025
VAT License	Shanghai Jinxun Ruibo	January 24, 2022	January 24, 2027
VAT License	Shenzhen Yunfan	July 30, 2021	October 26, 2025

Note 1:
The Company is in the process of renewing the license.
As of the date of this annual report, we had obtained all material licenses, permits, approvals and certificates necessary to conduct our business operations from the relevant government authorities in the PRC, and such licenses, permits, approvals and certificates remained in full effect. These include the VAT Licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services. For the licenses or permits that are going to expire, we are in the process of renewing them.

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
The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry
national treatment and negative list shall be applied for the administration of foreign investment, where
“pre-entry
national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 27, 2021. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally not open up or restricted to foreign investment, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

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

A catalogue was issued as an appendix to the Telecommunications Regulations, or the Telecommunications Services Catalogue, which was most recently amended by the MIIT in June 2019. Pursuant to the Telecommunications Services Catalogue, the first category of value-added telecommunications services are divided into four subcategories including the “Internet Data Centre Services” (the “IDC Service”), the “Content Delivery Network Services”, the “Domestic Internet Protocol Virtual Private Network Services” (the “IP-VPN Service”) and the “Internet Access Services” (the “ISP Service”). The second category of value-added telecommunications services includes without limitation the online data process and transaction process service and information services.
In addition, the MIIT promulgated the Circular on Further Regulating Market Access of IDC Service and ISP Service in 2012, or the Circular 552, which further stipulates the detailed requirements on capital, personnel, facility and equipment for conducting IDC and ISP Services business. On January 17, 2017, the MIIT further promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which emphasizes the requirements as specified under Circular 552 and prohibits business operation without licenses, business operation beyond permitted territorial scope and business scope set forth on the licenses and “multi-level sublease” in the market with respect to IDC Service, ISP Service and content delivery network service. The IDC and ISP enterprises shall not sublease the IP addresses, bandwidth or other network access resources they have obtained from basic telecommunication operators in the PRC to other enterprises for operating businesses of IDC Service, ISP Service or other business. According to this notice, enterprises engaged in the businesses of IDC, ISP or content delivery network services shall conduct comprehensive self-inspection and rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the relevant regulations to make rectifications in a timely manner and take stern actions in accordance with the laws against the enterprises that refuse to make such rectifications, and such enterprises may fail to pass the annual inspection or may be included in the enterprise list of bad credit record, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected under serious circumstances.
Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services
Pursuant to the Protocol on the Accession of the PRC effective on November 10, 2001, China’s commitment to open telecommunication business does not include IDC Service, CDN Service, IP-VPN Service and ISP Service. Pursuant to the Mainland and Hong Kong Closer Economic Partnership Agreement and Mainland and Macao Closer Economic Partnership Agreement (collectively, the “CEPA Agreements”), both effective on June 1, 2016, Mainland China has promised to open the aforementioned services to service providers in Hong Kong Special Administrative Region and Macao Special Administrative Region subject to certain limitations.
According to the 2021 Negative List and the currently effective Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council and took effect from May 1, 2022, as for the value-added telecommunications business types which fall within China’s commitment to the WTO, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise shall not exceed 50%, except as otherwise stipulated by the state. In Particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.
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
Policy and Active Use of Foreign Capital, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, this notice proposes to gradually open up telecommunications, internet, culture, education and transportation industries to foreign investors. However, there are still substantial uncertainties with respect to the implementing rules and regulations of this notice.

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
On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.
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
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to these regulations, a “critical information infrastructure” refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results.
The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to these provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to these provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law.
On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures that replaced the previous version and took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security.
Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (viii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.
To apply for a cybersecurity review, the relevant operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the relevant authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On November 14, 2021, the CAC published a discussion draft of Regulations on the Administration of Cyber Data Security for public comment until December 13, 2021, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. The draft regulations also provide that operators of large internet platforms that set up headquarters, operation centers or R&D centers overseas shall report to the national cyberspace administration and competent authorities. In addition, the draft regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report of the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, this draft has not been formally adopted, and substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.
In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.
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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analysing or evaluating the behaviours of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. Furthermore, the Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organised by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organised by the national cyberspace administration must be passed.
Regulation Related to Intellectual Property
Patent
Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years, 15 years or 20 years from the date of application, depending on the type of patent right.
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
On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment
foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Uncertainties still exist with respect to its interpretation and implementation.
Regulation on Dividend Distributions
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

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are
“non-resident
enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge
tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Taxation Administration, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven,
such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the State Taxation Administration and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the State Taxation Administration, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”
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
On April 4, 2018, the Ministry of Finance and the State Taxation Administration issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the above-mentioned notice, the taxable goods previously subject to VAT rates of 17% and 11%, respectively, become subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Taxation Administration and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, become subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.
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

Furthermore, The General Office of the CPC Central Committee and the General Office of the State Council issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), both of which were open for public comments till January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “Indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. Domestic companies that seek to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC, and, among others, shall strictly comply with laws and regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. The Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) provide that an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing falls under specific clauses in national laws and regulations and relevant provisions prohibiting such financing activities; (ii) if the intended securities offering and listing in overseas market may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over equity, major assets, and core technology, etc.; (iv) if, in recent three years, the domestic company or its controlling shareholders and actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) if, in recent three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; or (vi) other circumstances as prescribed by the State Council. The Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) require that where an issuer makes an application for initial public offering and listing in an overseas market, the filing entity shall submit to the CSRC filing documents, which include but are not limited to those specified below, within 3 working days after such application is submitted: (i) filing reports and associated undertakings; (ii) regulatory opinions, filings or approval and related documents issued by competent industry authorities (where applicable); (iii) opinions issued by competent authorities on security assessment and review of the issuer (where applicable); (iv) legal opinions provided by a domestic law firm; and (v) a prospectus. For violations of these provisions or measures, the CSRC and other competent authorities under the State Council may impose administrative regulatory measures, such as order for correction, regulatory talks and warning letters, proportionate to the severity of the violations, and may pursue legal liability in accordance with law. As of the date of this annual report, it is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us.

4.C.	Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities.

Notes:
(1) Pursuant to the Camelot Merger Agreement, after a series of mergers involving among others, Benefit Overseas and Dreams Power, Camelot has been merged with and into Iridescence Limited, a company incorporated under the BVI laws and wholly-owned by our Company.
(2) Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”) is held as to 79.60% and 20.40% by Beijing Kingsoft Digital Entertainment Technology Co., Ltd. (北京金山數字娛樂科技有限公司) and Ms. Qiu Weiqin, who is a family member of a director of Kingsoft Group, respectively, as registered owners. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned as to 80% and 20% by Ms. Qiu Weiqin and Ms. Lei Peili who is a family member of Mr. Lei Jun, the chairman of our Board.
(3) Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”) is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Wang Yulin, our executive Director and CEO, respectively, as registered owners.
Contractual Arrangements with the VIEs and Their Respective Shareholders
Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.
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
Loan Agreements
On November 9, 2012 and June 20, 2014, Ms. Weiqin Qiu and Beijing Kingsoft Cloud entered into loan agreements, as amended and supplemented on November 29, 2019, under which Beijing Kingsoft Cloud agreed to provide Ms. Weiqin Qiu interest-free loans. Under these loan agreements, the loans shall be repaid by transferring Ms. Weiqin Qiu’s equity interest in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designee.
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
On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an equity pledge agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, and contains terms substantially similar to the equity pledge agreement described above. As of the date of this annual report, the equity pledges under the equity pledge agreement dated July 18, 2018 have been registered with the competent PRC regulatory authority.

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
On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an exclusive purchase option agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019, and contains terms substantially similar to the exclusive purchase option agreement described above.
Shareholder Voting Right Trust Agreement
Ms. Weiqin Qiu and Kingsoft Digital, the shareholders of Zhuhai Kingsoft Cloud, entered into a shareholder voting right trust agreement with Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud on June 20, 2014, which was later amended and supplemented on November 29, 2019. Under the shareholder voting right trust agreement, Ms. Weiqin Qiu and Kingsoft Digital agreed to irrevocably entrust a person designated by Beijing Kingsoft Cloud to represent them to exercise all the voting rights and other shareholders’ rights to which they are entitled as shareholders of Zhuhai Kingsoft Cloud. The shareholder voting right trust agreement shall remain effective from the date of such agreement for as long as Ms. Weiqin Qiu and Kingsoft Digital remain the shareholders of Zhuhai Kingsoft Cloud, unless Beijing Kingsoft Cloud otherwise decides to terminate or amend this agreement.
On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a shareholder voting right trust agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019, and contains terms substantially similar to the shareholder voting right trust agreement described above.
Spousal Consents
The spouses of individual shareholders of Zhuhai Kingsoft Cloud and Kingsoft Cloud Information have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information which is held by and registered under the name of his or her spouse will be disposed of pursuant to the above-mentioned loan agreements, equity pledge agreements, exclusive purchase option agreements and the shareholder voting rights trust agreements. Moreover, the spouse confirmed he or she has no rights, and will not assert in the future any right, over the equity interests in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse. In addition, in the event that the spouse obtains any equity interest in Zhuhai Kingsoft Cloud or Kingsoft Cloud Information held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.
In the opinion of Fangda Partners, our PRC legal counsel:

•
the ownership structures of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, Yunxiang Zhisheng and Kingsoft Cloud Information, did not violate any applicable PRC laws, regulations or rules currently in effect; and

•
the agreements among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its shareholders, Yunxiang Zhisheng, and Kingsoft Cloud Information and its shareholders governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and do not violate any applicable PRC laws, rules or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunications services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we are likely to be subject to penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

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
Our current principal executive offices are located at Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease properties in Beijing and certain other cities where we operate with an aggregate of approximately 48,941.94 square meters as of December 31, 2021. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities. We also have two data centers in Beijing and Tianjin, China, to support our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Key Factors Affecting Our Results of Operations
Trends in China’s economic conditions and development of China’s cloud industry
Our business and results of operations are significantly affected by China’s overall economic conditions and the development of China’s cloud industry. The development of the cloud industry in China is expected to be driven by massive, high-growth demand from internet verticals, increasing penetration in traditional enterprises and public service organizations, the large-scale launching of new technologies, requirement for dedicated industry specific cloud services, favorable government policies, higher requirement on data compliance, data loss prevention and non-conflict of interest, demand for internet infrastructure construction, deepening digitalization facilitated by
COVID-19,
overseas expansion of Chinese companies, among others. As a market leader, we have captured, and are likely to continue to capture, the various market opportunities brought by the development of China’s cloud industry.
Nevertheless, unfavorable changes in China’s overall economy and cloud industry could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging cloud industry in China is entering into a new phase of digitalization and there are considerable uncertainties about its future growth.
Our ability to retain existing customers and acquire new customers
We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers increased from 243 in 2019 to 322 in 2020, and further to 597 in 2021. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

We aim to acquire and retain new customers by, among others, further enhancing the quality and efficiency of our existing products and solutions, offering additional innovative products and solutions and implementing effective sales strategies tailored to the verticals in which we operate. In particular, the revenue growth of our enterprise cloud services has been primarily driven by the fast-growing demands of enterprise cloud services and the increase in the number of our Enterprise Cloud Service Premium Customers as more traditional enterprises adopting cloud solutions. We also aim to continue to generate additional revenues from existing customers and seek additional cross-selling opportunities. In 2019, 2020 and 2021, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
Our ability to upgrade and expand our products and solutions
We have benefited from the upgrade and expansion of our products and solutions and have achieved rapid growth. Our future success is significantly dependent on our ability to further enhance the quality and expand the scope of our products and solutions. Furthermore, we seek to improve the breadth and quality of our products and solutions, to develop products and solution that could meet the evolving demands of our customers, and to enhance our brand recognition, which thereby will allow us to capture additional market share, enjoy better economies of scale and improve our profitability.
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
Our ability to compete effectively
Our business and results of operations depend on our ability to compete effectively in the verticals in which we operate. Our competitive position may be affected by, among other things, the scope of our solution offerings, the quality of our solutions and our ability to price our solutions competitively. We believe that “To-B service DNA” inherited from Kingsoft Group, our neutrality, superior enterprise service capabilities, proprietary cutting-edge technologies and prominent research and development capabilities differentiate us from our competitors and help us establish a high entry barrier difficult for our competitors to surpass. However, we are still subject to competition from a variety of players within our industry. Increased competition could materially and adversely affect our business, financial condition and results of operations.
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

	For the Year Ended December 31,
	2019	2020	2021
Public Cloud Services
Number of Public Cloud Service Premium Customers	175	191	222
Net dollar retention rate of Public Cloud Service Premium Customers (1)	155%	146%	114%

Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	67	124	382

Total
Number of Premium Customers (2)	243	322	597
Average revenues per Premium Customer (RMB in million) (3)	15.9	20.0	14.9

Notes:

(1)
Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

(2)	The number of Premium Customers for 2021 also includes customers of Camelot and Shenzhen Yunfan with revenue of over RMB700,000 for the same year.

(3)	Average revenues per Premium Customer for 2021 is calculated by dividing (i) consolidated revenues of our Group, by (ii) the number of Premium Customers for 2021.
Impact of
Covid-19
On March 11, 2020, the World Health Organization declared the global COVID-19 outbreak a pandemic. Since then, there continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the spread and mutation of the virus, the severity of the disease, the possibility of successive waves of outbreaks, actions taken by government authorities, and the scope and length of the resulting economic disruption, among others.
These uncertainties may have impacts to our financial performance, to the extent it affects the general economic status, our customers, suppliers, other business partners, and our own operations. However, as a result of the balance of our businesses with exposure to diverse verticals and revenue models, such impacts are mixed in direction. On one hand, (i) travel restriction measures adopted by government authorities may limit our ability to provide on-site services to customers and delay project deployment completion, and (ii) businesses negatively impacted by the pandemic may cut their procurement budget, including cloud budget.
On the other hand, the pandemic accelerated cloud adoption as: (i) with restrictive measures imposed on transportation in response to the pandemic, people increasingly leverage the internet to fulfill daily activities from work, shopping, education to entertainment, which are increasingly supported by cloud infrastructure; and (ii) the healthcare industry in China increasingly tap into cloud technology to meet the challenges of public health events, and enterprises experiencing business fluctuations in the pandemic may consider cloud services to obtain better agility and cost control in the mid-to-long run.
The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, such as the resurgence of COVID-19 in China in early 2022, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. See “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.”

Key Components of Results of Operations
Revenues
We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0
Others	11,202	0.3	37,767	0.6	3,882	609	0.0

Total Revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0

Public cloud services
. We offer public cloud services to customers in various verticals, including, among others, video, gaming, intelligent mobility, e-commerce, and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.
Enterprise cloud services
. We also offer enterprise cloud services to customers engaging in the financial service, public service and healthcare businesses, among others. We generally charge our enterprise cloud service customers on a project basis. We also charge enterprise cloud service customers based on performance completed to date.
Others
. We also record insignificant revenues from other miscellaneous services that we provide on an ad hoc basis, which has not been and is not expected to be material to our business.
See “Item 4. Information on the Company—4.B. Business Overview—Our Products and Solutions” for details about how we generate our revenues.
Cost of Revenues
Our cost of revenues primarily consist of (i) IDC costs, (ii) depreciation and amortization costs, (iii) fulfilment cost, (iv) solution development and services costs, and (v) other costs.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	2,856,591	72.3	4,058,848	65.2	5,101,528	800,541	58.6
Depreciation and amortization costs	599,193	15.2	746,245	12.0	785,173	123,211	9.0
Fulfillment costs	411,438	10.4	1,206,679	19.4	1,851,342	290,516	21.3
Solution development and services costs	43,954	1.2	37,148	0.6	678,178	106,421	7.8
Other costs	37,468	0.9	171,404	2.8	293,275	46,021	3.3

Total cost of revenues	3,948,644	100.0	6,220,324	100.0	8,709,496	1,366,710	100.0

IDC costs primarily consist of (i) bandwidth costs and (ii) rack costs. Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets, such as servers, and intangible assets. Fulfillment costs mainly represent purchases of technology components from third parties to fulfill the deployment of solutions. Solution development and services costs primarily represent payments to our solution development and services personnel. Other costs consist of other miscellaneous costs associated with our solutions and services.
While we expect our cost of revenues to increase as our business expands, we also expect it to decrease as a proportion of our revenues as we achieve more economies of scale and higher operating efficiency.
Operating Expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	595,169	51.7	775,130	49.5	1,043,811	163,797	48.2
Selling and marketing expenses	317,426	27.6	409,211	26.2	518,167	81,312	23.9
General and administrative expenses	238,648	20.7	379,892	24.3	601,702	94,420	27.8

Total operating expenses	1,151,243	100.0	1,564,233	100.0	2,163,680	339,529	100.0

Research and Development Expenses
Research and development expenses consist primarily of (i) staff expenses, including salaries, bonuses and benefits paid to our research and development personnel, (ii) share-based compensation paid to our research and development personnel, and (iii) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses and information technology expenses. The following table sets forth a breakdown of our research and development expenses for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development Expenses
Staff expenses (excluding share-based compensation)	483,308	81.2	590,480	76.2	744,697	116,859	71.4
Share-based compensation	42,974	7.2	88,129	11.4	150,389	23,599	14.4
Other miscellaneous expenses	68,887	11.6	96,521	12.4	148,725	23,339	14.2

Total research and development expenses	595,169	100.0	775,130	100.0	1,043,811	163,797	100.0

We expect our research and development expenses to increase in absolute amount in the foreseeable future as we continue to introduce new products and solutions, upgrade our existing products and solutions, as well as improve our infrastructure, platforms and technology to stay abreast of technological developments and innovations.
Selling and marketing expenses
Selling and marketing expenses consist primarily of (i) staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel; (ii) share-based compensation paid to sales and marketing personnel, (iii) marketing and promotion expenses, (iv) depreciation and amortization expenses, and (v) other miscellaneous expenses, primarily including office rental expenses. The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and Marketing Expenses
Staff expenses (excluding share-based compensation)	187,908	59.2	261,068	63.8	308,077	48,344	59.5
Share-based compensation	37,808	11.9	62,270	15.2	72,594	11,392	14.0
Marketing and promotion expenses	29,271	9.2	15,348	3.8	24,039	3,772	4.6
Depreciation and amortization expenses	662	0.2	841	0.2	50,559	7,934	9.8
Other miscellaneous expenses	61,777	19.5	69,684	17.0	62,898	9,870	12.1

Total selling and marketing expenses	317,426	100.0	409,211	100.0	518,167	81,312	100.0

We expect our selling and marketing expenses to increase in the foreseeable future, as we may engage in more activities to promote our brand, retain our existing customers and attract new customers.

General and Administrative Expenses
Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses and benefits paid to general and administrative personnel; (ii) share-based compensation paid to general and administrative personnel, (iii) credit losses primarily for account receivables and contract assets, and (iv) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and Administrative Expenses
Staff expenses (excluding share-based compensation)	90,154	37.8	79,590	21.0	165,861	26,027	27.6
Share-based compensation	31,988	13.4	169,101	44.5	193,886	30,425	32.2
Credit losses	61,920	25.9	31,881	8.4	114,124	17,909	19.0
Other miscellaneous expenses	54,586	22.9	99,320	26.1	127,831	20,059	21.2

Total general and administrative expenses	238,648	100.0	379,892	100.0	601,702	94,420	100.0

We expect our general and administrative expenses to increase in the foreseeable future as we incur additional expenses as a result of our continuous efforts towards more sophisticated general administration associated with our business expansion, but to be partially offset by the improved efficiency and economies of scales.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 37.8% from RMB6,577.3 million in 2020 to RMB9,060.8 million (US$1,421.8 million) in 2021, which was attributable to an increase by 111.1% in the revenue generated by enterprise cloud services, and to a lesser extent, an increase by 19.2% in the revenue generated by public cloud services over the same periods.
Public cloud services
Our revenues generated from public cloud services increased by 19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in 2021, primarily driven by the increase in the number of our Public Cloud Service Premium Customers due to our expansion and penetration in selected vertical, and (ii) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in customer spending of our Public Cloud Service Premium Customer.
Enterprise cloud services
Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud market; (ii) strong demand for our enterprise cloud services in the verticals we focus on; (iii) an increase in the number of our Enterprise Cloud Service Premium Customers due to our marketing and customer base expansion efforts; and (iv) the acquisition of Camelot.

Cost of revenues
Our cost of revenues increased by 40.0% from RMB6,220.3 million in 2020 to RMB8,709.5 million (US$1,366.7 million) in 2021, primarily driven by (i) an increase in IDC costs by 25.7% from RMB4,058.8 million to RMB5,101.5 million to support our business expansion, (ii) an increase in fulfillment costs from RMB1,206.7 million to RMB1,851.3 million, which was in line with the increase in our revenues, and (iii) a significant increase in solution development and services cost from RMB37.1 million to RMB678.2 million due to an increase in the number of our solution development and services personnel primarily as a result of our acquisition of Camelot and as we expanded our deployment team to support our business growth.
Gross (loss)/profit
As a result of the foregoing, our gross profit slightly decreased from RMB357.0 million in 2020 to RMB351.3 million (US$55.1 million) in 2021. Our gross profit margin decreased from 5.4% in 2020 to 3.9% in 2021, primarily because we planned and committed to costs for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand over the course of 2021 turned out to be weaker, mainly resulted from a general demand slowdown in the internet sector of China.
Research and development expenses
Our research and development expenses increased by 34.7% from RMB775.1 million in 2020 to RMB1,043.8 million (US$163.8 million) in 2021, primarily driven by an increase of number of our research and development personnel, an increase in share-based compensation expenses and our acquisition of Camelot.
Selling and marketing expenses
Our selling and marketing expenses increased by 26.6% from RMB409.2 million in 2020 to RMB518.2 million (US$81.3 million) in 2021, primarily driven by (i) an increase in staff expenses by 17.8% from RMB323.3 million to RMB380.7 million (US$59.7 million), mainly driven by an increase in the number of our sales and marketing personnel primarily due to our increased sales and marketing efforts and our acquisition of Camelot; and (ii) a significant increase in depreciation and amortization expenses from RMB0.8 million to RMB50.6 million (US$7.9 million) primarily due to the amortization of intangible assets related to sales and marketing, such as customer relationship, recorded as a result of our acquisition of Camelot.
General and administrative expenses
Our general and administrative expenses increased by 58.4% from RMB379.9 million in 2020 to RMB601.7 million (US$94.4 million) in 2021, primarily attributable to (i) an increase in staff expenses by 44.6% from RMB248.7 million to RMB359.7 million (US$56.4 million), mainly driven by an increase in the number of our general and administrative personnel primarily as a result of our acquisition of Camelot; and (ii) an increase in credit losses primarily for account receivables and contract assets from RMB31.9 million to RMB114.1 million (US$17.9 million) primarily as a result of the increase of our account receivables and contract assets due to our business growth.
Operating loss
As a result of the foregoing, our operating loss increased by 50.1% from RMB1,207.3 million in 2020 to RMB1,812.4 million (US$284.4 million) in 2021. Our operating loss margin increased slightly from 18.4% in 2020 to 20.0% in 2021.
Interest income
Our interest income slightly decreased from RMB77.1 million in 2020 to RMB71.9 million (US$11.3 million) in 2021.

Interest expense
Our interest expense increased by 447.4% from RMB9.5 million in 2020 to RMB52.0 million (US$8.2 million) in 2021, primarily due to (i) the increase of our short-term bank loans from RMB278.5 million to RMB1,348.2 million, and (ii) loans we obtained from Kingsoft Group and Xiaomi Group in 2021.
Foreign exchange gain/(loss)
Our foreign exchange gain decreased from of RMB188.8 million in 2020 to RMB37.8 million (US$5.9 million) in 2021, primarily because of fluctuations of the exchange rates.
Other gain, net
Our other gain, net increased from RMB14.3 million in 2020 to RMB83.6 million (US$13.1 million) in 2021, primarily due to increases in fair value of our equity investments.
Other income/(expense), net
We recorded other income, net, of RMB95.0 million (US$14.9 million) in 2021 as compared to other expense, net, of RMB10.8 million in 2020, primarily due to government allowances from certain preferential tax treatment in 2021.
Income tax expense
Our income tax expense increased slightly from RMB14.9 million in 2020 to RMB15.7 million (US$2.5 million) in 2021.
Net loss
As a result of the foregoing, our net loss increased by 65.4% from RMB962.2 million in 2020 to RMB1,591.8 million (US$249.8 million) in 2021. Our net loss margin increased slightly from 14.6% in 2020 to 17.6% in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
See “Item 5.—Operating And Financial Review And Prospects—5.A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” beginning on page 90 of the Company’s annual report filed with the Securities and Exchange Commission on April 22, 2021 (Commission file number:
001-39278) incorporated
by reference into this annual report.
TAXATION
Cayman Islands
Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains in the Cayman Islands. In addition, dividend payments are not subject to withholding tax.
Hong Kong
The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2019, 2020 and 2021, we did not make any provisions for Hong Kong profit tax as there were accumulated losses derived from or incurred in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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
Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.
Non-GAAP Financial Measure
In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross (loss)/profit, adjusted gross margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net loss and adjusted net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.
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

Adjusted Gross (Loss)/Profit and Adjusted Gross Margin (Non-GAAP Measures)
We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2019, 2020 and 2021 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	7,709	356,983	351,288	55,125

Adjustments:
Share-based compensation (allocated in cost of revenues)	8,509	10,614	17,481	2,743

Adjusted gross profit	16,218	367,597	368,769	57,868

	For the Year Ended December 31,
	2019	2020	2021
	(%)
Gross margin	0.2	5.4	3.9
Adjusted gross margin	0.4	5.6	4.1
Adjusted Net Loss and Adjusted EBITDA
(Non-GAAP
Measures)
We define
non-GAAP
adjusted net loss as net loss excluding share-based compensation, foreign exchange (gain)/loss, other gain, net and other (income)/expense, net, and we define non-GAAP
adjusted net loss margin as adjusted net loss as a percentage of revenues. We define non-GAAP
adjusted EBITDA as
non-GAAP
adjusted net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define non-GAAP
adjusted EBITDA margin as
non-GAAP
adjusted EBITDA as a percentage of revenues. The following tables reconcile our non-GAAP
adjusted net loss and
non-GAAP
adjusted EBITDA in 2019, 2020 and 2021 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,111,199)	(962,198)	(1,591,756)	(249,781)

Adjustment:
Share-based compensation	121,279	330,114	434,350	68,159
Foreign exchange loss/(gain)	38,961	(188,800)	(37,822)	(5,935)
other gain, net	—	(14,301)	(83,606)	(13,120)
Other (income)/expense, net	(6,612)	10,810	(95,047)	(14,915)

Adjusted net loss	(957,571)	(824,375)	(1,373,881)	(215,592)

Adjusted net loss	(957,571)	(824,375)	(1,373,881)	(215,592)
Adjustments:
Interest income	(78,612)	(77,118)	(71,942)	(11,289)
Interest expense	4,925	9,453	52,040	8,166
Income tax expense	9,003	14,904	15,741	2,470
Depreciation and amortization	604,581	758,038	855,604	134,263

Adjusted EBITDA	(417,674)	(119,098)	(522,438)	(81,982)

	For the Year Ended December 31,
	2019	2020	2021
	(%)
Net loss margin	(28.1)	(14.6)	(17.6)
Adjusted net loss margin	(24.2)	(12.5)	(15.2)
Adjusted EBITDA margin	(10.6)	(1.8)	(5.8)

5.B.	Liquidity and Capital Resources
Liquidity and Capital Resources
Cash flows and working capital
Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on
offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of December 31, 2021, we had RMB6,708.6 million (US$1,052.7 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates. As of December 31, 2021, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”
Additionally, we have historically been loss-marking, and we have been generating net operating cash outflows. We generated net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively. As of December 31, 2021, we had an accumulated deficit of RMB7,458.8 million (US$1,170.4 million). We recorded net operating cash outflows of RMB439.1 million, RMB290.4 million and RMB708.9 million (US$111.2 million) in 2019, 2020 and 2021, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”
The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(439,132)	(290,433)	(708,869)	(111,236)
Net cash generated from (used in) investing activities	883,247	(4,314,003)	(421,623)	(66,162)
Net cash generated from financing activities	64,507	6,124,153	2,212,487	347,187

Net increase in cash, cash equivalents and restricted cash	508,622	1,519,717	1,081,995	169,789

Cash, cash equivalents and restricted cash at beginning of the year	1,507,071	2,023,263	3,424,674	537,406
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,570	(118,306)	(50,048)	(7,854)

Cash, cash equivalents and restricted cash at end of the year	2,023,263	3,424,674	4,456,621	699,341

As of the date of this annual report, our principal sources of liquidity have been cash generated from financing activities.
Operating Activities
Net cash used in operating activities was RMB708.9 million (US$111.2 million) in 2021. The difference between our net loss of RMB1,591.8 million (US$249.8 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB855.6 million (US$134.3 million) primarily attributable to our increased property and equipment, (ii) an increase in accounts payable of RMB593.4 million (US$93.1 million), which was in line with our increased cost of revenues, and (iii) share-based compensation of RMB434.4 million (US$68.2 million) to our employees, partially offset by an increase in accounts receivable of RMB947.8 million (US$148.7 million) primarily due to our overall business growth.
Net cash used in operating activities was RMB290.4 million in 2020. The difference between our net loss of RMB962.2 million and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB804.2 million, which was in line with our increased IDC costs, (ii) depreciation and amortization of RMB758.0 million primarily attributable to our increased investment in property and equipment and (iii) share-based compensation of RMB330.1 million to our employees, partially offset by an increase in accounts receivable of RMB1,024.1 million primarily due to our overall business growth.
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
Investing Activities
Net cash used in investing activities was RMB421.6 million (US$66.2 million) in 2021, which was mainly attributable to (i) purchase of short-term investments of RMB2,568.3 million (US$403.0 million) and (ii) purchase of property and equipment of RMB723.3 million (US$113.5 million), partially offset by proceeds from maturities of short-term investments of RMB2,720.2 million (US$426.9 million).
Net cash used in investing activities in 2020 was RMB4,314.0 million, which was mainly attributable to (i) purchase of short-term investments of RMB5,607.7 million and (ii) purchase of property and equipment of RMB1,559.9 million, partially offset by proceeds from maturities of short-term investments of RMB2,891.6 million.
Net cash generated from investing activities in 2019 was RMB883.2 million, which was mainly attributable to the proceeds from maturities of short-term investments of RMB3,107.6 million, partially offset by (i) purchases of short-term investments of RMB1,112.0 million and (ii) the purchase of property and equipment of RMB999.5 million.
Financing Activities
Net cash generated from financing activities was RMB2,212.5 million (US$347.2 million) in 2021, which was mainly attributable to (i) proceeds from short-term bank loans of RMB1,540.2 million (US$241.7 million), (ii) proceeds from loans due to related parties of RMB1,192.5 million (US$187.1 million), partially offset by repayment of short-term bank loans of RMB496.7 million (US$77.9 million).
Net cash generated from financing activities in 2020 was RMB6,124.2 million, which was mainly attributable to (i) proceeds from our IPO, net of offering costs of RMB3,933.4 million, (ii) proceeds from follow-on
offering, net of offering costs of RMB1,876.3 million, partially offset by repayment of long-term bank loans of RMB100.0 million; (iii) proceeds from short-term bank loans of RMB278.5 million; and (iv) proceeds from redeemable convertible preferred shares, net of issuance costs of RMB124.7 million.
Net cash generated from financing activities in 2019 was RMB64.5 million, which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs, of RMB349.4 million, partially offset by (i) the repayment of a loan due to Kingsoft Group of RMB225.0 million and (ii) the repayment of a long-term bank loan of RMB80.8 million.

Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, commitments for the construction of a data center, repayments of bank loans and loans from related parties, lease obligations, and IDC costs. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.
Capital Expenditures
Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB999.7 million, RMB1,591.6 million and RMB735.4 million (US$115.4 million), in 2019, 2020 and 2021, respectively. Our purchases of property and equipment were RMB999.5 million, RMB1,559.9 million and RMB723.3 million (US$113.5 million), accounting for 100.0%, 98.0% and 98.4% of our capital expenditures in 2019, 2020 and 2021, respectively. Our capital expenditure commitments as of December 31, 2021 were RMB46.4 million (US$7.3 million), which were primarily related to our commitments for the construction of a data center, which are scheduled to be paid within one year. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, and financing activities. We will continue to make capital expenditures to meet the expected growth of our business.
Contractual Obligations
As of December 31, 2021, we had commitments for the construction of a data center of RMB46.4 million (US$7.3 million), which were scheduled to be paid within one year. As of December 31, 2021, we had bank loans of RMB1,348.2 million (US$211.6 million) which were scheduled to be paid within one year. We had operating lease commitment, which represents future minimum payments under non-cancelable operating leases, of RMB110.5 million (US$17.3 million) for the payments scheduled to be paid within one year and RMB211.2 million (US$33.1 million) for the payments scheduled to be paid after one year as of December 31, 2021. We also had loans from Kingsoft Group and Xiaomi Group, of which RMB736.2 million (US$115.5 million) to be repaid within one year and RMB472.9 million (US$74.2 million) to be repaid after one year as of December 31, 2021.
Holding Company Structure
Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings. In accordance with PRC company laws, the consolidated VIEs and PRC subsidiaries in China must make appropriations from their after-tax profit to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our PRC subsidiaries and the consolidated VIEs may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. Remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore securities offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business”. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to the consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.	Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for more information on our critical accounting policies.
Goodwill
We acquire businesses in purchase transactions that result in the recognition of goodwill. Goodwill is allocated to the reporting units that are expected to benefit from the synergies of the business combination based on the estimated fair value of these reporting units at the date of acquisition. The determination of the fair value of reporting units requires us to make estimates and assumptions.
We test goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its estimated fair value, an impairment charge would be recorded for the amount that the carrying amount of the reporting unit exceeded its fair value.
We are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. For our annual impairment testing performed, we applied the qualitative assessments for our reporting units. In performing the qualitative assessments, we identified and considered the significance of relevant key factors, events, and circumstances that could affect the fair value of each reporting unit. These factors include such as industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations. We also assessed changes in each reporting unit’s fair value and carrying value since the most recent date a fair value measurement was performed. As a result of the qualitative assessments performed, we concluded that it is more likely than not that the fair value of each of these reporting units exceeded its respective carrying value and therefore, no additional quantitative impairment testing was performed.

Impairment of long-lived assets
We evaluate our long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of our assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of our long-lived assets by comparing the carrying amount of our assets to the future undiscounted cash flows expected to result from the use of our assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of our assets, we recognize an impairment loss based on the excess of the carrying amount of our assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Significant assumptions used in the future undiscounted cash flows of the asset group included revenue growth rates and gross margin. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets. For all periods presented, there was no impairment of any of our long-lived assets.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management
The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	52	Chairman of the Board of Directors
Tao Zou	47	Vice Chairman of the Board of Directors
Yulin Wang	46	Director, Chief Executive Officer
Haijian He	40	Chief Financial Officer
Hangjun Ye	45	Director
Shouxing Liang	42	Chief Operating Officer
Shouhu Wang	52	President
Tao Liu	40	Senior Vice President
Kaiyan Tian	44	Vice President
Yifeng Qian	36	Vice President
Mingto Yu	59	Independent Director
Hang Wang	50	Independent Director
Jingyuan Qu	49	Independent Director
Jun Lei
is a Director and the chairman of the Board. Mr. Lei co-founded of Xiaomi Corporation (HKEx: 1810) with other partners, and currently serves as the chairman, the chief executive officer, the executive director and a member of the remuneration committee of Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the Board since July 2011, a non-executive director since August 2008, an executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. Since December 2011, Mr. Lei has served as a director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange. Mr. Lei received his bachelor’s degree in computer science from Wuhan University in July 1991. He has been a member of the board of Wuhan University since November 2003. Mr. Lei was elected as one of the “Top 10 Economic Personages of China in 2017 and one of “100 Outstanding Private Entrepreneurs on the 40th Anniversary of the China’s Reform and Opening-up”. In 2020, Mr. Lei was honored with the title of “National Advanced Individual of Private Economy Fighting against COVID-19”, title of “Beijing Model Worker” and title of “Outstanding Entrepreneur in the 30th Anniversary of Capital Market”. In 2021, Mr. Lei was awarded the 11th “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China, ranked first in Forbes “2021 China’s Best CEO List” and was selected as one of the “Top 10 News Figures of China’s Private Economy in 2021”. Mr. Lei is also a famous angel investor in China.

Tao Zou
is a Director and the vice chairman of the Board. Mr. Zou joined Kingsoft Group in 1998 and has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM), a public company listed on the New York Stock Exchange and chairman of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange. Mr. Zou also serves as a director of Xunlei Limited (Nasdaq: XNET), a public company listed on the Nasdaq, from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET), which is also a public company listed on the Nasdaq, from December 2016 to December 2020. Mr. Zou served as the CEO of Seasun Holdings until January 2018. Mr. Zou received his bachelor’s degree in chemistry from Nankai University in June 1997.
Yulin Wang
is our Director and our chief executive officer. Mr. Wang is also a director and the general manager of certain subsidiaries of the Company. Mr. Wang served as our president from December 2012 to December 2016. Mr. Wang joined Kingsoft Group in December 2012 and served as a senior vice president at Kingsoft Group until 2020. Prior to joining Kingsoft Group, Mr. Wang served as the executive vice president at Phoenix New Media Limited (NYSE: FENG), a public company listed on the New York Stock Exchange, from March 2009 to December 2012. Mr. Wang received his bachelor’s degree of science in chemistry from Nankai University in June 1998 and an MBA degree from Tsinghua University in January 2008.
Haijian He
is our chief financial officer, and is responsible for financial planning, treasury, legal affairs, strategic investments, and investor relations affairs. Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was an associate of the TMT investment banking division at Bank of America Merrill Lynch from May 2014 to August 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.
Hangjun Ye
is our Director since April 2021. Dr. Ye has served as a general manager of business segment of Xiaomi Corporation (HKEx: 1810) since December 2021. He joined Xiaomi Corporation in 2012 and served as an engineering director from September 2012 to February 2019, a general manager from February 2019 to February 2021, and the chairman of the technical committee of Xiaomi Corporation from February 2021 to December 2021. Before joining Xiaomi Corporation, he was a director of index download group, search platform department at Tencent Holdings Limited (HKEx: 0700), a public company listed on the Stock Exchange, from October 2010 to September 2012. Prior to that, he was a software engineer at Google Inc. (Nasdaq: GOOG), a public company listed on the Nasdaq, from February 2006 to October 2010. From July 2003 to February 2006, he served as a staff research member at IBM (NYSE: IBM), a public company listed on the New York Stock Exchange. Dr. Ye received his PhD and bachelor’s degrees in computer science from Tsinghua University in July 2003 and June 1998, respectively.
Shouxing Liang
is currently our chief operating officer, and is responsible for the management of overall operation system and edge cloud business of the Group. Mr. Liang joined the Group in February 2015 and served as our senior vice president in charge of management of our public cloud and overseas strategies. Prior to joining the Group, Mr. Liang served as manager of northern China at Shanghai Seven Cattle Information Technology Co. Ltd. from 2014 to 2015. Mr. Liang was a senior director of Chuang Sheng Shi Lian Digital Technology (Beijing) Co., Ltd., from 2011 to 2014. Mr. Liang received his bachelor’s degree in computer science from Fuzhou University in 2000.
Shouhu Wang
was appointed as our president in December 2021, and is responsible for overall operation and management of the public service clients of the Group and Camelot. Mr. Wang joined Camelot in 2016 and has over 27 years of experience and expertise in enterprise service management and corporate consulting. Prior to joining Camelot, he worked at International Business Machines Corporation (“IBM”) (NYSE: IBM) for more than 19 years. He joined IBM as an associate partner in 2002, and was promoted as a Vice President of IBM in 2011. During his employment at IBM, he successively served as an associate partner from 2002 to 2005, a partner from 2005 to 2011, a vice president based in Beijing from 2011 to 2014 and a vice president based in New York, the United States from 2014 to 2016. From 1997 to 2002, he successively served as a consultant, a senior consultant, a principal consultant, and a director at PricewaterhouseCoopers before PwC Consulting merged with IBM in 2002. Mr. Wang received his bachelor’s degree in photoelectronic technology from Huazhong University of Science and Technology in July 1991 and master’s degree in optical and quantum electronics from Beijing Institute of Technology in February 1994.
Tao Liu
is our senior vice president and is responsible for operation and management of general internet business system and financial business clients of the Group. Prior to joining us in July 2015, Mr. Liu served as a data center architect at Baidu, Inc. (Nasdaq: BIDU), a public company listed on the Nasdaq, from July 2009 to December 2015. Mr. Liu received his bachelor’s degree in communication and information system in September 2004 and PhD degree in June 2009, respectively, from the University of Science and Technology of China.
Kaiyan Tian
is currently our vice president and is responsible for the overall operation and management of technology research and development system of the Group. Mr. Tian is also a director and the general manager of certain subsidiaries of the Company. Prior to joining us in September 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to joining Kingsoft Group, he worked as a senior game producer at Zynga from January 2012 to August 2012. He was a program manager at Microsoft Corporation (Nasdaq: MSFT), a public company listed on the Nasdaq, from January 2008 to April 2011. Mr. Tian received his bachelor’s degree in communication engineering in July 2001 and master’s degree in computer science and technology in April 2004, respectively, from Beijing University of Posts and Telecommunications.

Yifeng Qian
is our vice president and is responsible for overall operation and management of certain Internet business segments. Prior to joining us in November 2014, Mr. Qian served as an architect at Baidu, Inc. (Nasdaq: BIDU) from July 2010 to November 2014. Mr. Qian received his bachelor’s degree in computer science from Nanjing University in June 2007 and his master’s degree in computer software and theory from the Institute of Software, Chinese Academy of Sciences in July 2010.
Mingto Yu
has been an independent Director since May 2020. Mr. Yu has served as the vice chairman of Egis Technology Inc. since August 2019. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEx: 1810) from October 2011 to November 2012 and at Mediatek Inc. (2454. TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.
Hang Wang
has been an independent Director since May 2020. Mr. Wang is the founding partner of Hosen Capital, a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group, a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also serves as a director of New Hope Liuhe Co., Ltd. (SZSE: 000876), a company listed on the Shenzhen Stock Exchange since 2011. Additionally, from July 2017 to April 2020. Mr. Wang first served as the chairman and then the vice chairman of the board of Sichuan XW Bank Corp., Ltd. (“XW Bank”), the third digital bank in China and co-founded by New Hope Group, Xiaomi, Hongqi Chain (SZSE: 002697) and other shareholders in December 2016. Mr. Wang was re-elected and serves as the chairman of the board of XW Bank since April 2020. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. (the “Minsheng Bank”) (HKEx: 1988; SSE: 600016), a company listed on both the Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited (the “CMBCI”), a wholly-owned subsidiary of Minsheng Bank since March 2015. Mr. Wang obtained his bachelor’s degree and master’s degree in economics from Peking University in July 1992 and July 1996, respectively. He passed the PRC bar examination in September 1995, and obtained the Certificate of Securities (Asset Management) from the Asset Management Association of China in July 2017.
Jingyuan Qu
, has been an independent Director since April 2022. Ms. Qu is the founding partner of Dajishi (Beijing) Technology Co., Ltd. from September 2019. Prior to that, Ms. Qu worked at Matrix Partners China as a director from 2015 to 2017 and a capital market consultant from 2017 to 2021. Between March 2007 and May 2015, Ms. Qu was the chief financial officer and a director at Baofeng Group Co., Ltd. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. From February 2017 to April 2022, Ms. Qu has served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and has served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (SSE: 688696), a public company listed on Shanghai Stock Exchange since June 2019. Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University in July 1993 and the degree of EMBA from China Europe International Business School in October 2013.

6.B.	Compensation
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of US$1.5 million in cash to our executive officers, and we paid an aggregate of US$100 thousand to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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
Share Incentive Plan
2021 Share Incentive Plan
We adopted a share incentive plan, or the 2021 Share Incentive Plan, on November 15, 2021. The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value our company, by linking the personal interests of the members of the Board, employees, and consultants to those of our company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. Under the 2021 Share Incentive Plan, the maximum aggregate number of ordinary shares available for exercise is 209,216,310. As of March 31, 2022, the number of underlying shares pursuant to the outstanding RSUs granted under the 2021 Share Incentive Plan amounted to 65,474,454 shares.
The following paragraphs summarize the terms of the 2021 Share Incentive Plan.
Types of Awards
.
The 2021 Share Incentive Plan permits the awards of restricted shares, restricted share units and share options and other type of shares or other types of awards or benefit authorized to be granted under the 2021 Share Incentive Plan.
Eligibility
. Persons eligible to participate in the 2021 Share Incentive Plan include employees, consultants, and all members of the Board.
Administration
. The 2021 Share Incentive Plan shall be administrated by the administrator, which is the compensation committee or one or more executive officers of our company to whom the Board or the compensation committee delegates the authority to grant awards to participants.
Award Agreement
. Subject to any specific designation in the 2021 Share Incentive Plan, the compensation committee has the exclusive power, authority and discretion to prescribe the form of each award agreement, which need not be identical for each participant.
Non-transferability
of Awards
.
Unless otherwise determined by the administrator and provided in the applicable award agreement, as the same may be amended, no award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) other than by will or applicable laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process. Upon any attempt to pledge, assign, hypothecate, transfer, or otherwise dispose of any award or of any right or privilege conferred by the 2021 Share Incentive Plan contrary to the provisions hereof, or upon the sale, levy or attachment or similar process upon the rights and privileges conferred by the 2021 Share Incentive Plan, such award shall thereupon terminate and become null and void. Awards may be exercised during the lifetime of the participant only by the participant.
Termination
. The administrator may at any time terminate the 2021 Share Incentive Plan, subject to any requirement of the applicable laws. No award may be granted after termination of the 2021 Share Incentive Plan.

2013 Share Option Scheme
We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2022, the number of underlying shares pursuant to the outstanding share options granted under the 2013 Share Option Scheme amounted to 60,767,273 shares.
The following paragraphs summarize the terms of the 2013 Share Option Scheme.
Eligible participants
. Employees, whether full time or part time, of our company, its subsidiaries or any invested entities are eligible to participate in the 2013 Share Option Scheme.
Subscription price
. The subscription price in respect of any particular option shall be such price as determined by the board in its absolute discretion at the time of the making of the offer (which shall be stated in the offer letter) but in any case the subscription price of options granted after our company or Kingsoft Group has resolved to seek a separate initial public offering and up to the date of our company’s initial public offering must not be lower than the new issue price in its initial public offering. In particular, any options granted during the period commencing six months before the lodgment of Form A1 (or its equivalent) up to the date of our company’s initial public offering are subject to this requirement. The subscription price of options granted during such period shall be subject to adjustment to a price not lower than the new issue price in our initial public offering.
Administration
. The 2013 Share Option Scheme shall be administrated by the board of our company and Kingsoft Group.
Vesting schedule
. The board shall determine the schedule for the vesting of shares comprised in the option on the offer date.
Lapse of options
. An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiry of the option period, ceasing to be a participant and commencement of the winding-up
of our company.
Transfer restrictions
. An option shall be personal to the grantee and not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option.
Termination
. We may by resolution in a general meeting at any time terminate the operation of the 2013 Share Option Scheme. Options (to the extent not already exercised) granted prior to such termination shall continue to be valid and exercisable in accordance with the 2013 Option Scheme.

2013 Share Award Scheme
We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2022, the number of underlying shares pursuant to the outstanding share awards granted under the 2013 Share Award Scheme amounted to 84,827,156 shares.
The following paragraphs summarize the terms of the 2013 Share Award Scheme.
Types of awards
. The 2013 Share Award Scheme provides for the award of our ordinary shares by the board subject to certain terms and conditions as it may think fit to selected employees.
Award notice
. Our company shall inform the selected employees by written notice in such form as our company may from time to time determine requiring the selected employees to undertake to hold the award on the terms on which it is to be granted and to be bound by the rules of the 2013 Share Award Scheme.
Eligibility
. Employees, whether full time or part time, of our company, its subsidiaries or any entity in which the company and its owned subsidiaries holds any equity interest are eligible to participate in the 2013 Share Award Scheme.
Plan administration
. The 2013 Share Award Scheme shall be administrated by the board of our Company.
Lapse of the awards
. An award will automatically lapse if (i) a selected employee ceases to be an eligible employee, (ii) a selected employee is found to be an excluded employee, (iii) a selected employee has breached the 2013 Share Award Scheme or any exhibit hereof in any material respect, (iv) the company by which a selected employee is employed ceases to be a member of the group or any entity in which the group holds any equity interest or (v) an order for the winding-up
of our company is made or a resolution is passed for the voluntary winding-up
of our company.
Transfer restrictions
. Any award made under the 2013 Share Award Scheme shall be personal to the selected employee to whom it is made and shall not be assignable and no selected employee shall in any way sell, transfer, assign, charge, mortgage, encumber or create any interests in favor of any other third party over or in relation to either the award referable to him pursuant to such award (regardless of whether it has been vested) or any beneficial interest therein.
Termination
. The 2013 Share Award Scheme will terminate on the earliest of (i) the end of February 21, 2023, being the day before the 10th anniversary of the adoption date, (ii) the date when an order for the winding-up
of our company is made or a resolution is passed for the voluntary winding-up
of our company (otherwise than for the purposes of an amalgamation, reconstruction or scheme of arrangement) and (iii) such date of early termination as determined by the Board, unless terminated at an earlier date by our board of directors.

The following table summarizes, as of March 31, 2022, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

	Ordinary Shares Underlying Share-Based Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Tao Zou	—	—	—	—
Yulin Wang	35,200,000	nil to 0.86978	January 20, 2020	January 20, 2030
Haijian He	*	nil to 0.86978	various dates from February 8, 2020 to June 15, 2020	various dates from February 8, 2030 to June 15, 2030
Hangjun Ye	—	—	—	—
Shouxing Liang	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Shouhu Wang	—	—	—	—
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Kaiyan Tian	*	nil to 0.86978	various dates from April 15, 2018 to December 5, 2019	various dates from January 1, 2023 to November 26, 2024
Yifeng Qian	*	nil to 0.86978	various dates from April 16, 2015 to December 5, 2019	various dates from April 16, 2025 to December 5, 2029
Mingto Yu	—	—	—	—
Hang Wang	—	—	—	—
Jingyuan Qu	—	—	—	—

Note:

*	Less than 1% of our total outstanding shares.
As of March 31, 2022, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 54,431,791 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 103,554,454 outstanding awards.
For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2021 Share Incentive Plan, 2013 Share Option Scheme and the 2013 Share Award Scheme, respectively, see “our consolidated financial statements for more information on our critical accounting policies.

6.C.	Board Practices
Board of directors
Our board of directors consists of seven directors, including three independent directors, namely Mr. Mingto Yu, Mr. Hang Wang and Ms. Jingyuan Qu. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.
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
Audit Committee
. Our audit committee consists of Mr. Mingto Yu, Ms. Jingyuan Qu and Mr. Hang Wang, and is chaired by Mr. Mingto Yu. We have determined that Mr. Mingto Yu, Ms. Jingyuan Qu and Mr. Hang Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Mr. Tao Zou, Mr. Hangjun Ye and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. We have determined that Ms. Jingyuan Qu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Tao Zou, Mr. Yulin Wang and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. We have determined that Ms. Jingyuan Qu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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
Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.
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
A director will be removed from office automatically if, among other things, the director (1) becomes of unsound mind or dies; (2) without special leave of absence from the board of directors of the Company, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (3) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (4) is prohibited by law from being a director; or (5) ceases to be a director by virtue of any provision of the Companies Act or is removed from office pursuant to the memorandum and articles of association .
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
Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

6.D.	Employees
We had 10,209 employees as of December 31, 2021, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2021.

Function	Number of Employees	Percentage (%)
Research and development	1,358	13.3
Sales and marketing	575	5.6
General and administrative	805	7.9
Solution development and services	7,471	73.2

Total	10,209	100.0

Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.
We provide regular and specialized training tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.
We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.
As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with all of our executive officers and the vast majority of our employees. These contracts typically include a non-competition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.
None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees.

6.E.	Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.
The calculations in the table below are based on 3,653,179,567 ordinary shares outstanding as of March 31, 2022 and exclude a total of 152,105,234 ordinary shares issued but deemed to be not outstanding as of the date of this annual report, representing the 152,105,234 ordinary shares underlying share awards under our share incentive plans that are issued but deemed to be not outstanding.

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

	Ordinary Shares Beneficially Owned
	Number	%**
Directors and Executive Officers:†
Jun Lei (1) *	449,701,000	12.3
Tao Zou	—	—
Yulin Wang (2) *	54,329,425	1.5
Haijian He	*	*
Hangjun Ye	—	—
Shouxing Liang	*	*
Shouhu Wang	—	—
Tao Liu	*	*
Kaiyan Tian	*	*
Yifeng Qian	*	*
Mingto Yu	—	—
Hang Wang	—	—
Jingyuan Qu	—	—
All directors and executive officers as a group (3) *	519,961,332	14.2
Principal Shareholders:
Kingsoft Corporation Limited (4) *	1,423,246,584	39.0
Xiaomi Corporation (5) *	449,701,000	12.3
First Trust Portfolios L.P. (6)	206,010,930	5.6

Notes:

*	Less than 1% of our total outstanding shares.
**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,653,179,567, being the number of ordinary shares outstanding as of March 31, 2022, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2022.

†	The address of our directors and executive officers is Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.
(1)	Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.
(2)
Represent (i) 38,729,425 Shares held by Autogold Limited, a BVI company wholly-owned by Prosper River Group Limited and ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Wang Yulin is the settlor of The YTCM Trust, and Mr. Wang Yulin and his family members are the beneficiaries of The YTCM Trust; and (ii) 9,600,000 Shares held by River Jade Holdings Limited, a BVI company ultimately controlled by Mr. Wang Yulin; and (iii) Mr. Wang Yulin’s entitlement to receive up to 6,000,000 Shares underlying the restricted share units granted to him under the 2013 Share Award Scheme.

(3)	Including an aggregate of 5,735,482 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2021.
(4)
Represent 1,423,246,584 ordinary shares, directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands.

(5)
Represent 449,701,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company. The registered office of Xiaomi Corporation is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)
Represent 13,734,062 ADSs, each representing 15 ordinary shares, of the Company, as reported in a Schedule 13G jointly filed by First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation with the SEC on January 31, 2022. The principal business office of First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187, the United States. For more information, please see the Schedule 13G jointly filed by First Trust Portfolios L.P., First Trust Advisors L.P. and The Charger Corporation with the SEC on January 31, 2022.

To our knowledge, as of March 31, 2022, a total of 1,500,368,025 ordinary shares are held by one record holder in the United States. The holder is The Bank of New York Mellon, the depositary of our ADS program.
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
Strategic Cooperation and Anti-Dilution Framework Agreement
In January 2022, we entered into a strategic cooperation and anti-dilution framework agreement with Kingsoft Corporation Limited, pursuant to which the parties agree, among other things, to form a strategic cooperation with each other in respect of products, services and solutions under various potential business fields, and subject to compliance with applicable rules and regulations, we shall grant an anti-dilution option to Kingsoft Corporation Limited to the effect that during the period commencing from the date of the agreement to December 31, 2024, Kingsoft Corporation Limited is entitled to subscribe such number of shares of the Company to maintain its existing shareholding in our Company upon completion of such placing and issuance of new shares by us.
Other Transactions with Kingsoft Group
In 2019, 2020 and 2021, we generated public cloud service revenues of RMB109.2 million, RMB119.0 million and RMB156.2 million (US$24.5 million), respectively, from Kingsoft Group, representing 2.8%, 1.8% and 1.7% of our total revenues, respectively.
In 2019 and 2021, we incurred interest expenses for loans provided by Kingsoft Group of RMB4.9 million and RMB4.1 million. In 2019, 2020 and 2021, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB24.5 million, RMB13.8 million and RMB13.3 million (US$2.1 million), respectively.
In 2021, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of RMB500.0 million (US$78.5 million) to us to facilitate our daily operational cash flow needs bearing a fixed annual interest rate of 4.65%. The maturity date of the facility is in November 2022.
As of December 31, 2020 and 2021, we had amounts due from Kingsoft Group of RMB45.3 million and RMB37.7 million (US$5.9 million), respectively.
As of December 31, 2020, we had amounts due to Kingsoft Group of RMB80.3 million which mainly represent rental of office space and administrative services from Kingsoft Group. As of December 31, 2021, we had amounts due to Kingsoft Group of RMB544.4 million (US$85.4 million) which mainly represent a loan due to Kingsoft Group of RMB500.0 million (US$78.5 million) and rental of office space and administrative services from Kingsoft Group.
Transactions with Xiaomi
In 2019, 2020 and 2021, we generated public cloud service revenues of RMB570.4 million, RMB655.2 million and RMB749.6 million (US$117.6 million), respectively, from Xiaomi, representing 14.4%, 10.0% and 8.3% of our total revenues, respectively.
In 2019, 2020 and 2021, we purchased devices from Xiaomi of RMB2.7 million, RMB2.2 million and RMB1.3 million (US$0.2 million), respectively. In 2019, 2020 and 2021, we incurred expenses for rental of a building from Xiaomi of RMB9.6 million, RMB47.9 million and RMB56.5 million (US$8.9 million), respectively.

In 2021, we entered into loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with a weighted average interest rate of 4.36%. As of December 31, 2021, the current portion and non-current portion of the loans was RMB236.2 million (US$37.1 million) and RMB472.9 million (US$74.2 million), respectively. Under the terms of the agreements, we will repay in fixed quarterly installments over three years.
As of December 31, 2019, 2020 and 2021, we had amounts due from Xiaomi of RMB63.9 million, RMB165.6 million and RMB175.2 million(US$27.5 million), respectively. As of December 31, 2020, we had amounts due to Xiaomi of RMB32.7 million for services provided by Xiaomi. As of December 31, 2021, we had amounts due to Xiaomi of RMB764.9 million (US$120.0 million), which mainly represent RMB709.1 million (US$111.3 million) of loans due to Xiaomi Group.
Strategic Cooperation and Anti-Dilution Framework Agreement
In January 2022, we entered into a strategic cooperation and anti-dilution framework agreement with Xiaomi Corporation, pursuant to which the parties agree, among other things, to form a strategic cooperation with each other in respect of products, services and solutions under various potential business fields, and subject to compliance with applicable rules and regulations, we shall grant an anti-dilution option to Xiaomi Corporation to the effect that during the period commencing from the date of the agreement to December 31, 2024, Xiaomi Corporation is entitled to subscribe such number of shares of the Company to maintain its existing shareholding in our Company upon completion of such placing and issuance of new shares by us.
Contractual Arrangements with the VIEs and Their Respective Shareholders
See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”
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
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution—Regulation on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Our shareholders may also by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.”

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
We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form
F-1
(File Number
333-237726)
filed with the Securities and Exchange Commission on April 17, 2020, as amended. Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution in April 7, 2020, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares.
The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
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
Board of Directors
See “Item 6. Directors, Senior Management and Employees.”
Ordinary Shares
General
Our authorized share capital is US$40,000,000 divided into 40,000,000,000 ordinary shares with a par value of US$0.001 each. Holders of our ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable.
Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents
of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends
. Subject to the Companies Act, our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.
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
A poll may be demanded: (1) by the chairman of such meeting; (2) by at least three shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (3) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (4) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right; or (5) if required by the rules of Nasdaq, by any director or directors of the Company who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.
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
Transfer of Ordinary Shares
. Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq or in another form that our directors may approve.
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
Liquidation
. Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up
capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.
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
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
. Subject to our amended and restated memorandum and articles of association and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.
The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We are empowered by the Companies Act and our amended and restated articles of association to purchase our own shares, subject to certain restrictions.
Our directors may only exercise this power on our behalf, subject to the Companies Act, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq or the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.
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
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds
of the vote of all of the shares in that class.
The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records
. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares
. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to the Companies Act and the Nasdaq rules, our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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
Anti-Takeover Provisions
. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

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
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
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

In addition, the Circular 82 issued by the State Taxation Administration in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to Circular 82, the State Taxation Administration issued the Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, our Cayman Islands holding company would be subject to 25% enterprise income tax on its worldwide income. Further, a 10% withholding tax would be imposed on dividends we pay to our non-PRC
enterprise shareholders (including the ADS holders). In addition, non-resident
enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC
individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC
shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders and ADS holders.”
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
As used herein, a “U.S. Holder” is a person eligible for Treaty benefits that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. The discussions below regarding the creditability or deductibility of PRC taxes, if any, do not apply to investors in this special situation.
In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.
This discussion does not address the effects of any state, local or
non-U.S.
tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and
non-U.S.
tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
In general, a
non-U.S.
corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a
non-U.S.
corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.
Based on the composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the average price of the ADSs during 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, we hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. The value of our goodwill may be determined, in large part, by reference to our market capitalization. Because our market capitalization has declined substantially in recent months, our goodwill and other active assets for 2022 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2022 or future taxable years.
If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including any of our subsidiaries or VIEs) is also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each such Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by any Lower-tier PFIC and (ii) dispositions of shares of any Lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable years before the first taxable year in which we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless we cease to be a PFIC and the U.S. Holder makes a timely “deemed sale” election with respect to the ADSs or ordinary shares, in which case such U.S. Holder will be deemed to have sold the ADSs or ordinary shares held at their fair market value, and any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in their particular circumstances if we are a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder of ADSs could make a mark-to-market
election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the ordinary shares, are listed, is a qualified exchange for this purpose. However, there can be no assurance that our ADSs will be regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market
election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder’s adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market
election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market
election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-tomarket election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market
election can likely not be made.
If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for any taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below under “—Taxation of Distributions” with respect to dividends paid to certain non-corporate
U.S. Holders will not apply.
We do not intend to provide information necessary for U.S. Holder to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which a U.S. Holders owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.
Taxation of Distributions
This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.
Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on the ADSs to certain non-corporate U.S. Holders may be taxable at the reduced rates applicable to “qualified dividend income” if certain conditions are met, and provided that we are not a PFIC for the taxable year of distribution and were not a PFIC for the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends generally and in their particular circumstances.
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
Dividends will be treated as foreign-source income, and generally will constitute passive income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares
This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.
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
As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude a U.S. Holder from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if the U.S. Holder does not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
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
We previously filed with the SEC a registration statement on Form
F-1
(File Number
333-237726),
as amended, to register our ordinary shares in relation to our initial public offering. We also filed with the SEC a related registration statement on
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
Concentration of credit risk
Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and contract assets. We expect that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries and the VIEs are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.
Accounts receivable are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2020 and 2021, we had two customers with a receivable balance exceeding 10% of the total accounts receivable balance, respectively. As of December 31, 2021, we had one customer with a contract asset balance exceeding 10% of the total contract assets, the risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.
Business, customer, political, social and economic risks
We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunications infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support our growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.
Our top five customers in aggregate accounted for 65.7%, 61.5% and 50.5% of our total revenues in 2019, 2020 and 2021, respectively. Our largest customer accounted for proximately 30.9%, 28.1% and 21.9% of our total revenue for 2019, 2020 and 2021, respectively.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was depreciation of approximately 1.3% during the year ended December 31, 2019, appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020, and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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
Payments by Depositary
In 2021, we did not receive any cash payment from The Bank of New York Mellon, the depositary bank for our ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program and ADR insight, and the amount of such fees waived in 2021 was approximately US$100.5 thousand.
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
as amended (File number:
333-237726)
in relation to the initial public offering of 34,500,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,500,000 ADSs) representing 517,500,000 of our ordinary shares, at a public offering price of US$17.00 per ADS. The registration statement was declared effective by the SEC on May 7, 2020. Our initial public offering closed in May 2020. J.P. Morgan Securities LLC, UBS Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, was US$586.5 million.
We received net proceeds of US$547.5 million from our initial public offering in May 2020 and exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$586.5 million, which included US$35.2million for underwriting discounts and commissions and US$3.8 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from May 7, 2020, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, we used approximately US$522 million of the net proceeds from our initial public offering to invest in upgrading and expanding our infrastructure, to further invest in technology and product development, to fund the expansion of our ecosystem and international presence and to supplement our working capital for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form
F-1.
We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form
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
For the period from September 23, 2020, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, we did not use the net proceeds from our public offering. We still intend to use the net proceeds from our public offering for purposes as disclosed in our registration statement on Form
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
under the Exchange Act.
Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act. As required by Rule
13a-15(c)
of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Yunfan, Beijing Yunshu and Camelot, which are included in the 2021 consolidated financial statements of the Company. In March, April, and September 2021, the Company acquired Shenzhen Yunfan, Beijing Yunshu and Camelot. Since we have not yet fully incorporated the internal controls and procedures of Shenzhen Yunfan, Beijing Yunshu and Camelot into Kingsoft Cloud Holdings Limited’s internal control over financial reporting, management excluded these businesses from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021. Shenzhen Yunfan, Beijing Yunshu and Camelot collectively accounted for 13.8% and 6.8% of Kingsoft Cloud Holdings Limited’s total and net assets as of December 31, 2021 and 10.9% and 2.6% of Kingsoft Cloud Holdings Limited’s revenues and net loss for the year then ended.
Subject to the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Attestation Report of the Registered Public Accounting Firm
Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page
F-4
of this annual report on Form
20-F.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting aside from the previously mentioned acquisitions of Shenzhen Yunfan, Beijing Yunshu and Camelot.

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

	Year Ended December 31,
Services	2020	2021
	RMB	RMB
	(in thousands)
Audit Fees (1)	5,010	7,889
Audit-Related Fees (2)	1,349	—
Tax Fees (3)	1,009	708
Others (4)	1,120	1,386

Total	8,488	9,983

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements. In 2021, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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
(4)
“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2021, the professional services were related to other attestation services rendered by our principle auditors.

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
On March 31, 2022, our Board authorized the Company to adopt a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares in the form of ADSs during a twelve-month period (the “
U.S. Share Repurchase Program
”). As of the date of this annual report, the U.S. Share Repurchase Program has not been adopted and no Shares have been repurchased.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16.G.	CORPORATE GOVERNANCE
Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16.I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Kingsoft Cloud Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-260181) filed with the SEC on October 12, 2021)

2.3	Deposit Agreement, dated May 7, 2020 among the Registrant, the depositary and the owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

2.4	Description of Registrant’s Securities (incorporated herein by reference to Form 20-F (File No. 001-39278) filed with the SEC on April 22, 2021)

2.5	Agreement and Plan of Merger By and Among Kingsoft Cloud Holdings Limited, Camelot Employee Scheme Inc. Yiming Ma, Heidi Chou, Benefit Overseas Limited and Dreams Power Ltd., dated as of July 31, 2021 (incorporated herein by reference to Exhibit 2.1 to the registration statement on Form F-3 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.1	Share Option Scheme, as amended on June 27, 2013, May 20, 2015 and December 26, 2016 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.2	Rules relating to the Share Award Scheme, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.5	English translation of Exclusive Consultation and Technical Service Agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Cloud Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.6	English translation of Supplemental Loan Agreement dated November 29, 2019, between Beijing Kingsoft Cloud Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.7	English translation of Creditor’s Right Transfer Agreement dated November 9, 2012, among Weiqin Qiu, Jin Wang, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Beijing Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.8	English translation of Equity Pledge Agreement dated June 20, 2014, among Beijing Kingsoft Cloud Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.9	English translation of Exclusive Purchase Option Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.10	English translation of Shareholder Voting Right Trust Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.11	English translation of Exclusive Consultation and Technical Service Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, between Kingsoft Cloud (Beijing) Information Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.12	English translation of Supplemental Loan Agreement dated November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.13	English translation of Equity Pledge Agreement dated July 18, 2018, among Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Yulin Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.14	English translation of Exclusive Purchase Option Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.15	English translation of Shareholder Voting Right Trust Agreement dated July 18, 2018, as amended and supplemented on November 29, 2019, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Yulin Wang and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.16	Ninth Amended and Restated Shareholders Agreement dated December 27, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.17	Termination Agreement dated April 30, 2020 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, FUTUREX INNOVATION SPC (for the account of and on behalf of Special Opportunity Fund V SP), China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.18	Registration Rights Agreement dated April 7, 2020 by and among the Registrant, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Shunwei Growth III Limited, Precious Steed Limited, FUTUREX INNOVATION SPC—Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED, Xiaomi Corporation and Kingsoft Corporation Limited. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.19	Share Purchase Agreement dated December 2, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and China Internet Investment Fund (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.20	Share Purchase Agreement dated December 16, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and DESIGN TIME LIMITED (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.21	English translation of Technology Transfer (Patent License) Agreement dated December 18, 2019 by and among Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Software Co., Ltd. and Zhuhai Kingsoft Software Co., Ltd. (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.22	English translation of Trademark License Agreement dated December 18, 2019 by and among Kingsoft Corporation Limited, Beijing Kingsoft Digital Entertainment Technology Co., Ltd., Zhuhai Kingsoft Software Co., Ltd. and the Registrant(incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.23*	2021 Share Incentive Plan

4.24*	English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Kingsoft Corporation

4.25*	English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Xiaomi

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kingsoft Cloud Holdings Limited
By:	/s/ Haijian He
Name:	Haijian He
Title:	Chief Financial Officer
Date: May 2, 2022

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 2, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Long-Lived Assets

Description of the Matter
At December 31, 2021, the Company’s long lived assets, comprising of property and equipment, intangible assets, and operating lease right-of-use
assets, were RMB3,790 million. As described in Note 2 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. If impairment indicators are present, the Company evaluates the recoverability of long-lived assets in an asset group by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition.

Auditing management’s impairment assessment required subjective auditor judgment due to the estimation uncertainty in determining the future undiscounted cash flows of an asset group with impairment indicators. Significant assumptions used in the future undiscounted cash flows of the asset group included revenue growth rates and gross margin. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flows projections.

To test the Company’s impairment assessment of the long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates and gross margin used by management to the historical results of the asset group, current industry, market and economic trends and other relevant external data. We also performed sensitivity analyses of significant assumptions discussed above to evaluate the changes in the future undiscounted cash flows of the asset group resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019.
Beijing, the People’s Republic of China
May 2, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Kingsoft Cloud Holdings Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kingsoft Cloud Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shenzhen Yunfan, Beijing Yunshu and Camelot, which are included in the 2021 consolidated financial statements of the Company and constituted 13.8% and 6.8% of total and net assets, respectively, as of December 31, 2021 and 10.9% and 2.6% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Shenzhen Yunfan, Beijing Yunshu and Camelot.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated May 2, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/
Ernst & Young Hua Ming LLP
Beijing, the People’s Republic of China
May 2
, 2022

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at December 31
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,424,674	4,217,528	661,822
Restricted cash		—	239,093	37,519
Accounts receivable, net of allowance for credit losses of RMB15,770 and RMB32,265 (US$5,063) as of December 31, 2020 and 2021, respectively	6	2,334,871	3,570,975	560,364
Short-term investments		2,693,019	2,491,056	390,901
Prepayments and other assets	7	887,086	1,687,021	264,730
Amounts due from related parties	20	205,068	207,143	32,505

Total current assets		9,544,718	12,412,816	1,947,841

Non-current assets:
Property and equipment, net	8	1,956,790	2,364,103	370,979
Intangible assets, net	9	16,573	1,169,767	183,562
Goodwill	10	—	4,625,115	725,781
Prepayments and other assets	7	11,824	29,066	4,561
Equity investments	2	126,583	207,166	32,509
Amounts due from related parties	20	5,758	5,758	904
Deferred tax assets	14	—	7,798	1,224
Operating lease right-of-use assets	11	266,968	256,451	40,243

Total non-current assets		2,384,496	8,665,224	1,359,763

Total assets		11,929,214	21,078,040	3,307,604

LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,013,428 and RMB2,733,487 (US$428,944) as of December 31, 2020 and 2021, respectively)		2,057,355	2,938,632	461,135
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB521,307 and RMB1,208,868 (US$189,698) as of December 31, 2020 and 2021, respectively)	12	845,374	2,223,840	348,969
Short-term bank loans (including short-term bank loans of the consolidated VIE s and their subsidiaries without recourse to the primary beneficiary of RMB278,488 and RMB1,348,166 (US$211,557) as of December 31, 2020 and 2021, respectively)	13	278,488	1,348,166	211,557
Long-term bank loan, current portion (including long-term bank loan, current portion of the consolidated VIE s and their subsidiaries without recourse to the primary beneficiary of RMB74,351 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)	13	74,351	—	—
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB45 and RMB1,026 (US$161) as of December 31, 2020 and 2021, respectively)	14	20,564	60,217	9,449
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB56,795 and RMB797,731 (US$125,181) as of December 31, 2020 and 2021, respectively)	20	112,998	836,435	131,255
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB56,261 and RMB70,672 (US$11,090) as of December 31, 2020 and 2021, respectively)	11	76,469	108,590	17,040

Total current liabilities		3,465,599	7,515,880	1,179,405

F-
5

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As at December 31
	Notes	2020	2021	2021
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB472,882 (US$74,206) as of December 31, 2020 and 2021, respectively)	20	—	472,882	74,206
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB29 and RMB nil (US$ nil) as of December 31, 2020 and 2021, respectively)	14	29	205,889	32,308
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB7,020 and RMB6,975 (US$1,095) as of December 31, 2020 and 2021, respectively)	12	40,578	1,232,677	193,434
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB146,012 and RMB121,057 (US$18,996) as of December 31, 2020 and 2021, respectively)	11	182,958	158,289	24,839

Total non-current liabilities		223,565	2,069,737	324,787

Total liabilities		3,689,164	9,585,617	1,504,192

Commitments and contingencies	21
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 4,000,000,000 and 40,000,000,000 shares authorized, 3,546,124,955 and 3,805,284,810 shares issued, 3,339,618,633 and 3,646,381,840 shares outstanding as of December 31, 2020 and 2021, respectively)	19	22,801	24,782	3,889
Additional paid-in capital		14,149,984	18,245,801	2,863,164
Accumulated deficit		(5,864,356)	(7,458,752)	(1,170,441)
Accumulated other comprehensive loss	22	(68,440)	(207,882)	(32,621)

Total Kingsoft Cloud Holdings Limited shareholders’ equity		8,239,989	10,603,949	1,663,991
Non-controlling interests		61	888,474	139,421

Total equity		8,240,050	11,492,423	1,803,412

Total liabilities, non-controlling interests and shareholders’ equity		11,929,214	21,078,040	3,307,604

The accompanying notes are an integral part of the consolidated financial statements.

F-
6

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues:	5, 20
Public cloud services (including related party amounts of RMB688,187, RMB777,287 and RMB905,755 (US$142,133) for the years ended December 31, 2019, 2020 and 2021, respectively)		3,458,843	5,166,851	6,159,085	966,495
Enterprise cloud services (including related party amounts of RMB nil, RMB nil and RMB23,695 (US$3,718) for the years ended December 31, 2019, 2020 and 2021, respectively)		486,308	1,372,689	2,897,817	454,731
Others (including related party amounts of RMB120, RMB82 and RMB74 (US$12) for the years ended December 31, 2019, 2020 and 2021, respectively)		11,202	37,767	3,882	609

Total revenues		3,956,353	6,577,307	9,060,784	1,421,835

Cost of revenues (including related party amounts of RMB660, RMB988 and RMB980 (US$154) for the years ended December 31, 2019, 2020 and 2021, respectively)	20	(3,948,644)	(6,220,324)	(8,709,496)	(1,366,710)

Gross profit		7,709	356,983	351,288	55,125
Operating expenses:
Selling and marketing expenses		(317,426)	(409,211)	(518,167)	(81,312)
General and administrative expenses		(238,648)	(379,892)	(601,702)	(94,420)
Research and development expenses		(595,169)	(775,130)	(1,043,811)	(163,797)

Total operating expenses		(1,151,243)	(1,564,233)	(2,163,680)	(339,529)

Operating loss		(1,143,534)	(1,207,250)	(1,812,392)	(284,404)
Interest income		78,612	77,118	71,942	11,289
Interest expense		(4,925)	(9,453)	(52,040)	(8,166)
Foreign exchange (loss) gain		(38,961)	188,800	37,822	5,935
Other gain, net		—	14,301	83,606	13,120
Other income (expense), net		6,612	(10,810)	95,047	14,915

Loss before income taxes		(1,102,196)	(947,294)	(1,576,015)	(247,311)
Income tax expense	14	(9,003)	(14,904)	(15,741)	(2,470)

Net loss		(1,111,199)	(962,198)	(1,591,756)	(249,781)
Less: net income (loss) attributable to non-controlling interests		—	61	(3,044)	(478)

Net loss attributable to Kingsoft Cloud Holdings Limited		(1,111,199)	(962,259)	(1,588,712)	(249,303)

Accretion to redemption value of redeemable convertible preferred shares	15	(49,725)	(19,768)	—	—

Net loss attributable to ordinary shareholders		(1,160,924)	(982,027)	(1,588,712)	(249,303)

The accompanying notes are an integral part of the consolidated financial statement.
F-
7

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the year ended December 31
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	18	(1.31)	(0.41)	(0.46)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	18	889,521,200	2,400,874,197	3,441,729,444	3,441,729,444
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		64,598	(552,788)	(139,575)	(21,902)

Comprehensive loss		(1,046,601)	(1,514,986)	(1,731,331)	(271,683)
Less: Comprehensive income (loss) attributable to non-controlling interests		—	61	(3,177)	(499)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,046,601)	(1,515,047)	(1,728,154)	(271,184)
Accretion to redemption value of redeemable convertible preferred shares		(49,725)	(19,768)	—	—

Comprehensive loss attributable to ordinary shareholders		(1,096,326)	(1,534,815)	(1,728,154)	(271,184)

The accompanying notes are an integral part of the consolidated financial statement.

F-
8

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	458,116,000	123,186	793,430,000	4,851	—	419,750	(3,790,898)	(3,243,111)
Net loss for the year	—	—	—	—	—	—	(1,111,199)	(1,111,199)
Other comprehensive income	—	—	—	—	—	64,598	—	64,598
Share-based compensation (Note 16)	—	—	—	—	121,279	—	—	121,279
Exercise and vesting of share-based awards (Note 16)	—	—	101,281,200	707	20,192	—	—	20,899
Accretion to redemption value of redeemable convertible preferred shares (Note 15)	—	—	—	—	(49,725)	—	—	(49,725)

Balance as of December 31, 2019	458,116,000	123,186	894,711,200	5,558	91,746	484,348	(4,902,097)	(4,197,259)

The accompanying notes are an integral part of the consolidated financial statements.
F-
9

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Series A convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity	Non- controlling interests	Total shareholders’ (deficit) equity
	Number of shares	Amount	Number of shares*	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	458,116,000	123,186	894,711,200	5,558	91,746	484,348	(4,902,097)	(4,197,259)	—	(4,197,259)
Net (loss) profit for the year	—	—	—	—	—	—	(962,259)	(962,259)	61	(962,198)
Accretion to redemption value of redeemable convertible preferred shares (Note 15)	—	—	—	—	(19,768)	—	—	(19,768)	—	(19,768)
Repurchase of ordinary shares (Note 19)	—	—	(5,475,254)	(38)	(26,662)	—	—	(26,700)	—	(26,700)
Issuance of ordinary shares upon initial public offering (“IPO”) (Note 19)	—	—	517,500,000	3,663	3,871,731	—	—	3,875,394	—	3,875,394
Conversion of Series A convertible preferred shares into ordinary shares (Note 19)	(458,116,000)	(123,186)	458,116,000	3,243	119,943	—	—	—	—	—
Conversion of Series B convertible preferred shares and Series C, Series D and Series D+ redeemable convertible preferred shares into ordinary shares (Note 19)	—	—	1,259,133,571	8,913	7,880,202	—	—	7,889,115	—	7,889,115
Issuance of ordinary shares upon follow-on offering (Note 19)	—	—	138,750,000	945	1,880,288	—	—	1,881,233	—	1,881,233
Other comprehensive loss	—	—	—	—	—	(552,788)	—	(552,788)	—	(552,788)
Share-based compensation (Note 16)	—	—	—	—	330,114	—	—	330,114	—	330,114
Exercise and vesting of share-based awards (Note 16)	—	—	76,883,116	517	22,390	—	—	22,907	—	22,907

Balance as of December 31, 2020	—	—	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total Kingsoft Cloud Holdings Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number of shares*	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Net loss for the year	—	—	—	—	(1,588,712)	(1,588,712)	(3,044)	(1,591,756)
Business acquisition	247,475,446	1,598	3,615,485	—	—	3,617,083	891,590	4,508,673
Other comprehensive loss	—	—	—	(139,442)	—	(139,442)	(133)	(139,575)
Share-based compensation (Note 16)	—	—	434,350	—	—	434,350	—	434,350
Exercise and vesting of share-based awards (Note 16)	59,287,761	383	45,982	—	—	46,365	—	46,365

Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	(7,458,752)	10,603,949	888,474	11,492,423

Balance as of December 31, 2021, in US$	3,646,381,840	3,889	2,863,164	(32,621)	(1,170,441)	1,663,991	139,421	1,803,412

*
As of December 31, 2019,

2020 and 2021, 182,375,104
,
206,506,322 and
158,902,970 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

F-
11

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,111,199)	(962,198)	(1,591,756)	(249,781)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	604,581	758,038	855,604	134,263
Share-based compensation	121,279	330,114	434,350	68,159
Provision for credit losses	20,645	31,881	112,013	17,577
Gain on disposal of property and equipment	(74)	(2,242)	(5,814)	(912)
Changes in fair value of equity investments	—	(14,301)	(82,492)	(12,945)
Gain on disposal of equity investments	—	—	(10,363)	(1,626)
Changes in fair value of purchase consideration of a business acquisition	—	—	9,249	1,451
Changes in fair value of contingent consideration of a business acquisition	—	—	(7,034)	(1,104)
Issuance costs expensed for follow-on offering	—	3,727	—	—
Foreign exchange loss (gain)	38,961	(188,800)	(37,822)	(5,935)
Deferred income tax	—	—	(11,852)	(1,860)
Non-cash operating lease expense	—	52,890	52,648	8,262
Changes in operating assets and liabilities:
Accounts receivable	(823,033)	(1,024,113)	(947,790)	(148,727)
Prepayments and other assets	(5,883)	(356,761)	30,883	4,846
Amounts due from related parties	84,981	(75,315)	(2,075)	(326)
Accounts payable	533,771	804,198	593,410	93,119
Accrued expenses and other liabilities	103,276	381,001	(91,018)	(14,283)
Operating lease liabilities	—	(45,748)	(31,791)	(4,989)
Amounts due to related parties	(11,163)	8,739	2,064	324
Income tax payable	4,726	8,457	20,717	3,251

Net cash used in operating activities	(439,132)	(290,433)	(708,869)	(111,236)

The accompanying notes are an integral part of the consolidated financial statements.
F-
12

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(999,538)	(1,559,946)	(723,285)	(113,500)
Disposal of property and equipment		—	1,363	8,319	1,305
Purchases of intangible assets		(115)	(16,865)	(12,106)	(1,900)
Purchases of short-term investments		(1,111,968)	(5,607,690)	(2,568,325)	(403,026)
Proceeds from maturities of short-term investments		3,107,623	2,891,597	2,720,186	426,857
Purchases of land use rights		—	(14,832)	—	—
Acquisition of equity investments		(94,376)	(14,650)	(52,493)	(8,237)
Disposal of equity investments		—	—	63,476	9,961
Acquisition of business, net of cash acquired		—	—	139,350	21,867
Asset-related government grants received		5,000	7,020	3,255	511
Loans to senior executives		(23,379)	—	—	—

Net cash generated from (used in) investing activities		883,247	(4,314,003)	(421,623)	(66,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bank loan		(80,787)	(100,000)	(74,351)	(11,667)
Repayment of short-term bank loans		—	—	(496,707)	(77,944)
Proceeds from short-term bank loans		—	278,487	1,540,166	241,685
Proceeds from IPO, net of offering costs	19	—	3,933,393	—	—
Proceeds from follow-on offering, net of offering costs	19	—	1,876,316	—	—
Proceeds from loans due to related parties		—	—	1,192,455	187,122
Repayment of loans due to a related party		(225,000)	—	—	—
Proceeds from exercise of options		20,899	11,227	50,924	7,991
Proceeds from redeemable convertible preferred shares, net of issuance costs		349,395	124,730	—	—

Net cash generated from financing activities		64,507	6,124,153	2,212,487	347,187

Effect of exchange rate changes on cash, cash equivalents, and restricted cash		7,570	(118,306)	(50,048)	(7,854)
Net increase in cash, cash equivalents, and restricted cash		508,622	1,519,717	1,081,995	169,789
Cash, cash equivalents, and restricted cash at beginning of year		1,507,071	2,023,263	3,424,674	537,406

Cash, cash equivalents, and restricted cash at end of year		2,023,263	3,424,674	4,456,621	699,341

The accompanying notes are an integral part of the consolidated financial statements.
F-1
3

KINGSOFT CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Restricted cash		—	—	239,093	37,519
Income taxes paid		4,277	6,270	6,874	1,079
Interest expense paid		24,143	9,206	45,844	7,194
Cash payments for operating leases		—	60,273	35,214	5,526
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	12	609,363	181,038	759,391	119,165
Acquisitions of equity investments included in accrued expenses and other liabilities	12	15,500	—	—	—
Purchase consideration included in accrued expense s and other liabilities		—	—	1,328,508	208,472
Settlement of senior executive loans by repurchase of ordinary shares	19	—	26,700	—	—
Right-of-use assets obtained in exchange for operating lease liabilities		—	195,890	6,915	1,085
Series D+ redeemable convertible preferred shares issuance costs included in accrued expenses and other liabilities		10,276	—	—	—
Non-cash acquisition of business	4	—	—	3,617,083	567,599
The accompanying notes are an integral part of the consolidated financial statements.

F-1
4

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION
Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in the People’s Republic of China (the “PRC”), Hong Kong (“HK”) and the United States (the “U.S.”).
As disclosed in Note 19, the Company completed its IPO and
follow-on
offering in May and September 2020, respectively.
As of December 31, 2021, the Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:

Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services

Kingsoft Cloud (Tianjin) Technology Development Co., Ltd .	PRC	May 30, 2019	100%	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development
Camelot Technology Co ., L td . (“Beijing Camelot”)	PRC	September 3, 2021	82.15%	Enterprise digital solutions and related services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services

*	Collectively , the “WFOE”

F-1
5

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

In September 2021, the Company acquired 100% equity interests in Camelot Employee
S
cheme Inc. (“CES”), which owns 82.15% equity interest
s
in Beijing Camelot and its subsidiaries (collectively referred to as “Camelot”) (Note 4).
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

F-1
6

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
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

F-1
7

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
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
In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current PRC laws and regulations; (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current PRC laws or regulations; and (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.
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

F-1
8

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,429,508	2,209,647	346,742
Restricted cash	—	89,704	14,077
Accounts receivable, net of allowance for credit losses of RMB 15,745 and RMB 30,082 (US$4,721) as of December 31, 2020 and 2021, respectively	2,258,313	3,170,860	497,577
Prepayments and other assets	630,121	907,350	142,383
Amounts due from related parties	204,275	184,137	28,895
Amounts due from subsidiaries of the Group	1,631,592	2,157,428	338,547

Total current assets	6,153,809	8,719,126	1,368,221

Non-current assets:
Property and equipment, net	1,727,620	2,157,093	338,495
Intangible assets, net	14,980	93,662	14,698
Prepayments and other assets	9,978	27,036	4,243
Goodwill	—	64,082	10,056
Equity investments	86,251	162,244	25,460
Amounts due from related parties	4,712	4,712	739
Operating lease right-of-use assets	210,338	184,908	29,016

Total non-current assets	2,053,879	2,693,737	422,707

Total assets	8,207,688	11,412,863	1,790,928

Current liabilities
Accounts payable	2,013,428	2,733,487	428,944
Accrued expenses and other liabilities	521,307	1,208,868	189,698
Short-term bank loans	278,488	1,348,166	211,557
Long-term bank loan, current portion	74,351	—	—
Income tax payable	45	1,026	161
Amounts due to related parties	56,795	797,731	125,181
Current operating lease liabilities	56,261	70,672	11,090
Amounts due to subsidiaries of the Group	903,879	1,597,946	250,753

Total current liabilities	3,904,554	7,757,896	1,217,384

Non-current liabilities
Deferred tax liabilities	29	—	—
Other liabilities	7,020	6,975	1,095
Non-current operating lease liabilities	146,012	121,057	18,996
Amounts due to related parties	—	472,882	74,206
Amounts due to subsidiaries of the Group	7,367,267	7,486,525	1,174,799

Total non-current liabilities	7,520,328	8,087,439	1,269,096

Total liabilities	11,424,882	15,845,335	2,486,480

F-1
9

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues	3,882,352	6,377,158	7,972,143	1,251,003
Net loss	(970,344)	(922,908)	(1,556,904)	(244,312)
Net cash used in operating activities	(785,378)	(833,479)	(958,748)	(150,448)
Net cash used in investing activities	(836,981)	(1,471,637)	(843,586)	(132,377)
Net cash generated from financing activities	1,618,102	2,802,088	2,612,563	409,968
The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.
The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment.
The VIEs and their subsidiaries contributed an aggregate
of
98.1
%,
97.0
% and
88.0
% of the Group’s consolidated revenue for the years ended December
31
,
2019
,
2020
and
2021
, respectively, after elimination of inter-entity transactions.
As of December 31, 2020, there was
no
 pledge or collateralization of the VIEs’ and their subsidiaries’ assets that can only be used to settle obligations of the VIEs and their subsidiaries. As of December 31, 2021, other than
RMB
750,000
 (US$
117,691
) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (
n
ote 20), and
RMB
89,704
 (US$
14,077
) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee

certain revenue contracts, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
Principles of consolidation
The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses or allowance for doubtful accounts for accounts receivable, contract assets and amounts due from related parties, measurement of operating lease right-of-use
assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

F-
2
0

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency
The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the Company’s subsidiaries located in the U.S. is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries and the VIEs and VIEs’ subsidiaries located in the PRC is Renminbi (“RMB”). The functional currencies of the Company’s subsidiaries located in Japan and Hong Kong are Japanese Yen (“Yen”) and Hong Kong
d
ollars (“HK$”), respectively.
Transactions denominated in foreign currencies are
re-measured
into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured
at the exchange rates prevailing at the balance sheet date.
Non-monetary
items that are measured in terms of historical cost in foreign currency are re-measured
using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ (deficit) equity.
Convenience translation
Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.3726 per US$1.00 on December 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months.
Restricted cash
Restricted cash mainly represents the cash reserved in escrow accounts for purchase consideration in relation to a business acquisition, cash secured for certain payables to suppliers and advances paid by certain customers to guarantee the Group’s performance under certain revenue contracts.
Short-term investments
The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months.
Non-controlling interests
A non-controlling interest
is recognized to reflect the portion of subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net income (loss) attributable to non-controlling interests.
The cumulative results of operations attributable
to non-controlling interests
are recorded
as “non-controlling interests”
in the Group’s consolidated balance sheets.

F-
21

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805,
 Business Combinations
 (“ASC 805”). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the assessment period is over and it is finally settled. Identifiable assets, liabilities and contingent liabilities acquired or assumed other than contract assets and contract liabilities from revenue contracts are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The Group early adopted Accounting Standards
Update (“ASU”) No. 2021-08,
 Business Combinations (Topic 805)
Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
(“ASU
2021-08”)
and recognizes and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss.

F-
22

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
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
(“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any
.
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
As of December 31, 2020 and 2021, the carrying amount
s
of the Group’s equity investments measured using the measurement alternative were
RMB126,583 and RMB207,166 (US$32,509), respectively,
including
accumulated impairment of RMB nil and RMB nil (US$ nil),
and
accumulated upward
adjustment of RMB
14,301

and

RMB96,793 (US$15,189
), respectively.
The Group recognized RMB
14,301
and RMB
82,492
(US$
12,945)
of
unrealized gains (upward adjustments), and RMB
nil
and RMB
nil
(US$
nil
)
of
unrealized losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer in other gain
, net
on the consolidated statements of comprehensive loss for
the
years ended December
31
,
2020
and
2021
, respectively
.
In 2021, the Group: i) acquired equity interest of
a company engaged in providing technology services
with a cash consideration of RMB52,493 (US$8,237)
;
 and
 ii)
disposed
of
equity interests in certain equity investees and recognized a disposal gain of RMB10,363 (US$1,626) in “Other gain
, net
”.
Fair value measurements
Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and bank loans. For equity investments, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities (Level 2 fair value measurement). The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.
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

F-2
3

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (continued)

ASC
820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would c urrently
be required to replace an asset.
Adoption of ASC 326
On January 1, 2021, the Group adopted ASC 326,
Credit Losses
(“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684 (US$892).
Accounts receivable and contract assets, net
Prior to the adoption of ASC 326, accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current creditworthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.
Upon adoption of ASC 326, the Group maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.
Property and equipment, net
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3–4 years
Office equipment and fixtures	5 years
Data center machinery and equipment	10 years
Building	50 years
Repair and maintenance costs are charged to expense
s
as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.
Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

F-2
4

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible assets
Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired in a business combination were recognized initially at fair value at the date of acquisition. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible assets are to be consumed. The estimated useful lives for the intangible assets are as follows:

Category	Estimated Useful Life
Customer relationships	6 years
Patents and technologies	6-10 years
Trademarks and domain names	10 years
Software and copyrights	3–10 years
Others	3 years
If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2020 and 2021, the Group did not have any intangible assets with indefinite lives
.
Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Significant assumptions used in the future undiscounted cash flows of the asset group included revenue growth rates and gross

margin. For all periods presented, there was no impairment of any of the Group’s long-lived assets.
Segment reporting
In accordance with ASC
280-10,
Segment Reporting: Overall
(“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from the PRC and a majority of the long-lived assets of the Group are located in the PRC, and therefore, no geographical segments are presented.

F-2
5

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value of these reporting units at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2021, the Group has two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.
The Group assesses goodwill for impairment in accordance with ASC
350-20,
 Intangibles—Goodwill and Other: Goodwill
 (“ASC
350-20”),
which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC
350-20.
In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations to assess any significant changes in each reporting unit’s fair value and carrying value since the most recent date a fair value measurement was performed. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not
that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Group adopted
ASU No.
2017-04,
Simplifying the Test for Goodwill Impairment
(“ASU 2017-04”), on a prospective basis on January 1, 2021, and compares the fair value of the reporting unit with its carrying amount, including goodwill. ASU
2017-04
simplifies the accounting for goodwill impairment by eliminating step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. No impairment of goodwill was recorded for the year ended December 31, 2021.
Revenue recognition
The Group applies the five-step model outlined in ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

F-2
6

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue recognition (continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in “accrued expenses and other liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date, and are reflected in “prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC
606-10-32-2A,
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
Enterprise cloud services
The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way
dependency exists. The Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group’s technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was
immaterial.
The Group also provides enterprise digital services. The series of enterprise digital services are substantially the same from day to day, and each day of the service is considered to be distinct and separately identifiable as it benefits the customer daily. Further, the uncertainty related to the service consideration is resolved on a daily basis as the Group satisfies its obligation to perform enterprise digital service daily with enforceable right to payment for performance completed to date. Thus, revenue is recognized as service is performed and the customer simultaneously receives and consumes the benefits from the service daily.

F-2
7

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of revenue
Cost of revenues primarily includes bandwidth and internet data center costs, depreciation expense of electronic equipment, data center machinery and equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.
Research and development
Research and development expenses primarily consist of salaries and benefits for research and development personnel, and third party service provider costs. The Group expenses research and development costs as they are incurred.
Advertising expenditures
Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2019, 2020 and 2021, the advertising expenses were approximately RMB29,271, RMB15,348 and RMB24,070 (US$3,777), respectively.
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
Leases
The Group adopted ASU
No. 2016-02,
Leases (Topic 842)
and all subsequent ASU’s relating to this Topic (collectively, “ASC 842”) on January 1, 2020 by using the modified retrospective method through a cumulative-effect adjustment on January 1, 2020. The Group has elected the package of practical expedients, which allows the Group to carry forward the historical lease classification, not to assess whether a contract is or contains a lease, and initial direct costs for any leases that exist prior to adoption of the new standard. The Group has also elected the practical expedient the short-term lease exemption for contracts with lease terms of 12 months or less.
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

F-2
8

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive loss
Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220,
Comprehensive Income
, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.
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
In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits that, if any, will be recorded in “other non-current
liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.
Share-based compensation
The Group applies ASC 718,
Compensation—Stock Compensation
(“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees only and are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.
The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group elected to account for forfeitures as they occur. The Group, with the assistance of an independent third party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

F-2
9

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per share
In accordance with ASC 260,
Earnings Per Share
(“ASC 260”), basic loss per share is computed by dividing
the
net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s convertible preferred shares and redeemable convertible preferred shares are participating securities. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the periods presented herein, the computation of basic loss per share using the two-class
method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.
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
The Group recorded employee benefit expenses of RMB155,848, RMB126,784 and RMB310,126 (US$48,666) for the years ended December 31, 2019, 2020 and 2021, respectively.
Impact of
COVID-19
For the year
s
ended December 31, 2020 and 2021,
COVID-19
has had immaterial impact on the Group’s operations. There are still uncertainties of
COVID-19’s
future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of
COVID-19
and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, equity investments, long-lived assets and goodwill subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

F-
30

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements
In November 2021, the FASB issued ASU No. 2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.
This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Group does not expect any material impact on the Group’s consolidated financial statements as a result of adopting the new standard.

F-
31

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

3.	CONCENTRATION OF RISKS
Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2020 and 2021, the Group had two customers, with accounts receivable balances exceeding 10
% of the total accounts receivable balances. As of December 31, 2021, the Group had one customer, with a contract asset balance exceeding 10
% of the total contract assets balance. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.
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
Revenue from three
customers accounted for 14%, 31% and 12%, respectively, of total revenues during the year ended December 31, 2019, and 10%, 28% and 15%, respectively, of total revenues during the year ended December 31, 2020.
Revenue from t
wo customer
s
account
ed
for 22% and 13%, respectively, of total revenues during the year ended December 31, 2021.
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
Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 1.3%
during the year ended December 31,

2019 and
appreciation of approximately 6.3%
and 2.3%
during the years ended December 31, 2020
 and 2021
, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
To the extent that the Group needs to convert the U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Group’s earnings or losses.

F-
32

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

4.	BUSINESS COMBINATION
Acquisition of Shenzhen Yunfan
In March 2021, the Group completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. and its subsidiary (collectively, “Shenzhen Yunfan”). Shenzhen Yunfan is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance the Group’s expertise in public cloud services. The results of Shenzhen Yunfan have been included in the Group’s consolidated financial statements since April 2021.
The total cash purchase price consideration was RMB126,400 (US$19,835
). The Group recognized RMB586 (US$92) of net assets acquired excluding intangible assets, RMB77,000 (US$12,083) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,660) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.
Acquisition of Beijing Yunshu
In April 2021, the Group completed the acquisition of 86.21% equity interest in Beijing
Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), which the Group expected to enhance the Group’s public cloud services. The total cash purchase price was RMB7,034 (US$1,104) contingent consideration. The results of Beijing Yunshu’s operations have been included in the Group’s consolidated financial statements since April 2021.

F-3
3

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

4.	BUSINESS COMBINATION (Continued)

Acquisition of Camelot
In September 2021, the Group completed the acquisition of Camelot. Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group’s enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.
The total purchase consideration was RMB5,290,553 (US$830,203), which consisted of cash consideration of RMB751,974 (US$118,001) and equity consideration of RMB4,538,579 (US$712,202). Goodwill recognized represents the expected synergies from integrating Camelot with the Group’s existing enterprise cloud business and is not tax deductible. The table below summarize
s
the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

	Camelot
	RMB	US$

Total fair value of purchase consideration	5,290,553	830,203
Less:
Cash and cash equivalents	618,439	97,047
Restricted cash	1,126	177
Accounts receivable and other assets	940,297	147,553
Property and equipment, net	12,224	1,918
Intangible assets:
Customer relationship	620,100	97,307
Trademarks	474,000	74,381
Copyrights	34,100	5,351
Deferred tax assets	59,060	9,268
Deferred tax liabilities	(268,490)	(42,132)
Accounts payable and other liabilities	(878,885)	(137,916)
Non-controlling interests	(882,451)	(138,476)

Goodwill	4,561,033	715,725

The purchase price allocation of Camelot is substantially complete with the exception of, primarily, certain tax matters. Any measurement period adjustments resulting from the finalization of the Group’s purchase price allocation are not expected to be material.
The valuations used in the purchase price allocation for the acquisitions were determined by the Group with the assistance of independent third-party valuation firms using the income approach (a Level 3 measurement). Significant assumptions used in the valuation of intangible assets included projected revenue growth rates, operating margin, customer attrition rates, royalty rates and discount rate.
Non-controlling
interests at the acquisition date was measured by applying the equity percentage held by non-controlling
shareholders and a discount for lack of control premium to the fair value of the acquired business of Camelot.
The actual results of operation after the acquisition date and pro forma results of operations for the acquisitions have not been presented because the effects were not material.

F-3
4

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

5.	REVENUES
The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Public cloud services recognized over time	3,458,843	5,166,851	6,159,085	966,495

Enterprise cloud services:
Recognized at a point in time	485,991	1,368,544	2,159,869	338,931
Recognized over time	317	4,145	737,948	115,800

	486,308	1,372,689	2,897,817	454,731

Others:
Recognized at a point in time	11,202	36,611	1,208	190
Recognized over time	—	1,156	2,674	419

	11,202	37,767	3,882	609

	3,956,353	6,577,307	9,060,784	1,421,835

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2021 are primarily related to enterprise cloud services, which are as follows:

	RMB	US$
Within one year	27,852	4,371
More than one year	23,505	3,688

Total	51,357	8,059

Contract balances
Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	22,782	37,550	112,221	17,610

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE, NET

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Accounts receivable	2,350,641	3,603,240	565,427
Allowance for credit losses	(15,770)	(32,265)	(5,063)

Accounts receivable, net	2,334,871	3,570,975	560,364

The movements of the allowance for credit losses were as follows:

	As at December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Balance at beginning of the year	2,249	22,894	15,770	2,475
Adoption of ASC 326*	—	—	5,684	892
Provision for expected credit losses	61,687	44,695	121,731	19,102
Write-offs charged against the allowance	(41,042)	(44,096)	(101,202)	(15,881)
Recoveries during the year	—	(7,723)	(9,718)	(1,525)

Balance at end of the year	22,894	15,770	32,265	5,063

*
Starting from January 1, 2021, the Group adopted ASC 326, which amends previously issued the
guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group used a modified retrospective approach with a cumulative effect of increasing the opening balance of accumulated deficit approximately of RMB5,684 (US$892).

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	78,621	162,528	25,504
Contract costs*	13,882	145,628	22,852
Contract assets, net**	—	550,068	86,318
VAT prepayments	470,567	619,391	97,196
Interest receivable	14,204	21,463	3,368
Individual income tax receivable*** (Note 12)	231,377	48,949	7,681
Others	78,435	138,994	21,811

	887,086	1,687,021	264,730

Non-current portion:
Prepayments for electronic equipment	8,978	25,388	3,984
Others	2,846	3,678	577

	11,824	29,066	4,561

*
Represents costs incurred in advance of revenue recognition arising from direct and incremental cost
s
related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**
Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the report date.
The increase in contract assets as compared to December 31, 2020 is a result of a business acquisition.
The allowance for credit losses on contract assets was RMB1,591 (US$250) as of December 31, 2021. The amounts charged to expenses for credit losses o
n
contract assets and write-offs charged against the allowance were RMB2,100 (US$330)
and RMB509 (US$80)
, respectively,
for the year ended December 31, 2021.

***	Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

F-3
7

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Electronic equipment	4,164,384	5,123,149	803,934
Office equipment and fixtures	9,759	15,462	2,426
Data center machinery and equipment	135,068	144,328	22,648
Building	—	15,768	2,474
Construction in progress	5,454	147,817	23,196

	4,314,665	5,446,524	854,678
Less: accumulated depreciation	(2,357,875)	(3,082,421)	(483,699)

Property and equipment, net	1,956,790	2,364,103	370,979

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 was RMB601,730, RMB750,375 and RMB783,305 (US$122,918), respectively.

F-3
8

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Customer relationships	—	620,100	97,307
Patents and technologies	—	67,900	10,655
Trademarks and domain names	7,020	497,098	78,006
Software and copyrights	20,807	71,752	11,259
Others	7,469	3,637	571

	35,296	1,260,487	197,798

Less: accumulated amortization
Customer relationships	—	(32,637)	(5,121)
Patents and technologies	—	(8,138)	(1,277)
Trademarks and domain names	(3,035)	(20,722)	(3,252)
Software and copyrights	(10,268)	(26,692)	(4,189)
Others	(5,420)	(2,531)	(397)

	(18,723)	(90,720)	(14,236)

Intangible assets, net	16,573	1,169,767	183,562

Amortization expense of intangible assets for the years ended December 31, 2019, 2020 and 2021 was RMB
2,851
,
RMB7,663
 and
RMB72,299
(US$
11,345
), respectively. As of December 31, 2021, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2022	171,065	26,844
2023	170,140	26,699
2024	168,476	26,438
2025	166,454	26,120
2026 and thereafter	493,632	77,461

Total	1,169,767	183,562

F-3
9

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

10.	GOODWILL
The changes in the carrying amount of goodwill were as follows:

RMB
Balance as of December 31, 2020	—
Goodwill acquired in business combinations (Note 4)	4,625,115

Balance as of December 31, 2021	4,625,115

Balance as of December 31, 2021, in US$	725,781

RMB3,669,031
(US$575,751)
of goodwill was allocated to the Cloud service and solutions reporting unit and
 RMB956,084

(US$150,030)
of goodwill was allocated to the Cloud-based digital solution and services reporting unit.

11.	LEASES
The Group’s operating leases mainly related to office space and buildings. For leases with terms greater than 12 months, the Group records the related assets and lease liabilities at the present value of lease payments over the lease term. Certain leases include rental-free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate. As of December 31, 2020 and 2021, the Group had no finance leases.
As of December 31, 2020 and 2021, the weighted average remaining lease term was 9.7 years and 8.3 years and the
weighted average discount rate was 6.36% and 6.18% for the Group’s operating leases, respectively.
For the year
s
 ended December 31, 2020 and 2021, operating lease cost recognized in profit or loss was RMB52,890 and RMB65,641 (US$10,301), respectively, which excluded cost of short-term contracts. Short-term lease cost for the year
s
ended December 31, 2020 and 2021 was RMB3,036 and RMB11,317 (US$1,776
), respectively
.
The undiscounted future minimum payments under the Group’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were
as below:

	RMB	US$
2022	110,472	17,335
2023	59,238	9,296
2024	50,526	7,929
2025	29,347	4,605
2026 and thereafter	72,078	11,311

Total future lease payments	321,661	50,476
Less: imputed interest	(54,782)	(8,597)

Total lease liability balance	266,879	41,879

F-
40

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Current portion:
Customer advances*	191,357	378,957	59,467
Salary and welfare payable	117,506	600,775	94,275
Purchase of property and equipment	181,038	759,391	119,165
Accrued expenses	44,559	116,021	18,206
Other tax and surcharges payable	25,227	91,287	14,325
Deferred government grants	10,321	8,488	1,332
Purchase consideration payable**	—	148,038	23,230
Individual income tax payable*** (Note 7)	231,377	48,949	7,681
Others****	43,989	71,934	11,288

	845,374	2,223,840	348,969

Non-current portion:
Deferred government grants	7,020	6,975	1,095
Purchase consideration payable**	—	1,180,470	185,242
Others****	33,558	45,232	7,097

	40,578	1,232,677	193,434

*
The amount represents contract liabilities for
the
rendering of services. The increase in customer advances as compared to December 31, 2020 is a result of the increase in consideration received from the Group’s customers.

**
The amount represents
the
remaining
purchase consideration to acquire Camelot. RMB148,038 (US$23,230) will be settled by April 30, 2022 and RMB1,180,470 (US$185,242) will be settled by June 30, 2023
. A total of
 RMB921,496 (US$144,603) will be settled by

the Company’s
ordinary shares.

***	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.
****
In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB47,597) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of December 31, 2020 and 2021, RMB10,083 and RMB9,836 (US$1,543) were included in the current portion, and RMB33,558 and RMB22,989 (US$3,607) were included in the non-current
portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

F-
41

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

13.	BANK LOANS

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Short-term bank loans	278,488	1,348,166	211,557
Long-term third-party bank loan guaranteed by a related party (Note 20):
Current portion	74,351	—	—

	352,839	1,348,166	211,557

The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 and 2021 was 4.28% and
 4.59
%, respectively.
There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

14.	TAXATION
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
China
The Group’s PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (‘‘HNTE’’) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s PRC entities to non-PRC
resident enterprises, and proceeds from any such
non-resident
enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC
resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

F-
42

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

14.	TAXATION (Continued)

Loss before income taxes consists of:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
PRC	(1,167,367)	(1,095,015)	(1,646,607)	(258,388)
Non-PRC	65,171	147,721	70,592	11,077

	(1,102,196)	(947,294)	(1,576,015)	(247,311)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Current income tax expense	9,180	15,081	27,593	4,330
Deferred income tax benefit	(177)	(177)	(11,852)	(1,860)

	9,003	14,904	15,741	2,470

The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Loss before income tax	(1,102,196)	(947,294)	(1,576,015)	(247,311)
Income tax computed at the PRC statutory tax rate of 25%	(275,549)	(236,824)	(394,004)	(61,828)
Effect of tax holiday and preferential tax rates	11,493	(44,121)	7,083	1,111
Effect of different tax rates in different jurisdictions	(11,626)	10,580	(1,681)	(264)
Other non-taxable income	(21,557)	(35,454)	(24,999)	(3,923)
Non-deductible expenses	64,095	14,060	36,719	5,762
Share-based compensation costs	30,320	82,528	108,588	17,040
Research and development super deduction	(94,401)	(113,388)	(146,639)	(23,011)
Withholding tax and others	9,180	11,581	9,552	1,499
Change in valuation allowance	259,031	399,756	434,056	68,113
True-up adjustments in respect of prior year’s annual tax filing	—	(83,342)	(3,474)	(545)
Tax rate change on deferred items	38,017	9,528	(9,460)	(1,484)

Income tax expense	9,003	14,904	15,741	2,470

F-4
3

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

14.	TAXATION (Continued)

Deferred tax
The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:
Tax loss carried forward	1,454,702	1,841,192	288,923
Accrued expenses	56,111	235,737	36,992
Depreciation	4,990	7,082	1,111
Allowance for doubtful accounts	3,156	53,436	8,385
Government grant	6,175	4,266	669
Operating lease liabilities	56,706	63,781	10,009
Accrued interest	66,609	170,337	26,730
Others	—	2,737	430
Less: valuation allowance	(1,401,416)	(1,881,873)	(295,307)

	247,033	496,695	77,942

Deferred tax liabilities:
Operating lease right-of-use assets	54,658	57,300	8,992
One-time deduction for fixed asset purchases	191,107	337,564	52,970
Long-lived assets arising from business acquisitions	29	277,267	43,509
Others	1,268	22,655	3,555

	247,062	694,786	109,026

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2020 and 2021, the Group’s total deferred tax assets before valuation allowances were RMB1,648,449 and RMB2,378,568 (US$373,249), respectively. As of December 31, 2020 and 2021, the Group recorded valuation allowances of RMB1,401,416 and RMB1,881,873 (US$295,307), respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to
be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2021, the Group had net losses of approximately RMB7,485,149 (US$1,174,583)
mainly deriving from entities in the PRC and Hong Kong. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will expire between 2022 and 2026 and the tax losses of entities in the PRC that qualify as HNTE will expire between 2022 and 2031, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

F-4
4

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

14.	TAXATION (Continued)

Unrecognized tax benefits
As of December 31, 2020 and 2021, the Group had unrecognized tax benefits of RMB
12,613
and RMB
59,049
(US$
9,266
)
,
 of which RMB
12,613
and RMB
43,095
(US$
6,762
), respectively, were deducted against the deferred tax assets on tax losses carr ied
forward, and the remaining amounts of
RMB
nil
and RMB
15,954
(US$
2,504
), respectively
,
were presented in other liabilities in the consolidated balance sheets. The Group’s unrecognized tax benefits for the years ended December 31, 2020 and 2021 were primarily related to the tax-deduction
of accrued interest expenses and profit before tax differences. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment.
As of December 31, 2020 and 2021, there are
 RMB

nil
and RMB
15,954

(US$
2,504
)
of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	2020	2021	2021
	RMB	RMB	US$

Balance at beginning of the year	—	12,613	1,979
Additions from the business acquisitions	—	19,551	3,068
Additions based on tax positions related to current year	12,613	26,885	4,219

Balance at end of the year	12,613	59,049	9,266

For

the periods presented, the

Group did
no
t record any
penalties
related to unrecognized tax benefits.
In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries. Accordingly, the subsidiaries’ tax years of 2018 through 2021 remain open to examination by the respective tax authorities.

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

15.	CONVERTIBLE PREFERRED SHARES AND REDEEMABLE CONVERTIBLE PREFERRED SHARES
As of January 1, 2020, several investors held in aggregate

458,116,000
 o
f Series A convertible preferred shares (“Series A Preferred Shares”),

153,603,600
 of

Series B convertible preferred shares (“Series B Preferred Shares”),

185,665,192

o
f Series C redeemable convertible preferred shares (“Series C Preferred Shares”),

842,738,782

of redeemable convertible preferred shares (“Series D Preferred Shares”) and
55,089,998
 of Series D+ redeemable convertible preferred shares (the “Series D+ Preferred Shares”). On January 8, 2020, the Company received cash consideration of US$
20,000
 in exchange for issuing
22,035,999
 Series D+ redeemable convertible preferred shares (the “Series D+ Preferred Shares”) (collectively, the “Preferred Shares”).

Prior

to the Company’s IPO, the Series A Preferred Shares were classified as permanent equity because they were not redeemable and the holders of the Series A Preferred Shares were entitled to receive the same form of consideration in the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s articles of association (“Liquidation Transaction”) as holders of equally and more subordinated equity instruments, specifically, the ordinary shareholders. The Series B Preferred Shares were classified as mezzanine equity as they may be redeemed upon the occurrence of conditional events such as a Liquidation Transaction and Kingsoft Corporation Limited’s voluntary refusal to approve the Series B Qualified IPO proposal. The Series C, Series D and Series D+ Preferred Shares were classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Company.
The Company chose to recognize changes in the redemption value as they occur and adjusted the carrying amount of the Series C, Series D and Series D+ Preferred Shares to equal the redemption value at the end of each reporting period.
Upon completion of the Company’s IPO on May 8, 2020, all the Preferred Shares were converted on a one-for-one
basis into ordinary shares (Note 19).

F-4
6

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS
The Company has three share-based compensation plans under which awards may be granted to employees, namely, the Share Option Scheme
,
 the 2013 Share Award Scheme and the 2021 Share Award Scheme. The maximum aggregate number of ordinary shares that are authorized to be issued under the Share Option Scheme, 2013 Share Award Scheme and 2021 Share Award Scheme is 209,750,000, 215,376,304 and 209,216,310, respectively. These plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from two to five years.
Share Option Scheme
A summary of the activity under the Share Option Scheme is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2020	86,759,375	0.07	0.54	7.12	2.83
Granted	12,292,710	0.07	2.80
Forfeited	(7,384,942)	0.07	1.38
Exercised	(29,906,941)	0.07	0.71

Outstanding, December 31, 2021	61,760,202	0.07	0.87	6.61	0.98

Vested and expected to vest at December 31, 2021	61,760,202	0.07	0.87	6.61	0.98

Exercisable at December 31, 2021	28,437,976	0.07	0.46	5.22	0.98

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2019, 2020 and 2021 were RMB308,665, RMB906,120 and RMB79,224 (US$12,432), respectively.
The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2019, 2020 and 2021 were US$0.65, US$1.16 and US$2.80 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB36,060, RMB44,135 and RMB51,892 (US$8,143), respectively.
As of December 31, 2021, there was RMB119,582 (US$18,765) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.41 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

F-4
7

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme
A summary of the activity for the restricted shares issued under the Share Award Scheme is stated below:

	Number of shares	Weighted-average grant date fair value
		US$
Outstanding, December 31, 2020	53,602,560	0.76
Granted	29,076,828	2.04
Vested	(19,020,640)	0.71
Forfeited	(5,671,482)	1.61

Outstanding, December 31, 2021	57,987,266	1.32

Expected to vest at December 31, 2021	57,987,266	1.32

The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2019, 2020 and 2021 were US$0.74, US$0.78 and US$2.04 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB19,580, RMB91,683 and RMB90,121 (US$14,142
)
, respectively.
As of December 31, 2021, there was RMB315,641 (US$49,531) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.86 years. The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates, which was determined with the assistance of an independent third party valuer prior to the completion of the IPO and based on the price of the Company’s publicly traded shares after completion of the IPO. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
A summary of the activity for the options issued under the Share Award Scheme is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant- date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2020	37,191,840	0.82	0.31	9.00	2.09
Exercised	(8,081,820)	0.64	0.33
Forfeited	(1,241,600)	0.87	0.30

Outstanding, December 31, 2021	27,868,420	0.83	0.31	7.99	0.22

Vested and expected to vest at December 31, 2021	27,868,420	0.83	0.31	7.99	0.22

Exercisable at December 31, 2021	12,566,340	0.80	0.30	8.00	0.25

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and the option’s respective exercise price.
No option was exercised during the year ended December
3
1, 2019.
Total intrinsic value of options exercised for the year
s
ended December 31, 2020 and 2021 were RMB3,230 and RMB1,561 (US
$
245), respectively.

F-4
8

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

The total weighted average grant-date fair value of the share-based awards granted during the years ended December 31, 2019, 2020 and 2021 were US$0.30, US$0.31 and US$0.31 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2019, 2020 and 2021 were RMB nil, RMB15,981 and RMB16,192 (US$2,541), respectively.
As of December 31, 2021, there was RMB12,898 (US$2,024) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.16 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
2021 Share Award Scheme
In November 2021, the Company adopted
the
 2021 Share Award Scheme. As of December 31, 2021, there
was
no award granted under the 2021 Share Award Scheme.
Others
In connection with the acquisition of Shenzhen Yunfan, the Company granted 11,684,432
restricted shares to certain employees that contain 1-3 years service vesting condition. As of December 31, 2021
, 2,278,360
of restricted shares were vested,
 and
there was
RMB101,871 (US$15,986) of total unrecognized share-based compensation expenses related to these unvested share-based awards that will be recognized over approximately 2 years.
Fair value of share options
The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1
(February):5-43,
which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. Prior to the completion of the IPO, the estimated fair values of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. Subsequent to the completion of the IPO, fair value of the ordinary shares is the price of the Company’s publicly traded shares.
The estimated fair values of the ordinary shares, at the share award grant dates, was determined with the assistance from an independent third-party valuation firm. The assumptions used to estimate the fair value of the share options granted are as follows:

For the year ended December 31
	2019	2020	2021
Risk-free rate	1.58%-1.80%	0.66%-1.84%	1.13%-1.62%
Expected volatility range	37.40%-37.90%	37.3%-37.8%	36.28%-38.03%
Exercise multiple	2.20-2.80	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$0.72-US$0.76	US$0.76-US$1.94	US$1.97-US$3.49

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

16.	SHARE-BASED PAYMENTS (Continued)

Share-based awards of Camelot

Camelot subsidiary also has an equity incentive plan granting share-based awards that contain 3 year service vesting condition
 (the “Camelot Award”). The portion the acquisition-date fair-value-based measure of the Camelot Award that was attributable to precombination service was recognized as non-controlling
interest and the portion relating to any remaining postcombination service was recognized as share based compensation expenses in the Group’s consolidated financial statements.

As

of
December 31, 2021
, there was RMB
95,165
(US$
14,933
) of total unreco
gni
zed share-based compensation expenses related to these unvested share-based awards that will be recognized over approximately
1.67
 year
s
.
The acquisition date fair value of each Camelot award is estimated on the date of modification using the binomial tree option pricing model with the following assumptions:

2021
Risk-free rate	0.21%
Expected volatility range	50.56%
Exercise multiple	2.20
Fair market value per Camelot’s ordinary share	RMB23.00

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenues	8,509	10,614	17,481	2,743
Selling and marketing expenses	37,808	62,270	72,594	11,392
General and administrative expenses	31,988	169,101	193,886	30,425
Research and development expenses	42,974	88,129	150,389	23,599

	121,279	330,114	434,350	68,159

F-
50

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

17.	RESTRICTED NET ASSETS
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
In accordance with the PRC Company Laws, the Company’s PRC subsidiaries and the VIEs must make appropriations from their annual after-tax
profits as reported in their PRC statutory accounts to
non-distributable
reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are
required to allocate at least 10% of their
after-tax
profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB3,438,575
(
US$539,587
)
as of December 31, 2021; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 are disclosed in Note 24.
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

F-
51

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

18.	LOSS PER SHARE
Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,111,199)	(962,259)	(1,588,712)	(249,303)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	(19,768)	—	—

Net loss attributable to ordinary shareholders - basic and diluted	(1,160,924)	(982,027)	(1,588,712)	(249,303)

Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	889,521,200	2,400,874,197	3,441,729,444	3,441,729,444

Basic and diluted loss per share	(1.31)	(0.41)	(0.46)	(0.07)

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

19.	SHAREHOLDERS’ EQUITY
In February 2020, the Company entered into an arrangement to allow the senior executives to settle its due on demand interest bearing loans (“Settlement Arrangement”). Under the terms of the Settlement Arrangement, the Company will repurchase ordinary shares already issued to the executives for a cashless settlement of the outstanding loan amount including interest and related IIT. The number of ordinary shares to be repurchased is calculated by dividing the outstanding amount on settlement date by US$0.70 per share, which is below the estimated fair value per ordinary share of US$0.76 determined by the Company with the assistance of an independent appraiser. Therefore, there is no compensation expense to be recorded as a result of this repurchase. On February 29, 2020, the Company repurchased 5,475,254 ordinary shares at nil consideration from these senior executives in lieu of full settlement of the outstanding amount.
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
On May 8, 2020, the Company completed its IPO on the NASDAQ Global Select Market. 30,000,000 ADS representing 450,000,000 ordinary shares were sold at $17.00 per ADS, or $1.13 per share. Additionally, the underwriters exercised their options to purchase an additional 67,500,000 ordinary shares in the form of 4,500,000 ADSs. Net proceeds from the IPO including underwriter options after deducting underwriting discount and offering expenses were approximately RMB3,875,394. The deferred IPO costs were recorded as a reduction of the proceeds received from the IPO in the shareholders’ (deficit) equity.
Upon completion of the IPO, all outstanding Preferred Shares were converted on a one-for-one
basis into 1,717,249,571 ordinary shares.

F-
5
2

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

19.	SHAREHOLDERS’ EQUITY (Continued)

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
.
The offering costs were recorded as a reduction of the proceeds received from the follow-on
offering in the shareholders’ (deficit) equity.
On September 3, 2021,
the Company issued
247,475,446
ordinary shares in connection with the acquisition of Camelot.

On December 17, 2021, the Company’s shareholders and Board of Directors approved to increase the Company’s authorized share capital to US$40,000 divided into 40,000,000,000 ordinary shares with a par value of US$0.001 each.

20.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited and its subsidiaries (other than all of entities of the Group) (“Kingsoft Group”)	Principal shareholder of the Company

Cheetah Mobile Inc. and its subsidiaries (“Cheetah Group”)	Entity that Kingsoft Corporation Limited exercises significant influence over

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company
The Company was controlled by Kingsoft before the completion of IPO. As Kingsoft lost control over the Company upon the completion of the IPO on May 8, 2020, Cheetah Group is no longer a related party of the Company.

b)	The Group had the following related party transactions:

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	570,431	655,165	749,597	117,628
Public cloud services provided to Kingsoft Group	109,177	119,011	156,158	24,505
Public cloud services provided to Cheetah Group	8,579	3,111	—	—
Enterprise cloud services provided to Xiaomi Group	—	—	22,857	3,587
Enterprise cloud services provided to Kingsoft Group	—	—	838	131
Other services provided to Xiaomi Group	120	82	—	—
Other services provided to Kingsoft Group	—	—	74	12

	688,307	777,369	929,524	145,863

Purchase of devices from Xiaomi Group	2,707	2,177	1,349	212
Interest expense on loan s due to Xiaomi Group	—	—	16,633	2,610
Interest expense on loan due to Kingsoft Group	4,925	—	4,088	641
Rental of building from Xiaomi Group*	9,578	47,900	56,452	8,859
Rental of office space, and administrative services from Kingsoft Group**	24,524	13,801	13,321	2,090

	41,734	63,878	91,843	14,412

F-5
3

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (Continued)

*
The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2020 and 2021, the related operating lease right-of-use
assets amounted to RMB243,585 and RMB210,551 (US$33,024) and operating lease liabilities amounted to RMB250,646 and RMB238,180 (US$37,356), respectively.

**
The Group entered into short-term agreements to lease office space from Kingsoft Group in 2019
. The
agreements expired in December 2019. The amounts in
2020 and
2021
 were administrative services from Kingsoft Group.

c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties:
Xiaomi Group	165,568	175,170	27,488
Kingsoft Group	45,258	37,731	5,921

	210,826	212,901	33,409

Amounts due to related parties:
Kingsoft Group*	80,294	544,376	85,425
Xiaomi Group**	32,704	764,941	120,036

	112,998	1,309,317	205,461

*
During 2021, the Group entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 (US$78,461) bearing a fixed annual interest rate of 4.65%. The loan will be repaid in November 2022.

**
During 2021, the Group entered into several loan agreements with a weighted average interest rate of
 4.36%

with Xiaomi Group which are

secured by the Group’s electronic equipment. As of December 31, 2021, the current portion and non-current portion of the loans was

RMB236,206 (US$37,066) and RMB472,882 (US$74,206)
,
respectively.

Under the terms of the agreements, the Group will repay in fixed quarterly installments over 3 years

according to the following schedule:

	2021	2021
	RMB	US$
2022	236,206	37,066
2023	241,168	37,845
2024	231,714	36,361

	709,088	111,272

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group and Kingsoft Group are repayable on demand unless otherwise disclosed. The effect of adopting ASC 326 to due from related parties was immaterial.

F-5
4

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

21.	COMMITMENTS AND CONTINGENCIES
Capital expenditure commitments
The Group has commitments for the construction of a data center of RMB46,391 (US$7,280) at December 31, 2021, which are scheduled to be paid within one year.
Contingencies
The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

22.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2020	484,348
Foreign currency translation adjustments, net of tax of nil	(552,788)

Balance as of December 31, 2020	(68,440)
Foreign currency translation adjustments, net of tax of nil	(139,442)

Balance as of December 31, 2021	(207,882)

Balance as of December 31, 2021, in US$	(32,621)

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

23.	SUBSEQUENT EVENTS
In March 2022, the Company
was authorized to adopt
a share repurchase program under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period.
As of the date of this annual report, this repurchase program has not been adopted and no shares have been repurchased.

F-5
5

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY
Condensed Balance Sheets

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	68,012	69,393	10,889
Short-term investments	217,448	1,029,472	161,547
Prepayments and other assets	266,280	53,618	8,414
Amounts due from subsidiaries	7,983,060	5,508,311	864,374

Total current assets	8,534,800	6,660,794	1,045,224

Non-current assets:
Investments in subsidiaries	—	5,328,424	836,146

Total non-current assets	—	5,328,424	836,146

Total assets	8,534,800	11,989,218	1,881,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	256,630	182,075	28,572
Income tax payable	2,524	3,307	519
Amounts due to subsidiaries	1,692	4,846	760
Amounts due to related parties	407	829	130

Total current liabilities	261,253	191,057	29,981

Other liabilities	33,558	1,194,212	187,398

Total non-current liabilities	33,558	1,194,212	187,398

Total liabilities	294,811	1,385,269	217,379

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 4,000,000,000 and 40,000,000,000 shares authorized, 3,546,124,955 and 3,805,284,810 shares issued, 3,339,618,633 and 3,646,381,840 shares outstanding as of December 31, 2020 and 2021, respectively)	22,801	24,782	3,889
Additional paid-in capital	14,149,984	18,245,801	2,863,164
Accumulated deficit	(5,864,356)	(7,458,752)	(1,170,441)
Accumulated other comprehensive loss	(68,440)	(207,882)	(32,621)

Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	10,603,949	1,663,991

Total liabilities and shareholders’ equity	8,534,800	11,989,218	1,881,370

F-5
6

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(6,734)	(27,052)	(40,913)	(6,420)

Total operating expenses	(6,734)	(27,052)	(40,913)	(6,420)

Operating loss
Interest income	52,829	10,199	15,224	2,389
Foreign exchange (loss) gain	(8,174)	30,931	10,198	1,601
Other (expenses) income, net	(300)	5,377	9,889	1,552
Share of losses of subsidiaries and the VIEs	(1,145,405)	(981,093)	(1,582,142)	(248,273)

Loss before income taxes	(1,107,784)	(961,638)	(1,587,744)	(249,151)
Income tax expense	(3,415)	(621)	(968)	(152)

Net loss	(1,111,199)	(962,259)	(1,588,712)	(249,303)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	64,598	(552,788)	(139,442)	(21,881)

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,046,601)	(1,515,047)	(1,728,154)	(271,184)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	(19,768)	—	—

Comprehensive loss attributable to ordinary shareholders	(1,096,326)	(1,534,815)	(1,728,154)	(271,184)

Condensed Statements of Cash Flows

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(2,538,479)	(6,203,310)	1,178,019	184,857
Net cash generated from (used in) investing activities	2,166,312	(218,674)	(1,179,393)	(185,072)
Net cash generated from (used in) financing activities	370,294	5,945,666	(815)	(128)
Effect of exchange rate changes on cash and cash equivalents	10,921	3,969	3,570	559

Net increase (decrease) in cash and cash equivalents	9,048	(472,349)	1,381	216
Cash and cash equivalents at beginning of the year	531,313	540,361	68,012	10,673

Cash and cash equivalents at end of the year	540,361	68,012	69,393	10,889

F-5
7

KINGSOFT CLOUD HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data)

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Basis of presentation
For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323,
Investments—Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries and the VIEs” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.
The subsidiaries did not pay any dividends to the Company for the periods presented.
The Company does not have significant commitments or long-term obligations as of the period end.
The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

F-5
8