Form 20-F
period 2022-12-31
Kingsoft Cloud Holdings Ltd
filed 2023-04-27
CIK 1795589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number:001-39278

Kingsoft Cloud Holdings Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of principal executive offices)

Haijian He

Chief Financial Officer

Tel: +86 10 6292 7777

E-mail:ksc-ir@kingsoft.com

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District

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

*Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 3,805,284,801 ordinary shares, par value $0.001 per share as of December 31, 2022.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes  ☐            No  ☐

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 15 ordinary shares;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Enterprise Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from enterprise cloud services for a historical year;
●	“GPU” refers to graphics processing unit;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
●	“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;
●	“independent cloud service providers” refers to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;
●	“Kingsoft Cloud Information” refers to Kingsoft Cloud (Beijing) Information Technology Co., Ltd., a VIE;
●	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder, and its subsidiaries and consolidated affiliated entities;
●	“Nanjing Qianyi” refers to Nanjing Qianyi Shixun Information Technology Co., Ltd., one of the subsidiaries of our VIE;
●	“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;
●	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;
●	“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;
●	“Premium Customer” refers to a customer with annual revenues of over RMB700,000 for a historical year;
●	“Public Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from public cloud services for a historical year;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

i

●	“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;
●	“Shanghai Jinxun Ruibo” refers to Shanghai Jinxun Ruibo Network Technology Co., Ltd., one of the subsidiaries of our VIE
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;
●	“VAT License” refers to the business operation license for value-added telecommunication services;
●	“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries;
●	“Wuhan Kingsoft Cloud” refers to Wuhan Kingsoft Cloud Information Technology Co., Ltd., one of the subsidiaries of our VIE;
●	“Xiaomi” or “Xiaomi Group” refers to Xiaomi Corporation (HKEx: 1810), one of our shareholders, and its subsidiaries and VIEs; and
●	“Zhuhai Kingsoft Cloud” refers to Zhuhai Kingsoft Cloud Technology Co., Ltd., a VIE.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business conditions in China; and
●	assumptions underlying or related to any of the foregoing.

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

iii

PART I

Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. This structure allows us to be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our Company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs. We refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information as the VIEs in the context of describing their activities and contractual arrangements with us. The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities, and their equity interest holding.

Our corporate structure involves unique risks to investors in the ADSs. In 2020, 2021 and 2022, the amount of revenues generated by the VIEs accounted for 97%, 88% and 68%, respectively, of our total net revenues. As of December 31, 2021 and 2022, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 44% and 40% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Corporate Structure and the Contractual Arrangements” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government may promulgate new laws and regulations that could impact our operations from time to time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. For example, China’s government has recently promulgated new laws and regulations, such as those related to the use of VIEs and cybersecurity, data privacy or anti-monopoly concerns, which have or may impact the ability of us and/or the VIEs to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Therefore, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may develop political and economic policies as the government deems appropriate to further achieve regulatory, political and societal goals. The PRC government may also intervene with or influence our operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For example, the PRC Data Security Law and the PRC Personal Information Protection Law posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to changes and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As such, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

Trading in our securities on Nasdaq may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations or related drafts for public comments from time to time and strengthened the enforcement of these laws and regulations. There remains uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented or whether the relevant drafts will be adopted in the current form ultimately, and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance were identified by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We and our business partners with which we collaborate are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.”

The PRC government has published new policies that significantly affected certain industries such as the education and internet industries (where some of our clients operate), and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or in extreme cases, become worthless.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

3.A.[Reserved]

3.B.Capitalization and Indebtedness

Not applicable.

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government may intervene or influence our operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. For example, recently promulgated laws and regulations by China’s government, such as those related to the use of VIEs and cybersecurity, data privacy or anti-monopoly concerns, have or may impact the ability of us and/or the VIEs to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Therefore, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also regulate our operations in accordance with relevant PRC laws, regulations and rules as the government deems appropriate to further achieve regulatory, political and societal goals. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions Required from the PRC Authorities for Our Operations and Securities Issuances to Foreign Investors

Our operations in China are governed by PRC laws and regulations. We are subject to risks relating to the requirements on the licenses, approvals, registrations, filings and other permissions to (i) operate our and the VIEs’ businesses, and (ii) to issue securities to foreign investors. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our products and solutions are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition,” “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business,”“ Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

After consulting our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained all necessary licenses and approvals required for our operations in China, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services.

Furthermore, as advised by our PRC legal counsel, in connection with our previous issuance of securities to foreign investors, under currently effective PRC laws and regulations, as of the date of this annual report, we are not aware of, after due and careful enquiry, including consultation with our PRC legal counsel, any PRC laws or regulations which explicitly require us, our PRC subsidiaries or the VIEs to obtain any approval or permission from the CSRC, the CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or penalty from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires our PRC subsidiaries and the VIEs to obtain such approval, permits, registrations or filings in the future, our PRC subsidiaries and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject our PRC subsidiaries and the VIEs to fines and other regulatory, civil or criminal liabilities, and our PRC subsidiaries and the VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, our PRC subsidiaries and the VIEs may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that our PRC subsidiaries and the VIEs will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if our PRC subsidiaries or the VIEs fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring our PRC subsidiaries, the VIEs or parties on whom our PRC subsidiaries and the VIEs rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that our PRC subsidiaries, the VIEs or parties on whom we rely will successfully obtain such permits, licenses or certificates.

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

●	We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.
●	We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
●	To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
●	We have recorded negative cash flows from operating activities historically.
●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

●	Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.
●	Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

●	If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
●	Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
●	Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.
●	Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure and the Contractual Arrangements

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
●	The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition. For details, see page 46 of this annual report.
●	We may be adversely affected by political tensions between the United States and China. For details, see page 46 of this annual report.
●	Changes in China's economic, or social conditions or government policies could have a material adverse effect on our business and operations. For details, see page 47 of this annual report.

●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. For details, see page 47 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 48 of this annual report.
●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings. For details, see page 48 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see page 49 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report. For details, see page 55 of this annual report.
●	Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see page 56 of this annual report.

Risks Relating to Our ordinary shares and the ADSs

●	The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ADSs and trading volume could decline.
●	Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.
●	Techniques employed by short sellers may drive down the market price of our ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

Risks Relating to Our Business and Industry

We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

We have experienced substantial growth in our business since inception. Our total revenues have increased from RMB6,577.3 million in 2020 to RMB9,060.8 million in 2021. Though we experienced a decrease in revenue to RMB8,180.1 million (US$1,186.0 million) in 2022, we expect our business will continue to grow. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing our profitability, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain service quality for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of our ordinary shares and the ADSs could decline.

Moreover, our historical growth rates may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Since China’s cloud service market is continuously evolving and being shaped by new technologies, our ability to continue our growth is subject to a number of uncertainties, including the overall development of China’s cloud service market and IT infrastructure.

We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

We have incurred net loss of RMB962.2 million, RMB1,591.8 million and RMB2,688.4 million (US$389.8 million) in 2020, 2021 and 2022, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development efforts. Our research and development expenses were RMB775.1 million, RMB1,043.8 million and RMB971.2 million (US$140.8 million) in 2020, 2021 and 2022. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs were RMB4,058.8 million, RMB5,101.5 million and RMB4,275.3 million (US$619.9 million) in 2020, 2021 and 2022. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB1,591.6 million, RMB735.4 million and RMB1,437.4 million (US$208.4 million), respectively, in 2020, 2021 and 2022, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and/or capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to advance, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

We have recorded negative cash flows from operating activities historically.

We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB290.4 million and RMB708.9 million in 2020 and 2021, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operations and future business expansion.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We typically extend credit terms ranging from 30 to 180 days to our customers, resulting in accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results. As of December 31, 2021 and 2022, the carrying amounts of our accounts receivable were RMB3,571.0 million and RMB2,402.4 million (US$348.3 million), respectively. The corresponding allowance for credit losses as of December 31, 2021 and 2022 were RMB32.3 million and RMB48.0 million (US$7.0 million), respectively.

The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The cloud service market is competitive and rapidly evolving. The principal competitive factors in our market include platform scalability, reliability, completeness of product offerings, level of sophistication of solutions, credibility with developers, ease of integration and programmability, product features, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, as well as the cost of deploying and using our products, among others. Some of our existing and potential competitors have larger scale, greater brand name recognition, longer operating histories, more established customer relationships and greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products, solutions or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products, solutions and services with comparable functionality to ours, which could force us to decrease prices to remain competitive. With the introduction of new products, solutions and services and new market entrants, we may experience more intensive competition in the future. In addition, some of our customers may use our products and solutions and our competitors’ products and solutions at the same time.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2020, 2021 and 2022, our total revenues generated from Premium Customers accounted for 98.1%, 98.2% and 98.0% of our total revenues in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

We operate in a fast-growing market. If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our products and solutions may become less competitive.

The market where we operate in is competitive and rapidly evolving. There are uncertainties over the size and rate at which this market will grow, as well as whether our solutions and products will be widely adopted. Moreover, the cloud industry, including public cloud and enterprise cloud, are subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop new solutions and products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

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

In recent years, cyber-attacks have increased in size, sophistication, and complexity, increasing exposure for our customers and us. We may become an attractive target for attacks on our infrastructure intended to destabilize, overwhelm, or shut down our platform. The costs incurred by us to avoid or alleviate cyber or other security problems and vulnerabilities will be significant. However, our efforts to address these problems and vulnerabilities may not be successful. Any significant breach of our security measures could:

●	lead to the dissemination of proprietary information or sensitive, personal, or confidential data about us, our employees, or our customers—including personally identifiable information of individuals involved with our customers and their end-users;
●	lead to interruptions or degradation of performance in our platform, products and solutions;
●	threaten our ability to provide our customers with access to our platform, products and solutions, and negatively affect our abilities to retain existing customers;
●	generate negative publicity about us;
●	result in litigation and increased legal liability or fines; or
●	lead to governmental inquiry or oversight.

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

The U.S. government has added many Chinese companies and institutions to the Entity List under the Export Administration Regulations (the “EAR”), and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, additional import tariffs and other heightened regulatory requirements on China and China-based companies. These sanctions, additional tariffs and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas. In addition, a number of other countries and jurisdictions, including China and the European Union, have adopted various export control and economic or trade sanction regimes. Based on the Company’s assessment of the nature, the transaction amount and the compliance measures of those transactions, we have not ceased our services to such customers. Considering the negligible transaction amounts and the fact that we are not designated on the U.S. Commerce Department’s Entity List, we believe that the immediate and direct impacts on our business resulting from such actions or restrictions will not be material. Nonetheless, given the important role played by Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure, artificial intelligence and IoTs, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similarly, we cannot predict whether the countries in which we operate or may operate in the future, could become subject to new or additional restrictions or actions imposed by the United States or other governments. Depending on the likelihood, type, effect and duration of any such restrictions or actions which may be implemented in the future, our research and development activities, financial condition and operations may be adversely affected.

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

U.S. sanctions and trade laws and regulations are complex and likely subject to frequent changes. The interpretation and enforcement of the relevant regulations and the imposition of sanctions and other restrictions involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by U.S. national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties, orders or restrictions that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations. For instance, media reports on alleged implementation or violation of export control, sanctions, trade embargoes or other laws and rules which could be perceived as inappropriate or controversial, by us, our customers, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control, sanctions, trade embargoes or other laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our ordinary shares and the ADSs to decline significantly, and materially reduce the value of your investment in our ordinary shares and the ADSs.

Our business depends on customers increasing their use of our products and solutions, if we fail to retain existing customers or increase the spending by our customers, our business, results of operations and financial condition could materially and adversely affected.

Our ability to grow and generate incremental revenues depends, in part, on our ability to maintain our existing customers and grow our relationships with existing customers and to have them increase their usage of and spending on our platform. If our customers do not increase their use of our products or the spending of our customers decline, then our revenues may decline and our results of operations may be harmed. We cannot accurately predict customers’ usage levels and the loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Any change in the competitive landscape, market trend or user behaviors may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our products and solutions. In addition, some of the industries where our customers operate are highly regulated. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine violation of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the industries where our customers operate, our business may be adversely affected as well. We could experience reductions in usage from existing customers and loss of customers if customers are not satisfied with our products, the value proposition of our products or our ability to otherwise meet their needs and expectations.

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

We make investments in product development, technologies, branding, sales and marketing to remain competitive. In 2020, 2021 and 2022, our principal sources of liquidity included bank loans, loans from related parties and the proceeds received from the issuance and sale of our shares. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities; and
●	macro-economic and other conditions in China and elsewhere.

As of December 31, 2022, we had cash and cash equivalents and short-term investments of RMB4,672.8 million (US$677.5 million). We cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and finance covenants that would restrict our operations.

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

We acquired the controlling interests in Camelot in September 2021. Currently, we are still in the process of integrating Camelot into our existing enterprise cloud business. There can be no assurance that the acquired Camelot will bring benefits to us to the extent anticipated. We may not be able to successfully integrate Camelot into our existing business to achieve the expected synergies with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Camelot. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Camelot could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Camelot with us. These risks include, but are not limited to, the following:

●	challenges in the integration of operations and systems and in managing the expanded operations;
●	challenges in achieving anticipated business opportunities and growth prospects from combining the businesses of Camelot with the rest of our businesses;
●	challenges in navigating complex regulatory requirements or to respond to future changes in regulatory environment in an effective and timely manner; and
●	unanticipated additional costs and expenses resulting from integrating into our business additional personnel, operations, products, services, technology, internal controls and financial reporting responsibilities.

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

Similarly, the onboarding and ramping process with new enterprise cloud and digital solutions customers can take several months. As the purchase of our products can be dependent upon customer initiatives, our sales cycle can extend to even longer periods of time. Customers frequently require considerable time to evaluate, test, and qualify our product offering prior to entering into or expanding a contract commitment. During the sales cycle, we spend significant time and money on sales and marketing and contract negotiation activities, which may not result in a completed sale. Additional factors that may influence the length and variability of our sales cycle include:

●	the effectiveness of our sales force, particularly new salespeople, as we increase the size of our sales force;
●	the discretionary nature of customers’ purchasing decisions and budget cycles;
●	customers’ procurement processes, including their evaluation of our products and solutions;

●	economic conditions and other factors affecting customer budgets;
●	the regulatory environment in which our customers operate;
●	integration complexity for a customer deployment;
●	the customer’s familiarity with our products and solutions;
●	evolving customer demands; and
●	competitive conditions.

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

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign listing”; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, as of the date of this annual report, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Data processors processing personal information of more than one million individuals shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million individuals, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security had not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. According to the Regulations on Security Protection of Critical Information Infrastructure, the competent PRC government authorities of important industries and sectors are responsible for identifying critical information infrastructures in their own industries and sectors based on the identification rules and informing the operator of the critical information infrastructure if such infrastructure is identified and designated as critical information infrastructure in a timely manner. The PRC government authorities have discretion in the identification of critical information infrastructures as well as the interpretation and enforcement of these regulations.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. Given that the above measures were recently promulgated, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties, See “Regulations -  Regulation Related to Internet Security and Privacy Protection.”

As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (ii) there is no leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there have been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Company, threatened against or relating to the Company; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data.

Furthermore, based on the facts that (i) the Cybersecurity Review Measures came into effect recently and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC legal counsel, our directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date of this annual report, and will not affect our compliance with laws and regulations in any material aspects as of the date of this annual report. As of the date of this annual report, we had not received any cybersecurity, data security and personal data protection related inquiries from any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

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

We rely on third-party suppliers for certain essential products and services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers for the servers that we use and we ordinarily purchase equipment on a purchase-order basis. In addition to basic telecommunication operators, we also purchased IP addresses and bandwidth from third party providers, in order to save efforts in relation to on-site installation since related installation and relocation services were also included in the third party providers’ offering package. Moreover, third party providers sometimes offered more favorable credit terms and sufficient rack space as compared to basic telecommunication operators. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.

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

On January 17, 2017, the MIIT promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which prohibits the “multi-level sublease” and requires that enterprises providing internet data center services and internet access services shall not sublease the IP address or bandwidth they have obtained from basic telecommunication operators to other enterprises for operating businesses such as internet data center services and internet access services, and shall also conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the abovementioned requirements to make rectifications in a timely manner and take stern actions in accordance with the laws against enterprises that refuse to make such rectifications, and under serious circumstances, such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on this notice, and after consulting our PRC legal counsel, we cannot be certain whether our third-party internet data center suppliers’ supplying of IP address and bandwidth to us for the relevant services would be determined as non-compliant activities, if it would be determined so, how it will affect our business, financial condition and results of operations. Since April 2022, we have entered into business agreements with the basic telecommunication operators to purchase the IP address and bandwidth for all of our servers from the basic telecommunication operator directly, and accordingly to replace the network access resources purchased from third-party internet data center suppliers. We have not experienced an increase in unit procurement costs since April 2022. The Company ceased to use the IP address and bandwidth purchased from third-party internet data center suppliers that are explicitly subject to the aforementioned restrictions on multi-level sublease under the Notice on Cleaning Up and Regulating the Internet Access Service Market for its internet data center business, upon the expiration of the term of the existing agreement with the non-basic basic telecommunication operator by March 31, 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning or penalty from any PRC regulatory authority in connection with the abovementioned historical cooperation with third-party internet data center suppliers. Therefore, we are of the view that the abovementioned historical cooperation with third-party suppliers does not have a material adverse impact on our business operations and financial performance as of the date of this annual report.

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

The COVID-19 pandemic has impacted our workforce and operations, the operations of our customers and suppliers and other business partners. In addition, our business and results of operations could also be adversely affected to the extent the COVID-19 outbreak harms the business of our customers, who may experience reduced business volume, delay or suspend procurement of cloud services, or reduce their IT spending, which in turn may have a negative impact on the demands for our products and solutions. The COVID-19 pandemic has caused temporary disruption to our solutions to the extent that necessary on-site meetings, deployment and technical support had to be delayed or cancelled. However, there continues to be uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread and constant mutation of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, among others, all of which are uncertain and cannot be predicted. To the extent the COVID-19 pandemic adversely affects our business and financial results. For additional information of the impact of COVID-19 on our business, see “Item 5.A. Operating Results - Impact of COVID-19.”

Our strategy of investments and acquiring complementary businesses and assets may fail.

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we entered into a definitive agreement to acquire controlling interests in Camelot using a combination of cash and our ordinary shares as consideration in July 2021, and acquired additional minority equity interests in Camelot in 2022. For more details, see “— We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.” We may also cooperate with other business partners to expand our products and platform, which could involve discount pricing for, or investments in, other companies.

We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including, but not limited to:

●	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;
●	non-occurrence of anticipated or speculative transactions and any resulting negative impact;
●	costs and difficulties of integrating acquired businesses and managing a larger business;
●	in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;
●	possible unsatisfactory operational or financial performance, including financial loss, or fraudulent activities of a target business;
●	possible loss of key employees of a target business;
●	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;
●	diversion of resources and management attention;
●	regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of China; and
●	in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries and regions.

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

In addition, negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

●	issue additional equity securities that would dilute our existing shareholders;
●	use cash that we may need in the future to operate our business;
●	incur large charges or substantial liabilities;

●	incur debt on terms unfavorable to us or that we turn out to be unable to repay;
●	encounter difficulties in retaining key employees of the acquired company or integrating diverse software codes or business cultures;
●	encounter difficulties in conducting sufficient and effective due diligence on potential targets and unforeseen or hidden liabilities or additional incidences of non-compliance, operating losses, costs and expenses that may adversely affect us following our acquisitions or investments or other strategic transactions; and
●	become subject to adverse tax consequences, substantial depreciation, or deferred compensation charges.

The occurrence of any of these foregoing could adversely affect our business, results of operations and financial condition.

Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.

As of December 31, 2022, we had goodwill of RMB4,605.7 million (US$667.8 million) which primarily arose from the acquisition of Camelot in September 2021. For details, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of December 31, 2022. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to our equity investments. In particular, the fluctuation of fair value changes of our equity investment may affect our financial performance, our business and results of operations.

In 2020, 2021 and 2022, we made certain equity investments. As of December 31, 2021 and 2022, our equity investments amounted to RMB207.2 million and RMB273.6 million (US$39.7 million), respectively. The carrying value of our equity investments may be affected by a number of factors, such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. In particular, we are exposed to risks relating to fair value changes of our equity investment. For certain equity investments without readily determinable fair value, the methodologies that we use to assess the fair value of the equity investments involve a significant degree of management judgment and are inherently uncertain. There can be no assurance that we will recognize fair value gains from equity investments in the future. If we incur fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We are also subject to the risk that the companies in which we invest may make business, financial or management decisions with which we disagree, and over which we do not have control, or that the majority shareholders, or the management, of these investee companies may take risks or otherwise act in a manner that does not serve our interests.

In addition, certain of our equity investments without readily determinable fair value are subject to liquidity risk. Such equity investments are not as liquid as other investment products as there is no cash inflow until dividends are received or they are disposed of by us, even if our investee companies reported profits. Furthermore, our ability to promptly sell our interests in these investee companies in response to changing economic, financial and investment conditions is limited. The market is affected by various factors, such as general economic conditions, availability of financing, interest rates and supply and demand, many of which are beyond our control. Any of those above may adversely affect our financial performance, business and results of operations.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting maintained, in all material respects, effective as of December 31, 2022.

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

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

●	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;
●	our ability to effectively price our products in competitive international markets;
●	new and different sources of competition;
●	potentially greater difficulty collecting accounts receivable and longer payment cycles;
●	higher or more variable network service provider fees outside of China;
●	the need to adapt and localize our products for specific countries;
●	the need to offer customer support in various languages;
●	difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;
●	difficulties with differing technical and environmental standards, data privacy and telecommunications regulations and certification requirements outside China, which could prevent customers from deploying our products or limit their usage;
●	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act and United Kingdom Bribery Act of 2010;
●	tariffs and other non-tariff barriers, such as quotas and local content rules;
●	more limited protection for intellectual property rights in some countries and regions;
●	adverse tax consequences;
●	fluctuations in currency exchange rates, which could increase the price of our products outside of China, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;
●	currency control regulations, which might restrict or prohibit our conversion of other currencies into RMB;
●	restrictions on the transfer of funds; and
●	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

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

Some of our products and solutions are subject to existing or potential telecommunication laws and regulations in China. If we do not comply with these rules and regulations, we could be subject to enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. For example, if we enable or offer database solutions that are controversial because of their impact on certain social issues, we may experience brand or reputational harm or penalties. Any enforcement action by the competent authorities, which may be a public process, would hurt our reputation in the industry, possibly impair our ability to sell our products to customers and could adversely affect our business, results of operations and financial condition.

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

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Non-compliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;
●	mandatory changes to our network and products;
●	disgorgement of profits, fines, and damages;
●	civil and criminal penalties or injunctions;
●	liability for breaches of agreements with, and claims for damages by our customers;
●	termination of contracts;
●	loss of intellectual property rights;
●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and
●	temporary or permanent debarment from sales to public service organizations.

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

The cloud service industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the cloud service industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot obtain license or develop technology for any infringing aspect of our business, we would be forced to limit or stop selling products impacted by the claim or injunction or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to obtain license of third-party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. We may receive demands for such indemnification from time to time. Furthermore, some customers may choose to settle their payments with us through parties not directly contracted with us. Despite our internal control measures, we could be subject to possible claims from third-party payors for return of funds as they were not contractually indebted to us and possible claims from liquidators of third-party payors. In addition, certain of our agreements with our customers and/or third-party service providers may include uncertainties on pricing, fees and others, which may expose us to potential claims as well. Responding to such claims, including those currently pending, regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand.

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

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 744 patents, 697 trademarks, 734 copyrights, and 125 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “ 金山云 “ and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft Group to use some of its registered patents during their terms of registration. However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.

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

Significant impairment of our property and equipment could materially impact our financial position and results of our operations.

We have recorded a significant amount of property and equipment. As of December 31, 2021 and 2022, our property and equipment, net was RMB2,364.1 million and RMB2,133.0 million (US$309.3 million), respectively. We evaluate our property and equipment for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the property and equipment in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of property and equipment by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset groups, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our property and equipment in 2020, 2021 and 2022. However, we may record significant impairments on property and equipment in the future. Any significant impairment losses charged against our property and equipment could have a material adverse effect on our results of operations.

Significant impairment of our intangible assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of intangible assets, which consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. As of December 31, 2021 and 2022, our intangible assets, net was RMB1,169.8 million and RMB1,008.0 million (US$146.1 million), respectively. We evaluate our intangible assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the intangible assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of intangible assets by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the asset groups and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our intangible asset groups in 2020, 2021 and 2022. However, we may record significant impairments on intangible assets in the future. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our results of operations.

We may be subject to impairment losses on prepayments and other assets.

As of December 31, 2021 and 2022, we recorded prepayments and other assets of RMB1,716.1 million and RMB1,633.3 million (US$236.8 million), respectively. Our prepayments and other assets primarily consist of contract assets net of allowance for credit loss, VAT prepayments, individual income tax receivable and prepayments to suppliers. We may be subject to impairment losses on prepayments and other assets if the actual recoverability of prepayments and other assets is lower than the expected level, which could adversely affect our cash flow and our ability to meet our working capital requirements, thereby adversely affecting our business, financial condition and results of operations.

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

Our operating results, as well as our key metrics have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance and period-to-period comparisons of our operating results and key metrics may not be meaningful. In addition to the other risks described herein, factors that may affect our operating results include the following:

●	macro-economic and other conditions in China and worldwide;
●	fluctuations in demand for or pricing of our solutions and products;

●	our ability to attract new customers;
●	our ability to retain our existing customers;
●	fluctuations in the usage of our products by our customers, which is directly related to the amount of revenues that we recognize from our customers;
●	fluctuations in customer delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;
●	changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;
●	the timing of customer payments and any difficulty in collecting accounts receivable from customers;
●	potential and existing customers choosing our competitors’ products or developing their own products in-house;
●	timing of new functionality of our existing platform;
●	the political or economic relationships between China and the United States;
●	the stability and management of our supply chain;
●	our ability to control costs, including our operating expenses;
●	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;
●	the amount and timing of non-cash expenses, including share-based compensation, impairment of long-lived assets, and other non-cash charges;
●	the amount and timing of costs associated with recruiting, training, and integrating new employees;
●	the effects of acquisitions or other strategic transactions;
●	expenses in connection with acquisitions or other strategic transactions;
●	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;
●	the ability to maintain our relationship with business partners;
●	the impact of new accounting pronouncements;
●	changes in the competitive dynamics of our market, including consolidation among competitors or customers;
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our platform; and
●	awareness of our brand and our reputation in our target markets.

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

We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars and Hong Kong dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars and the ordinary shares in Hong Kong dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollar against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollar amount.

We are subject to risks associated with our short-term investments. Fair value changes of short-term investments may affect our financial performance.

In 2021 and 2022, our short-term investments consisted of cash deposits at fixed rates with original maturities of three to 12 months, which are generally not subject to any material principal investment risks. As of December 31, 2021 and 2022, we had short-term investments of RMB2,491.1 million and RMB1,253.7 million (US$181.8 million), respectively. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. In particular, if we invest in financial products with higher risks in the future, the assessment of fair value of our short-term investment could involve a significant degree of management judgment, and we could be exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021 (as amended on December 20, 2022 with such amendments to take effect immediately upon Listing), or the 2021 Share Incentive Plan. In addition, we granted share-based awards in connection with our acquisitions. In 2020, 2021 and 2022, we incurred share-based compensation of RMB330.1 million, RMB434.4 million and RMB359.8 million (US$52.2 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In 2020, 2021 and 2022 and up to the date of this annual report, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions of RMB15.0 million and RMB54.8 million in our consolidated statements of comprehensive loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2021 and 2022, respectively.

Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount within a prescribed time and impose late charges or fines on us, which may materially and adversely affect our business, financial condition and results of operations.

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

Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations, primarily due to our business development needs. We plan to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices if requested by any governmental authorities. However, we may not be able to do so in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. In the future, we may expand our business to additional locations in China and we may fail to update the registered address for our subsidiaries or register those premises as branch offices in a timely manner. As advised by our PRC legal counsel, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be ordered to rectify, subject to fines if we refuse to rectify, and our business licenses may be revoked under serious circumstances. As of the date of this annual report, we have not received any regulatory or governmental penalties in relation to the registered address of our subsidiaries. Based on the foregoing and the internal control measures mentioned below, after consulting our PRC legal counsel, we believe our business operations outside the registered addresses do not have a material adverse impact on our business operations and financial performance as of the date of this annual report. We have taken the following internal control measures to prevent future occurrence of such non-compliance: (i) we will enhance our property management to closely review and monitor the main premises for business operations against our subsidiaries’ registered address; (ii) we will enhance our company-wide legal training to ensure our future compliance with the relevant regulatory requirements; and (iii) we will consult our PRC legal counsel on a regular basis for advice on relevant PRC laws and regulations to keep us abreast of relevant regulatory developments.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.

Kingsoft Corporation, our major shareholder, is a leading software company in China. Mr. Jun Lei, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Corporation and is deemed to be interested in 22.8% of total issued shares in Kingsoft Corporation as of December 31, 2022. Xiaomi, another major shareholder of our Company and controlled by Mr. Jun Lei, is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals, artificial intelligence, electronic vehicle and devices for IoT - smart living solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have, and believe that we will continue to, derive a portion of our revenues and made borrowings from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 1.8%, 1.7% and 2.4% of our total revenues in 2020, 2021 and 2022, respectively. Revenues from Xiaomi Group in the aggregate accounted for 10.0%, 8.5% and 10.7% of our total revenues in 2020, 2021 and 2022, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi Group in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

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

Two of our principal shareholders, Kingsoft Corporation and Xiaomi, have substantial influence over our Company. As of March 31, 2023, Kingsoft Corporation beneficially owned 37.4% of our issued and outstanding shares and Xiaomi beneficially owned 11.8% of our issued and outstanding shares. Mr. Jun Lei, one of our directors, also serves as the chairman and a non-executive director at Kingsoft Corporation, and serves as the chairman, the chief executive officer and an executive director at Xiaomi. Mr. Tao Zou, our executive director and acting chief executive officer, also serves as an executive director and the chief executive officer at Kingsoft Corporation. Dr. Ruiheng Qiu, one of our directors, also serves as a general manager of business segment of Xiaomi. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.

They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of a premium for their shares as part of a sale of our Company and may reduce the price of our ordinary shares and the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of our ordinary shares and the ADSs due to investors’ perception that conflicts of interest may exist or arise.

We may have conflicts of interest with Kingsoft Group or Xiaomi Group and we may not be able to resolve such conflicts on terms favorable to us.

Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

●	Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, where they are entitled to subscribe such number of ordinary shares to maintain their respective existing shareholding in our Company upon completion of such placing and issuance of new ordinary shares by the Company.
●	Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.

●	Sale of shares in our Company. Subject to any lock-up arrangements Kingsoft Corporation and Xiaomi may have with us and the underwriters and applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our Company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our ordinary shares and the ADSs.
●	Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our Company and our other shareholders or holders of our ordinary shares and the ADSs.
●	Our directors may have conflicts of interest. Certain of our directors and/or employees are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

Kingsoft Group and Xiaomi Group may from time to time make strategic decisions that they believe are in the best interests of their businesses, which may be different from the decisions that we would have made on our own. Kingsoft Group’s and Xiaomi Group’s decisions with respect to us or our business may favor Kingsoft Group and Xiaomi Group and therefore the Kingsoft Group and Xiaomi Group shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Kingsoft Group and Xiaomi Group may make decisions that may disrupt or discontinue our collaborations with Kingsoft Group and Xiaomi Group. If Kingsoft Group and Xiaomi Group were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, including those between Kingsoft Group or Xiaomi Group and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

There might be discrepancies between our continuing disclosures on our financial and operating results and those of Kingsoft Group due to differences in accounting policies and data consolidation on the group level.

As a listed company on The Stock Exchange of Hong Kong Limited (“SEHK”), Kingsoft Group has been required to disclose its consolidated financial results. As a subsidiary controlled by and an important business unit of Kingsoft Group before our initial public offering on Nasdaq in May 2020, our historical financial results have been included in the consolidated financial statements of Kingsoft Group under IFRS since our inception. After our initial public offering on Nasdaq, we are an associate of Kingsoft Group. Their consolidated financial statements will thus record a share of loss from us and will also disclose our summary financial information under IFRS. The financial results disclosed in this annual report and those to be disclosed or to be furnished to SEC and SEHK are prepared in accordance with U.S. GAAP and may not be consistent with Kingsoft Group’s financial statements due to different accounting policies.

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

We are a Cayman Islands company and our PRC subsidiaries are currently considered as foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs. We have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs for accounting purpose and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, the VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which our PRC subsidiaries or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs; or
●	deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, or derive economic interests from the VIEs.

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

The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations.

Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our VIEs for the purpose of having better operational control on our VIEs or continuously satisfying applicable requirements of the stock exchange where we list. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Given this new regulatory development and any further detailed implementing rules that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or satisfying applicable requirements of the stock exchange where we list, which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VAT Licenses. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial conditions and business operations.

The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The Company has relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate the business in China. These contractual arrangements may not be as effective as direct ownership in providing the Company with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with the Company by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted substantially all of our revenues in 2020 and a majority of our revenues in 2021 and 2022. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ADSs may decline significantly.

If the Company had direct ownership of the VIEs, the Company would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, the Company relies on the performance by the VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or the registered shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that allow us to obtain economic benefits from them in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interest in the VIEs to our PRC subsidiaries or their designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over the VIEs, we may not be able to exert effective control over our business operations in the PRC and thus would not be able to continue to consolidate the VIEs’ financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce the contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of VIEs should be interpreted or enforced under PRC law. There remain uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.”

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

The global macro-economic environment is facing challenges, including the adverse impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020, and the recent Russia-Ukraine crisis. The growth of the PRC economy has slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among certain Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

We may be adversely affected by political tensions between the United States and China.

Rising political tensions, especially political tensions between the United States and China, could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any legislation were to be enacted or any regulations were to be adopted along these lines, it could negatively affect the attitudes of investors towards China-based issuers listed in the United States in general, which also could have a material and adverse impact on the trading price of our ADSs.

Changes in China’s economic, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could potentially have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. For another example, if there are adverse changes in economic conditions in China, businesses may be negatively impacted thus may cut their procurement budget for cloud services, including procurement of our cloud services. The Chinese government also has significant authority to exert influence on the ability of a China-based issuer, such as our Company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The Chinese government may intervene or influence the operations of a China-based issuer at any time, which could result in a material change in the our operations and/or the value of our ordinary shares and/or ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares and ADSs to significantly decline or become worthless. See “-Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.

The PRC legal system is evolving rapidly, and the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. Furthermore, the PRC legal system is based, in part, on government policies and other forms of guidance. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

The PRC government has oversight and discretion over the conduct of our business and may regulate our operations in accordance with relevant PRC laws, regulations and rules as the government deems appropriate to further achieve regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently promulgated laws and regulations on securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

The PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may influence our operations from time to time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets both of the following conditions, the offering or listing shall be determined as an indirect overseas offering or listing by a domestic company: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; (ii)the main parts of the issuer’s business activities are conducted in mainland China, its main place(s) of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in mainland China. The Overseas Listing Trial Measures provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after the completion of any subsequent securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. We may be required to file the relevant documents with the CSRC and complete the filing procedures with the CSRC in connection with any future offshore securities offering. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing.

Furthermore, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality and Archives Administration Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings or listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As the Revised Confidentiality and Archives Administration Provisions are newly issued, uncertainties still exist with respect to its interpretation, implementation and enforcement, and we cannot guarantee we will comply with such provisions in all respects during the course of our future overseas offering or listing activities.

If the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete the required filing or other administrative procedures for any future offshore securities offering, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for any future offshore securities offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other required administrative procedures for any future offshore securities offering, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and other penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete any future offshore securities offering. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of our ordinary shares offered thereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ordinary shares and the ADSs.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more details related to the VIE structure, please see “Item 4. Information on the Company - 4.C. Organizational Structure - Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and Hong Kong, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the date of this annual report, its interpretation and implementation in practice are still subject to uncertainties.

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

Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China and effective in 2008, as most recently amended on June 24, 2022 and effective from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 specify that in respect of foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, the foreign investor or the relevant party in China in relation to the foregoing foreign investments is required to proactively report to the designated governmental authorities in advance and shall not proceed the foreign investments until the governmental authorities decide whether to initiate the security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations and other applicable laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections without the approval of the Chinese authorities before 2022, our auditor has not been inspected by the PCAOB.

This lack of the PCAOB inspections in China in the past prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Trading in our securities on Nasdaq may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Risks Relating to Our ordinary shares and the ADSs

The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.

The trading price and volume of the ADSs has been volatile. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price and volume of our ordinary shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price and volume of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect the price and trading volume of our ordinary shares and the ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our ordinary shares and/or our ADSs.

In addition to market and industry factors, the price and trading volume of our ordinary shares and the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	macro-economic factors in China;

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	our major shareholders’ business performance and reputation;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry;
●	political or trade tensions between the United States and China;
●	actual or potential litigation or regulatory investigations;
●	any share repurchase program;
●	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm;
●	fluctuations of exchange rates among Renminbi, the Hong Kong dollar and the U.S. dollar; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares or the ADSs will trade. Furthermore, the stock exchanges on which our ordinary shares and the ADSs are traded in general experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares or the ADSs.

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

Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.

Sales of our ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the market price of our securities to decline. ordinary shares held by our existing shareholders may be available for sale subject to the volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, management team or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares or the ADSs.

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

Holders of the ADSs do not have the same rights as our registered shareholders. Holders of the ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings and will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, holders of the ADSs may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask holders of the ADSs for their instructions, then upon receipt of voting instructions from holders of the ADSs, the depositary will try, as far as practicable, to vote the underlying ordinary shares represented by the ADSs in accordance with the instructions. If we do not instruct the depositary to ask holders of the ADSs for their instructions, the depositary may still vote in accordance with instructions give, but it is not required to do so. Holders of the ADSs will not be able to directly exercise their right to vote with respect to the ordinary shares represented by the ADSs unless holders of the ADSs withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our Second Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, which is also referred herein as the Articles, an annual general meeting shall be called by not less than twenty-one (21) days’ notice and any other general meeting (including an extraordinary general meeting) shall be called by not less than fourteen (14) days’ notice in writing.

When a general meeting is convened, holders of the ADSs may not receive sufficient advance notice of the meeting to surrender their ADSs for the purpose of withdrawal of our ordinary shares represented by such ADSs and become the registered holder of such shares to allow them to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under the Articles, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent holders of the ADSs from surrendering ADSs for the purpose of withdrawing our ordinary shares represented by such ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for instructions, the depositary will notify holders of the ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, there is no guarantee that holders of the ADSs will receive the voting materials in time to ensure that holders of the ADSs can instruct the depositary to vote the ordinary shares represented by their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out voting instructions from holders of the ADSs. This means that holders of the ADSs may not be able to exercise their right to direct how our ordinary shares represented by their ADSs are voted and they may have no legal remedy if our ordinary shares represented by their ADSs are not voted as they have requested.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholder does not owe any such fiduciary duties to our Company or to our minority shareholders. Accordingly, our controlling shareholder may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of Hong Kong or the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries and regions other than Hong Kong or the United States. Most of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws or the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Our Articles give us power to take certain actions that could discourage a third party from acquiring us, which could limit our Shareholders’ opportunity to sell their ordinary shares, including ordinary shares and the ADSs, at a premium.

Our Articles contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our Shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Subject to any applicable rules and regulations of authorities of places where securities of the Company are listed, and on the conditions that (a) no new class of shares with voting rights superior to those of the ordinary shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of a new class of shares with voting rights superior to those of the ordinary shares, our Board has the authority, without further action by our Shareholders, to issue shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including ordinary shares represented by ADSs.

However, our exercise of any such power that may limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions under our Articles are subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Hong Kong Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2022 there can be no assurance in this regard, and due to the substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2023 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill may be determined, in large part, by reference to our market capitalization. Based on the estimated value of our goodwill, which is based on the average price of the ADSs during 2022, an taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), our goodwill and other active assets for 2023 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2023 or future taxable years. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning 10% or more of the ADSs or ordinary shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person owns directly or indirectly our ADSs or ordinary shares, and is treated as owning (including constructively) 10% or more of the value or voting power of our ADSs or ordinary shares, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We are not actually controlled by “United States shareholders” for purposes of the CFC rules. However, under certain ownership attribution rules, U.S. subsidiaries of Kingsoft Group and Xiaomi may be treated as owning a significant portion of our stock for purposes of these rules, and therefore we and our non-U.S. subsidiaries may be treated as CFCs depending on the actual or constructive stock ownership of other U.S. persons. In addition, even if we are not a CFC as described in the preceding sentence, certain of our non-U.S. subsidiaries may be treated as CFCs under such ownership attribution rules because we have a U.S. subsidiary. A “United States shareholder” of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to (i) take these U.S. tax rules into consideration when conducting our operations, (ii) monitor whether we are or any of our non-U.S. subsidiaries is treated as a CFC for any purpose of the U.S. Internal Revenue Code or whether any investor is treated as a “United States shareholder” with respect to any of these entities or (iii) furnish to any “United States shareholders” any information that may be necessary to comply with any applicable CFC rules. U.S. investors that may be treated as owning 10% or more of our stock by vote or value should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

4.A.History and Development of the Company

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

In September 2021, we acquired controlling interests in Camelot Employee Scheme INC. (“Camelot”) using a combination of cash and our ordinary shares as consideration. In connection with such acquisition, we issued an aggregate of 247,475,446 ordinary shares to certain existing shareholders of Camelot in September 2021. In October 2022, we acquired 9.50% equity interests in Camelot for a total cash consideration of RMB456 million. In November 2022, we acquired 3.19% equity interest in Camelot using a combination of cash and our ordinary shares as consideration. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. By acquiring and integrating with Camelot, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer based and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficacy and increased customer stickiness

In December 2021, we increased our authorized share capital from US$4,000,000.00 divided into 4,000,000,000 ordinary shares with par value of US$0.001 each to US$40,000,000.00 divided into 40,000,000,000 ordinary shares with par value of US$0.001 each by creation of an additional 36,000,000,000 authorized but unissued ordinary shares with par value of US$0.001 each.

In December 2022, we listed, by way of introduction, our ordinary shares on the Main Board of SEHK. The ordinary shares are traded on the Main Board of SEHK under the stock code “3896” in board lots of 2000 Shares, and the stock short name is “KINGSOFT CLOUD.”

Beijing Kingsoft Cloud entered into a series of contractual arrangements, as amended and restated, with Zhuhai Kingsoft Cloud and its registered shareholders, through which we obtained control over Zhuhai Kingsoft Cloud. In addition, Yunxiang Zhisheng entered into a series of contractual arrangements with Kingsoft Cloud Information and its registered shareholders, which enable us to obtain control over the Kingsoft Cloud Information to operate value-added telecommunication services. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. We refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng as our wholly foreign owned entities, or WFOEs, and to Zhuhai Kingsoft Cloud, Kingsoft Cloud Information and their subsidiaries as our variable interest entities, or the VIEs, in this annual report. For more details and risks related to the VIE structure, please see “Item 4. Information on the Company - 4.C. Organizational Structure - Contractual Arrangements with the VIEs and Their Respective Shareholders” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Corporate Structure and the Contractual Arrangements”.

Our principal executive offices are located at Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China. Our telephone number at this address is +86 10 6292 7777. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Cybersecurity Review Measures, which took effect from February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, any online platform operator holding over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review. However, uncertainties still exist as to how the measures will be interpreted or implemented and how they will affect us.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transmission, effective from September 1, 2022. According to the Measures, data processors shall be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As these measures came into effect recently, uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

As of the date of this annual report, we have not been involved in any investigations or become subject to any official cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Potential Approval, Filing or Other Administrative Procedures Required for the Listing of our Ordinary Shares and ADSs

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures would impose filing requirements on both “direct” and “indirect” overseas offering or listing of PRC domestic companies. Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which came into effect on March 31, 2023, and require Chinese domestic companies strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering or listing. In addition, the PRC authorities may promulgate other new laws, regulations or rules to further regulate the overseas offering or listing activities by Chinese domestic companies. We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas securities offerings.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing status from the CSRC.

Contractual Arrangements and Corporate Structure

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. These contractual arrangements entered into with the VIEs enable us to (i) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreements, loan agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, and spousal consents, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purpose and consolidate its operating results in our financial statements under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied.

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

As of December 31, 2022, Kingsoft Cloud Holdings Limited had made cumulative capital contributions of RMB5,518.6 million (US$800.1 million) to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Kingsoft Cloud Holdings Limited. As of December 31, 2022, the loan balance owed to Kingsoft Cloud Holdings Limited and our PRC subsidiaries by the VIEs was RMB3,385.4 million (US$490.8 million). In 2020, 2021 and 2022, the VIEs and their subsidiaries transferred RMB24.9 million, RMB20.2 million and RMB18.5 million (US$2.7 million), respectively, to our WFOE as payment or prepayment of service fees. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2021 and 2022, the prepayment of service fees from the VIEs and their subsidiaries to our WFOE amounted to nil and nil, respectively. As of December 31, 2021 and 2022, the outstanding balance of service fees owed by the VIEs and their subsidiaries to our WFOE amounted to RMB333.8 million and RMB354.7 million (US$51.4 million), respectively. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2020, 2021 and 2022. As of the date of this annual report, we had no plan to distribute earnings or fully settle amounts owed under the VIE agreements. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

There were no other material assets transferred between the VIEs and their subsidiaries and non-VIEs in 2020, 2021 and 2022.

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

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Kingsoft Cloud Holdings Limited/Shareholders	67.5%

Notes:

(1)	The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.
(2)	Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs and their subsidiaries. For all the periods presented, these fees are recognized as cost of revenues of the VIEs and their subsidiaries with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries, VIEs and their subsidiaries file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and their subsidiaries and as income by our PRC subsidiaries and are tax neutral. Upon the instance that the VIEs and their subsidiaries reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2020
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	378,606	6,198,701	—	6,577,307
Intra-Group revenues (1)	—	95,925	—	178,457	(274,382)	—
Total revenues	—	95,925	378,606	6,377,158	(274,382)	6,577,307
Third-party costs and expenses	(27,052)	(350,020)	(195,238)	(7,212,247)	—	(7,784,557)
Intra-Group costs and expenses (1)	—	—	(175,218)	(95,656)	270,874	—
Total costs and expenses	(27,052)	(350,020)	(370,456)	(7,307,903)	270,874	(7,784,557)
Operating loss	(27,052)	(254,095)	8,150	(930,745)	(3,508)	(1,207,250)
Income (loss) from non-operations	45,886	92,692	104,497	7,837	(5,860)	245,052
Share of loss of subsidiaries	(171,421)	—	—	—	171,421	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(809,672)	—	—	—	809,672	—
Net loss	(962,259)	(161,403)	112,647	(922,908)	971,725	(962,198)

	For the Year Ended December 31, 2021
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	1,304,250	7,756,534	—	9,060,784
Intra-Group revenues (1)	—	21,569	30,078	215,609	(267,256)	—
Total revenues	—	21,569	1,334,328	7,972,143	(267,256)	9,060,784
Third-party costs and expenses	(40,913)	(301,675)	(1,104,063)	(9,426,525)	—	(10,873,176)
Intra-Group costs and expenses (1)	—	(7,928)	(150,925)	(39,773)	198,626	—
Total costs and expenses	(40,913)	(309,603)	(1,254,988)	(9,466,298)	198,626	(10,873,176)
Operating loss	(40,913)	(288,034)	79,340	(1,494,155)	(68,630)	(1,812,392)
Income (loss) from non-operations	34,343	219,528	40,917	(62,749)	(11,403)	220,636
Share of loss of subsidiaries	(121,100)	—	—	—	121,100	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(1,461,042)	—	—	—	1,461,042	—
Net loss	(1,588,712)	(68,506)	120,257	(1,556,904)	1,502,109	(1,591,756)

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,982,511	5,197,596	—	8,180,107
Intra-Group revenues (1)	—	32,027	48,883	374,241	(455,151)	—
Total revenues	—	32,027	3,031,394	5,571,837	(455,151)	8,180,107
Third-party costs and expenses	(148,392)	(258,841)	(2,897,089)	(7,127,199)	—	(10,431,521)
Intra-Group costs and expenses (1)	—	(7,554)	(163,045)	(64,334)	234,933	—
Total costs and expenses	(148,392)	(266,395)	(3,060,134)	(7,191,533)	234,933	(10,431,521)
Operating loss	(148,392)	(234,368)	(28,740)	(1,619,696)	(220,218)	(2,251,414)
Income (loss) from non-operations	(55,168)	129,568	54,313	(591,361)	25,674	(436,974)
Share of loss of subsidiaries	(264,260)	—	—	—	264,260	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,190,364)	—	—	—	2,190,364	—
Net loss	(2,658,184)	(104,800)	25,573	(2,211,057)	2,260,080	(2,688,388)

The following tables present the summary balance sheet data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries as of the dates presented.

	As of December 31, 2021
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	69,393	429,543	1,508,945	2,209,647	—	4,217,528
Restricted cash	—	—	149,389	89,704	—	239,093
Accounts receivable, net	—	—	400,115	3,170,860	—	3,570,975
Short-term investments	1,029,472	—	1,461,584	—	—	2,491,056
Prepayments and other assets	53,618	51,339	674,714	907,350	—	1,687,021
Amounts due from related parties	—	715	22,291	184,137	—	207,143
Total current assets	1,152,483	481,597	4,217,038	6,561,698	—	12,412,816
Non-current assets:
Property and equipment, net	—	103,728	103,282	2,157,093	—	2,364,103
Intangible assets, net	—	—	1,076,105	93,662	—	1,169,767
Prepayments and other assets	—	—	2,030	27,036	—	29,066
Goodwill	—	—	4,561,033	64,082	—	4,625,115
Equity investments	—	—	44,922	162,244	—	207,166
Investments in subsidiaries (2)	5,328,424	—	—	—	(5,328,424)	—
Amounts due from related parties	—	1,046	—	4,712	—	5,758
Operating lease right-of-use assets	—	42,372	29,171	184,908	—	256,451
Deferred tax assets	—	—	7,798	—	—	7,798
Total non-current assets	5,328,424	147,146	5,824,341	2,693,737	(5,328,424)	8,665,224
Amounts due from Kingsoft Cloud Holdings Limited	—	4,840	—	6	(4,846)	—
Amounts due from subsidiaries (other than WFOE)	5,408,311	7,749,887	—	258,796	(13,416,994)	—
Amounts due from WFOE	100,000	—	1,056,356	1,898,626	(3,054,982)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	6,696,195	2,388,227	—	(9,084,422)	—
Amounts due from group companies	5,508,311	14,450,922	3,444,583	2,157,428	(25,561,244)	—
Total assets	11,989,218	15,079,665	13,485,962	11,412,863	(30,889,668)	21,078,040
Current liabilities:
Accounts payable	—	—	205,145	2,733,487	—	2,938,632
Accrued expenses and other liabilities	182,075	42,875	790,022	1,208,868	—	2,223,840
Short-term bank loans	—	—	—	1,348,166	—	1,348,166
Long-term bank loan, current portion	—	—	—	—	—	—
Income tax payable	3,307	—	55,884	1,026	—	60,217
Amounts due to related parties	829	37,875	—	797,731	—	836,435
Current operating lease liabilities	—	22,625	15,293	70,672	—	108,590
Total current liabilities	186,211	103,375	1,066,344	6,159,950	—	7,515,880
Non-current liabilities:
Deferred tax liabilities	—	—	205,889	—	—	205,889
Other liabilities	1,194,212	—	31,490	6,975	—	1,232,677
Non-current operating lease liabilities	—	26,087	11,145	121,057	—	158,289
Amounts due to related parties	—	—		472,882	—	472,882
Total non-current liabilities	1,194,212	26,087	248,524	600,914	—	2,069,737
Amounts due to Kingsoft Cloud Holdings Limited	—	100,000	5,408,311	—	(5,508,311)	—
Amounts due to subsidiaries (other than WFOE)	—	1,056,356	—	2,388,276	(3,444,632)	—
Amounts due to WFOE	4,840	—	7,749,887	6,696,195	(14,450,922)	—
Amounts due to VIEs and VIEs’ subsidiaries	6	1,898,626	258,645	—	(2,157,277)	—
Amounts due to group companies	4,846	3,054,982	13,416,843	9,084,471	(25,561,142)	—
Total liabilities	1,385,269	3,184,444	14,731,711	15,845,335	(25,561,142)	9,585,617

	As of December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	169,743	424,603	1,593,594	1,231,226	—	3,419,166
Restricted cash	—	—	6,720	107,840	—	114,560
Accounts receivable, net	—	—	370,170	2,032,260	—	2,402,430
Short-term investments	—	—	1,253,670		—	1,253,670
Prepayments and other assets	34,141	2,160	648,681	927,040	—	1,612,022
Amounts due from related parties	—	2,297	27,862	216,346	—	246,505
Total current assets	203,884	429,060	3,900,697	4,514,712	—	9,048,353
Non-current assets:
Property and equipment, net	—	53,170	100,887	1,978,937	—	2,132,994
Intangible assets, net	—	—	924,627	83,393	—	1,008,020
Prepayments and other assets	—	—	1,006	20,257	—	21,263
Goodwill	—	—	4,556,910	48,814	—	4,605,724
Equity investments	—	—	93,883	179,697	—	273,580
Investments in subsidiaries (2)	5,518,634	—	—	—	(5,518,634)	—
Amounts due from related parties	—	1,046	—	4,712	—	5,758
Operating lease right-of-use assets	—	37,374	35,446	147,719	—	220,539
Deferred tax assets	—	—	—	—	—	—
Total non-current assets	5,518,634	91,590	5,712,759	2,463,529	(5,518,634)	8,267,878
Amounts due from Kingsoft Cloud Holdings Limited	—	5,287	—	43,987	(49,274)	—
Amounts due from subsidiaries (other than WFOE)	4,354,380	7,393,681	—	441,714	(12,189,775)	—
Amounts due from WFOE	100,000	—	1,118,875	2,052,969	(3,271,844)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	8,354,952	2,706,437	—	(11,061,389)	—
Amounts due from group companies	4,454,380	15,753,920	3,825,312	2,538,670	(26,572,282)	—
Total assets	10,176,898	16,274,570	13,438,768	9,516,911	(32,090,916)	17,316,231
Current liabilities:
Accounts payable	—	—	188,284	2,113,674	—	2,301,958
Accrued expenses and other liabilities	1,309,490	47,144	829,334	644,858	—	2,830,826
Short-term bank loans	—	—	24,000	885,500	—	909,500
Long-term bank loan, current portion	—	—	—	—	—	-
Income tax payable	2,764	—	49,128	—	—	51,892
Amounts due to related parties	—	37,778	1,641	388,308	—	427,727
Current operating lease liabilities	—	32,926	16,655	87,142	—	136,723
Total current liabilities	1,312,254	117,848	1,109,042	4,119,482	—	6,658,626
Non-current liabilities:
Deferred tax liabilities	—	—	167,052	—	—	167,052
Other liabilities	14,350	—	71,210	284,971	—	370,531
Non-current operating lease liabilities	—	18,472	14,449	90,138	—	123,059
Amounts due to related parties	—	—	—	413,464	—	413,464
Total non-current liabilities	14,350	18,472	252,711	788,573	—	1,074,106
Amounts due to Kingsoft Cloud Holdings Limited	—	100,000	4,354,380	—	(4,454,380)	—
Amounts due to subsidiaries (other than WFOE)	—	1,118,875	—	2,706,437	(3,825,312)	—
Amounts due to WFOE	5,287	—	7,393,681	8,354,952	(15,753,920)	—
Amounts due to VIEs and VIEs’ subsidiaries	43,987	2,052,969	441,714	—	(2,538,670)	—
Amounts due to group companies	49,274	3,271,844	12,189,775	11,061,389	(26,572,282)	—
Total liabilities	1,375,878	3,408,164	13,551,528	15,969,444	(26,572,282)	7,732,732

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2020
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(6,203,310)	3,034,938	3,711,418	(833,479)	—	(290,433)
Net cash (used in) generated from investing activities	(218,674)	(2,623,601)	(2,623,692)	(1,471,637)	2,623,601	(4,314,003)
Net cash generated from (used in) financing activities	5,945,666	—	—	2,802,088	(2,623,601)	6,124,153

	For the Year Ended December 31, 2021
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from (used in) operating activities	1,178,019	(555,213)	(372,927)	(958,748)	—	(708,869)
Net cash (used in) generated from investing activities	(1,179,393)	(431,000)	645,001	(843,586)	1,387,355	(421,623)
Net cash (used in) generated from financing activities	(815)	956,355	31,739	2,612,563	(1,387,355)	2,212,487

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from (used in) operating activities	(40,310)	(16,070)	390,331	(144,977)	—	188,974
Net cash (used in) generated from investing activities	358,010	(1,485,977)	(1,481,824)	(1,167,374)	3,744,300	(32,865)
Net cash (used in) generated from financing activities	(215,923)	1,497,107	743,378	567,592	(3,744,300)	(1,152,146)

Notes:

(1)It represents the intra-group transaction charge under a series of commercial agreements among the Company’s WFOE, subsidiaries, VIEs and VIEs’ subsidiaries.

(2)It represents the Company’s investments in Camelot, the Company’s subsidiaries.

(3)It represents the primary beneficiary’s share of loss generated from the VIEs and their subsidiaries.

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

4.B.Business Overview

Our Mission

Our mission is to become customers’ trusted partner to embrace digitalization.

Overview

We offer various cloud services to customers in strategically selected verticals. With extensive cloud infrastructure, advanced cloud products based on our vigorous cloud technology R&D capabilities, industry-specific solutions and end-to-end fulfillment and deployment covering all project stages for customers, we achieved business and financial growth, with a revenue growth CAGR of 11.5% from 2020 to 2022.

We have established our market presence by addressing customers’ comprehensive needs. We provide various advanced cloud products primarily consisted of unified IaaS infrastructure and, to a lesser extent, PaaS middleware and SaaS applications which support a wide range of use cases that enable our customers’ diverse business objectives. We also offer our solutions in a holistic approach by merging our cloud solutions with dedicated customer services. Our end-to-end customer services cover planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals, with strict adherence to high standards and full accountability.

We have strategically expanded our footprints into selected verticals and have established a strong market presence in each selected vertical through efficient execution. As we continue to complete featured projects with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to provide high-quality industry-specific cloud solutions. We have also aligned our research and development efforts with our business focuses, which enables us to act swiftly and develop new product modules and features that are specifically tailored to address a growing number of business needs faced by our customers.

We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and solid Premium Customer base with increasing spending. In 2020, 2021 and 2022, we had a total of 322, 597 and 537 Premium Customers, respectively.

Our revenue increased by 37.8% from RMB6,577.3 million in 2020 to RMB9,060.8 million in 2021, and decreased by 9.7% to RMB8,180.1 million (US$1,186.0 million) in 2022. The decrease in 2022 was primarily due to our proactive scale down of CDN services within public cloud services and more stringent project selection of enterprise cloud services, which we believe will contribute to increase our margin and benefit our long-term high-quality development.

Our Cloud Platform

We are dedicated to providing high-quality cloud solutions to businesses and organizations across various sectors. We have built a cloud platform consisting of extensive cloud infrastructure, advanced cloud-native products, industry-specific solutions, and end-to-end services. Cloud infrastructure is the foundation of our cloud platform. It consists of hardware, software components and network resources that are needed to support the delivery of cloud products, primarily as public cloud services, to customers. Leveraging our cloud infrastructure, we provide various advanced cloud products that can be utilized to design different solutions to meet various business needs. We have designed various industry-specific solutions which consist of a selection of cloud products to cater to customer demands across different industries. Instead of merely providing cloud solutions to facilitate the entire cloud adoption process, we also offer end-to-end fulfillment and deployment services, ranging from planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade.

The following chart illustrates our cloud platform:

End-to-end Fulfillment and Deployment
Planning
Solution Development
Fulfillment & Deployment
Maintenance & Upgrade
Industry-Specific Solutions
Video
Public Service
Healthcare
Gaming
Financial Service
Electric Vehicle
Collaboration OA
E-commerce
VR/AR
...
Advanced Cloud Products
Database
Big Data
Edge Computing
Micro-services
Container
Network
Storage
Delivery
Security
Computing
...
Extensive Cloud Infrastructure
101101
011010
101011
Data centers
Physical servers
Network nodes
BGP bandwidth

●	Extensive cloud infrastructure. We have established extensive cloud infrastructure which is the foundation of our cloud platform. As of December 31, 2022, we had approximately 110,000 servers, and achieved exabyte-level (which equals to 1,000,000,000 gigabytes) storage capacity.
●	Advanced cloud-native products. Our cloud is architected specifically for customers to run business in an elastic and distributed manner required in disruptive business models. We, as an early mover in serving internet customers, have cultivated proprietary cloud-native technology and have successfully commercialized our technology capabilities through advanced cloud products.
●	Industry-specific solutions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals and have established market presence through dedicated execution.
●	End-to-end fulfillment and deployment. We serve our clients throughout the whole cloud adoption process. At project initiation, we provide planning services with in-depth industry know-how, setting the overarching route for cloud migration. We have customized procedures to help customer to smoothly migrate their mission-critical data and applications on to our cloud platform. With our in-house fulfillment and deployment professionals, we adhere to consistent high standards at every stage of cloud adoption and commit to quality deployment.

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

Computing

Our cloud computing products provide on-demand high-performance computing resources, offering availability, agility, scalability and flexibility. In addition, we also offer other cloud products including cloud network, database, data warehouse, big data and security products.

Cloud Computing

Our cloud computing products primarily include:

●	Kingsoft Cloud Elastic Compute (“KEC”): KEC provides flexible and scalable computing capacity, enabling developers to easily perform large scale computing and deployment in the required server environment. Cloud servers can be deployed at any time on-demand to improve operation and maintenance efficiency. Powered by our automatic scaling technology, users are able to automatically adjust the computing resources based on their business needs, thereby enhancing the efficiency of computing power consumption and reducing the total cost of usage. For users with strong demands for on-premise resource allocation, security and compliance, we also offer Kingsoft Cloud Dedicated Host (“KDH”) to provide an exclusive virtual resource pool.
●	Kingsoft Cloud Bare Metal Servers Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. Users can easily manage the EPC server ’s network configuration, storage configuration and operating system interface.
●	Kingsoft Cloud GPU Elastic Physical Compute (“GEPC”): GEPC provides accelerated computing based on GPUs. It can be used in scientific computing, deep learning, image rendering, and GPU-based audio and video codec scenarios to provide stable, fast and elastic computing services and convenient unified cloud server management services.
●	Kingsoft Cloud Edge Node Computing (“KENC”): KENC is a distributed edge computing resource pool. It provides customers with edge virtual machines, edge dockers, network security groups, load balancing, virtual private cloud and other functions. It helps users reduce access delay, save costs, and enables integration of more industry-specific applications.
●	Kingsoft Cloud Container Engine (“KCE”): KCE is developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services we offer. It provides users with reliable and scalable container management services with high performance.
●	Kingsoft Cloud Container Instance (“KCI”): KCI provides a server-less container service that helps users to manage the full life-cycle of their containers in the cloud without purchasing or managing the underlying servers. Based on KCI, we provide users with container services that are fully compatible with the Kubernetes ecosystem. Users can directly deploy containerized applications and manage them in a Kubernetes-native way without the need to purchase or manage underlying nodes. This facilitates the deployment of Kubernetes applications.

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

●	Server Load Balancing (“SLB”): SLB is a network service that distributes traffic to multiple cloud servers within a computing cluster. Traffic distribution can quickly improve the external service capability of the application system. SLB hides the actual service port, enhances the security of the internal system and improves the availability of the application system by eliminating single point service failures.
●	Elastic IP (“EIP”): EIP is an IP address associated with the user account, which can be bound to any cloud server, cloud physical host or load balancing of the user. With EIP, users can quickly re-map an address to another cloud server, cloud physical host or load balancing in their accounts to shield instance failures.
●	Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated connection or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to a VPC network, which also allows users to establish and manage security policies and network access control policies. We also provide peering service to connect two VPCs for data synchronization, enable users to reside multiple VPCs across different regions.
●	Cloud Enterprise Network: Cloud Enterprise Network enable customers to establish connections between different VPC networks, and between VPC networks and local data centers. Cloud Enterprise Network features fast, high-quality and secured transmission, helping customers build an enterprise-level network.

Cloud Database

We have a full stack database product portfolio, primarily including relational databases and NoSQL databases, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and loss less data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

●	Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that can be used at any time. It has multiple security protection features and an optimized performance monitoring system, and provides database backup, recovery and optimization features. We offer various versions of KRDS at users’ choice based on the type of their servers.
●	Kingsoft Cloud NoSQL Database: In addition to relational databases, we also offer NoSQL databases, which are non-tabular databases built for specific non-relational data models and have flexible schemas for building modern applications. Based on the types of data, we offer high-performance, stable and reliable NoSQL database for Redis for key-value storage, NoSQL database for MongoDB for document storage, and NoSQL database for Influx DB for time series data.
●	Dragon Base: We provide distributed database Dragon Base for enterprises and organizations. Featuring distributed deployment, high availability, smooth up-scaling, and enterprise-level security, Dragon Base focuses on solutions to address customer ’s needs on massive data storage and high-concurrency operation and it also provides supportive systems and facilitate automated performance monitoring, operation, maintenance and security audit. Our Dragon Base were identified as one of the industry leaders in 2021 by Frost & Sullivan.

Data Warehouse

●	Kingsoft Cloud Data Warehouse (“KDW”): KDW is data warehouse service deployed on a massively parallel processing architecture, enabling users to use a large number of computers to simultaneously perform coordinated computations in parallel and thus enhancing computation performance. It is a large-scale PB-level cloud database warehouse solution with smooth upscaling ability that supports the separation of computing and storage, multi-dimensional online data analysis and retrieval, and offline data processing. KDW enables interactive query and analytics of massive relational data and is advantageous in both internet and traditional industries.

Big Data

We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data platforms. Our key big data products include:

●	Kingsoft Cloud MapReduce (“KMR”): KMR is a cloud big data platform allowing users to process vast amounts of data quickly and cost-effectively at scale. KMR gives users the engine and elasticity to run large-scale analysis at a fraction of the cost of traditional on-premise clusters.
●	Kingsoft Cloud DataCloud (“DataCloud”): Based on a cutting-edge data processing framework, DataCloud provides one-stop cloud-based data services, including data consolidation, integration, processing, management and analysis. DataCloud can be deployed on-premise to enhance control and security. With the help of DataCloud, through advanced data lake architectures, users can manage and process ultra-large-scale structured and unstructured data, build data-lake architecture, and create middleware data platform for enterprise data. It empowers users with full lifecycle data management capability.
●	Kingsoft Cloud Elasticsearch Service (“KES”): KES is a cloud-based, fully managed service based on the open source search engine, Elasticsearch. It integrates Kibana, a data visualization dashboard software, and common plug-ins to provide near-real-time storage, search, and analysis features that allow user to manage ultra-large datasets in a visualized, real-time and efficient manner.
●	KDC: KDC is a cloud-based big data platform that supports 39 data sources for collection and integration. It also supports standard OpenAPI services. KDC help enhances data governance by introducing new data modeling and standard modules for development governance. It also features data exploration that supports scenarios such as data lake, cross-lake query, query federation, and interactive query.
●	KDE/KCDE: KDE and KCDE are our big data engine products. KDE supports rollout upgrade and restart, and is able to complete cross-availability zone and cross-region disaster recovery plans for ElasticSearch modules. KCDE integrates features of KDE and supports hybrid deployment, providing enhanced control by users.

Cloud Security

We provide users with a full range of high-quality cloud security products to effectively address cloud service abuse issues and provide users with secure, stable and reliable cloud services. Our key cloud security products include:

●	Kingsoft Cloud Advanced Defense (“KAD”): KAD is a managed Distributed Denial of Service (DDoS) protection service that safeguards our users’ applications running on our cloud from attack.
●	Kingsoft Cloud Host Security (“KHS”): KHS ensures all-round host security for cloud server and EPC, and is able to quickly identify security problems, monitor security status and comply with security requirements.

●	Kingsoft Cloud Web Application Firewall (“WAF”): WAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy WAF without altering any system structure.

Cloud Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises upon request. Our key cloud storage products include:

●	Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a massive, low-cost, secure and highly reliable distributed cloud storage product to address users’ pain points such as storage expansion, data security and distributed access. KS3 offers exabyte-level storage with high queries per second per single bucket. Users can conveniently store and retrieve various data files such as pictures, audio, video and text.
●	Elastic Block Storage (“EBS”): EBS is a block-level data storage service provided for cloud server instances that can be connected to any running KEC instance in the same data center. EBS features high availability, reliability, flexibility and ease of use. It also supports advanced features such as snapshots and mirroring.
●	Kingsoft Cloud File Storage (“KFS”): KFS is a file storage service for KEC, EPC and container services. With standard file access protocols, users do not need to modify existing applications. KFS offers users a distributed file system with unlimited capacity, performance scaling, single namespace, multi-party sharing, high reliability and availability.
●	Kingsoft Cloud Archive Storage (“KArchive”): KArchive provides offline storage services that are cost-effective, reliable, and easy to manage. It applies to long-term archive and redundancy backup of a large amount of data.
●	KingStorage: KingStorage series are enterprise-level hybrid cloud storage products that include distributed blocks, files and objects cloud storage resources. They provide cloud native benefits and address customers’ demands for massive data storage, while ensuring high reliability and seamless compatibility with customers’ original IT infrastructure.

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

With 5G deployment and advancement of edge computing, we continue to upgrade our cloud delivery network with more connected nodes and reiterate the advantages of our cloud delivery products. Streaming content represents a significant portion of the internet traffic, and is a major application scenario of our cloud delivery products. Streaming content captures a large share of users’ time spent as it becomes the key distribution medium for various industry verticals, such as entertainment, e-commerce, education, traveling and advertising. Leveraging the relationship we built with our clients through our cloud delivery products, we have the natural advantage to cross-sell other cloud products, such as computing, storage and database products, to explore additional monetization opportunities.

●	Kingsoft Cloud Live-video Service (“KLS”): KLS is a network system based on Kingsoft Cloud’s comprehensive IaaS infrastructure. Through industry-leading video-encoding technology and powerful distribution capacities, KLS provides low-latency, high-concurrency, and stable live streaming services. KLS supports live streaming upload and download acceleration, as well as real-time transcoding, recording, watermarking, screenshots, second-level streams status management, delayed playback and many other value-added functions and applications. Meanwhile, KLS can be seamlessly integrated with the PaaS platform of Kingsoft Cloud Video Cloud, and it features fast access, multi-terminal adaptation, multi-protocol support, and easy-to-use.

●	Kingsoft Cloud Media Transcoder is a distributed system for multi-media processing service. Based on the deep learning of massive multimedia data, Kingsoft Cloud Media Transcoder establishes a scientific video quality evaluation system, combined with powerful encoding/decoding technology, to provide fast, intelligent and stable media processing service.
●	Kingsoft Cloud Edge Computing Network (“KECN”): KECN is a distributed edge computing network that supports edge computing scenarios such as edge bandwidth, AI inference, image rendering, gaming and IoT. We have established an end node network covering most regions and operators in China and ensuring high-speed and low-latency for customers.
●	Kingsoft Cloud Delivery Network (“KCDN”): KCDN is a distributed network consisting of server clusters of edge nodes covering different regions, which distributes user content to edge nodes, effectively resolves the congestion of an internet network, and improves the response speed of users to visit the websites and the availability of the websites.
●	Kingsoft Cloud Image Enhancement (“KIE”): KIE is an intelligent image enhancement product, which is able to recover and enhance image details by deep learning algorithms. It can also enhance resolution and output high-quality images.
●	Kingsoft Cloud Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. It uses deep-learning-based denoise and enhance algorithms to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video codec.

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

The key value we bring includes:

●	Scalability at large scale: Galaxy Stack enables large-scale physical node deployment, massive tenant management and customer service capabilities, which strongly support customers’ massive business operations. Customers can easily adjust the physical node deployment based on their real-time demands.
●	Security: Privatized deployment meets the requirements of enterprises and organizations for high-grade information security protection, data security and business continuity.
●	Autonomous control: Galaxy Stack supports customers’ autonomous control operation and maintenance.

We have been dedicated to upgrading our Galaxy Stack product, including introducing new features in IaaS, PaaS and key operating areas, to strengthen our capability to meet customers’ evolving needs. For example, in 2022, we launched approximately 80 new features, such as:

●	IaaS
o	Cloud network – we introduced a new virtual IP cloud network products with high availability, as well as other key features such as destination network address translation (“DNAT”) and Secure Socket Layer Virtual Private Cloud (“SSL VPN”).

o	Cloud storage – our cloud storage now supports Quality of Service (“QoS”) configuration, allowing precise control and management of cloud storage products; our object storage products are upgraded to include features such as version control and service-end encryption to ensure data security; our file storage products now support better management of access control.
●	PaaS
o	Cloud database – we expanded our product portfolio by introducing three new products, namely DTS with, ClickHouse and Cassandra.
o	Big data – we expanded our product portfolio by introducing four new products, namely Klog, Elasticsearch, RocketMQ, and ZooKeeper.

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

The following diagram illustrates details of our solutions:

Vertical Industries Dedicated
Video Cloud Solutions
Public Service Cloud Solutions
Healthcare Cloud Solutions
Game Cloud Solutions
Financial Service Cloud Solutions
...
Integrated Public Cloud and Enterprise Cloud Solutions
SaaS
Applications
Office Automation
Security And Other guarantees
System Applications
Asset Management
System Administration
Anti-Virus System
......
PaaS
Data
Database
Cache Database
Big Data
Deep Learning Platform
Data Analysis Platform
Hosted Hadoop
Machine Learning Platform
Platform
Container Platform
IaaS
Computing
KEC
EPC
ESSD
GEPC
KENC
......
Delivery
KLS
KIE
KECN
KSHD
KCDN
......
Storage
KS3
KArchive
EBS
King Storage
KFS
......
Security
KAD
KHS
KWAF
......
Extensive Cloud Infrastructure and Advanced Technologies
Cloud Native
Virtualization
Distributed Storage
Software Defined Network
Cloud Delivery
Data Lake and Data Analytics

Video Cloud Solutions

We started to offer video cloud solutions in 2016, prior to the explosive growth of the video industry in China. Our full stack video cloud solutions offer various state-of-the-art deep learning algorithms, including cloud trans-coding, image enhancement, smart high definition, dark image enhancement. Our holistic intelligent video cloud solutions serve both on-demand video and live streaming companies, offering a high-capacity and elastic cloud delivery network built on our industry-leading containerized edge computing platform. To meet the large-scale and high-quality cloud delivery requirements of these companies, our video cloud solutions combine core technologies such as intelligent video processing algorithms and multi-link optimization to provide enhanced cloud delivery services beyond traditional content delivery services. For on-demand videos, we offer video upload, distributed encoding, media resource management and on-demand delivery. For live streaming, we offer delivery acceleration, real-time encoding, live recording and storage. Our video cloud solutions can be accessed through a management system or API/SDK.

We are among the first cloud companies providing cloud solutions to companies engaged in video business and have amassed a high-profile customer base including Bilibili and Zhihu.

The key value we bring includes:

●	High speed: Our video cloud solutions provide a quick and uninterrupted video streaming and archiving experience.
●	Stability: Our video cloud solutions offer high stability and ensure performance. The distributed network eliminates incidents and disruptions, which can effectively lower packet loss rate.
●	Security: Our video cloud solutions are able to maximize data security by configuring authentication settings for content.
●	High definition: Our video cloud solutions provide optimized encoding and decoding solutions that allow 4K-8K ultra high definition video transmission through the internet.

Public Service Cloud Solution

Our public service cloud solutions are based on the public cloud architecture and can be easily and quickly deployed. These cloud solutions help public service organizations enhance productivity and efficiency. With capabilities of cloud computing and big data, public service organizations can achieve the goal of data integration, simplifying streamlining processes, improving efficiency, ensuring safety and reducing costs and realizing digital transformation.

The key value we bring includes:

●	Digitalization: Public service organizations are able to connect data across multiple departments, improve work efficiency and enhance security, which ultimately realize digital transformation.
●	Reliability: The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.
●	Comprehensiveness: We can provide a series of services from the construction of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.

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

The key value we bring includes:

●	Digitalization: Leveraging our comprehensive Picture Archiving & Communication System (“PACS”), we provide solutions of medical image storage, sharing, management, quality control, and related applications. We help healthcare institutions develop a complete medical image ecosystem by leveraging unified data resources, data processing and computing to support unified system construction, deployment, and service solutions. We help healthcare institutions and hospitals improve radiology workflow, better manage the storage of images, and realize healthcare interoperability.
●	Intelligent and collaborative operation: We help customers build regional healthcare platforms with unified cloud infrastructure, cloud-native technology for the middle office, big data platforms and medical resource systems. We provide DataOps capability to help the healthcare industry solve data silos, improve collaboration and the automation of data flow, and enhance collaborative synergies among regional healthcare systems.
●	Low cost construction and on-demand use: All the application systems are based on the cloud computing architecture and can be used as needed without heavy assets investment.
●	Improving private medical service capability: The solution represents a cloud upgrade for grassroots information system to provide private medical services and enhance functions such as intelligent assistance and remote medical service, which significantly improves private medical service capability.
●	Implementation of hierarchical diagnosis and treatment system: The solution breaks the information barrier between superior and subordinate medical institutions in the same region, which realizes information interaction and data sharing.

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

The key value we bring includes:

●	High concurrency: Our game cloud solutions can effectively reduce the system requirements and pressure for game servers through large-scale and simultaneous cloud computation, which in turn allows for a large number of concurrent players.
●	Low latency: Developed upon our extensive network infrastructure across the world at large scale, we are able to satisfy game companies’ demands for low latency and enable them to deliver high-speed game experiences.

●	Security: Our game cloud solutions offer various security protections against isolated incidents and security failures to ensure player experience is not affected and to maintain high-availability at all times.
●	Failure recovery: By integrating high-quality EBS, Elastic IP and SLB products, our game cloud solutions enable game companies to easily recover from failures in application or underlying layers within seconds.
●	Disaster recovery: Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center.

Financial Service Cloud Solutions

We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in financial service sector. We have pioneered the private deployment of public cloud technologies, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation, and allow them to unleash the value of data assets. For example, our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. Furthermore, we acquired Camelot in September 2021 to further enhance our financial service cloud solutions. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. The key value we bring includes:

●	Digital transformation: Our customized financial service architecture solutions, by providing high-performance cloud computing service at lower costs, enable financial institutions to achieve digital transformation and migrate to cloud.
●	Cloud native benefits: Our financial service cloud native solutions enable financial institutions to enjoy various benefits brought by cloud technologies, including high security, reliability, availability and flexibility.
●	Business innovation: Our intelligent financial service solutions equip financial institutions with big data analytics capabilities, enabling them to easily and efficiently realize business innovations.

Other Solutions

Our cloud solutions also cover various other industries, such as intelligent mobility, e-commerce, office automation, artificial intelligent and mobile internet in general, among others.

In terms of new technology trend, we have been closely following the development of large language models, especially since the debut of GPT 3.5. These models require massive computing power and data, making cloud computing a natural fit and an essential enabler for both model training and inference. Our market-tested solutions can be rapidly deployed on demand. As major cloud service providers affiliated to internet conglomerates in China generally are developing their own large language models, our neutrality makes us the ideal partner of choice for large numbers of independent model developer firms. We aim to strengthen our cooperation with Xiaomi group and Kingsoft Group to approach this emerging area strategically. We also expect our comprehensive IT capabilities underpinned by Camelot to capitalize on increasing opportunity in consulting, process reengineering, deployment and maintenance as these model-enabled solutions mature and are widely adopted in the future.

Camelot Group

We acquired Camelot Group, a provider of enterprise digital solutions and related services, in September 2021 to further enhance our enterprise cloud services. Camelot Group’s services mainly include but not limited to, the design, coding, testing, adjustment of system or software, which do not require VATS Licenses or fall within any restricted or prohibited categories for foreign investment pursuant to the 2021 Negative List. Particularly, Camelot Group offers comprehensive digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. As compared to our enterprise cloud solutions which focused on cloud infrastructure and platform, Camelot Group’s services are more focused on software- and application-levels. We believe that the services offered by us and Camelot Group are complementary to each other, and collectively enable us to provide end-to-end cloud solutions, from infrastructure and platform to software and application, to customers. Camelot Group primarily charges customers based on performance completed to date.

We expect to benefit from our acquisition of Camelot Group in the development of our enterprise cloud services by leveraging Camelot Group’s nationwide project execution capacities and resources across China, deep industry know-how, and long-standing client relationships, among others.

●	Project execution. We are integrating the solution development and service teams of Camelot Group into ours. By integrating Camelot Group’s nationwide project execution capacities and resources across China, including approximately 8,000 personnel based in Beijing, Anhui, Jiangsu, and Hubei, among others, we are able to further accelerate and enhance the implementation of enterprise cloud service projects with lower costs, improved efficiency, and higher value. For example, during the COVID-19 pandemic, we have successfully built the cloud-based healthcare information management system for a provincial digital health project in China. For enterprise cloud projects with requirements for on-site fulfillment, deployment and configuration services, we consider the locations for project sites, Camelot Group’s personnel and Kingsoft Cloud’s personnel, staff compensation for Camelot Group’s personnel and Kingsoft Cloud’s personnel, among others, to form a project execution team that can fulfill customer requests amid challenging pandemic environment. Moreover, we are expected to optimize cost efficiency levering Camelot Group’s nationwide network due to the reduced traveling costs and staff compensation.
●	Deep industry know-how. Camelot Group have extensive experience and expertise in providing software- and application-level services. When customers have business demands for specific application scenarios, Camelot Group’s developers are able to better understand and respond to customers’ needs in a more cost-efficient manners as compared to our cloud architects and engineers who may not have the expertise at application-level. Moreover, leveraging Camelot Group’s deep know-how in the financial industry, it has developed a suite of comprehensive digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services can be readily provided to players in the industry.
●	Long-standing client relationships. Camelot Group’s software- and application-focused offerings complements our services which focused on infrastructure and platform underlying the software and applications, and thereby enable us to provide customers with end-to-end cloud solutions. Moreover, we are able to explore cross-selling opportunities between the customers of Camelot Group and us. We are able to sell cloud products to customers using Camelot Group’s services, and sell Camelot Group’s services to customers using our cloud products. For example, we have successfully sold Camelot Group’s services to WPS Office, our existing Premium Customer and related party. Since our consolidation of Camelot Group in September 2021, we have provided trainings to sales and marketing personnel of both Kingsoft Cloud and Camelot Group, and familiarize them with each other’s service offerings to enhance cross-selling. During the communications with existing or potential customers, if one’s sales personnel identified potential business opportunities for the other, they would refer and introduce the other’s sales personnel to such customer.

Our Infrastructure and Technologies

We are dedicated to providing customers with secure and compliant cloud services and our industry-leading cloud infrastructure and technologies have been the key to our success.

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2022, we owned two data centers and approximately 110,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing significantly in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase servers, network equipment, network resources and lease data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

Cloud Technologies

We create and apply cutting-edge technologies to drive our development of products and solutions. Our core technologies include:

Cloud Native

Leveraging our proprietary container architecture, our cloud native technologies are applied using zero-performance loss bare metal servers. We provide core cloud native capabilities including microservices engines, service mesh solutions, DevOps systems and functional computing. Integrated with our cloud native security system, our solutions provide customers scalable, reliable, and flexible cloud native infrastructure. We have upgraded our container architecture to support configuration of storage and network at component-level. We also introduced a lite version of container service to support deployment within the customers’ infrastructure. Leveraging our new container architecture, the performance of our cloud servers has increased by 50% as compared to the previous version, while reducing network resources required by 70%. We also developed new serverless cloud function technology that supports programming languages such as Python, Go, Node.js, etc.

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

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB775.1 million, RMB1,043.8 million and RMB971.2 million (US$140.8 million) of research and development expenses in 2020, 2021 and 2022, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We focus on building and maintaining a large pool of talented researchers to drive our research and development efforts. We provide rigorous training to new recruits to familiarize them with our platform and thereby closely integrate them into our research and development staff. We had a team of approximately 1,223 engineers, researchers, programmers and computer and data scientists as of December 31, 2022. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

The development of our cloud products and solutions is underpinned by our strong R&D capabilities. Our continuous investments in research and development activities result in a wealth of intellectual properties. As of the date of this annual report, we have registered 744 patents, 697 trademarks, 734 copyrights, and 125 domain names in China and overseas.

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

As of the date of this annual report, we have registered 744 patents, 697 trademarks, 734 copyrights, and 125 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

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

In April 2023, we published our ESG report for 2022. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.

Governance on ESG matters

Our Board is the highest decision-making body for ESG governance and fully accountable for our ESG strategy and reporting. At governance level, the Corporate Governance Committee (defined herein) supervises the Company’s ESG-related work. Furthermore, we have established a risk control committee (the “Risk Control Committee”) at management level in 2021 to oversee ESG-related risks. The Risk Control Committee oversees and manages ESG-related risks, and engages in communication with stakeholders on ESG matters. Each ESG-related department is responsible for the implementation of ESG management strategies and reports to the Risk Control Committee on the progress of ESG work.

ESG Strategy and Policy

Our mission is to become the customers’ trusted partner to embrace digitalization. We believe that long-term responsibility and commitment to not only our employees, but also to the industry, the environment and society is paramount to our long-term sustainable development. We always adhere to the national development strategy, meet the expectation of stakeholders, and actively improve the ESG management. As a technology-driven company, we integrate ESG into our business operations and daily management, promoting our development and performance in the environment, society, and governance from six pillars: business ethics, responsible operation, talent development, green development, sustainable supply chain, and corporate responsibility.

ESG-related Risks and Opportunities

As of the date of this annual report, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations. It is also expected that the climate-related risks such as extreme weather conditions would not have a material impact on our operation in the short, medium and long terms. Nonetheless, our management have been assessing and managing business risks and opportunities. The below diagram sets forth the ESG-related issues that we consider material to us and our stakeholders, with the relative importance demonstrated.

Responsible Operations

We are committed to upholding the value of “Building Success based on Technology,” driven by technical innovation and dedicated to providing our customers with premium products and services. Aiming to become the most reliable cloud partner for our customers, we remain steadfast in our commitment to supporting the healthy development of businesses while adhering to responsible operational practices. Our efforts in responsible operations include, among others, the following:

●	With a firm commitment to our original intention and goal of “providing industry-leading premium cloud services as the most reliable cloud partner for customers”, we are dedicated to offering top-notch cloud services. We have made every effort to improve the quality of our products and services over time covering their entire life cycle. We implement standardized, systematic, and comprehensive measures to ensure business continuity and stability.
●	Adhering to the concept of “user privacy first and information security first”, we strive for user privacy protection and data security. We have made efforts constantly in management system, workflow and data security awareness promotion to lay a solid foundation for data security protection, and provide users with safe and quality experience. See “—Data Privacy and Security.”
●	Guided by the management philosophy of being “technology oriented”, we increased our investment in technology innovation, encouraging technology innovation in terms of technical talents, culture, and organization, to lead the development of the enterprise with high quality.
●	With the belief of Cloud for Good, we contribute to society by leveraging our cutting-edge technology. In 2022, we contributed our efforts in health care, government affairs, and housing.

Talent Development

We are committed to creating a happy workplace environment for our employees that is founded upon principles of equality, respect, diversity, inclusivity, and safety. We keep improving our talent retention, promotion, and compensation and welfare system, providing access to rich and diverse learning resources and development opportunities to ensure our employees’ workplace experience and enhance their sense of happiness and belonging.

Green Development

We do not operate any production facilities, and thus we are not subject to significant health, workplace safety or environmental risks. Nonetheless, we are committed to innovating products and services that empower businesses in a way that also protects the environment and resources that we share on this planet. We pay close attention to climate change, strengthens the identification and governance of climate risks, adheres to low-carbon operations, integrates the concept of green environmental protection into the daily work of data centers and office buildings. We have set reasonable environmental goals, and continuously fulfilled its green operation commitment with practical actions.

Sustainable Supply Chain

We are committed to building a sustainable supply chain system, continuously optimizing supplier management mechanisms, adhering to the supplier life cycle management approach, practicing responsible procurement programs. We focus on supplier initiatives in environmental protection and low carbon, employee rights and interests, guide and supervise suppliers’ construction in ESG, and establish win-win partnerships with suppliers.

Corporate Responsibility

We perform our responsibility as a corporate citizen with our industrial advantages to support the public welfare programs in communities. We actively communicate with communities about their demands, and conduct targeted management for public welfare programs and put resources needed in place to ensure the effective implementation of these programs.

Licenses and Permits

The following table sets forth the details of the material licenses and permits necessary for the operation of our business in China.

Entity Holding the License/
License/Permit	Permit	Grant Date	Expiration Date
VAT License	Kingsoft Cloud Network	July 22, 2020	March 18, 2024
VAT License	Kingsoft Cloud Network	February 24, 2021	March 27, 2028
VAT License	Beijing Jinxun Ruibo	September 30, 2021	June 24, 2027
VAT License	Beijing Jinxun Ruibo	February 18, 2022	February 18, 2027
VAT License	Kingsoft Cloud Information	January 17, 2019	January 17, 2024
VAT License	Kingsoft Cloud Information	September 30, 2021	September 30, 2026
VAT License	Kingsoft Cloud Network	November 28, 2017	October 9, 2027
VAT License	Nanjing Qianyi	April 9, 2018	December 30, 2027
VAT License	Nanjing Qianyi	April 3, 2018	September 27, 2027
VAT License	Wuhan Kingsoft Cloud	December 14, 2018	December 14, 2023
VAT License	Wuhan Kingsoft Cloud	September 30, 2021	December 14, 2025
VAT License	Shanghai Jinxun Ruibo	January 24, 2022	January 24, 2027
VAT License	Shenzhen Yunfan	April 29, 2022	October 26, 2025

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally not open up or restricted to foreign investment, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

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

Article 10 of the Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network product or service or data processing activities that will or may affect national security, and the PRC government authorities may have discretion in the interpretation and enforcement of these measures.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the Measures for the Security Assessment of Cross-border Data Transmission were promulgated by the CAC and came into effect on September 1, 2022. According to these measures, data processors shall be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transmission cover (1) overseas transmission and storage by data processors of data generated during PRC domestic operations, and (2) access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. As these measures came into effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, the Opinions of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Several Issues Concerning the Application of Criminal Procedures in Handling of Criminal Cases Involving Information Networks, which took effect on September 1, 2022, further provide detailed procedures on facilitating the handling of criminal cases of (i) refusing to perform the obligation of managing the security of the information networks, (ii) illegally using the information networks, or (iii) assisting in the criminal activities of the information networks.

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

Regulation Related to Anti-Monopoly

The PRC Anti-monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings conducted illegally that may have the effect of eliminating or restricting competition. The amended PRC Anti-monopoly Law increases the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The amended PRC Anti-monopoly Law also proposes for the relevant authority to investigate any concentration where there is evidence that such concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. In addition, the amended PRC Anti-monopoly Law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry as well as concentration filing procedures for business operators, including those involving variable interest entities. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. As these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

On March 10, 2023, the SAMR promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023.These provisions specify and refine the relevant provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the relevant conditions are met. Such conditions include an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter relevant market, consistency of undertaking behaviors, market structure, transparency of relevant markets, homogeneity of relevant commodities, etc. These provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. In addition, these provisions also clarify the legal responsibility of relevant subjects under different circumstances. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply.

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

Furthermore, on December 30, 2022, the National People’s Congress released the draft version of the Value Added Tax Law of the People’s Republic of China, or the Draft VAT Law. If passed, the Draft VAT Law will consolidate China’s current VAT regulations into one overarching piece of legislation. The Draft VAT Law was released only for soliciting public comments at this stage and thus substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings or listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after the completion of any subsequent securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder, including (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (iii) change of listing status or transfer of listing segment; (iv) voluntary or mandatory delisting. In addition, where the main business of an issuer undergoes material change after overseas offering and listing, and is therefore beyond the scope of business stated in the filing documents, such issuer shall follow the relevant reporting requirements within three working days after occurrence of the changes. For violations of these provisions or measures, the competent Chinese authorities may impose administrative regulatory measures, such as orders for correction, warnings, fines, and may pursue legal liability in accordance with law.

Furthermore, on February 24, 2023, the CSRC, together with certain other PRC governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (“Revised Confidentiality and Archives Administration Provisions”), which came into effect on March 31, 2023. According to the Revised Confidentiality and Archives Administration Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the relevant laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event such documents or materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level with the approving authority; in the event that such documents or materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Chinese companies shall also provide a written statement of the specific state secrets and sensitive information provided when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection. According to the Revised Confidentiality and Archives Administration Provisions, where overseas securities regulators or relevant competent authorities request to inspect, investigate or collect evidence from Chinese domestic companies concerning their overseas offering and listing or their securities firms and securities service providers that undertake securities business for such Chinese domestic companies, such inspection, investigation and evidence collection must be conducted under the cross-border regulatory cooperation mechanism, and the CSRC or competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanism.

4.C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities, and their equity interest holding.

Notes:

(1)	Pursuant to the Camelot Merger Agreement, after a series of mergers involving among others, Benefit Overseas Limited and Dreams Power Ltd., Camelot has been merged with and into Iridescence Limited, a company incorporated under the BVI laws and wholly-owned by our Company.
(2)	The remaining equity interests in Camelot Technology Corporation Limited (“Camelot Technology”) were held by Shanghai Jiawo Yunfan Investment Center (Limited Partnership) as to approximately 7.05% and Tongxiang Jiawo Yunfeng Equity Investment Partnership (Limited Partnership) as to approximately 0.72%. All of these minority shareholders of Camelot Technology are independent from us.
(3)	Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Qiu Weiqin, who is a family member of a director of Kingsoft Corporation, respectively, as registered owners. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned as to 80% and 20% by Ms. Qiu Weiqin and Ms. Lei Peili who is a family member of Mr. Lei Jun, the chairman of our Board.
(4)	Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Tao Zou, our executive director and acting CEO, respectively, as registered owners.

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng, are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

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

Exclusive Consultation and Technical Service Agreement

Under the exclusive consultation and technical service agreement dated November 9, 2012, as amended and supplemented on November 29, 2019 and July 15, 2022, Beijing Kingsoft Cloud has agreed to exclusively provide the following services (among others) to Zhuhai Kingsoft Cloud:

●	the licensing of software, copyrights and know-how legally owned by Beijing Kingsoft Cloud;
●	the provision of comprehensive consultancy services related to business operation, management and technology;
●	the development, maintenance and updates of hardware and database;
●	the development of application software and related operational support and updates;
●	the provision of technical training for employees;
●	the collection and research of technical information; and
●	the provision of other related services as required by Zhuhai Kingsoft Cloud from time to time.

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

On July 18, 2018, Kingsoft Cloud Information and Yunxiang Zhisheng entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on November 29, 2019 and July 15, 2022 and contains terms substantially similar to the exclusive consultation and technical service agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Tao Zou replaced Mr. Yulin Wang as a registered shareholder of Kingsoft Cloud Information, the original exclusive consultant and technical service agreement entered into between Kingsoft Cloud Information and Yunxiang Zhisheng was terminated on August 24, 2022. On the same day, a new exclusive consultant and technical service agreement with substantially the same terms was entered into between Kingsoft Cloud Information and Yunxiang Zhisheng.

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

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a loan agreement with Yunxiang Zhisheng, under which Yunxiang Zhisheng agreed to provide Mr. Yulin Wang and Ms. Weiqin Qiu an interest-free loan. This agreement was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the loan agreements described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Tao Zou replaced Mr. Yulin Wang as a registered shareholder of Kingsoft Cloud Information, the original loan agreement entered into among Mr. Yulin Wang, Ms. Weiqin Qiu and Yunxiang Zhisheng was terminated on August 24, 2022. On the same day, a new loan agreement with substantially the same terms was entered into among Mr. Tao Zou, Ms. Weiqin Qiu and Yunxiang Zhisheng.

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

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an equity pledge agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was amended and supplemented on July 15, 2022, and contains terms substantially similar to the equity pledge agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Tao Zou replaced Mr. Yulin Wang as a registered shareholder of Kingsoft Cloud Information, the original equity pledge agreement entered into among Mr. Yulin Wang, Ms. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new equity pledge agreement with substantially the same terms was entered into among Mr. Tao Zou, Mr. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information. As of the date of this annual report, the equity pledges under the equity pledge agreement dated August 24, 2022 have been registered with the competent PRC regulatory authority.

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

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into an exclusive purchase option agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the exclusive purchase option agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Tao Zou replaced Mr. Yulin Wang as a registered shareholder of Kingsoft Cloud Information, the original exclusive purchase option agreement entered into among Mr. Yulin Wang, Ms. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new exclusive purchase option agreement with substantially the same terms was entered into among Mr. Tao Zou, Ms. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information.

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

On July 18, 2018, Mr. Yulin Wang and Ms. Weiqin Qiu entered into a shareholder voting right trust agreement with Yunxiang Zhisheng and Kingsoft Cloud Information, which was later amended and supplemented on November 29, 2019 and July 15, 2022, and contains terms substantially similar to the shareholder voting right trust agreement described above. With the change of the shareholding structure of Kingsoft Cloud Information, where Mr. Tao Zou replaced Mr. Yulin Wang as a registered shareholder of Kingsoft Cloud Information, the original shareholder voting right trust agreement entered into among Mr. Yulin Wang, Ms. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information was terminated on August 24, 2022. On the same day, a new shareholder voting right trust agreement with substantially the same terms was entered into among Mr. Tao Zou, Ms. Weiqin Qiu, Yunxiang Zhisheng and Kingsoft Cloud Information.

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structures of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud, Yunxiang Zhisheng and Kingsoft Cloud Information, do not violate any applicable PRC laws, regulations or rules currently in effect; and
●	the agreements among Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its shareholders, Yunxiang Zhisheng, and Kingsoft Cloud Information and its shareholders governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules and regulations currently in effect, and do not violate any applicable PRC laws, rules or regulations currently in effect.

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

4.D.Property, Plant and Equipment

Our current principal executive offices are located at Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease properties in Beijing and certain other cities where we operate with an aggregate of approximately 50,775.35 square meters as of December 31, 2022. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities. We also have two data centers in Beijing and Tianjin, China, to support our business.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5.A.Operating Results

Key Factors Affecting Our Results of Operations

Trends in China’s economic conditions and development of China’s cloud industry

Our business and results of operations are significantly affected by China’s overall economic conditions and the development of China’s cloud industry. The development of the cloud industry in China is expected to be driven by massive, high-growth demand from internet verticals, increasing penetration in traditional enterprises and public service organizations, the large-scale launching of new technologies, requirement for dedicated industry specific cloud services, favorable government policies, higher requirement on data compliance, data loss prevention and non-conflict of interest, demand for internet infrastructure construction, deepening digitalization, overseas expansion of Chinese companies, among others. As a market leader, we have captured, and are likely to continue to capture, the various market opportunities brought by the development of China’s cloud industry.

Nevertheless, unfavorable changes in China’s overall economy and cloud industry could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging cloud industry in China is entering into a new phase of digitalization and there are considerable uncertainties about its future growth. See “Risk Factors–Risks Relating to Our Business and Industry–If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements and preferences, our products and solutions may become less competitive.”

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers is 322, 597 and 537 in 2020, 2021 and 2022. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

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

Our ability to upgrade and expand our products and solutions

We have benefited from the upgrade and optimization of our products and solutions and have achieved rapid growth. Our future success is significantly dependent on our ability to further enhance the quality and optimize the portfolio of our products and solutions. Furthermore, we seek to improve the breadth and quality of our products and solutions, to develop products and solution that could meet the evolving demands of our customers, and to enhance our brand recognition, which thereby will allow us to capture additional market share, enjoy better economies of scale and improve our profitability.

Our ability to continue to invest in technology and infrastructure

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

Our ability to effectively control our costs and expenses

Our ability to manage and control our costs and expenses is critical to the success of our business. We have invested substantially in developing technology capabilities and infrastructure in order to provide our products and solutions. Also, we have been expanding into new verticals and developing new products and solutions, for example, we are capturing the market opportunity to provide enterprise cloud services to traditional industries and public service organizations. As a result, we expect our costs and expenses would increase along with the increase in our enterprise cloud revenues. While we expect our costs and expenses to increase as our business expands, we also expect them to decrease as a proportion of our revenues as we achieve more economies of scale and higher operating efficiency.

Our ability to compete effectively

Our business and results of operations depend on our ability to compete effectively in the verticals in which we operate. Our competitive position may be affected by, among other things, the scope of our solution offerings, the quality of our solutions and our ability to price our solutions competitively. We believe that our valuable insight and capabilities of enterprise services gained from Kingsoft Group, our neutrality, strong enterprise service capabilities, proprietary advanced technologies and prominent research and development capabilities differentiate us from our competitors and help us establish a high entry barrier difficult for our competitors to surpass. However, we are still subject to competition from a variety of players within our industry. Increased competition could materially and adversely affect our business, financial condition and results of operations.

Key Operating Metrics

We adopt a premium customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Therefore, we believe that a number of key operating metrics in relation to our Premium Customers, as presented in the table below to evaluate our business and measure our performance. We believe that these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

	For the Year Ended
	December 31,
	2020	2021	2022
Public Cloud Services
Number of Public Cloud Service Premium Customers	191	222	197
Average revenues per Public Cloud Service Premium Customers (RMB in million)(1)	26.4	27.3	26.7

Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	124	382	347
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)(1)	11.0	10.7	7.9
Total
Number of Premium Customers(2)	322	597	537
Average revenues per Premium Customer (RMB in million)(1)	20.0	17.0	14.9

Notes:

(1)	Due to the acquisition of Camelot Group in 2021, average revenues per Premium Customer for 2021 is calculated by dividing (i) the sum of (x) consolidated revenues of our Group generated from Premium Customers in 2021 and (y) revenues generated from Premium Customers of Camelot Group for the period from January 1 to September 3, 2021, by (ii) the number of Premium Customers for 2021.
(2)	The number of Premium Customers for the year ended December 31, 2021 includes customers of Camelot Group and Shenzhen Yunfan with revenue of over RMB700,000 for the same year. Premium Customers are determined based on the total revenues from customers, while Public Cloud Premium Customers and Enterprise Cloud Premium Customers are determined based on the revenues from public cloud services and enterprise cloud services, respectively.

Impact of COVID-19

The COVID-19 pandemic had impacts to our financial performance in the past, to the extent it affected the general economic status, our customers, suppliers, other business partners, and our own operations. However, as a result of the balance of our businesses with exposure to different verticals and revenue models, such impacts are mixed in direction. On one hand, (i) the pandemic may limit our ability to provide on-site services to customers and delay project deployment completion, and (ii) businesses negatively impacted by the pandemic may cut their procurement budget, including cloud budget. While the pandemic had immaterial impact on our operations for the year ended December 31, 2021, our business was materially impacted in 2022 by the resurgence of COVID-19 in China. Due to the pandemic in 2022, our operations have been negatively affected, and the bidding and deployment processes of our enterprise cloud projects have been slowed down. In response to the COVID-19, we have been normalizing the epidemic prevention and control measures in our operations.

On the other hand, the pandemic has been gradually accelerating cloud adoption as: (i) during the pandemic, people increasingly leverage the internet to fulfill daily activities from work, shopping, education to entertainment, which are increasingly supported by cloud infrastructure; (ii) the healthcare industry in China increasingly tap into cloud technology to meet the challenges of public health events; and (iii) enterprises and organizations experiencing business or operation fluctuations in the pandemic may consider cloud services to obtain more efficacies, better agility and cost control in the mid-to-long run. To embrace these opportunities and mitigate the pandemic’s adverse impact to our business, we have been continuously perfecting our scalable core technologies and products and investing into our solutions of selected verticals, especially in healthcare, financial services and public services, and we expect to bear fruit in the enormous digitalization market in the long run.

In addition, the pandemic has adversely affected the growth of our customers, especially in the internet sector. Some of our customers have been cutting budgets, including budgets for cloud services, to manage their profitability amid the market headwinds. Nonetheless, we are able to mitigate such adverse impacts with our positioning and strategies: first, our customers are enterprises, rather than individual consumers, therefore we are not directly impacted by the slowdown of consumer demand; moreover, to mitigate the risks associated with fluctuations in enterprises’ demand for our services due to adverse macroeconomic conditions affecting these enterprises, we have begun to strategically focus on verticals with great potential for cloud services, particularly financial services, healthcare and public service sectors. See also “Item 3 Key Information – 3.D. Risk Factors - Risks Relating to Doing Business in China - A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.”

However, the extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, such as the resurgence of COVID-19 in China in 2022, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. See “Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.”

Key Components of Results of Operations

Revenues

We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public Cloud Services Revenues	5,166,851	78.5	6,159,085	68.0	5,360,282	777,168	65.6
Enterprise Cloud Services Revenues	1,372,689	20.9	2,897,817	32.0	2,816,976	408,423	34.4
Others	37,767	0.6	3,882	0.0	2,849	413	0.0
Total Revenues	6,577,307	100.0	9,060,784	100.0	8,180,107	1,186,004	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, video, gaming, intelligent mobility, e-commerce, AI and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the financial service, public service and healthcare businesses, among others. We generally charge our enterprise cloud service customers on a project basis. We also charge enterprise cloud service customers based on performance completed to date.

Others. We also record insignificant revenues from other miscellaneous services that we provide on an ad hoc basis, which has not been and is not expected to be material to our business.

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	4,058,848	65.2	5,101,528	58.6	4,275,298	619,860	55.1
Depreciation and amortization costs	746,245	12.0	785,173	9.0	990,665	143,633	12.8
Fulfillment costs	1,206,679	19.4	1,851,342	21.3	396,767	57,526	5.1
Solution development and services costs	37,148	0.6	678,178	7.8	1,873,932	271,695	24.2
Other costs	171,404	2.8	293,275	3.3	213,907	31,013	2.8
Total cost of revenues	6,220,324	100.0	8,709,496	100.0	7,750,569	1,123,727	100.0

IDC costs primarily consist of (i) bandwidth costs, which represent the purchase of bandwidth usage rights from telecommunication operators, and (ii) rack costs, which cover fees we pay to the IDC operators for using the rack space, associated utilities and services.

Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets, such as servers, and intangible assets. Fulfillment costs are mainly generated by providing Kingsoft Cloud enterprise cloud services. Fulfillment costs mainly represent purchases of technology components from third parties, such as technology equipment, customized software and services, to fulfill the deployment of solutions. Solution development and services costs primarily represent payments to our solution development and services personnel for the development of products and solutions based on customers’ needs. Other costs consist of other miscellaneous costs associated with our solutions and services.

Operating Expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	775,130	49.5	1,043,811	48.3	971,216	140,813	36.2
Selling and marketing expenses	409,211	26.2	518,167	23.9	560,059	81,201	20.9
General and administrative expenses	379,892	24.3	601,702	27.8	1,149,677	166,687	42.9
Total operating expenses	1,564,233	100.0	2,163,680	100.0	2,680,952	388,701	100.0

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Staff expenses (excluding share-based compensation)	590,480	76.2	744,697	71.4	732,492	106,201	75.4
Share-based compensation	88,129	11.4	150,389	14.4	87,812	12,732	9.0
Other miscellaneous expenses	96,521	12.4	148,725	14.2	150,912	21,880	15.6
Total research and development expenses	775,130	100.0	1,043,811	100.0	971,216	140,813	100.0

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel, (ii) share-based compensation paid to sales and marketing personnel, (iii) marketing and promotion expenses, (iv) depreciation and amortization expenses, and (v) other miscellaneous expenses, primarily including office rental expenses. The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff expenses (excluding share-based compensation)	261,068	63.8	308,077	59.5	279,178	40,477	49.9
Share-based compensation	62,270	15.2	72,594	14.0	68,562	9,941	12.2
Marketing and promotion expenses	15,348	3.8	24,039	4.6	9,512	1,379	1.7
Depreciation and amortization expenses	841	0.2	50,559	9.8	148,797	21,574	26.6
Other miscellaneous expenses	69,684	17.0	62,898	12.1	54,010	7,830	9.6
Total selling and marketing expenses	409,211	100.0	518,167	100.0	560,059	81,201	100.0

General and Administrative Expenses

Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses and benefits paid to general and administrative personnel, (ii) share-based compensation paid to general and administrative personnel, (iii) credit losses primarily for account receivables and contract assets, and (iv) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses, professional service fees and offering costs in relation to our Hong Kong Listing (as defined herein). The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff expenses (excluding share-based compensation)	79,590	21.0	165,861	27.6	318,705	46,208	27.7
Share-based compensation	169,101	44.5	193,886	32.2	187,843	27,235	16.3
Credit losses	31,881	8.4	114,124	19.0	346,869	50,291	30.2
Other miscellaneous expenses	99,320	26.1	127,831	21.2	296,260	42,953	25.8
Total general and administrative expenses	379,892	100.0	601,702	100.0	1,149,677	166,687	100.0

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 9.7% from RMB9,060.8 million in 2021 to RMB8,180.1 million (US$1,186.0 million) in 2022, which was attributable to proactive scale-down of delivery services within public cloud services, and more stringent project selection of enterprise cloud services.

Public cloud services

Our revenues generated from public cloud services decreased by 13.0% from RMB6,159.1 million in 2021 to RMB5,360.3 million (US$777.2 million) in 2022, primarily driven by our proactive scale down of CDN services. To a lesser extent, the decrease of revenues was also due to softened economic condition driven by COVID-19 resurgence in 2022. For example, operations of companies in internet industries were negatively impacted by such economic condition and reduced their IT budget and purchases accordingly. Primarily as a result of the aforementioned factors, our number of Public Cloud Service Premium Customers decreased from 222 in 2021 to 197 in 2022.

Enterprise cloud services

Our revenues generated from enterprise cloud services decreased by 2.8% from RMB2,897.8 million in 2021 to RMB2,817.0 million (US$408.4 million) in 2022, primarily due to the negative impact of COVID-19 as well as our strategic focus on selected high quality projects. As many cloud service providers in China, our business strategies are expected to switch from revenue or scale orientation to profit orientation, driving the cloud service industry to enter an orderly development phase. Primarily as a result of the aforementioned factors, our number of Enterprise Cloud Services Premium Customers decreased from 382 to 347, and our average revenue per Enterprise Cloud Services Premium Customers decreased from RMB10.7 million in 2021 to RMB7.9 million in 2022.

Cost of revenues

Our cost of revenues decreased by 11.0% from RMB8,709.5 million in 2021 to RMB7,750.6 million (US$1,123.7 million) in 2022, primarily driven by (i) the decrease in IDC costs from RMB5,101.5 million in 2021 to RMB4,275.3 million (US$619.9 million) in 2022, in line with our adjustment of public cloud services, (ii) the decrease in fulfillment costs from RMB1,851.3 million in 2021 to RMB396.8 million (US$57.5 million) in 2022 and the decrease in other costs from RMB293.3 million in 2021 to RMB213.9 million (US$31.0 million) in 2022, mainly due to the decrease of revenues due to COVID-19 negative impacts, and our strategic focus on selected high quality projects.

Gross profit

As a result of the foregoing, our gross profit increased by 22.3% from RMB351.3 million in 2021 to RMB429.5 million (US$62.3 million) in 2022. Our gross profit margin increased from 3.9% in 2021 to 5.3% in 2022, primarily because of the optimization of revenue mix and our effective cost controls.

Research and development expenses

Our research and development expenses slightly decreased by 7.0% from RMB1,043.8 million in 2021 to RMB971.2 million (US$140.8 million) in 2022.

Selling and marketing expenses

Our selling and marketing expenses slightly increased by 8.1% from RMB518.2 million in 2021 to RMB560.1 million (US$81.2 million) in 2022.

General and administrative expenses

Our general and administrative expenses increased by 91.1% from RMB601.7 million in 2021 to RMB1,149.7 million (US$166.7 million) in 2022, primarily attributable to (i) an increase in credit losses of RMB232.7 million, mainly due to due to the increased provisions made on account receivables that may have recoverability issues, and (ii) an increase in other miscellaneous expenses of RMB168.4 million, mainly driving by the incurrence of the professional service fees and offering costs in relation to our Hong Kong Listing (as defined herein), which are non-recurring.

Operating loss

As a result of the foregoing, our operating loss increased by 24.2% from RMB1,812.4 million in 2021 to RMB2,251.4 million (US$326.4 million) in 2022. Our operating loss margin increased from 20.0% in 2021 to 27.5% in 2022.

Interest income

Our interest income decreased by 12.2% from RMB71.9 million in 2021 to RMB80.7 million (US$11.7 million) in 2022.

Interest expense

Our interest expense increased by 164.8% from RMB52.0 million in 2021 to RMB137.8 million (US$20.0 million) in 2022, primarily due to loans we obtained from Kingsoft Group and Xiaomi Group in the second half of 2021.

Foreign exchange gain/(loss)

We recorded foreign exchange loss of RMB334.6 million (US$48.5 million) in 2022, as compared to foreign exchange gain of RMB37.8 million in 2021, primarily because of the significant depreciation of RMB against U.S. dollar in 2022, compared with the slight appreciation in 2021.

Other gain/(loss), net

We recorded other loss, net of RMB43.8 million (US$6.4 million) in 2022, as compared to other gain, net of RMB83.6 million in 2021, primarily due to loss on equity investments held and fair value change of purchase consideration for business acquisition.

Other income, net

Our other income, net decreased by 75.8% from RMB95.0 million in 2021 to RMB23.0 million (US$3.3 million) in 2022, primarily due to lower deduction of input value-added tax.

Income tax expense

Our income tax expense increased by 55.5% from RMB15.7 million in 2021 to RMB24.5 million (US$3.5 million) in 2022.

Net loss

As a result of the foregoing, our net loss increased by 68.9% from RMB1,591.8 million in 2021 to RMB2,688.4 million (US$389.8 million) in 2022.

Our net loss margin increased slightly from 17.6% in 2021 to 32.9% in 2022.

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

Public cloud services

Our revenues generated from public cloud services increased by 19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in 2021, primarily driven by (i) the increase in the number of our Public Cloud Service Premium Customers by 16.2% from 191 to 222 due to our expansion and penetration in selected vertical, and (ii) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in customer spending of our Public Cloud Service Premium Customer. Our average revenue per Public Cloud Service Premium Customers increased by 3.4% from RMB26.4 million (US$4.1 million) in 2020 to RMB27.3 million (US$4.3 million) in 2021.

For public cloud services, we strategically focused on the internet sectors, such as video, gaming, online cooperation, e-commerce and mobile internet in general. Despite the temporary growth slowdown of the internet sectors in China, the internet penetration has been increasing with a growing number of mobile users, longer time spent by users and more complex and cutting-edge technologies, driving the demand for cloud services and therefore contributing to the increase of our Public Cloud Service Premium Customers.

The increasing demand for our products and solutions of our Premium Customers was primarily driven by our continuous and long-term service coverage for our customers, which enables us to understand their needs in a timely manner and promote cross selling. Our Premium Customers tend to procure more products and solutions as our offerings are constantly upgraded and extended along with customers’ business developments.

Our net dollar retention rate of Public Cloud Service Premium Customers in 2021, being 114%, was well above 100% and represented an increase of revenue from our existing Public Cloud Service Premium Customers from 2020 to 2021. We had net dollar retention rate of Public Cloud Service Premium Customers of 146% in 2020, primarily driven by the rapid development of mobile internet sectors and our customer penetration from 2019 to 2020. The net dollar retention rate of Public Cloud Service Premium Customers in 2021 was lower than that in 2020 primarily because (i) the denominator used in calculating such rate was relatively high for 2021, given the relatively large scale and revenue of Public Cloud Service Premium Customers that we had accumulated before 2021, compared with that for the previous year, and (ii) the demand for CDN services by major customers in the internet sector was weaker in the second half of 2021.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud market, namely the cloud service market for non-internet industries such as financial services, public services and healthcare in China; (ii) strong demand for our enterprise cloud services in the verticals we focus on; (iii) an increase in the number of our Enterprise Cloud Service Premium Customers due to our marketing and customer base expansion efforts; and (iv) the acquisition of Camelot. RMB702.3 million (US$110.2 million), or 46.0% of the increase of our revenues generated from enterprise cloud services from 2020 to 2021 was primarily driven by the aforesaid market factors and our expansion efforts. RMB818.5 million (US$128.4 million), or 53.7% of the increase of our revenues generated from enterprise cloud services from 2020 to 2021 was attributable to our consolidation of Camelot’s financial results since the acquisition in September 2021.

The non-internet cloud market in China has shown an overall strong growth momentum, as traditional non-internet industries start to tap into the agility, flexibility and scalability of cloud service. For enterprise cloud services, we strategically focus on verticals including financial services, public services and healthcare. Given their massive scale of data, complex and diverse business scenarios involving issue around data silos and compliance requirement for data securities, customers in these verticals have strong demand for our enterprise cloud services, which are featured with cloud products operated on on-premise infrastructure, sophisticated industry-dedicated solutions and customized services that navigate complex business scenarios.

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

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2020, 2021 and 2022, we did not make any provisions for Hong Kong profit tax as there were accumulated losses derived from or incurred in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Kingsoft Cloud Network being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed their HNTE status for an additional three years from 2019 to 2021. Kingsoft Cloud Network renewed its HNTE status for an additional three years from 2022 to 2024. In addition, Beijing Jinxun Ruibo Network Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019 and successfully renewed their HNTE status for an additional three years from 2020 to 2022. Dividends, interest, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

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

Adjusted Gross (Loss)/Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2020, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	356,983	351,288	429,538	62,277
Adjustment:
Share-based compensation (allocated in cost of revenues)	10,614	17,481	15,618	2,264
Adjusted gross profit	367,597	368,769	445,156	64,541

	For the Year Ended December 31,
	2020	2021	2022

	(%)
Gross margin	5.4	3.9	5.3
Adjustment gross margin	5.6	4.1	5.4

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Measure)

We define adjusted net loss as net loss excluding share-based compensation and foreign exchange (gain)/loss, which is non-cash in nature, and we define adjusted net loss margin as adjusted net loss as a percentage of revenues. We define adjusted EBITDA as adjusted net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) and adjusted EBITDA (margin) in 2020, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Share-based compensation is non-cash expense arising from share-based incentive awards to selected executives, employees and consultants.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(962,198)	(1,591,756)	(2,688,388)	(389,779)
Adjustment:
Share-based compensation	330,114	434,350	359,835	52,171
Foreign exchange (gain)/loss	(188,800)	(37,822)	334,629	48,517
Adjusted net loss	(820,884)	(1,195,228)	(1,993,924)	(289,091)
Adjustments:
Interest income	(77,118)	(71,942)	(80,743)	(11,707)
Interest expense	9,453	52,040	137,812	19,981
Income tax expense	14,904	15,741	24,473	3,548
Depreciation and amortization	758,038	855,604	1,157,424	167,811
Adjusted EBITDA	(115,607)	(343,785)	(754,958)	(109,458)

	For the Year Ended December 31,
	2020	2021	2022

	(%)
Net loss margin	(14.6)	(17.6)	(32.9)
Adjusted net loss margin	(12.5)	(13.2)	(24.4)
Adjusted EBITDA margin	(1.8)	(3.8)	(9.2)

5.B.Liquidity and Capital Resources

Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. The Company conducts its operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Notwithstanding the foregoing, the Company’s PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital), if any, to provide financial support to the VIEs either through entrustment loans from its PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

As of December 31, 2022, Kingsoft Cloud Holdings Limited had made cumulative capital contributions of RMB5,518.6 million (US$800.1 million) to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Kingsoft Cloud Holdings Limited. As of December 31, 2022, the loan balance owed to Kingsoft Cloud Holdings Limited and our PRC subsidiaries by the VIEs was RMB3,385.4 million (US$490.8 million). In 2020, 2021 and 2022, the VIEs and their subsidiaries transferred RMB24.9 million, RMB20.2 million and RMB18.5 million (US$2.7 million), respectively, to our WFOE as payment or prepayment of service fees. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2021 and 2022, the prepayment of service fees from the VIEs and their subsidiaries to our WFOE amounted to nil and nil, respectively. As of December 31, 2021 and 2022, the outstanding balance of service fees owed by the VIEs and their subsidiaries to our WFOE amounted to RMB333.8 million and RMB354.7 million (US$51.4 million), respectively. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2020, 2021 and 2022. As of the date of this annual report, we had no plan to distribute earnings or fully settle amounts owed under the VIE agreements. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

There were no other material assets transferred between the VIEs and their subsidiaries and non-VIEs in 2020, 2021 and 2022.

Kingsoft Cloud Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. None of our VIEs or PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Kingsoft Cloud Holdings Limited, or to any investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Kingsoft Cloud Holdings Limited/Shareholders	67.5%

Notes:

(1)	The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.
(2)	Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs and their subsidiaries. For all the periods presented, these fees are recognized as cost of revenues of the VIEs and their subsidiaries with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries, VIEs and their subsidiaries file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and their subsidiaries and as income by our PRC subsidiaries and are tax neutral. Upon the instance that the VIEs and their subsidiaries reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.
(3)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Kingsoft Cloud Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. See “Item 4 Information on the Company—4.A. History and Development of the Company—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” As of December 31, 2022, a majority of our cash and cash equivalents were located in the PRC and Hong Kong.

In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. We have various measures to secure cash, if needed, including but not limited to maintaining prudent capital expenditures and operational expenses, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. However, financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”

Additionally, we have historically been loss-making, and we had been generating net operating cash outflows in 2020 and 2021 and net operating cash inflows in 2022. We generated net loss of RMB962.2 million, RMB1,591.8 million and RMB2,688.4 million (US$389.8 million) in 2020, 2021 and 2022, respectively. As of December 31, 2022, we had an accumulated deficit of RMB10,102.2 million (US$1,464.7 million). We recorded net operating cash outflows of RMB290.4 million and RMB708.9 million and net operating cash inflows of RMB189.0 million (US$27.4 million) in 2020, 2021 and 2022, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factor—Risks Related to Our Business and Industry—We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”

Taking into account (i) the financial resources available to us, including a total of RMB4,672.9 million (US$677.5 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates as of December 31, 2022, (ii) total financing facilities of RMB1,345.0 million (US$195.8 million), of which RMB307.8 million (US$44.8 million) were unutilized, as of March 31, 2023, (iii) our good track record of ability to obtain additional financing facilities from both banks and strategic shareholders, evidenced by our historical fund-raising activities, and (iv) our plans to continue to enhance our financial performance, we believe we have sufficient working capital for our present cash requirements and for at least the next 12 months.

The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Operating cash flows before movements in working capital	9,109	(283,269)	(333,999)	(48,425)
Changes in operating assets and liabilities	(299,542)	(425,600)	522,973	75,823
Net cash used in operating activities	(290,433)	(708,869)	188,974	27,398
Net cash (used in) generated from used in investing activities	(4,314,003)	(421,623)	(32,865)	(4,765)
Net cash generated from/(used in) financing activities	6,124,153	2,212,487	(1,152,146)	(167,045)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,519,717	1,081,995	(996,037)	(144,412)
Cash, cash equivalents and restricted cash at beginning of the year	2,023,263	3,424,674	4,456,621	646,149
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(118,306)	(50,048)	73,142	10,605
Cash, cash equivalents and restricted cash at end of the year	3,424,674	4,456,621	3,533,726	512,342

As of the date of this annual report, our principal sources of liquidity have been cash generated from financing activities.

Operating Activities

Net cash generated from operating activities was RMB189.0 million (US$27.4 million) in 2022. The difference between our net loss of RMB2,688.4 million (US$389.8 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB1,157.4 million (US$167.8 million), related to intangible assets recognized from the acquisition of Camelot, (ii) a decrease in accounts receivable of RMB827.6 million (US$120.0 million), mainly due to our enhanced collection efforts on accounts receivable, and (iii) an increase in share-based compensation of RMB359.8 million (US$52.2 million) to our employees.

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

Net cash used in operating activities was RMB290.4 million in 2020. The difference between our net loss of RMB962.2 million and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB804.2 million, which was in line with our increased IDC costs, depreciation and amortization of RMB758.0 million primarily attributable to our increased investment in property and equipment and (iii) share-based compensation of RMB330.1 million to our employees, partially offset by an increase in accounts receivable of RMB1,024.1 million primarily due to our overall business growth.

Investing Activities

Net cash used in investing activities was RMB32.9 million (US$4.8 million) in 2022, which was mainly attributable to (i) purchase of short-term investments of RMB2,549.5 million (US$369.6 million) and (ii) purchase of property and equipment of RMB1,418.6 million (US$205.7 million), partially offset by proceeds from maturities of short-term investments of RMB4,043.3 million (US$586.2 million).

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

Financing Activities

Net cash used in financing activities was RMB1,152.1 million (US$167.0 million) in 2022, which was mainly attributable to (i) repayment of short-term bank loans of RMB1,375.3 million (US$199.4 million), and (ii) repayment of loans due to a related party of RMB755.7 million (US$109.6 million), partially offset by proceeds from short-term bank loans of RMB936.7 million (US$135.8 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, commitments for the construction of a data center and the acquisition of minority equity interests in Camelot Technology, repayments of bank loans and loans from related parties, lease obligations, and IDC costs. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB1,591.6 million, RMB735.4 million and RMB1,437.4 million (US$208.4 million), in 2020, 2021 and 2022, respectively. Our purchases of property and equipment were RMB1,559.9 million, RMB723.3 million and RMB1,418.6 million (US$205.7 million), accounting for 98.0%, 98.4% and 98.7% of our capital expenditures in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, and financing activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

As of December 31, 2022, we had short-term bank loans of RMB909.5 million (US$131.9 million), with a weighted average interest rate of 4.16%.

As of December 31, 2022, our loans from related parties were RMB753.6 million (US$109.3 million). In 2021, we entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500.0 million (US$78.5 million) bearing a fixed annual interest rate of 4.65% (the “Kingsoft Loan”). The Kingsoft Loan was repaid in November 2022. We also entered into several loan agreements with weighted average interest rates of 4.36% and 3.98% with Xiaomi Group which are secured by our electronic equipment (the “Xiaomi Loans”). As of December 31, 2022, the current portion and non-current portion of the Xiaomi Loans was RMB340.1 million (US$49.3 million) and RMB413.5 million (US$59.9 million), respectively. Under the terms of the agreements, we will repay the Xiaomi Loans in fixed quarterly installments over four years.

As of December 31, 2022, our operating lease liabilities were RMB259.8 million (US$37.7 million). Our operating leases mainly related to office space and buildings. As of December 31, 2022, the weighted average remaining lease term was 7.7 years and the weighted average discount rate was 5.88% for our operating leases.

As of December 31, 2022, our financial lease liabilities were RMB180.8 million (US$26.2 million). Our financial leases mainly related to data center machinery and equipment. As of December 31, 2022, the weighted average remaining lease term was 9.3 years and the weighted average discount rate was 5.90% for our financial leases.

We have commitments for the construction of a data center of RMB34.3 million (US$5.0 million) as of December 31, 2022, which are scheduled to be paid within one year. In October 2022, we entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456.0 million (US$66.1 million), of which will be settled in five installments by the end of 2024. As of December 31, 2022, the transaction was not completed.

On May 23, 2022 and June 9, 2022, we entered into two non-cancelable one-year IDC service agreements pursuant to which we have total contractual minimum purchase commitments amounting to RMB1,250.0 million (US$181.2 million). As of December 31, 2022, the remaining purchase commitment is RMB254.3 million (US$36.9 million).

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

5.C.Research and Development

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for more information on our critical accounting policies.

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

We test goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its estimated fair value, an impairment charge would be recorded for the amount that the carrying amount of the reporting unit exceeded its fair value. We have two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services.

We are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. For our annual impairment testing performed, we performed a qualitative assessment for goodwill allocated to the Cloud-based digital solution and services reporting unit, and concluded that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. We elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the income approach. Significant assumptions used included projected revenue growth rates, IDC costs, terminal growth rate, and discount rate. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of our reporting units. As the fair value of the Cloud service and solutions reporting unit exceeded its carrying amount, no impairment loss was recognized.

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

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	53	Chairman of the Board of Directors
Tao Zou	48	Vice Chairman of the Board of Directors. Acting Chief Executive Officer
Haijian He	41	Director, Chief Financial Officer
Ruiheng Qiu	40	Director
Shouhu Wang	53	President
Tao Liu	41	Senior Vice President
Kaiyan Tian	45	Vice President
Yifeng Qian	37	Vice President
Mingto Yu	60	Independent Director
Hang Wang	51	Independent Director
Jingyuan Qu	50	Independent Director

Jun Lei is the chairman of the Board and a Director. Mr. Lei co-founded of Xiaomi Corporation (HKEx: 1810) with other partners in 2010, and currently is an executive director, the CEO and a member of the remuneration committee. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the board since July 2011, a non-executive director since August 2008, an executive director between July 1998 and August 2008, and the chief executive officer between 1998 and December 2007. Since December 2011, Mr. Lei has served as a director of Kingsoft Office (SSE STAR Market: 688111). Mr. Lei graduated from Wuhan University in July 1991 with a bachelor’s degree in Computer Science. He has been a member of the board of Wuhan University since November 2003. Mr. Lei was elected as one of the top 10 economic personages of China in 2017 and one of 100 outstanding private entrepreneurs on the 40th anniversary of the China’s reform and opening-up. In 2020, Mr. Lei was honored with the title of “National Advanced Individual of Private Economy Fighting against COVID-19”, title of “Beijing Model Worker” and title of “Outstanding Entrepreneur in the 30th Anniversary of Capital Market”. In 2021, Mr. Lei was awarded the 11th “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China, ranked first in Forbes “2021 China’s Best CEO List” and was selected as one of the “Top 10 News Figures of China’s Private Economy in 2021”. In November 2022, Jun Lei ranked third in the “HENGCHANG SHAOFANG Hurun China Philanthropy List 2022” with a total donation of RMB14.5 billion. Mr. Lei is also a famous angel investor in China.

Tao Zou is the vice chairman of the Board, a Director and acting chief executive officer. Mr. Zou joined Kingsoft Group in 1998 and has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM) and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also serves as a director of Xunlei Limited (Nasdaq: XNET), from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020. Mr. Zou served as the CEO of Seasun Holdings until January 2018. Mr. Zou graduated from Nankai University in June 1997.

Haijian He is a Director and our chief financial officer, and is responsible for financial planning, treasury, legal affairs, strategic investments, and investor relations affairs. Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was an associate of the TMT investment banking division at Bank of America Merrill Lynch from May 2014 to August 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

Ruiheng Qiu is our Director since March 2023. Dr. Qiu has served as a general manager of business segment of Xiaomi Corporation (HKEx: 1810) since December 2020. He joined Xiaomi Corporation in 2011 and served as a research and development director from December 2011 to September 2018, and a general manager from September 2018 to December 2020. Before joining Xiaomi Corporation, he was a software engineer at Founder Group. Dr. Qiu received his PhD and bachelor’s degrees in computer science and technology from Peking University in January 2011 and July 2005, respectively.

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

Jingyuan Qu, has been an independent Director since April 2022. Ms. Qu is the founding partner of Dajishi (Beijing) Technology Co., Ltd. from September 2019. Prior to that, Ms. Qu worked at Matrix Partners China as a director from 2015 to 2017 and a capital market consultant from 2017 to 2021. Between March 2007 and May 2015, Ms. Qu was the chief financial officer and a director at Baofeng Group Co., Ltd. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. From February 2017 to April 2022, Ms. Qu has served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and has served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (SSE: 688696), a public company listed on Shanghai Stock Exchange since June 2019. Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University in July 1993 and the degree of EMBA from China Europe International Business School in October 2013.

6.B.Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of US$1.1 million in cash to our executive officers, and we paid an aggregate of US$385.4 thousand to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

2021 Share Incentive Plan

We adopted a share incentive plan, or the 2021 Share Incentive Plan, on November 15, 2021 and amended on December 20, 2022 with such amendments that took effect immediately upon listing by way of introduction on the Main Board of SEHK (the “Hong Kong Listing”). The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value our company, by linking the personal interests of the members of the Board, employees, and consultants to those of our company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. Under the 2021 Share Incentive Plan (as amended), the maximum aggregate number of ordinary shares available for exercise is 380,528,480. As of March 31, 2023, the number of underlying shares pursuant to the outstanding RSUs granted under the 2021 Share Incentive Plan amounted to 71,550,167 shares.

The following paragraphs summarize the terms of the 2021 Share Incentive Plan.

Types of Awards. The 2021 Share Incentive Plan permits the awards of restricted share units and share options and other type of shares or other types of awards or benefit authorized to be granted under the 2021 Share Incentive Plan.

Eligibility. Persons eligible to participate in the 2021 Share Incentive Plan include any individual or entity, who is:

(a) an employee (whether full-time or part-time), director or officer of any member of our Group, including persons who are granted awards under the 2021 Share Incentive Plan as an inducement to enter into employment contracts with any member of our Group;

(b) an employee (whether full-time or part-time), director or officer of: (i) a holding company; (ii) subsidiaries of the holding company other than members of our Group; or (iii) any company which is an associate of our Company;

(c) providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of our Group; or

(d) trusts or entities established in connection with any employee benefit plan of the Company (including the 2021 Share Incentive Plan) for the benefit of a participant as determined by the Board or the its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

Administration. The 2021 Share Incentive Plan shall be administrated by the administrator, which is the compensation committee or one or more executive officers of our company to whom the Board or the compensation committee delegates the authority to grant awards to participants.

Award Agreement. Subject to any specific designation in the 2021 Share Incentive Plan, each award shall be designated in an award agreement between the participant and the Company (the “Award Agreement”). Each award shall be subject to all applicable terms and conditions of the 2021 Share Incentive Plan and set forth the terms, conditions and limitations for each award, which may include the term of the award, and the provisions applicable in the event of termination of services of the grantee.

Non-transferability of Awards. Unless otherwise determined by the administrator and provided in the applicable Award Agreement, an award shall not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (whether by operation of law or otherwise) prior to the Hong Kong Listing. After the Hong Kong Listing, awards granted under the 2021 Share Incentive Plan must be personal to the respective participant. No awards may be transferred or assigned unless in accordance with a waiver is granted by the SEHK under certain conditions. However, upon the Hong Kong Listing, any share options granted under the 2021 Share Incentive Plan must be personal and no share options may be transferred or assigned.

Termination. The 2021 Share Incentive Plan shall terminate on the earlier of (a) the expiry of the term of ten years; and (b) such date of early termination as determined by the Board, following which no further awards will be offered or granted thereunder, provided that notwithstanding such termination, the 2021 Share Incentive Plan and rules thereof shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any awards granted prior to the termination of the 2021 Share Incentive Plan and such termination shall not affect any subsisting rights already granted to any grantee thereunder.

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2023, the number of underlying shares pursuant to the outstanding share options granted under the 2013 Share Option Scheme amounted to 38,244,133 shares.

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

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2022, the number of underlying shares pursuant to the outstanding share awards granted under the 2013 Share Award Scheme amounted to 38,591,224 shares.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

ordinary shares
Underlying
	Share-Based	Exercise Price
	Awards Granted	(US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Tao Zou	—	—	—	—
Haijian He	*	nil to 0.86978	various dates from February 8, 2020 to June 15, 2020	various dates from February 8, 2030 to June 15, 2030
Ruiheng Qiu	—	—	—	—
Shouhu Wang	*	0.0001	December 13, 2022	December 13, 2023
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to December 5, 2019	various dates from February 15, 2026 to December 5, 2029
Kaiyan Tian	*	nil to 0.86978	various dates from April 15, 2018 to December 5, 2019	various dates from January 1, 2023 to November 26, 2024
Yifeng Qian	*	nil to 0.86978	various dates from April 16, 2015 to December 5, 2019	various dates from April 16, 2025 to December 5, 2029
Mingto Yu	—	—	—	—
Hang Wang	—	—	—	—
Jingyuan Qu	—	—	—	—

Note:

*	Less than 1% of our total outstanding shares.

As of March 31, 2023, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 32,111,247 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 149,802,923 outstanding awards.

For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2021 Share Incentive Plan, 2013 Share Option Scheme and the 2013 Share Award Scheme, respectively, see Note 2 to our consolidated financial statements for more information on our critical accounting policies.

6.C.Board Practices

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

Committees of the Board of Directors

We have established an audit committee, a compensation committee, a nomination committee and a corporate governance committee under our board of directors. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

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

We have determined that Mr. Mingto Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
●	evaluating the independent auditor’s qualifications, performance and independence;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;
●	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	periodically reviewing and reassessing the adequacy of the committee charter;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, and reporting such compliance to the board; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Ms. Jingyuan Qu, Mr. Jun Lei and Mr. Mingto Yu, and is chaired by Ms. Jingyuan Qu. We have determined that Ms. Jingyuan Qu and Mr. Mingto Yu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	periodically reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nomination Committee. Our nomination committee consists of Mr. Jun Lei, Ms. Jingyuan Qu, Mr. Mingto Yu and Mr. Hang Wang, and is chaired by Mr. Jun Lei. We have determined that Mr. Mingto Yu, Ms. Jingyuan Qu and Mr. Hang Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nomination committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;
●	reviewing and evaluating the size, composition, function and duties of the Board consistent with its needs;
●	reviewing candidates’ qualifications for membership on the board or a committee of the Board based on the criteria approved by the Board;
●	making recommendations to the Board as to determinations of director independence;
●	reviewing and approve compensation (including equity-based compensation) for the directors;
●	periodically reviewing and reassessing the adequacy of the committee charters; and
●	evaluating the performance and effectiveness of the Board as a whole.

Corporate Governance Committee. Our corporate governance committee consists of Mr. Tao Zou, Mr. Haijian He, Dr. Ruiheng Qiu and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. The corporate governance committee assists the board to exercise its business judgment to act in what they reasonably believe to be in the best interests of the Company and the shareholders, and also to ensure the compliance with the requirements under the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

The corporate governance committee is responsible for, among other things:

●	developing and reviewing the Company’s policies and practices on corporate governance and make recommendations to the Board;

●	reviewing and monitoring the training and continuous professional development of directors and our senior management;
●	reviewing and monitoring the Company’s policies and practices on compliance with the applicable legal and regulatory requirements;
●	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors;
●	reviewing the Company’s compliance with the Corporate Governance Code;
●	reviewing and monitoring the Company’s actions in furtherance of its ESG responsibilities and monitor its performance in ESG related matters;
●	reviewing and monitoring the Company’s policies and practices on the management of data security and the compliance with the applicable legal and regulatory requirements;
●	reviewing and monitoring whether the Company is operated and managed for the benefit of all of the Shareholders;
●	seeking to ensure effective and ongoing communication between the Company and the Shareholders; and
●	reporting on the work of the Corporate Governance Committee on an annual basis.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Pursuant to the Articles, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders.

A director will be removed from office automatically if, among other things, the director (1) becomes of unsound mind or dies; (2) without special leave of absence from the board of directors of the Company, is absent from meetings of the board for three consecutive meetings and the board resolves that his office be vacated; (3) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (4) is prohibited by law from being a director; or (5) ceases to be a director by virtue of any provision of the Companies Act or is removed from office pursuant to the Articles.

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

Board Diversity Matrix

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Did Not
			Non-	Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				—
LGBTQ+				—
Did Not Disclose Demographic Background				—

6.D.Employees

We had 9,517 employees as of December 31, 2022, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2022.

	Number of
Function	Employees	Percentage
Research and development	1,223	12.8
Sales and marketing	396	4.2
General and administrative	645	6.8
Solution development and services	7,253	76.2
Total	9,517	100.0

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

None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees.

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

●	each of our directors and executive officers;
●	each person known to us to beneficially own more than 5% of our ordinary shares; and
●	each selling shareholder.

The calculations in the table below are based on 3,805,284,801 ordinary shares outstanding as of March 31, 2023.

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

ordinary shares Beneficially Owned
	Number	%**
Directors and Executive Officers:†
Jun Lei(1)*	449,701,000	11.8
Tao Zou	—	—
Haijian He	*	*
Ruiheng Qiu	—	—
Shouhu Wang	*	*
Tao Liu	*	*
Kaiyan Tian	*	*
Yifeng Qian	*	*
Mingto Yu	—	—
Hang Wang	—	—
Jingyuan Qu	—	—
All directors and executive officers as a group(2)*	462,393,794	12.2
Principal Shareholders:
Kingsoft Corporation Limited(3)*	1,423,246,584	37.4
Xiaomi Corporation(4)*	449,701,000	11.8

Notes:

*Less than 1% of our total outstanding shares.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,805,284,801, being the number of ordinary shares outstanding as of March 31, 2023, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2023.

†The address of our directors and executive officers is Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.

(1)Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.

(2)Including an aggregate of 12,029,078 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2023.

(3)Represent 1,423,246,584 ordinary shares, directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Windward 3, Regatta Ofﬁce Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

(4)

Represent 449,701,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company. The registered office of Xiaomi Corporation is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of March 31, 2023, a total of 37,481,265 ordinary shares are held by one record holder in the United States. The holder is The Bank of New York Mellon, the depositary of our ADS program.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.” The company’s major shareholders do not have different voting rights than the other shareholders.

7.B.Related Party Transactions

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

Pursuant to the Trademark License Agreement, Kingsoft Group granted us the license of certain trademarks, including “Kingsoft Cloud” and “ 金山云 ,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier.

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

Other Transactions with Kingsoft Group

In 2020, 2021 and 2022, we generated public cloud service revenues of RMB119.0 million, RMB156.2 million and RMB187.9 million (US$27.2 million), respectively, from Kingsoft Group, representing 1.8%, 1.7% and 2.3% of our total revenues, respectively.

In 2021 and 2022, we incurred interest expenses for a loan provided by Kingsoft Group of RMB4.1 million and RMB18.4 million (US$2.7 million). In 2020, 2021 and 2022, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB13.8 million, RMB13.3 million and RMB13.9 million (US$2.0 million), respectively.

In 2021, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of RMB500.0 million (US$78.5 million) to us to facilitate our daily operational cash flow needs bearing a fixed annual interest rate of 4.65%. The facility was fully paid in November 2022.

As of December 31, 2021 and 2022, we had amounts due from Kingsoft Group of RMB37.7 million and RMB45.4 million (US$6.6 million), respectively.

As of December 31, 2021, we had amounts due to Kingsoft Group of RMB544.4 million which mainly represent a loan due to Kingsoft Group of RMB500.0 million and rental of office space and administrative services from Kingsoft Group. As of December 31, 2022, we had amounts due to Kingsoft Group of RMB43.4 million (US$6.3 million) which mainly represent rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2020, 2021 and 2022, we generated public cloud service revenues of RMB655.2 million, RMB749.6 million and RMB804.6 million (US$116.7 million), respectively, from Xiaomi, representing 10.0%, 8.3% and 9.8% of our total revenues, respectively.

In 2020, 2021 and 2022, we purchased devices from Xiaomi of RMB2.2 million, RMB1.3 million and RMB0.1 million (US$21 thousand), respectively. In 2020, 2021 and 2022, we incurred expenses for rental of a building from Xiaomi of RMB47.9 million, RMB56.5 million and RMB48.8 million (US$7.1 million), respectively.

During 2021 and 2022, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 4.36% and 3.98%, respectively. As of December 31, 2022, the current portion and non-current portion of the loans was RMB340.1 million (US$49.3 million) and RMB413.5 million (US$59.9 million), respectively. Under the terms of the agreements, we will repay in fixed quarterly installments over four years.

As of December 31, 2021 and 2022, we had amounts due from Xiaomi of RMB175.2 million and RMB200.6 million (US$29.1 million), respectively.

As of December 31, 2021, we had amounts due to Xiaomi of RMB764.9 million, which mainly represent RMB709.1 million of loans due to Xiaomi Group. As of December 31, 2022, we had amounts due to Xiaomi of RMB797.8 million (US$115.7 million), which mainly represent RMB753.6 million (US$109.3 million) million of loans due to Xiaomi Group.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

8.A.Consolidated Statements and Other Financial Information

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

8.B.Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9.THE OFFER AND LISTING

9.A.Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020 under the symbol “KC.” Each American depositary share represents 15 ordinary shares, par value US$0.001 per share.

Our ordinary shares have been listed by way of introduction on the Main Board of SEHK since December 30, 2022 under the stock code “3896”.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

Each of our American depositary shares represents 15 ordinary shares. Our ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020. Our ADSs trade under the symbol “KC.”

Our ordinary shares have been listed by way of introduction on the Main Board of SEHK since December 30, 2022 under the stock code “3896”.

9.D.Selling Shareholders

Not applicable.

9.E.Dilution

Not applicable.

9.F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

10.A.Share Capital

Not applicable.

10.B.Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, which is also referred herein as the Articles, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

Our shareholders adopted our Amended and Restated Memorandum and Articles of Association by a special resolution on April 7, 2020, which became effective immediately prior to completion of our initial public offering of ADSs representing our ordinary shares. On December 29, 2022, our shareholders adopted the Second Amended and Restated Memorandum of Association and Articles of Association by a special resolution, with effect from our Hong Kong Listing.

The following are summaries of material provisions of our Seconded Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 and 4 of our seconded amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$40,000,000 divided into 40,000,000,000 ordinary shares with a par value of US$0.001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

General Meetings of Shareholders. We shall hold a general meeting as annual general meeting in each financial year (within a period of not more than six months after the end of our financial year (or such longer period as the SEHK may authorize). The annual general meeting shall be specified as such in the notices calling it and held at such time and place as may be determined by the board of directors.

A majority or the chairman of the board of directors may call extraordinary general meetings, which extraordinary general meetings shall be held at such times and locations (as permitted hereby) as such person or persons shall determine. Any one or more members holding not less than ten percent of the votes attaching to the total issued and paid up share capital of the Company on a one vote per share basis at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors or the secretary of the Company, to require an extraordinary general meeting to be convened or add resolutions to a meeting agenda.

An annual general meeting shall be called by not less than twenty-one (21) days’ notice and any other general meeting (including an extraordinary general meeting) shall be called by not less than fourteen (14) days’ notice in writing and shall specify the time and place of the meeting and, in case of special business, the general nature of the business.

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

A poll may be demanded: (1) by the chairman of such meeting; (2) by at least three shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (3) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (4) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right; or (5) if required by the rules of the Designated Stock Exchange, by any director or directors of the Company who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

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

Transfer of ordinary shares. Subject to any applicable restrictions set forth in our Articles, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of share;
●	the instrument of transfer is properly stamped (in circumstances where stamping is required); and
●	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Calls on ordinary shares and Forfeiture of ordinary shares. Subject to our Articles and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of ordinary shares. We are empowered by the Companies Act and our Articles to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act, our Articles and to where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority.

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

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of three-fourths of the votes of all of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our Articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Articles authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Anti-Takeover Provisions. Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.]

10.C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

10.E.Taxation

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

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or certain electing traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	persons who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or
●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

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

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill may be determined, in large part, by reference to our market capitalization. Based on the estimated value of our goodwill, which is based on the average price of the ADSs during 2022, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2022. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), our goodwill and other active assets for 2023 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2023, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2023 or future taxable years.

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

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the ADSs or ordinary shares will be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable years before the first taxable year in which we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless we cease to be a PFIC and the U.S. Holder makes a timely “deemed sale” election with respect to the ADSs or ordinary shares, in which case such U.S. Holder will be deemed to have sold the ADSs or ordinary shares held at their fair market value, and any gain on the deemed sale will be taxed under the PFIC rules described above. U.S. Holders should consult their tax advisers regarding the advisability of making a deemed sale election in their particular circumstances if we are a PFIC for any taxable year and cease to be a PFIC for any subsequent taxable year.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the ordinary shares, are listed, is a qualified exchange for this purpose. However, there can be no assurance that our ADSs will be regularly traded for any relevant period. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder’s adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election can likely not be made.

If we are a PFIC (or, with respect to a particular U.S. Holder, are treated as a PFIC) for any taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described below under “—Taxation of Distributions” with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Taxation of Distributions

This discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions (if any) paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on the ADSs to certain non-corporate U.S. Holders may be taxable at the reduced rates applicable to “qualified dividend income” if certain conditions are met, and provided that we are not a PFIC(and with respect to a particular U.S. Holder are not treated as a PFIC) for the taxable year of distribution and were not a PFIC for the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of any PRC income taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the relevant taxable year.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, if a U.S. Holder is precluded from claiming, or does not elect to claim, a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale or exchange of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9.Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of the ADSs or ordinary shares, or any non-U.S. accounts through which the ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

10.F.Dividends and Paying Agents

Not applicable.

10.G.Statement by Experts

Not applicable.

10.H.Documents on Display

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

10.I. Subsidiary information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. We expect that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries and VIEs are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021, we had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2022, we had one customer, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2021, we had one customer, with a contract asset balance exceeding 10% of the total contract assets balances. As of December 31, 2022, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations we perform on our customers and its ongoing monitoring process of outstanding balances.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively, and there were depreciation of approximately 8.2% during the year ended December 31, 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.Debt Securities

Not applicable.

12.B.Warrants and Rights

Not applicable.

12.C.Other Securities

Not applicable.

12.D.American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
● $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
● Cancelation of ADS, for the purpose of withdrawal, including if the deposit agreement terminates
● $.05 (or less) per ADS	● Any cash distribution to ADS holders
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
● $.05 (or less) per ADS per calendar year	● Depositary services
● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
● Expenses of the depositary	● Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
● Converting foreign currency to U.S. dollars
● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Payments by Depositary

In 2022 we did not receive any cash payment from The Bank of New York Mellon, the depositary bank for our ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program and ADR insight, and the amount of such fees waived in 2022 was approximately US$100.3 thousand.

Dealings and Settlement of Ordinary Shares in Hong Kong

Our Shares will trade on the SEHK in board lots of 2,000 ordinary shares. Dealings in our ordinary shares on the SEHK will be conducted in Hong Kong dollars.

The transaction costs of dealings in our ordinary shares on the SEHK include:

●	SEHK trading fee of 0.00565% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	the Accounting and Financial Reporting Council transaction levy of 0.00015% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

●	the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the SEHK through their brokers directly or through custodians. For an investor who has deposited his or her ordinary shares in his or her designated the Central Clearing and Settlement System (“CCASS”) participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS operational procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

Conversion Between Ordinary Shares and ADSs

In connection with our Hong Kong Listing, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Tricor Investor Services Limited (“Hong Kong Share Registrar”). Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust (Cayman) Limited.

As described in further detail below, holders of Shares registered on the Hong Kong share register will be able to deposit their Shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Shares. To facilitate deposits of Shares with the depositary for delivery of ADSs for trading on the Nasdaq and surrender of ADSs to the depositary for cancelation and delivery of Shares for trading on the SEHK, we intend to move all our Shares represented by the ADS from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Converting Shares trading in Hong Kong into ADSs

A holder who holds ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the Nasdaq must deposit or have his or her broker deposit the Shares with the depositary’s Hong Kong custodian, The Hongkong and Shanghai Banking Corporation Limited or the custodian, in exchange for ADSs.

A deposit of ordinary shares trading in Hong Kong for delivery of ADSs involves the following procedures:

●	If ordinary shares have been deposited with CCASS, the holder must transfer the ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If ordinary shares are held outside CCASS, the holder must first arrange to deposit his or her ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and then submit and deliver a duly completed and signed letter of transmittal to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by a holder and will deliver the ADSs to the designated Depository Trust Company account of the person(s) designated by a holder or his or her broker.

For ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the holder has provided timely and complete instructions. For ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The holder will be unable to trade the ADSs until the share-to-ADS conversion procedures are completed.

In connection with ADS issuances, certification(s) for deposits may be required to be delivered to the depositary. A holder is directed to check with the depositary or its custodian in advance of depositing ordinary shares to determine whether a deposit certification is required.

Converting ADSs into Shares Trading in Hong Kong

A holder who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the SEHK must cancel the ADSs the holder holds, withdraw the ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the SEHK.

A holder that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For holders holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our ADS program, a holder who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will cancel the applicable ADSs and instruct the custodian to deliver ordinary shares represented by the canceled ADSs to the CCASS account designated by a holder.
●	If a holder prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

For ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the holder has provided timely and complete instructions. For ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The holder will be unable to trade the ordinary shares on the SEHK until the ADS-to-share conversion procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including but not limited to, completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so or it would violate any applicable law or the depositary’s policies or procedures.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from, or deposit of ordinary shares into, our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and holders of ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and holders of ADSs must pay up to US$5.00 per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, our ADS program.

PART II

ITEM 13.ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1,as amended (File number:333-237726)in relation to the initial public offering of 34,500,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,500,000 ADSs) representing 517,500,000 of our ordinary shares, at a public offering price of US$17.00 per ADS. The registration statement was declared effective by the SEC on May 7, 2020. Our initial public offering closed in May 2020. J.P. Morgan Securities LLC, UBS Securities LLC and Credit Suisse Securities (USA) LLC were the representatives of the underwriters for our initial public offering. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option, was US$586.5 million.

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

For the period from May 7, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used approximately US$547.5 million of the net proceeds from our initial public offering to invest in upgrading and expanding our infrastructure, to further invest in technology and product development, to fund the expansion of our ecosystem and international presence and to supplement our working capital for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

For the period from September 23, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we used a portion of the net proceeds from our public offering. We still intend to use the net proceeds from our public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B.CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1(file No. 333-237726)filed with the SEC on April 17, 2020, as amended. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2021	2022
	RMB	RMB
	(in thousands)
Audit Fees(1)	7,889	28,101
Audit-Related Fees(2)	—	200
Tax Fees(3)	708	867
Others(4)	1,386	1,161
Total	9,983	30,329
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting for SEC filings, audit services associated with our registration statements, prospectus supplements, and services related to the Company’s Hong Kong Stock Exchange filings.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2022, the professional services were related to other attestation services rendered by our principle auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 31, 2022, our Board authorized the Company to adopt a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares in the form of ADSs during a twelve-month period (the “U.S. Share Repurchase Program”). Under the U.S. Share Repurchase Program, the Company entered into a cash enhanced share repurchase agreement with a financial institution in June 2022, and prepaid US$5,000 to such financial institution for written put options to repurchase the Company’s ordinary shares on certain pre-determined dates. The transactions were completed in September 2022, and the Company repurchased a total of 26,509,680 ordinary shares through the aforesaid arrangement with such financial institution. The U.S. Share Repurchase Program has been terminated in December 2022.

As of March 31, 2023, we had repurchased a total of approximately 12.3 million ADS under the U.S. Share Repurchase Program. The following table summarizes the details of the repurchases made in accordance with the U.S. Share Repurchase Program from April, 2022 to March 31, 2023:

			Total Number
			of	Approximate
			ADSs	Dollar
			Purchased	Value of ADSs
	Total Number	Average	as Part of the	that
	of	Price	Publicly	May Yet Be
	ADSs	Paid Per	Announced	Purchased Under
	Purchased	ADS(1)	Plan	the Plan
Period
April 2022	—	—	—	100,000,000
May 2022	—	—	—	100,000,000
June 2022	—	—	—	100,000,000
July 2022	—	—	—	100,000,000
August 2022	—	—	—	100,000,000
September 2022	5,175,820	2.30	5,175,820	88,120,833
October 2022	5,570,361	2.33	5,570,361	75,139,599
November 2022	1,433,559	2.84	1,433,559	71,075,261
December 2022	80,334	2.98	80,334	70,835,569
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
Total	12,260,074	2.38	12,260,074	70,835,569

At the extraordinary general meeting convened on December 29, 2022, our Shareholders approved by an ordinary resolution to granted a general unconditional mandate (the “HK Repurchase Mandate”) to the directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of the ordinary shares immediately following the completion of the Hong Kong Listing until (i) the conclusion of our next annual general meeting, or (ii) the date by which our next annual general meeting is required by the Articles or any applicable laws to be held, or (iii) the passing of an ordinary resolution by the Shareholders revoking or varying the authority given to the directors, whichever occurs first.

As of March 31, 2023, we did not repurchase ordinary shares under the HK Repurchase Mandate.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

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

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

For the immediately preceding annual financial statement period, our auditor, Ernst & Young Hua Ming LLP (a registered public accounting firm that the PCAOB was unable to inspect or investigate completely) issued an audit report for us.

As of the date of this annual report and to our best knowledge:

(i)

none of our shares or the shares of our consolidated foreign operating entities are owned by governmental entities in the jurisdiction in which we or such consolidated foreign operating entities are incorporated or otherwise organized;

(ii)

none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our consolidated foreign operating entities;

(iii)	none of the members of our board of directors or the board of directors of our operating entities is an official of the Chinese Communist Party; and

(iv)our or our operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Kingsoft Cloud Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

The Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39278), furnished with the Securities and Exchange Commission on December 29, 2022)

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

2.4*	Description of Registrant’s Securities

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

4.11*	English translation of Amendment to Contractual Arrangement with Zhuhai Kingsoft Cloud Technology Co., Ltd.

4.12*

English translation of Exclusive Consultation and Technical Service Agreement dated August 24, 2022, between Kingsoft Cloud (Beijing) Information Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd.

4.13*	English translation of Supplemental Loan Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Tao Zou

4.14*

English translation of Equity Pledge Agreement dated August 24, 2022, among Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Tao Zou

4.15*

English translation of Exclusive Purchase Option Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Tao Zou and Kingsoft Cloud (Beijing) Information Technology Co., Ltd.

4.16*

English translation of Shareholder Voting Right Trust Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Tao Zou and Kingsoft Cloud (Beijing) Information Technology Co., Ltd.

Exhibit Number	Description of Document

4.17

Ninth Amended and Restated Shareholders Agreement dated December 27, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.18

Termination Agreement dated April 30, 2020 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, FUTUREX INNOVATION SPC (for the account of and on behalf of Special Opportunity Fund V SP), China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.19

Registration Rights Agreement dated April 7, 2020 by and among the Registrant, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Shunwei Growth III Limited, Precious Steed Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED, Xiaomi Corporation and Kingsoft Corporation Limited. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.20

Share Purchase Agreement dated December 2, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Autogold Limited, Mr. Yulin Wang and China Internet Investment Fund (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

Exhibit Number	Description of Document

4.21

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

4.23

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

4.24*	2021 Share Incentive Plan, as amended

4.25

English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Kingsoft Corporation (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on May 2, 2022)

4.26

English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Xiaomi (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on May 2, 2022)

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kingsoft Cloud Holdings Limited
By:	/s/ Haijian He
Name:	Haijian He
Title:	Chief Financial Officer and Director

Date: April 27, 2023

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment of Long-Lived Assets
Description of the Matter

At December 31, 2022, the Company’s long-lived assets, comprising of property and equipment, intangible assets, and operating lease right-of-use assets, were RMB3,362 million. As described in Note 2 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. If impairment indicators are present, the Company evaluates the recoverability of long-lived assets in an asset group by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. As a result of the impairment assessment, no impairment losses were recognized for the Company’s long-lived assets during the year ended December 31, 2022.

Auditing management’s impairment assessment of long-lived assets required subjective auditor judgment due to the estimation uncertainty in determining the future undiscounted cash flows of the asset group for which impairment indicators are identified. Significant assumptions used included revenue growth rates and bandwidth and internet data center costs (“IDC costs”). These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flows projections.

To test the Company’s impairment assessment of the long-lived assets we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates and IDC costs used by management to the Company’s business plan, and considered current industry, market and economic trends and other relevant external data. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the future undiscounted cash flows of the asset group resulting from changes in the assumptions.

Quantitative Impairment Assessment of Goodwill
Description of the Matter

At December 31, 2022, the Company’s goodwill allocated to Cloud service and solutions reporting unit was RMB3,651 million. As described in Notes 2 and 10 to the consolidated financial statements, the Company tested goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit. As a result of the impairment assessment, no impairment losses were recognized for the Company’s goodwill allocated to Cloud service and solutions reporting unit during the year ended December 31, 2022.

Auditing management’s quantitative impairment assessment of goodwill required subjective auditor judgment due to the estimation uncertainty in determining the fair value of the reporting unit. Significant assumptions used included revenue growth rates, IDC costs, terminal growth rate and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s quantitative impairment assessment process of goodwill. For example, we tested the controls over management’s review of the significant assumptions described above used to determine the fair value of the reporting unit.

To test the Company’s quantitative impairment assessment of goodwill we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates and IDC costs used by management to the Company’s business plan, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of terminal growth rate and discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the reporting unit resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 27, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Kingsoft Cloud Holdings Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kingsoft Cloud Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 27, 2023 expressed an unqualified opinion thereon.

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

April 27, 2023

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,217,528	3,419,166	495,732
Restricted cash		239,093	114,560	16,610
Accounts receivable, net of allowance for credit losses of RMB32,265 and RMB47,962 (US$6,954) as of December 31, 2021 and 2022, respectively	6	3,570,975	2,402,430	348,320
Short-term investments		2,491,056	1,253,670	181,765
Prepayments and other assets	7	1,687,021	1,612,022	233,721
Amounts due from related parties	19	207,143	246,505	35,740
Total current assets		12,412,816	9,048,353	1,311,888
Non-current assets:
Property and equipment, net	8	2,364,103	2,132,994	309,255
Intangible assets, net	9	1,169,767	1,008,020	146,149
Goodwill	10	4,625,115	4,605,724	667,767
Prepayments and other assets	7	29,066	21,263	3,083
Equity investments	2	207,166	273,580	39,665
Amounts due from related parties	19	5,758	5,758	835
Deferred tax assets	14	7,798	—	—
Operating lease right-of-use assets	11	256,451	220,539	31,975
Total non-current assets		8,665,224	8,267,878	1,198,729
Total assets		21,078,040	17,316,231	2,510,617
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,733,487 and RMB2,113,674 (US$306,455) as of December 31, 2021 and 2022, respectively)		2,938,632	2,301,958	333,753
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,208,868 and RMB644,858 (US$93,496) as of December 31, 2021 and 2022, respectively)	12	2,223,840	2,830,826	410,428
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,348,166 and RMB885,500 (US$128,385) as of December 31, 2021 and 2022, respectively)	13	1,348,166	909,500	131,865
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,026 and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)	14	60,217	51,892	7,524
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB797,731 and RMB388,308 (US$56,299) as of December 31, 2021 and 2022, respectively)	19	836,435	427,727	62,015
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB70,672 and RMB87,142 (US$12,634) as of December 31, 2021 and 2022, respectively)	11	108,590	136,723	19,823
Total current liabilities		7,515,880	6,658,626	965,408

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2021	2022	2022
		RMB	RMB	US$
Non-current liabilities:
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB472,882 and RMB413,464 (US$59,947) as of December 31, 2021 and 2022, respectively)	19	472,882	413,464	59,947
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2021 and 2022, respectively)	14	205,889	167,052	24,220
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB6,975 and RMB284,971 (US$41,316) as of December 31, 2021 and 2022, respectively)	12	1,232,677	370,531	53,722
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB121,057 and RMB90,138 (US$13,069) as of December 31, 2021 and 2022, respectively)	11	158,289	123,059	17,842
Total non-current liabilities		2,069,737	1,074,106	155,731
Total liabilities		9,585,617	7,732,732	1,121,139
Commitments and contingencies	20
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,810 and 3,805,284,801 shares issued, 3,646,381,840 and 3,508,413,941 shares outstanding as of December 31, 2021 and 2022, respectively)	18	24,782	25,062	3,634
Treasury shares		—	(208,385)	(30,213)
Additional paid-in capital		18,245,801	18,648,205	2,703,736
Statutory reserves funds		(7,723)	(14,700)	(2,131)
Accumulated deficit		(7,451,029)	(10,102,236)	(1,464,687)
Accumulated other comprehensive (loss) income	21	(207,882)	453,074	65,690
Total Kingsoft Cloud Holdings Limited shareholders’ equity		10,603,949	8,801,020	1,276,029
Non-controlling interests		888,474	782,479	113,449
Total equity		11,492,423	9,583,499	1,389,478
Total liabilities, non-controlling interests and shareholders’ equity		21,078,040	17,316,231	2,510,617

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues:	5, 19
Public cloud services (including related party amounts of RMB777,287, RMB905,755 and RMB1,043,183 (US$151,248) for the years ended December 31, 2020, 2021 and 2022, respectively)		5,166,851	6,159,085	5,360,282	777,168
Enterprise cloud services (including related party amounts of RMB nil, RMB23,695 and RMB85,482 (US$12,394) for the years ended December 31, 2020, 2021 and 2022, respectively)		1,372,689	2,897,817	2,816,976	408,423
Others (including related party amounts of RMB82, RMB74 and RMB nil (US$ nil) for the years ended December 31, 2020, 2021 and 2022, respectively)		37,767	3,882	2,849	413
Total revenues		6,577,307	9,060,784	8,180,107	1,186,004
Cost of revenues (including related party amounts of RMB988, RMB980 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)	19	(6,220,324)	(8,709,496)	(7,750,569)	(1,123,727)
Gross profit		356,983	351,288	429,538	62,277
Operating expenses:
Selling and marketing expenses		(409,211)	(518,167)	(560,059)	(81,201)
General and administrative expenses		(379,892)	(601,702)	(1,149,677)	(166,687)
Research and development expenses		(775,130)	(1,043,811)	(971,216)	(140,813)
Total operating expenses		(1,564,233)	(2,163,680)	(2,680,952)	(388,701)
Operating loss		(1,207,250)	(1,812,392)	(2,251,414)	(326,424)
Interest income		77,118	71,942	80,743	11,707
Interest expense		(9,453)	(52,040)	(137,812)	(19,981)
Foreign exchange gain (loss)		188,800	37,822	(334,629)	(48,517)
Other gain (loss), net	5	14,301	83,606	(43,810)	(6,352)
Other (expense) income, net	5	(10,810)	95,047	23,007	3,336
Loss before income taxes		(947,294)	(1,576,015)	(2,663,915)	(386,231)
Income tax expense	14	(14,904)	(15,741)	(24,473)	(3,548)
Net loss		(962,198)	(1,591,756)	(2,688,388)	(389,779)
Less: net income (loss) attributable to non-controlling interests		61	(3,044)	(30,204)	(4,379)
Net loss attributable to Kingsoft Cloud Holdings Limited		(962,259)	(1,588,712)	(2,658,184)	(385,400)
Accretion to redemption value of redeemable convertible preferred shares		(19,768)	—	—	—
Net loss attributable to ordinary shareholders		(982,027)	(1,588,712)	(2,658,184)	(385,400)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	17	(0.41)	(0.46)	(0.73)	(0.11)
Shares used in the net loss per share computation:
Basic and diluted	17	2,400,874,197	3,441,729,444	3,623,838,985	3,623,838,985
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(552,788)	(139,575)	660,697	95,792
Comprehensive loss		(1,514,986)	(1,731,331)	(2,027,691)	(293,987)
Less: Comprehensive income (loss) attributable to non-controlling interests		61	(3,177)	(30,463)	(4,417)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders		(1,515,047)	(1,728,154)	(1,997,228)	(289,570)
Accretion to redemption value of redeemable convertible preferred shares		(19,768)	—	—	—
Comprehensive loss attributable to ordinary shareholders		(1,534,815)	(1,728,154)	(1,997,228)	(289,570)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

								Total Kingsoft
	Series A convertible					Accumulated		Cloud Holdings		Total
	preferred shares		Ordinary shares		Additional	Other		Limited		shareholders’
	Number of		Number of		paid-in	comprehensive	Accumulated	shareholders’	Non-controlling	(deficit)
	shares	Amount	shares*	Amount	capital	income (loss)	deficit	(deficit) equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	458,116,000	123,186	894,711,200	5,558	91,746	484,348	(4,902,097)	(4,197,259)	—	(4,197,259)
Net (loss) profit for the year	—	—	—	—	—	—	(962,259)	(962,259)	61	(962,198)
Accretion to redemption value of redeemable convertible preferred shares	—	—	—	—	(19,768)	—	—	(19,768)	—	(19,768)
Repurchase of ordinary shares (Note 18）	—	—	(5,475,254)	(38)	(26,662)	—	—	(26,700)	—	(26,700)
Issuance of ordinary shares upon initial public offering (“IPO”) (Note 18）	—	—	517,500,000	3,663	3,871,731	—	—	3,875,394	—	3,875,394
Conversion of Series A convertible preferred shares into ordinary shares (Note 18）	(458,116,000)	(123,186)	458,116,000	3,243	119,943	—	—	—	—	—
Conversion of Series B convertible preferred shares and Series C, Series D and Series D+ redeemable convertible preferred shares into ordinary shares (Note 18）	—	—	1,259,133,571	8,913	7,880,202	—	—	7,889,115	—	7,889,115
Issuance of ordinary shares upon follow-on offering (Note 18）	—	—	138,750,000	945	1,880,288	—	—	1,881,233	—	1,881,233
Other comprehensive loss	—	—	—	—	—	(552,788)	—	(552,788)	—	(552,788)
Share-based compensation (Note 15)	—	—	—	—	330,114	—	—	330,114	—	330,114
Exercise and vesting of share-based awards (Note 15)	—	—	76,883,116	517	22,390	—	—	22,907	—	22,907
Balance as of December 31, 2020	—	—	3,339,618,633	22,801	14,149,984	(68,440)	(5,864,356)	8,239,989	61	8,240,050

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

							Total Kingsoft
				Accumulated			Cloud Holdings
	Ordinary shares		Additional	other	Statutory		Limited	Non-	Total
	Number of		paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	capital	loss	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	—	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Net loss for the year	—	—	—	—	—	(1,588,712)	(1,588,712)	(3,044)	(1,591,756)
Appropriation to statutory reserves	—	—	—	—	(7,723)	7,723	—	—	—
Business acquisition	247,475,446	1,598	3,615,485	—	—	—	3,617,083	891,590	4,508,673
Other comprehensive loss	—	—	—	(139,442)	—	—	(139,442)	(133)	(139,575)
Share-based compensation (Note 15)	—	—	434,350	—	—	—	434,350	—	434,350
Exercise and vesting of share-based awards (Note 15)	59,287,761	383	45,982	—	—	—	46,365	—	46,365
Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	(7,723)	(7,451,029)	10,603,949	888,474	11,492,423
Balance as of December 31, 2021, in US$	3,646,381,840	3,889	2,863,164	(32,621)	(1,212)	(1,169,229)	1,663,991	139,421	1,803,412

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other			Limited		Total
	Number of		Treasury	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	shares	capital	loss	reserves funds	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	3,646,381,840	24,782	—	18,245,801	(207,882)	(7,723)	(7,451,029)	10,603,949	888,474	11,492,423
Net loss for the year	—	—	—	—	—	—	(2,658,184)	(2,658,184)	(30,204)	(2,688,388)
Other comprehensive income (loss)	—	—	—	—	660,956	—	—	660,956	(259)	660,697
Appropriation to statutory reserves	—	—	—	—	—	(6,977)	6,977	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	2,143	2,143
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(9,136)	(9,136)
Share-based compensation (Note 15)	—	—	—	392,291	—	—	—	392,291	(68,539)	323,752
Exercise and vesting of share-based awards (Note 15)	45,933,211	280	—	10,113	—	—	—	10,393	—	10,393
Repurchase of ordinary shares (Note 18)	(183,901,110)	—	(208,385)	—	—	—	—	(208,385)	—	(208,385)
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	(14,700)	(10,102,236)	8,801,020	782,479	9,583,499
Balance as of December 31, 2022, in US$	3,508,413,941	3,634	(30,213)	2,703,736	65,690	(2,131)	(1,464,687)	1,276,029	113,449	1,389,478
*

As of December 31, 2020, 2021 and 2022, 206,506,322, 158,902,970 and 112,969,750 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(962,198)	(1,591,756)	(2,688,388)	(389,779)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:
Depreciation and amortization	758,038	855,604	1,157,424	167,811
Share-based compensation	330,114	434,350	359,835	52,171
Provision for credit losses	31,881	112,013	346,867	50,291
(Gain) loss from disposal of property and equipment	(2,242)	(5,814)	28,788	4,174
Changes in fair value of equity investments	(14,301)	(82,492)	354	52
Gain on disposal of equity investments	—	(10,363)	—	—
Impairment of equity investments	—	—	14,940	2,166
Changes in fair value of purchase consideration of a business acquisition	—	9,249	28,516	4,134
Changes in fair value of purchase contingent consideration of a business acquisition	—	(7,034)	—	—
Impairment of contract costs	—	—	7,270	1,054
Issuance costs expensed for offerings	3,727	—	38,872	5,636
Foreign exchange (gain) loss	(188,800)	(37,822)	334,629	48,517
Deferred income tax	—	(11,852)	(35,195)	(5,103)
Non-cash operating lease expense	52,890	52,648	72,244	10,474
Changes in operating assets and liabilities:
Accounts receivable	(1,024,113)	(947,790)	827,589	119,988
Prepayments and other assets	(356,761)	30,883	132,639	19,231
Amounts due from related parties	(75,315)	(2,075)	(39,581)	(5,739)
Accounts payable	804,198	593,410	(585,424)	(84,879)
Accrued expenses and other liabilities	381,001	(91,018)	251,751	36,501
Operating lease liabilities	(45,748)	(31,791)	(43,701)	(6,336)
Amounts due to related parties	8,739	2,064	(15,192)	(2,203)
Income tax payable	8,457	20,717	(5,263)	(763)
Net cash (used in) generated from operating activities	(290,433)	(708,869)	188,974	27,398

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment		(1,559,946)	(723,285)	(1,418,634)	(205,682)
Disposal of property and equipment		1,363	8,319	34,635	5,022
Purchases of intangible assets		(16,865)	(12,106)	(18,774)	(2,722)
Purchases of short-term investments		(5,607,690)	(2,568,325)	(2,549,508)	(369,644)
Proceeds from maturities of short-term investments		2,891,597	2,720,186	4,043,262	586,218
Purchases of land use rights		(14,832)	—	—	—
Acquisition of equity investments		(14,650)	(52,493)	(63,356)	(9,186)
Disposal of equity investments		—	63,476	—	—
Acquisition of business, net of cash acquired		—	139,350	(157,484)	(22,833)
Asset-related government grants received		7,020	3,255	99,571	14,436
Disposal of a subsidiary		—	—	(2,577)	(374)
Net cash used in investing activities		(4,314,003)	(421,623)	(32,865)	(4,765)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bank loan		(100,000)	(74,351)	—	—
Repayment of short-term bank loans		—	(496,707)	(1,375,325)	(199,402)
Proceeds from short-term bank loans		278,487	1,540,166	936,658	135,803
Settlement of share-based awards	15	—	—	(43,981)	(6,377)
Payment of offering costs		—	—	(25,338)	(3,674)
Proceeds from IPO, net of offering costs		3,933,393	—	—	—
Proceeds from follow-on offering, net of offering costs		1,876,316	—	—	—
Capital contribution from non-controlling interests		—	—	2,143	311
Proceeds from loans due to related parties		—	1,192,455	300,000	43,496
Repayment of loans due to a related party		—	—	(755,719)	(109,570)
Proceeds from exercise of options		11,227	50,924	17,801	2,581
Repurchases of ordinary shares		—	—	(208,385)	(30,213)
Proceeds from redeemable convertible preferred shares, net of issuance costs		124,730	—	—	—
Net cash generated from (used in) financing activities		6,124,153	2,212,487	(1,152,146)	(167,045)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		(118,306)	(50,048)	73,142	10,605
Net increase (decrease) in cash, cash equivalents, and restricted cash		1,519,717	1,081,995	(996,037)	(144,412)
Cash, cash equivalents, and restricted cash at beginning of year		2,023,263	3,424,674	4,456,621	646,149
Cash, cash equivalents, and restricted cash at end of year		3,424,674	4,456,621	3,533,726	512,342

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Restricted cash		—	239,093	114,560	16,610
Income taxes paid		6,270	6,874	64,932	9,414
Interest expense paid		9,206	45,844	130,322	18,895
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	12	181,038	759,391	120,530	17,475
Purchase consideration included in accrued expenses and other liabilities		—	1,328,508	1,208,985	175,286
Settlement of senior executive loans by repurchase of ordinary shares		26,700	—	—	—
Offering costs included in accrued expenses and other liabilities		—	—	13,534	1,962
Non-cash acquisition of business	4	—	3,617,083	—	—

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in mainland China, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of
equity
interest
		Date of	attributable
	Place of	establishment/	to the
Name	establishment	acquisition	Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	Mainland China	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	Mainland China	December 15, 2015	100%	Research and development
Camelot Technology Co., Ltd. (“Camelot Technology”)	Mainland China	September 3, 2021	82.72%	Enterprise digital solutions and related services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	Mainland China	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	Mainland China	April 13, 2018	Nil	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	Mainland China	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	Mainland China	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	Mainland China	March 31, 2016	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	Mainland China	December 26, 2017	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.	Mainland China	May 30, 2019	Nil	Cloud services

*Collectively, the “WFOE”

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000 (US$66,114). As of December 31, 2022, the acquisition of the 9.50% of equity interests in Camelot Technology was not completed.

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the mainland China through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by mainland China shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

The following is a summary of the Contractual Agreements:

Shareholder Voting Right Trust Agreements

Pursuant to the shareholder voting right trust agreements signed amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, each Nominee Shareholder irrevocably authorizes the person designated by Beijing Kingsoft Cloud to act as his, her or its attorney-in-fact(“AIF”) to exercise on such Nominee Shareholder’s behalf any and all rights that such shareholder has in respect of his, her or its equity interests in Zhuhai Kingsoft Cloud. Beijing Kingsoft Cloud has the right to replace the authorized AIF at any time upon written notice without consent from the other parties. The rights as a shareholder of Zhuhai Kingsoft Cloud, including, but not limited to, the right to attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment of executive directors and senior management. The shareholder voting right trust agreements are valid as long as the Nominee Shareholders remain the shareholders of the VIEs. Zhuhai Kingsoft Cloud and its Nominee Shareholders have no right to unilaterally terminate the agreement.

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

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement between Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under laws of mainland China. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable laws of mainland China or either RMB0.001 or the loan amount, whichever is higher. Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under laws of mainland China. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

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

Equity Pledge Agreements (Continued)

The terms of the equity pledge agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable laws and regulations of mainland China, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or its Nominee Shareholders do not have sufficient funds or are unable to repay.

Resolutions of all Shareholders and Resolution of the Board of Directors of the Company

The Shareholders and the Company’s Board of Directors resolved that the rights under the Shareholder Voting Right Trust Agreements and the Exclusive Purchase Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current laws and regulations of mainland China; (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current laws or regulations of mainland China; and (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the mainland China legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations of mainland China and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future laws or regulations of mainland China, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,209,647	1,231,226	178,511
Restricted cash	89,704	107,840	15,635
Accounts receivable, net of allowance for credit losses of RMB30,082 and RMB32,413 (US$4,699) as of December 31, 2021 and 2022, respectively	3,170,860	2,032,260	294,650
Prepayments and other assets	907,350	927,040	134,408
Amounts due from related parties	184,137	216,346	31,367
Amounts due from subsidiaries of the Group	2,157,428	2,538,670	368,073
Total current assets	8,719,126	7,053,382	1,022,644
Non-current assets:
Property and equipment, net	2,157,093	1,978,937	286,919
Intangible assets, net	93,662	83,393	12,091
Prepayments and other assets	27,036	20,257	2,937
Goodwill	64,082	48,814	7,077
Equity investments	162,244	179,697	26,054
Amounts due from related parties	4,712	4,712	683
Operating lease right-of-use assets	184,908	147,719	21,417
Total non-current assets	2,693,737	2,463,529	357,178
Total assets	11,412,863	9,516,911	1,379,822
Current liabilities:
Accounts payable	2,733,487	2,113,674	306,455
Accrued expenses and other liabilities	1,208,868	644,858	93,496
Short-term bank loans	1,348,166	885,500	128,385
Income tax payable	1,026	—	—
Amounts due to related parties	797,731	388,308	56,299
Current operating lease liabilities	70,672	87,142	12,634
Amounts due to subsidiaries of the Group	1,597,946	3,854,844	558,900
Total current liabilities	7,757,896	7,974,326	1,156,169
Non-current liabilities:
Other liabilities	6,975	284,971	41,316
Non-current operating lease liabilities	121,057	90,138	13,069
Amounts due to related parties	472,882	413,464	59,947
Amounts due to subsidiaries of the Group	7,486,525	7,206,545	1,044,851
Total non-current liabilities	8,087,439	7,995,118	1,159,183
Total liabilities	15,845,335	15,969,444	2,315,352

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues	6,377,158	7,972,143	5,571,837	807,840
Net loss	(922,908)	(1,556,904)	(2,211,057)	(320,573)
Net cash used in operating activities	(833,479)	(958,748)	(144,977)	(21,020)
Net cash used in investing activities	(1,471,637)	(843,586)	(1,167,374)	(169,253)
Net cash generated from financing activities	2,802,088	2,612,563	567,592	82,293

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 97.0%, 88.0% and 68.1% of the Group’s consolidated revenue for the years ended December 31, 2020, 2021 and 2022, respectively, after elimination of inter-entity transactions.

As of December 31, 2021 and 2022, except for RMB702,424 and RMB585,005 (US$84,818) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 13 and Note 19), and RMB89,704 and RMB14,695 (US$2,131) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

“Statutory reserve funds” are separately presented on the consolidated balance sheet as of December 31, 2022 and the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2022. Accordingly, prior year balances were reclassified to conform with current year presentation.

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and their subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the purchase price allocation and fair value of non-controlling interests and contingent consideration with respect to business combinations, the fair value of equity investments and standalone selling prices of performance obligation of revenue contracts. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the Company’s subsidiaries located in the U.S. is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries and the VIEs and VIEs’ subsidiaries located in the mainland China is Renminbi (“RMB”). The functional currencies of the Company’s subsidiaries located in Japan and Hong Kong are Japanese Yen (“Yen”) and Hong Kong dollars (“HK$”), respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.8972 per US$1.00 on December 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2021 and 2022, a majority of the Group’s cash and cash equivalents were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500.

As an offshore holding company, the Company is permitted under laws and regulations of mainland China to provide funding from the proceeds of its of offshore fundraising activities to its mainland China subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

For the years ended December 31, 2020, 2021 and 2022, the VIEs and their subsidiaries transferred RMB24,869, RMB20,157 and RMB18,473 (US$2,678), respectively, to the Company’s WFOE as payment or prepayment of service fees under the Contractual Agreements. There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the periods presented. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

Restricted cash

As of December 31, 2021, a majority of the Group’s restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash reserved in escrow accounts for the remaining payments in relation to a business acquisition, cash secured for certain payables to suppliers and cash to guarantee the Group’s performance under certain revenue contracts. As of December 31, 2022, substantially all of the Group’s restricted cash was held by financial institutions located in mainland China, and mainly represents cash secured for certain payables to suppliers.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months. As of December 31, 2021 and 2022, all of the Group’s short-term investments were held by financial institutions located in mainland China and Hong Kong.

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net income (loss) attributable to non-controlling interests.The cumulative results of operations attributable to non-controlling interests are recorded as “non-controlling interests” in the Group’s consolidated balance sheets.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the assessment period is over and it is finally settled. Identifiable assets, liabilities and contingent liabilities acquired or assumed other than contract assets and contract liabilities from revenue contracts are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The Group early adopted Accounting Standards Update (“ASU”) No. 2021-08, Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”) in 2021 and recognizes and measures the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss.

Equity investments

a)	Equity investments with readily determinable fair value

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange for a cash consideration of RMB63,356 (US$9,186). The Group recorded RMB22,683 (US$3,289) of unrealized losses resulting from the change in fair value of the equity investments in “Other gain (loss), net” on the consolidated statement of comprehensive loss for the year ended December 31, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
b)	Equity investments without readily determinable fair value

The Group’s equity investments without readily determinable fair value are primarily long-term investments in unlisted companies based in mainland China that are not in-substance common stock. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

In 2021, the Group: i) acquired equity interest of a company engaged in providing technology services with a cash consideration of RMB52,493 (US$8,237); and ii) disposed equity interests in certain equity investees and recognized a disposal gain of RMB10,363 (US$1,626) in “Other gain (loss), net”.

In February 2022, the Group disposed certain equity interests in Beijing Yunshu Xunlian Technology Co., Ltd. (“Beijing Yunshu”), and deconsolidated Beijing Yunshu’s financial results from the Group’s consolidated financial statements from the date of disposal. The Group measured its remaining interests in Beijing Yunshu at fair value upon deconsolidation, and the loss recognized from the disposal of Beijing Yunshu was immaterial. Subsequent to the deconsolidation, the Group owns 15.63% equity interests in Beijing Yunshu and the remaining equity interests are accounted for using the measurement alternative.

The Group recognized RMB14,301, RMB82,492 and RMB22,452 (US$3,255) of unrealized gains (upward adjustments), and RMB nil, RMB nil and RMB nil (US$nil) of unrealized losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, in other gain (loss), net on the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

The total carrying value of equity investments held were as follows:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Equity investments without readily determinable fair value:
Initial cost basis	114,876	114,256	124,196	18,007
Cumulative unrealized gains	14,301	96,793	119,245	17,289
Cumulative unrealized losses (including impairment)	—	—	(14,940)	(2,166)
Foreign currency translation	(2,594)	(3,883)	271	39
	126,583	207,166	228,772	33,169
Equity investments with readily determinable fair value:
Initial cost basis	—	—	63,356	9,186
Cumulative unrealized losses	—	—	(22,683)	(3,289)
Foreign currency translation	—	—	4,135	599
	—	—	44,808	6,496
Total carrying value	126,583	207,166	273,580	39,665

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets, equity investments, accounts payable, purchase consideration payable, certain other liabilities, amounts due from and due to related parties and short-term bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

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

a)	Assets and liabilities measured at fair value on a recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	losses
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB

As of December 31, 2021
Purchase consideration payable	(1,328,508)	—	(1,328,508)	—	(9,249)
As of December 31, 2022
Purchase consideration payable	(1,208,985)	—	(1,208,985)	—	(28,516)
Equity investments with readily determinable fair value	44,808	44,808	—	—	(22,683)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
b)	Assets and liabilities measured at fair value on a non-recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	gains
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB

As of December 31, 2021
Equity investments accounted for using measurement alternative	207,166	—	—	207,166	82,492
As of December 31, 2022
Equity investments accounted for using measurement alternative	228,772	—	—	228,772	22,452

The non-recurring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recurring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates.

Adoption of ASC 326

On January 1, 2021, the Group adopted ASC 326, Credit Losses (“ASC 326”) which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Group used a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684.

Accounts receivable and contract assets, net

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

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment under finance leases are depreciated on a straight-line basis over the shorter of the estimated useful life of the leased assets or the lease term. Estimated useful lives for the property and equipment are as follows:

Estimated
Category	Useful Life
Electronic equipment	3-4 years
Office equipment and fixtures	5 years
Data center machinery and equipment	10 years
Building	50 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

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

Estimated
Category	Useful Life
Customer relationships	6 years
Patents and technologies	6-10 years
Trademarks and domain names	10 years
Software and copyrights	3-10 years
Others	3 years

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2021 and 2022, the Group did not have any intangible assets with indefinite lives.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The significant assumptions used in the future undiscounted cash flows of the asset group for which impairment indicators are identified included revenue growth rates and bandwidth and internet data center costs (“IDC costs”). For all periods presented, there was no impairment of any of the Group’s long-lived assets.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from the mainland China and a majority of the long-lived assets of the Group are located in the mainland China, and therefore, no geographical segments are presented.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2021 and 2022, the Group had two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

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

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group’s public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group’s performance obligation is a single performance obligation under these contracts to stand ready to provide an unspecified quantity of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates public cloud service revenue from prepaid subscription packages, which are recognized ratably over the fixed subscription period.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Enterprise cloud services

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group’s technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions and upgrades, is recognized at a point in time only upon customer acceptance of the Solutions and upon delivery of the specified upgrade, respectively. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

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

Cost of revenue

Cost of revenues primarily includes IDC costs, depreciation expense of electronic equipment, data center machinery and equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Research and development

Research and development expenses primarily consist of payroll and related expenses for employees and third party service provider costs in the development for new products and services and enhancement of the Group’s service offerings. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2020, 2021 and 2022, the advertising expenses were RMB15,348, RMB24,070 and RMB9,512 (US$1,379), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other (expense) income, net” when received. The remaining government grants are related to acquisition of assets. The grants are recorded as “deferred government grants” included in the accrued expenses and other liabilities line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For leases with lease and non-lease components, the Group has elected to apply the practical expedient to not separate the lease component and its associated non-lease component. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. The Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. Variable lease payments that do not depend on an index or a rate are not included in the lease payments and are recognized in earnings in the period in which the event or condition that triggers the payment occurs. The Group has also elected the practical expedient for the short-term lease exemption for contracts with lease terms of 12 months or less.

Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased assets or the lease term. Interests on finance lease liabilities are determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Finance lease right-of-use assets are included in “Property and equipment, net” in the consolidated balance sheets. Current and non-current portions of finance lease liabilities are included in “Accrued expenses and other liabilities” and “Other liabilities”, respectively, in the consolidated balance sheets.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws of mainland China. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

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

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

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

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award are accounted for as a modification of the terms of the cancelled award.

Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price.

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the year ended December 31, 2020, the Company’s convertible preferred shares and redeemable convertible preferred shares are participating securities, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. For the year ended December 31, 2020, ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the Company’s convertible preferred shares and redeemable convertible preferred shares using the if-converted method; and ordinary shares issuable upon the exercise of share options and vesting of awarded shares, using the treasury stock method. For the years ended December 31, 2021 and 2022, ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and vesting of awarded shares. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a mainland China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The mainland China government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB126,784, RMB310,126 and RMB431,929 (US$62,624) for the years ended December 31, 2020, 2021 and 2022, respectively.

Impact of COVID-19

For the years ended December 31, 2020 and 2021, COVID-19 has had immaterial impact on the Group’s operations. For the year ended December 31, 2022, the Group’s operations were negatively impacted by the resurgence of COVID-19. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of the Group’s estimates and assumptions, including allowance for credit losses, equity investments, long-lived assets and goodwill subject to impairment assessments, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to the Group’s estimates in future periods.

Recent accounting pronouncements

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2021, the Group had two customers, with receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2022, the Group had one customer accounted for more than 10% of the total accounts receivable balances. As of December 31, 2021, the Group had one customer, with a contract asset balance exceeding 10% of the total contract assets balances. As of December 31, 2022, the Group had two customers, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the mainland China.

Revenue from three customers accounted for 10%, 28% and 15%, respectively, of total revenues during the year ended December 31, 2020. Revenue from two customers accounted for 22% and 13%, respectively, of total revenues during the year ended December 31, 2021. Revenue from two customers accounted for 20% and 11%, respectively, of total revenues during the year ended December 31, 2022.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the mainland China government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the mainland China foreign exchange trading system market.

The Group has not made any foreign currency payments that are subject to approval by the PBOC or other institutions during the periods presented. While the Group’s mainland China subsidiaries, VIEs and subsidiaries of the VIEs have not converted cash and cash equivalents in RMB to a foreign currency for the periods presented, they plan to convert in the future to repay the amounts due to the Company’s subsidiary.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, and depreciation of approximately 8.2% during the year ended December 31, 2022, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The total cash purchase price consideration was RMB126,400 (US$19,835). The Group recognized RMB586 (US$92) of net assets acquired excluding intangible assets, RMB77,000 (US$12,083) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,660) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.

Acquisition of Beijing Yunshu

In April 2021, the Group completed the acquisition of 86.21% equity interest in Beijing Yunshu, which the Group expected to enhance the Group’s public cloud services. The total cash purchase price was RMB7,034 (US$1,104) contingent consideration. The results of Beijing Yunshu’s operations have been included in the Group’s consolidated financial statements since April 2021 until Beijing Yunshu was deconsolidated in February 2022.

Acquisition of Camelot

In September 2021, the Group completed the acquisition of 100% equity interests in Camelot Employee Scheme INC. (“CES”), which legally held 79.53% equity interests in Camelot Technology and its subsidiaries (collectively referred to as “Camelot”). Camelot is mainly engaged in enterprise digital solutions and enterprise digital services, and the acquisition is expected to further develop the Group’s enterprise cloud business. The results of Camelot have been included in the consolidated financial statements of the Group since September 2021.

The total purchase consideration was RMB5,290,553, which consisted of a cash consideration of RMB751,974 and an equity consideration of RMB4,538,579. Goodwill recognized represents the expected synergies from integrating Camelot with the Group’s existing enterprise cloud business and is not tax deductible.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4.	BUSINESS COMBINATION (Continued)

During the second quarter of 2022, the Group completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The table below summaries the final determination of the estimated fair values of the assets acquired and liabilities assumed from Camelot as of the acquisition date:

	Camelot
	RMB	US$
Total fair value of purchase consideration	5,290,553	767,058
Less:
Cash and cash equivalents	618,439	89,665
Restricted cash	1,126	163
Accounts receivable and other assets	940,511	136,361
Property and equipment, net	13,792	2,000
Intangible assets:
Customer relationship	620,100	89,906
Trademarks	474,000	68,724
Copyrights	34,100	4,944
Deferred tax assets	54,419	7,890
Deferred tax liabilities	(268,490)	(38,927)
Accounts payable and other liabilities	(871,903)	(126,415)
Non-controlling interests	(882,451)	(127,943)
Goodwill	4,556,910	660,690

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

Actual and Pro-forma Impact from the acquisition of Camelot

The revenue and net loss from the acquisition of Camelot included in the Group’s consolidated statements of comprehensive loss for the year ended December 31, 2021 are RMB822,850 and RMB7,892, respectively. The net loss includes amortization expense relating to intangible assets recognized upon acquisition and other acquisition date fair value measures.

The supplemental pro-forma information is based on the assumption that the acquisition of Camelot had occurred on January 1, 2020, after giving effect to certain adjustments including amortization expenses of intangible assets and other acquisition date fair value measure, which in aggregate amounted to RMB150,122 and RMB143,409 for the years ended December 31, 2020 and 2021, respectively. The pro-forma consolidated revenue was RMB8,253,329 and RMB10,349,504, and the pro-forma net loss was RMB1,003,136 and RMB1,616,748 for the years ended December 31, 2020 and 2021, respectively. The pro-forma basic and diluted loss per share was RMB0.39 and RMB0.45 (US$0.07) for the years ending December 31, 2020 and 2021, respectively. The pro-forma consolidated results are not necessarily indicative of what the Group’s consolidated revenues and net loss would have been had the Group completed the acquisition on the assumed acquisition date. In addition, the pro-forma consolidated results do not purport to project the future results of the Group.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisitions of Shenzhen Yunfan and Beijing Yunshu have not been presented because the effects were not material.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER (EXPENSE) INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Public cloud services recognized over time	5,166,851	6,159,085	5,360,282	777,168
Enterprise cloud services:
Recognized at a point in time	1,368,544	2,159,869	711,466	103,153
Recognized over time	4,145	737,948	2,105,510	305,270
	1,372,689	2,897,817	2,816,976	408,423
Others:
Recognized at a point in time	36,611	1,208	—	—
Recognized over time	1,156	2,674	2,849	413
	37,767	3,882	2,849	413
	6,577,307	9,060,784	8,180,107	1,186,004

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2022 are related to enterprise cloud services and others, which are as follows:

	RMB	US$
Within one year	52,798	7,655
More than one year	41,022	5,948
Total	93,820	13,603

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	37,550	112,221	192,428	27,899

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER (EXPENSE) INCOME, NET (Continued)

The following table presents the Group’s other gain (loss), net:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Gross unrealized gain on equity investments held	14,301	82,492	22,452	3,255
Gross unrealized loss (including impairment) on equity investments held	—	—	(37,623)	(5,455)
Net realized gain (loss) on equity investments sold	—	10,363	(123)	(18)
Changes in fair value of purchase consideration in a business acquisition	—	(9,249)	(28,516)	(4,134)
	14,301	83,606	(43,810)	(6,352)

The following table presents the Group’s other (expense) income, net:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Government grants*	5,869	100,759	56,867	8,245
Income from ADS Reimbursement (Note 12)	5,219	9,967	10,386	1,506
Value added tax transferred out	(20,904)	(23,721)	(32,766)	(4,751)
Gain on disposal of property and equipment	2,242	7,107	156	23
Others	(3,236)	935	(11,636)	(1,687)
	(10,810)	95,047	23,007	3,336
*	Government grants primarily included government subsidies for rental expenses and interests paid for bank loans, and deductions or refund of other taxes.

6.	ACCOUNTS RECEIVABLE, NET

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	3,603,240	2,450,392	355,274
Allowance for credit losses	(32,265)	(47,962)	(6,954)
Accounts receivable, net	3,570,975	2,402,430	348,320

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE, NET (Continued)

The movements of the allowance for credit losses were as follows:

	As at December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Balance at beginning of the year	22,894	15,770	32,265	4,678
Adoption of ASC 326 (Note 2)	—	5,684	—	—
Provision for expected credit losses	44,695	121,731	323,848	46,954
Write-offs charged against the allowance*	(44,096)	(101,202)	(273,286)	(39,623)
Recoveries during the year	(7,723)	(9,718)	(34,865)	(5,055)
Balance at end of the year	15,770	32,265	47,962	6,954
*	The increase in write-offs of accounts receivable in 2022 is primarily due to the deterioration of customer business conditions impacted by COVID-19.

7.	PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	162,528	194,796	28,243
Contract costs*	145,628	133,084	19,295
Contract assets, net**	550,068	488,226	70,786
VAT prepayments	619,391	678,847	98,424
Interest receivable	21,463	21,955	3,183
Individual income tax receivable*** (Note 12)	48,949	3,742	543
Others	138,994	91,372	13,247
	1,687,021	1,612,022	233,721
Non-current portion:
Prepayments for electronic equipment	25,388	19,211	2,785
Others	3,678	2,052	298
	29,066	21,263	3,083
*

Represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**

Represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The decrease in contract assets in 2022 reflects the net impact of billed revenues in excess of revenue recognized during the period. The allowance for credit losses on contract assets were RMB1,591 and RMB21,453 (US$3,110) as of December 31, 2021 and 2022, respectively. The amounts charged to expenses for credit losses on contract assets were RMB2,100 and RMB19,862 (US$2,880), and write-offs charged against the allowance were RMB509 and RMB nil (US$ nil), respectively, for the years ended December 31, 2021 and 2022, respectively.

***	Represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

Except disclosed separately, the expected credit loss rate and the loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2021 and December 31, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Electronic equipment	5,123,149	5,421,548	786,051
Office equipment and fixtures	15,462	15,376	2,229
Data center machinery and equipment	144,328	319,652	46,345
Building	15,768	161,428	23,405
Construction in progress	147,817	3,459	501
	5,446,524	5,921,463	858,531
Less: accumulated depreciation	(3,082,421)	(3,788,469)	(549,276)
Property and equipment, net	2,364,103	2,132,994	309,255

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 was RMB750,375, RMB783,305 and RMB983,509 (US$142,595), respectively.

9.	INTANGIBLE ASSETS, NET

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Customer relationships	620,100	620,500	89,964
Patents and technologies	67,900	60,900	8,830
Trademarks and domain names	497,098	497,939	72,194
Software and copyrights	71,752	88,502	12,832
Others	3,637	3,707	537
	1,260,487	1,271,548	184,357
Less: accumulated amortization
Customer relationships	(32,637)	(130,701)	(18,950)
Patents and technologies	(8,138)	(17,763)	(2,575)
Trademarks and domain names	(20,722)	(70,494)	(10,221)
Software and copyrights	(26,692)	(41,286)	(5,986)
Others	(2,531)	(3,284)	(476)
	(90,720)	(263,528)	(38,208)
Intangible assets, net	1,169,767	1,008,020	146,149

Amortization expense of intangible assets for the years ended December 31, 2020, 2021 and 2022 was RMB7,663, RMB72,299 and RMB173,915 (US$25,216), respectively. As of December 31, 2022, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2023	177,022	25,666
2024	172,096	24,952
2025	166,308	24,112
2026	162,686	23,587
2027 and thereafter	329,908	47,832
Total	1,008,020	146,149

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10.	GOODWILL

The Group’s goodwill was recognized from the business acquisitions in 2021. The changes in the carrying amount of goodwill were as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary	(15,268)	—	(15,268)
Adjustments to fair values of preliminary purchase price allocation	(3,259)	(864)	(4,123)
Balance as of December 31, 2022	3,650,504	955,220	4,605,724
Balance as of December 31, 2022, in US$	529,273	138,494	667,767

As of December 31, 2021, the Group performed a qualitative assessment for goodwill allocated to the Cloud service and solutions and the Cloud-based digital solutions and services reporting units, and concluded that it is not more-likely-than-not that the fair value of the reporting units is less than their carrying amount.

As of December 31, 2022, the Group performed a qualitative assessment for goodwill allocated to the Cloud-based digital solutions and services reporting unit, and concluded that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. The Group elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the income approach. Significant assumptions used included projected revenue growth rates, IDC costs, terminal growth rate, and discount rate. As of December 31, 2022, as the fair value of the Cloud service and solutions reporting unit exceeded its carrying amount, no impairment loss was recognized.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	LEASES

The Group’s operating leases mainly related to office space and buildings, and its finance leases are related to data center machinery and equipment. The finance leases include a bargain purchase option, contain variable lease payments based on the actual usage of the machinery and equipment, and have no fixed or in-substance fixed lease payments for the first two years of the lease term. Certain operating leases include rental-free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate.

The components of lease costs were as follows:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating lease costs	52,890	52,648	72,244	10,474
Short-term lease costs	3,036	11,317	15,493	2,246
Finance lease costs:
Depreciation of finance lease assets	—	—	9,204	1,334
Interest on finance lease liabilities	—	—	5,491	796
Variable lease payments	—	—	7,237	1,050
Total finance lease costs	—	—	21,932	3,180

Other information related to leases where the Group is the lessee is as follows:

	As at December 31
	2020	2021	2022
Weighted-average remaining lease term:
Operating leases	9.7 years	8.3 years	7.7 years
Finance leases	—	—	9.3 years

Weighted-average discount rate:
Operating leases	6.36%	6.18%	5.88%
Finance leases	—	—	5.90%

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	60,273	35,214	47,385	6,870

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	LEASES (Continued)

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating leases	195,890	6,915	47,288	6,856
Finance leases	—	—	175,324	25,420

The undiscounted future minimum payments under the Group’s operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of December 31, 2022 were as below:

	Operating lease		Finance lease
	RMB	US$	RMB	US$
2023	139,681	20,252	—	—
2024	54,613	7,918	20,485	2,970
2025	32,530	4,716	30,728	4,455
2026	13,067	1,895	30,728	4,455
2027 and thereafter	62,532	9,066	163,881	23,761
Total future lease payments	302,423	43,847	245,822	35,641
Less: imputed interest	(42,641)	(6,182)	(65,007)	(9,425)
Total lease liability balance	259,782	37,665	180,815	26,216

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Current portion:
Customer advances*	378,957	411,467	59,657
Salary and welfare payable	600,775	671,124	97,304
Purchase of property and equipment	759,391	120,530	17,475
Accrued expenses	116,021	188,533	27,335
Other tax and surcharges payable	91,287	110,242	15,984
Deferred government grants**	8,488	17,257	2,502
Purchase consideration payable***	148,038	1,208,985	175,286
Individual income tax payable**** (Note 7)	48,949	3,742	543
Others*****	71,934	98,946	14,342
	2,223,840	2,830,826	410,428
Non-current portion:
Deferred government grants**	6,975	104,156	15,101
Purchase consideration payable***	1,180,470	—	—
Finance lease liability	—	180,815	26,216
Unrecognized tax benefit	15,954	40,539	5,878
Others*****	29,278	45,021	6,527
	1,232,677	370,531	53,722
*

The amount represents contract liabilities for the rendering of services. The increase in customer advances as of December 31, 2022 is a result of the increase in consideration received from the Group’s customers.

**	The amount primarily represents government subsidies for constructions of a data center in mainland China.
***

The amount represents the remaining purchase consideration to acquire Camelot. As of December 31, 2022, RMB257,777 (US$37,374) and RMB951,208 (US$137,912) will be settled by cash and ordinary shares of the Company by June 30, 2023, respectively.

****	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.
*****

In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB47,597) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of December 31, 2021 and 2022, RMB9,836 and RMB10,762 (US$1,560) were included in the current portion, and RMB22,989 and RMB14,350 (US$2,081) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	LOANS

Bank loans

As of December 31, 2021 and 2022, the Group had a total of RMB1,348,166 and RMB909,500 of short-term bank loans, respectively. Short-term bank loans are unsecured, and the weighted average interest rate as of December 31, 2021 and 2022 was 4.59% and 4.16%, respectively.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

Related party loans

The carrying amounts of the related party loans included in “Amounts due to related parties” on the consolidated balance sheets were as below:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Current
Kingsoft Group*	500,000	—	—
Xiaomi Group**	236,206	340,129	49,314
	736,206	340,129	49,314
Non-current:
Xiaomi Group**	472,882	413,464	59,947
	472,882	413,464	59,947
	1,209,088	753,593	109,261
*

During 2021, the Group entered into an unsecured loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 (US$78,461) with a fixed annual interest rate of 4.65%. The Group has fully repaid the loan in November 2022.

**

During 2021 and 2022, the Group entered into several loan agreements with fixed annual interest rates of 4.36% and 3.98% with Xiaomi Group which are secured by the Group’s electronic equipment, respectively. The carrying amount of the electronic equipment pledged was RMB702,424 and RMB585,005 (US$84,818) as of December 31, 2021, and 2022, respectively.

As of December 31, 2022, the loans will be repaid according to the following schedule:

	RMB	US$
2023	1,259,065	182,547
2024	322,758	46,796
2025	81,500	11,816
2026	61,125	8,862
	1,724,448	250,021

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, the Group did not make any provisions for Hong Kong profit tax as the Group did not generate any assessable profits arising in Hong Kong. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (‘‘HNTE’’) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Loss before income taxes consists of:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Mainland China	(1,095,015)	(1,646,607)	(2,475,677)	(358,939)
Non-mainland China	147,721	70,592	(188,238)	(27,292)
	(947,294)	(1,576,015)	(2,663,915)	(386,231)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax expense	15,081	27,593	59,668	8,651
Deferred income tax benefit	(177)	(11,852)	(35,195)	(5,103)
	14,904	15,741	24,473	3,548

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION (Continued)

The reconciliation of income tax expense computed using the mainland China statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Loss before income tax	(947,294)	(1,576,015)	(2,663,915)	(386,231)
Income tax computed at the mainland China statutory tax rate of 25%	(236,824)	(394,004)	(665,978)	(96,558)
Effect of tax holiday and preferential tax rates	(44,121)	7,083	52,651	7,634
Effect of different tax rates in different jurisdictions	10,580	(1,681)	58,266	8,448
Other non-taxable income	(35,454)	(24,999)	(28,993)	(4,204)
Non-deductible expenses	14,060	36,719	5,727	830
Share-based compensation costs	82,528	108,588	90,015	13,051
Research and development super deduction	(113,388)	(146,639)	(64,718)	(9,383)
Withholding tax and others	11,581	9,552	10,785	1,564
Change in valuation allowance	399,756	434,056	525,169	76,142
True-up adjustments in respect of prior year’s annual tax filing	(83,342)	(3,474)	(15,195)	(2,203)
Expiration of tax loss carryforward	—	—	124,555	18,059
Tax rate change on deferred items	9,528	(9,460)	(67,811)	(9,832)
Income tax expense	14,904	15,741	24,473	3,548

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Tax loss carried forward	1,841,192	2,318,161	336,102
Accrued expenses	235,737	84,428	12,241
Depreciation	7,082	17,073	2,475
Allowance for credit losses	53,436	85,666	12,420
Government grant	4,266	5,779	838
Operating lease liabilities	63,781	57,828	8,384
Accrued interest	170,337	197,767	28,674
Finance lease liabilities	—	47,505	6,888
Others	2,737	8,241	1,194
Less: valuation allowance	(1,881,873)	(2,415,627)	(350,233)
	496,695	406,821	58,983
Deferred tax liabilities:
Operating lease right-of-use assets	57,300	46,367	6,723
One-time deduction for fixed asset purchases	337,564	231,532	33,569
Long-lived assets arising from acquisition	277,267	238,672	34,603
Finance lease right-of-use assets	—	41,530	6,021
Others	22,655	15,772	2,287
	694,786	573,873	83,203

Net deferred tax liabilities：	198,091	167,052	24,220

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION (Continued)

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2021 and 2022, the Group’s total deferred tax assets before valuation allowances were RMB2,378,568 and RMB2,822,448 (US$409,216), respectively. As of December 31, 2021 and 2022, the Group recorded valuation allowances of RMB1,881,873 and RMB2,415,627 (US$350,233), respectively, on its deferred tax assets that are not more-likely-than-not to be realized.

As of December 31, 2022, the Group had net losses of approximately RMB9,490,802 (US$1,376,037) mainly deriving from entities in the mainland China and Hong Kong. The tax losses in the mainland China can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the mainland China will expire between 2023 and 2027 and the tax losses of entities in the mainland China that qualify as HNTE will expire between 2023 and 2032, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

Unrecognized tax benefits

As of December 31, 2021 and 2022, the Group had unrecognized tax benefits of RMB59,049 and RMB58,718 (US$8,513), of which RMB43,095 and RMB18,179 (US$2,635), respectively, were presented as a reduction to the deferred tax assets related to tax losses carryforward, and the remaining amounts of RMB15,954 and RMB40,539 (US$5,878), respectively, were presented in other liabilities in the consolidated balance sheets. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. As of December 31, 2021 and 2022, there were RMB15,954 and RMB40,539 (US$5,878) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Balance at beginning of the year	12,613	59,049	8,561
Additions from the business acquisitions	19,551	—	—
Additions based on tax position related to current year	26,885	15,894	2,304
Additions based on tax positions related to prior year	—	22,462	3,257
Reductions for tax positions related to prior years	—	(38,687)	(5,609)
Balance at end of the year	59,049	58,718	8,513

For the periods presented, the Group did not record any interest related to unrecognized tax benefits.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries located in mainland China. Accordingly, the subsidiaries’ tax years of 2017 through 2022 remain open to examination by the respective tax authorities. There are no ongoing examinations by tax authorities for any of the Group’s subsidiaries.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS

The Company has three share-based compensation plans under which awards may be granted to employees, namely, the 2013 Share Option Scheme, the 2013 Share Award Scheme and 2021 Share Award Scheme. The maximum aggregate numbers of ordinary shares that are authorized to be issued under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Award Scheme are 209,750,000, 215,376,304 and 380,528,480, respectively. These plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from two to five years.

2013 Share Option Scheme

A summary of the activity for the options granted under the 2013 Share Option Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	61,760,202	0.07	0.87	6.61	60,339
Granted	8,667,040	0.07	0.36	—	—
Forfeited	(11,272,993)	0.07	1.17	—	—
Exercised	(20,788,141)	0.07	0.52	—	—
Outstanding, December 31, 2022	38,366,108	0.07	0.86	6.01	6,972
Vested and expected to vest at December 31, 2022	38,366,108	0.07	0.86	6.01	6,972
Exercisable at December 31, 2022	25,646,851	0.07	0.58	5.41	4,669

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and 2022 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2020, 2021 and 2022 were RMB906,120, RMB79,224 and RMB26,299 (US$3,813), respectively.

The total weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2020, 2021 and 2022 were US$1.16, US$2.80 and US$0.36 per option, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2020, 2021 and 2022 were RMB44,135, RMB51,892 and RMB84,098 (US$12,193), respectively.

As of December 31, 2022, there were RMB39,969 (US$5,795) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.13 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the 2013 Share Award Scheme is stated below:

	Number of	Weighted-average
	shares	grant-date fair value
		US$
Outstanding, December 31, 2021	57,987,266	1.32
Granted	17,805,065	1.29
Cancelled	(9,452,885)	1.73
Vested	(17,310,087)	1.05
Forfeited	(18,880,457)	1.37
Outstanding, December 31, 2022	30,148,902	1.33
Expected to vest at December 31, 2022	30,148,902	1.33

The total weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2020, 2021 and 2022 were US$0.78, US$2.04 and US$1.29 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2020, 2021 and 2022 were RMB91,683, RMB90,121 and RMB119,156 (US$17,276), respectively.

As of December 31, 2022, there were RMB116,666 (US$16,915) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.64 years. The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options granted under the 2013 Share Award Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	27,868,420	0.83	0.31	7.99	6,169
Forfeited	(10,800,320)	0.87	0.29	—	—
Outstanding, December 31, 2022	17,068,100	0.87	0.31	6.97	—
Vested and expected to vest at December 31, 2022	17,068,100	0.87	0.31	6.97	—
Exercisable at December 31, 2022	9,136,740	0.87	0.31	6.95	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021 and 2022 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2020 and 2021 were RMB3,230 and RMB1,561, respectively. No option was exercised during the year ended December 31, 2022.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

The total weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2020 and 2021 were US$0.31 and US$0.31 per option, respectively. There were no share-based awards granted under 2013 Share Aware Scheme during the year ended December 31, 2022. The aggregate fair value of the share-based awards vested during the years ended December 31, 2020, 2021 and 2022 were RMB15,981, RMB16,192 and RMB11,462 (US$1,662), respectively.

As of December 31, 2022, there were RMB5,035 (US$730) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.35 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2021 Share Award Scheme

In November 2021, the Company adopted the 2021 Share Award Scheme. A summary of the activity for the restricted shares with option features issued under the 2021 Share Award Scheme is stated below:

			Weighted-
			average	Weighted-
		Weighted-	grant-	average	Aggregate
	Number of	average exercise	date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2021	—	—	—	—	—
Granted	129,509,841	0.01	0.33	—	—
Exercised	(3,131,947)	0.01	0.40	—	—
Forfeited	(22,374,413)	0.01	0.38	—	—
Outstanding, December 31, 2022	104,003,481	0.01	0.32	9.44	25,786
Vested and expected to vest at December 31, 2022	104,003,481	0.01	0.32	9.44	25,786
Exercisable at December 31, 2022	30,927,052	0.00	0.25	9.86	7,858

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2022 and the exercise price of respective share-based awards. Total intrinsic value of the share-based awards exercised for the year ended December 31, 2022 was RMB5,297 (US$768).

The total weighted-average grant date fair value of the share-based awards granted during the year ended December 31, 2022 was US$0.33 per share. The aggregate fair value of the share-based awards vested during the year ended December 31, 2022 was RMB18,371 (US$2,664).

As of December 31, 2022, there were RMB108,162 (US$15,682) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2.16 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

Others

In connection with the acquisition of Shenzhen Yunfan, the Company granted 11,684,432 restricted shares to certain employees that contain 1-3 years service vesting condition. As of December 31, 2021 and 2022, 2,278,360 and 6,981,396 of restricted shares were vested, respectively. As of December 31, 2022, there were RMB30,882 (US$4,477) of total unrecognized share-based compensation expenses related to these unvested share-based awards that will be recognized over 1 year.

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it has considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1(February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. For the employee exit rate, which represents the annual turnover rate of employees leaving services, the Group uses the historical employee exiting data to have an estimate of that input. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

The assumptions used to estimate the fair value of the share options granted are as follows:

For the year ended December 31
	2020	2021	2022
Risk-free rate	0.66%-1.84%	1.13%-1.62%	1.75%-2.93%
Expected volatility range	37.3%-37.8%	36.28%-38.03%	35.62%-46.22%
Exercise multiple	2.20-2.80	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$0.76-US$1.94	US$1.97-US$3.49	US$0.24-US$0.73

Share-based awards of Camelot

Camelot subsidiary also has an equity incentive plan granting share-based awards that contain 3 year service vesting condition (the “Camelot Award”). The portion relating to the acquisition-date fair-value-based measure of the “Camelot Award” that was attributable to precombination service was recognized as non-controlling interest and the portion relating to any remaining postcombination service was recognized as share-based compensation expenses in the Group’s consolidated financial statements. The Group did not grant any share-based awards under the Camelot Award after its acquisition of Camelot.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

The acquisition date fair value of each Camelot Award is estimated using the binomial tree option pricing model with the following assumptions:

2021
Risk-free rate	0.21%
Expected volatility range	50.56%
Exercise multiple	2.20
Fair market value per ordinary share as at valuation dates	RMB23.00

In November 2022, the Company’s board of directors approved to replace all outstanding Camelot Awards with cash consideration of RMB43,981 and 27,500,715 share-based awards of the Company under the 2021 Share Award Scheme.

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	10,614	17,481	15,618	2,264
Selling and marketing expenses	62,270	72,594	68,562	9,940
General and administrative expenses	169,101	193,886	187,843	27,235
Research and development expenses	88,129	150,389	87,812	12,732
	330,114	434,350	359,835	52,171

16.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations of mainland China permit payments of dividends by the Group’s mainland China subsidiaries only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s mainland China subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s mainland China subsidiaries, being foreign-invested enterprises established in the mainland China, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its mainland China statutory accounts. The Company’s mainland China subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s mainland China statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the mainland China subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

16.	RESTRICTED NET ASSETS (Continued)

In accordance with the mainland China Company Laws, the Company’s mainland China subsidiaries and the VIEs must make appropriations from their annual after-tax profits as reported in their mainland China statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

Under laws and regulations of mainland China, there are restrictions on the Company’s mainland China subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB4,055,608 (US$588,008) as of December 31 2022; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 are disclosed in Note 23.

Furthermore, cash transfers from the Company’s mainland China subsidiaries to its subsidiaries outside of China are subject to mainland China government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the mainland China subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

17.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited	(962,259)	(1,588,712)	(2,658,184)	(385,400)
Accretion to redemption value of redeemable convertible preferred shares	(19,768)	—	—	—
Net loss attributable to ordinary shareholders - basic and diluted	(982,027)	(1,588,712)	(2,658,184)	(385,400)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	2,400,874,197	3,441,729,444	3,623,838,985	3,623,838,985
Basic and diluted loss per share	(0.41)	(0.46)	(0.73)	(0.11)

For the year ended December 31, 2020, the effects of all outstanding convertible preferred shares and redeemable convertible preferred shares, options, and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive. For the years ended December 31, 2021 and 2022, the effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

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

On April 7, 2020, the Company’s shareholders and Board of Directors approved to increase the Company’s authorized share capital to US$4,000 divided into 4,000,000,000 shares with a par value of US$0.001 each, consisting of (i) 2,282,750,429 ordinary shares, (ii) 458,116,000 Series A Preferred Shares, (iii) 153,603,600 Series B Preferred Shares, (iv) 185,665,192 Series C Preferred Shares, (v) 842,738,782 Series D Preferred Shares, and (vi) 77,125,997 Series D+ Preferred Shares, respectively, which will become effective immediately prior to the completion of the Company’s IPO. All of the Preferred Shares issued and outstanding immediately prior to the completion of the IPO will be converted (by way of re-designation and re-classification) into ordinary shares on a one for one basis. Each ordinary share entitles the holder thereof to one vote per share on all matters subject to vote at general meetings of the Company.

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

On September 23, 2020, the Company completed its follow-on offering on the NASDAQ Global Select Market. 8,000,000 ADS representing 120,000,000 ordinary shares were sold at $31.00 per ADS, or $2.07 per share. Additionally, the underwriters exercised their options to purchase an additional 18,750,000 ordinary shares in the form of 1,250,000 ADSs. Net proceeds from the follow-on offering including underwriter options after deducting underwriting discount and offering expenses were approximately RMB1,881,233. The offering costs were recorded as a reduction of the proceeds received from the follow-on offering in the shareholders’ (deficit) equity.

On September 3, 2021, the Company issued 247,475,446 ordinary shares in connection with the acquisition of Camelot.

On December 17, 2021, the Company’s shareholders and Board of Directors approved to increase the Company’s authorized share capital to US$40,000 divided into 40,000,000,000 ordinary shares with a par value of US$0.001 each.

On March 31, 2022, the Company’s shareholders and Board of Directors authorized a share repurchase program (“2022 Share Repurchase Program”) under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under the 2022 Share Repurchase Program, the Company has repurchased 183,901,110 ordinary shares for the year ended December 31, 2022.

On December 30, 2022, the Company completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of related parties	Relationship with the Group
Kingsoft Corporation Limited and its subsidiaries (other than all of entities of the Group) (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	655,165	749,597	804,647	116,663
Public cloud services provided to Kingsoft Group	119,011	156,158	187,907	27,244
Public cloud services provided to Cheetah Group***	3,111	—	—	—
Public cloud services provided to Others	—	—	50,629	7,341
Enterprise cloud services provided to Xiaomi Group	—	22,857	74,590	10,815
Enterprise cloud services provided to Kingsoft Group	—	838	10,892	1,579
Other services provided to Xiaomi Group	82	—	—	—
Other services provided to Kingsoft Group	—	74	—	—
	777,369	929,524	1,128,665	163,642
Purchase of devices from Xiaomi Group	2,177	1,349	144	21
Interest expense on loans due to Xiaomi Group	—	16,633	48,707	7,062
Interest expense on a loan due to Kingsoft Group	—	4,088	18,364	2,663
Rental of building from Xiaomi Group*	47,900	56,452	48,766	7,070
Rental of office space, and administrative services from Kingsoft Group**	13,801	13,321	13,931	2,020
	63,878	91,843	129,912	18,836
*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2021 and 2022, the related operating lease right-of-use assets amounted to RMB210,551 and RMB167,697 (US$24,314) and operating lease liabilities amounted to RMB238,180 and RMB224,346 (US$32,527), respectively.

**

The Group entered into agreements to lease building and office space from Kingsoft Group in 2022. As of December 31, 2022, the related operating lease right-of-use assets amounted to RMB2,625 (US$381) and operating lease liabilities amounted to RMB3,634 (US$527).

***	Cheetah Group refers to Cheetah Mobile Inc. and its subsidiaries. Cheetah Group was no longer the Group's related party after May 8, 2020.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS (Continued)
c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties:
Trade related:
Xiaomi Group	175,170	200,577	29,081
Kingsoft Group	26,868	34,550	5,009
Others	—	6,268	909

Non-trade related:
Kingsoft Group	10,863	10,868	1,576
	212,901	252,263	36,575
Amounts due to related parties:
Trade related:
Kingsoft Group	15,092	14,069	2,040
Xiaomi Group	55,853	44,245	6,415

Non-trade related:
Kingsoft Group*	529,284	29,284	4,246
Xiaomi Group*	709,088	753,593	109,261
	1,309,317	841,191	121,962

*Amounts included related party loans as disclosed in Note 13.

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for loans from Xiaomi Group are repayable on demand unless otherwise disclosed. The effect of adopting ASC 326 to due from related parties was immaterial.

20.	COMMITMENTS AND CONTINGENCIES

Capital expenditure commitments

The Group has commitments for the construction of a data center of RMB34,287 (US$4,971) at December 31, 2022, which are scheduled to be paid within one year.

In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000 (US$66,114), of which will be settled in five installments by the end of 2024. As of December 31, 2022, the transaction was not completed.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES (Continued)

Other commitments

On May 23, 2022 and June 9, 2022, the Group entered into two non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB1,250,000 (US$181,233). As of December 31, 2022, the remaining purchase commitment is RMB254,303 (US$36,870).

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2020	484,348
Foreign currency translation adjustments, net of tax of nil	(552,788)
Balance as of December 31, 2020	(68,440)
Foreign currency translation adjustments, net of tax of nil	(139,442)
Balance as of December 31, 2021	(207,882)
Foreign currency translation adjustments, net of tax of nil	660,956
Balance as of December 31, 2022	453,074
Balance as of December 31, 2022, in US$	65,690

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

22.SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date of issuance of the consolidated financial statements and does not identify any events with material financial impact on the Company’s consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	69,393	169,743	24,610
Short-term investments	1,029,472	—	—
Prepayments and other assets	53,618	34,141	4,951
Amounts due from subsidiaries (other than WFOE)*	5,408,311	4,354,380	631,326
Amounts due from WFOE	100,000	100,000	14,499
Total current assets	6,660,794	4,658,264	675,386
Non-current assets:
Investments in subsidiaries	5,328,424	5,518,634	800,127
Total non-current assets	5,328,424	5,518,634	800,127
Total assets	11,989,218	10,176,898	1,475,513
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	182,075	1,309,490	189,858
Income tax payable	3,307	2,764	401
Amounts due to WFOE	4,840	5,287	767
Amounts due to VIEs and VIEs’ subsidiaries	6	43,987	6,377
Amounts due to related parties	829	—	—
Total current liabilities	191,057	1,361,528	197,403
Other liabilities	1,194,212	14,350	2,081
Total non-current liabilities	1,194,212	14,350	2,081
Total liabilities	1,385,269	1,375,878	199,484
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,810 and 3,805,284,801 shares issued, 3,646,381,840 and 3,508,413,941 shares outstanding as of December 31, 2021 and 2022, respectively)	24,782	25,062	3,634
Treasury shares	—	(208,385)	(30,213)
Additional paid-in capital	18,245,801	18,648,205	2,703,736
Accumulated deficit	(7,458,752)	(10,116,936)	(1,466,818)
Accumulated other comprehensive (loss) income	(207,882)	453,074	65,690
Total Kingsoft Cloud Holdings Limited shareholders’ equity	10,603,949	8,801,020	1,276,029
Total liabilities and shareholders’ equity	11,989,218	10,176,898	1,475,513

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(27,052)	(40,913)	(148,392)	(21,515)
Total operating expenses	(27,052)	(40,913)	(148,392)	(21,515)
Operating loss
Interest income	10,199	15,224	12,430	1,802
Foreign exchange gain (loss)	30,931	10,198	(39,426)	(5,717)
Other income, net	5,377	9,889	10,372	1,504
Other loss, net	—	—	(37,764)	(5,475)
Share of losses of subsidiaries	(171,421)	(121,100)	(264,260)	(38,313)
Contractual interests in VIEs and VIEs’ subsidiaries**	(809,672)	(1,461,042)	(2,190,364)	(317,573)
Loss before income taxes	(961,638)	(1,587,744)	(2,657,404)	(385,287)
Income tax expense	(621)	(968)	(780)	(113)
Net loss	(962,259)	(1,588,712)	(2,658,184)	(385,400)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(552,788)	(139,442)	660,956	95,830
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,515,047)	(1,728,154)	(1,997,228)	(289,570)
Accretion to redemption value of redeemable convertible preferred shares	(19,768)	—	—	—
Comprehensive loss attributable to ordinary shareholders	(1,534,815)	(1,728,154)	(1,997,228)	(289,570)
*	Majority of amounts due from the Company’s subsidiaries were ultimately provided to the VIEs and their subsidiaries by the Company’s subsidiaries. Except for the Company’s investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share of contractual interests in cumulative losses as of December 31, 2021, and 2022, and the carrying amounts of “amounts due from subsidiaries” were further adjusted.
**	It represents the primary beneficiary’s share of losses generated from the VIEs and their subsidiaries.

Condensed Statements of Cash Flows

	For the year ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(6,203,310)	1,178,019	(40,310)	(5,844)
Net cash (used in) generated from investing activities	(218,674)	(1,179,393)	358,010	51,907
Net cash generated from (used in) financing activities	5,945,666	(815)	(215,923)	(31,306)
Effect of exchange rate changes on cash and cash equivalents	3,969	3,570	(1,427)	(208)
Net (decrease) increase in cash and cash equivalents	(472,349)	1,381	100,350	14,549
Cash and cash equivalents at beginning of the year	540,361	68,012	69,393	10,061
Cash and cash equivalents at end of the year	68,012	69,393	169,743	24,610

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “share of losses of subsidiaries” and “contractual interests in VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries’ and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.