Form 20-F
period 2023-12-31
Kingsoft Cloud Holdings Ltd
filed 2024-04-30
CIK 1795589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

There were 3,805,284,801 ordinary shares, par value $0.001 per share as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒            No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☐            No  ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 15 ordinary shares;
●	“AI” refers to artificial intelligence;
●	“AIGC” refers to artificial intelligence generated content;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“Enterprise Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from enterprise cloud services for a historical year;
●	“GPU” refers to graphics processing unit;
●	“the Group” refers to Kingsoft Cloud Holdings Limited, its subsidiaries and the VIEs;
●	“Kingsoft Cloud HNYP Information” refers to Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd., one of our wholly foreign owned entities, or WFOEs;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;
●	“independent cloud service providers” refers to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;
●	“Kingsoft Cloud Information” refers to Kingsoft Cloud (Beijing) Information Technology Co., Ltd., a VIE;
●	“Kingsoft Cloud QY Data” refers to Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“Kingsoft Corporation” refers to Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on The Stock Exchange of Hong Kong Limited;
●	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder, and its subsidiaries and consolidated affiliated entities;
●	“Nanjing Qianyi” refers to Nanjing Qianyi Shixun Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;

●	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;
●	“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;
●	“Premium Customer” refers to a customer with annual revenues of over RMB700,000 for a historical year;
●	“Public Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from public cloud services for a historical year;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;
●	“SEHK” refers to The Stock Exchange of Hong Kong Limited;
●	“Shanghai Jinxun Ruibo” refers to Shanghai Jinxun Ruibo Network Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;
●	“VAT License” refers to the business operation license for value-added telecommunication services;
●	“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries;
●	“Wuhan Kingsoft Cloud” refers to Wuhan Kingsoft Cloud Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“Xiaomi” or “Xiaomi Group” refers to Xiaomi Corporation (HKEx: 1810), one of our shareholders, and its subsidiaries and VIEs; and
●	“Zhuhai Kingsoft Cloud” refers to Zhuhai Kingsoft Cloud Technology Co., Ltd., a VIE.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

PART I

Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. This structure allows us to be considered the primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under the U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our company, our directors and management, and the VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs. We refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information as the VIEs in the context of describing their activities and contractual arrangements with us. The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities, and their equity interest holding.

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

(2)

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

(3)	Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Tao Zou, our executive director and acting CEO, respectively, as registered owners.

Our corporate structure involves unique risks to investors in the ADSs. In 2021, 2022 and 2023, the amount of revenues generated by the VIEs accounted for 88%, 68% and 65%, respectively, of our total net revenues. As of December 31, 2022 and 2023, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 40% and 45% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. Our ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements” for detailed discussion.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government may promulgate new laws and regulations that could impact our operations from time to time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. For example, China’s government has historically promulgated new laws and regulations, such as those related to the use of VIEs and cybersecurity, data privacy or anti-monopoly concerns, which have or may impact the ability of us and/or the VIEs to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Therefore, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors in the future. The PRC government may develop political and economic policies as the government deems appropriate to further achieve regulatory, political and societal goals. The PRC government may also influence our operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. As such, in connection with our future overseas securities offering or listing, we may be required to fulfill filing, reporting procedures or other administrative procedures with the CSRC or other PRC government authorities. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions. See “Item 3. Key Information— 3.D. Risk Factors—Risks Relating to Doing Business in China— The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

Trading in our securities on Nasdaq may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination if made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations or related drafts for public comments from time to time and strengthened the enforcement of these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines promulgated will be implemented or whether the relevant drafts will be adopted in the current form ultimately, and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance were identified by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We and our business partners with which we collaborate are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.”

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

3.C.Reason for the Offer and Use of Proceeds

Not applicable.

3.D.Risk Factors

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government may influence our operations if we fail to comply with applicable PRC laws, regulations or regulatory requirements, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. For example, laws and regulations promulgated by China’s government, such as those related to the use of VIEs and cybersecurity, data privacy or anti-monopoly concerns, have or may impact the ability of us and/or the VIEs to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. Therefore, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors in the future. The PRC government may also regulate our operations in accordance with relevant PRC laws, regulations and rules as the government deems appropriate to further achieve regulatory, political and societal goals. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Permissions Required from the PRC Authorities for Our Operations and Securities Issuances to Foreign Investors

Our operations in China are governed by PRC laws and regulations. We are subject to risks relating to the requirements on the licenses, approvals, registrations, filings and other permissions to (i) operate our and the VIEs’ businesses, and (ii) to issue securities to foreign investors. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Certain of our products and solutions are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition,” “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business,” “ Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

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

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	Our historical financial and operating results may not be indicative of future performance.
●	We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
●	To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
●	We have recorded negative cash flows from operating activities historically.
●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
●	Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.
●	Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.
●	Significant impairment of our property and equipment could materially impact our financial position and results of our operations.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

●	If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
●	Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
●	Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.
●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure and the Contractual Arrangements

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
●	The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition. For details, see page 49 of this annual report.
●	We may be adversely affected by political tensions between the United States and China. For details, see page 50 of this annual report.
●	Changes in China’s economic or social conditions or government policies could have a material adverse effect on our business and operations. For details, see page 50 of this annual report.
●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. For details, see page 50 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 51 of this annual report.
●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings. For details, see page 51 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see page 53 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report. For details, see page 59 of this annual report.
●	Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see page 60 of this annual report.

Risks Relating to Our ordinary shares and the ADSs

●	The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ADSs and trading volume could decline.
●	Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.
●	Techniques employed by short sellers may drive down the market price of our ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ADSs for a return on your investment.

Risks Relating to Our Business and Industry

Our historical financial and operating results may not be indicative of future performance.

Our total revenues decreased from RMB9,060.8 million in 2021 to RMB8,180.1 million in 2022, and further decreased to RMB7,047.5 million (US$992.6 million) in 2023. The decrease was primarily due to proactive scale-down of content delivery network (CDN) services within public cloud services, and more stringent project selection of enterprise cloud services. We believe that our historical financial and operating results may not be indicative of our future performance. We intend to improve our financial and operating results by expanding our business, increasing our profitability, increasing market penetration of our existing solutions and products and developing new ones. To achieve such targets, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of our ordinary shares and the ADSs could decline. Moreover, since China’s cloud service market is continuously evolving and being shaped by new technologies, our ability to continue our growth is subject to a number of uncertainties, including the overall development of China’s cloud service market and IT infrastructure.

We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.

We have incurred net loss of RMB1,591.8 million, RMB2,688.4 million and RMB2,183.6 million (US$307.6 million) in 2021, 2022 and 2023, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to maintain stable or slightly increase in absolute amounts as we enhanced cost and expenses control in 2024, which may further increase in the future as we aim to continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development efforts. Our research and development expenses were RMB1,043.8 million, RMB971.2 million and RMB784.8 million (US$110.5 million) in 2021, 2022 and 2023. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs were RMB5,101.5 million, RMB4,275.3 million and RMB3,211.2 million (US$452.3 million) in 2021, 2022 and 2023. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB735.4 million, RMB1,437.4 million and RMB1,964.7 million (US$276.7 million), respectively, in 2021, 2022 and 2023, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and/or capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to advance, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

We have recorded negative cash flows from operating activities historically.

We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB708.9 million and RMB169.1 million (US$23.8 million) in 2021 and 2023, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operations and future business expansion.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We typically extend credit terms ranging from 30 to 180 days to our customers, resulting in accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results. As of December 31, 2022 and 2023, the carrying amounts of our accounts receivable were RMB2,402.4 million and RMB1,529.9 million (US$215.5 million), respectively. The corresponding allowance for credit losses as of December 31, 2022 and 2023 were RMB48.0 million and RMB24.7 million (US$3.5 million), respectively, and the write-offs charged against the allowance for credit losses for the years ended December 31, 2022 and 2023 were RMB273.3 million and RMB497.4 million (US$70.1 million), respectively.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2021, 2022 and 2023, our total revenues generated from Premium Customers accounted for 98.2%, 98.0% and 98.1% of our total revenues in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

In recent years, the United States has increased export controls restrictions on China through the EAR, administered by the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”). For example, the BIS issued rules, effective on April 4, 2024, aimed at restricting China’s ability to obtain advanced computing integrated circuits (“IC”), develop and maintain supercomputers, and manufacture advanced semiconductors. Among other measures, the BIS rules restrict activities of U.S. persons that may be considered to be supporting IC development or production efforts in China and restricts the export, reexport or transfer of certain ICs and related materials, including but not limited to certain for AI training, to or within certain jurisdictions, including China. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or further restrict our ability to, directly or indirectly, source semiconductor and other items, or otherwise affect our business. It is difficult to predict what further trade - related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions.

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

Our business has relied on the adoption of our cloud products and solutions by a broad array of customers. Our ability to further increase our customer base, and achieve broader market acceptance of our products and solutions will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals. Our new hires and planned hires may not become as productive as quickly as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

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

We believe that maintaining and enhancing the “Kingsoft Cloud” brand identity and increasing market awareness of the Group products and solutions, are critical to achieving widespread acceptance of our products and solutions, to strengthening our relationships with our existing customers and to attracting new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and services, our ability to maintain relationships with bandwidth and hardware suppliers, our ability to be one of the thought leaders in the cloud service market and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or increase revenues. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as favorable as reviews of our competitors’ products and services, then our brand may be harmed.

We have been subject to negative media publicity for our cloud services. Any malicious or inadvertent negative allegations made by the media, shorter selling reports, or other parties about the foregoing or other aspects of the Group including but not limited to our shareholders, management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely hurt our reputation and harm our business and results of operations.

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

We make investments in product development, technologies, branding, sales and marketing to remain competitive. In 2021, 2022 and 2023, our principal sources of liquidity included bank loans and loans from related parties. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities; and
●	macro-economic and other conditions in China and elsewhere.

As of December 31, 2023, we had cash and cash equivalents of RMB2,255.3 million (US$317.7 million), and we had net current liabilities of RMB730.5 million (US$102.9 million). In 2023, we entered into a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion (US$211.3 million) to us for capital expenditure on equipment procurement. We also entered into several loan agreements with Xiaomi Group. We cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

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

We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

We acquired the controlling interests in Camelot in September 2021. There can be no assurance that the acquired Camelot will bring benefits to us to the extent anticipated. The business and operating results of Camelot are subject to the marketing and economic conditions and face fierce competition. We may not be able to successfully achieve the expected synergies from the acquisition of Camelot with our existing operations and to fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisition of Camelot. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisition of Camelot could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisition and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize. We would be subject to and may not be able to successfully manage a variety of additional risks associated with respect to combining Camelot with us. These risks include, but are not limited to, the following:

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

Additionally, Camelot may not provide us with the intellectual property rights, technology, R&D capability, production capacity or sales and marketing infrastructure we had anticipated, or they may be subject to unforeseen liabilities. We may be unable to successfully increase the efficiencies of the acquired businesses in the manner we contemplated or devote more resources and management attention than desirable to the integration and management of the acquired businesses. Hence, there can be no guarantee that we will be able to enhance our post-acquisition performance or grow our business through our past or future acquisitions.

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

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. The interpretation, application and enforcement of the Cybersecurity Review Measures are subject to uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign listing”; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, as of the date of this annual report, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Data processors processing personal information of more than one million individuals shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million individuals, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the date of this annual report, the Draft Administration Regulations on Cyber Data Security had not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the specified circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. The interpretation, application and enforcement of the above measures and how they will affect our business operation are subject to substantial uncertainties, See “Regulations—Regulation Related to Internet Security and Privacy Protection.”

As of the date of this annual report, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (ii) there is no leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there have been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Group threatened against or relating to the Group and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data.

Furthermore, based on the facts that (i) the interpretation and implementation of the Cybersecurity Review Measures are subject to further clarification from PRC governmental authorities and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, therefore its enactment, implementation and interpretation are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC legal counsel, our directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date of this annual report, and will not affect our compliance with laws and regulations in any material aspects as of the date of this annual report. As of the date of this annual report, we had not received any cybersecurity, data security and personal data protection related inquiries from any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.

The enactment, interpretation, application and enforcement of the above-mentioned laws, regulations and policies are subject to uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

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

On January 17, 2017, the MIIT promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which prohibits the “multi-level sublease” and requires that enterprises providing internet data center services and internet access services shall not sublease the IP address or bandwidth they have obtained from basic telecommunication operators to other enterprises for operating businesses such as internet data center services and internet access services, and shall also conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the abovementioned requirements to make rectifications in a timely manner and take stern actions in accordance with the laws against enterprises that refuse to make such rectifications, and under serious circumstances, such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on this notice, and after consulting our PRC legal counsel, we cannot be certain whether our third-party internet data center suppliers’ supplying of IP address and bandwidth to us for the relevant services would be determined as non-compliant activities, if it would be determined so, how it will affect our business, financial condition and results of operations. Since April 2022, we have entered into business agreements with the basic telecommunication operators to purchase the IP address and bandwidth for all of our servers from the basic telecommunication operator directly, and accordingly to replace the network access resources purchased from third-party internet data center suppliers. We have not experienced an increase in unit procurement costs since April 2022. We ceased to use the IP address and bandwidth purchased from third-party internet data center suppliers that are explicitly subject to the aforementioned restrictions on multi-level sublease under the Notice on Cleaning Up and Regulating the Internet Access Service Market for its internet data center business, upon the expiration of the term of the existing agreement with the non-basic basic telecommunication operator by March 31, 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning or penalty from any PRC regulatory authority in connection with the abovementioned historical cooperation with third-party internet data center suppliers. Therefore, we are of the view that the abovementioned historical cooperation with third-party suppliers does not have a material adverse impact on our business operations and financial performance as of the date of this annual report.

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

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damage to property. Even if we are not directly affected, such a disaster or disruption could affect the operations or financial conditions of our customers, which could harm our results of operations. In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the COVID-19 pandemic, Zika virus, Ebola virus or other diseases.

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

As part of our business strategy, we have pursued, and intend to continue to pursue, selective strategic investments and acquisitions of businesses and assets that complement our existing business and help us execute our growth strategies. For example, we entered into a definitive agreement to acquire controlling interests in Camelot using a combination of cash and our ordinary shares as consideration in July 2021, and acquired additional minority equity interests in Camelot in 2022. For more details, see “—We face risks associated with our acquisition of Camelot, and if we fail to successfully integrate our acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.” We may also cooperate with other business partners to expand our products and platform, which could involve discount pricing for, or investments in, other companies.

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

As of December 31, 2023, we had goodwill of RMB4,605.7 million (US$648.7 million) which primarily arose from the acquisition of Camelot in September 2021. For details, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of December 31, 2023. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. We did not record any impairment of our goodwill in 2021, 2023 and 2023. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to our equity investments. In particular, the fluctuation of fair value changes of our equity investment may affect our financial performance, our business and results of operations.

In 2021, 2022 and 2023, we made certain equity investments. As of December 31, 2022 and 2023, our equity investments amounted to RMB273.6 million and RMB259.9 million (US$36.6 million), respectively. The carrying value of our equity investments may be affected by a number of factors, such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. In particular, we are exposed to risks relating to fair value changes of our equity investment. For certain equity investments without readily determinable fair value, the methodologies that we use to assess the fair value of the equity investments involve management judgment and are inherently uncertain. There can be no assurance that we will recognize fair value gains from equity investments in the future. If we incur fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting maintained, in all material respects, effective as of December 31, 2023.

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

Our business is subject to the risks of international operations, including significant regulatory, economic and political risks, the failure to handle which may adversely affect our business, results of operations and financial condition.

We have expanded our business and launched our products and solutions globally. Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in China. Because of our limited experience with international operations, as well as developing and managing sales in international markets, our international operations may not be successful.

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

Also, we may incur additional costs in our international operations, and our pricing, costs and expenses for network service providers may be different outside of China from the domestic market, therefore our revenues and gross margin overseas are subject to uncertainties. As a result, our gross margin may be impacted and fluctuate as we expand our operations and customer base worldwide.

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

Additionally, companies in the technology industry have experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

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

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 998 patents, 699 trademarks, 829 copyrights, and 128 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “ 金山云 ” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft Group to use some of its registered patents during their terms of registration. However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are no longer authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.

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

We have recorded a significant amount of property and equipment. As of December 31, 2022 and 2023, our property and equipment, net was RMB2,133.0 million and RMB2,186.1 million (US$307.9 million), respectively. We evaluate our property and equipment for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the property and equipment in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of property and equipment by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset groups, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We record nil, nil and RMB653.7 million (US$92.1 million) impairment of our property and equipment in 2021, 2022 and 2023. However, we may record significant impairments on property and equipment in the future. Any significant impairment losses charged against our property and equipment could have a material adverse effect on our results of operations.

Significant impairment of our intangible assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of intangible assets, which consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. As of December 31, 2022 and 2023, our intangible assets, net was RMB1,008.0 million and RMB834.4 million (US$117.5 million), respectively. We evaluate our intangible assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the intangible assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of intangible assets by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the asset groups and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our intangible asset groups in 2021, 2022 and 2023. However, we may record significant impairments on intangible assets in the future. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our results of operations.

We may be subject to impairment losses on prepayments and other assets.

As of December 31, 2022 and 2023, we recorded prepayments and other assets of RMB1,633.3 million and RMB2,683.5 million (US$378.0 million), respectively. Our prepayments and other assets primarily consist of contract assets net of allowance for credit loss, VAT prepayments, individual income tax receivable, prepayments to suppliers and prepayments for electronic equipment. We may be subject to impairment losses on prepayments and other assets if the actual recoverability of prepayments and other assets is lower than the expected level, which could adversely affect our cash flow and our ability to meet our working capital requirements, thereby adversely affecting our business, financial condition and results of operations.

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

Our short-term investments consisted of cash deposits at fixed rates with original maturities of three to 12 months, which are generally not subject to any material principal investment risks. As of December 31, 2022 and 2023, we had short-term investments of RMB1,253.7 million and nil, respectively. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. In particular, if we invest in financial products with higher risks in the future, the assessment of fair value of our short-term investment could involve a significant degree of management judgment, and we could be exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021 (as amended on December 20, 2022 with such amendments to take effect immediately upon Listing), or the 2021 Share Incentive Plan. In addition, we granted share-based awards in connection with our acquisitions. In 2021, 2022 and 2023, we incurred share-based compensation of RMB434.4 million, RMB359.8 million and RMB181.6 million (US$25.6 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes in ways that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In 2021, 2022 and 2023 and up to the date of this annual report, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions of RMB54.8 million and RMB19.0 million (US$2.7 million) in our consolidated statements of comprehensive loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2022 and 2023, respectively.

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

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our principal businesses, which is consistent with the general market practice in cloud service industry. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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

Kingsoft Corporation, our major shareholder, is a leading software company in China. Mr. Jun Lei, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Corporation and is deemed to be interested in 22.6% of total issued shares in Kingsoft Corporation as of December 31, 2023. Xiaomi, another major shareholder of our company and controlled by Mr. Jun Lei, is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals, artificial intelligence, electronic vehicle, devices for IoT-smart living solutions and WPS office software. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have, and believe that we will continue to, derive a portion of our revenues and made borrowings from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 1.7%, 2.4% and 3.3% of our total revenues in 2021, 2022 and 2023, respectively. Revenues from Xiaomi Group in the aggregate accounted for 8.5%, 10.7% and 12.3% of our total revenues in 2021, 2022 and 2023, respectively. In addition, we entered into several loan agreements with Kingsoft Corporation and Xiaomi Group. As of December 31, 2023, we had outstanding loans payable in the amount of RMB500.0 million (US$70.4 million) to Kingsoft Corporation, and RMB403.3 million (US$56.8 million) to Xiaomi Group, respectively.We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi Group in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

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

Two of our principal shareholders, Kingsoft Corporation and Xiaomi, have substantial influence over our company. As of March 31, 2024, Kingsoft Corporation beneficially owned 37.4% of our issued and outstanding shares and Xiaomi beneficially owned 12.3% of our issued and outstanding shares. Mr. Jun Lei, our Chairman and non-executive director, also serves as the chairman and a non-executive director at Kingsoft Corporation, and serves as the chairman, the chief executive officer and an executive director at Xiaomi. Mr. Tao Zou, our executive director and acting chief executive officer, also serves as an executive director and the chief executive officer at Kingsoft Corporation. Mr. Honghua Feng, one of our non-executive directors, also serves as a general manager of basic technology platform department of Xiaomi. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.

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

Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

●	Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, where they are entitled to subscribe such number of ordinary shares to maintain their respective existing shareholding in our company upon completion of such placing and issuance of new ordinary shares by our company. Moreover, in 2023, we entered into a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion (US$211.3 million) to us for capital expenditure on equipment procurement. We also entered into several loan agreements with Xiaomi Group, and had outstanding loans payables in the amount of RMB403.3 million (US$56.8 million) as of December 31, 2023.
●	Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.
●	Sale of shares in our company. Subject to any applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our ordinary shares and the ADSs.
●	Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of our ordinary shares and the ADSs.
●	Our directors may have conflicts of interest. Certain of our directors and/or employees are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

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

As a listed company on SEHK, Kingsoft Group has been required to disclose its consolidated financial results. As a subsidiary controlled by and an important business unit of Kingsoft Group before our initial public offering on Nasdaq in May 2020, our historical financial results have been included in the consolidated financial statements of Kingsoft Group under IFRS since our inception. After our initial public offering on Nasdaq, we are an associate of Kingsoft Group. Their consolidated financial statements will thus record a share of loss from us and will also disclose our summary financial information under IFRS. The financial results disclosed in this annual report and those to be disclosed or to be furnished to SEC and SEHK are prepared in accordance with U.S. GAAP and may not be consistent with Kingsoft Group’s financial statements due to different accounting policies.

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

Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or continuously satisfying applicable requirements of the stock exchange where we list. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. On April 8, 2024, the MIIT issued the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which provides that pilots will be set up in Beijing, Shanghai, Shenzhen and Hainan, and the local governments will be responsible for formulating pilot plans, which will be subject to review and approval by the MIIT before implementation. The Notice cancels the restriction on shareholding percentage for foreign investment in enterprises in pilot zones, which operate value-added telecommunications services, including IDC Service, CDN Service, and ISP Service. Given these regulatory development and any further detailed implementing rules or pilot plans that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or satisfying applicable requirements of the stock exchange where we list, which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits, approvals or making amendments to our current operating permits, including the VAT Licenses. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial conditions and business operations.

The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The Company has relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate the business in China. These contractual arrangements may not be as effective as direct ownership in providing the Company with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with the Company by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted a majority of our revenues in 2021, 2022 and 2023. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ADSs may decline significantly.

If the Company had direct ownership of the VIEs, the Company would be able to exercise its rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, the Company relies on the performance by the VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and we cannot predict the outcomes of such arbitration, litigation or other legal proceedings. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

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

The global macro-economic environment is facing challenges, including the adverse impact on the global economies and financial markets as the COVID-19 outbreak evolved into a worldwide health crisis in 2020, and the Russia-Ukraine crisis. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among certain Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

Changes in China’s economic or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could potentially have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. For another example, if there are adverse changes in economic conditions in China, businesses may be negatively impacted thus may cut their procurement budget for cloud services, including procurement of our cloud services. The Chinese government also has significant authority to exert influence on the ability of a China-based issuer, such as our company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The Chinese government may influence the operations of a China-based issuer at any time, which could result in a material change in our operations and/or the value of our ordinary shares and/or ADSs. In particular, there have been statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our ordinary shares and ADSs to significantly decline or become worthless. See “—Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties.” In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

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

The PRC government has oversight and discretion over the conduct of our business and may regulate our operations in accordance with relevant PRC laws, regulations and rules as the government deems appropriate to further achieve regulatory, political and societal goals. The PRC government has historically published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also promulgated laws and regulations on securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from the VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, the VIEs and the VIEs’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. For more details related to the VIE structure, please see “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was last amended on March 23, 2023, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day and was recently amended on December 4, 2023, by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the date of this annual report, its interpretation and implementation in practice are still subject to uncertainties.

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

Furthermore, as the interpretation and implementation of these foreign exchange regulations have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections without the approval of the Chinese authorities before 2022.

This lack of the PCAOB inspections in China in the past prevented the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares were deprived of the benefits of such PCAOB inspections. The past inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.

Trading in our securities on Nasdaq may be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition unless a determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

In addition to market and industry factors, the price and trading volume of our ordinary shares and the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	macro-economic factors in China;
●	variations in our revenues, earnings, or cash flow;

●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;
●	announcements of new offerings, solutions and services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;
●	additions or departures of key personnel;
●	allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;
●	our major shareholders’ business performance and reputation;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry;
●	political or trade tensions between the United States and China;
●	actual or potential litigation or regulatory investigations;
●	any share repurchase program;
●	proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm;
●	fluctuations of exchange rates among Renminbi, the Hong Kong dollar and the U.S. dollar;
●	the inclusion, exclusion or removal of our ordinary shares or ADSs from any indices and/or the Stock Connect, which is an inter-exchange trading mechanism created by the Hong Kong, Shanghai and Shenzhen Stock Exchanges; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2023 there can be no assurance in this regard, and due to the substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2024 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income.

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2023, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2023. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2024 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2024, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2024 or future taxable years. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In September 2021, we acquired controlling interests in Camelot Employee Scheme INC. (“Camelot”) using a combination of cash and our ordinary shares as consideration. In connection with such acquisition, we issued an aggregate of 247,475,446 ordinary shares to certain existing shareholders of Camelot in September 2021. In October 2022, we acquired 9.50% equity interests in Camelot for a total cash consideration of RMB456 million. In November 2022, we acquired 3.19% equity interest in Camelot using a combination of cash and our ordinary shares as consideration. Camelot offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. By acquiring and integrating with Camelot, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer based and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficacy and increased customer stickiness.

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

Contractual Arrangements and Corporate Structure

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. These contractual arrangements entered into with the VIEs enable us to (i) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreements, loan agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, and spousal consents, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purpose and consolidate its operating results in our financial statements under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied.

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

In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB1,347.1 million (US$189.7 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2022 and 2023, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB1,415.3 million (US$199.3 million) to the VIEs, and the VIEs provided loans amounted to RMB2.0 million (US$0.3 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries transferred RMB370.5 million (US$52.2 million) to the VIEs as initial payment for certain fixed assets purchased from the VIEs. In 2023, the VIEs transferred RMB32.3 million (US$4.6 million) to our PRC subsidiaries, and our PRC subsidiaries transferred RMB11.5 million (US$1.6 million) to the VIEs, respectively, for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2021, 2022 and 2023. As of the date of this annual report, we had no plan to distribute earnings or fully settle amounts owed under the VIE agreements. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

Kingsoft Cloud Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

	For the Year Ended December 31, 2021
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	1,304,250	7,756,534	—	9,060,784
Intra-Group revenues (1)	—	21,569	30,078	215,609	(267,256)	—
Total revenues	—	21,569	1,334,328	7,972,143	(267,256)	9,060,784
Third-party costs and expenses	(40,913)	(301,675)	(1,104,063)	(9,426,525)	—	(10,873,176)
Intra-Group costs and expenses (1)	—	(7,928)	(150,925)	(39,773)	198,626	—
Total costs and expenses	(40,913)	(309,603)	(1,254,988)	(9,466,298)	198,626	(10,873,176)
Operating (loss) income	(40,913)	(288,034)	79,340	(1,494,155)	(68,630)	(1,812,392)
Income (loss) from non-operations	34,343	219,528	40,917	(62,749)	(11,403)	220,636
Share of loss of subsidiaries	(121,100)	—	—	—	121,100	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(1,461,042)	—	—	—	1,461,042	—
Net loss	(1,588,712)	(68,506)	120,257	(1,556,904)	1,502,109	(1,591,756)

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,982,511	5,197,596	—	8,180,107
Intra-Group revenues (1)	—	32,027	48,883	374,241	(455,151)	—
Total revenues	—	32,027	3,031,394	5,571,837	(455,151)	8,180,107
Third-party costs and expenses	(148,392)	(258,841)	(2,897,089)	(7,127,199)	—	(10,431,521)
Intra-Group costs and expenses (1)	—	(7,554)	(163,045)	(64,334)	234,933	—
Total costs and expenses	(148,392)	(266,395)	(3,060,134)	(7,191,533)	234,933	(10,431,521)
Operating loss	(148,392)	(234,368)	(28,740)	(1,619,696)	(220,218)	(2,251,414)
(Loss) income from non-operations	(55,168)	129,568	54,313	(591,361)	25,674	(436,974)
Share of loss of subsidiaries	(264,260)	—	—	—	264,260	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,190,364)	—	—	—	2,190,364	—
Net loss	(2,658,184)	(104,800)	25,573	(2,211,057)	2,260,080	(2,688,388)

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,891,095	4,156,366	—	7,047,461
Intra-Group revenues (1)	—	14,655	31,054	443,355	(489,064)	—
Total revenues	—	14,655	2,922,149	4,599,721	(489,064)	7,047,461
Third-party costs and expenses	(36,736)	(262,123)	(2,594,523)	(6,262,630)	—	(9,156,012)
Intra-Group costs and expenses (1)	—	—	(320,354)	(39,695)	360,049	—
Total costs and expenses	(36,736)	(262,123)	(2,914,877)	(6,302,325)	360,049	(9,156,012)
Operating (loss) income	(36,736)	(247,468)	7,272	(1,702,604)	(129,015)	(2,108,551)
(Loss) income from non-operations	(18,205)	274,356	67,576	(407,418)	8,595	(75,096)
Share of loss of subsidiaries	62,514	—	—	—	(62,514)	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,183,913)	—	—	—	2,183,913	—
Net loss	(2,176,340)	26,888	74,848	(2,110,022)	2,000,979	(2,183,647)

The following tables present the summary balance sheet data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries as of the dates presented.

	As of December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	169,743	424,603	1,593,594	1,231,226	—	3,419,166
Restricted cash	—	—	6,720	107,840	—	114,560
Accounts receivable, net	—	—	370,170	2,032,260	—	2,402,430
Short-term investments	—	—	1,253,670		—	1,253,670
Prepayments and other assets	34,141	2,160	648,681	927,040	—	1,612,022
Amounts due from related parties	—	2,297	27,862	216,346	—	246,505
Total current assets	203,884	429,060	3,900,697	4,514,712	—	9,048,353
Non-current assets:
Property and equipment, net	—	53,170	100,887	1,978,937	—	2,132,994
Intangible assets, net	—	—	924,627	83,393	—	1,008,020
Prepayments and other assets	—	—	1,006	20,257	—	21,263
Goodwill	—	—	4,556,910	48,814	—	4,605,724
Equity investments	—	—	93,883	179,697	—	273,580
Investments in subsidiaries (2)	5,518,634	—	—	—	(5,518,634)	—
Amounts due from related parties	—	1,046	—	4,712	—	5,758
Operating lease right-of-use assets	—	37,374	35,446	147,719	—	220,539
Total non-current assets	5,518,634	91,590	5,712,759	2,463,529	(5,518,634)	8,267,878
Amounts due from Kingsoft Cloud Holdings Limited	—	5,287	—	43,987	(49,274)	—
Amounts due from subsidiaries (other than WFOE)	4,354,380	7,393,681	—	441,714	(12,189,775)	—
Amounts due from WFOE	100,000	—	1,118,875	2,052,969	(3,271,844)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	8,354,952	2,706,437	—	(11,061,389)	—
Amounts due from group companies	4,454,380	15,753,920	3,825,312	2,538,670	(26,572,282)	—
Total assets	10,176,898	16,274,570	13,438,768	9,516,911	(32,090,916)	17,316,231
Current liabilities:
Accounts payable	—	—	188,284	2,113,674	—	2,301,958
Accrued expenses and other liabilities	1,309,490	47,144	829,334	644,858	—	2,830,826
Short-term bank loans	—	—	24,000	885,500	—	909,500
Income tax payable	2,764	—	49,128	—	—	51,892
Amounts due to related parties	—	37,778	1,641	388,308	—	427,727
Current operating lease liabilities	—	32,926	16,655	87,142	—	136,723
Total current liabilities	1,312,254	117,848	1,109,042	4,119,482	—	6,658,626
Non-current liabilities:
Deferred tax liabilities	—	—	167,052	—	—	167,052
Other liabilities	14,350	—	71,210	284,971	—	370,531
Non-current operating lease liabilities	—	18,472	14,449	90,138	—	123,059
Amounts due to related parties	—	—	—	413,464	—	413,464
Total non-current liabilities	14,350	18,472	252,711	788,573	—	1,074,106
Amounts due to Kingsoft Cloud Holdings Limited	—	100,000	4,354,380	—	(4,454,380)	—
Amounts due to subsidiaries (other than WFOE)	—	1,118,875	—	2,706,437	(3,825,312)	—
Amounts due to WFOE	5,287	—	7,393,681	8,354,952	(15,753,920)	—
Amounts due to VIEs and VIEs’ subsidiaries	43,987	2,052,969	441,714	—	(2,538,670)	—
Amounts due to group companies	49,274	3,271,844	12,189,775	11,061,389	(26,572,282)	—
Total liabilities	1,375,878	3,408,164	13,551,528	15,969,444	(26,572,282)	7,732,732

	As of December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	21,752	100,888	1,232,385	900,262	—	2,255,287
Restricted cash	171	—	144,042	89,981	—	234,194
Accounts receivable, net	—	—	401,979	1,127,936	—	1,529,915
Prepayments and other assets	30,456	10,300	704,241	1,067,695	—	1,812,692
Amounts due from related parties	—	—	83,552	182,484	—	266,036
Total current assets	52,379	111,188	2,566,199	3,368,358	—	6,098,124
Non-current assets:
Property and equipment, net	—	63,307	69,729	2,053,109	—	2,186,145
Intangible assets, net	—	—	772,874	61,604	—	834,478
Prepayments and other assets	—	—	151	870,630	—	870,781
Goodwill	—	—	4,556,909	48,815	—	4,605,724
Equity investments	—	13,759	80,057	166,114	—	259,930
Investments in subsidiaries (2)	6,019,179	—	—	—	(6,019,179)	—
Amounts due from related parties	—	228	—	56,036	—	56,264
Operating lease right-of-use assets	—	4,934	28,094	125,804	—	158,832
Total non-current assets	6,019,179	82,228	5,507,814	3,382,112	(6,019,179)	8,972,154
Amounts due from Kingsoft Cloud Holdings Limited	—	5,377	968,032	38,610	(1,012,019)	—
Amounts due from subsidiaries (other than WFOE)	1,834,723	2,635	-	936,337	(2,773,695)	—
Amounts due from WFOE	100,000	—	1,126,854	317,235	(1,544,089)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	8,313,468	2,867,327	—	(11,180,795)	—
Amounts due from group companies	1,934,723	8,321,480	4,962,213	1,292,182	(16,510,598)	—
Total assets	8,006,281	8,514,896	13,036,226	8,042,652	(22,529,777)	15,070,278
Current liabilities:
Accounts payable	—	—	158,279	1,646,804	—	1,805,083
Accrued expenses and other liabilities	916,574	52,347	865,333	1,003,831	—	2,838,085
Short-term bank loans	—	—	—	1,110,896	—	1,110,896
Income tax payable	2,835	—	61,126	—	—	63,961
Amounts due to related parties	—	29,704	48	902,154	—	931,906
Current operating lease liabilities	—	3,819	11,010	63,830	—	78,659
Total current liabilities	919,409	85,870	1,095,796	4,727,515	—	6,828,590
Non-current liabilities:
Long-term bank loan	—	—	—	100,000	—	100,000
Deferred tax liabilities	—	—	142,565	—	—	142,565
Other liabilities	152,733	—	66,703	415,367	—	634,803
Non-current operating lease liabilities	—	1,250	12,631	64,466	—	78,347
Amounts due to related parties	—	—	—	40,069	—	40,069
Total non-current liabilities	152,733	1,250	221,899	619,902	—	995,784
Amounts due to Kingsoft Cloud Holdings Limited	—	100,000	1,834,723	—	(1,934,723)	—
Amounts due to subsidiaries (other than WFOE)	968,032	1,126,854	—	2,867,327	(4,962,213)	—
Amounts due to WFOE	5,377	—	2,635	8,313,468	(8,321,480)	—
Amounts due to VIEs and VIEs’ subsidiaries	38,610	317,235	936,337	—	(1,292,182)	—
Amounts due to group companies	1,012,019	1,544,089	2,773,695	11,180,795	(16,510,598)	—
Total liabilities	2,084,161	1,631,209	4,091,390	16,528,212	(16,510,598)	7,824,374

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and its VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2021
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from (used in) operating activities	1,178,019	(555,213)	(372,927)	(958,748)	—	(708,869)
Net cash (used in) generated from investing activities	(1,179,393)	(431,000)	645,001	(843,586)	1,387,355	(421,623)
Net cash (used in) generated from financing activities	(815)	956,355	31,739	2,612,563	(1,387,355)	2,212,487

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(40,310)	(16,070)	390,331	(144,977)	—	188,974
Net cash generated from (used in) investing activities	358,010	(1,485,977)	(1,481,824)	(1,167,374)	3,744,300	(32,865)
Net cash (used in) generated from financing activities	(215,923)	1,497,107	743,378	567,592	(3,744,300)	(1,152,146)

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(66,850)	(108,442)	292,797	(286,575)	—	(169,070)
Net cash generated from (used in) investing activities	609,277	(1,557,071)	(181,347)	(1,833,636)	2,289,591	(673,186)
Net cash (used in) generated from financing activities	(681,660)	1,341,798	(408,198)	1,809,799	(2,289,591)	(227,852)

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with the filing of our 2021 Form 20-F. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

4.B.Business Overview

Our Mission

Our mission is to become customers’ trusted partner to embrace digitalization.

Overview

We offer various cloud services to customers in strategically selected verticals. We help customers achieve digitalization through our extensive cloud infrastructure, advanced cloud products based on our vigorous cloud technology R&D capabilities, industry-specific solutions and end-to-end fulfillment and deployment covering all project stages for customers.

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

We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and solid Premium Customer base with increasing spending. In 2021, 2022 and 2023, we had a total of 597, 537 and 486 Premium Customers, respectively.

Our revenue decreased by 9.7% from RMB9,060.8 million in 2021 to RMB8,180.1 million in 2022, and further decreased by 13.8% to RMB7,047.5 million (US$992.6 million) in 2023. The decrease in 2023 was primarily due to proactive scale-down of CDN services within public cloud services, and more stringent project selection of enterprise cloud services. The decrease in our revenue in 2023 was partially offset by the revenue increase from AI-related customers.

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

The following chart illustrates our cloud platform:

●	Extensive cloud infrastructure. We have established extensive cloud infrastructure which is the foundation of our cloud platform. As of December 31, 2023, we had approximately 95,000 servers, and achieved exabyte-level (which equals to 1,000,000,000 gigabytes) storage capacity.
●	Advanced cloud-native products. Our cloud is architected specifically for customers to run business in an elastic and distributed manner required in disruptive business models. We, as an early mover in serving internet customers, have cultivated proprietary cloud-native technology and have successfully commercialized our technology capabilities through advanced cloud products.
●	Industry-specific solutions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals and have established market presence through dedicated execution.
●	End-to-end fulfillment and deployment. We serve our clients throughout the whole cloud adoption process. At project initiation, we provide planning services with in-depth industry know-how, setting the overarching route for cloud migration. We have customized procedures to help customer to smoothly migrate their mission-critical data and applications on to our cloud platform. With our in-house fulfillment and deployment professionals, we adhere to consistent high standards at every stage of cloud adoption and commit to quality deployment.

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

Computing

Our cloud computing products provide on-demand high-performance IT infrastructure resources, offering availability, agility, scalability and flexibility. Compared with traditional IT infrastructure, our cloud computing products enable rapid adaptation to customers’ business needs without substantial investment in hardware. In addition, we also offer other cloud products including cloud container, storage, network, database, big data and security products.

Cloud Computing

Our cloud computing products primarily include:

●	Kingsoft Cloud Elastic Compute (“KEC”): KEC provides flexible and scalable computing capacity, enabling developers to easily perform Internet-scale computing and deployment in the required server environment. Cloud servers can be deployed at any time on-demand to improve operation and maintenance efficiency. Powered by our automatic scaling technology, users are able to automatically adjust the computing resources based on their business needs, thereby enhancing the efficiency of computing power consumption and reducing the total cost of usage. With an availability of up to 99.975%, KEC supports seamless failover migration and the stability of user services.
●	Kingsoft Cloud Dedicated Host (“KDH”): For users with strong demands for on-premise resource allocation, security and compliance, we offer KDH to provide exclusive physical server resources. Users can create custom-configured dedicated cloud servers on the KDH and apply advanced virtualization technology to achieve resource exclusivity and security, and meet compliance requirements. The features of KDH primarily include resource isolation, custom configuration, flexible creation, adjustable configurations and graphical resource management control.
●	Kingsoft Cloud Bare Metal Servers Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. EPC is equipped with high stability and robust computing performance of physical machines, with no CPU contention or virtualization performance loss, enabling a seamless integration with all cloud products. Users can easily manage the EPC server’s network configuration, storage configuration and operating system interface. The deployment and delivery time for standard models will be shortened to a minimum of 30 minutes, while users only need to specify the configuration and quantity of bare metal servers.
●	Kingsoft Cloud GPU Elastic Physical Compute (“GEPC”): GEPC provides accelerated computing based on GPUs. It can be used in scientific computing, deep learning, image rendering, and GPU-based audio and video codec scenarios to provide stable, fast and elastic computing services and convenient unified cloud server management services. GEPC is designed to support various application scenarios, such as AI, deep learning, image rendering, cloud gaming and AR/VR, and provides users with stable, fast and scalable computing services, empowering business innovation and rapid growth.
●	Kingsoft Cloud Edge Node Computing (“KENC”): KENC is a distributed edge computing resource pool. It provides customers with edge virtual machines, edge dockers, network security groups, load balancing, virtual private cloud and other functions. It helps users reduce access delay, save costs, and enables integration of more industry-specific applications.
●	Kingsoft Cloud Container Engine (“KCE”): KCE is developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services we offer. It provides users with reliable, high-performance and scalable container management services with high performance. KCE supports features such as resource scheduling, service discovery, grayscale upgrades, elastic scaling and service orchestration, facilitating users to deploy and operate containerized applications on the container platform.
●	Kingsoft Cloud Container Instance (“KCI”): KCI provides a server-less container service that helps users to manage the full life-cycle of their containers in the cloud without pre-purchasing or managing the underlying servers. Based on KCI, we provide users with container services that are fully compatible with the Kubernetes ecosystem. Users can directly deploy containerized applications and manage them in a Kubernetes-native way. This facilitates the deployment of Kubernetes applications.

●	Kingsoft Cloud Container Registry (“KCR”): KCR provides exclusive container image security hosting services for enterprise-grade customers with strict data security and compliance requirements, multi-region deployments and large-scale clusters. It provides dedicated container image security hosting services, ensuring data security through segmented permission management and network access control.
●	Kingsoft Cloud Auto Scaling (“AS”): AS automatically adjusts the computing resources of KEC based on user-defined policies, enabling optimal and efficient utilization of cloud server resources that align with dynamic changes in user business needs. AS automatically reduces cloud servers to save resources and costs when the business demands decrease, and automatically increases cloud servers to ensure smooth and healthy business operations during the peak demand periods, preventing server crashes due to sudden spikes in workload and providing buffer time for issue resolution. AS offers advantages such as automated deployment, cost savings and fault tolerance capabilities.
●	Kingsoft Cloud Function (KCF): KCF provides users with a fully managed computing environment under the Serverless architecture. Users are relieved from managing server-related operations and deployments, and only need to write and upload core code, and KCF will run the code in a flexible, highly available and cost-effective manner. KCF features efficient development, cost-effectiveness, elastic scalability and simplified operations, and support application scenarios including file processing, data processing and web application development.

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

●	Server Load Balancing (“SLB”): SLB is a network service that distributes traffic to multiple cloud servers within a computing cluster. Traffic distribution can quickly improve the external service capability of the application system. SLB hides the actual service port, enhances the security of the internal system and improves the availability of the application system by eliminating single point service failures. SLB supports both public and private network services. SLB provides 4-layer (TCP, UDP) and 7-layer (HTTP, HTTPS) network services, and supports binding and unbinding of EIPs, increasing flexibility and improving service availability. SLB supports distributed clusters to conduct health checks on backend servers based on configurations and automatically isolates backend servers with abnormal states. SLB also supports session persistence for both TCP and HTTP protocols, directing requests from the same client to the same backend server. For HTTPS protocol, SLB provides a centralized certificate management system, meeting various needs for reliable, fast and secure data transmission.
●	Application Load Balancing (“ALB”): ALB is an application-level load balancing service tailored for HTTP and HTTPS. It provides performance isolation, resource segregation and robust elasticity, enabling efficient handling of large-scale application layer traffic.
●	Elastic IP (“EIP”): EIP is an IP address associated with the user account, which can be bound to any cloud server, cloud physical host or load balancing of the user. With EIP, users can quickly re-map an address to another cloud server, cloud physical host or load balancing in their accounts to shield instance failures.
●	Band Width Share (“BWS”): BWS enables sharing peak bandwidth across multiple EIPs, allowing centralized bandwidth throttling based on these EIPs and flexible adjustment of bandwidth. BWS consists of a public network bandwidth and a group of EIPs, all of which can share the same bandwidth, thereby increasing flexibility in bandwidth usage and reducing costs.
●	Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated connection or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to a VPC network, which also allows users to establish and manage security policies and network access control policies. We also provide peering service to connect two VPCs for data synchronization, enable users to reside multiple VPCs across different regions.

Cloud Database

We have a full stack database product portfolio, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and loss less data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

●	Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that can be used at any time. It has multiple security protection features and an optimized performance monitoring system, and provides database backup, recovery and optimization features. We offer various versions of KRDS at users’ choice based on the type of their servers.
●	Kingsoft Cloud Distributed Relational Database Service (“KDRDS”): KDRDS is a distributed relational database service compatible with MySQL. It effectively addresses the issue of unsmooth database scaling while providing features such as read-write separation and configuration scaling, enabling a flexible, streamlined, efficient and stable public cloud-based distributed database service for large-scale data operations.
●	Kingsoft Cloud Redis Cloud Database: Kingsoft Cloud Redis Cloud Database provides on-demand, stable and reliable online caching and key-value storage service. It supports both cluster and master-slave configurations, providing features such as automatic disaster recovery failover, instance monitoring and online scaling.
●	Kingsoft Cloud MongoDB Cloud Database: Kingsoft Cloud MongoDB Cloud Database is a document-oriented database that is fully compatible with the MongoDB protocol. It supports various architectures such as replica sets, sharded clusters and multiple versions. With capabilities such as high availability, backup and recovery, comprehensive monitoring, and auxiliary operations, it offers customers an integrated MongoDB fully managed service solution.
●	Kingsoft Cloud Vector Database Milvus: Kingsoft Cloud Vector Database Milvus is specifically designed to handle input vector queries, capable of processing indexes with billions of vectors. It finds wide applications in AI domains such as intelligent customer service, recommendation systems, NLP services and computer vision. It serves as an external knowledge base for large models, expanding the cognitive boundaries of such models.
●	Kingsoft Cloud Database Management Platform (“KDMP”): KDMP is a database management product that offers asset management for multiple types of databases and monitoring dashboards across multiple instances. It facilitates the usage and operation of databases for customers, reducing operational pressure and costs.
●	Kingsoft Cloud Data Transmission Service (“KDTS”): KDTS is designed for data migration, synchronization and subscription among data sources. In addition to meeting common application scenarios such as non-stop data migration and synchronization, it also fulfills the requirements of business application scenarios such as database disaster recovery and data integration. KDTS currently supports various mainstream databases, including relational, non-relational and analytical databases.

Data Warehouse

●	Kingsoft Cloud Data Warehouse (“KDW”): KDW is data warehouse service deployed on a massively parallel processing architecture, enabling users to use a large number of computers to simultaneously perform coordinated computations in parallel and thus enhancing computation performance. It is a large-scale PB-level cloud database warehouse solution with smooth upscaling ability that supports the separation of computing and storage, multi-dimensional online data analysis and retrieval, and offline data processing. KDW enables interactive query and analytics of massive relational data and is advantageous in both internet and traditional industries.

Big Data

We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data platforms. Our key big data products include:

●	Kingsoft Cloud MapReduce (“KMR”): KMR is a cloud big data platform allowing users to process vast amounts of data quickly and cost-effectively at scale. KMR gives users the engine and elasticity to run large-scale analysis at a fraction of the cost of traditional on-premise clusters.
●	Kingsoft Cloud Kafka Message Service (“Kafka KMS”): Kafka KMS is a distributed, highly scalable and high-throughput managed messaging service based on the open-source Apache Kafka. Users can perform large-scale data analysis and processing with relatively low costs.
●	Kingsoft Cloud Elasticsearch Service (“KES”): KES is a cloud-based, fully managed service based on the open source search engine, Elasticsearch. It integrates Kibana, a data visualization dashboard software, and common plug-ins to provide near-real-time storage, search, and analysis features that allow user to manage ultra-large datasets in a visualized, real-time and efficient manner.
●	Kingsoft Cloud Log Service (“KLog”): KLog is a comprehensive solution for managing log data. It offers a range of services including log collection, storage, processing, retrieval analysis, real-time consumption, data delivery, alerting and visualization, which enhance operational and maintenance efficiency. Users can seamlessly access the service within five minutes without concerns about resource scaling issues, enjoying stable, reliable, and intelligent log management services.
●	Kingsoft Cloud AxisBI (“AxisBI”): AxisBI is an enterprise-grade agile big data visualization and analytics platform. It offers a wide range of visual chart components, empowering users to easily conduct data analysis, exploration, report creation and large-screen visualization through drag-and-drop operations. The intelligent Q&A module enables chart generation based on natural language, significantly lowering the user barrier and facilitating data-driven operations for enterprises.
●	Kingsoft Cloud Data Warehouse ClickHouse (“ClickHouse”): ClickHouse is a distributed column-oriented database designed for online analytical processing queries. It enables flexible and fast creation of clusters of various specifications in the cloud and provides comprehensive auxiliary operation and maintenance functions, effectively simplifying the workload of deployment and maintenance.
●	Kingsoft Cloud Relyt (“Relyt”): Relyt is a cost-effective, native and intelligent data cloud service that is accessible to everyone. Built on the latest generation of cloud computing technologies and leveraging breakthrough data processing architectures, Relyt delivers outstanding data warehouse query capabilities, significantly enhancing cost-effectiveness, availability and user experience.

Cloud Security

We provide users with a full range of high-quality cloud security products to effectively address cloud service abuse issues and provide users with secure, stable and reliable cloud services. Our key cloud security products include:

●	Kingsoft Cloud Advanced Defense (“KAD”): KAD is a managed Distributed Denial of Service (DDoS) protection service that safeguards our users’ applications running on our cloud from attack. KAD provides T-level DDoS protection for both cloud-based and on-premises user businesses. Leveraging our KAD, users can defend against large-scale DDoS attacks in the cloud by cleansing and mitigating the attack traffic. Through advanced protection algorithms, malicious attack traffic is intercepted, while legitimate traffic is forwarded back to the source, ensuring high interception rates and safeguarding business stability and continuity.
●	Kingsoft Cloud Native Advanced Defense (“KNAD”): KNAD is a product designed to provide DDoS protection capabilities for businesses deployed within Kingsoft Cloud. By binding cloud-based IPs, it can offer protection capabilities, eliminating the need for changing business IPs and tedious onboarding processes. It features real-time defense, low latency, and high reliability.
●	Kingsoft Cloud Web Application Firewall (“WAF”): WAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy WAF without altering any system structure. WAF is a security product designed to help users address web attacks, business access risks, vulnerability exploitation and backdoor intrusions. With simple configuration, users can obtain web application attack protection capabilities within minutes, preventing malicious intrusion into website servers and ensuring the secure operation of customer websites and web services.

Cloud Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises upon request. Our key cloud storage products include:

●	Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a massive, low-cost, secure and highly reliable distributed cloud storage product to address users’ pain points such as storage expansion, data security and distributed access. KS3 offers exabyte-level storage with high queries per second per single bucket, ensuring data reliability of up to 11 nines. Users can conveniently store and retrieve various data files such as pictures, audio, video and text. KS3 offers storage solutions tailored for data lakes, compatible with the HDFS protocol, and provides unified metadata management capabilities. It primarily targets high-throughput, low-latency computing and analytics scenarios in the big data ecosystem, offering storage acceleration services.
●	Elastic Block Storage (“EBS”): EBS is a block-level data storage service provided for cloud server instances that can be connected to any running KEC instance in the same data center. EBS features high availability, reliability, flexibility and ease of use. It also supports advanced features such as snapshots and mirroring. EBS utilizes a distributed cluster architecture and multi-replica replication technology to effectively mitigate the risk of data single points of failure, providing up to 99.9999999% data reliability.
●	Kingsoft Cloud File Storage (“KFS”): KFS is a file storage service for KEC, EPC and container services. With standard file access protocols, users do not need to modify existing applications. KFS offers users a distributed file system with unlimited capacity, performance scaling, single namespace, multi-party sharing, high reliability and availability.
●	KingStorage: KingStorage series are enterprise-grade hybrid cloud storage products that include distributed blocks, files and objects cloud storage resources. They provide cloud native benefits and address customers’ demands for massive data storage, while ensuring high reliability and seamless compatibility with customers’ original IT infrastructure.

●	Kingsoft Cloud Data Migration Service (“KMS”): KMS aims to assist users in migrating data from other cloud vendors or on-premises IDCs to our Object Storage Service. We provide both online and offline migration to meet various migration scenarios. Online migration involves deploying software to migrate user data to KS3 and is suitable for scenarios with small data volumes, stable network environments and sufficient bandwidth. Offline migration entails deploying hardware in the data source IDC to migrate a large number of files offline to KS3, which addresses challenges such as low transmission efficiency, long transmission times and poor security in large-scale data transfer scenarios.

Cloud Delivery

Our cloud delivery products have evolved from a simple acceleration tool for one-way static content to a complex application and streaming delivery carrier, enabling our customers to deliver an interactive and immersive user experience. Our comprehensive end-to-end cloud delivery solutions allow users to build their applications on our cloud platform and utilize additional value-added services offered by us, such as large-scale storage, streaming encode and decode, and high definition video solutions, to further enhance their business operations. Our large-scale, high-concurrency, low-latency, secure and reliable cloud delivery services offer services for both static content, such as applications and streaming media files, and dynamic content, such as live broadcasts and interactive links, helping our users enhance their users’ experience.

With and advancement of edge computing, we continue to upgrade our cloud delivery network with more connected nodes and reiterate the advantages of our cloud delivery products. Streaming content represents a significant portion of the internet traffic, and is a major application scenario of our cloud delivery products. Streaming content captures a large share of users’ time spent as it becomes the key distribution medium for various industry verticals, such as entertainment, e-commerce, education, traveling and advertising. Leveraging the relationship we built with our clients through our cloud delivery products, we have the natural advantage to cross-sell other cloud products, such as computing, storage and database products, to explore additional monetization opportunities.

●	Kingsoft Cloud Live-video Service (“KLS”): KLS is a network system based on Kingsoft Cloud’s comprehensive IaaS infrastructure. Through industry-leading video-encoding technology and powerful distribution capacities, KLS provides low-latency, high-concurrency, and stable live streaming services. KLS supports live streaming upload and download acceleration, as well as real-time transcoding, recording, watermarking, screenshots, second-level streams status management, delayed playback and many other value-added functions and applications. Meanwhile, KLS can be seamlessly integrated with the PaaS platform of Kingsoft Cloud Video Cloud, and it features fast access, multi-terminal adaptation, multi-protocol support, and easy-to-use.
●	Kingsoft Cloud Media Transcoder is a distributed system for multi-media processing service. Based on the deep learning of massive multimedia data, Kingsoft Cloud Media Transcoder establishes a scientific video quality evaluation system, combined with powerful encoding/decoding technology, to provide fast, intelligent and stable media processing service. We launched the 2.0 version in 2023, featuring hardware encoding and decoding capabilities based on FPGA/VPU architecture developed in collaboration with third-party laboratories. Compared to the software encoding of the 1.0 version, the compression ratio for H.264/H.265 encoding has increased by 15%/55%, the encoding latency has been reduced by 50%/90%, and the unit transcoding cost has decreased by 17%.
●	Kingsoft Cloud Edge Content Delivery Network (KECDN): KECDN operates on a smaller scale than KCDN, with the minimum unit being a block of 1000 meters. Through collaborations with various router manufacturers, we have developed distribution software for home and commercial routers. By leveraging technological innovations, we have overcome the limitations of small computing power and storage capacity on routers, enabling over 60% of KCDN content to be distributed through these endpoints, which significantly reduces the distance between content distribution and users, resulting in faster response times. To address the stability challenges of routers compared to servers, we have developed a high-density scheduling system and a node (router) active prediction system, achieving a service stability rate of 99.99% for millions of endpoint nodes.
●	Kingsoft Cloud Edge Computing Network (“KECN”): KENC is a virtualization architecture system based on Kernel-based virtual machine. Within the KCDN service, we deploy KENC on data center facilities to provide computing resources in the form of CPU hosts, GPU hosts, FPGA hosts and containers to a wider range of business applications. These applications include RTC conference calls for certain well-known enterprises, remote viewing and compression of household videos, transcoding to H265 format, cloud gaming, cloud computing and digital human rendering.

●	Kingsoft Cloud Delivery Network (“KCDN”): KCDN is a distributed network consisting of server clusters of edge nodes covering different regions, which distributes user content to edge nodes, effectively resolves the congestion of an internet network, and improves the response speed of users to visit the websites and the availability of the websites.
●	Kingsoft Cloud Image Enhancement (“KIE”): KIE is an intelligent image enhancement product, which is able to recover and enhance image details by deep learning algorithms. It can also enhance resolution and output high-quality images.
●	Kingsoft Cloud Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. It uses deep-learning-based denoise and enhance algorithms to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video codec.

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

We have been dedicated to upgrading our Galaxy Stack product, including introducing new features in IaaS, PaaS and key operating areas, to strengthen our capability to meet customers’ evolving needs. For example, in 2023, we launched updated Galaxy Stack V3.1.0, which significantly upgrades the hardware platform, optimizes the infrastructure, improves the product performance and reduces cloud deployment costs, introducing new features such as:

●	Cloud network – we introduced six new cloud network products with high availability, such as Application Load Balancer (“ALB”), as well as over 100 key features such as regular snapshots and full-system image.
●	Cloud storage – we introduced high-density block storage models to our cloud storage, which significantly reduce the cost per TB by 20.8%.
●	Cloud management –we reduced the two servers and four switches by optimizing the gateway and switch architecture design.

Industry-Specific Solutions

We have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals as an early mover and have established a leading market position through relentless execution. As we continuously serve vertical leaders, our products and solutions continue to iterate and pivot based on customers’ feedback. By partnering with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to stay forefront of industry-specific cloud solutions. We have designed industry- specific solutions covering a wide spectrum of industry verticals, including AIGC, pan-Internet, video, public service, healthcare, intelligent mobility and financial service, among others.

AIGC Solutions

We offer a range of products, including bare metal computing servers, computing cloud servers, KS3 and AI platforms, to meet the strong computational and storage needs of clients in AI industry for model training and inference. Leveraging abundant IDC resources and hybrid cloud networking experience, we design high-availability and cost-effective underlying architecture solutions for the application deployment of our clients, effectively reducing operational costs and improving business productivity.

To address the entire AIGC development process, including data acquisition, data preprocessing, model training and model inference, we provide different delivery forms of computing, including computing cloud instances and bare metal computing servers. Clients can utilize elastic computing cloud instances for rapid model validation and flexible online scaling of inference services. For large-scale model training, we provide hundreds of bare metal computing servers along with high-performance IB or RoCE networks, combined with all-flash high-performance object storage and file storage, to provide clients with top-notch computational environments.

Furthermore, through Spark or MapReduce distributed computing frameworks, efficient data preprocessing services can be completed quickly and efficiently. Leveraging elastic resources in the cloud reduces fixed asset expenses during the preprocessing process while ensuring speed and efficiency.

The key value we bring includes:

●	Delivery Capability: We provide AIGC delivery capabilities at different levels, covering underlying IaaS resources, middleware training frameworks, and application-level model and industry application delivery capabilities. This meets the diverse needs of customers at various levels, including data acquisition, cleansing, training, inference, and industry applications.
●	Trusted Collaboration Zone: The AIGC industry chain typically involves collaboration among different vendors, including data providers, model training vendors, and end-users. Therefore, controlled interoperability of data and final models among these stakeholders is essential. We provide Trusted Collaboration Zone services to establish a trusted environment for collaboration among different vendors.
●	Ready-to-Use: Users do not need to procure and build the entire AIGC infrastructure environment from scratch. They can simply select the corresponding hardware configuration from our console based on different scenarios and computational requirements, and the accompanying high-performance networking and storage are ready to use. The service supports pay-as-you-go billing, and resources can be quickly released after tasks are completed.
●	Elastic Scalability: AIGC exhibits significant variations in resource requirements across different business cycles, manifested in two dimensions. Firstly, different stages of AIGC have distinct resource demands. For example, the data cleansing stage typically requires massive computing resources, while the application of the final model requires a large number of computing resources. Secondly, there may be hotspots in inference applications, requiring the ability to supply a large number of resources in a short time. Our Elastic Scaling service, combined with backend pooled cloud servers, can achieve elastic resource scaling in minutes.

Pan-Internet Offline and Online Deployment Solutions

We launched the offline and online deployment solutions in early 2023, effectively optimizing the business architecture for our clients across the pan-Internet industry. This resulted in significantly improved resource utilization and a substantial reduction in operational costs, achieving a true win-win situation.

Online operations typically involve real-time activities and are sensitive to latency, usually concentrated during daytime hours, while offline operations are generally non-real-time and insensitive to latency, typically concentrated during nighttime hours. Therefore, we leverage the tidal characteristics of offline business operations for mixed deployment of business services.

The core technology of the offline and online deployment solution is the business scheduling system. For online business scheduling, we introduced the Colo scheduling system, which integrates technologies such as Kubernetes interoperability, dynamic metric collection, QoS classification, advanced protection strategies, and system isolation. For offline business scheduling, we introduced the offline scheduling system based on YARN Operator, which integrates technologies such as task profiling and decision services. Together, they achieve smooth scheduling of offline business operations, automatic eviction of tasks during anomalies, and full automation scheduling based on dual-business stability.

The key values we bring include:

●	Cost Reduction: For example, for a leading Q&A community client, after the implementation of the mixed online and offline deployment solution, more than 1200 offline tasks are scheduled to the online cluster every day, resulting in an overall CPU resource utilization increase of over 10%.
●	Architectural Optimization: The core Colo of the mixed online and offline deployment system is based on Kubernetes bypass implementation, achieving simultaneous management of two sets of businesses without changing user habits.
●	Seamless Integration: The mixed deployment solution seamlessly integrates with the public cloud environment, enabling reuse directly in the cloud and greatly reducing the development difficulty and operational costs for customers.

Pan-Internet Bare Metal Hosting Hybrid Cloud Solutions

We offer an innovative hybrid cloud environment that seamlessly integrates bare metal Elastic Physical Compute (EPC) leasing and hosting, and public cloud services, within a unified Virtual Private Cloud (VPC) network architecture. Such deep integration ensures ultra-high-speed interconnection and communication between various resources, enabling seamless collaboration across platforms and layers. We have also developed solutions that facilitate seamless integration between customer data centers (IDCs) and public clouds, enabling rapid resource expansion to meet demand, effectively reducing usage costs and facilitating smooth migration to the cloud and IDC optimization. Bare metal hosted in the VPC environment can seamlessly access Kingsoft Cloud Container Engine (KCE), simplifying the construction and maintenance process of Kubernetes (K8s) clusters, and significantly reducing R&D and operation costs. The bare metal hosting hybrid cloud solutions include two main components, namely, bare metal migration solutions and hybrid cloud architecture solutions.

The key values we bring include:

●	Enhanced Interconnectivity: Building high-speed interconnection networks to achieve rapid response and lossless transmission, facilitating efficient collaboration for enterprises.
●	Elastic Scalability: Deeply integrating with public clouds to empower enterprises with agility and elasticity, allowing for on-demand resource allocation and immediate response to business changes.
●	Cost Reduction and Revenue Increase: Fine-grained cloud resource management and IDC cost optimization, significantly reducing costs and achieving lean IT investment. Leveraging open architecture and a rich ecosystem to accelerate product innovation and achieve sustainable business revenue growth.

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

The key value we bring includes:

●	High Speed: Our video cloud solutions provide a quick and uninterrupted video streaming, archiving experience and lossless transmission.
●	Stability: Our video cloud solutions offer high stability and ensure performance. The distributed network eliminates incidents and disruptions, which can effectively lower packet loss rate.
●	Security: Our video cloud solutions are able to maximize data security by configuring authentication settings for content.
●	High Definition: Our video cloud solutions provide optimized encoding and decoding solutions that allow 4K-8K ultra high-definition video transmission through the internet.
●	Elastic Expansion: Our video cloud solutions provide deep integration with public clouds, offering agility and flexibility to allocate resources on demand and respond promptly to business changes.
●	Cost Reduction: Our video cloud solutions offer fine management of cloud resources and optimization of IDC costs, significantly reducing costs.

Public Service Cloud Solution

Our public service cloud solutions are based on the public cloud architecture and can be easily and quickly deployed. These cloud solutions help public service organizations enhance productivity and efficiency.

The key value we bring includes:

●	Digitalization: Public service organizations are able to connect data across multiple departments, improve work efficiency, enhance security, and transform data resources into data assets, which ultimately realize digital transformation.
●	Reliability: The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.
●	Comprehensiveness: Based on the public cloud technologies, we can provide a series of services from the construction, operation and management of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.

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

Our healthcare cloud solutions feature platformization, integration and digital intelligence, integrating five major business segments, including regional health cloud, regional imaging cloud, regional core business cloud, medical community platform and research hospitals. We have successfully deployed flagship projects for leading institutions.

●	Regional Health Cloud: Targeting regional medical and health businesses at the provincial and municipal levels, employing cloud computing, big data, middleware architecture, blockchain, and other emerging technologies to empower both technical and business aspects of regional medical and health applications. The initiative aims to construct a cloud-based, data-aggregated, comprehensively governed, and business-interconnected medical and health big data center.

The key value we bring includes (i) achieving near-real-time data aggregation into the data lake, establishing a comprehensive health care big data center covering the entire region; (ii) reconstructing regional business applications with a comprehensive middleware architecture, standardizing and sharing applications from dimensions such as architectural specifications, technical standards, data standards, and business capability sharing, thereby achieving intensive and efficient business application management.

●	Regional Imaging Cloud: Based on cloud computing, big data, and artificial intelligence technologies, adopting an integrated model of construction and management, establishing a unified platform, innovative services, and an ecosystem-integrated regional imaging cloud. The regional imaging cloud facilitates the integration of medical resources within the region, enables regional image collaboration and result recognition, promotes hierarchical diagnosis and treatment, and encourages sharing of medical imaging data, thus unlocking the value of medical imaging data.

The key value we bring includes (i) portable and easily retrievable digital films enable mutual recognition of examinations, reduce redundant checks for the public, and support hierarchical diagnosis; (ii) automatic reminders for repeat examinations, rapid image access and mutual recognition, and cloud storage of image data reduce resource waste and simplify storage resource procurement and operational services; (iii) unified planning, construction, and management in cloud service mode significantly reduce the investment in information construction of medical institutions. It provides business scenarios, data support, and service environments for medical imaging-related enterprises, big data research institutions, standard evaluation laboratories, adaptation centers, and innovation centers.

●	Regional Core Business Cloud: We propose the concept of coordinated high-quality development of regions and medical institutions for regional public hospitals, constructing a SaaS-based regional medical core business platform. This platform employs a multi-tenant architecture to enable multiple hospitals to share the platform without affecting each other. Through regional coordination of data platforms, it achieves the unity of hospital data centers and regional data centers, ensuring that all medical institutions in the region obtain high-quality information systems, thereby facilitating hospitals and regions to jointly achieve various high-level certifications.
●	Medical Community Platform: For closely-knit county-level medical community businesses, leveraging emerging technologies such as cloud, big data, IoT, and AI, constructing a medical community information platform with a middleware architecture, providing integrated solutions for comprehensive data management and decision-making, intelligent primary medical services, collaborative services for regional medical institutions, smart medical services, convenient and beneficial health services, unified management of personnel, finance, and materials, as well as operational supervision.
●	Research Hospitals: Targeting large hospitals and medical research institutions, providing end-to-end solutions for research hospital construction based on our in-depth understanding of medical research. Building on a multi-modal research data management platform to construct a “cloud-level” multi-modal research data warehouse, integrating various clinical and research data assets, such as patient diagnosis and treatment data, medical images, pathological examinations, and biological sample data, to bridge information silos and support cross-institutional sharing of medical records and clinical research data.

Intelligent Mobility Cloud Solutions

To meet the growing demand brought by the development of new technologies such as autonomous driving and intelligent connected vehicles, our intelligent mobility cloud solutions is dedicated to creating a reliable, efficient, and secure cloud computing infrastructure for companies in the intelligent mobility industry, empowering their innovation and growth.

We provide comprehensive solutions for the intelligent mobility industry, including autonomous driving data processing and storage, in-vehicle data processing, autonomous driving model training and inference, HPC simulation cluster services, and whole-vehicle online data processing.

The key value we bring includes:

●	Security and Compliance: Our intelligent mobility cloud solutions ensure the secure and reliable storage of massive road test and data collection data through the provision of dedicated data upload rooms and NAS storage. Additionally, our data desensitization service EPC ensures data privacy, providing customers with a secure data processing environment.
●	Efficiency: Our intelligent mobility cloud solutions integrate edge computing technology to provide IT infrastructure support for upper-layer data processing platforms and annotation platforms. This helps customers manage and analyze data more efficiently, providing important support for their research and development work.
●	High Performance: We offer advanced KCE and EPC for training complex deep learning models and performing real-time inference, equipped with high-performance GPU and CPU machines, to provide customers with stable and reliable computing resources. For online data processing needs, we offer KCDE, KDC, and KDE in the public cloud region, as well as EPC and object storage, to meet various requirements for online data processing. Our intelligent mobility cloud solutions can provide reliable infrastructure support for customers for both real-time data analysis and building intelligent vehicle monitoring systems.
●	Elastic Expansion: Simulation plays a crucial role in the development of the automotive industry. Our intelligent mobility cloud solutions provide HPC high-performance simulation computing clusters to help customers efficiently conduct simulation business. We are capable of providing customers with the necessary computing resources and storage space for vehicle collision simulation, battery performance simulation, and vehicle wind tunnel testing.

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

Other Solutions

Our cloud solutions also cover various other industries, such as game, e-commerce, office automation and mobile internet in general, among others.

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

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2023, we owned two data centers and approximately 95,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing significantly in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment, network resources and data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

Cloud Technologies

We create and apply cutting-edge technologies to drive our development of products and solutions. Our core technologies include:

Cloud Native

Leveraging our proprietary container architecture, our cloud native technologies are applied using zero-performance loss bare metal servers. We provide core cloud native capabilities including microservices engines, service mesh solutions, DevOps systems and functional computing. Integrated with our cloud native security system, our solutions provide customers scalable, reliable, and flexible cloud native infrastructure. We have upgraded our container architecture to support configuration of storage and network at component-level. We also introduced a lite version of container service to support deployment within the customers’ infrastructure. Leveraging our new container architecture, the performance of our cloud servers has increased by 50% as compared to the previous version, while reducing network resources required by 70%. We also developed new serverless cloud function technology that supports programming languages such as Python, Go, Node.js, etc. We offer various forms of computing resources, including container clusters, serverless container instances and cloud functions, and support managed image repositories, Prometheus monitoring systems, service meshes and other key ecosystem components. This enables us to provide customers with scalable and flexible cloud-native infrastructure.

Virtualization

We have built a complete virtualization technology stack. Technologies like x86 virtualization, memory virtualization, high-performance storage and network virtualization, GPU (graphics processing unit) virtualization, with critical features such as smooth live migration and live patching, are all well supported and applied to our cloud products. Additionally, the introduction of new hardware, such as smart NICs offloads storage and network I/O, further reduces latency and provides excellent support and user experience for our cloud products.

Software Defined Network

Our virtualized network architecture, designed on the basis of disaster recovery multi-region construction, supports multi-tenant networks. With petabit-per-second-scale distributed east-west forwarding capabilities and terabit-per-second-scale north-south traffic capabilities, the cloud network provides high-performance interconnect services for computing, storage and various PaaS services. By combining software and hardware technologies and introducing new hardware such as programmable switches and smart network interface cards (NICs), we continuously improve the performance of the underlying network. Additionally, based on network function virtualization and leveraging industry ecosystems, we provide users with richer product functionalities and interconnection experiences.

Distributed Storage

We have developed different storage technologies for various application scenarios, including object storage, table storage, elastic block storage, and file storage, providing high-performance storage services with reliability, scalability and availability.

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

Data Lake and Data Analytics

Our data lake technology allows customers to store both structured and unstructured data at any scale as-is, offering a simple, cost-effective and maintenance-free big data computing platform. Such data lake serves as a repository for data analytics, enabling customers to uncover insights from business data to guide better decisions.

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB1,043.8 million, RMB971.2 million and RMB784.8 million (US$110.5 million) of research and development expenses in 2021, 2022 and 2023, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We focus on building and maintaining a large pool of talented researchers to drive our research and development efforts. We provide rigorous training to new recruits to familiarize them with our platform and thereby closely integrate them into our research and development staff. We had a team of approximately 1,234 engineers, researchers, programmers and computer and data scientists as of December 31, 2023. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

In 2023, we have been building our Beijing-Wuhan dual Research and Development Center. Through voluntary relocation of key research and development staffs from Beijing, and local recruitment in Wuhan, our Wuhan team has quickly grown to over 500 people (including outsourcing staff and interns, etc.), accounting for approximately 40% of our total research and development personnel.

The development of our cloud products and solutions is underpinned by our strong R&D capabilities. Our continuous investments in research and development activities result in a wealth of intellectual properties. As of the date of this annual report, we have registered 998 patents, 699 trademarks, 829 copyrights, and 128 domain names in China and overseas.

In addition, we aim to increase our research and development efforts to strengthen our technology capabilities and continue to invest in cutting-edge technologies such as AI, edge computing, container and data lake. We also aim to further expand our talent pool of top-notch engineering specialists as well as industry vertical experts.

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

As of the date of this annual report, we have registered 998 patents, 699 trademarks, 829 copyrights, and 128 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

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

Insurance

Our employee-related insurance consists of pension insurance, maternity insurance, unemployment insurance, work-related injury insurance and medical insurance, as required by PRC laws and regulations. We also purchase supplemental commercial medical insurance for our employees.

In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key-man life insurance, insurance policies covering damages to our network infrastructures or information technology systems. We have property insurance policies covering some of our facilities.

Our Environmental, Social and Governance (ESG) Efforts

We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders.

In April 2024, we published our ESG report for 2023. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.

Governance on ESG Matters

Our Board is the highest decision-making body for ESG governance and fully accountable for our ESG strategy and reporting. At governance level, the Corporate Governance Committee supervises the Company’s ESG-related work. The Corporate Governance Committee of the Board supervises ESG-related matters, such as business ethics, product and service quality, privacy and data security, climate change, etc. At management level, the CEO office is responsible for assisting the Corporate Governance Committee to make overall decisions on ESG matters, guide and supervise the implementation and implementation of ESG work in ESG-related departments, and comprehensively promote the effective implementation of ESG strategies and actions; manage communication with stakeholders on ESG matters. At executive level, all ESG-related departments are responsible for implementing ESG management strategy, and regularly reporting ESG action plan and work progress to the corporate Governance Committee and management.

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

ESG-related Risks and Opportunities

As of the date of this annual report, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations. We identified 18 key issues according to global sustainability goals, regulatory requirements, investor concerns, domestic and international policies, and overall company strategy. We actively communicate with internal and external stakeholders to understand their suggestions on the two dimensions of “importance to Kingsoft Cloud” and “importance to stakeholders” of each ESG issue, and rank the importance of key issues. This year, we evaluated nine issues of high importance and nine issues of general importance, and generated a matrix of ESG issues based on the assessment results as follows.

Responsible Operations

We are committed to upholding the value of “customer first, thrive on technology.” While ensuring data security and personal privacy, we have been committed to providing our customers with premium products and services driven by technical innovation and progress. We remain steadfast in our commitment to supporting the healthy and sustainable development of businesses.

Talent Development

We are committed to creating a happy workplace environment for our employees that is founded upon principles of equality, respect, diversity, inclusivity, and safety. We have established a fair and competitive system of compensation and incentives for our employees, and continuously improve the talent training system and career development path to support them in achieving their career goals and individual values.

Green Development

We recognize and strictly comply with laws and regulations related to environmental protection, such as the Environmental Protection Law of the People’s Republic of China, the Law of the People’s Republic of China on Energy Conservation, and the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste. We also actively respond to the national “30/60” Dual-Carbon targets, and fulfill our commitment to green operations with actions. We pay close attention to climate change, strengthen the identification and governance of climate-related risks, continuously optimize the carbon emission management system, and incorporate green concepts into the daily work of our data centers and office buildings, so as to promote our low-carbon transformation and contribute to the green development of the economy through multiple measures.

Sustainable Supply Chain

We and our suppliers are committed to upholding the principles of fairness, integrity, mutual prosperity and transparency. We continuously optimize the supplier lifecycle management, expand the coverage of responsible procurement, and empower suppliers with advanced ESG concepts and outstanding practices to drive sustainable development across the supply chain.

Corporate Responsibility

Leveraging our industrial advantages, we actively assume our corporate responsibility to support the public welfare programs. We are dedicated to communicating with communities, and personalize the management of different public welfare programs based on a thorough understanding of community needs to ensure the effective implementation of public welfare resources.

Licenses and Permits

The following table sets forth the details of the material licenses and permits necessary for the operation of our business in China.

Entity Holding the License/
License/Permit	Permit	Grant Date	Expiration Date
VAT License	Kingsoft Cloud Network	July 22, 2020	March 5, 2029
VAT License	Kingsoft Cloud Network	February 24, 2021	March 27, 2028
VAT License	Beijing Jinxun Ruibo	September 30, 2021	June 24, 2027
VAT License	Beijing Jinxun Ruibo	February 18, 2022	February 18, 2027
VAT License	Kingsoft Cloud Information	January 17, 2019	December 15, 2028
VAT License	Kingsoft Cloud Information	September 30, 2021	September 30, 2026
VAT License	Kingsoft Cloud Network	November 28, 2017	October 9, 2027
VAT License	Nanjing Qianyi	April 9, 2018	December 30, 2027
VAT License	Nanjing Qianyi	April 3, 2018	September 27, 2027
VAT License	Wuhan Kingsoft Cloud	December 14, 2018	December 14, 2023(1)
VAT License	Wuhan Kingsoft Cloud	September 30, 2021	December 14, 2025
VAT License	Shanghai Jinxun Ruibo	January 24, 2022	January 24, 2027
VAT License	Shenzhen Yunfan	April 29, 2022	October 26, 2025

Note:

(1)	Wuhan Kingsoft Cloud is in the process of renewing the VAT License.

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

Regulation

Regulation Related to Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most amended in December 2023 and taking into effect in July 2024, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors and (iv) investment in other methods as specified in laws or administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

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

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, this notice proposes to gradually open up telecommunications, internet, culture, education and transportation industries to foreign investors. On July 25, 2023, the State Council issued the Opinion on Further Optimizing the Environment for Foreign Investment and Increasing Efforts to Attract Foreign Investment, which further proposes to gradually open up value-added telecommunication to foreign investors in more pilot areas. However, there are still uncertainties with respect to the implementing rules and regulations of the aforementioned notice and opinion.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the specified circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. Uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation and the value of our securities.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analysing or evaluating the behaviours of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. Furthermore, the Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed.

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

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry as well as concentration filing procedures for business operators, including those involving variable interest entities. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the relevant business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. There are still uncertainties as to the interpretation and implementation of these guidelines in practice.

On March 10, 2023, the SAMR promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. On June 25, 2023, the SAMR promulgated the Provisions on Prohibition of the Abuse of Intellectual Property to Exclude or Restrict Competition, which came into effect on August 1, 2023. These provisions specify and refine the relevant provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the relevant conditions are met. Such conditions include an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter relevant market, consistency of undertaking behaviors, market structure, transparency of relevant markets, homogeneity of relevant commodities, etc. These provisions further emphasize that operators with dominant market positions shall not utilize intellectual properties, data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. In addition, these provisions also clarify the legal responsibility of relevant subjects under different circumstances. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years in the case of utility models, 15 years in the case of designs, or 20 years in the case of an invention from the date of application.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day, and was recently amended on December 4, 2023, by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Uncertainties still exist with respect to its interpretation and implementation.

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

Notes:

(1)	The remaining equity interests in Camelot Technology Corporation Limited (“Camelot Technology”) were held by Shanghai Jiawo Yunfan Investment Center (Limited Partnership) as to approximately 7.05% and Tongxiang Jiawo Yunfeng Equity Investment Partnership (Limited Partnership) as to approximately 0.72%. All of these minority shareholders of Camelot Technology are independent from us.
(2)	Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Qiu Weiqin, who is a family member of a director of Kingsoft Corporation, respectively, as registered owners. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned as to 80% and 20% by Ms. Qiu Weiqin and Ms. Lei Peili who is a family member of Mr. Lei Jun, the chairman of our Board.
(3)	Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Tao Zou, our executive director and acting CEO, respectively, as registered owners.

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. As a result of these contractual arrangements, we are considered the primary beneficiary of, the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.

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

4.D.Property, Plant and Equipment

Our current principal executive offices are located at Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease properties in Beijing and certain other cities where we operate with an aggregate of approximately 46,074.45 square meters as of December 31, 2023. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities. We also have two data centers in Beijing and Tianjin, China, to support our business.

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

For the impact of foreign currency fluctuations on our company, and the extent to which foreign currency net investments are hedged by currency borrowing and other hedging instruments, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.”

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

Nevertheless, unfavorable changes in China’s overall economy and cloud industry could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging cloud industry in China is entering into a new phase of digitalization and there are considerable uncertainties about its future growth. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—If our market does not grow as we expect, or if we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements and preferences, our products and solutions may become less competitive.”

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers is 597, 537 and 486 in 2021, 2022 and 2023. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

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

	For the Year Ended
	December 31,
	2021	2022	2023
Public Cloud Services
Number of Public Cloud Service Premium Customers	222	197	214
Average revenues per Public Cloud Service Premium Customers (RMB in million)(1)	27.3	26.7	20.1

Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	382	347	285
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)(1)	10.7	7.9	9.1
Total
Number of Premium Customers(2)	597	537	486
Average revenues per Premium Customer (RMB in million)(1)	17.0	14.9	14.2

Notes:

(1)	Due to the acquisition of Camelot Group in 2021, average revenues per Premium Customer for 2021 is calculated by dividing (i) the sum of (x) consolidated revenues of our Group generated from Premium Customers in 2021 and (y) revenues generated from Premium Customers of Camelot Group for the period from January 1 to September 3, 2021, by (ii) the number of Premium Customers for 2021.
(2)	The number of Premium Customers for the year ended December 31, 2021 includes customers of Camelot Group and Shenzhen Yunfan with revenue of over RMB700,000 for the same year. Premium Customers are determined based on the total revenues from customers, while Public Cloud Premium Customers and Enterprise Cloud Premium Customers are determined based on the revenues from public cloud services and enterprise cloud services, respectively.

Key Components of Results of Operations

Revenues

We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public Cloud Services Revenues	6,159,085	68.0	5,360,282	65.6	4,381,741	617,155	62.2
Enterprise Cloud Services Revenues	2,897,817	32.0	2,816,976	34.4	2,663,993	375,216	37.8
Others	3,882	0.0	2,849	0.0	1,727	243	0.0
Total Revenues	9,060,784	100.0	8,180,107	100.0	7,047,461	992,614	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, video, intelligent mobility, e-commerce, AI and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the public service, healthcare and financial service businesses, among others. We generally charge our enterprise cloud service customers on a project basis. We also charge enterprise cloud service customers based on performance completed to date.

Others. We also record insignificant revenues from other miscellaneous services that we provide on an ad hoc basis, which has not been and is not expected to be material to our business.

See “Item 4. Information on the Company—4.B. Business Overview—Our Products and Solutions” for details about how we generate our revenues.

Cost of Revenues

Our cost of revenues primarily consists of (i) IDC costs, (ii) depreciation and amortization costs, (iii) fulfillment cost, (iv) solution development and services costs, and (v) other costs.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	5,101,528	58.6	4,275,298	55.1	3,211,235	452,293	51.8
Depreciation and amortization costs	785,173	9.0	990,665	12.8	774,019	109,018	12.5
Fulfillment costs	1,851,342	21.3	396,767	5.1	229,471	32,320	3.7
Solution development and services costs	678,178	7.8	1,873,932	24.2	1,804,792	254,200	29.1
Other costs	293,275	3.3	213,907	2.8	177,775	25,039	2.9
Total cost of revenues	8,709,496	100.0	7,750,569	100.0	6,197,292	872,870	100.0

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	1,043,811	48.3	971,216	36.2	784,807	110,538	26.5
Selling and marketing expenses	518,167	23.9	560,059	20.9	460,221	64,821	15.6
General and administrative expenses	601,702	27.8	1,149,677	42.9	1,060,022	149,301	35.8
Impairment of long-lived assets	—	—	—	—	653,670	92,067	22.1
Total operating expenses	2,163,680	100.0	2,680,952	100.0	2,958,720	416,727	100.0

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Staff expenses (excluding share-based compensation)	744,697	71.4	732,492	75.4	621,615	87,553	79.2
Share-based compensation	150,389	14.4	87,812	9.0	50,145	7,063	6.4
Other miscellaneous expenses	148,725	14.2	150,912	15.6	113,047	15,922	14.4
Total research and development expenses	1,043,811	100.0	971,216	100.0	784,807	110,538	100.0

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff expenses (excluding share-based compensation)	308,077	59.5	279,178	49.9	238,401	33,578	51.8
Share-based compensation	72,594	14.0	68,562	12.2	6,977	983	1.5
Marketing and promotion expenses	24,039	4.6	9,512	1.7	9,114	1,284	2.0
Depreciation and amortization expenses	50,559	9.8	148,797	26.6	154,332	21,737	33.5
Other miscellaneous expenses	62,898	12.1	54,010	9.6	51,397	7,239	11.2
Total selling and marketing expenses	518,167	100.0	560,059	100.0	460,221	64,821	100.0

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff expenses (excluding share-based compensation)	165,861	27.6	318,705	27.7	287,470	40,489	27.1
Share-based compensation	193,886	32.2	187,843	16.3	114,766	16,164	10.8
Credit losses	114,124	19.0	346,869	30.2	502,184	70,731	47.4
Other miscellaneous expenses	127,831	21.2	296,260	25.8	155,602	21,917	14.7
Total general and administrative expenses	601,702	100.0	1,149,677	100.0	1,060,022	149,301	100.0

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 13.8% from RMB8,180.1 million in 2022 to RMB7,047.5 million (US$992.6 million) in 2023, which was attributable to proactive scale-down of CDN services within public cloud services, and more stringent project selection of enterprise cloud services.

Public cloud services

Our revenues generated from public cloud services decreased by 18.3% from RMB5,360.3 million in 2022 to RMB4,381.7 million (US$617.2 million) in 2023, primarily driven by our proactive scale-down of CDN services within public could services, while partially offset by the revenue increase from AI-related customers.

Enterprise cloud services

Our revenues generated from enterprise cloud services decreased by 5.4% from RMB2,817.0 million in 2022 to RMB2,664.0 million (US$375.2 million) in 2023, primarily due to more stringent project selection of enterprise cloud services.

Cost of revenues

Our cost of revenues decreased by 20.0% from RMB7,750.6 million in 2022 to RMB6,197.3 million (US$872.9 million) in 2023, primarily driven by (i) the decrease in IDC costs from RMB4,275.3 million in 2022 to RMB3,211.2 million (US$452.3 million) in 2023, in line with our adjustment of CDN services, (ii) the decrease in depreciation and amortization costs from RMB990.7 million in 2022 to RMB774.0 million (US$109.0 million) in 2023, mainly as a result of impairment of long-lived assets, (iii) the decrease in fulfillment costs RMB396.8 million in 2022 to RMB229.5 million (US$32.3 million) in 2023, mainly because we have been focusing more on cloud-native and software-layer enterprise cloud projects, and (iv) the decrease in solution development and services costs from RMB1,873.9 million in 2022 to RMB1,804.8 million (US$254.2 million) in 2023.

Gross profit

As a result of the foregoing, our gross profit increased by 97.9 % from RMB429.5 million in 2022 to RMB850.2 million (US$119.7 million) in 2023. Our gross profit margin increased from 5.3% in 2022 to 12.1% in 2023, primarily because of the optimization of revenue mix, improvement of business quality and our effective cost controls.

Research and development expenses

Our research and development expenses decreased by 19.2% from RMB971.2 million in 2022 to RMB784.8 million (US$110.5 million) in 2023, mainly due to our strict expense control and workforce transition from Beijing to Wuhan.

Selling and marketing expenses

Our selling and marketing expenses decreased by 17.8% from RMB560.1 million in 2022 to RMB460.2 million (US$64.8 million) in 2023, mainly because certain of our share-based awards have been fully vested.

General and administrative expenses

Our general and administrative expenses decreased by 7.8% from RMB1,149.7 million in 2022 to RMB1,060.0 million (US$149.3 million) in 2023, primarily attributable to the strict control over daily operating expenses, and partially offset by the increase in credit losses.

Operating loss

As a result of the foregoing, our operating loss decreased by 6.3% from RMB2,251.4 million in 2022 to RMB2,108.6 million (US$297.0 million) in 2023. Our operating loss margin increased from 27.5% in 2022 to 29.9% in 2023.

Interest income

Our interest income decreased slightly by 2.9% from RMB80.7 million in 2022 to RMB78.4 million (US$11.0 million) in 2023.

Interest expense

Our interest expense increased by 6.0% from RMB137.8 million in 2022 to RMB146.0 million (US$20.6 million) in 2023.

Foreign exchange loss

We recorded foreign exchange loss of RMB57.2 million (US$8.1 million) in 2023, as compared to RMB334.6 million in 2022, primarily because of a slighter depreciation of RMB against U.S. dollar in 2023 compared with 2022.

Other loss, net

We recorded other loss, net of RMB32.7 million (US$4.6 million) in 2023, as compared to RMB43.8 million in 2022.

Other income, net

Our other income, net increased significantly from RMB23.0 million in 2022 to RMB100.4 million (US$14.1 million) in 2023, primarily due to the value-added tax super deduction.

Income tax expense

Our income tax expense decreased by 26.6% from RMB24.5 million in 2022 to RMB18.0 million (US$2.5 million) in 2023.

Net loss

As a result of the foregoing, our net loss decreased by 18.8% from RMB2,688.4 million in 2022 to RMB2,183.6 million (US$307.6 million) in 2023.

Our net loss margin decreased slightly from 32.9% in 2022 to 31.0% in 2023.

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

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2021, 2022 and 2023, we did not make any provisions for Hong Kong profit tax as there were accumulated losses derived from or incurred in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Kingsoft Cloud Network being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed their HNTE status for an additional three years from 2019 to 2021. Kingsoft Cloud Network renewed its HNTE status for an additional three years from 2022 to 2025. Beijing Jinxun Ruibo Network Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019 and successfully renewed their HNTE status for an additional three years from 2020 to 2022 and from 2023 to 2026. Camelot Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Beijing Yinfeng Xinrong Technology Decelopment Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Camelot Information Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2022 to 2025. Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Dividends, interest, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measures

In evaluating our business, we consider and use certain non-GAAP measures, including adjusted gross profit (Non-GAAP Financial Measure), adjusted gross margin (Non-GAAP Financial Measure), adjusted EBITDA (Non-GAAP Financial Measure), adjusted EBITDA margin (Non-GAAP Financial Measure), adjusted net loss (Non-GAAP Financial Measure) and adjusted net loss margin (Non-GAAP Financial Measure), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

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

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2021, 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	351,288	429,538	850,169	119,744
Adjustment:
Share-based compensation (allocated in cost of revenues)	17,481	15,618	9,757	1,374
Adjusted gross profit	368,769	445,156	859,926	121,118

	For the Year Ended December 31,
	2021	2022	2023

	(%)
Gross margin	3.9	5.3	12.1
Adjustment gross margin	4.1	5.4	12.2

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange gain (loss) and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2021, 2022 and 2023 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(1,591,756)	(2,688,388)	(2,183,647)	(307,559)
Adjustment:
Share-based compensation	434,350	359,835	181,645	25,584
Foreign exchange (gain)/loss	(37,822)	334,629	57,211	8,058
Impairment of long-lived assets	—	—	653,670	92,067
Adjusted net loss (Non-GAAP Financial Measure)	(1,195,228)	(1,993,924)	(1,291,121)	(181,850)
Adjustments:
Interest income	(71,942)	(80,743)	(78,410)	(11,044)
Interest expense	52,040	137,812	146,026	20,567
Income tax expense	15,741	24,473	17,959	2,529
Depreciation and amortization	855,604	1,157,424	940,482	132,464
Adjusted EBITDA (Non-GAAP Financial Measure)	(343,785)	(754,958)	(265,064)	(37,334)
Loss on disposal of property and equipment	—	28,788	22,996	3,239
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(343,785)	(726,170)	(242,068)	(34,095)

	For the Year Ended December 31,
	2021	2022	2023

	(%)
Net loss margin	(17.6)	(32.9)	(31.0)
Adjusted net loss margin	(13.2)	(24.4)	(18.3)
Adjusted EBITDA margin	(3.8)	(9.2)	(3.8)
Normalized Adjusted EBITDA margin (Non-GAAP Financial Measure)	(3.8)	(8.9)	(3.4)

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

In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB1,347.1 million (US$189.7 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2022 and 2023, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB1,415.3 million (US$199.3 million) to the VIEs, and the VIEs provided loans amounted to RMB2.0 million (US$0.3 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2023, Kingsoft Cloud Holdings Limited and its subsidiaries transferred RMB370.5 million (US$52.2 million) to the VIEs as initial payment for certain fixed assets purchased from the VIEs. In 2023, the VIEs transferred RMB32.3 million (US$4.6 million) to our PRC subsidiaries, and our PRC subsidiaries transferred RMB11.5 million (US$1.6 million) to the VIEs, respectively, for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2021, 2022 and 2023. As of the date of this annual report, we had no plan to distribute earnings or fully settle amounts owed under the VIE agreements. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

Kingsoft Cloud Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. None of the VIEs or our PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Kingsoft Cloud Holdings Limited, or to any investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. See “Item 4. Information on the Company—4.A. History and Development of the Company—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” As of December 31, 2023, substantially all of our cash and cash equivalents were located in the mainland China and Hong Kong.

In the long term, we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. We have various measures to secure cash, if needed, including but not limited to maintaining prudent capital expenditures and operational expenses, obtaining additional credit facilities from banks and related parties in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. However, financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”

Additionally, we have historically been loss-making, and we had been generating net operating cash outflows in 2021 and 2023 and net operating cash inflows in 2022. We generated net loss of RMB1,591.8 million, RMB2,688.4 million and RMB2,183.6 million (US$307.6 million) in 2021, 2022 and 2023, respectively. As of December 31, 2023, we had net current liabilities of RMB730.5 million (US$102.9 million), and an accumulated deficit of RMB12,315.0 million (US$1,734.5 million). We recorded net operating cash outflows of RMB708.9 million and RMB169.1 million (US$23.8 million) in 2021 and 2023, respectively, and net operating cash inflows of RMB189.0 million in 2022. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Business and Industry—We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”

Taking into account (i) the financial resources available to us, including RMB2,255.3 million (US$317.7 million) in cash and cash equivalents as of December 31, 2023, (ii) total financing facilities of RMB2,904.9 million (US$409.1 million), of which RMB403.7 million (US$56.9 million) were unutilized, as of March 31, 2024, (iii) our good track record of ability to obtain additional financing facilities from both banks and strategic shareholders, evidenced by our historical fund-raising activities, and (iv) our plans to continue to enhance our financial performance, we believe we have sufficient working capital for our present cash requirements and for at least the next 12 months.

The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Operating cash flows before movements in working capital	(283,269)	(333,999)	225,345	31,738
Changes in operating assets and liabilities	(425,600)	522,973	(394,415)	(55,551)
Net cash (used in)/generated from operating activities	(708,869)	188,974	(169,070)	(23,813)
Net cash used in investing activities	(421,623)	(32,865)	(673,186)	(94,816)
Net cash generated from/(used in) financing activities	2,212,487	(1,152,146)	(227,852)	(32,092)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,081,995	(996,037)	(1,070,108)	(150,721)
Cash, cash equivalents and restricted cash at beginning of the year	3,424,674	4,456,621	3,533,726	497,715
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50,048)	73,142	25,863	3,643
Cash, cash equivalents and restricted cash at end of the year	4,456,621	3,533,726	2,489,481	350,637

As of the date of this annual report, our principal sources of liquidity have been cash generated from financing activities.

Operating Activities

Net cash used in operating activities was RMB169.1 million (US$23.8 million) in 2023. The difference between our net loss of RMB2,183.6 million (US$307.6 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB940.5 million (US$132.5 million), related to intangible assets recognized from the acquisition of Camelot, (ii) impairment of long-lived assets of RMB653.7 million (US$92.1 million), and (iii) provision for credit losses of RMB502.2 million (US$70.7 million).

Net cash generated from operating activities was RMB189.0 million in 2022. The difference between our net loss of RMB2,688.4 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB1,157.4 million, related to intangible assets recognized from the acquisition of Camelot, (ii) a decrease in accounts receivable of RMB827.6 million, mainly due to our enhanced collection efforts on accounts receivable, and (iii) an increase in share-based compensation of RMB359.8 million to our employees.

Net cash used in operating activities was RMB708.9 million in 2021. The difference between our net loss of RMB1,591.8 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB855.6 million primarily attributable to our increased property and equipment, (ii) an increase in accounts payable of RMB593.4 million, which was in line with our increased cost of revenues, and (iii) share-based compensation of RMB434.4 million to our employees, partially offset by an increase in accounts receivable of RMB947.8 million primarily due to our overall business growth.

Investing Activities

Net cash used in investing activities was RMB673.2 million (US$94.8 million) in 2023, which was mainly attributable to (i) purchase of property and equipment of RMB1,958.8 million (US$275.9 million) and (ii) purchase of short-term investments of RMB550.2 million (US$77.5 million), partially offset by proceeds from maturities of short-term investments of RMB1,830.5 million (US$257.8 million).

Net cash used in investing activities was RMB32.9 million in 2022, which was mainly attributable to (i) purchase of short-term investments of RMB2,549.5 million and (ii) purchase of property and equipment of RMB1,418.6 million, partially offset by proceeds from maturities of short-term investments of RMB4,043.3 million.

Net cash used in investing activities was RMB421.6 million in 2021, which was mainly attributable to (i) purchase of short-term investments of RMB2,568.3 million and (ii) purchase of property and equipment of RMB723.3 million, partially offset by proceeds from maturities of short-term investments of RMB2,720.2 million.

Financing Activities

Net cash used in financing activities was RMB227.9 million (US$32.1 million) in 2023, which was mainly attributable to (i) repayment of short-term bank loans of RMB963.0 million (US$135.6 million), (ii) repayment of loans due to related parties of RMB742.0 million (US$104.5 million), and (iii) modifications of financial liabilities arising from business combinations of RMB577.8 million (US$81.4 million), partially offset by (i) proceeds from short-term bank loans of RMB1,164.4 million (US$164.0 million), and (ii) proceeds from loans due to related parties of RMB 900.0 million (US$126.8 million).

Net cash used in financing activities was RMB1,152.1 million in 2022, which was mainly attributable to (i) repayment of short-term bank loans of RMB1,375.3 million, and (ii) repayment of loans due to a related party of RMB755.7 million, partially offset by proceeds from short-term bank loans of RMB936.7 million.

Net cash generated from financing activities was RMB2,212.5 million in 2021, which was mainly attributable to (i) proceeds from short-term bank loans of RMB1,540.2 million, (ii) proceeds from loans due to related parties of RMB1,192.5 million, partially offset by repayment of short-term bank loans of RMB496.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures, commitments for the acquisition of equity interests in Camelot and Camelot Technology, repayments of bank loans and loans from related parties, lease obligations, and IDC costs. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB735.4 million, RMB1,437.4 million and RMB1,964.7 million (US$276.7 million), in 2021, 2022 and 2023, respectively. Our purchases of property and equipment were RMB723.3 million, RMB1,418.6 million and RMB1,958.8 million (US$275.9 million), accounting for 98.4%, 98.7% and 99.7% of our capital expenditures in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, and financing activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

As of December 31, 2023, we had short-term bank loans of RMB1,110.9 million (US$156.5 million), with a weighted average interest rate of 3.60%. As of December 31, 2023, we had long-term bank loans of RMB100.0 million (US$14.1 million), with a weighted average interest rate of 4.10%.

As of December 31, 2023, our loans from related parties were RMB903.3 million (US$127.2 million). In 2023, we entered into a loan facility framework agreement with Kingsoft Corporation for an aggregate principal amount of up to RMB1.5 billion (US$211.3 million) bearing a fixed annual interest rate of 3.75% for a loan less than one year, or the higher of (i) the Loan Prime Rate (LPR) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China (PBOC) applicable on the date of drawdown plus 60 basis points (1 basis point = 0.01%) and (ii) a fixed annual interest rate of 4.05% for a loan of more than one year (the “Kingsoft Loan”). As of December 31, 2023, we had outstanding unsecured loans payable to Kingsoft Corporation in the amount of RMB500.0 million (US$70.4 million) with a fixed annual interest rate of 3.75%, which were drawn down from the above-mentioned loan facility. Under the terms of the agreement, we will repay each individual qualified loan, other than drawdown made pursuant to unsecured loan facility, within 18 months since the date of each drawdown and repay all outstanding drawdown amount and interests by December 31, 2025. We also entered into several loan agreements with weighted average interest rates of 6.00% and 6.50% with Xiaomi Group, which are secured by our electronic equipment (the “Xiaomi Loans”). As of December 31, 2023, the current portion and non-current portion of the Xiaomi Loans was RMB363.2 million (US$51.2 million) and RMB40.1 million (US$5.6 million), respectively, which will be repaid within the terms of 12 months and 18 months, respectively.

As of December 31, 2023, our operating lease liabilities were RMB157.0 million (US$22.1 million). Our operating leases mainly related to office space and buildings. As of December 31, 2023, the weighted average remaining lease term was 9.5 years and the weighted average discount rate was 5.88% for our operating leases.

As of December 31, 2023, our financial lease liabilities were RMB354.6 million (US$49.9 million). Our financial leases mainly related to electronic equipment and data center machinery and equipment. As of December 31, 2023, the weighted average remaining lease term was 7.8 years and the weighted average discount rate was 5.84% for our financial leases.

In October 2022, we entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456.0 million (US$66.1 million), of which will be settled in five installments by the end of 2024. As of December 31, 2023, the transaction was completed with outstanding purchase consideration of RMB352.5 million (US$49.6 million).

On May 30, 2023 and August 1, 2023, we entered into two non-cancelable one-year IDC service agreements pursuant to which we have total contractual minimum purchase commitments amounting to RMB1,150.0 million (US$162.0 million). As of December 31, 2023, the remaining purchase commitment is RMB520.0 million (US$73.2 million).

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

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore securities offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business”. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to the consolidated VIEs or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our critical accounting policies.

Goodwill

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

We elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included revenue growth rates for public cloud services, IDC costs, and discount rate. As of December 31, 2023, as the fair value of the Cloud service and solutions reporting unit amounted to RMB8,886 million exceeded its carrying amount by RMB4,111 million or 86.09%, no impairment loss was recognized.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud service and solutions reporting unit as of December 31, 2022 and 2023:

	December 31,	December 31,
	2023	2022
Projected public cloud services revenue growth rates	7.06%-16.16%	3.00%-18.40%
Projected IDC costs as a percentage of public cloud services revenue	46.47%-60.70%	68.12%-76.13%
Discount rate	12.5%	14%

Changes in projected public cloud services revenue growth rates reflect the Group’s renewed business plan to optimize its business mix, by focusing on the development of public cloud services other than CDN services and continuously scaling down the CDN services. Changes in the projected IDC costs as a percentage of public cloud services revenue demonstrate higher margin resulting from improving business mix, and the Group’s proactive cost-control strategies of price negotiation with IDC service providers. Changes in discount rate primarily resulted from adjustments made to the company risk premium.

A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a reasonably possible change in key parameters would not cause the carrying amount of the Cloud service and solutions reporting unit to exceed its fair value. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of our reporting units.

We performed a qualitative assessment for goodwill allocated to the Cloud-based digital solution and services reporting unit, and concluded that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. In consideration of the timing of last quantitative assessment performed, we updated our quantitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit. As of December 31, 2023, as the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB3,159 million exceeded its carrying amount by RMB588 million or 22.88%, no impairment loss was recognized.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud-based digital solutions and service reporting unit as of December 31, 2023:

December 31, 2023
Projected revenue growth rates	8.16%-18.77%
Projected gross margin	22.27%-22.35%
Discount rate	13%

A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a reasonably possible change in the significant assumptions would not cause the carrying amount of the reporting units to exceed their fair value. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of our reporting units.

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

For the year ended December 31, 2022, we performed recoverability tests for our public cloud asset group using the undiscounted cash flows method, and concluded that the long-lived assets were recoverable. As such, we did not recognize any impairments of long-lived assets for the year ended December 31, 2022.

In consideration of the continuous declines in public cloud service revenue as result of our partial scale-down of its CDN services, we performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the year ended December 31, 2023. As the estimated fair value of these assets was below their carrying value, we recognized a total of RMB653.7 million (US$92.1 million) of impairment loss on our long-lived assets for the year ended December 31, 2023. We determined the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used in the discounted cash flows included revenue growth rates for public cloud services, IDC costs, and discount rate.

The discounted cash flows method used in calculating the fair value of the asset group is a widely used valuation model. The following table sets forth the range of significant assumptions used in long-lived assets impairment assessment for the years ended December 31, 2022 and 2023:

	December 31,	December 31,
	2023	2022
Projected public services revenue growth rates	(19.14)%-18.40%	7.00%-18.40%
Projected IDC costs as a percentage of public cloud services revenue	50.46%-76.85%	68.12%-76.13%
Discount rate	12.5%	N/A

Recoverability test will be performed subsequent to December 31, 2023, valuation method is not expected to change.

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	54	Chairman of the Board of Directors
Tao Zou	49	Vice Chairman of the Board of Directors, Acting Chief Executive Officer
Haijian He	42	Director, Chief Financial Officer
Honghua Feng	47	Director
Tao Liu	42	Senior Vice President
Kaiyan Tian	46	Vice President
Yifeng Qian	38	Vice President
Mingto Yu	61	Independent Director
Hang Wang	52	Independent Director
Jingyuan Qu	51	Independent Director

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

Tao Zou is the vice chairman of the Board, a director and our acting chief executive officer. Mr. Zou joined Kingsoft Group in 1998 and has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM) and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also serves as a director of Xunlei Limited (Nasdaq: XNET), from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020. Mr. Zou served as the CEO of Seasun Holdings until January 2018. Mr. Zou graduated from Nankai University in June 1997.

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

Honghua Feng is our director since March 2024. Mr. Feng has served as a general manager of basic technology platform department of Xiaomi Corporation (HKEx: 1810), responsible for the development of platform system software since December 2023. He joined Xiaomi Corporation in 2012 and served successively as the cloud technology director, general manager of the cloud platform department, and general manager of the information technology department from September 2012 to December 2021; and from December 2021 to December 2023, served as a deputy chief of staff, contributing to the formulation of group strategy. Mr. Feng received his master’s degree and bachelor’s degree in Computer Science and Technology from Tsinghua University in the PRC in 2002 and 1999, respectively.

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

Mingto Yu has been an independent director since May 2020. Mr. Yu has served as the vice chairman of Egis Technology Inc. (6462. TWO) from August 2019 to June 2023. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEx: 1810) from October 2011 to November 2012 and at Mediatek Inc. (2454. TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.

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

6.B.Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of US$0.8 million in cash to our executive officers, and we paid an aggregate of US$150 thousand to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

2021 Share Incentive Plan

We adopted a share incentive plan, or the 2021 Share Incentive Plan, on November 15, 2021 and amended on December 20, 2022 with such amendments that took effect immediately upon listing by way of introduction on the Main Board of SEHK (the “Hong Kong Listing”). The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value our company, by linking the personal interests of the members of the Board, employees, and consultants to those of our company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. Under the 2021 Share Incentive Plan (as amended), the maximum aggregate number of ordinary shares available for exercise is 380,528,480. As of March 31, 2024, the number of underlying shares pursuant to the outstanding RSUs granted under the 2021 Share Incentive Plan amounted to 22,076,0361 shares.

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

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2024, the number of underlying shares pursuant to the outstanding share options granted under the 2013 Share Option Scheme amounted to 32,452,355 shares.

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

The 2013 Share Option Scheme shall be valid and effective for a period of ten years from February 27, 2013. As of the date of this annual report, the duration of the 2013 Share Option Scheme has expired but the provisions thereof shall remain in full force and effect to the extent necessary to give effect to the exercise of any options (to the extent not already exercised) granted prior to the termination or otherwise as may be required in accordance with the provisions of this scheme.

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2024, the number of underlying shares pursuant to the outstanding share awards granted under the 2013 Share Award Scheme amounted to 27,455,799 shares.

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

The 2013 Share Award Scheme shall be valid and effective for a period of ten years from February 22, 2013. As of the date of this annual report, the 2013 Share Award Scheme has expired but the provisions thereof shall remain in full force and effect to the extent necessary to give effect to any awarded shares not vested but granted prior to the termination of this scheme or otherwise as may be required in accordance with the provisions of this scheme.

The following table summarizes, as of March 31, 2024, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

ordinary shares
Underlying
	Share-Based	Exercise Price
	Awards Granted	(US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Tao Zou	—	—	—	—
Haijian He	*	nil to 0.86978	various dates from February 8, 2020 to March 22, 2024	various dates from February 8, 2030 to March 22, 2034
Honghua Feng	—	—	—	—
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to March 22, 2024	various dates from February 15, 2026 to March 22, 2034
Kaiyan Tian	*	nil to 0.86978	various dates from April 15, 2018 to March 22, 2024	various dates from April 15, 2028 to March 22, 2034
Yifeng Qian	*	nil to 0.86978	various dates from April 16, 2015 to March 22, 2024	various dates from April 16, 2025 to March 22, 2034
Mingto Yu	—	—	—	—
Hang Wang	—	—	—	—
Jingyuan Qu	—	—	—	—

Note:

*	Less than 1% of our total outstanding shares.

As of March 31, 2024, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 27,436,882 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 236,207,867 outstanding awards.

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

Corporate Governance Committee. Our corporate governance committee consists of Mr. Tao Zou, Mr. Haijian He, Mr. Honghua Feng and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. The corporate governance committee assists the board to exercise its business judgment to act in what they reasonably believe to be in the best interests of the Company and the shareholders, and also to ensure the compliance with the requirements under the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

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

6.D.Employees

We had 10,493 employees as of December 31, 2023, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2023.

	Number of
Function	Employees	Percentage
Research and development	1,243	11.8
Sales and marketing	372	3.5
General and administrative	613	5.8
Solution development and services	8,265	78.8
Total	10,493	100.0

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each of our directors and executive officers;
●	each person known to us to beneficially own more than 5% of our ordinary shares; and
●	each selling shareholder.

The calculations in the table below are based on 3,805,284,801 ordinary shares outstanding as of March 31, 2024.

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

ordinary shares Beneficially Owned
	Number	%**
Directors and Executive Officers:†
Jun Lei(1)	466,161,000	12.3
Tao Zou	*	*
Haijian He	*	*
Honghua Feng	—	—
Tao Liu	*	*
Kaiyan Tian	*	*
Yifeng Qian	*	*
Mingto Yu	—	—
Hang Wang	—	—
Jingyuan Qu	—	—
All directors and executive officers as a group(2)	492,015,776	12.9
Principal Shareholders:
Kingsoft Corporation Limited(3)	1,423,246,584	37.4
Xiaomi Corporation(4)	466,161,000	12.3

Notes:

*Less than 1% of our total outstanding shares.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,805,284,801, being the number of ordinary shares outstanding as of March 31, 2024, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2024.

†The address of our directors and executive officers is Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.

(1)Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.

(2)Including an aggregate of 11,483,766 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2024.

(3)Represent 1,423,246,584 ordinary shares directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is Windward 3, Regatta Ofﬁce Park, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.

(4)

Represent 449,701,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company and 16,460,000 ordinary shares directly held by Green Better Limited, an indirect wholly owned subsidiary of Xiaomi Corporation. The registered office of Xiaomi Corporation is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of March 31, 2024, a total of 117,905,944 ordinary shares are held by two record holders in the United States.

None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Other Transactions with Kingsoft Group

In 2021, 2022 and 2023, we generated public cloud service revenues of RMB156.2 million, RMB187.9 million and RMB217.3million (US$30.6 million), respectively, from Kingsoft Group, representing 1.7%, 2.3% and 3.1% of our total revenues, respectively.

In 2021, 2022 and 2023, we incurred interest expenses for a loan provided by Kingsoft Group of RMB4.1 million, RMB18.4 million and RMB1.0 million (US$0.1 million). In 2021, 2022 and 2023, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB13.3 million, RMB13.9 million and RMB9.2 million (US$1.3 million), respectively.

In 2021, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of RMB500.0 million (US$78.5 million) to us to facilitate our daily operational cash flow needs bearing a fixed annual interest rate of 4.65%. The facility was fully paid in November 2022.

In December 2023, we have entered a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion (US$211.3 million) to us during the period commencing from December 5, 2023 and ending at December 31, 2025. The loan will be used for our capital expenditure on equipment procurement. As of December 31, 2023, we had outstanding interest-bearing loans payable to Kingsoft Corporation in the amount of RMB500.0 million (US$70.4 million) with a fixed annual interest rate of 3.75%, which were drawn down from the above-mentioned loan facility.

As of December 31, 2022 and 2023, we had amounts due from Kingsoft Group of RMB45.4 million and RMB61.9 million (US$8.7million), respectively.

As of December 31, 2022, we had amounts due to Kingsoft Group of RMB43.4 million which mainly represent rental of office space and administrative services from Kingsoft Group. As of December 31, 2023, we had amounts due to Kingsoft Group of RMB535.1 million (US$75.4 million) which mainly represent the loan payables to Kingsoft Group in the amount of RMB500.0 million (US$70.4 million) and rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2021, 2022 and 2023, we generated public cloud service revenues of RMB749.6 million, RMB804.6 million and RMB763.3 million (US$107.5 million), respectively, from Xiaomi, representing 8.3%, 9.8% and 10.8% of our total revenues, respectively. During the same periods, we generated enterprise cloud service revenue of RMB22.9 million, RMB74.6 million and RMB105.0 million (US$14.8 million), respectively, from Xiaomi, representing 0.3%, 0.9% and 1.5% of our total revenue, respectively.

In 2021, 2022 and 2023, we purchased devices from Xiaomi of RMB1.3 million, RMB0.1 million and RMB91 thousand (US$13 thousand), respectively. In 2021, 2022 and 2023, we incurred expenses for rental of a building from Xiaomi of RMB56.5 million, RMB48.8 million and RMB39.7 million (US$5.6 million), respectively.

During 2021 and 2022, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 4.36% and 3.98%, respectively. Under the terms of the agreements, we will repay in fixed quarterly installments over four years. In 2023, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 6.00% and 6.50%, respectively. As of December 31, 2023, the current portion and non-current portion of the Xiaomi Loans was RMB363.2 million (US$51.2 million) and RMB40.1 million (US$5.6 million), respectively, which will be repaid within the terms of 12 months and 18 months, respectively.

As of December 31, 2022 and 2023, we had amounts due from Xiaomi of RMB200.6 million and RMB189.0 million (US$26.6 million), respectively.

As of December 31, 2022, we had amounts due to Xiaomi of RMB797.8 million, which mainly represent RMB753.6 million of loans due to Xiaomi Group. As of December 31, 2023, we had amounts due to Xiaomi of RMB429.8 million (US$60.5 million), which mainly represent RMB403.3 million (US$56.8 million) of loans due to Xiaomi Group. As of December 31, 2023, we had amounts due from other related parties of RMB71.4 million (US$10.1 million), which primarily represent RMB51.8 million (US$7.3 million) of prepayments to an equity method investee for electronic equipment.

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

In addition, the Circular 82 issued by the State Taxation Administration in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to Circular 82, the State Taxation Administration issued the Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of Circular 82. Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe that our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, our Cayman Islands holding company would be subject to 25% enterprise income tax on its worldwide income. Further, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns (or is treated as owning for U.S. federal income tax purposes), directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income.

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2023, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2023. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2024 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2024, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2024 or future taxable years.

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

Distributions (if any) paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on the ADSs to certain non-corporate U.S. Holders may be taxable at the reduced rates applicable to “qualified dividend income” if certain conditions are met, and provided that we are not a PFIC (and with respect to a particular U.S. Holder are not treated as a PFIC) for the taxable year of distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rates on dividends generally and in their particular circumstances.

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

Dividends will be treated as foreign-source income and will constitute passive category income or in certain cases, general category income, for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC income taxes in their particular circumstances.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, as discussed above under “—Taxation of Distributions,” the IRS released notices that provide relief from certain of the regulations’ provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit. If a U.S. Holder is precluded from claiming, or does not elect to claim, a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2022, we had one customer, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2023, we had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2022, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. As of December 31, 2023, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations we perform on our customers and its ongoing monitoring process of outstanding balances.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was appreciation of approximately 2.3% during the year ended December 31, 2021, respectively, and there were depreciation of approximately 8.2% and 2.9% during the year ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Payments by Depositary

In 2023 we received a payment of approximately US$253.6 thousand from The Bank of New York Mellon, the depositary bank for our ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program and ADR insight, and the amount of such fees waived in 2023 was approximately US$100.8 thousand.

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

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

For the period from May 7, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used approximately US$547.5 million of the net proceeds from our initial public offering to invest in upgrading and expanding our infrastructure, to further invest in technology and product development, to fund the expansion of our ecosystem and international presence and to supplement our working capital for general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

For the period from September 23, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we used approximately US$276.3 million of the net proceeds from our public offering. We still intend to use the net proceeds from our public offering for purposes as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

	Year Ended December 31,
Services	2022	2023
	RMB	RMB
	(in thousands)
Audit Fees(1)	28,101	14,030
Audit-Related Fees(2)	200	—
Tax Fees(3)	867	638
Others(4)	1,161	828
Total	30,329	15,496
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting for SEC filings, audit services associated with our registration statements, prospectus supplements, and services related to the Company’s Hong Kong Stock Exchange filings.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4)	“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2023, the professional services were related to service organization controls provided by our principal auditors.

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

ITEM 16.E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 31, 2022, our Board authorized the Company to adopt a share repurchase program, under which we may repurchase up to US$100 million of our ordinary shares in the form of ADSs during a twelve-month period (the “U.S. Share Repurchase Program”). The U.S. Share Repurchase Program has been terminated in December 2022.

At the annual general meeting convened on June 30, 2023, our Shareholders approved by an ordinary resolution to grant a general mandate (the “HK Repurchase Mandate”) to the directors to exercise the powers of the Company to repurchase shares and/or ADSs of the Company representing up to 10% of the total number of the issued shares as at the date of passing of such resolution until (i) the conclusion of our next annual general meeting, or (ii) the date by which our next annual general meeting is required by the Articles or any applicable laws to be held, or (iii) the passing of an ordinary resolution by the Shareholders revoking or varying the authority given to the directors, whichever occurs first.

As of March 31, 2024, we did not repurchase ordinary shares under the HK Repurchase Mandate.

ITEM 16.F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G.CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ordinary shares and the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16.H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16.K. CYBERSECURITY

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is designed to align with industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for regularly conducting data protection impact assessments on information systems, monitoring the information about the security vulnerabilities of our systems, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing data security emergency response plans and adopting remedial measures, and informing the Security and Privacy Committee and our board of directors of material cybersecurity threats and incidents. We also engage third-party security experts for risk assessment and system enhancements. In addition, we provide data security training to our employees regularly.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the Security and Privacy Committee, which is chaired by the Chief Technology Officer and comprises several key management members. The Security and Privacy Committee is responsible for monitoring the implementation of our risk management policies across our company, ensuring that our company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Security and Privacy Committee is also responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of the Security and Privacy Committee, which receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Chief Technology Officer and dedicated personnel are certified and experienced information systems security professionals and information security managers with years of experience. The Security and Privacy Committee regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.”

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

2.4	Description of Registrant’s Securities (incorporated herein by refer to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023

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

4.5

English translation of Exclusive Consultation and Technical Service Agreement dated November 9, 2012, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Kingsoft Cloud Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.6

English translation of Supplemental Loan Agreement dated November 29, 2019, between Beijing Kingsoft Cloud Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.7

English translation of Creditor’s Right Transfer Agreement dated November 9, 2012, among Weiqin Qiu, Jin Wang, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Beijing Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.8

English translation of Equity Pledge Agreement dated June 20, 2014, among Beijing Kingsoft Cloud Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Weiqin Qiu (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.9

English translation of Exclusive Purchase Option Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.10

English translation of Shareholder Voting Right Trust Agreement dated June 20, 2014, as amended and supplemented on November 29, 2019, among Beijing Kingsoft Cloud Technology Co., Ltd., Weiqin Qiu, Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.11

English translation of Amendment to Contractual Arrangement with Zhuhai Kingsoft Cloud Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.12

English translation of Exclusive Consultation and Technical Service Agreement dated August 24, 2022, between Kingsoft Cloud (Beijing) Information Technology Co., Ltd. and Beijing Yunxiang Zhisheng Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.13

English translation of Supplemental Loan Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Tao Zou (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.14

English translation of Equity Pledge Agreement dated August 24, 2022, among Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu and Tao Zou (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

Exhibit Number	Description of Document

4.15

English translation of Exclusive Purchase Option Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Tao Zou and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.16

English translation of Shareholder Voting Right Trust Agreement dated August 24, 2022, among Beijing Yunxiang Zhisheng Technology Co., Ltd., Weiqin Qiu, Tao Zou and Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.17

Ninth Amended and Restated Shareholders Agreement dated December 27, 2019 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, Buddies Team Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.18

Termination Agreement dated April 30, 2020 by and among the Registrant, Kingsoft Cloud Corporation Limited, Kingsoft Cloud INC., Beijing Kingsoft Cloud Technology Co., Ltd., Beijing Yunxiang Zhisheng Technology Co., Ltd., Zhuhai Kingsoft Cloud Technology Co., Ltd., Kingsoft Cloud (Beijing) Information Technology Co., Ltd., Beijing Kingsoft Cloud Network Technology Co., Ltd., Beijing Jinxun Ruibo Network Technology Co., Ltd., Shanghai Ruidian Network Technology Co., Ltd., Nanjing Qianyi Shixun Information Technology Co., Ltd., Suzhou Yunxiang Zhisheng Network Technology Co., Ltd., Hainan Chengmai Yunxiang Zhisheng Network Technology Co., Ltd., Kingsoft Corporation Limited, Autogold Limited, River Jade Holdings Limited, Mr. Hongjiang Zhang, Mr. Yulin Wang, Xiaomi Corporation, TMF Trust (HK) Limited, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Precious Steed Limited, Shunwei Growth III Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, FUTUREX INNOVATION SPC (for the account of and on behalf of Special Opportunity Fund V SP), China Internet Investment Fund and DESIGN TIME LIMITED. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.19

Registration Rights Agreement dated April 7, 2020 by and among the Registrant, Celestial Power Limited, ChinaAMC Special Investment Limited, METAWIT CAPITAL L.P., New Cloud Ltd., Shunwei Growth III Limited, Precious Steed Limited, FUTUREX INNOVATION SPC-Special Opportunity Fund VI SP, FutureX AI Opportunity Fund LP (acting through FutureX Innovation Limited as its general partner), FutureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), Howater Innovation I Limited Partnership, China Internet Investment Fund., DESIGN TIME LIMITED, Xiaomi Corporation and Kingsoft Corporation Limited. (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

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

4.22	2021 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.23

English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Kingsoft Corporation (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on May 2, 2022)

4.24

English translation of Strategic Cooperation and Anti-dilution Framework Agreement with Xiaomi (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on May 2, 2022)

4.25*	English translation of Loan Facility Framework Agreement dated December 4, 2023 with Kingsoft Corporation

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kingsoft Cloud Holdings Limited
By:	/s/ Haijian He
Name:	Haijian He
Title:	Chief Financial Officer and Director

Date: April 30, 2024

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2024 expressed an unqualified opinion thereon.

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

Impairment of Long-Lived Assets
Description of the Matter

As described in Note 8 to the consolidated financial statements, the Company performed a recoverability test and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable. The Company determined the fair value of the asset group using the discounted cash flows method. As the estimated fair value of these assets was below their carrying value, the Company recognized RMB653,670 (US$92,067) impairment loss for the year ended December 31, 2023.

Auditing management’s impairment assessment of long-lived assets required subjective auditor’s judgment due to the estimation uncertainty in determining the fair value of the public cloud asset group. Significant assumptions used included revenue growth rates for the public cloud service revenue, bandwidth and internet data center costs (“IDC costs”) and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used to develop the fair value of public cloud asset group.

To test the Company’s impairment assessment of the long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company’s historical results and business plan, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the future cash flows of the asset group resulting from changes in the assumptions.

Impairment Assessment of Cloud Service and Solutions Reporting Unit’s Goodwill
Description of the Matter

At December 31, 2023, the Company’s goodwill allocated to cloud service and solutions reporting unit was RMB3,651 million. As described in Notes 2 and 10 to the consolidated financial statements, the Company tested goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to cloud service and solutions reporting unit. As a result of the impairment assessment, no impairment losses were recognized for the Company’s goodwill allocated to cloud service and solutions reporting unit during the year ended December 31, 2023.

Auditing management’s impairment assessment of goodwill required subjective auditor’s judgment due to the estimation uncertainty in determining the fair value of the reporting unit. Significant assumptions used included revenue growth rates for public cloud service revenue, IDC costs and discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process of goodwill. For example, we tested the controls over management’s review of the significant assumptions described above used to determine the fair value of the reporting unit.

To test the Company’s impairment assessment of goodwill, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company’s historical results and business plan, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the reporting unit resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 30, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Kingsoft Cloud Holdings Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kingsoft Cloud Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 30, 2024 expressed an unqualified opinion thereon.

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

April 30, 2024

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		3,419,166	2,255,287	317,651
Restricted cash		114,560	234,194	32,986
Accounts receivable, net of allowance for credit losses of RMB47,962 and RMB24,743 (US$3,485) as of December 31, 2022 and 2023, respectively	6	2,402,430	1,529,915	215,484
Short-term investments		1,253,670	—	—
Prepayments and other assets	7	1,612,022	1,812,692	255,312
Amounts due from related parties	19	246,505	266,036	37,470
Total current assets		9,048,353	6,098,124	858,903
Non-current assets:
Property and equipment, net	8	2,132,994	2,186,145	307,912
Intangible assets, net	9	1,008,020	834,478	117,534
Goodwill	10	4,605,724	4,605,724	648,703
Prepayments and other assets	7	21,263	870,781	122,647
Equity investments	2	273,580	259,930	36,610
Amounts due from related parties	19	5,758	56,264	7,925
Operating lease right-of-use assets	11	220,539	158,832	22,371
Total non-current assets		8,267,878	8,972,154	1,263,702
Total assets		17,316,231	15,070,278	2,122,605
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,113,674 and RMB1,646,804 (US$231,947) as of December 31, 2022 and 2023, respectively)		2,301,958	1,805,083	254,241
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB644,858 and RMB1,003,831 (US$141,387) as of December 31, 2022 and 2023, respectively)	12	2,830,826	2,838,085	399,736
Short-term bank loans (including short-term bank loans of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB885,500 and RMB1,110,896 (US$156,466) as of December 31, 2022 and 2023, respectively)	13	909,500	1,110,896	156,466
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	14	51,892	63,961	9,009
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB388,308 and RMB902,154 (US$127,066) as of December 31, 2022 and 2023, respectively)	13, 19	427,727	931,906	131,256
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB87,142 and RMB63,830 (US$8,990) as of December 31, 2022 and 2023, respectively)	11	136,723	78,659	11,079
Total current liabilities		6,658,626	6,828,590	961,787

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2022	2023	2023
		RMB	RMB	US$
Non-current liabilities:
Long-term bank loan (including long-term bank loan of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB100,000 (US$14,085) as of December 31, 2022 and 2023, respectively)	13	—	100,000	14,085
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB413,464 and RMB40,069 (US$5,644) as of December 31, 2022 and 2023, respectively)	13, 19	413,464	40,069	5,644
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2022 and 2023, respectively)	14	167,052	142,565	20,080
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB284,971 and RMB415,367 (US$58,503) as of December 31, 2022 and 2023, respectively)	12	370,531	634,803	89,410
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB90,138 and RMB64,466 (US$9,080) as of December 31, 2022 and 2023, respectively)	11	123,059	78,347	11,035
Total non-current liabilities		1,074,106	995,784	140,254
Total liabilities		7,732,732	7,824,374	1,102,041
Commitments and contingencies	20
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,508,413,941 and 3,562,097,466 shares outstanding as of December 31, 2022 and 2023, respectively)	18	25,062	25,443	3,584
Treasury shares		(208,385)	(208,385)	(29,350)
Additional paid-in capital		18,648,205	18,811,028	2,649,478
Statutory reserves funds		14,700	21,765	3,066
Accumulated deficit		(10,131,636)	(12,315,041)	(1,734,539)
Accumulated other comprehensive income	21	453,074	555,342	78,218
Total Kingsoft Cloud Holdings Limited shareholders’ equity		8,801,020	6,890,152	970,457
Non-controlling interests		782,479	355,752	50,107
Total equity		9,583,499	7,245,904	1,020,564
Total liabilities, non-controlling interests and shareholders’ equity		17,316,231	15,070,278	2,122,605

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues:	5,19
Public cloud services (including related party amounts of RMB905,755, RMB1,043,183 and RMB981,049 (US$138,178) for the years ended December 31, 2021, 2022 and 2023, respectively)		6,159,085	5,360,282	4,381,741	617,155
Enterprise cloud services (including related party amounts of RMB23,695, RMB85,482 and RMB125,857 (US$17,726) for the years ended December 31, 2021, 2022 and 2023, respectively)		2,897,817	2,816,976	2,663,993	375,216
Others (including related party amounts of RMB74, RMB nil and RMB436 (US$61) for the years ended December 31, 2021, 2022 and 2023, respectively)		3,882	2,849	1,727	243
Total revenues		9,060,784	8,180,107	7,047,461	992,614
Cost of revenues (including related party amounts of RMB980, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2021, 2022 and 2023, respectively)	19	(8,709,496)	(7,750,569)	(6,197,292)	(872,870)
Gross profit		351,288	429,538	850,169	119,744
Operating expenses:
Selling and marketing expenses		(518,167)	(560,059)	(460,221)	(64,821)
General and administrative expenses		(601,702)	(1,149,677)	(1,060,022)	(149,301)
Research and development expenses		(1,043,811)	(971,216)	(784,807)	(110,538)
Impairment of long-lived assets		—	—	(653,670)	(92,067)
Total operating expenses		(2,163,680)	(2,680,952)	(2,958,720)	(416,727)
Operating loss		(1,812,392)	(2,251,414)	(2,108,551)	(296,983)
Interest income		71,942	80,743	78,410	11,044
Interest expense		(52,040)	(137,812)	(146,026)	(20,567)
Foreign exchange gain (loss)		37,822	(334,629)	(57,211)	(8,058)
Other gain (loss), net	5	83,606	(43,810)	(32,673)	(4,602)
Other income, net	5	95,047	23,007	100,363	14,136
Loss before income taxes		(1,576,015)	(2,663,915)	(2,165,688)	(305,030)
Income tax expense	14	(15,741)	(24,473)	(17,959)	(2,529)
Net loss		(1,591,756)	(2,688,388)	(2,183,647)	(307,559)
Less: net loss attributable to non-controlling interests		(3,044)	(30,204)	(7,307)	(1,029)
Net loss attributable to Kingsoft Cloud Holdings Limited		(1,588,712)	(2,658,184)	(2,176,340)	(306,530)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	17	(0.46)	(0.73)	(0.61)	(0.09)
Shares used in the net loss per share computation:
Basic and diluted	17	3,441,729,444	3,623,838,985	3,558,354,940	3,558,354,940
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments		(139,575)	660,697	102,241	14,400
Comprehensive loss		(1,731,331)	(2,027,691)	(2,081,406)	(293,159)
Less: Comprehensive loss attributable to non-controlling interests		(3,177)	(30,463)	(7,334)	(1,033)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(1,728,154)	(1,997,228)	(2,074,072)	(292,126)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

							Total Kingsoft
				Accumulated			Cloud Holdings
	Ordinary shares		Additional	other	Statutory		Limited	Non-	Total
	Number of		paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	capital	loss	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	3,339,618,633	22,801	14,149,984	(68,440)	—	(5,864,356)	8,239,989	61	8,240,050
Adoption of ASC 326	—	—	—	—	—	(5,684)	(5,684)	—	(5,684)
Net loss for the year	—	—	—	—	—	(1,588,712)	(1,588,712)	(3,044)	(1,591,756)
Appropriation to statutory reserves	—	—	—	—	7,723	(7,723)	—	—	—
Business acquisition	247,475,446	1,598	3,615,485	—	—	—	3,617,083	891,590	4,508,673
Other comprehensive loss	—	—	—	(139,442)	—	—	(139,442)	(133)	(139,575)
Share-based compensation (Note 15)	—	—	434,350	—	—	—	434,350	—	434,350
Exercise and vesting of share-based awards (Note 15)	59,287,761	383	45,982	—	—	—	46,365	—	46,365
Balance as of December 31, 2021	3,646,381,840	24,782	18,245,801	(207,882)	7,723	(7,466,475)	10,603,949	888,474	11,492,423

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other			Limited		Total
	Number of		Treasury	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	shares	capital	income (loss)	reserves funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	3,646,381,840	24,782	—	18,245,801	(207,882)	7,723	(7,466,475)	10,603,949	888,474	11,492,423
Net loss for the year	—	—	—	—	—	—	(2,658,184)	(2,658,184)	(30,204)	(2,688,388)
Other comprehensive income (loss)	—	—	—	—	660,956	—	—	660,956	(259)	660,697
Appropriation to statutory reserves	—	—	—	—	—	6,977	(6,977)	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	2,143	2,143
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(9,136)	(9,136)
Share-based compensation (Note 15)	—	—	—	392,291	—	—	—	392,291	(68,539)	323,752
Exercise and vesting of share-based awards (Note 15)	45,933,211	280	—	10,113	—	—	—	10,393	—	10,393
Repurchase of ordinary shares	(183,901,110)	—	(208,385)	—	—	—	—	(208,385)	—	(208,385)
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other			Limited		Total
	Number of		Treasury	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	shares	capital	income	reserves funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499
Net loss for the year	—	—	—	—	—	—	(2,176,340)	(2,176,340)	(7,307)	(2,183,647)
Other comprehensive income (loss)	—	—	—	—	102,268	—	—	102,268	(27)	102,241
Appropriation to statutory reserves	—	—	—	—	—	7,065	(7,065)	—	—	—
Disposal of a subsidiary	—	—	—	—	—	—	—	—	437	437
Share-based compensation (Note 15)	—	—	—	175,557	—	—	—	175,557	6,088	181,645
Exercise and vesting of share-based awards (Note 15)	53,683,525	381	—	10,802	—	—	—	11,183	—	11,183
Acquisition of non-controlling interests (Note 4)	—	—	—	(23,536)	—	—	—	(23,536)	(425,918)	(449,454)
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Balance as of December 31, 2023, in US$	3,562,097,466	3,584	(29,350)	2,649,478	78,218	3,066	(1,734,539)	970,457	50,107	1,020,564
*

As of December 31, 2021, 2022 and 2023, 158,902,970, 112,969,750 and 59,286,225 ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,591,756)	(2,688,388)	(2,183,647)	(307,559)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:
Depreciation and amortization	855,604	1,157,424	940,482	132,464
Share-based compensation	434,350	359,835	181,645	25,584
Provision for credit losses	112,013	346,867	502,185	70,730
(Gain) loss from disposal of property and equipment	(5,814)	28,788	22,996	3,239
Changes in fair value of equity investments	(82,492)	354	10,780	1,518
Gain on disposal of equity investments	(10,363)	—	(100)	(14)
Impairment of equity investments	—	14,940	13,582	1,913
Changes in fair value of purchase consideration of a business acquisition	9,249	28,516	14,433	2,033
Gain on disposal of a subsidiary	—	—	(6,022)	(848)
Changes in fair value of purchase contingent consideration of a business acquisition	(7,034)	—	—	—
Impairment of contract costs	—	7,270	—	—
Impairment of long-lived assets	—	—	653,670	92,067
Issuance costs expensed for offerings	—	38,872	—	—
Foreign exchange (gain) loss	(37,822)	334,629	57,211	8,058
Deferred income tax	(11,852)	(35,195)	(24,487)	(3,449)
Non-cash operating lease expense	52,648	72,244	42,617	6,002
Changes in operating assets and liabilities:
Accounts receivable	(947,790)	827,589	375,242	52,852
Prepayments and other assets	30,883	132,639	(216,303)	(30,465)
Amounts due from related parties	(2,075)	(39,581)	(13,007)	(1,832)
Accounts payable	593,410	(585,424)	(621,327)	(87,512)
Accrued expenses and other liabilities	(91,018)	251,751	183,381	25,829
Operating lease liabilities	(31,791)	(43,701)	(37,401)	(5,268)
Amounts due to related parties	2,064	(15,192)	(73,522)	(10,355)
Income tax payable	20,717	(5,263)	8,522	1,200
Net cash (used in) generated from operating activities	(708,869)	188,974	(169,070)	(23,813)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases and prepayments of property and equipment		(723,285)	(1,418,634)	(1,958,759)	(275,886)
Disposal of property and equipment		8,319	34,635	12,310	1,734
Purchases of intangible assets		(12,106)	(18,774)	(5,979)	(842)
Purchases of short-term investments		(2,568,325)	(2,549,508)	(550,151)	(77,487)
Proceeds from maturities of short-term investments		2,720,186	4,043,262	1,830,492	257,819
Acquisition of equity investments		(52,493)	(63,356)	(12,070)	(1,700)
Disposal of equity investments		63,476	—	2,647	373
Acquisition of business, net of cash acquired		139,350	(157,484)	—	—
Asset-related government grants received		3,255	99,571	4,372	616
Disposal of a subsidiary		—	(2,577)	3,952	557
Net cash used in investing activities		(421,623)	(32,865)	(673,186)	(94,816)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term bank loan		(74,351)	—	—	—
Proceeds from long-term bank loan		—	—	100,000	14,085
Repayments of short-term bank loans		(496,707)	(1,375,325)	(963,000)	(135,636)
Proceeds from short-term bank loans		1,540,166	936,658	1,164,396	164,002
Settlement of share-based awards	15	—	(43,981)	—	—
Acquisition of non-controlling interests	4	—	—	(100,000)	(14,085)
Principal repayments of financing leases		—	—	(13,308)	(1,874)
Payments of offering costs		—	(25,338)	—	—
Settlements and modifications of financial liabilities arising from business combinations		—	—	(577,809)	(81,383)
Capital contribution from non-controlling interests		—	2,143	—	—
Proceeds from loans due to related parties		1,192,455	300,000	900,000	126,763
Repayments of loans due to related parties		—	(755,719)	(741,978)	(104,506)
Proceeds from exercise of options		50,924	17,801	3,847	542
Repurchases of ordinary shares		—	(208,385)	—	—
Net cash generated from (used in) financing activities		2,212,487	(1,152,146)	(227,852)	(32,092)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		(50,048)	73,142	25,863	3,643
Net increase (decrease) in cash, cash equivalents, and restricted cash		1,081,995	(996,037)	(1,070,108)	(150,721)
Cash, cash equivalents, and restricted cash at beginning of year		3,424,674	4,456,621	3,533,726	497,715
Cash, cash equivalents, and restricted cash at end of year		4,456,621	3,533,726	2,489,481	350,637

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Restricted cash		239,093	114,560	234,194	32,986
Income taxes paid		6,874	64,932	33,923	4,778
Interest expense paid		45,844	130,322	96,730	13,624
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	12	759,391	120,530	458,978	64,646
Purchase consideration included in accrued expenses and other liabilities	12	1,328,508	1,208,985	678,732	95,597
Consideration for acquisition of non-controlling interests included in accrued expenses and other liabilities	4	—	—	352,483	49,646
Offering costs included in accrued expenses and other liabilities		—	13,534	—	—
Non-cash acquisition of business	4	3,617,083	—	—	—

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

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of equity
	Place of	Issued	Date of	interest
	establishment	ordinary/registered	establishment/	attributable to
Name	and operations	share capital	acquisition	the Company		Principal activities
				Direct (%)	Indirect (%)
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	HK$2 million	February 1, 2012	100	—	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”) *	Mainland China	RMB910,000	April 9, 2012	—	100	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”) *	Mainland China	RMB1,390,000	December 15, 2015	—	100	Research and development
Camelot Technology Co., Ltd. (“Camelot Technology”) **	Mainland China	RMB250,000	September 3, 2021	—	92.23	Enterprise digital solutions and related services
Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd. **	Mainland China	RMB2,844,252	August 4, 2022	—	100	Cloud services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”) **	Mainland China	RMB11,080	November 9, 2012	Nil	—	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”) **	Mainland China	RMB10,000	April 13, 2018	Nil	—	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”) **	Mainland China	RMB200,000	November 9, 2012	—	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”) **	Mainland China	RMB10,000	December 17, 2015	—	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd. **	Mainland China	RMB15,000	March 31, 2016	—	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd. **	Mainland China	RMB100,000	December 26, 2017	—	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd. **	Mainland China	RMB100,000	May 30, 2019	—	Nil	Cloud services
Qingyang Kingsoft Cloud Data Information Technology Co., Ltd.**	Mainland China	RMB20,000	March 9, 2021	—	Nil	Cloud services
*	These companies are registered as wholly foreign-owned enterprises and limited liability enterprises under the law of mainland China.
**	These companies are registered as limited liability enterprises under the law of mainland China.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

To comply with laws and regulations of mainland China which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in mainland China through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by mainland China shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under laws of mainland China. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable laws of mainland China or either RMB0.001 or the loan amount, whichever is higher. Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under laws of mainland China. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

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

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable laws and regulations of mainland China, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or their Nominee Shareholders do not have sufficient funds or are unable to repay.

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

However, uncertainties in mainland China legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations of mainland China and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,231,226	900,262	126,799
Restricted cash	107,840	89,981	12,674
Accounts receivable, net of allowance for credit losses of RMB32,413 and RMB20,606 (US$2,902) as of December 31, 2022 and 2023, respectively	2,032,260	1,127,936	158,866
Prepayments and other assets	927,040	1,067,695	150,382
Amounts due from related parties	216,346	182,484	25,702
Amounts due from subsidiaries of the Group	2,538,670	1,292,182	182,000
Total current assets	7,053,382	4,660,540	656,423
Non-current assets:
Property and equipment, net	1,978,937	2,053,109	289,174
Intangible assets, net	83,393	61,604	8,677
Prepayments and other assets	20,257	870,630	122,626
Goodwill	48,814	48,815	6,875
Equity investments	179,697	166,114	23,397
Amounts due from related parties	4,712	56,036	7,893
Operating lease right-of-use assets	147,719	125,804	17,719
Total non-current assets	2,463,529	3,382,112	476,361
Total assets	9,516,911	8,042,652	1,132,784
Current liabilities:
Accounts payable	2,113,674	1,646,804	231,947
Accrued expenses and other liabilities	644,858	1,003,831	141,387
Short-term bank loans	885,500	1,110,896	156,466
Amounts due to related parties	388,308	902,154	127,066
Current operating lease liabilities	87,142	63,830	8,990
Amounts due to subsidiaries of the Group	3,854,844	4,157,542	585,578
Total current liabilities	7,974,326	8,885,057	1,251,434
Non-current liabilities:
Long-term bank loan	—	100,000	14,085
Other liabilities	284,971	415,367	58,503
Non-current operating lease liabilities	90,138	64,466	9,080
Amounts due to related parties	413,464	40,069	5,644
Amounts due to subsidiaries of the Group	7,206,545	7,023,253	989,204
Total non-current liabilities	7,995,118	7,643,155	1,076,516
Total liabilities	15,969,444	16,528,212	2,327,950

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues	7,972,143	5,571,837	4,599,721	647,857
Net loss	(1,556,904)	(2,211,057)	(2,110,022)	(297,190)
Net cash used in operating activities	(958,748)	(144,977)	(286,575)	(40,363)
Net cash used in investing activities	(843,586)	(1,167,374)	(1,833,636)	(258,262)
Net cash generated from financing activities	2,612,563	567,592	1,809,799	254,905

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 88.0%, 68.1% and 65.3% of the Group’s consolidated revenue for the years ended December 31, 2021, 2022 and 2023, respectively, after elimination of inter-entity transactions.

As of December 31, 2022 and 2023, except for RMB585,005 and RMB421,901 (US$59,424) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group (Note 13 and Note 19), and RMB14,695 and RMB23,091 (US$3,252) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIEs, and the subsidiaries of the VIEs for which the Company is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

Going concern consideration

The Group’s consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going concern consideration (Continued)

As of December 31, 2023, the Group had an accumulated deficit and net current liabilities of RMB12,315,041 (US$1,734,539) and RMB730,466 (US$102,884), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as bank loans and related party loans.

In view of such circumstance, management has given careful consideration to the liquidity of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2023, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB2,489,481 (US$350,637). In addition, the Group had existing credit facilities available from Kingsoft Corporation Limited, Xiaomi Corporation and its subsidiaries, and banks.

Based on above, management believes that it is appropriate to prepare the Group’s consolidated financial statements using the going concern basis. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

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

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the Company’s subsidiaries located in the U.S. is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries and the VIEs and VIEs’ subsidiaries located in mainland China is Renminbi (“RMB”). The functional currencies of the Company’s subsidiaries located in Japan and Hong Kong are Japanese Yen (“Yen”) and Hong Kong dollars (“HK$”), respectively.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 per US$1.00 on December 31, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

As of December 31, 2022 and 2023, a majority of the Group’s cash and cash equivalents were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands.

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

For the year ended December 31, 2023, there have been the following cash transfers between the Company, the Company's subsidiaries, the Company’s VIEs and their subsidiaries:

-	The Company and its subsidiaries made capital contribution amounted to RMB1,347,145 (US$189,741) to the WFOE.
-	The Company and its subsidiaries provided loans amounted to RMB1,415,327 (US$199,345) to the VIEs and their subsidiaries, and the VIEs and their subsidiaries provided loans amounted to RMB2,000 (US$282) to the Company and its subsidiaries.
-	The Company and its subsidiaries transferred RMB370,511 (US$52,185) to the VIEs and their subsidiaries as initial payment for certain fixed assets purchased from the VIEs and their subsidiaries.
-	The VIEs and their subsidiaries transferred RMB32,308 (US$4,550) to the Company’s subsidiaries in mainland China, and the Company’s subsidiaries in mainland China transferred RMB11,508 (US$1,621) to the VIEs and their subsidiaries, respectively, for services provided.

There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the year ended December 31, 2023. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted cash

As of December 31, 2022, substantially all of the Group’s restricted cash was held by financial institutions located in mainland China, and mainly represents cash secured for certain payables to suppliers. As of December 31, 2023, substantially all of the Group’s restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain bank loans and certain payables to suppliers.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed rates with original maturities of greater than three months, but less than 12 months. As of December 31, 2022, all of the Group’s short-term investments were held by financial institutions located in mainland China and Hong Kong.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling interests

A non-controlling interest is recognized to reflect the portion of subsidiaries’ equity which is not attributable, directly or indirectly, to the Group. Consolidated net loss on the consolidated statements of comprehensive loss includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as ”non-controlling interests” in the Group’s consolidated balance sheets.

Business combinations

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The acquisition method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Group acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The Group also evaluates all contingent consideration arrangements to determine if the arrangements are compensatory in nature. If the Group determines that a contingent consideration arrangement is compensatory, the arrangement would be accounted for outside of the business combination and recorded as compensation expense in the post-acquisition financial statements of the combined entity. The costs directly attributable to the acquisition are expensed as incurred. Contingent consideration, if any, is measured at fair value initially on the acquisition date as well as subsequently at the end of each reporting period until the assessment period is over and it is finally settled. Identifiable assets, liabilities and contingent liabilities acquired or assumed other than contract assets and contract liabilities from revenue contracts are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. Acquired contract assets and contract liabilities from contracts with customers are recognized and measured consistently with how they were recognized and measured in the acquiree’s financial statements. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of comprehensive loss.

Equity investments

a)	Equity investments with readily determinable fair value

Equity investments with readily determinable fair value, except for those accounted for under the equity method and those that result in consolidation of the investee, are measured at fair value, and any changes in fair value are recognized in the consolidated statements of comprehensive loss.

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange for a cash consideration of RMB63,356. The fair value of the equity interests was RMB44,808 and RMB30,273 (US$4,264) as of December 31, 2022 and 2023, respectively, and unrealized losses for the equity investments with readily determinable fair value totaling RMB22,683 and RMB12,469 (US$1,756) were recorded in “Other gain (loss), net” on the consolidated statement of comprehensive loss for the years ended December 31, 2022 and 2023, respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

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

The Group makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in the statements of comprehensive loss equal to the difference between the carrying value and fair value.

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

The Group recognized RMB82,492, RMB22,452 and RMB nil (US$ nil) of unrealized gains (upward adjustments), RMB nil, RMB nil and RMB nil (US$ nil) of unrealized losses (downward adjustments), and RMB nil, RMB14,940 and RMB13,582 (US$1,913) of unrealized losses (impairment), in other gain (loss), net on the consolidated statements of comprehensive loss for the years ended December 31, 2021,2022 and 2023, respectively.

c)	Equity method investments

The Group’s investment in common stock or in-substance common stock in entity in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of equity investee’s profit or loss in “other gain (loss), net” on the consolidated statements of comprehensive loss. The Group evaluates the equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized when the decline in value is determined to be other-than-temporary.

In April 2023, the Group obtained 49% equity interests in an equity investment for a total cash consideration of RMB12,070 (US$1,700). The Group can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

The total carrying value of equity investments held were as follows:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Equity investments without readily determinable fair value:
Initial cost basis	114,256	124,196	124,196	17,493
Cumulative unrealized gains	96,793	119,245	119,245	16,795
Cumulative unrealized losses (including impairment)	—	(14,940)	(28,522)	(4,017)
Foreign currency translation	(3,883)	271	979	138
	207,166	228,772	215,898	30,409
Equity investment with readily determinable fair value:
Initial cost basis	—	63,356	42,437	5,977
Cumulative unrealized losses	—	(22,683)	(12,469)	(1,756)
Realized gain on equity investments sold	—	—	100	14
Foreign currency translation	—	4,135	205	29
	—	44,808	30,273	4,264
Equity method investment
Initial cost basis	—	—	12,070	1,700
Share of profit from equity method investment	—	—	1,689	237
	—	—	13,759	1,937
Total carrying value	207,166	273,580	259,930	36,610

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets, equity investments, accounts payable, purchase consideration payable, payables for acquisitions of non-controlling interests, certain other liabilities, amounts due from and due to related parties and short-term bank loans. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the alternative measurement. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the bank loans approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

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

a)	Assets and liabilities measured at fair value on a recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	losses
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2022
Purchase consideration payable	(1,208,985)	—	(1,208,985)	—	(28,516)
Equity investments with readily determinable fair value	44,808	44,808	—	—	(22,683)
As of December 31, 2023
Purchase consideration payable	(678,732)	—	(678,732)	—	(14,433)
Equity investments with readily determinable fair value	30,273	30,273	—	—	(12,469)

b)	Assets and liabilities measured at fair value on a non-recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	gains
		(Level 1)	(Level 2)	(Level 3)	(losses)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2022
Equity investments accounted for using measurement alternative	228,772	—	—	228,772	22,452
As of December 31, 2023
Equity investments accounted for using measurement alternative	215,898	—	—	215,898	—
Long-lived assets in public cloud asset group (Note 8)	3,026,228	—	—	3,026,228	(653,670)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (continued)

b)	Assets and liabilities measured at fair value on a non-recurring basis (Continued)

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

Refer to Note 8 for the non-recurring fair value measurements to long-lived assets.

Accounts receivable and contract assets, net

The Group maintains an allowance for credit losses in accordance with ASC 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive loss. The Group assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

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

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net (Continued)

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2022 and 2023, the Group did not have any intangible assets with indefinite lives.

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall (“ASC 280”), the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for purposes of internal reporting. A majority of the Group’s revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2022 and 2023, the Group had two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

The Group assesses goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group also considers the last quantitative assessment completed. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

Revenue recognition

The Group applies the five-step model outlined in ASC 606, Revenue from Contracts with Customers (“ASC 606”), and accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in “accrued expenses and other liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date and are reflected in “prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

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

Cost of revenue

Cost of revenues primarily includes bandwidth and internet data center costs (“IDC costs”), depreciation expense of electronic equipment, data center machinery and equipment, salaries and benefits for employees directly involved in revenue generation activities, and other expenses directly attributable to the provision of services.

Research and development

Research and development expenses primarily consist of payroll and related expenses for employees and third-party service provider costs in the development for new products and services and enhancement of the Group’s service offerings. The Group expenses research and development costs as they are incurred.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2021, 2022 and 2023, the advertising expenses were RMB24,070, RMB9,512 and RMB9,114 (US$1,284), respectively.

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

Share-based compensation (Continued)

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elected to account for forfeitures as they occur. The Group, with the assistance of an independent third-party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees.

A change in the terms or conditions of share options is accounted for as a modification of share-based awards. The Group calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, the Group recognizes incremental compensation cost in the period the modification occurred. For unvested share-based awards, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. Cancellation of an award accompanied by the concurrent grant of (or offer to grant) a replacement award is accounted for as a modification of the terms of the cancelled award.

Treasury shares

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. Treasury shares are accounted for under the cost method. Under this method, repurchase of ordinary shares was recorded as treasury shares at historical purchase price.

Loss per share

In accordance with ASC 260, Earnings Per Share (“ASC 260”), basic loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

For the years ended December 31, 2021, 2022 and 2023, ordinary share equivalents consist of ordinary shares issuable upon the exercise of share options and vesting of awarded shares. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

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

The Group recorded employee benefit expenses of RMB310,126, RMB431,929 and RMB389,146 (US$54,810) for the years ended December 31, 2021, 2022 and 2023, respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. Public entities with a single reportable segment have to provide all the disclosures required by ASC topic 280, including the significant segment expense disclosures. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Group is currently evaluating the provisions of ASU 2023-07 and expects to adopt it for the year ending December 31, 2024 .

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures (“ASU 2023-09”), amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. ASU 2023-09 is effective for the Group for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Group is currently evaluating the ASU to determine its impact on our income tax disclosures and expects to adopt it for the year ending December 31, 2025.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2022, the Group had one customer, with receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2023, the Group had two customers accounted for more than 10% of the total accounts receivable balances. As of December 31, 2022 and 2023, the Group had two customers with contracts asset balances exceeding 10% of the total contract assets balances, respectively. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in mainland China.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (Continued)

Business, customer, political, social and economic risks (Continued)

Revenue from two customers accounted for 22% and 13%, respectively, of total revenues during the year ended December 31, 2021. Revenue from two customers accounted for 20% and 11%, respectively, of total revenues during the year ended December 31, 2022. Revenue from two customers accounted for 15% and 12%, respectively, of total revenues during the year ended December 31, 2023.

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the mainland China government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in mainland China foreign exchange trading system market.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 2.3% during the year ended December 31, 2021, and depreciations of approximately 8.2% and 2.9% during the years ended December 31, 2022 and 2023, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The total cash purchase consideration was RMB126,400 (US$19,835). The Group recognized RMB586 (US$92) of net assets acquired excluding intangible assets, RMB77,000 (US$12,083) of intangible assets which comprised of technology, trademark and domain name, and RMB48,814 (US$7,660) of goodwill resulted from the acquisition. Goodwill recognized represents the expected synergies from integrating Shenzhen Yunfan with the Group’s existing cloud business and is not deductible for tax purposes.

Acquisition of Beijing Yunshu

In April 2021, the Group completed the acquisition of 86.21% equity interest in Beijing Yunshu, which the Group expected to enhance the Group’s public cloud services. The total cash purchase price was RMB7,034 (US$1,104) contingent consideration. The results of Beijing Yunshu’s operations were included in the Group’s consolidated financial statements since April 2021 until Beijing Yunshu was deconsolidated in February 2022.

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

Acquisition of Camelot (Continued)

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

In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000 (US$66,114). In April 2023, the Company paid RMB100,000 (US14,085) of the first installment of the consideration, and completed the acquisition of non-controlling interests in accordance with the share purchase agreements. The remaining purchase consideration installments will be settled by October 31, 2024.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.	REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Public cloud services recognized over time	6,159,085	5,360,282	4,381,741	617,155
Enterprise cloud services:
Recognized at a point in time	2,159,869	711,466	580,741	81,796
Recognized over time	737,948	2,105,510	2,083,252	293,420
	2,897,817	2,816,976	2,663,993	375,216
Others:
Recognized at a point in time	1,208	—	—	—
Recognized over time	2,674	2,849	1,727	243
	3,882	2,849	1,727	243
	9,060,784	8,180,107	7,047,461	992,614

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2023 are related to enterprise cloud services and others, which are as follows:

	RMB	US$
Within one year	18,196	2,563
More than one year	48,982	6,899
Total	67,178	9,462

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	112,221	192,428	233,143	32,837

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

5.REVENUES, OTHER GAIN (LOSS), NET AND OTHER INCOME, NET (Continued)

The following table presents the Group’s other gain (loss), net:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Gross unrealized gain on equity investments held	82,492	22,452	1,689	237
Gross unrealized loss (including impairment) on equity investments held	—	(37,623)	(26,051)	(3,668)
Net realized gain (loss) on equity investments sold	10,363	(123)	100	14
Gain on disposal of a subsidiary	—	—	6,022	848
Changes in fair value of purchase consideration in a business acquisition	(9,249)	(28,516)	(14,433)	(2,033)
	83,606	(43,810)	(32,673)	(4,602)

The following table presents the Group’s other income, net:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Government grants*	100,759	56,867	114,282	16,096
Income from ADS Reimbursement (Note 12)	9,967	10,386	12,696	1,788
Value added tax transferred out	(23,721)	(32,766)	(37,237)	(5,245)
Gain on disposal of property and equipment	7,107	156	(451)	(64)
Others	935	(11,636)	11,073	1,561
	95,047	23,007	100,363	14,136
*	Government grants primarily included grants for rental expenses and interests paid for bank loans, and deductions or refund of other taxes.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	ACCOUNTS RECEIVABLE, NET

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	2,450,392	1,554,658	218,969
Allowance for credit losses	(47,962)	(24,743)	(3,485)
Accounts receivable, net	2,402,430	1,529,915	215,484

The movements of the allowance for credit losses were as follows:

	As at December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of the year	15,770	32,265	47,962	6,755
Adoption of ASC 326*	5,684	—	—	—
Provision for expected credit losses	121,731	323,848	550,891	77,592
Write-offs charged against the allowance for credit losses**	(101,202)	(273,286)	(497,391)	(70,056)
Recoveries during the year	(9,718)	(34,865)	(76,719)	(10,806)
Balance at end of the year	32,265	47,962	24,743	3,485
*

On January 1, 2021, the Group adopted ASC 326 using a modified retrospective approach and did not restate the comparable prior periods, which resulted in a cumulative effect to increase the opening balance of accumulated deficit on January 1, 2021 by RMB5,684.

**

The increase in write-offs charged against the allowance for credit losses was mainly due to the deterioration of third-party customers’ financial condition resulted from their worsening business operation impacted by economic conditions.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	194,796	269,743	37,993
Contract costs*	133,084	157,011	22,115
Contract assets, net**	488,226	543,083	76,492
VAT prepayments	678,847	749,718	105,596
Interest receivable	21,955	1,416	199
Individual income tax receivable*** (Note 12)	3,742	11,027	1,553
Others	91,372	80,694	11,364
	1,612,022	1,812,692	255,312
Non-current portion:
Prepayments for electronic equipment****	19,211	860,636	121,218
Others	2,052	10,145	1,429
	21,263	870,781	122,647
*

The amount represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**

The amount represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The increase in contract assets as of December 31, 2023 as compared to the year ended December 31, 2022 is a result of slowdown in the billing process. The allowance for credit losses on contract assets were RMB21,453 and RMB40,168 (US$5,658) as of December 31, 2022 and 2023, respectively. The amounts charged to expenses for credit losses on contract assets were RMB19,862 and RMB19,183 (US$2,702), and write-offs charged against the allowance were RMB nil and RMB468 (US$66) for the years ended December 31, 2022 and 2023, respectively.

***	The amount represents amounts due from certain employees related to their individual income taxes (“IIT”) arising from exercise and vesting of share-based awards.

****The increase in prepayments for electronic equipment was mainly for the purchase of computing power equipment.

Except disclosed separately, the expected credit loss rate and the loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2022 and 2023.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Electronic equipment	5,421,548	5,484,660	772,498
Office equipment and fixtures	15,376	11,207	1,578
Data center machinery and equipment	319,652	315,086	44,379
Building	161,428	128,793	18,140
Construction in progress	3,459	335,162	47,206
	5,921,463	6,274,908	883,801
Less: accumulated depreciation	(3,788,469)	(4,088,763)	(575,889)
Property and equipment, net	2,132,994	2,186,145	307,912

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 was RMB783,305, RMB983,509 and RMB760,023 (US$107,047), respectively.

For the year ended December 31, 2022, the Group performed recoverability tests using the undiscounted cash flows method, and concluded that the long-lived assets were recoverable. As such, the Group did not recognize any impairments of long-lived assets for the year ended December 31, 2022.

In consideration of the continuous declines in public cloud service revenue as result of the Group’s partial scale-down of its content delivery network (“CDN”) services, the Group performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the year ended December 31, 2023. As the estimated fair value of these assets was below their carrying value, the Group recognized a total of RMB653,670 (US$92,067) of impairment loss on its long-lived assets for the year ended December 31, 2023. The Group determines the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used in the discounted cash flows included revenue growth rates for public cloud services, IDC costs, and discount rate, all of which were classified as level 3 inputs under the fair value hierarchy.

The Group performed a recoverability test for the public cloud asset group as of December 31, 2023, and no further impairment is considered necessary.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Customer relationships	620,500	621,159	87,488
Patents and technologies	60,900	60,900	8,578
Trademarks and domain names	497,939	497,968	70,137
Software and copyrights	88,502	82,168	11,573
Others	3,707	4,134	582
	1,271,548	1,266,329	178,358
Less: accumulated amortization
Customer relationships	(130,701)	(228,561)	(32,192)
Patents and technologies	(17,763)	(27,913)	(3,931)
Trademarks and domain names	(70,494)	(120,281)	(16,941)
Software and copyrights	(41,286)	(51,459)	(7,248)
Others	(3,284)	(3,637)	(512)
	(263,528)	(431,851)	(60,824)
Intangible assets, net	1,008,020	834,478	117,534

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 was RMB72,299, RMB173,915 and RMB180,459 (US$25,417), respectively. As of December 31, 2023, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2024	171,738	24,189
2025	167,084	23,533
2026	163,407	23,015
2027	150,206	21,156
2028 and thereafter	182,043	25,641
Total	834,478	117,534

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	GOODWILL

The Group’s goodwill was recognized from the business acquisitions in 2021. The changes in the carrying amount of goodwill were as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2021	3,669,031	956,084	4,625,115
Disposal of a subsidiary	(15,268)	—	(15,268)
Adjustments to fair values of preliminary purchase price allocation	(3,259)	(864)	(4,123)
Balance as of December 31, 2022	3,650,504	955,220	4,605,724
Balance as of December 31, 2023	3,650,504	955,220	4,605,724
Balance as of December 31, 2023, in US$	514,163	134,540	648,703

Cloud service and solutions reporting unit

As of December 31, 2022 and 2023, the Group elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit due to industry and market considerations, and overall financial performance of the reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs, and discount rate. As of December 31, 2023, the fair value of the Cloud service and solutions reporting unit amounted to RMB8,886,000 exceeded its carrying amount by RMB4,110,892 or 86%. No impairment loss was recognized for the years ended December 31, 2022 and 2023.

Cloud-based digital solution and services reporting unit.

As of December 31, 2022 and 2023, the Group performed qualitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit and concluded it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. In consideration of the timing of last quantitative assessment performed, the Group updated its quantitative assessment for the year ended December 31, 2023. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates, gross margin, and discount rate. As of December 31, 2023, as the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB3,159,000 exceeded its carrying amount by RMB588,204 or 22.88%, no impairment loss was recognized.

11.	LEASES

The Group’s operating leases mainly related to office space and buildings, and its finance leases are related to electronic equipment, and data center machinery and equipment. Certain finance leases include a bargain purchase option, contain variable lease payments based on the actual usage of the machinery and equipment, and have no fixed or in-substance fixed lease payments for the first two years of the lease term. Certain operating leases include rental free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	LEASES (Continued)

The components of lease costs were as follows:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating lease costs	52,648	72,244	53,172	7,489
Short-term lease costs	11,317	15,493	46,220	6,510
Finance lease costs:
Depreciation of finance lease assets	—	9,204	22,361	3,149
Interest on finance lease liabilities	—	5,491	15,563	2,192
Variable lease payments	—	7,237	23,054	3,248
Total finance lease costs	—	21,932	60,978	8,589

Other information related to leases where the Group is the lessee is as follows:

	As at December 31
	2021		2022		2023
Weighted-average remaining lease term:
Operating leases	8.3	years	7.7	years	9.5	years
Finance leases	—		9.3	years	7.8	years

Weighted-average discount rate:
Operating leases	6.18%		5.88%		5.88%
Finance leases	—		5.90%		5.84%

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash payments for operating leases	35,214	47,385	53,086	7,477
Cash payments for finance leases	—	—	13,308	1,874

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	LEASES (Continued)

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating leases	6,915	47,288	11,016	1,552
Finance leases	—	175,324	169,350	23,852

The undiscounted future minimum payments under the Group’s operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of December 31, 2023 were as below:

	Operating lease		Finance lease
	RMB	US$	RMB	US$
2024	79,605	11,212	42,971	6,052
2025	28,128	3,962	65,674	9,250
2026	13,278	1,870	64,889	9,139
2027	10,118	1,425	51,372	7,236
2028 and thereafter	52,414	7,382	222,612	31,354
Total future lease payments	183,543	25,851	447,518	63,031
Less: imputed interest	(26,537)	(3,737)	(92,950)	(13,091)
Total lease liability balance	157,006	22,114	354,568	49,940

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Current portion:
Customer advances*	411,467	434,252	61,163
Salary and welfare payable	671,124	698,783	98,422
Purchase of property and equipment	120,530	458,978	64,646
Accrued expenses	188,533	124,943	17,598
Other tax and surcharges payable	110,242	117,323	16,525
Deferred government grants**	17,257	3,867	545
Purchase consideration payable***	1,208,985	529,648	74,599
Payables for acquisition of non-controlling interests (Note 4)	—	352,483	49,646
Finance lease liabilities	—	36,262	5,107
Individual income tax payable**** (Note 7)	3,742	7,999	1,127
Others*****	98,946	73,547	10,358
	2,830,826	2,838,085	399,736
Non-current portion:
Deferred government grants**	104,156	87,181	12,279
Purchase consideration payable***	—	149,084	20,998
Finance lease liabilities	180,815	318,306	44,832
Unrecognized tax benefit	40,539	43,590	6,140
Others*****	45,021	36,642	5,161
	370,531	634,803	89,410
*

The amount represents contract liabilities for the rendering of services. The increase in customer advances as of December 31, 2023 is a result of the increase in consideration received from the Group’s customers.

**	The amount primarily represents government subsidies for the constructions of a data center in mainland China.
***

As of August 25, 2023, the Company has entered into supplementary agreements (the “Supplementary Agreements”) with the founder shareholders and certain non-founder selling shareholders, to adjust the settlement timing and method of the remaining outstanding purchase consideration. Balance as of December 31, 2023 underlying and in accordance with these Supplementary Agreements will be settled by cash by August 31, 2025.

****	Represents IIT payable to the tax bureau on behalf of certain employees related to their exercise and vesting of share-based awards.
*****

In July 2020, the Company received a reimbursement of US$7,469 (equivalent to RMB47,597) from the depository for the establishment and maintenance of the ADS program (“ADS Reimbursement”). As of December 31, 2022 and 2023, RMB10,762 and RMB10,945 (US$1,542) were included in the current portion, and RMB14,350 and RMB3,648 (US$514) were included in the non-current portion of accrued expenses and other liabilities, respectively. The ADS Reimbursement will be released to the consolidated statements of comprehensive loss in equal amounts over the ADS program term.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	LOANS

Bank loans

As of December 31, 2022 and 2023, the Group had a total of RMB909,500 and RMB1,110,896 (US$156,466) of short-term bank loans, respectively. Short-term bank loans are unsecured, and the weighted average interest rate as of December 31, 2022 and 2023 was 4.16% and 3.60%, respectively. The short-term bank loans will be repayable within one year.

As of December 31, 2023, the Group had an unsecured long-term bank loan of RMB100,000 (US$14,085) with fixed annual interest rate of 4.10%. The long-term bank loan will be repayable in December 2026.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

Related party loans

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Current
Kingsoft Group *	—	500,000	70,424
Xiaomi Group**	340,129	363,223	51,159
	340,129	863,223	121,583
Non-current:
Xiaomi Group **	413,464	40,069	5,644
	413,464	40,069	5,644
	753,593	903,292	127,227
*

On December 4, 2023, the Group entered into a loan facility framework agreement with Kingsoft Corporation Limited (the “Kingsoft Loan Facility”). Under the terms of the Kingsoft Loan Facility, the Group may borrow from Kingsoft Corporation Limited, from December 5, 2023 to December 31, 2025, a principal amount of up to RMB1,500,000 to finance the Group’s capital expenditure needs on electronic equipment procurement. The Kingsoft Loan Facility comprises of an one-time unsecured loan facility for amount up to RMB500,000, which has a repayment term of no more than ten months. Any additional borrowings under the Kingsoft Loan Facility should be secured by the Group’s property and equipment, and have a repayment term of no more than 18 months. In December 2023, the Group drew down RMB500,000 from the one time unsecured loan facility with fixed annual interest rate of 3.75% per annum, and the loan will be repayable in September 2024.

**

During 2021 and 2022, the Group entered into several loan agreements with fixed annual interest rates of 4.36% and 3.98% with Xiaomi Group, respectively. During 2023, the Group entered into two loan agreements with Xiaomi Group to obtain loans from Xiaomi Group with fixed annual interest rates of 6.00% and 6.50%, respectively. The loans are secured by the Group’s electronic equipment and the carrying amount of the electronic equipment pledged was RMB585,005 and RMB421,901 (US$59,424) as of December 31, 2022, and 2023, respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.LOANS (Continued)

As of December 31, 2023, the bank loans and the related party loans will be repaid according to the following schedule:

	RMB	US$
2024	1,986,534	279,797
2025	40,921	5,764
2026	100,000	14,085
	2,127,455	299,646

14.	TAXATION

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

Loss before income taxes consists of:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Mainland China	(1,646,607)	(2,475,677)	(2,139,795)	(301,384)
Non-Mainland China	70,592	(188,238)	(25,893)	(3,646)
	(1,576,015)	(2,663,915)	(2,165,688)	(305,030)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.TAXATION (Continued)

Enterprise income tax (Continued)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax expense	27,593	59,668	42,446	5,978
Deferred income tax benefit	(11,852)	(35,195)	(24,487)	(3,449)
	15,741	24,473	17,959	2,529

The reconciliation of income tax expense computed using the mainland China statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Loss before income tax	(1,576,015)	(2,663,915)	(2,165,688)	(305,030)
Income tax computed at the mainland China statutory tax rate of 25%	(394,004)	(665,978)	(541,422)	(76,258)
Effect of tax holiday and preferential tax rates	7,083	52,651	110,393	15,549
Effect of different tax rates in different jurisdictions	(1,681)	58,266	21,918	3,087
Other non-taxable income	(24,999)	(28,993)	(26,008)	(3,663)
Non-deductible expenses	36,719	5,727	6,379	898
Share-based compensation costs	108,588	90,015	45,411	6,396
Research and development super deduction	(146,639)	(64,718)	(132,163)	(18,615)
Withholding tax and others	9,552	10,785	9,771	1,376
Change in valuation allowance	434,056	525,169	397,137	55,936
True-up adjustments in respect of prior year’s annual tax filing	(3,474)	(15,195)	49,940	7,034
Expiration of tax loss forward	—	124,555	83,300	11,733
Tax rate change on deferred items	(9,460)	(67,811)	(6,697)	(944)
Income tax expense	15,741	24,473	17,959	2,529

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Tax loss carried forward	2,318,161	2,447,162	344,676
Accrued expenses	84,428	91,794	12,929
Depreciation	17,073	19,095	2,689
Allowance for doubtful accounts	85,666	185,467	26,122
Government grant	5,779	21,808	3,072
Operating lease liabilities	57,828	28,405	4,001
Accrued interest	197,767	215,659	30,375
Finance lease liabilities	47,505	80,286	11,308
Impairment of long-lived assets	—	129,036	18,174
Others	8,241	11,557	1,628
Less: valuation allowance	(2,415,627)	(2,809,601)	(395,724)
	406,821	420,668	59,250
Deferred tax liabilities:
Operating lease right-of-use assets	46,367	25,464	3,587
One-time deduction for fixed asset purchases	231,532	292,141	41,147
Long-lived assets arising from acquisition	238,672	204,032	28,737
Finance lease right-of-use assets	41,530	17,452	2,458
Others	15,772	24,144	3,401
	573,873	563,233	79,330

Net deferred tax liabilities：	167,052	142,565	20,080

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2022 and 2023, the Group’s total deferred tax assets before valuation allowances were RMB2,822,448 and RMB3,230,269 (US$454,974), respectively. As of December 31, 2022 and 2023, the Group recorded valuation allowances of RMB2,415,627 and RMB2,809,601 (US$395,724), respectively, on its deferred tax assets that are not more-likely-than-not to be realized.

As of December 31, 2023, the Group had net losses of approximately RMB10,017,814 (US$1,410,980) mainly deriving from entities in the mainland China and Hong Kong. The tax losses in the mainland China can be carried forward for five years to offset future taxable profits and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the mainland China will expire between 2024 and 2028 and the tax losses of entities in the mainland China that qualify as HNTE will expire between 2024 and 2033, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	TAXATION (Continued)

Unrecognized tax benefits

As of December 31, 2022 and 2023, the Group had unrecognized tax benefits of RMB58,718 and RMB61,030 (US$8,596), of which RMB18,179 and RMB17,440 (US$2,456), respectively, were presented as a reduction to the deferred tax assets related to tax losses carryforward, and the remaining amounts of RMB40,539 and RMB43,590 (US$6,140), respectively, were presented in other liabilities in the consolidated balance sheets. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. As of December 31, 2022 and 2023, there were RMB40,539 and RMB43,590 (US$6,140) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Balance at beginning of the year	59,049	58,718	8,270
Additions from the business acquisitions	—	—	—
Additions based on tax position related to current year	15,894	9,449	1,331
Additions based on tax positions related to prior year	22,462	4,652	655
Reductions for tax positions related to prior years	(38,687)	(11,789)	(1,660)
Balance at end of the year	58,718	61,030	8,596

For the periods presented, the Group did not record any interest related to unrecognized tax benefits.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries located in mainland China. Accordingly, the subsidiaries’ tax years of 2018 through 2023 remain open to examination by the respective tax authorities. There are no ongoing examinations by tax authorities for any of the Group’s subsidiaries.

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

15.	SHARE-BASED PAYMENTS (Continued)

2013 Share Option Scheme

A summary of the activity for the options granted under the 2013 Share Option Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2022	38,366,108	0.07	0.86	6.01	6,972
Forfeited	(1,147,119)	0.07	1.84	—	—
Exercised	(4,363,286)	0.07	0.63	—	—
Outstanding, December 31, 2023	32,855,703	0.07	0.85	5.01	5,864
Vested and expected to vest at December 31, 2023	32,855,703	0.07	0.85	5.01	5,864
Exercisable at December 31, 2023	27,962,196	0.07	0.68	4.68	4,994

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2022 and 2023 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 were RMB79,224, RMB26,299 and RMB5,510 (US$776), respectively.

The weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2021 and 2022 were US$2.80 and US$0.36 per option, respectively. There were no options granted during the year ended December 31, 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB51,892, RMB84,098, and RMB46,725 (US$6,581), respectively.

As of December 31, 2023, there were RMB14,236 (US$2,005) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.93 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the 2013 Share Award Scheme is stated below:

	Number of	Weighted-average
	shares	grant-date fair value
		US$
Outstanding, December 31, 2022	30,148,902	1.33
Vested	(9,271,339)	1.08
Forfeited	(7,740,183)	1.45
Outstanding, December 31, 2023	13,137,380	1.22
Expected to vest at December 31, 2023	13,137,380	1.22

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

The weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2021 and 2022 were US$2.04 and US$1.29 per share, respectively. There were no share-based awards granted during the year ended December 31, 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB90,121, RMB119,156, and RMB71,379 (US$10,053), respectively.

As of December 31, 2023, there were RMB34,537 (US4,864) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 1.13 years. The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options granted under the 2013 Share Award Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2022	17,068,100	0.87	0.31	6.97	—
Forfeited	(2,611,210)	0.87	0.29	—	—
Outstanding, December 31, 2023	14,456,890	0.87	0.32	5.97	—
Vested and expected to vest at December 31, 2023	14,456,890	0.87	0.32	5.97	—
Exercisable at December 31, 2023	12,391,620	0.87	0.31	5.96	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2022 and 2023 and the option’s respective exercise price. Total intrinsic value of options exercised for the year ended December 31, 2021 was RMB1,561. No options were exercised during the years ended December 31, 2022 or 2023.

The weighted-average grant-date fair value of the share-based awards granted during the year ended December 31, 2021 was US$0.31 per option. There were no options granted under 2013 Share Aware Scheme during the years ended December 31, 2022 and 2023. The aggregate fair value of the share-based awards vested during the years ended December 31, 2021, 2022 and 2023 were RMB16,192, RMB11,462, and RMB9,045 (US$1,274), respectively.

As of December 31, 2023, there were RMB1,420 (US$200) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.83 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (Continued)

2021 Share Award Scheme

In November 2021, the Company adopted the 2021 Share Award Scheme. A summary of the activity for the restricted shares with option features (the “RSUs”) issued under the 2021 Share Award Scheme is stated below:

			Weighted-
			average	Weighted-
		Weighted-	grant-	average	Aggregate
	Number of	average exercise	date	remaining	intrinsic
	the RSUs	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2022	104,003,481	0.01	0.32	9.44	25,786
Granted	154,646,877	0.01	0.27	—	—
Exercised	(40,048,900)	0.01	0.28	—	—
Forfeited	(12,449,108)	0.01	0.37	—	—
Outstanding, December 31, 2023	206,152,350	0.01	0.29	9.38	54,682
Vested and expected to vest at December 31, 2023	206,152,350	0.01	0.29	9.38	54,682
Exercisable at December 31, 2023	63,021,373	0.01	0.26	9.23	15,251

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023 and the exercise price of respective share-based awards. There were no share-based awards exercised during the year ended December 31, 2021. Total intrinsic value of the share-based awards exercised for the years ended December 31, 2022 and 2023 were RMB5,297 and RMB68,812 (US$9,692), respectively.

There were no awards granted during the year ended December 31, 2021. The weighted-average grant date fair value of the share-based awards granted during the years ended December 31, 2022 and 2023 were US$0.33 and US$0.27 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022 and 2023 were RMB18,371 and RMB108,925 (US$15,342), respectively.

As of December 31, 2023, there were RMB254,503 (US$35,846) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.57 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Others

In connection with the acquisition of Shenzhen Yunfan, the Company granted 11,684,432 restricted shares to certain employees that contain 1-3 years’ service vesting condition. As of December 31, 2022 and 2023, 6,981,396 and 11,684,432 of restricted shares were vested, respectively. As of December 31, 2023, there were no unvested share-based awards.

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

The assumptions used to estimate the fair value of the share options granted for the years ended December 31, 2021 and 2022 are as follows:

For the year ended December 31
	2021	2022
Risk-free rate	1.13%-1.62%	1.75%-2.93%
Expected volatility range	36.28%-38.03%	35.62%-46.22%
Exercise multiple	2.20-2.80	2.20-2.80
Fair market value per ordinary share as at valuation dates	US$1.97-US$3.49	US$0.24-US$0.73

Share-based awards of Camelot

Camelot subsidiary also had an equity incentive plan granting share-based awards that contain 3-year service vesting condition (the “Camelot Award”). The portion relating to the acquisition-date fair-value-based measure of the “Camelot Award” that was attributable to precombination service was recognized as non-controlling interest and the portion relating to any remaining postcombination service was recognized as share-based compensation expenses in the Group’s consolidated financial statements. The Group did not grant any share-based awards under the Camelot Award after its acquisition of Camelot.

The acquisition date fair value of each Camelot Award is estimated using the binomial tree option pricing model with the following assumptions:

2021
Risk-free rate	0.21%
Expected volatility	50.56%
Exercise multiple	2.20
Fair market value per ordinary share as at valuation dates	RMB23.00

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

15.	SHARE-BASED PAYMENTS (Continued)

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	17,481	15,618	9,757	1,374
Selling and marketing expenses	72,594	68,562	6,977	983
General and administrative expenses	193,886	187,843	114,766	16,164
Research and development expenses	150,389	87,812	50,145	7,063
	434,350	359,835	181,645	25,584

16.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations of mainland China permit payments of dividends by the Group’s mainland China subsidiaries only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s mainland China subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind and has no plan to declare or pay any dividends in the near future.

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

Under laws and regulations of mainland China, there are restrictions on the Company’s mainland China subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB4,084,202 (US$575,248) as of December 31 2023; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023 are disclosed in Note 23.

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

17.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited	(1,588,712)	(2,658,184)	(2,176,340)	(306,530)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	3,441,729,444	3,623,838,985	3,558,354,940	3,558,354,940
Basic and diluted loss per share	(0.46)	(0.73)	(0.61)	(0.09)

For the years ended December 31, 2021, 2022 and 2023, the effects of all options and awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

18.	SHAREHOLDERS’ EQUITY

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

19.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited and its subsidiaries (other than all of entities of the Group) (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	749,597	804,647	763,338	107,514
Public cloud services provided to Kingsoft Group	156,158	187,907	217,333	30,611
Public cloud services provided to other related parties	—	50,629	378	53
Enterprise cloud services provided to Xiaomi Group	22,857	74,590	104,967	14,784
Enterprise cloud services provided to Kingsoft Group	838	10,892	18,690	2,632
Enterprise cloud services provided to other related parties	—	—	2,200	310
Other services provided to Kingsoft Group	74	—	—	—
Other services provided to other related parties	—	—	436	61
	929,524	1,128,665	1,107,342	155,965
Purchase of devices from Xiaomi Group	1,349	144	91	13
Interest expense on loans due to Xiaomi Group	16,633	48,707	39,703	5,592
Interest expense on a loan due to Kingsoft Group	4,088	18,364	958	135
Rental of building from Xiaomi Group*	56,452	48,766	39,713	5,593
Rental of office space, and administrative services from Kingsoft Group	13,321	13,931	9,167	1,291
	91,843	129,912	89,632	12,624
*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2022 and 2023, the related operating lease right-of-use assets amounted to RMB167,697 and RMB115,622 (US$16,285) and operating lease liabilities amounted to RMB224,346 and RMB132,146 (US$18,612), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

19.	RELATED PARTY TRANSACTIONS (Continued)
c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties:
Trade related:
Xiaomi Group	200,577	189,027	26,623
Kingsoft Group	34,550	61,901	8,719
Other related parties*	6,268	71,372	10,053

Non-trade related:
Kingsoft Group	10,868	—	—
	252,263	322,300	45,395
Amounts due to related parties:
Trade related:
Kingsoft Group	14,069	5,824	820
Xiaomi Group	44,245	26,520	3,735
Other related parties	—	7,055	994

Non-trade related:
Kingsoft Group**	29,284	529,284	74,548
Xiaomi Group**	753,593	403,292	56,803
	841,191	971,975	136,900
*	Amount as of December 31, 2023 included RMB51,778 (US$7,293) of prepayments to an equity method investee for electronic equipment.

**Amounts included related party loans as disclosed in Note 13.

All the balances with related parties except for the loans from Xiaomi Group were unsecured. All outstanding balances except for related party loans as disclosed in Note 13 are repayable on demand. The effect of ASC 326 to due from related parties was immaterial.

20.	COMMITMENTS AND CONTINGENCIES

Other commitments

On May 30, 2023 and August 1, 2023, the Group entered into two non-cancelable one-year internet data center service agreements pursuant to which the Group has total minimum contractual purchase commitments amounting to RMB1,150,000 (US$161,974). As of December 31, 2023, the remaining purchase commitment is RMB520,013 (US$73,242).

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

21.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

RMB
Balance as of January 1, 2021	(68,440)
Foreign currency translation adjustments, net of tax of nil	(139,442)
Balance as of December 31, 2021	(207,882)
Foreign currency translation adjustments, net of tax of nil	660,956
Balance as of December 31, 2022	453,074
Foreign currency translation adjustments, net of tax of nil	102,268
Balance as of December 31, 2023	555,342
Balance as of December 31, 2023, in US$	78,218

There have been no reclassifications out of accumulated other comprehensive income (loss) to net loss for the periods presented.

22.	SUBSEQUENT EVENTS

In January and March 2024, the Group entered into two loan agreements amounted to RMB400,000 in aggregate with Xiaomi Group. The loans are secured by the Group's electronic equipment and repayable by July and September 2025, respectively.

In March and April 2024, the Group drew down RMB700,000 and RMB300,000 under the Kingsoft Loan Facility, respectively. The loans are secured by the Group’s property and equipment, and repayable in September and October 2025, respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	169,743	21,752	3,064
Restricted cash	—	171	24
Prepayments and other assets	34,141	30,456	4,290
Amounts due from subsidiaries (other than WFOE)*	4,354,380	1,834,723	258,415
Amounts due from WFOE	100,000	100,000	14,085
Total current assets	4,658,264	1,987,102	279,878
Non-current assets:
Investments in subsidiaries	5,518,634	6,019,179	847,784
Total non-current assets	5,518,634	6,019,179	847,784
Total assets	10,176,898	8,006,281	1,127,662
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	1,309,490	916,574	129,098
Income tax payable	2,764	2,835	399
Amounts due to WFOE	5,287	5,377	757
Amounts due to VIEs and VIEs’ subsidiaries	43,987	38,610	5,437
Total current liabilities	1,361,528	963,396	135,691
Other liabilities	14,350	152,733	21,514
Total non-current liabilities	14,350	152,733	21,514
Total liabilities	1,375,878	1,116,129	157,205
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,508,413,941 and 3,562,097,466 shares outstanding as of December 31, 2022 and 2023, respectively)	25,062	25,443	3,584
Treasury shares	(208,385)	(208,385)	(29,350)
Additional paid-in capital	18,648,205	18,811,028	2,649,478
Accumulated deficit	(10,116,936)	(12,293,276)	(1,731,473)
Accumulated other comprehensive income	453,074	555,342	78,218
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,801,020	6,890,152	970,457
Total liabilities and shareholders’ equity	10,176,898	8,006,281	1,127,662

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(40,913)	(148,392)	(36,736)	(5,175)
Total operating expenses	(40,913)	(148,392)	(36,736)	(5,175)
Operating loss
Interest income	15,224	12,430	3,830	539
Interest expense	-	-	(28,339)	(3,991)
Foreign exchange gain (loss)	10,198	(39,426)	8,078	1,138
Other income, net	9,889	10,372	12,683	1,786
Other loss, net	-	(37,764)	(14,433)	(2,033)
Share of (losses) gains of subsidiaries	(121,100)	(264,260)	62,514	8,806
Contractual interests in VIEs and VIEs’ subsidiaries**	(1,461,042)	(2,190,364)	(2,183,913)	(307,598)
Loss before income taxes	(1,587,744)	(2,657,404)	(2,176,316)	(306,528)
Income tax expense	(968)	(780)	(24)	(2)
Net loss	(1,588,712)	(2,658,184)	(2,176,340)	(306,530)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(139,442)	660,956	102,268	14,404
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,728,154)	(1,997,228)	(2,074,072)	(292,126)
*

Majority of amounts due from the Company’s subsidiaries were ultimately provided to the VIEs and their subsidiaries by the Company’s subsidiaries. Except for the Company’s investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share of contractual interests in cumulative losses as of December 31, 2022, and 2023, and the carrying amounts of “amounts due from subsidiaries” were further adjusted.

**	It represents the primary beneficiary’s share of losses generated from the VIEs and their subsidiaries.

Condensed Statements of Cash Flows

	For the year ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	1,178,019	(40,310)	(66,851)	(9,416)
Net cash (used in) generated from investing activities	(1,179,393)	358,010	609,277	85,815
Net cash used in financing activities	(815)	(215,923)	(681,660)	(96,010)
Effect of exchange rate changes on cash and cash equivalents	3,570	(1,427)	(8,586)	(1,209)
Net increase (decrease) in cash and cash equivalents	1,381	100,350	(147,820)	(20,820)
Cash and cash equivalents at beginning of the year	68,012	69,393	169,743	23,908
Cash and cash equivalents at end of the year	69,393	169,743	21,923	3,088

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses and gains as “share of (losses) gains of subsidiaries” and “contractual interests in VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “investments in subsidiaries” for its share of the subsidiaries and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.