Form 20-F
period 2024-12-31
Kingsoft Cloud Holdings Ltd
filed 2025-04-15
CIK 1795589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

There were 3,805,284,801 ordinary shares, par value $0.001 per share as of December 31, 2024.

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

Yes  ☐            No  ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 15 ordinary shares;
●	“AI” refers to artificial intelligence;
●	“AIGC” refers to artificial intelligence generated content;
●	“China” or the “PRC” refers to the People’s Republic of China;
●	“Enterprise Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from enterprise cloud services for a historical year;
●	“GPU” refers to graphics processing unit;
●	“the Group” refers to Kingsoft Cloud Holdings Limited, its subsidiaries and the VIEs;
●	“Kingsoft Cloud HNYP Information” refers to Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd., one of our wholly foreign owned entities, or WFOEs;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;
●	“independent cloud service providers” refers to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;
●	“Kingsoft Cloud Information” refers to Kingsoft Cloud (Beijing) Information Technology Co., Ltd., a VIE;
●	“Kingsoft Cloud QY Data” refers to Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“Kingsoft Corporation” refers to Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on The Stock Exchange of Hong Kong Limited;
●	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder, and its subsidiaries and consolidated affiliated entities;
●	“Nanjing Qianyi” refers to Nanjing Qianyi Shixun Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;
●	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;

●	“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;
●	“Premium Customer” refers to a customer with annual revenues of over RMB700,000 for a historical year;
●	“Public Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from public cloud services for a historical year;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;
●	“SEHK” refers to The Stock Exchange of Hong Kong Limited;
●	“Shanghai Jinxun Ruibo” refers to Shanghai Jinxun Ruibo Network Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;
●	“VAT License” refers to the business operation license for value-added telecommunication services;
●	“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries;
●	“Wuhan Kingsoft Cloud” refers to Wuhan Kingsoft Cloud Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“Xiaomi” or “Xiaomi Group” refers to Xiaomi Corporation (HKEx: 1810), one of our shareholders, and its subsidiaries and VIEs; and
●	“Zhuhai Kingsoft Cloud” refers to Zhuhai Kingsoft Cloud Technology Co., Ltd., a VIE.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “could,” “continue,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	relevant government policies and regulations relating to our business and industry;
●	the expected growth of the cloud service market in China;
●	our ability to monetize our customer base;
●	general economic and business conditions in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

PART I

Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. Through these contractual arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. This structure allows us to be considered the primary beneficiary of the VIEs for accounting purposes, which serves the purpose of consolidating the VIEs’ operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our company, our directors and management, and the VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this annual report, “we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs. We refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information as the VIEs in the context of describing their activities and contractual arrangements with us. The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities, and their equity interest holding.

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

Our corporate structure involves unique risks to investors in the ADSs. In 2022, 2023 and 2024, the amount of revenues generated by the VIEs accounted for 68%, 65% and 67%, respectively, of our total net revenues. As of December 31, 2023 and 2024, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 45% and 52% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. The ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements” for detailed discussion.

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

For example, the PRC Data Security Law and the PRC Personal Information Protection Law posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations for the Administration of Network Data Security published by the Cyberspace Administration of China for public comments in November 2024, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the interpretation and application of current and future laws, regulations and rules in mainland China mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to changes and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

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

Trading in our securities on Nasdaq may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”), as amended by the Consolidated Appropriation Act, 2023, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination if made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

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

Enforceability of Civil Liability

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands, at common law, without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, a judgment of United States courts will not be directly enforced in Hong Kong as if it were a judgement of the Hong Kong court. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action, within the time limits provided under Hong Kong law, in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which it was obtained were contrary to substantial justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) it was given by a court of the United States that was not jurisdictionally competent; (e) it was in conflict with a prior Hong Kong judgment or foreign judgment registered or recognized in Hong Kong; or (f) it was for multiple damages. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.” The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong and Macau, if any, which operate under a different set of laws from mainland China.

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	Our historical financial and operating results may not be indicative of future performance.
●	We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
●	To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
●	We have recorded negative cash flows from operating activities historically.
●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
●	Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.
●	Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.
●	Significant impairment of our property and equipment could materially impact our financial position and results of our operations.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

●	If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
●	Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
●	Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.
●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure and the Contractual Arrangements

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
●	The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition. For details, see page 49 of this annual report.
●	We may be adversely affected by rising international political tensions. For details, see page 50 of this annual report.
●	Changes in China’s economic or social conditions or government policies could have a material adverse effect on our business and operations. For details, see page 51 of this annual report.
●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. For details, see page 51 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 52 of this annual report.
●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings. For details, see page 52 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see page 54 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report. For details, see page 60 of this annual report.
●	Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see page 61 of this annual report.

Risks Relating to Our Ordinary Shares and the ADSs

●	The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ordinary shares and/or the ADSs and trading volume could decline.
●	Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.
●	Techniques employed by short sellers may drive down the market price of our ordinary shares and/or the ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ordinary shares and/or the ADSs for a return on your investment.

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

We have incurred net loss of RMB2,688.4 million, RMB2,183.6 million and RMB1,979.0 million (US$271.1 million) in 2022, 2023 and 2024, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to maintain stable or slightly increase in absolute amounts as we enhanced cost and expenses control, which may further increase in the future as we aim to continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development efforts. Our research and development expenses were RMB971.2 million, RMB784.8 million and RMB846.0 million (US$115.9 million) in 2022, 2023 and 2024. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs were RMB4,275.3 million, RMB3,211.2 million and RMB2,892.1 million (US$396.2 million) in 2022, 2023 and 2024. Our capital expenditures, primarily in connection with the purchases of property and equipment and intangible assets, and assets obtained through finance leases, were RMB1,437.4 million, RMB1,964.7 million and RMB4,124.7 million (US$565.1 million), respectively, in 2022, 2023 and 2024, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and/or capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to advance, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

We have recorded negative cash flows from operating activities historically.

We have experienced net cash outflow from operating activities. Our net cash used in operating activities amounted to RMB169.1 million in 2023. In contrast, we recorded net cash generated from operating activities of RMB628.4 million (US$86.1 million) in 2024. The cost of continuing operations could reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operations and future business expansion.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We typically extend credit terms ranging from 30 to 180 days to our customers, resulting in accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results. As of December 31, 2023 and 2024, the carrying amounts of our accounts receivable were RMB1,529.9 million and RMB1,468.7 million (US$201.2 million), respectively. The corresponding allowance for credit losses as of December 31, 2023 and 2024 were RMB24.7 million and RMB57.6 million (US$7.9 million), respectively, and the write-offs charged against the allowance for credit losses for the years ended December 31, 2023 and 2024 were RMB497.4 million and RMB253.0 million (US$34.7 million), respectively.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2022, 2023 and 2024, our total revenues generated from Premium Customers accounted for 98.0%, 98.1% and 98.1% of our total revenues in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

In recent years, the United States has increased export control restrictions on China through the EAR, administered by the Bureau of Industry and Security of the U.S. Department of Commerce (the “BIS”). There has been increasing export control restrictions on advanced computing integrated circuits (“IC”), develop and maintain supercomputers, and manufacture advanced semiconductors. There can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or further restrict our ability to, directly or indirectly, source semiconductor and other items, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023, which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” In addition, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this prospectus supplement, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. We believe we are not a “Covered Foreign Person” as defined in the Outbound Investment Rule. However, if we were to be deemed a Covered Foreign Person due to changes in our business operations or amendments to relevant laws and regulations, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of the ADSs and/or our ordinary shares may be materially and adversely affected and the value of our securities may decline significantly.

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

We make investments in product development, technologies, branding, sales and marketing to remain competitive. In 2022, 2023 and 2024, our principal sources of liquidity included bank loans, loans from related parties and finance lease from third parties. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities; and
●	macro-economic and other conditions in China and elsewhere.

As of December 31, 2024, we had cash and cash equivalents of RMB2,648.8 million (US$362.9 million), and we had net current liabilities of RMB2,318.6 million (US$317.7 million). In 2023, we entered into a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion to us for capital expenditure on equipment procurement. We also entered into several loan agreements with Xiaomi Group. We cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

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

We primarily charge public cloud service customers on a monthly basis based on utilization and duration. We generally charge enterprise cloud service customers on a project basis and based on the performance completed to date. Such pricing model requires us to undertake significant projections and planning on our costs. If our projections and plans differ significantly from those actually incurred, our business could be harmed. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, if our competitors adopt new pricing models that become more attractive to customers, our business could be harmed. We also generally rely on telecommunication operators for network bandwidth and third-party servers or server racks based on expected usage from our customers. In certain of our arrangements with such telecommunication operators, we have made minimum purchase commitments to secure bandwidth resources, which may be underutilized. If our customers use our platform in a manner that is inconsistent with how we have invested in bandwidth, servers, and racks, our business could be harmed. Moreover, we may have to keep the price of our products and solutions on par with that of our competitors to remain in our competitive position. If we are not able to advance our technologies and effectively control costs, our business, results of operation and financial condition may be negatively affected.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the specified circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. The interpretation, application and enforcement of the above measures and how they will affect our business operation are subject to substantial uncertainties, See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations—Regulation Related to Internet Security and Privacy Protection.”

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

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

Furthermore, based on the facts that (i) the interpretation and implementation of the PRC laws and regulations regarding the cybersecurity, information security and data privacy are subject to further clarification from PRC governmental authorities, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC legal counsel, our directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date of this annual report, and will not affect our compliance with laws and regulations in any material aspects as of the date of this annual report. As of the date of this annual report, we had not received any cybersecurity, data security and personal data protection related inquiries from any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.

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

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers. The bandwidth we have contracted to use or the data centers we have established may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. In some regions, bandwidth providers have their own services that compete with us, or they may choose to develop their own services that will compete with us. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. In addition, our operations may be affected by the availability and procurement of high-performance hardware, including Graphics Processing Units (GPUs). There can be no assurance that we will be able to secure an adequate supply of GPUs on commercially reasonable terms, or at all, due to global supply chain constraints, export control restrictions, increased demand from other sectors, or geopolitical factors. Any shortage or delay in obtaining such hardware could limit our capacity expansion, negatively impact service performance, or result in increased costs. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform.

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

We rely on third-party suppliers for certain essential products and services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers for the servers that we use and we ordinarily purchase equipment on a purchase-order basis. In addition to basic telecommunication operators, we also purchased IP addresses and bandwidth from third party providers, in order to save efforts in relation to on-site installation since related installation and relocation services were also included in the third-party providers’ offering package. Moreover, third party providers sometimes offered more favorable credit terms and sufficient rack space as compared to basic telecommunication operators. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.

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

We intend to make other strategic investments and acquisitions in the future if suitable opportunities arise. Investments and acquisitions involve uncertainties and risks, including, but not limited to:

●	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;
●	non-occurrence of anticipated or speculative transactions and any resulting negative impact;
●	costs and difficulties of integrating acquired businesses and managing a larger business;

●	in the case of investments where we do not obtain management and operational control, lack of influence over the controlling partner or shareholder, which may prevent us from achieving our strategic goals in the investments;
●	possible unsatisfactory operational or financial performance, including financial loss, or fraudulent activities of a target business;
●	possible loss of key employees of a target business;
●	potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board;
●	diversion of resources and management attention;
●	failure to meet the closing condition precedents or other hurdles during closing of investments and acquisitions;
●	regulatory hurdles and compliance risks, including the anti-monopoly and competition laws, rules and regulations of China and other jurisdictions and the enhanced compliance requirement for outbound acquisitions and investment under the laws and regulations of China; and
●	in the case of acquisitions of businesses or assets outside of China, the need to integrate operations across different business cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries and regions.

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

There can be no assurance that the acquired business or asset will bring the anticipated strategic benefits to us, and we may not be able to successfully integrate acquired businesses into our existing business.

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

As of December 31, 2024, we had goodwill of RMB4,605.7 million (US$631.0 million) which primarily arose from the acquisition of Camelot in September 2021. For details, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of December 31, 2024. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. We did not record any impairment of our goodwill in 2022, 2023 and 2024. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to our equity investments. In particular, the fluctuation of fair value changes of our equity investment may affect our financial performance, our business and results of operations.

In 2022, 2023 and 2024, we made certain equity investments. As of December 31, 2023 and 2024, our equity investments amounted to RMB259.9 million and RMB234.2 million (US$32.1 million), respectively. The carrying value of our equity investments may be affected by a number of factors, such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. In particular, we are exposed to risks relating to fair value changes of our equity investment. For certain equity investments without readily determinable fair value, the methodologies that we use to assess the fair value of the equity investments involve management judgment and are inherently uncertain. There can be no assurance that we will recognize fair value gains from equity investments in the future. If we incur fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2024. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting maintained, in all material respects, effective as of December 31, 2024.

However, there is no assurance that we or our auditor will not identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective for any future periods. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions.

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

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 1404 patents, 699 trademarks, 884 copyrights, and 135 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “金山云” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft Group to use some of its registered patents during their terms of registration. However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are no longer authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.

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

We have recorded a significant amount of property and equipment. As of December 31, 2023 and 2024, our property and equipment, net was RMB2,186.1 million and RMB4,630.1 million (US$634.3 million), respectively. We evaluate our property and equipment for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the property and equipment in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of property and equipment by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset groups, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We record nil, RMB653.7 million and RMB919.7 million (US$126.0 million) impairment of our property and equipment in 2022, 2023 and 2024. However, we may record significant impairments on property and equipment in the future. Any significant impairment losses charged against our property and equipment could have a material adverse effect on our results of operations.

Significant impairment of our intangible assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of intangible assets, which consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. As of December 31, 2023 and 2024, our intangible assets, net was RMB834.5 million and RMB694.9 million (US$95.2 million), respectively. We evaluate our intangible assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the intangible assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of intangible assets by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the asset groups and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our intangible asset groups in 2022, 2023 and 2024. However, we may record significant impairments on intangible assets in the future. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our results of operations.

We may be subject to impairment losses on prepayments and other assets.

As of December 31, 2023 and 2024, we recorded prepayments and other assets of RMB2,683.5 million and RMB2,683.1 million (US$367.6 million), respectively. Our prepayments and other assets primarily consist of contract assets net of allowance for credit loss, VAT prepayments, individual income tax receivable, prepayments to suppliers and prepayments for electronic equipment. We may be subject to impairment losses on prepayments and other assets if the actual recoverability of prepayments and other assets is lower than the expected level, which could adversely affect our cash flow and our ability to meet our working capital requirements, thereby adversely affecting our business, financial condition and results of operations.

We experience fluctuations in our financial results and key metrics, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors, the price of our ordinary shares and/or ADSs and the value of your investment could decline.

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

Any of the foregoing and other factors may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors and securities analysts who follow our shares, the price of our ordinary shares and/or the ADSs could decline substantially, and our business could be harmed.

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

Our short-term investments consisted of cash deposits at fixed rates and structured deposits with original maturities of three to 12 months, which are generally not subject to any material principal investment risks. As of December 31, 2023 and 2024, we had short-term investments of nil and RMB90.4 million (US$12.4 million), respectively. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. In particular, if we invest in financial products with higher risks in the future, the assessment of fair value of our short-term investment could involve a significant degree of management judgment, and we could be exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.

We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021 (as amended on December 20, 2022 with such amendments to take effect immediately upon Listing), or the 2021 Share Incentive Plan. In addition, we granted share-based awards in connection with our acquisitions. In 2022, 2023 and 2024, we incurred share-based compensation of RMB359.8 million, RMB181.6 million and RMB214.4 million (US$29.4 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in various jurisdictions may be subject to significant changes in ways that could impair our financial results. Various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In 2023 and 2024, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions of RMB19.0 million and RMB19.0 million (US$2.6 million) in our consolidated statements of comprehensive loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2023 and 2024, respectively.

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

Kingsoft Corporation, our major shareholder, is a leading software company in China. Mr. Jun Lei, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Corporation and is deemed to be interested in 22.7% of total issued shares in Kingsoft Corporation as of December 31, 2024. Xiaomi, another major shareholder of our company and controlled by Mr. Jun Lei, is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals, artificial intelligence, electronic vehicle, devices for IoT-smart living solutions and WPS office software. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have, and believe that we will continue to, derive a portion of our revenues and made borrowings from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 2.4%, 3.3% and 3.8% of our total revenues in 2022, 2023 and 2024, respectively. Revenues from Xiaomi Group in the aggregate accounted for 10.7%, 12.3% and 16.4% of our total revenues in 2022, 2023 and 2024, respectively. In addition, we entered into several loan agreements with Kingsoft Corporation and Xiaomi Group. As of December 31, 2024, we had outstanding loans payable in the amount of RMB1,000.0 million (US$137.0 million) to Kingsoft Corporation, and RMB819.1 million (US$112.2 million) to Xiaomi Group, respectively. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

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

Two of our principal shareholders, Kingsoft Corporation and Xiaomi, have substantial influence over our company. As of March 31, 2025, Kingsoft Corporation beneficially owned 37.4% of our issued and outstanding shares and Xiaomi beneficially owned 12.3% of our issued and outstanding shares. Mr. Jun Lei, our Chairman and non-executive director, also serves as the chairman and a non-executive director at Kingsoft Corporation, and serves as the chairman, the chief executive officer and an executive director at Xiaomi. Mr. Tao Zou, our executive director and acting chief executive officer, also serves as an executive director and the chief executive officer at Kingsoft Corporation. Mr. Honghua Feng, one of our non-executive directors, also serves as a general manager of basic technology platform department of Xiaomi. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.

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

Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

●	Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, where they are entitled to subscribe such number of ordinary shares to maintain their respective existing shareholding in our company upon completion of such placing and issuance of new ordinary shares by our company. Moreover, in 2023, we entered into a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion to us for capital expenditure on equipment procurement. We also entered into several loan agreements with Xiaomi Group, and had outstanding loans payables in the amount of RMB819.1 million (US$112.2 million) as of December 31, 2024.
●	Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.
●	Sale of shares in our company. Subject to any applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our ordinary shares and the ADSs.
●	Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of our ordinary shares and the ADSs.
●	Our directors may have conflicts of interest. Certain of our directors and/or employees are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version) published by the NDRC and the Ministry of Commerce on September 6, 2024and effective on November 1, 2024, and other applicable laws, regulations and rules, foreign investment is not permitted in the types of business that do not fall within China’s commitment to the WTO to open up unless in the pilot zones where further opening-up policies are implemented, and as for the value-added telecommunications business types which fall within China’s commitment to the WTO, except as otherwise stipulated by the state, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider.

To ensure strict compliance with the PRC laws and regulations, we currently conduct such business activities through the VIEs. We have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of the VIEs for accounting purpose and hence consolidate their financial results as the VIEs under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. We also cannot be certain that equity interests in the VIEs will be disposed of in accordance with the contractual arrangements among our PRC subsidiaries, the VIEs, and nominee shareholders of the VIEs. In addition, new PRC laws, regulations, and rules may be introduced to impose additional requirements, posing additional challenges to our corporate structure and contractual arrangements. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from the VIEs, and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares and/or the ADSs to significantly decline in value or become worthless.

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

Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or continuously satisfying applicable requirements of the stock exchange where we list. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. On April 8, 2024, the MIIT issued the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services, which provides that pilots will be set up in Beijing, Shanghai, Shenzhen and Hainan, and the local governments will be responsible for formulating pilot plans, which will be subject to review and approval by the MIIT before implementation. The Notice cancels the restriction on shareholding percentage for foreign investment in enterprises in pilot zones, which operate value-added telecommunications services, including IDC Service, CDN Service, and ISP Service, online data processing and transaction processing service, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services. The relevant local telecommunication authorities have subsequently published the guidance to implement the aforementioned notice. Given these regulatory development and any further detailed implementing rules or pilot plans that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the VIEs for the purpose of having better operational control on the VIEs or satisfying applicable requirements of the stock exchange where we list, which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits, approvals or making amendments to our current operating permits, including the VAT Licenses. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial conditions and business operations.

The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The Company has relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate the business in China. These contractual arrangements may not be as effective as direct ownership in providing the Company with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with the Company by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted a majority of our revenues in 2022, 2023 and 2024. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ordinary shares and/or the ADSs may decline significantly.

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

We may be adversely affected by rising international political tensions.

Rising international political tensions, especially political tensions between the United States and China, could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are closely monitoring potential changes in international trade policy and assessing the potential impact of such trade policy changes on our business operations and financial performance. For example, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits. As of the date of this annual report, the United States imposed a total tariff rate of 145% on goods imported from China, and China imposed a retaliatory 125% tariff on goods imported from the United States. These policies have adversely affected the global economy and financial markets, such as significant declines in the global stock markets. We believe that such tariffs would not have a material imminent impact on our business operations, but as relevant policies are rapidly evolving, it may be difficult to evaluate their potential future impacts. Geopolitical conflicts like this may also lead to volatility in financial markets, fluctuations in currency exchange rates, increased procurement costs and declines in trading prices of our ordinary shares and the ADSs. In extreme cases, such conflicts could result in economic downturns that materially and adversely impact our operations.

Any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if any government takes retaliatory trade actions due to the recent global trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. For example, it has been reported that the U.S. administration may consider imposing further restrictions or prohibitions on trading of Chinese securities. If any legislation were to be enacted or any regulations were to be adopted along these lines, it could negatively affect the attitudes of investors towards China-based issuers listed in the United States in general, which also could have a material and adverse impact on the trading price of our ordinary shares and/or the ADSs.

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

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our directors and senior executive officers named in this annual report reside within China for a significant portion of time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

There is uncertainty as to whether the judgment of United States courts will be directly enforced in Hong Kong, as the United States and Hong Kong do not have a treaty or other arrangements providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters. However, a foreign judgment may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court since the judgment may be regarded as creating a debt between the parties to it, provided that the foreign judgment, among other things, is a final judgment conclusive upon the merits of the claim and is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.”

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

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our cash demand.”

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

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day and was recently amended on December 4, 2023, by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. The Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including entities and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the account holder.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

We believe that our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including holders of our ADSs) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including holders of our ADSs) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non- PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our securities.

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

Trading in our securities on Nasdaq may be prohibited under the HFCAA as amended by the Consolidated Appropriation Act, 2023, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition unless a determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Risks Relating to Our Ordinary Shares and the ADSs

The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.

The trading price and volume of our ordinary shares or the ADSs has been volatile. The trading price of our ordinary shares or the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price and volume of our ordinary shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price and volume of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect the price and trading volume of our ordinary shares and the ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ordinary shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance. In addition, a portion of our ordinary shares or ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ordinary shares or ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our ordinary shares and/or the ADSs.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ordinary shares and/or the ADSs and trading volume could decline.

The trading market for our ordinary shares and/or the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares and/or the ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares and/or the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly and timely, we could lose visibility and attractiveness in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares and/or the ADSs to decline.

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

Techniques employed by short sellers may drive down the market price of our ordinary shares and/or the ADSs.

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

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ordinary shares and/or the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ordinary shares and/or the ADSs for a return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares and/or the ADSs as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends subject to Cayman Islands law. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions (if any) received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our ordinary shares and/or the ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our ordinary shares and/or the ADSs will appreciate in value or even maintain the price at which you purchased them. You may not realize a return on your investment in our ordinary shares and/or the ADSs and you may even lose your entire investment.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2024 there can be no assurance in this regard, and due to the substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2025 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2024, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2025 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2025, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2025 or future taxable years. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning 10% or more of the ADSs or ordinary shares, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person owns directly or indirectly our ADSs or ordinary shares, and is treated as owning (including constructively) 10% or more of the value or voting power of our ADSs or ordinary shares, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We are not actually controlled by “United States shareholders” for purposes of the CFC rules. However, certain of our non-U.S. subsidiaries may be treated as CFCs under certain ownership attribution rules because we have a U.S. subsidiary. A “United States shareholder” of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to (i) take these U.S. tax rules into consideration when conducting our operations, (ii) monitor whether we are or any of our non-U.S. subsidiaries is treated as a CFC for any purpose of the U.S. Internal Revenue Code or whether any investor is treated as a “United States shareholder” with respect to any of these entities or (iii) furnish to any “United States shareholders” any information that may be necessary to comply with any applicable CFC rules. U.S. investors that may be treated as owning 10% or more of our stock by vote or value should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

Contractual Arrangements and Corporate Structure

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. Through these contractual arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. These contractual arrangements entered into with the VIEs enable us to (i) receive substantially all of the economic benefits and absorb substantially all of the economic losses of the VIEs, and (ii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive consultation and technical service agreements, loan agreements, equity pledge agreements, exclusive purchase option agreements, shareholder voting right trust agreements, and spousal consents, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purpose and consolidate its operating results in our financial statements under U.S. GAAP, to the extent the conditions for the consolidation of the VIE under U.S. GAAP are satisfied.

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

In 2024, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB431.3 million (US$59.1 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2023 and 2024, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2024, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB219.0 million (US$30.0 million) and repaid loans amounted to RMB50.0 million (US$6.9 million) to the VIEs, and the VIEs provided loans amounted to RMB150.0 million (US$20.6 million) and paid loan interest amounted to RMB62.9 million (US$8.6 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2024, the VIEs transferred RMB466.3 million (US$63.9 million) to Kingsoft Cloud Holdings Limited and its subsidiaries for certain properties and equipment purchased from Kingsoft Cloud Holdings Limited and its subsidiaries. In 2024, the VIEs transferred RMB39.3 million (US$5.4 million) to our PRC subsidiaries, and our PRC subsidiaries transferred RMB 12.3 million (US$ 1.7 million) to the VIEs, respectively, for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2022, 2023 and 2024. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

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

Condensed Consolidating Schedule

The following tables present the summary statements of operations for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and the VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,982,511	5,197,596	—	8,180,107
Intra-Group revenues (1)	—	32,027	48,883	374,241	(455,151)	—
Total revenues	—	32,027	3,031,394	5,571,837	(455,151)	8,180,107
Third-party costs and expenses	(148,392)	(258,841)	(2,897,089)	(7,127,199)	—	(10,431,521)
Intra-Group costs and expenses (1)	—	(7,554)	(163,045)	(64,334)	234,933	—
Total costs and expenses	(148,392)	(266,395)	(3,060,134)	(7,191,533)	234,933	(10,431,521)
Operating loss	(148,392)	(234,368)	(28,740)	(1,619,696)	(220,218)	(2,251,414)
(Loss) income from non-operations	(55,168)	129,568	54,313	(591,361)	25,674	(436,974)
Share of loss of subsidiaries	(264,260)	—	—	—	264,260	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,190,364)	—	—	—	2,190,364	—
Net loss	(2,658,184)	(104,800)	25,573	(2,211,057)	2,260,080	(2,688,388)

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,891,095	4,156,366	—	7,047,461
Intra-Group revenues (1)	—	14,655	31,054	443,355	(489,064)	—
Total revenues	—	14,655	2,922,149	4,599,721	(489,064)	7,047,461
Third-party costs and expenses	(36,736)	(262,123)	(2,594,523)	(6,262,630)	—	(9,156,012)
Intra-Group costs and expenses (1)	—	—	(320,354)	(39,695)	360,049	—
Total costs and expenses	(36,736)	(262,123)	(2,914,877)	(6,302,325)	360,049	(9,156,012)
Operating (loss) income	(36,736)	(247,468)	7,272	(1,702,604)	(129,015)	(2,108,551)
(Loss) income from non-operations	(18,205)	274,356	67,576	(407,418)	8,595	(75,096)
Share of loss of subsidiaries	62,514	—	—	—	(62,514)	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,183,913)	—	—	—	2,183,913	—
Net loss	(2,176,340)	26,888	74,848	(2,110,022)	2,000,979	(2,183,647)

	For the Year Ended December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,947,497	4,837,683	—	7,785,180
Intra-Group revenues (1)	—	12,991	21,126	365,009	(399,126)	—
Total revenues	—	12,991	2,968,623	5,202,692	(399,126)	7,785,180
Third-party costs and expenses	(25,975)	(109,775)	(2,821,439)	(6,567,001)	—	(9,524,190)
Intra-Group costs and expenses (1)	—	(25,494)	(223,181)	(42,134)	290,809	—
Total costs and expenses	(25,975)	(135,269)	(3,044,620)	(6,609,135)	290,809	(9,524,190)
Operating loss	(25,975)	(122,278)	(75,997)	(1,406,443)	(108,317)	(1,739,010)
(Loss) income from non-operations	(28,733)	205,632	153,443	(506,601)	(63,773)	(240,032)
Share of profit of subsidiaries	1,072	—	—	—	(1,072)	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(1,913,044)	—	—	—	1,913,044	—
Net (loss) income	(1,966,680)	83,354	77,446	(1,913,044)	1,739,882	(1,979,042)

The following tables present the summary balance sheet data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and the VIEs and their subsidiaries as of the dates presented.

	As of December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	21,752	100,888	1,232,385	900,262	—	2,255,287
Restricted cash	171	—	144,042	89,981	—	234,194
Accounts receivable, net	—	—	401,979	1,127,936	—	1,529,915
Prepayments and other assets	30,456	10,300	704,241	1,067,695	—	1,812,692
Amounts due from related parties	—	—	83,552	182,484	—	266,036
Total current assets	52,379	111,188	2,566,199	3,368,358	—	6,098,124
Non-current assets:
Property and equipment, net	—	63,307	69,729	2,053,109	—	2,186,145
Intangible assets, net	—	—	772,874	61,604	—	834,478
Prepayments and other assets	—	—	151	870,630	—	870,781
Goodwill	—	—	4,556,909	48,815	—	4,605,724
Equity investments	—	13,759	80,057	166,114	—	259,930
Investments in subsidiaries (2)	6,019,179	—	—	—	(6,019,179)	—
Amounts due from related parties	—	228	—	56,036	—	56,264
Operating lease right-of-use assets	—	4,934	28,094	125,804	—	158,832
Total non-current assets	6,019,179	82,228	5,507,814	3,382,112	(6,019,179)	8,972,154
Amounts due from Kingsoft Cloud Holdings Limited	—	5,377	968,032	38,610	(1,012,019)	—
Amounts due from subsidiaries (other than WFOE)	1,834,723	2,635	-	936,337	(2,773,695)	—
Amounts due from WFOE	100,000	—	1,126,854	317,235	(1,544,089)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	8,313,468	2,867,327	—	(11,180,795)	—
Amounts due from group companies	1,934,723	8,321,480	4,962,213	1,292,182	(16,510,598)	—
Total assets	8,006,281	8,514,896	13,036,226	8,042,652	(22,529,777)	15,070,278
Current liabilities:
Accounts payable	—	—	158,279	1,646,804	—	1,805,083
Accrued expenses and other liabilities	916,574	52,347	865,333	1,003,831	—	2,838,085
Short-term borrowings	—	—	—	1,110,896	—	1,110,896
Income tax payable	2,835	—	61,126	—	—	63,961
Amounts due to related parties	—	29,704	48	902,154	—	931,906
Current operating lease liabilities	—	3,819	11,010	63,830	—	78,659
Total current liabilities	919,409	85,870	1,095,796	4,727,515	—	6,828,590
Non-current liabilities:
Long-term borrowings	—	—	—	100,000	—	100,000
Deferred tax liabilities	—	—	142,565	—	—	142,565
Other liabilities	152,733	—	66,703	415,367	—	634,803
Non-current operating lease liabilities	—	1,250	12,631	64,466	—	78,347
Amounts due to related parties	—	—	—	40,069	—	40,069
Total non-current liabilities	152,733	1,250	221,899	619,902	—	995,784
Amounts due to Kingsoft Cloud Holdings Limited	—	100,000	1,834,723	—	(1,934,723)	—
Amounts due to subsidiaries (other than WFOE)	968,032	1,126,854	—	2,867,327	(4,962,213)	—
Amounts due to WFOE	5,377	—	2,635	8,313,468	(8,321,480)	—
Amounts due to VIEs and VIEs’ subsidiaries	38,610	317,235	936,337	—	(1,292,182)	—
Amounts due to group companies	1,012,019	1,544,089	2,773,695	11,180,795	(16,510,598)	—
Total liabilities	2,084,161	1,631,209	4,091,390	16,528,212	(16,510,598)	7,824,374

	As of December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	4,843	295,430	1,180,814	1,167,677	—	2,648,764
Restricted cash	—	—	35,837	45,500	—	81,337
Accounts receivable, net	—	—	424,004	1,044,659	—	1,468,663
Short-term investments	—	—	90,422	-	—	90,422
Prepayments and other assets	31,216	16,003	865,549	1,320,306	—	2,233,074
Amounts due from related parties	—	232	51,902	266,392	—	318,526
Total current assets	36,059	311,665	2,648,528	3,844,534	—	6,840,786
Non-current assets:
Property and equipment, net	—	43,098	52,436	4,534,518	—	4,630,052
Intangible assets, net	—	—	620,773	74,107	—	694,880
Prepayments and other assets	—	—	1,061	448,922	—	449,983
Goodwill	—	—	4,556,909	48,815	—	4,605,724
Equity investments	—	17,197	50,871	166,114	—	234,182
Investments in subsidiaries (2)	6,064,318	—	—	—	(6,064,318)	—
Operating lease right-of-use assets	—	2,105	39,990	94,952	—	137,047
Total non-current assets	6,064,318	62,400	5,322,040	5,367,428	(6,064,318)	10,751,868
Amounts due from Kingsoft Cloud Holdings Limited	—	5,457	1,269,233	86,275	(1,360,965)	—
Amounts due from subsidiaries (other than WFOE)	—	2,690	—	2,658,342	(2,661,032)	—
Amounts due from WFOE	—	—	1,163,360	613,455	(1,776,815)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	9,623,511	3,595,806	—	(13,219,317)	—
Amounts due from group companies	—	9,631,658	6,028,400	3,358,071	(19,018,129)	—
Total assets	6,100,377	10,005,723	13,998,968	12,570,033	(25,082,447)	17,592,654
Current liabilities:
Accounts payable	—	—	166,267	1,710,737	—	1,877,004
Accrued expenses and other liabilities	837,703	79,254	934,439	1,490,594	—	3,341,990
Short-term borrowings	—	—	59,500	2,166,265	—	2,225,765
Income tax payable	2,902	—	66,317	—	—	69,219
Amounts due to related parties	—	29,354	50,191	1,504,654	—	1,584,199
Current operating lease liabilities	—	2,161	18,768	40,329	—	61,258
Total current liabilities	840,605	110,769	1,295,482	6,912,579	—	9,159,435
Non-current liabilities:
Long-term borrowings	—	—	—	1,660,584	—	1,660,584
Deferred tax liabilities	—	12,063	89,614	—	—	101,677
Other liabilities	—	—	69,189	721,082	—	790,271
Non-current operating lease liabilities	—	—	16,403	49,352	—	65,755
Amounts due to related parties	—	—	—	309,612	—	309,612
Total non-current liabilities	—	12,063	175,206	2,740,630	—	2,927,899
Amounts due to Kingsoft Cloud Holdings Limited	—	—	—	—	—	—
Amounts due to subsidiaries (other than WFOE)	1,269,233	1,163,360	—	3,595,806	(6,028,400)	—
Amounts due to WFOE	5,457	—	2,690	9,623,511	(9,631,658)	—
Amounts due to VIEs and VIEs’ subsidiaries	86,275	613,454	2,658,342	—	(3,358,071)	—
Amounts due to group companies	1,360,965	1,776,814	2,661,032	13,219,317	(19,018,129)	—
Total liabilities	2,201,570	1,899,646	4,131,720	22,872,526	(19,018,129)	12,087,334

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and the VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2022
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(40,310)	(16,070)	390,331	(144,977)	—	188,974
Net cash generated from (used in) investing activities	358,010	(1,485,977)	(1,481,824)	(1,167,374)	3,744,300	(32,865)
Net cash (used in) generated from financing activities	(215,923)	1,497,107	743,378	567,592	(3,744,300)	(1,152,146)

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(66,850)	(108,442)	292,797	(286,575)	—	(169,070)
Net cash generated from (used in) investing activities	609,277	(1,557,071)	(181,347)	(1,833,636)	2,289,591	(673,186)
Net cash (used in) generated from financing activities	(681,660)	1,341,798	(408,198)	1,809,799	(2,289,591)	(227,852)

	For the Year Ended December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(82,174)	(141,793)	440,084	412,302	—	628,419
Net cash generated from (used in) investing activities	243,994	(94,984)	(1,217,741)	(3,036,703)	484,989	(3,620,445)
Net cash (used in) generated from financing activities	(213,174)	431,319	640,536	2,881,726	(484,989)	3,255,418

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Kingsoft Cloud Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

We have established our market presence by addressing customers’ comprehensive needs. We provide various advanced cloud products primarily consisted of unified IaaS infrastructure, PaaS middleware, certain SaaS applications and AI solutions, which support a wide range of use cases that enable our customers’ diverse business objectives. We also offer our solutions in a holistic approach by merging our cloud solutions with dedicated customer services. Our end-to-end customer services cover planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals, with strict adherence to high standards and full accountability.

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

We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and solid Premium Customer base with increasing spending. In 2022, 2023 and 2024, we had a total of 537, 486 and 492 Premium Customers, respectively.

Our revenue decreased by 13.8% from RMB8,180.1 million in 2022 to RMB7,047.5 million in 2023, and increased by 10.5% to RMB7,785.2 million (US$1,066.6 million) in 2024. The increase in 2024 was primarily due to the strong demands from AI business and enterprise cloud projects increase, while partially offset by our proactive scale-down of CDN services within public cloud services.

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

The following chart illustrates our cloud platform:

●	Extensive cloud infrastructure. We have established extensive cloud infrastructure which is the foundation of our cloud platform. As of December 31, 2024, we had approximately 100,000 servers, and achieved exabyte-level (which equals to 1,000,000,000 gigabytes) storage capacity.
●	Advanced cloud-native products. Our cloud is architected specifically for customers to run business in an elastic and distributed manner required in disruptive business models. We, as an early mover in serving internet customers, have cultivated proprietary cloud-native technology and have successfully commercialized our technology capabilities through advanced cloud products.
●	Industry-specific solutions. Based on the variety of cloud products, we have designed various industry-specific solutions that can unleash the full potential of our infrastructure resources and add value to our customers. Leveraging our profound industry insights, we have strategically expanded our footprints into selected verticals and have established market presence through dedicated execution.
●	End-to-end fulfillment and deployment. We serve our clients throughout the whole cloud adoption process. At project initiation, we provide planning services with in-depth industry know-how, setting the overarching route for cloud migration. We have customized procedures to help customer to smoothly migrate their mission-critical data and applications on to our cloud platform. With our in-house fulfillment and deployment professionals, we adhere to consistent high standards at every stage of cloud adoption and commit to quality deployment.

Our Products and Solutions

Our Public Cloud Products

Our public cloud products provide on-demand high-performance IT infrastructure resources, offering advantages such as agility, scalability and flexibility. Compared with traditional IT infrastructure, our public cloud products enable rapid adaptation to customers’ business needs without substantial investment in hardware. The public cloud products we offer include cloud computing, cloud containers, cloud storage, cloud network, cloud databases, big data and cloud security products.

Cloud Computing

Our cloud computing products primarily include:

●	Kingsoft Cloud Elastic Compute (“KEC”) Cloud Server: KEC is a core component of Kingsoft Cloud’s computing infrastructure, offering simple, efficient, secure, and highly scalable computing services. It enables users to perform large-scale internet computing, deploy required server environments, and easily adjust resources based on business needs. Compared to physical servers, KEC offers greater flexibility, security, and cost efficiency with a pay-as-you-go model. KEC provides various instance types tailored for different industries and scenarios, including Standard, General-purpose, IO-optimized, Compute-optimized, Performance-ensured, and Galaxy series. With an availability of up to 99.975%, KEC supports seamless failover migration and the stability of user services.
●	Kingsoft Cloud GPU Cloud Server provides general-purpose GPU-accelerated computing, supporting applications such as scientific computing, image rendering, and GPU-based audio and video encoding and decoding. It offers users stable, fast, and flexible computing services, along with a unified and convenient cloud server management experience. Typical use cases for GPU Cloud Server (GEC) include offline training and online inference. Leveraging the powerful computing capabilities of GPUs, GEC serves as a comprehensive platform for training and inference. Additionally, it can be integrated with Kingsoft Cloud Object Storage (KS3) for cloud storage, Kingsoft Cloud Relational Database Service (KRDS) for online database services, and Kingsoft Cloud MapReduce (KMR) for large-scale distributed processing. This enables users to build a fully functional deep learning system, facilitating efficient and secure model training and online service deployment.
●	Kingsoft Cloud Dedicated Host (“KDH”): For users with strong demands for on-premise resource allocation, security and compliance, we offer KDH to provide exclusive physical server resources. Users can create custom-configured dedicated cloud servers on the KDH and apply advanced virtualization technology to achieve resource exclusivity and security, and meet compliance requirements. The features of KDH primarily include resource isolation, custom configuration, flexible creation, adjustable configurations and graphical resource management control.
●	Kingsoft Cloud Bare Metal Servers Elastic Physical Compute (“EPC”): EPC provides exclusive physical servers with excellent performance and native cloud network function support. It helps users quickly build and expand application services with high performance requirements. EPC is equipped with high stability and robust computing performance of physical machines, with no CPU contention or virtualization performance loss. It integrates virtual private networks, load balancing, NAT gateways, maintenance, monitoring, and security protection to ensure seamless compatibility with Kingsoft Cloud’s database, big data, and other services. Users can easily manage the EPC server’s network configuration, storage configuration and operating system interface. The deployment and delivery time for standard models will be shortened to a minimum of 30 minutes, while users only need to specify the configuration and quantity of bare metal servers.
●	Kingsoft Cloud GPU Elastic Physical Compute (“GEPC”) is a physical server equipped with GPUs, combining the high performance of physical servers with the powerful parallel computing capabilities of GPUs. Delivered as dedicated physical machines, GEPC provides high-performance, exclusive physical server clusters with superior computing power. It supports full lifecycle cloud-based management of physical servers, offering a management experience consistent with other Kingsoft Cloud physical server products. GEPC is designed for AI, image rendering, cloud gaming, and AR/VR applications, delivering stable, fast, and highly scalable computing services that empower business innovation and rapid growth.
●	Kingsoft Cloud Auto Scaling (“AS”): AS automatically adjusts the computing resources of KEC based on user-defined policies, enabling optimal and efficient utilization of cloud server resources that align with dynamic changes in user business needs. AS automatically reduces cloud servers to save resources and costs when the business demands decrease, and automatically increases cloud servers to ensure smooth and healthy business operations during the peak demand periods, preventing server crashes due to sudden spikes in workload and providing buffer time for issue resolution. AS offers advantages such as automated deployment, cost savings and fault tolerance capabilities.
●	Kingsoft Cloud Function (KCF): KCF provides users with a fully managed computing environment under the Serverless architecture. Users are relieved from managing server-related operations and deployments, and only need to write and upload core code, and KCF will run the code in a flexible, highly available and cost-effective manner. KCF features efficient development, cost-effectiveness, elastic scalability and simplified operations, and support application scenarios including file processing, data processing and web application development.

●	Kingsoft Cloud AI Compute Platform (“AICP”): AICP provides cloud-native AI computing power and end-to-end management capabilities for developers and operations personnel in machine learning scenarios. It consists of multiple modules, including fundamental resource management, computing power management tools, training and inference task management, asset and permission management. Key features include GPU failure self-healing, task observability, and task orchestration and scheduling. AICP is designed as a one-stop training and inference task management platform, ensuring stable and efficient execution of AI workloads while maximizing computing resource utilization.

Cloud Containers

●	Kingsoft Cloud Container Engine (“KCE”): KCE is developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services we offer. It provides users with reliable, high-performance and scalable container management services with high performance. KCE supports features such as resource scheduling, service discovery, grayscale upgrades, elastic scaling and service orchestration, facilitating users to deploy and operate containerized applications on the container platform.
●	Kingsoft Cloud Container Instance (“KCI”): KCI provides a server-less container service that helps users to manage the full life-cycle of their containers in the cloud without pre-purchasing or managing the underlying servers. Based on KCI, we provide users with container services that are fully compatible with the Kubernetes ecosystem. Users can directly deploy containerized applications and manage them in a Kubernetes-native way. This facilitates the deployment of Kubernetes applications.
●	Kingsoft Cloud Container Registry (“KCR”): KCR provides exclusive container image security hosting services for enterprise-grade customers with strict data security and compliance requirements, multi-region deployments and large-scale clusters. It provides dedicated container image security hosting services, ensuring data security through segmented permission management and network access control.

Cloud Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises upon request. Our key cloud storage products include:

●	Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a scalable, multi-redundant, distributed, and cost-effective storage solution offered by Kingsoft Cloud. It supports multiple programming language SDKs, helping developers address challenges such as storage expansion, data security, and distributed access. KS3 provides exabyte-level storage capacity, allowing each storage bucket to handle a high number of queries per second while ensuring up to 99.999999999% data reliability. Users can easily store and retrieve various data files, including images, audio, video, and text. Additionally, KS3 offers a storage solution optimized for data lakes, compatible with the HDFS protocol and equipped with unified metadata management. It is particularly suited for high-throughput, low-latency computing and analytics scenarios in big data ecosystems, providing enhanced storage acceleration services.
●	Elastic Block Storage (“EBS”): EBS is a block-level data storage service provided for cloud server instances that can be connected to any running KEC instance in the same data center. EBS features high availability, reliability, flexibility and ease of use. It also supports advanced features such as snapshots and mirroring. EBS utilizes a distributed cluster architecture and multi-replica replication technology to effectively mitigate the risk of data single points of failure, providing up to 99.9999999% data reliability.
●	Kingsoft Cloud File Storage (“KFS”): KFS is a file storage service for KEC, EPC and container services. With standard file access protocols, users do not need to modify existing applications. KFS offers users a distributed file system with unlimited capacity, performance scaling, single namespace, multi-party sharing, high reliability and availability.

●	Kingsoft Cloud High-Performance File Storage (“KPFS”): KPFS is a fully managed, ready-to-use high-performance distributed file storage service designed for KEC instances, bare metal servers, and container services. Leveraging high-performance RDMA networking and flexible caching strategies, KPFS delivers high throughput and low latency, making it ideal for AI training, autonomous driving, video rendering, and other performance-intensive workloads.
●	Kingsoft Cloud Data Migration Service (“KMS”): KMS aims to assist users in migrating data from other cloud vendors or on-premises IDCs to our Object Storage Service. We provide both online and offline migration to meet various migration scenarios. Online migration involves deploying software to migrate user data to KS3 and is suitable for scenarios with small data volumes, stable network environments and sufficient bandwidth. Offline migration entails deploying hardware in the data source IDC to migrate a large number of files offline to KS3, which addresses challenges such as low transmission efficiency, long transmission times and poor security in large-scale data transfer scenarios.
●	Kingsoft Cloud Hybrid Cloud Distributed Object Storage (KingStorage-OBS): Built on a commercially validated, exabyte-scale distributed storage infrastructure, KingStorage-OBS delivers cloud-native object storage capabilities. It provides users with an elastic, on-demand, and cost-effective solution for massive unstructured data storage. KingStorage-OBS is widely applicable in private cloud, dedicated cloud, container cloud, video streaming, big data processing, backup, and archival scenarios.

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

●	Server Load Balancing (“SLB”): SLB is a network service that distributes traffic to multiple cloud servers within a computing cluster. Traffic distribution can quickly improve the external service capability of the application system. SLB hides the actual service port, enhances the security of the internal system and improves the availability of the application system by eliminating single point service failures. SLB supports both public and private network services. SLB provides 4-layer (TCP, UDP) and 7-layer (HTTP, HTTPS) network services, and supports binding and unbinding of EIPs, increasing flexibility and improving service availability. SLB supports distributed clusters to conduct health checks on backend servers based on configurations and automatically isolates backend servers with abnormal states. SLB also supports session persistence for both TCP and HTTP protocols, directing requests from the same client to the same backend server. For HTTPS protocol, SLB provides a centralized certificate management system, meeting various needs for reliable, fast and secure data transmission.
●	Application Load Balancing (“ALB”): ALB is an application-level load balancing service tailored for HTTP and HTTPS. It provides performance isolation, resource segregation and robust elasticity, enabling efficient handling of large-scale application layer traffic.
●	Elastic IP (“EIP”): EIP is an IP address associated with the user account, which can be bound to any cloud server, cloud physical host or load balancing of the user. With EIP, users can quickly re-map an address to another cloud server, cloud physical host or load balancing in their accounts to shield instance failures.
●	Band Width Share (“BWS”): BWS enables sharing peak bandwidth across multiple EIPs, allowing centralized bandwidth throttling based on these EIPs and flexible adjustment of bandwidth. BWS consists of a public network bandwidth and a group of EIPs, all of which can share the same bandwidth, thereby increasing flexibility in bandwidth usage and reducing costs.
●	Virtual Private Cloud (“VPC”): VPC helps users build a customized, logically isolated and proprietary network. Users can use a dedicated connection or VPN connection to build a hybrid cloud network with VPC and their existing data centers. All cloud resources can be connected to a VPC network, which also allows users to establish and manage security policies and network access control policies. We also provide peering service to connect two VPCs for data synchronization, enable users to reside multiple VPCs across different regions.

●	Network Address Translation (“NAT”): NAT is a service that converts private IP addresses and public IP addresses within a Virtual Private Cloud (“VPC”), allowing cloud servers or cloud physical hosts without public IP addresses to access the Internet. Kingsoft Cloud NAT is suitable for scenarios requiring large bandwidth, high usage of public IPs, and multiple services for public access. If users wish to hide the public IP of hosts within the VPC to avoid exposing their network infrastructure while still accessing the public Internet, Kingsoft Cloud NAT fulfills this requirement.
●	Peering: VPC Peering is a service used for cross-VPC network data synchronization, enabling network communication between two peered VPCs. It supports VPC interconnectivity in the same or across regions and accounts. By configuring routing on both ends, traffic can flow seamlessly between different VPCs. Peering does not rely on any single hardware component, ensuring there are no single points of failure or bandwidth bottlenecks.
●	Cloud Enterprise Network (“CEN”): CEN aims to provide customers with a high-quality, large-scale cloud-wide area network (WAN) that offers enterprise-level communication capabilities. It supports multiple scenarios, such as VPC-to-VPC connectivity in the cloud and VPC-to-on-premises data center connectivity. By creating a CEN instance, users can add network instances that require interconnection (either user-created VPCs or boundary gateways for on-premises data center access) and configure routing. Users can also define bandwidth between connected regions, quickly building a dedicated WAN in the cloud.

Cloud Databases

We have a full stack database product portfolio, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and loss less data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

●	Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable and flexible online relational database that can be used at any time. It has multiple security protection features and an optimized performance monitoring system, and provides database backup, recovery and optimization features. We offer various versions of KRDS at users’ choice based on the type of their servers.
●	Kingsoft Cloud Distributed Relational Database Service (“KDRDS”): KDRDS is a distributed relational database service compatible with MySQL. It effectively addresses the issue of unsmooth database scaling while providing features such as read-write separation and configuration scaling, enabling a flexible, streamlined, efficient and stable public cloud-based distributed database service for large-scale data operations.
●	Kingsoft Cloud Redis Cloud Database: Kingsoft Cloud Redis Cloud Database provides on-demand, stable and reliable online caching and key-value storage service. It supports both cluster and master-slave configurations, providing features such as automatic disaster recovery failover, instance monitoring and online scaling.
●	Kingsoft Cloud MongoDB Cloud Database: Kingsoft Cloud MongoDB Cloud Database is a document-oriented database that is fully compatible with the MongoDB protocol. It supports various architectures such as replica sets, sharded clusters and multiple versions. With capabilities such as high availability, backup and recovery, comprehensive monitoring, and auxiliary operations, it offers customers an integrated MongoDB fully managed service solution.
●	Kingsoft Cloud Vector Database Milvus: Kingsoft Cloud Vector Database Milvus is specifically designed to handle input vector queries, capable of processing indexes with billions of vectors. It finds wide applications in AI domains such as intelligent customer service, recommendation systems, NLP services and computer vision. It serves as an external knowledge base for large models, expanding the cognitive boundaries of such models.
●	Kingsoft Cloud Distributed Database TiDB Enterprise Edition: The TiDB Enterprise Edition is a NewSQL cloud database. It is highly compatible with the MySQL protocol and offers features such as strong data consistency, horizontal elastic scalability, financial-grade high availability, real-time HTAP (Hybrid Transactional and Analytical Processing), out-of-the-box functionality, and cloud-native capabilities. This makes TiDB Enterprise Edition a simple and reliable one-stop HTAP solution for users.

●	Kingsoft Cloud Database Management Platform (“KDMP”): KDMP is a database management product that offers asset management for multiple types of databases and monitoring dashboards across multiple instances. It facilitates the usage and operation of databases for customers, reducing operational pressure and costs.
●	Kingsoft Cloud Data Transmission Service (“KDTS”): KDTS is designed for data migration, synchronization and subscription among data sources. In addition to meeting common application scenarios such as non-stop data migration and synchronization, it also fulfills the requirements of business application scenarios such as database disaster recovery and data integration. KDTS currently supports various mainstream databases, including relational, non-relational and analytical databases.

Big Data

We have a comprehensive stack of big data products and compatibilities. All products are empowered by providing elastic scaling and seamless access to cloud storage. We also provide an interactive query engine for users to easily organize and analyze data on the cloud, which is an important step in utilizing data lake. In response to industry-wide developments in the research on computer vision, automatic speech recognition and natural language processing, we have built the underlying technologies that underpin big data platforms. Our key big data products include:

●	Kingsoft Cloud Managed Hadoop/MapReduce (“KMR”): KMR is a big data platform built on Kingsoft Cloud that provides functions for collecting, storing, processing, and presenting massive amounts of data. The KMR platform not only helps enterprises extract knowledge from big data but also supports business decision-making and data applications. Fully compatible with the open-source Hadoop/Spark community, KMR enhances the usability and stability of open-source components while offering managed operation, elastic management, and security control for big data platforms. This allows enterprises to focus on their business, improve efficiency, and reduce costs and timelines for infrastructure development.
●	Kingsoft Cloud Managed Kafka: Managed Kafka is an important component of the KMR product suite and is a distributed, high-throughput, and highly scalable messaging system built on Kingsoft Cloud. The Kafka-based message queue is widely used in big data fields such as log collection, monitoring data aggregation, stream data processing, and both online and offline analytics, making it an indispensable part of the big data ecosystem.
●	Kingsoft Cloud Elasticsearch Service (“KES”): KES is a cloud-based, fully managed service based on the open source search engine, Elasticsearch. It integrates Kibana, a data visualization dashboard software, and common plug-ins to provide near-real-time storage, search, and analysis features that allow user to manage ultra-large datasets in a visualized, real-time and efficient manner.
●	Kingsoft Cloud Log Service (“KLog”): KLog is a comprehensive solution for managing log data. It offers a range of services including log collection, storage, processing, retrieval analysis, real-time consumption, data delivery, alerting and visualization, which enhance operational and maintenance efficiency. Users can seamlessly access the service within five minutes without concerns about resource scaling issues, enjoying stable, reliable, and intelligent log management services.
●	Kingsoft Cloud AxisBI (“AxisBI”): AxisBI is an enterprise-grade agile big data visualization and analytics platform. It offers a wide range of visual chart components, empowering users to easily conduct data analysis, exploration, report creation and large-screen visualization through drag-and-drop operations. The intelligent Q&A module enables chart generation based on natural language, significantly lowering the user barrier and facilitating data-driven operations for enterprises.
●	Kingsoft Cloud Data Warehouse ClickHouse (“ClickHouse”): ClickHouse is a distributed column-oriented database designed for online analytical processing queries. It enables flexible and fast creation of clusters of various specifications in the cloud and provides comprehensive auxiliary operation and maintenance functions, effectively simplifying the workload of deployment and maintenance.
●	Kingsoft Cloud Relyt (“Relyt”): Relyt is a cost-effective, native and intelligent data cloud service that is accessible to everyone. Built on the latest generation of cloud computing technologies and leveraging breakthrough data processing architectures, Relyt delivers outstanding data warehouse query capabilities, significantly enhancing cost-effectiveness, availability and user experience.

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

Exclusive Cloud Solutions

Exclusive Cloud is a cloud computing service model based on dedicated physical devices, providing customers with a fully physically isolated block storage cluster to achieve end-to-end exclusive deployment of computing and storage resources. This solution delivers hardware resources exclusively to a single customer, ensuring zero resource sharing, while also incorporating the elastic scalability of the cloud to meet the enterprise’s core requirements for data sovereignty, high performance, and strong security compliance.

Exclusive Cloud is particularly suited for core business systems in industries such as finance, government, healthcare, and high-end manufacturing. It can support business scenarios with high demands for resource exclusivity and stability, such as ERP, core databases, and big data analysis platforms, providing a cloud infrastructure that combines the security of private clouds with the agility of public clouds.

By deeply integrating the mature high-availability architecture of public cloud with the physical isolation characteristics of Exclusive Cloud, while also maintaining “controllability” and “cloud capability,” this solution achieves the best of both worlds.

The core advantages include:

●	Physical-Level Security Isolation
o	Physical Isolation: Exclusive Cloud provides independent storage resource pools through physical isolation, ensuring that user services and data are completely segregated from other users.
o	Compliance Support: Meets stringent requirements for data security and compliance, ensuring that businesses in sectors such as finance and healthcare comply with relevant regulatory standards.
●	Flexible Resource Autonomy and Control
o

Self-Management: Users have full management rights over storage resources, allowing them to flexibly allocate, adjust, and optimize storage capacity and performance based on their needs, without relying on cloud service providers.

o

Customizable Configuration: Supports customization of computing (e.g., number of cores, memory) and storage performance parameters (e.g., IOPS, throughput) based on business requirements, catering to personalized needs in different application scenarios.

o	Granular Access Control: Provides fine-grained access control, enabling users to configure access policies based on business needs, ensuring that only authorized personnel can access sensitive data.
●	Full Lifecycle Operational Support
o

While enjoying exclusive physical resources, users can still leverage capabilities such as multi-active disaster recovery and cross-cluster backup, consistent with public cloud, to ensure critical business systems meet rigorous reliability and availability requirements.

o

Seamless Integration with Public Cloud Ecosystem: Supports direct integration with global load balancing, cloud monitoring, and automation operations tools from public cloud, ensuring the operational experience and API compatibility are identical across Exclusive Cloud and public cloud, reducing hybrid cloud management complexity.

The scenario value includes:

●	Zero Transformation for Business Systems: Traditional systems can be migrated to Exclusive Cloud without reengineering, gaining the elasticity of cloud computing.

●	Acceleration for Data-Intensive Applications: Provides stable, high-performance computing power for AI training, real-time risk control, genetic sequencing, and other scenarios.
●	Compliance-Driven Industries: Meets strict regulatory requirements such as “same-city dual-active + offsite disaster recovery” for the financial sector and “one department, one cluster” for government cloud.

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

The key value we bring includes:

●	Digitalization: Public service organizations are able to connect data across multiple departments, improve work efficiency, enhance security, and transform data resources into data assets, which ultimately realize digital transformation.
●	Reliability: The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.
●	Comprehensiveness: Based on the public cloud technologies, we can provide a series of services from the construction, operation and management of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.
●	Intelligence: Based on the public service cloud, we provide AI-powered services for specific industries and fields, helping organizations enhance production efficiency and achieve higher levels of business intelligence.

Digital Healthcare Solutions and Services

Our digital healthcare solutions and services provide high-performance, reliable, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare relying on our top-level cloud resources, abundant cloud products and excellent cloud service. It features big data analysis service for administrators, health management service for residents, cloud infrastructure for large and medium medical institutions and cloud application service for small and medium medical institutions.

Our digital healthcare solutions and services feature platformization, integration and digital intelligence, integrating five major business segments, including regional health cloud, medical imaging cloud, regional core business cloud, medical community platform and intelligent hospitals. We have successfully deployed flagship projects for leading institutions.

●	Regional Health Cloud: Targeting regional medical and health businesses at the provincial and municipal levels, employing cloud computing, big data, middleware architecture, blockchain, and other emerging technologies to empower both technical and business aspects of regional medical and health applications. The initiative aims to construct a cloud-based, data-aggregated, comprehensively governed, and business-interconnected medical and health big data center. It aligns with the General Medical Information System (GMIS) to enable the integration and coordination across healthcare infrastructures.

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

●	Medical Imaging Cloud: Based on cloud computing, big data, and artificial intelligence technologies, adopting an integrated model of construction and management, establishing a unified platform, innovative services, and an ecosystem-integrated regional imaging cloud. The regional imaging cloud facilitates the integration of medical resources within the region, enables regional image collaboration and result recognition, promotes hierarchical diagnosis and treatment, and encourages sharing of medical imaging data, thus unlocking the value of medical imaging data.

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

●	Regional Core Business Cloud: We propose the concept of coordinated high-quality development of regions and medical institutions for regional public hospitals, constructing a SaaS-based regional medical core business platform. This platform employs a multi-tenant architecture to enable multiple hospitals to share the platform without affecting each other. Through regional coordination of data platforms, it achieves the unity of hospital data centers and regional data centers, ensuring that all medical institutions in the region obtain high-quality information systems, thereby facilitating hospitals and regions to jointly achieve various high-level certifications.
●	Medical Community Platform: For closely-knit county-level medical community businesses, leveraging emerging technologies such as cloud, big data, IoT, and AI, constructing a medical community information platform with a middleware architecture, providing integrated solutions for comprehensive data management and decision-making, intelligent primary medical services, collaborative services for regional medical institutions, smart medical services, convenient and beneficial health services, unified management of personnel, finance, and materials, as well as operational supervision.

●	Intelligent Hospitals: Targeting large hospitals and medical research institutions, providing end-to-end solutions for intelligent hospital construction based on our in-depth understanding of medical research. Building on a multi-modal research data management platform to construct a “cloud-level” multi-modal research data warehouse, integrating various clinical and research data assets, such as patient diagnosis and treatment data, medical images, pathological examinations, and biological sample data, to bridge information silos and support cross-institutional sharing of medical records and clinical research data.

We provide digital transformation solutions for hospitals that enhance efficiency, interoperability, and overall patient care through innovative technologies and streamlined processes.

●	Cloud-based Architecture Transformation: Digitally redesigning hospital information systems with a focus on architecture reconstruction, and leveraging microservices as the core to assist in transforming hospital business systems
●	Integrated Data Center Solution: Expanding data assets and capabilities via middle platform architecture, artificial intelligence and lake-house technologies, and supporting the transformation of data architecture and the deepening of digital transformation in hospitals
●	Research-Oriented Hospital Solution: Developing a cloud-based, multi-modal research data warehouse to bridge information silos to support cross-institutional sharing of medical records and clinical research data, and to provide a comprehensive research support environment to facilitate interdisciplinary research and achieve sustainable development in medical research and innovation.

In addition, our AI healthcare solutions provide end-to-end capabilities, ranging from AI-native infrastructure to model management, data platforms, and application development. With deep expertise in the healthcare industry, we have developed high-quality proprietary AI scenarios and integrated third-party solutions to optimize key medical workflows, including diagnosis, treatment, and operational efficiency. We offer robust document understanding and generation capabilities through AI assistants like WPS AI, enhancing electronic medical record creation, knowledge summarization, logical reasoning, and automated documentation processes. Our AI solutions also support a diverse ecosystem of foundational models and industry-specific large models, integrating both proprietary and open-source models to meet various healthcare needs. Our AI-powered healthcare ecosystem is supported by a one-stop large-model management platform (MaaS), which includes:

●	Data for AI: A multi-modal management platform (KDX) that aggregates healthcare data, offers native training data visualization, and strengthens AI training quality and performance.
●	AI as a Service: A dedicated model production platform (KAX) enabling large-model lifecycle management, including incremental training, fine-tuning, prompt engineering, and automated deployment.
●	AI-native Infrastructure: A regional AI computing center in Hubei, designed to support cloud-native and AI-native trends, ensuring hospitals can adopt and scale AI-driven innovations in diagnostics, patient management, and research.

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

Financial Service Cloud Solutions

We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in financial service sector. We have pioneered the private deployment of public cloud technologies, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation, and allow them to unleash the value of data assets. For example, our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. Furthermore, we, through Camelot, offer comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. The key value we bring includes:

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

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2024, we owned two data centers and approximately 100,000 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing significantly in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment, network resources and data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

Cloud Technologies

We create and apply cutting-edge technologies to drive our development of products and solutions. Our core technologies include:

Cloud Native

We provide various computing delivery models, including container clusters, serverless container instances, and cloud functions. Our solutions support managed image repositories, Prometheus monitoring systems, service meshes, and other key ecosystem components, offering customers scalable and flexible cloud-native infrastructure.

Virtualization

We have built a complete virtualization technology stack. Technologies like x86/ARM CPU virtualization, memory virtualization, high-performance storage and network virtualization, GPU (graphics processing unit) virtualization, with critical features such as smooth live migration and live patching, are all well supported and applied to our cloud products. Additionally, the introduction of new hardware, such as smart NICs offloads storage and network I/O, further reduces latency and provides excellent support and user experience for our cloud products.

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

Data Lake and Data Analytics

Our data lake technology enables the storage, management, and analysis of massive volumes of structured and unstructured data, offering customers a simple, cost-effective, and maintenance-free big data computing platform. Such technology allows businesses to gain insights from their data, facilitating more informed decision-making.

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB971.2 million, RMB784.8 million and RMB846.0 million (US$115.9 million) of research and development expenses in 2022, 2023 and 2024, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We focus on building and maintaining a large pool of talented researchers to drive our research and development efforts. We provide rigorous training to new recruits to familiarize them with our platform and thereby closely integrate them into our research and development staff. We had a team of approximately 1,188 engineers, researchers, programmers and computer and data scientists as of December 31, 2024. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

Since 2023, we have been building our Beijing-Wuhan dual Research and Development Center. Through voluntary relocation of key research and development staffs from Beijing, and local recruitment in Wuhan, our Wuhan team has quickly grown to over 600 people (including outsourcing staff and interns, etc.), accounting for approximately 53% of our total research and development personnel.

The development of our cloud products and solutions is underpinned by our strong R&D capabilities. Our continuous investments in research and development activities result in a wealth of intellectual properties. As of the date of this annual report, we have registered 1404 patents, 699 trademarks, 884 copyrights, and 135 domain names in China and overseas.

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

As of the date of this annual report, we have registered 1404 patents, 699 trademarks, 884 copyrights, and 135 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

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

In April 2025, we published our ESG report for 2024. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.

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

ESG-related Risks and Opportunities

As of the date of this annual report, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations. By referencing Sustainable Development Goals (SDGs), exchange requirements, investor concerns, domestic and international policies, and aligning with our corporate strategy, we have identified 18 key ESG topics. Through systematic research and analysis, we have gauged internal and external stakeholders’ levels of concern for each ESG topic. Using dual dimensions of “materiality to Kingsoft Cloud” and “materiality to stakeholders”, we prioritized these key ESG topics. This year’s assessment yielded 9 highly material topics and 9 generally material topics, visualized in our materiality matrix below:

Highly material
Generally material
Materiality to Stakeholders
Societal Impact of Products & Services
Products & Services Stability and Quality
Ethical Business Practices
Privacy & Data Security
Sustainable Supply Chain
Intellectual Property Rights Protection
Development & Training
Customer Services
Technological Innovation
Green Operation
Renewable & Energy Efficiency
Operational Waste
Climate Change & Business Continuity
Employee Rights
Talent Attraction & Retention
Corporate Responsibility
Heath & Safety
Labor Standards
Generally material
Highly material
Materiality to Kingsoft Cloud

Integrity and ethics, building a credible development ecosystem

We strictly comply with all applicable business ethics laws and regulations in its operating jurisdictions. We require every employee and partner to uphold core values of integrity, adhere to the high standards of business ethics, and collectively build a commercial ecosystem characterized by fairness, honesty, trustworthiness, and transparency.

Ensure Stable Operations, Creating Reliable Cloud Services

We are committed to upholding the value of “customer first, thrive on technology.” While ensuring data security and personal privacy, we leverage technological innovation as the driving force to continuously enhance the quality of our products and services. We are committed to creating a secure, stable and reliable cloud service environment, empowering customers with efficient operations, and driving the long-term sustainable development of their businesses.

United in Purpose, Sharing the Fruits of Corporate Growth

We recognize that employees are the fundamental force driving corporate sustainable development. We respect and safeguard employees’ legitimate rights, foster a diverse, equitable, healthy, and safe workplace, ensure open communication channels, and demonstrate our human-centric values. We are committed to building a fair, transparent, and competitive compensation and benefits system, continuously improving career advancement and talent development programs to enable mutual growth for both employees and the Company.

Green Action, Building an Ecologically Harmonious Homeland Together

We strictly comply with laws and regulations related to environmental protection, such as the Environmental Protection Law of the People’s Republic of China, the Energy Conservation Law of the People’s Republic of China, and the Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Wastes. Aligning with the national “30/60” dual carbon goals, we integrate green and environmentally friendly principles into the daily management of our data centers and office buildings. Through consistent tangible actions, we fulfill our commitment to green operations. We are committed to refining the climate governance structure, enhancing management strategies, strengthening climate risk management, setting and monitoring climate goals, and actively addressing climate challenges.

Managing at the Source, Toward a Sustainable Supply Chain

We are committed to fairness, integrity, transparency, and mutually beneficial cooperation in its engagement with suppliers. We continue to refine ESG-related policies and expectations, drawing on leading concepts and best practices developed in-house. By doing so, the Company empowers its suppliers and works collaboratively to build a resilient, sustainable supply chain.

Start With Ourselves, Jointly Paint a Blueprint for Public Welfare and Charity

We leverage our core strengths by embedding social responsibility into its products and services. Through widespread deployment of advanced technologies in healthcare, government services, and other critical sectors, the Company actively advances public welfare initiatives dedicated to building sustainable societal well-being.

Licenses and Permits

The following table sets forth the details of the material licenses and permits necessary for the operation of our business in China.

Entity Holding the License/
License/Permit	Permit	Grant Date	Expiration Date
VAT License	Kingsoft Cloud Network	July 22, 2020	March 5, 2029
VAT License	Kingsoft Cloud Network	February 24, 2021	March 27, 2028
VAT License	Beijing Jinxun Ruibo	September 30, 2021	June 24, 2027
VAT License	Beijing Jinxun Ruibo	February 18, 2022	February 18, 2027
VAT License	Kingsoft Cloud Information	January 17, 2019	December 15, 2028
VAT License	Kingsoft Cloud Information	September 30, 2021	September 30, 2026
VAT License	Kingsoft Cloud Network	November 28, 2017	October 9, 2027
VAT License	Nanjing Qianyi	April 9, 2018	December 30, 2027
VAT License	Nanjing Qianyi	April 3, 2018	September 27, 2027
VAT License	Wuhan Kingsoft Cloud	July 26, 2024	July 26, 2029
VAT License	Wuhan Kingsoft Cloud	September 30, 2021	December 14, 2025
VAT License	Shanghai Jinxun Ruibo	January 24, 2022	January 24, 2027
VAT License	Shenzhen Yunfan	April 29, 2022	October 26, 2025

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, as promulgated by the NDRC and the Ministry of Commerce and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), as promulgated by the NDRC and the Ministry of Commerce and taking effect on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally not open up or restricted to foreign investment, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

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

According to the 2024 Negative List and the currently effective Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council and took effect from November 1, 2024, as for the value-added telecommunications business types which fall within China’s commitment to the WTO, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise shall not exceed 50%, except as otherwise stipulated by the state. In Particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

On January 12, 2017, the State Council issued the Notice on Several Measures for Expansion of Opening-up Policy and Active Use of Foreign Capital, which purports to relax restrictions on foreign investment in sectors including services, manufacturing and mining. Specifically, this notice proposes to gradually open up telecommunications, internet, culture, education and transportation industries to foreign investors. On July 25, 2023, the State Council issued the Opinion on Further Optimizing the Environment for Foreign Investment and Increasing Efforts to Attract Foreign Investment, which further proposes to gradually open up value-added telecommunication to foreign investors in more pilot areas. On April 8, 2024, the MIIT promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services. The pilot program will be first carried out in the designated districts in Beijing, Shanghai, Hainan and Shenzhen. In regions approved to carry out the pilot program, restrictions on foreign equity ratios will be removed for internet data centers (IDC), content delivery networks (CDN), internet service providers (ISP), online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video, and internet culture), as well as information protection and processing services. The relevant local telecommunication authorities have subsequently published the guidance to implement the aforementioned notice.

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

On September 24, 2024, the CAC promulgated the Regulations for the Administration of Network Data Security, which came into effect on January 1, 2025. The Regulations for the Administration of Network Data Security restates and further specifies the legal requirements for personal information, important data, cross-border data transfer, network platform services, and data security. Among others, if the network data processing activities have or may have impacts on national security, such activities shall be subject to national security review in accordance with relevant laws and regulations. Any failure to comply with such requirements may subject us to suspension of services, fines, revocation of relevant business permits or business licenses and other penalties.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day, and was recently amended on December 4, 2023, by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Uncertainties still exist with respect to its interpretation and implementation. The Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including entities and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the account holder.

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

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the Provisional Regulations on Value-added Tax will be abolished at the same time. According to the Value-Added Tax Law, the VAT rates applicable to general taxpayers are 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method is 3%.

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

We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of the ADSs on the Nasdaq and the ordinary shares on the Hong Kong Stock Exchange, or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas securities offerings.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are an exempted company with limited liability incorporated in the Cayman Islands. Our PRC subsidiaries, Beijing Kingsoft Cloud and Yunxiang Zhisheng are considered foreign-invested enterprises. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and their subsidiaries, based on a series of contractual arrangements. Through these contractual arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company, and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities only for accounting purposes and we consolidate these variable interest entities under U.S. GAAP. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP, to the extent the conditions for consolidation of VIEs under U.S. GAAP are satisfied.

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

4.D.Property, Plant and Equipment

Our current principal executive offices are located at Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease properties in Beijing and certain other cities where we operate with an aggregate of approximately 48,521.48 square meters as of December 31, 2024. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities. We also have two data centers in Beijing and Tianjin, China, to support our business.

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

5.A.Operating Results

Key Factors Affecting Our Results of Operations

Trends in China’s economic conditions and development of China’s cloud industry

Our business and results of operations are significantly affected by China’s overall economic conditions and the development of China’s cloud industry. The development of the cloud industry in China is expected to be driven by massive, high-growth demand from internet verticals, increasing penetration in traditional enterprises and public service organizations, the large-scale launching of new technologies, increasing adoption of AI technologies, requirement for dedicated industry specific cloud services, favorable government policies, higher requirement on data compliance, data loss prevention and non-conflict of interest, demand for internet infrastructure construction, deepening digitalization, overseas expansion of Chinese companies, among others. As a market leader, we have captured, and are likely to continue to capture, the various market opportunities brought by the development of China’s cloud industry.

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

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers is 537, 486 and 492 in 2022, 2023 and 2024. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

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

	For the Year Ended
	December 31,
	2022	2023	2024
Public Cloud Services
Number of Public Cloud Service Premium Customers	197	214	219
Average revenues per Public Cloud Service Premium Customers (RMB in million)	26.7	20.1	19.7

Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	347	285	287
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)	7.9	9.1	9.1
Total
Number of Premium Customers	537	486	492
Average revenues per Premium Customer (RMB in million)	14.9	14.2	14.0

Key Components of Results of Operations

Revenues

We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public Cloud Services Revenues	5,360,282	65.6	4,381,741	62.2	5,007,251	685,991	64.3
Enterprise Cloud Services Revenues	2,816,976	34.4	2,663,993	37.8	2,777,777	380,554	35.7
Others	2,849	0.0	1,727	0.0	152	21	0.0
Total Revenues	8,180,107	100.0	7,047,461	100.0	7,785,180	1,066,566	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, video, intelligent mobility, e-commerce, AI and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the public service, healthcare, financial service businesses, and private-owned enterprises among others. We generally charge our enterprise cloud service customers on a project basis. We also charge enterprise cloud service customers based on performance completed to date.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	4,275,298	55.1	3,211,235	51.8	2,892,054	396,210	44.9
Depreciation and amortization costs	990,665	12.8	774,019	12.5	1,090,082	149,341	16.9
Fulfillment costs	396,767	5.1	229,471	3.7	235,693	32,290	3.7
Solution development and services costs	1,873,932	24.2	1,804,792	29.1	1,993,087	273,052	30.9
Other costs	213,907	2.8	177,775	2.9	233,338	31,966	3.6
Total cost of revenues	7,750,569	100.0	6,197,292	100.0	6,444,254	882,859	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	971,216	36.2	784,807	26.5	845,989	115,900	27.5
Selling and marketing expenses	560,059	20.9	460,221	15.6	479,369	65,673	15.6
General and administrative expenses	1,149,677	42.9	1,060,022	35.8	834,854	114,375	27.1
Impairment of long-lived assets	—	—	653,670	22.1	919,724	126,002	29.8
Total operating expenses	2,680,952	100.0	2,958,720	100.0	3,079,936	421,950	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Staff expenses (excluding share-based compensation)	732,492	75.4	621,615	79.2	683,284	93,610	80.8
Share-based compensation	87,812	9.0	50,145	6.4	50,895	6,973	6.0
Other miscellaneous expenses	150,912	15.6	113,047	14.4	111,810	15,317	13.2
Total research and development expenses	971,216	100.0	784,807	100.0	845,989	115,900	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff expenses (excluding share-based compensation)	279,178	49.9	238,401	51.8	229,212	31,402	47.8
Share-based compensation	68,562	12.2	6,977	1.5	45,572	6,243	9.5
Marketing and promotion expenses	9,512	1.7	9,114	2.0	4,691	643	1.0
Depreciation and amortization expenses	148,797	26.6	154,332	33.5	147,791	20,247	30.8
Other miscellaneous expenses	54,010	9.6	51,397	11.2	52,103	7,138	10.9
Total selling and marketing expenses	560,059	100.0	460,221	100.0	479,369	65,673	100.0

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff expenses (excluding share-based compensation)	318,705	27.7	287,470	27.1	318,699	43,662	38.2
Share-based compensation	187,843	16.3	114,766	10.8	101,106	13,852	12.1
Credit losses	346,869	30.2	502,184	47.4	312,373	42,795	37.4
Other miscellaneous expenses	296,260	25.8	155,602	14.7	102,676	14,066	12.3
Total general and administrative expenses	1,149,677	100.0	1,060,022	100.0	834,854	114,375	100.0

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 10.5% from RMB7,047.5 million in 2023 to RMB7,785.2 million (US$1,066.6 million) in 2024, which was attributable to the strong demands from AI business and enterprise cloud projects increase, while partially offset by our proactive scale-down of CDN services within public cloud services.

Public cloud services

Our revenues generated from public cloud services increased by 14.3% from RMB4,381.7 million in 2023 to RMB5,007.3 million (US$686.0 million) in 2024, primarily driven by the strong demands from AI business, partially offset by our proactive scale-down of CDN services within public cloud offerings.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 4.3% from RMB2,664.0 million in 2023 to RMB2,777.8 million (US$380.6 million) in 2024, primarily due to the increase in enterprise cloud projects.

Cost of revenues

Our cost of revenues increased by 4.0% from RMB6,197.3 million in 2023 to RMB6,444.3 million (US$882.9 million) in 2024, primarily driven by (i) the increase in depreciation and amortization costs from RMB774.0 million in 2023 to RMB1,090.1 million (US$149.3 million) in 2024, mainly as a result of depreciation of new acquired servers related to AI business, (ii) the increase in fulfillment costs RMB229.5 million in 2023 to RMB235.7 million (US$32.3 million) in 2024, in line with enterprise cloud projects increase, and (iii) the increase in solution development and services costs from RMB1,804.8 million in 2023 to RMB1,993.1 million (US$273.1 million) in 2024, and partially offset by the decrease in IDC costs from RMB3,211.2 million in 2023 to RMB2,892.1 million (US$396.2 million) in 2024, in line with our cost control measures adjustment of CDN services.

Gross profit

As a result of the foregoing, our gross profit increased by 57.7% from RMB850.2 million in 2023 to RMB1,340.9 million (US$183.7 million) in 2024. Our gross profit margin increased from 12.1% in 2023 to 17.2% in 2024, primarily because of the optimization of revenue mix and our effective cost controls.

Research and development expenses

Our research and development expenses increased by 7.8% from RMB784.8 million in 2023 to RMB846.0 million (US$115.9 million) in 2024, mainly due to the rise in personnel-related expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 4.2% from RMB460.2 million in 2023 to RMB479.4 million (US$65.7 million) in 2024, mainly due to the increase of share-based compensation.

General and administrative expenses

Our general and administrative expenses decreased by 21.2% from RMB1,060.0 million in 2023 to RMB834.9 million (US$114.4 million) in 2024, primarily attributable to the decrease of credit loss expense.

Operating loss

As a result of the foregoing, our operating loss decreased by 17.5% from RMB2,108.6 million in 2023 to RMB1,739.0 million (US$238.2 million) in 2024. Our operating loss margin decreased from 29.9% in 2023 to 22.3% in 2024.

Interest income

Our interest income decreased by 65.6% from RMB78.4 million in 2023 to RMB27.0 million (US$3.7 million) in 2024.

Interest expense

Our interest expense increased by 57.3% from RMB146.0 million in 2023 to RMB229.7 million (US$31.5 million) in 2024.

Foreign exchange loss

We recorded foreign exchange loss of RMB19.5 million (US$2.7 million) in 2024, as compared to RMB57.2 million in 2023, primarily because of a slighter depreciation of RMB against U.S. dollar in 2024 compared with 2023.

Other loss, net

We recorded other loss, net of RMB12.9 million (US$1.8 million) in 2024, as compared to RMB32.7 million in 2023.

Other income/(expense), net

Our other expense, net is RMB6.4 million (US$0.9 million) in 2024, as compared to our other income, net of RMB100.4 million in 2023.

Income tax expense

Our income tax benefit is RMB1.5 million (US$0.2 million) in 2024, as compared to our income tax expense of RMB18.0 million in 2023.

Net loss

As a result of the foregoing, our net loss decreased by 9.4% from RMB2,183.6 million in 2023 to RMB1,979.0 million (US$271.1 million) in 2024.

Our net loss margin decreased from 31.0% in 2023 to 25.4% in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 13.8% from RMB8,180.1 million in 2022 to RMB7,047.5 million in 2023, which was attributable to proactive scale-down of CDN services within public cloud services, and more stringent project selection of enterprise cloud services. RMB978.5 million, or 86.4% of the revenue decrease was attributable to the revenue decrease of public cloud services. RMB153.0 million, or 13.5% of the revenue decrease was attributable to the revenue decrease of enterprise cloud services. The underlying reasons of such changes are discussed in further details below.

Public cloud services

Our revenues generated from public cloud services decreased by 18.3% from RMB5,360.3 million in 2022 to RMB4,381.7 million in 2023. The number of our Public Cloud Service Premium Customers increased from 197 in 2022 to 214 in 2023, however, the average revenue per Public Cloud Service Premium Customer decreased from RMB26.7 million to RMB20.1 million. The changes were primarily driven by our proactive scale-down of CDN services within public could services, as evidenced by the decrease of 30.5% in our gross billings of CDN delivery services from 2022 to 2023. The decrease of our revenues generated from public cloud services was partially offset by the revenue increase from AI-related customers, as evidenced by the increase in our gross billings of AI services from nil in 2022 to RMB165.0 million in 2023, driven by the higher cloud computing demands in the AI era.

Enterprise cloud services

Our revenues generated from enterprise cloud services decreased by 5.4% from RMB2,817.0 million in 2022 to RMB2,664.0 million in 2023, primarily due to more stringent project selection of enterprise cloud services. To illustrate, while the number of our Enterprise Cloud Service Premium Customers decreased from 347 in 2022 to 285 in 2023, the average revenue per Enterprise Cloud Services Premium Customer increased from RMB7.9 million to RMB9.1 million in the same years, respectively.

Cost of revenues

Our cost of revenues decreased by 20.0% from RMB7,750.6 million in 2022 to RMB6,197.3 million in 2023, primarily driven by (i) the decrease in IDC costs from RMB4,275.3 million in 2022 to RMB3,211.2 million in 2023, in line with our adjustment of CDN services, (ii) the decrease in depreciation and amortization costs from RMB990.7 million in 2022 to RMB774.0 million in 2023, mainly as a result of impairment of long-lived assets, (iii) the decrease in fulfillment costs RMB396.8 million in 2022 to RMB229.5 million in 2023, mainly because we have been focusing more on cloud-native and software-layer enterprise cloud projects, and (iv) the decrease in solution development and services costs from RMB1,873.9 million in 2022 to RMB1,804.8 million in 2023.

Gross profit

As a result of the foregoing, our gross profit increased by 97.9 % from RMB429.5 million in 2022 to RMB850.2 million in 2023. Our gross profit margin increased from 5.3% in 2022 to 12.1% in 2023, primarily because of the optimization of revenue mix, improvement of business quality and our effective cost controls.

Research and development expenses

Our research and development expenses decreased by 19.2% from RMB971.2 million in 2022 to RMB784.8 million in 2023, mainly due to our strict expense control and workforce transition from Beijing to Wuhan.

Selling and marketing expenses

Our selling and marketing expenses decreased by 17.8% from RMB560.1 million in 2022 to RMB460.2 million in 2023, mainly because certain of our share-based awards have been fully vested.

General and administrative expenses

Our general and administrative expenses decreased by 7.8% from RMB1,149.7 million in 2022 to RMB1,060.0 million in 2023, primarily attributable to the strict control over daily operating expenses, and partially offset by the increase in credit losses.

Operating loss

As a result of the foregoing, our operating loss decreased by 6.3% from RMB2,251.4 million in 2022 to RMB2,108.6 million in 2023. Our operating loss margin increased from 27.5% in 2022 to 29.9% in 2023.

Interest income

Our interest income decreased slightly by 2.9% from RMB80.7 million in 2022 to RMB78.4 million in 2023.

Interest expense

Our interest expense increased by 6.0% from RMB137.8 million in 2022 to RMB146.0 million in 2023.

Foreign exchange loss

We recorded foreign exchange loss of RMB57.2 million in 2023, as compared to RMB334.6 million in 2022, primarily because of a slighter depreciation of RMB against U.S. dollar in 2023 compared with 2022.

Other loss, net

We recorded other loss, net of RMB32.7 million in 2023, as compared to RMB43.8 million in 2022.

Other income, net

Our other income, net increased significantly from RMB23.0 million in 2022 to RMB100.4 million in 2023, primarily due to the value-added tax super deduction.

Income tax expense

Our income tax expense decreased by 26.6% from RMB24.5 million in 2022 to RMB18.0 million in 2023.

Net loss

As a result of the foregoing, our net loss decreased by 18.8% from RMB2,688.4 million in 2022 to RMB2,183.6 million in 2023.

Our net loss margin decreased slightly from 32.9% in 2022 to 31.0% in 2023.

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

The subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2022, 2023 and 2024, we did not make any provisions for Hong Kong profit tax as there were accumulated losses derived from or incurred in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Beijing Kingsoft Cloud and Kingsoft Cloud Network being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15% for three years from 2016 to 2018 and successfully renewed their HNTE status for an additional three years from 2019 to 2021. Kingsoft Cloud Network renewed its HNTE status for an additional three years from 2022 to 2025. Beijing Jinxun Ruibo Network Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2017 to 2019 and successfully renewed their HNTE status for an additional three years from 2020 to 2022 and from 2023 to 2026. Camelot Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Beijing Yinfeng Xinrong Technology Development Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Camelot Information Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2022 to 2025. Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2023 to 2026. Dalian Yuandong Digital Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2022 to 2025. Kexin Information Technology Co., Ltd. being qualified as an HNTE is entitled to the preferential income tax rate of 15% for three years from 2024 to 2027. Dividends, interest, rent or royalties payable by the Group’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

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

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define non-GAAP adjusted gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define non-GAAP adjusted gross margin as non-GAAP adjusted gross profit as a percentage of revenues. The following tables reconcile our non-GAAP adjusted gross profit in 2022, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	429,538	850,169	1,340,926	183,707
Adjustment:
Share-based compensation (allocated in cost of revenues)	15,618	9,757	16,868	2,311
Adjusted gross profit	445,156	859,926	1,357,794	186,018

	For the Year Ended December 31,
	2022	2023	2024

	(%)
Gross margin	5.3	12.1	17.2
Adjustment gross margin	5.4	12.2	17.4

Adjusted Net Loss and Adjusted EBITDA (Non-GAAP Financial Measure)

We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2022, 2023 and 2024 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(2,688,388)	(2,183,647)	(1,979,042)	(271,127)
Adjustment:
Share-based compensation	359,835	181,645	214,441	29,378
Foreign exchange loss	334,629	57,211	19,531	2,676
Impairment of long-lived assets	—	653,670	919,724	126,002
Adjusted net loss (Non-GAAP Financial Measure)	(1,993,924)	(1,291,121)	(825,346)	(113,071)
Adjustments:
Interest income	(80,743)	(78,410)	(27,008)	(3,700)
Interest expense	137,812	146,026	229,705	31,469
Income tax expense (benefit)	24,473	17,959	(1,524)	(209)
Depreciation and amortization	1,157,424	940,482	1,263,090	173,043
Adjusted EBITDA (Non-GAAP Financial Measure)	(754,958)	(265,064)	638,917	87,532
Loss (gain) on disposal of property and equipment	28,788	22,996	(44,625)	(6,114)
Excluding loss on disposal of property and equipment, normalized Adjusted EBITDA	(726,170)	(242,068)	594,292	81,418

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(2,251,414)	(2,108,551)	(1,739,010)	(238,243)
Adjustment:
Share-based compensation	359,835	181,645	214,441	29,378
Impairment of long-lived assets	—	653,670	919,724	126,002
Amortization of intangible assets	173,915	180,459	173,496	23,769
Adjusted operating profit (Non-GAAP Financial Measure)	(1,717,664)	(1,092,777)	(431,349)	(59,094)
Adjustments:
(Gain) loss on disposal of property and equipment	28,788	22,996	(44,625)	(6,114)
Excluding loss or gain on disposal of property and equipment, normalized Adjusted operating (loss) profit	(1,688,876)	(1,069,781)	(475,974)	(65,208)

	For the Year Ended December 31,
	2022	2023	2024

	(%)
Net loss margin	(32.9)	(31.0)	(25.4)
Adjusted net loss margin (Non-GAAP Financial Measure)	(24.4)	(18.3)	(10.6)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(9.2)	(3.8)	8.2
Normalized Adjusted EBITDA margin	(8.9)	(3.4)	7.6
Adjusted operating loss margin (Non-GAAP Financial Measure)	(21.0)	(15.5)	(5.5)
Normalized Adjusted operating loss margin	(20.6)	(15.2)	(6.1)

5.B.Liquidity and Capital Resources

Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. The Company conducts its operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Notwithstanding the foregoing, the Company’s PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital), if any, to provide financial support to the VIEs either through entrustment loans from its PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

In 2024, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB431.3 million (US$59.1 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2023 and 2024, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2024, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB219.0 million (US$30.0 million) and repaid loans amounted to RMB50.0 million (US$6.9 million) to the VIEs, and the VIEs provided loans amounted to RMB150.0 million (US$20.6 million) and paid loan interest amounted to RMB62.9 million (US$8.6 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2024, the VIEs transferred RMB466.3 million (US$63.9 million) to Kingsoft Cloud Holdings Limited and its subsidiaries for certain fixed assets purchased from Kingsoft Cloud Holdings Limited and its subsidiaries. In 2024, the VIEs transferred RMB39.3 million (US$5.4 million) to our PRC subsidiaries, and our PRC subsidiaries transferred RMB 12.3 million (US$ 1.7 million) to the VIEs, respectively, for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2022, 2023 and 2024. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Kingsoft Cloud Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of cash generated from operating activities, net proceeds from the sale and issuance of our shares, and proceeds from financing facilities such as bank loans and related party loans and funds from other financial institutions, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. See “Item 4. Information on the Company—4.A. History and Development of the Company—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” As of December 31, 2024, substantially all of our cash and cash equivalents were located in the mainland China and Hong Kong.

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

Additionally, we have historically been loss-making, and we had been generating net operating cash outflows in 2023 and 2024. We generated net loss of RMB2,688.4 million, RMB2,183.6 million and RMB1,979.0 million (US$271.1 million) in 2022, 2023 and 2024, respectively. As of December 31, 2024, we had net current liabilities of RMB2,318.6 million (US$317.7 million), and an accumulated deficit of RMB14,292.0 million (US$1,958.0 million). We recorded net operating cash outflows of RMB169.1 million in 2023, and net operating cash inflows of RMB189.0 million and RMB628.4 million (US$86.1 million) in 2022 and 2024, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Business and Industry—We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”

Taking into account (i) the financial resources available to us, including RMB2,648.8 million (US$362.9 million) in cash and cash equivalents as of December 31, 2024, (ii) total financing facilities of RMB2,223.3 million (US$304.6 million) as of December 31, 2024, of which RMB1,835.8 million (US$251.5 million) were unutilized, as of March 31, 2025, (iii) our good track record of ability to obtain additional financing facilities from banks, financial institutions and strategic shareholders, evidenced by our historical fund-raising activities, and (iv) our plans to continue to enhance our financial performance, we believe we have sufficient working capital for our present cash requirements and for at least the next 12 months.

The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Operating cash flows before movements in working capital	(333,999)	225,345	740,345	101,427
Changes in operating assets and liabilities	522,973	(394,415)	(111,926)	(15,334)
Net cash generated from/(used in) operating activities	188,974	(169,070)	628,419	86,093
Net cash used in investing activities	(32,865)	(673,186)	(3,620,445)	(495,999)
Net cash used in financing activities	(1,152,146)	(227,852)	3,255,418	445,990
Effect of exchange rate changes on cash, cash equivalents and restricted cash	73,142	25,863	(22,772)	(3,119)
Net (decrease) increase in cash, cash equivalents and restricted cash	(996,037)	(1,044,245)	240,620	32,965
Cash, cash equivalents and restricted cash at beginning of the year	4,456,621	3,533,726	2,489,481	341,057
Cash, cash equivalents and restricted cash at end of the year	3,533,726	2,489,481	2,730,101	374,022

In 2024, our principal sources of liquidity have been cash generated from financing activities and operating activities.

Operating Activities

Net cash generated from operating activities was RMB628.4 million (US$86.1 million) in 2024. The difference between our net loss of RMB1,979.0 million (US$271.1 million) and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB1,263.1 million (US$173.0 million), related to intangible assets recognized from the acquisition of Camelot, (ii) impairment of long-lived assets of RMB919.7 million (US$126.0 million), and (iii) provision for credit losses of RMB309.9 million (US$42.5 million).

Net cash used in operating activities was RMB169.1 million in 2023. The difference between our net loss of RMB2,183.6 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB940.5 million, related to intangible assets recognized from the acquisition of Camelot, (ii) impairment of long-lived assets of RMB653.7 million, and (iii) provision for credit losses of RMB502.2 million.

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

Investing Activities

Net cash used in investing activities was RMB3,620.4 million (US$496.0 million) in 2024, which was mainly attributable to (i) purchase of property and equipment of RMB3,672.1 million (US$503.1 million) and (ii) purchase of short-term investments of RMB90.0 million (US$12.3 million).

Net cash used in investing activities was RMB673.2 million in 2023, which was mainly attributable to (i) purchase of property and equipment of RMB1,958.8 million and (ii) purchase of short-term investments of RMB550.2 million, partially offset by proceeds from maturities of short-term investments of RMB1,830.5 million.

Net cash used in investing activities was RMB32.9 million in 2022, which was mainly attributable to (i) purchase of short-term investments of RMB2,549.5 million and (ii) purchase of property and equipment of RMB1,418.6 million, partially offset by proceeds from maturities of short-term investments of RMB4,043.3 million.

Financing Activities

Net cash generated from financing activities was RMB3,255.4 million (US$446.0 million) in 2024, which was mainly attributable to (i) proceeds from short-term borrowings of RMB2,465.9 million (US$337.8 million), and (ii) proceeds from loans due to related parties of RMB2,000.9 million (US$274.1 million), partially offset by (i) repayment of short-term borrowings of RMB1,318.4 million (US$180.6 million), and (ii) repayment of loans due to related parties of RMB1,077.4 million (US$147.6 million).

Net cash used in financing activities was RMB227.9 million in 2023, which was mainly attributable to (i) repayment of short-term bank loans of RMB963.0 million, (ii) repayment of loans due to related parties of RMB742.0 million, and (iii) modifications of financial liabilities arising from business combinations of RMB577.8 million, partially offset by (i) proceeds from short-term bank loans of RMB1,164.4 million, and (ii) proceeds from loans due to related parties of RMB900.0 million.

Net cash used in financing activities was RMB1,152.1 million in 2022, which was mainly attributable to (i) repayment of short-term bank loans of RMB1,375.3 million, and (ii) repayment of loans due to a related party of RMB755.7 million, partially offset by proceeds from short-term bank loans of RMB936.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, commitments for the acquisition of equity interests in Camelot and Camelot Technology, repayments of borrowings from third parties and related parties, lease obligations, and IDC costs. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

Capital Expenditures

Our capital expenditures including those financed by third parties are incurred primarily in connection with purchases of property and equipment, and intangible assets. Our capital expenditures including those financed by third parties were RMB1,437.4 million, RMB1,964.7 million and RMB4,124.7 million (US$565.1 million), in 2022, 2023 and 2024, respectively. Our purchases of property and equipment were RMB1,418.6 million, RMB1,958.8 million and RMB3,672.1 million (US$503.1 million), accounting for 98.7%, 99.7% and 99.7% of our capital expenditures, including those financed by third parties in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, and financing activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

As of December 31, 2024, we had short-term third party borrowings of RMB2,225.8 million (US$304.9 million), with fixed annual interest rates ranging from 2.70% to 5.97%. As of December 31, 2024, we had long-term third party borrowings of RMB1,660.6 million (US$227.5 million), with fixed annual interest rates ranging from 2.70% to 5.97%

As of December 31, 2024, our loans from related parties were RMB1,819.1 million (US$249.2 million). In 2023, we entered into a loan facility framework agreement with Kingsoft Corporation for an aggregate principal amount of up to RMB1.5 billion bearing a fixed annual interest rate of 3.75% for a loan less than one year, or the higher of (i) the Loan Prime Rate (LPR) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China (PBOC) applicable on the date of drawdown plus 60 basis points (1 basis point = 0.01%) and (ii) a fixed annual interest rate of 4.05% for a loan of more than one year (the “Kingsoft Loan”). As of December 31, 2024, we had outstanding secured loans payable to Kingsoft Corporation in the amount of RMB1,000.0 million (US$137.0 million) with a fixed annual interest rate of 4.05%, which were drawn down from the above-mentioned loan facility. Under the terms of the agreement, we will repay each individual qualified loan, other than drawdown made pursuant to unsecured loan facility, within 18 months since the date of each drawdown and repay all outstanding drawdown amount and interests by December 31, 2025. We also entered into several loan agreements with weighted average interest rates of 6.00% and 6.50% with Xiaomi Group, which are secured by our electronic equipment (the “Xiaomi Loans”). As of December 31, 2024, the current portion and non-current portion of the Xiaomi Loans was RMB509.5 million (US$69.8 million) and RMB309.6 million (US$42.4 million), respectively, which will be repaid within the terms of 12 months and 18 months, respectively.

As of December 31, 2024, our operating lease liabilities were RMB127.0 million (US$17.4 million). Our operating leases mainly related to office space and buildings. As of December 31, 2024, the weighted average remaining lease term was 9.4 years and the weighted average discount rate was 5.66% for our operating leases.

As of December 31, 2024, our financial lease liabilities were RMB1,182.0 million (US$161.9 million). Our financial leases mainly related to electronic equipment and data center machinery and equipment. As of December 31, 2024, the weighted average remaining lease term was 3.8 years and the weighted average discount rate was 5.02% for our financial leases.

In October 2022, we entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456.0 million (US$66.1 million). In April 2023, the Company paid RMB100.0 million of the first installment of the consideration, and completed the acquisition of non-controlling interests in accordance with the share purchase agreements. In 2024, the Company paid RMB100.0 million (US$13.7 million), and the remaining purchase consideration installments will be settled within one year.

On May 30, 2024, we entered into a non-cancelable one-year IDC service agreements pursuant to which we have total contractual minimum purchase commitments amounting to RMB600.0 million (US$82.2 million). As of December 31, 2024, the remaining purchase commitment is RMB252.9 million (US$34.6 million).

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our critical accounting policies.

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

In 2023 and 2024, we performed quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs and discount rate. As of September 30, 2024, the fair value of the Cloud service and solutions reporting unit amounted to RMB4,205.0 million (US$576.1 million) exceeded its carrying amount by RMB1,169.9 million (US$160.3 million) or 39%. As of December 31, 2024, we performed qualitative assessment and concluded it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. No impairment losses were recognized for the years ended December 31, 2023 and 2024.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud service and solutions reporting unit as of December 31, 2023 and September 30, 2024:

	September 30,	December 31,
	2024	2023
Projected public cloud services revenue growth rates	6.79%-21.16%	7.06%-16.16%
Projected IDC costs as a percentage of public cloud services revenue	42.00%-58.08%	46.47%-60.70%
Discount rate	12.5%	12.5%

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

In 2023 and 2024, we performed quantitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach. Significant assumptions used included projected revenue growth rates, gross margin and discount rate. As of December 31, 2024, the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB2,870.8 million (US$393.3 million) exceeded its carrying amount by RMB372.6 million (US $51.0 million) or 15%. No impairment losses were recognized for the years ended December 31, 2023 and 2024.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud-based digital solutions and service reporting unit as of December 31, 2023 and 2024:

	December 31, 2024	December 31, 2023
Projected revenue growth rates	7.94%-14.43%	8.16%-18.77%
Projected gross margin	19.17%-19.22%	22.27%-22.35%
Discount rate	12.5%	13.0%

Changes in projected revenue growth rates due to the slowdown in the size of the businesses of our customers. Changes in projected gross margin reflect more stringent cost reduction and efficiency strategies adopted by our customers. Changes in discount rate primarily resulted from adjustments made to the company risk premium.

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

In consideration of the continuous operating losses of the public cloud asset group, we performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the years ended December 31, 2023 and 2024. As the estimated fair value of these assets was below their carrying value, we recognized RMB653.7 miilion and RMB919.7million (US$126.0 million) impairment losses for the years ended December 31, 2023 and 2024, respectively. We determine the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used included revenue growth rates for public cloud services revenue, IDC costs and discount rate.

The discounted cash flows method used in calculating the fair value of the asset group is a widely used valuation model.

The following table sets forth the range of significant assumptions used in long-lived assets impairment assessment as of December 31, 2023 and September 30, 2024:

	September 30,	December 31,
	2024	2023
Projected public services revenue growth rates	8.20%-21.16%	(19.14)%-18.40%
Projected IDC costs as a percentage of public cloud services revenue	42.96%-58.08%	50.46%-76.85%
Discount rate	12.5%	12.5%

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Lei	55	Chairman of the Board of Directors
Tao Zou	49	Vice Chairman of the Board of Directors, Executive Director and Acting Chief Executive Officer
Haijian He	43	Executive Director, Chief Financial Officer
Honghua Feng	48	Director
Mingto Yu	62	Independent Director
Hang Wang	53	Independent Director
Jingyuan Qu	52	Independent Director
Tao Liu	43	Senior Vice President
Kaiyan Tian	47	Vice President

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

Tao Zou is the vice chairman of the Board, our executive director and acting chief executive officer. Mr. Zou joined Kingsoft Group in 1998 and has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET) from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020, and a director of Cheetah Mobile Inc. (NYSE: CMCM) from December 2016 to June 2024, Mr. Zou served as the CEO of Seasun Holdings until January 2018. Mr. Zou graduated from Nankai University in June 1997.

Haijian He is our executive director and chief financial officer, and is responsible for our Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs. Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was an associate of the TMT investment banking division at Bank of America Merrill Lynch from May 2014 to August 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

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

Hang Wang has been an independent director since May 2020. Mr. Wang is the founding partner of Hosen Capital, a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group, a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also served as a director of New Hope Liuhe Co., Ltd. (SZSE: 000876), a company listed on the Shenzhen Stock Exchange from November 2011 to Apri 2025. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. ( “Minsheng Bank”) (HKEx: 1988; SSE: 600016), a company listed on both the Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited, a wholly-owned subsidiary of Minsheng Bank since March 2015. Mr. Wang obtained his bachelor’s degree and master’s degree in economics from Peking University in July 1992 and July 1996, respectively.

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

Tao Liu is our senior vice president and is responsible for the operation and management of general internet business system of our Group. Prior to joining us in July 2015, Mr. Liu served as a data center architect at Baidu, Inc. (Nasdaq: BIDU), a public company listed on the Nasdaq, from July 2009 to December 2015. Mr. Liu received his bachelor’s degree in communication and information system in September 2004 and PhD degree in June 2009, respectively, from the University of Science and Technology of China.

Kaiyan Tian is currently our vice president and is responsible for the overall operation and management of technology research and development system of our Group. Mr. Tian is also a director and the general manager of certain subsidiaries of the Company. Prior to joining us in September 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to joining Kingsoft Group, he worked as a senior game producer at Zynga from January 2012 to August 2012. He was a program manager at Microsoft Corporation (Nasdaq: MSFT), a public company listed on the Nasdaq, from January 2008 to April 2011. Mr. Tian received his bachelor’s degree in communication engineering in July 2001 and master’s degree in computer science and technology in April 2004, respectively, from Beijing University of Posts and Telecommunications.

6.B.Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of RMB6.6 million (US$906.5 thousand) in cash to our executive officers, and we paid an aggregate of US$112.5 thousand to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

2021 Share Incentive Plan

We adopted a share incentive plan, or the 2021 Share Incentive Plan, on November 15, 2021 and amended on December 20, 2022 with such amendments that took effect immediately upon listing by way of introduction on the Main Board of SEHK (the “Hong Kong Listing”). The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value our company, by linking the personal interests of the members of the Board, employees, and consultants to those of our company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. Under the 2021 Share Incentive Plan (as amended), the maximum aggregate number of ordinary shares available for exercise is 380,528,480. As of March 31, 2025, the number of underlying shares pursuant to the outstanding RSUs granted under the 2021 Share Incentive Plan amounted to 217,093,206 shares.

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

(c) providing services to our Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term growth of our Group; or

(d) trusts or entities established in connection with any employee benefit plan of the Company (including the 2021 Share Incentive Plan) for the benefit of a participant as determined by the Board or the its delegate(s) from time to time to be entitled to participate in the 2021 Share Incentive Plan.

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

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2025, the number of underlying shares pursuant to the outstanding share options granted under the 2013 Share Option Scheme amounted to 18,405,401 shares.

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

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2025, the number of underlying shares pursuant to the outstanding share awards granted under the 2013 Share Award Scheme amounted to 14,927,053 shares.

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

The following table summarizes, as of March 31, 2025, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

Ordinary Shares
Underlying
	Share-Based	Exercise Price
	Awards Granted	(US$/Share)	Date of Grant	Date of Expiration
Jun Lei	—	—	—	—
Tao Zou	—	—	—	—
Haijian He	*	nil to 0.86978	various dates from February 8, 2020 to March 20, 2025	various dates from February 8, 2030 to March 20, 2035
Honghua Feng	—	—	—	—
Mingto Yu	—	—	—	—
Hang Wang	—	—	—	—
Jingyuan Qu	—	—	—	—
Tao Liu	*	nil to 0.86978	various dates from February 15, 2016 to March 20, 2025	various dates from February 15, 2026 to March 20, 2035
Kaiyan Tian	*	nil to 0.86978	various dates from April 15, 2018 to March 20, 2025	various dates from April 15, 2028 to March 20, 2035

Note:

*	Less than 1% of our total outstanding shares.

As of March 31, 2025, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 15,404,885 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 227,723,053 outstanding awards.

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

A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party or such transaction would reasonably be likely to affect a director’s status as an independent director, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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

Terms of Directors and Officers

Pursuant to the Articles, our officers will be appointed by and serve at the discretion of the board. Our directors shall hold office until the expiration of his term or until their successors are elected or appointed or until such time as they resign or are removed from office by ordinary resolution of our shareholders. Any director appointed by the board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

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

6.D.Employees

We had 12,335 employees as of December 31, 2024, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2024.

	Number of
Function	Employees	Percentage
Research and development	1,188	9.6%
Sales and marketing	340	2.8%
General and administrative	648	5.2%
Solution development and services	10,159	82.4%
Total	12,335	100.0%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers;
●	each person known to us to beneficially own more than 5% of our ordinary shares; and
●	each selling shareholder.

The calculations in the table below are based on 3,805,284,801 ordinary shares outstanding as of March 31, 2025.

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

Ordinary Shares Beneficially Owned
	Number	%**
Directors and Executive Officers:†
Jun Lei(1)	466,161,000	12.3
Tao Zou	*	*
Haijian He	*	*
Honghua Feng	—	—
Mingto Yu	—	—
Hang Wang	—	—
Jingyuan Qu	—	—
Tao Liu	*	*
Kaiyan Tian	*	*
All directors and executive officers as a group(2)	480,764,913	12.6
Principal Shareholders:
Kingsoft Corporation Limited(3)	1,423,246,584	37.4
Xiaomi Corporation(4)	466,161,000	12.3

Notes:

*Less than 1% of our total outstanding shares.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 3,805,284,801, being the number of ordinary shares outstanding as of March 31, 2025, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2025.

†The address of our directors and executive officers is Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.

(1)Mr. Lei has the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation.

(2)Including an aggregate of 6,997,198 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2025.

(3)Represent 1,423,246,584 ordinary shares directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)

Represent 414,376,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company and 51,785,000 ordinary shares directly held by Green Better Limited, an indirect wholly owned subsidiary of Xiaomi Corporation. The registered office of Xiaomi Corporation is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of March 31, 2025, a total of 136,267,063 ordinary shares are held by eight record holders in the United States.

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

Pursuant to the Trademark License Agreement, Kingsoft Group granted us the license of certain trademarks, including “Kingsoft Cloud” and “金山云,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier.

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

Other Transactions with Kingsoft Group

In 2022, 2023 and 2024, we generated public cloud service revenues of RMB187.9 million, RMB217.3million and RMB281.3 million (US$38.5 million), respectively, from Kingsoft Group, representing 2.3%, 3.1% and 3.6% of our total revenues, respectively.

In 2022, 2023 and 2024, we incurred interest expenses for a loan provided by Kingsoft Group of RMB18.4 million, RMB1.0 million and RMB45.7 million (US$6.3 million). In 2022, 2023 and 2024, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB13.9 million, RMB9.2 million and RMB9.8 million (US$1.3 million), respectively.

In 2021, we entered into a loan agreement with Kingsoft Group, pursuant to which Kingsoft Group agreed to provide a facility of RMB500.0 million (US$78.5 million) to us to facilitate our daily operational cash flow needs bearing a fixed annual interest rate of 4.65%. The facility was fully paid in November 2022.

In December 2023, we have entered a loan facility framework agreement with Kingsoft Corporation, pursuant to which Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion (US$205.5 million) to us during the period commencing from December 5, 2023 and ending at December 31, 2025. The loan will be used for our capital expenditure on equipment procurement. As of December 31, 2024, we had outstanding interest-bearing loans payable to Kingsoft Corporation in the amount of RMB1,000.0 million (US$137.0 million) with a fixed annual interest rate of 4.05%, which were drawn down from the above-mentioned loan facility.

As of December 31, 2023 and 2024, we had amounts due from Kingsoft Group of RMB61.9 million and RMB18.1 million (US$2.5 million), respectively.

As of December 31, 2022, we had amounts due to Kingsoft Group of RMB43.4 million which mainly represent rental of office space and administrative services from Kingsoft Group. As of December 31, 2023, we had amounts due to Kingsoft Group of RMB535.1 million which mainly represent the loan payables to Kingsoft Group in the amount of RMB500.0 million and rental of office space and administrative services from Kingsoft Group. As of December 31, 2024, we had amounts due to Kingsoft Group of RMB1,033.7 million (US$144.6 million) which mainly represent the loan payables to Kingsoft Group in the amount of RMB1,000.0 million (US$137.0 million) and rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2022, 2023 and 2024, we generated public cloud service revenues of RMB804.6 million, RMB763.3 million and RMB1,091.5 million (US$149.5 million), respectively, from Xiaomi, representing 9.8%, 10.8% and 14.0% of our total revenues, respectively. During the same periods, we generated enterprise cloud service revenue of RMB74.6 million, RMB105.0 million and RMB182.4 million (US$25.0 million), respectively, from Xiaomi, representing 0.9%, 1.5% and 2.3% of our total revenue, respectively.

In 2022, 2023 and 2024, we purchased devices from Xiaomi of RMB0.1 million, RMB91 thousand and RMB66 thousand (US$9 thousand), respectively. In 2022, 2023 and 2024, we incurred expenses for rental of a building from Xiaomi of RMB48.8 million, RMB39.7 million and RMB37.8 million (US$5.2 million), respectively.

During 2021 and 2022, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 4.36% and 3.98%, respectively. Under the terms of the agreements, we will repay in fixed quarterly installments over four years. In 2023, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 6.00% and 6.50%, respectively. As of December 31, 2024, the current portion and non-current portion of the Xiaomi Loans was RMB509.5 million (US$69.8 million) and RMB309.6 million (US$42.4 million), respectively, which will be repaid within the terms of 12 months and 18 months, respectively.

As of December 31, 2023 and 2024, we had amounts due from Xiaomi of RMB189.0 million and RMB285.7 million (US$39.1 million), respectively.

As of December 31, 2023, we had amounts due to Xiaomi of RMB429.8 million, which mainly represent RMB403.3 million of loans due to Xiaomi Group. As of December 31, 2024, we had amounts due to Xiaomi of RMB845.8 million (US$115.9 million), which mainly represent RMB819.1 million (US$112.2 million) of loans due to Xiaomi Group.

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

ITEM 9.THE OFFER AND LISTING

9.A.Offering and Listing Details

The ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020 under the symbol “KC.” Each American depositary share represents 15 ordinary shares, par value US$0.001 per share.

Our ordinary shares have been listed by way of introduction on the Main Board of SEHK since December 30, 2022 under the stock code “3896”.

9.B.Plan of Distribution

Not applicable.

9.C.Markets

Each of our American depositary shares represents 15 ordinary shares. The ADSs have been listed on the Nasdaq Global Select Market since May 8, 2020. Our ADSs trade under the symbol “KC.”

Our ordinary shares have been listed by way of introduction on the Main Board of SEHK since December 30, 2022 under the stock code “3896.”

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

According to Clauses 3 and 4 of our seconded amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue certificates in respect of fractions of shares, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

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

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless voting by way of a poll is required by the rules of the Nasdaq or a poll is demanded.

A poll may be demanded: (1) by the chairman of such meeting; (2) by at least three shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or (3) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy and representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting; or (4) by a shareholder or shareholders present in person or (in the case of a shareholder being a corporation) by its duly authorized representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right; or (5) if required by the rules of the Nasdaq, by any director or directors of the Company who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting.

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

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

This discussion applies only to a U.S. Holder that holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	certain financial institutions;
●	dealers or certain electing traders in securities that use a mark-to-market method of tax accounting;
●	persons holding ADSs or ordinary shares as part of a straddle, integrated or similar transaction;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities classified as partnerships for U.S. federal income tax purposes and their partners;
●	persons who acquired the ADSs or our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons that own or are deemed to own ADSs or ordinary shares representing 10% or more of our voting power or value; or
●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. However, the value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2024, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2024. Because our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2025 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a significant risk that we will be a PFIC for our taxable year 2025, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, there can be no assurance as to our PFIC status for any taxable year, and there is a significant risk that we may be a PFIC for 2025 or future taxable years.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the ordinary shares, are listed, is a qualified exchange for this purpose. However, there can be no assurance that the ADSs will be regularly traded for any relevant period. If a U.S. Holder of ADSs makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder’s adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the U.S. Holder’s taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

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

Dividends will be treated as foreign-source income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC income taxes in their particular circumstances.

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

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2022, we had one customer, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2023, we had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2024, we had one customer, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2022, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. As of December 31, 2023, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. As of December 31, 2024, we had one customer, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations we perform on our customers and its ongoing monitoring process of outstanding balances.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there were depreciation of approximately 8.2%, 2.9% and 2.8% during the year ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Payments by Depositary

In 2024 we received a payment of approximately US$62.1 thousand from The Bank of New York Mellon, the depositary bank for the ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program and ADR insight, and the amount of such fees waived in 2024 was approximately US$100.8 thousand.

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

Conversion Between Ordinary Shares and ADSs

In connection with our Hong Kong Listing, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Tricor Investor Services Limited (“Hong Kong Share Registrar”). Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Conyers Trust Company (Cayman) Limited.

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

Converting ADSs into Shares Trading in Hong Kong

A holder who holds ADSs and who intends to convert his/her ADSs into ordinary shares to trade on the SEHK must cancel the ADSs the holder holds, withdraw the ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the SEHK.

A holder that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For holders holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from the ADS program, a holder who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will cancel the applicable ADSs and instruct the custodian to deliver ordinary shares represented by the canceled ADSs to the CCASS account designated by a holder.
●	If a holder prefers to receive ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register ordinary shares in their own names with the Hong Kong Share Registrar.

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

All costs attributable to the transfer of ordinary shares to effect a withdrawal from, or deposit of ordinary shares into, the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and holders of ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of ordinary shares and holders of ADSs must pay up to US$5.00 per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.Use of Proceeds

Not applicable.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

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

	Year Ended December 31,
Services	2023	2024
	RMB	RMB
	(in thousands)
Audit Fees(1)	14,030	16,500
Audit-Related Fees(2)	—	—
Tax Fees(3)	638	937
Others(4)	828	828
Total	15,496	18,265
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting for SEC filings, audit services associated with our registration statements, prospectus supplements, and services related to the Company’s Hong Kong Stock Exchange filings.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(4)	“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”. In 2023, the professional services were related to service organization controls provided by our principal auditors.

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

As of March 31, 2025, we did not repurchase ordinary shares under the HK Repurchase Mandate.

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

ITEM 16.I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.”

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

2.2

Registrant’s Specimen Certificate for ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-237726) filed with the SEC on April 17, 2020)

2.3

Deposit Agreement, dated May 7, 2020 among the Registrant, the depositary and the owners and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-248943), as amended, initially filed with the SEC on September 21, 2020)

2.4	Description of Registrant’s Securities (incorporated herein by refer to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023

2.5

Agreement and Plan of Merger By and Among Kingsoft Cloud Holdings Limited, Camelot Employee Scheme Inc. Yiming Ma, Heidi Chou, Benefit Overseas Limited and Dreams Power Ltd., dated as of July 31, 2021 (incorporated herein by reference to Exhibit 2.1 to the registration statement on Form F-3ASR (File No. 333-260181), as amended, initially filed with the SEC on October 12, 2021)

4.1

Share Option Scheme, as amended on June 27, 2013, May 20, 2015 and December 26, 2016 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.2

Rules relating to the Share Award Scheme, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

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

4.20	2021 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 27, 2023)

4.21

English translation of Loan Facility Framework Agreement dated December 4, 2023 with Kingsoft Corporation (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on April 30, 2024)

8.1*	Significant Subsidiaries, VIEs and Subsidiaries of VIEs of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Fangda Partners

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

97.1	Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-39278), as amended, initially filed with the SEC on April 30, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kingsoft Cloud Holdings Limited
By:	/s/ Haijian He
Name:	Haijian He
Title:	Chief Financial Officer and Director

Date: April 15, 2025

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2025 expressed an unqualified opinion thereon.

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

Impairment of Long-Lived Assets

Description of the Matter

As described in Note 7 to the consolidated financial statements, the Company performed a recoverability test and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable. The Company determined the fair value of the asset group using the discounted cash flows method. As the estimated fair value of these assets was below their carrying value, the Company recognized RMB919,724 thousands (US$126,002 thousands) impairment loss for the year ended December 31, 2024.

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

To test the Company’s impairment assessment of the long-lived assets, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company’s historical results, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the future cash flows of the asset group resulting from changes in the assumptions.

Impairment Assessment of Cloud Service and Solutions Reporting Unit’s Goodwill

Description of the Matter

As of December 31, 2024, the Company’s goodwill allocated to cloud service and solutions reporting unit was RMB3,650,504 thousands (US$500,117 thousands). As described in Notes 2 and 9 to the consolidated financial statements, the Company tested goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company performed quantitative assessment for the goodwill allocated to cloud service and solutions reporting unit. As a result of the impairment assessment, no impairment losses were recognized for the Company’s goodwill allocated to cloud service and solutions reporting unit during the year ended December 31, 2024.

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

To test the Company’s impairment assessment of goodwill, we performed audit procedures that included, among others, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used. We compared the revenue growth rates for public cloud service revenue and IDC costs used by management to the Company’s historical results, and considered current industry, market and economic trends and other relevant external data. We involved our specialist to assist in the evaluation of discount rate used in the assessment. We also performed sensitivity analyses of the significant assumptions discussed above to evaluate the changes in the fair value of the reporting unit resulting from changes in the assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Beijing, the People’s Republic of China

April 15, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Kingsoft Cloud Holdings Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kingsoft Cloud Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 15, 2025 expressed an unqualified opinion thereon.

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

April 15, 2025

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,255,287	2,648,764	362,879
Restricted cash		234,194	81,337	11,143
Accounts receivable, net of allowance for credit losses of RMB24,743 and RMB57,612 (US$7,893) as of December 31, 2023 and 2024, respectively	5	1,529,915	1,468,663	201,206
Short-term investments	2	—	90,422	12,388
Prepayments and other assets	6	1,812,692	2,233,074	305,930
Amounts due from related parties	18	266,036	318,526	43,638
Total current assets		6,098,124	6,840,786	937,184
Non-current assets:
Property and equipment, net	7	2,186,145	4,630,052	634,315
Intangible assets, net	8	834,478	694,880	95,198
Goodwill	9	4,605,724	4,605,724	630,982
Prepayments and other assets	6	870,781	449,983	61,647
Equity investments	2	259,930	234,182	32,083
Amounts due from related parties	18	56,264	—	—
Operating lease right-of-use assets	10	158,832	137,047	18,775
Total non-current assets		8,972,154	10,751,868	1,473,000
Total assets		15,070,278	17,592,654	2,410,184
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,646,804 and RMB1,710,737 (US$234,370) as of December 31, 2023 and 2024, respectively)		1,805,083	1,877,004	257,149
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,003,831 and RMB1,490,594 (US$204,211) as of December 31, 2023 and 2024, respectively)	11	2,838,085	3,341,990	457,851
Short-term borrowings (including short-term borrowings of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,110,896 and RMB2,166,265 (US$296,777) as of December 31, 2023 and 2024, respectively)	12	1,110,896	2,225,765	304,928
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	13	63,961	69,219	9,483
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB902,154 and RMB1,504,654 (US$206,137) as of December 31, 2023 and 2024, respectively)	12, 18	931,906	1,584,199	217,034
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB63,830 and RMB40,329 (US$5,525) as of December 31, 2023 and 2024, respectively)	10	78,659	61,258	8,392
Total current liabilities		6,828,590	9,159,435	1,254,837

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As at December 31
	Notes	2023	2024	2024
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB100,000 and RMB1,660,584 (US$227,499) as of December 31, 2023 and 2024, respectively)	12	100,000	1,660,584	227,499
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB40,069 and RMB309,612 (US$42,417) as of December 31, 2023 and 2024, respectively)	12, 18	40,069	309,612	42,417
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2023 and 2024, respectively)	13	142,565	101,677	13,930
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB415,367 and RMB721,082 (US$98,788) as of December 31, 2023 and 2024, respectively)	11	634,803	790,271	108,267
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB64,466 and RMB49,352 (US$6,761) as of December 31, 2023 and 2024, respectively)	10	78,347	65,755	9,008
Total non-current liabilities		995,784	2,927,899	401,121
Total liabilities		7,824,374	12,087,334	1,655,958
Commitments and contingencies	19
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,562,097,466 and 3,687,690,772 shares outstanding as of December 31, 2023 and 2024, respectively)	17	25,443	25,689	3,519
Treasury shares		(208,385)	(105,478)	(14,450)
Additional paid-in capital		18,811,028	18,940,885	2,594,891
Statutory reserves funds		21,765	32,001	4,384
Accumulated deficit		(12,315,041)	(14,291,957)	(1,957,990)
Accumulated other comprehensive income	20	555,342	566,900	77,665
Total Kingsoft Cloud Holdings Limited shareholders’ equity		6,890,152	5,168,040	708,019
Non-controlling interests		355,752	337,280	46,207
Total equity		7,245,904	5,505,320	754,226
Total liabilities, non-controlling interests and shareholders’ equity		15,070,278	17,592,654	2,410,184

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues:	4, 18
Public cloud services (including related party amounts of RMB1,043,183, RMB981,049 and RMB1,373,253 (US$188,135) for the years ended December 31, 2022, 2023 and 2024, respectively)		5,360,282	4,381,741	5,007,251	685,991
Enterprise cloud services (including related party amounts of RMB85,482, RMB125,857 and RMB197,859 (US$27,107) for the years ended December 31, 2022, 2023 and 2024, respectively)		2,816,976	2,663,993	2,777,777	380,554
Others (including related party amounts of RMB nil, RMB 436 and RMB nil (US$ nil) for the years ended December 31, 2022, 2023 and 2024, respectively)		2,849	1,727	152	21
Total revenues		8,180,107	7,047,461	7,785,180	1,066,566
Cost of revenues		(7,750,569)	(6,197,292)	(6,444,254)	(882,859)
Gross profit		429,538	850,169	1,340,926	183,707
Operating expenses:
Selling and marketing expenses		(560,059)	(460,221)	(479,369)	(65,673)
General and administrative expenses		(1,149,677)	(1,060,022)	(834,854)	(114,375)
Research and development expenses		(971,216)	(784,807)	(845,989)	(115,900)
Impairment of long-lived assets	7	—	(653,670)	(919,724)	(126,002)
Total operating expenses		(2,680,952)	(2,958,720)	(3,079,936)	(421,950)
Operating loss		(2,251,414)	(2,108,551)	(1,739,010)	(238,243)
Interest income		80,743	78,410	27,008	3,700
Interest expense		(137,812)	(146,026)	(229,705)	(31,469)
Foreign exchange loss		(334,629)	(57,211)	(19,531)	(2,676)
Other loss, net	4	(43,810)	(32,673)	(12,946)	(1,774)
Other income (expenses), net	4	23,007	100,363	(6,382)	(874)
Loss before income taxes		(2,663,915)	(2,165,688)	(1,980,566)	(271,336)
Income tax (expense) benefit	13	(24,473)	(17,959)	1,524	209
Net loss		(2,688,388)	(2,183,647)	(1,979,042)	(271,127)
Less: net loss attributable to non-controlling interests		(30,204)	(7,307)	(12,362)	(1,694)
Net loss attributable to Kingsoft Cloud Holdings Limited		(2,658,184)	(2,176,340)	(1,966,680)	(269,433)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	16	(0.73)	(0.61)	(0.54)	(0.07)
Shares used in the net loss per share computation:
Basic and diluted	16	3,623,838,985	3,558,354,940	3,658,088,876	3,658,088,876
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments		660,697	102,241	11,536	1,580
Comprehensive loss		(2,027,691)	(2,081,406)	(1,967,506)	(269,547)
Less: Comprehensive loss attributable to non-controlling interests		(30,463)	(7,334)	(12,384)	(1,697)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(1,997,228)	(2,074,072)	(1,955,122)	(267,850)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other	Statutory		Limited	Non-	Total
	Number of		Treasury	paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	Shares	capital	income (loss)	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	3,646,381,840	24,782	—	18,245,801	(207,882)	7,723	(7,466,475)	10,603,949	888,474	11,492,423
Net loss for the year	—	—	—	—	—	—	(2,658,184)	(2,658,184)	(30,204)	(2,688,388)
Other comprehensive income (loss)	—	—	—	—	660,956	—	—	660,956	(259)	660,697
Appropriation to statutory reserves	—	—	—	—	—	6,977	(6,977)	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	2,143	2,143
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(9,136)	(9,136)
Share-based compensation (Note 14)	—	—	—	392,291	—	—	—	392,291	(68,539)	323,752
Exercise and vesting of share-based awards (Note 14)	45,933,211	280	—	10,113	—	—	—	10,393	—	10,393
Repurchase of ordinary shares	(183,901,110)	—	(208,385)	—	—	—	—	(208,385)	—	(208,385)
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other			Limited		Total
	Number of		Treasury	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	shares	capital	income	reserves funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499
Net loss for the year	—	—	—	—	—	—	(2,176,340)	(2,176,340)	(7,307)	(2,183,647)
Other comprehensive income (loss)	—	—	—	—	102,268	—	—	102,268	(27)	102,241
Appropriation to statutory reserves	—	—	—	—	—	7,065	(7,065)	—	—	—
Disposal of a subsidiary	—	—	—	—	—	—	—	—	437	437
Share-based compensation (Note 14)	—	—	—	175,557	—	—	—	175,557	6,088	181,645
Exercise and vesting of share-based awards (Note 14)	53,683,525	381	—	10,802	—	—	—	11,183	—	11,183
Acquisition of non-controlling interests (Note 11)	—	—	—	(23,536)	—	—	—	(23,536)	(425,918)	(449,454)
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other			Limited		Total
	Number of		Treasury	paid-in	comprehensive	Statutory	Accumulated	shareholders’	Non-controlling	shareholders’
	shares*	Amount	shares	capital	income	reserves funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Net loss for the year	—	—	—	—	—	—	(1,966,680)	(1,966,680)	(12,362)	(1,979,042)
Other comprehensive income (loss)	—	—	—	—	11,558	—	—	11,558	(22)	11,536
Appropriation to statutory reserves	—	—	—	—	—	10,236	(10,236)	—	—	—
Share-based compensation (Note 14)	—	—	—	220,529	—	—	—	220,529	(6,088)	214,441
Exercise and vesting of share-based awards (Note 14)	125,593,306	246	102,907	(90,672)	—	—	—	12,481	—	12,481
Balance as of December 31, 2024	3,687,690,772	25,689	(105,478)	18,940,885	566,900	32,001	(14,291,957)	5,168,040	337,280	5,505,320
Balance as of December 31, 2024, in US$	3,687,690,772	3,519	(14,450)	2,594,891	77,665	4,384	(1,957,990)	708,019	46,207	754,226
*

As of December 31, 2022, 2023 and 2024, 112,969,750, 59,286,225 and 24,509,339, ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		(2,688,388)	(2,183,647)	(1,979,042)	(271,127)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Depreciation and amortization		1,157,424	940,482	1,263,090	173,043
Share-based compensation		359,835	181,645	214,441	29,378
Provision for credit losses		346,867	502,185	309,858	42,450
Loss (gain) on disposal of property and equipment		28,788	22,996	(44,625)	(6,114)
Changes in fair value of equity investments		354	10,680	10,526	1,442
Impairment of equity investments		14,940	13,582	—	—
Changes in fair value of purchase consideration of a business acquisition		28,516	14,433	—	—
Gain on disposal of a subsidiary		—	(6,022)	—	—
Impairment of contract costs		7,270	—	23,869	3,270
Impairment of long-lived assets		—	653,670	919,724	126,002
Issuance costs expensed for offerings		38,872	—	—	—
Foreign exchange loss		334,629	57,211	19,531	2,676
Deferred income tax		(35,195)	(24,487)	(40,889)	(5,602)
Non-cash operating lease expense		72,244	42,617	41,864	5,735
Other non-cash expenses		—	—	1,998	274
Changes in operating assets and liabilities:
Accounts receivable		827,589	375,242	(219,098)	(30,016)
Prepayments and other assets		132,639	(216,303)	(48,996)	(6,712)
Amounts due from related parties		(39,581)	(13,007)	(50,482)	(6,916)
Accounts payable		(585,424)	(621,327)	(187,878)	(25,739)
Accrued expenses and other liabilities		251,751	183,381	440,995	60,416
Operating lease liabilities		(43,701)	(37,401)	(50,071)	(6,860)
Amounts due to related parties		(15,192)	(73,522)	(1,654)	(227)
Income tax payable		(5,263)	8,522	5,258	720
Net cash generated from (used in) operating activities		188,974	(169,070)	628,419	86,093

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases and prepayment for property and equipment		(1,418,634)	(1,958,759)	(3,672,069)	(503,072)
Disposal of property and equipment		34,635	12,310	263	36
Purchases of intangible assets		(18,774)	(5,979)	(11,120)	(1,523)
Purchases of short-term investments		(2,549,508)	(550,151)	(90,000)	(12,330)
Proceeds from maturities of short-term investments		4,043,262	1,830,492	—	—
Acquisition of equity investments		(63,356)	(12,070)	(2,770)	(379)
Disposal of equity investments		—	2,647	—	—
Acquisition of business, net of cash acquired		(157,484)	—	—	—
Asset-related government grants received		99,571	4,372	155,251	21,269
Disposal of a subsidiary		(2,577)	3,952	—	—
Net cash used in investing activities		(32,865)	(673,186)	(3,620,445)	(495,999)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings		(1,375,325)	(963,000)	(1,318,379)	(180,617)
Proceeds from short-term borrowings		936,658	1,164,396	2,465,884	337,825
Repayments of long-term borrowings		—	—	(2,000)	(274)
Proceeds from long-term borrowings		—	100,000	1,537,254	210,603
Settlement of share-based awards		(43,981)	—	—	—
Acquisition of non-controlling interests		—	(100,000)	(100,004)	(13,700)
Principal repayments of financing leases		—	(13,308)	(137,656)	(18,859)
Payments of offering costs		(25,338)	—	—	—
Settlements and modifications of financial liabilities arising from business combinations		—	(577,809)	(125,249)	(17,158)
Capital contribution from non-controlling interests		2,143	—	—	—
Proceeds from loans due to related parties		300,000	900,000	2,000,914	274,124
Repayments of loans due to related parties		(755,719)	(741,978)	(1,077,425)	(147,608)
Proceeds from exercise of options		17,801	3,847	12,079	1,654
Repurchases of ordinary shares		(208,385)	—	—	—
Net cash (used in) generated from financing activities		(1,152,146)	(227,852)	3,255,418	445,990
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		73,142	25,863	(22,772)	(3,119)
Net (decrease) increase in cash, cash equivalents, and restricted cash		(996,037)	(1,070,108)	263,392	36,084
Cash, cash equivalents, and restricted cash at the beginning of the year		4,456,621	3,533,726	2,489,481	341,057
Cash, cash equivalents, and restricted cash at the end of the year		3,533,726	2,489,481	2,730,101	374,022

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		64,932	33,923	34,106	4,673
Interest expense paid		130,322	96,730	185,491	25,412
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	11	120,530	458,978	348,284	47,715
Purchase consideration included in accrued expenses and other liabilities	11	1,208,985	678,732	569,050	77,960
Consideration for acquisition of non-controlling interests	11	—	352,483	251,000	34,386
Reconciliation of cash and cash equivalents, and restricted cash:
Cash and cash equivalents		3,419,166	2,255,287	2,648,764	362,879
Restricted cash		114,560	234,194	81,337	11,143
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows		3,533,726	2,489,481	2,730,101	374,022

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

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of equity
	Place of	Issued	Date of	interest
	establishment	ordinary/registered	establishment/	attributable to
Name	and operations	share capital	acquisition	the Company		Principal activities
				Direct (%)	Indirect (%)
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	HK$2,000	February 1, 2012	100	—	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”) *	Mainland China	RMB910,000	April 9, 2012	—	100	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”) *	Mainland China	RMB1,390,000	December 15, 2015	—	100	Research and development
Camelot Technology Co., Ltd. (“Camelot Technology”) **	Mainland China	RMB250,000	September 3, 2021	—	92.23	Enterprise digital solutions and related services
Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd.	Mainland China	RMB2,844,252	August 4, 2022	—	100	Cloud services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”) **	Mainland China	RMB11,080	November 9, 2012	Nil	—	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”) **	Mainland China	RMB10,000	April 13, 2018	Nil	—	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”) **	Mainland China	RMB200,000	November 9, 2012	—	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”) **	Mainland China	RMB10,000	December 17, 2015	—	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd. **	Mainland China	RMB15,000	March 31, 2016	—	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd. **	Mainland China	RMB100,000	December 26, 2017	—	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd. **	Mainland China	RMB100,000	May 30, 2019	—	Nil	Cloud services
Qingyang Kingsoft Cloud Data Information Technology Co., Ltd.**	Mainland China	RMB20,000	March 9, 2021	—	Nil	Cloud services
*	These companies are registered as wholly foreign-owned enterprises and limited liability enterprises under the law of mainland China.
**	These companies are registered as limited liability enterprises under the law of mainland China.

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

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current laws and regulations of mainland China; (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current laws or regulations of mainland China; and (iii) the resolutions are valid in accordance with the memorandum and articles of association of the Company and Cayman Islands Law.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	900,262	1,167,677	159,971
Restricted cash	89,981	45,500	6,233
Accounts receivable, net of allowance for credit losses of RMB20,606 and RMB43,103 (US$5,958) as of December 31, 2023 and 2024, respectively	1,127,936	1,044,659	143,118
Prepayments and other assets	1,067,695	1,320,306	180,881
Amounts due from related parties	182,484	266,392	36,496
Amounts due from subsidiaries of the Group	1,292,182	3,358,071	460,054
Total current assets	4,660,540	7,202,605	986,753
Non-current assets:
Property and equipment, net	2,053,109	4,534,518	621,226
Intangible assets, net	61,604	74,107	10,153
Prepayments and other assets	870,630	448,922	61,502
Goodwill	48,815	48,815	6,688
Equity investments	166,114	166,114	22,758
Amounts due from related parties	56,036	—	—
Operating lease right-of-use assets	125,804	94,952	13,008
Total non-current assets	3,382,112	5,367,428	735,335
Total assets	8,042,652	12,570,033	1,722,088
Current liabilities:
Accounts payable	1,646,804	1,710,737	234,370
Accrued expenses and other liabilities	1,003,831	1,490,594	204,211
Short-term borrowings	1,110,896	2,166,265	296,777
Amounts due to related parties	902,154	1,504,654	206,137
Current operating lease liabilities	63,830	40,329	5,525
Amounts due to subsidiaries of the Group	4,157,542	3,951,665	541,376
Total current liabilities	8,885,057	10,864,244	1,488,396
Non-current liabilities:
Long-term borrowings	100,000	1,660,584	227,499
Other liabilities	415,367	721,082	98,788
Non-current operating lease liabilities	64,466	49,352	6,761
Amounts due to related parties	40,069	309,612	42,417
Amounts due to subsidiaries of the Group	7,023,253	9,267,652	1,269,663
Total non-current liabilities	7,643,155	12,008,282	1,645,128
Total liabilities	16,528,212	22,872,526	3,133,524

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues	5,571,837	4,599,721	5,202,692	712,766
Net loss	(2,211,057)	(2,110,022)	(1,913,044)	(262,086)
Net cash (used in) generated from operating activities	(144,977)	(286,575)	412,302	56,485
Net cash used in investing activities	(1,167,374)	(1,833,636)	(3,036,703)	(416,027)
Net cash generated from financing activities	567,592	1,809,799	2,881,726	394,795

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 68.1%, 65.3% and 66.8% of the Group’s consolidated revenue for the years ended December 31, 2022, 2023 and 2024, respectively, after elimination of inter-entity transactions.

As of December 31, 2023 and 2024, except for RMB421,901 and RMB2,177,992 (US$298,384) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group and other financial institutions (Note 12 and Note 18), and RMB23,091 and RMB8,958 (US$1,227) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers and to guarantee certain revenue contracts, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

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

Going concern consideration (Continued)

As of December 31, 2024, the Group had an accumulated deficit and net current liabilities of RMB14,291,957 (US$1,957,990) and RMB2,318,649 (US$317,653), respectively. The Group has primarily funded the operations through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of such circumstance, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2024, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB2,820,523 (US$386,410). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on the above, management believes that it is appropriate to prepare the Group’s consolidated financial statements using the going concern basis. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Management evaluates estimates, including those related to allowance for credit losses for accounts receivable, contract assets and amounts due from related parties, measurement of operating and finance lease right-of-use assets and lease liabilities, impairment of long-lived assets, impairment of goodwill, useful lives of long-lived assets, realization of deferred tax assets, uncertain tax positions, share-based compensation expense, the fair value of equity investments, standalone selling prices of performance obligation of revenue contracts, fair value of short-term investments and impairment of contract cost. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.2993 per US$1.00 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

As of December 31, 2023 and 2024, a majority of the Group’s cash and cash equivalents were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousands.

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

For the year ended December 31, 2024, there have been the following cash transfers between the Company, the Company’s subsidiaries, the Company’s VIEs and their subsidiaries:

- The Company and its subsidiaries made capital contribution amounted to RMB431,319 (US$59,090) to the WFOE.
- The Company and its subsidiaries provided loans amounted to RMB219,000 (US$30,003) and repaid loans amounted to RMB50,000 (US$6,850) to the VIEs and their subsidiaries, the VIEs and their subsidiaries provided loans amounted to RMB150,000 (US$20,550) and paid loan interest amounted to RMB62,945 (US$8,623) to the Company and its subsidiaries.
- The VIEs and their subsidiaries transferred RMB466,317 (US$63,885) to the Company and its subsidiaries for certain properties and equipment purchased from the Company and its subsidiaries.
- The VIEs and their subsidiaries transferred RMB39,258 (US$5,378) to the Company’s subsidiaries in mainland China, and the Company’s subsidiaries in mainland China transferred RMB12,295 (US$1,684) to the VIEs and their subsidiaries, respectively, for services provided.

There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the year ended December 31, 2024. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted cash

As of December 31, 2023, substantially all of the Group’s restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain bank loans. As of December 31, 2024, substantially all of the Group’s restricted cash was held by financial institutions located in mainland China and Hong Kong, and mainly represents cash secured to guarantee certain payables to suppliers.

Short-term investments

The Group’s short-term investments comprise primarily of structured deposits with original maturities of greater than three months, but less than twelve months. The Group elects the fair value option to measure and record these structured deposits in accordance with ASC Topic 825, Financial Instruments (“ASC 825”). The Group believes the fair value option election creates more transparency of the current value of these structured deposits. Change in the fair value are recognized in “Other loss, net” in the consolidated statements of comprehensive loss.

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

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange for a cash consideration of RMB63,356 and disposed the equity investments in November 2024. Unrealized losses for the equity investments with readily determinable fair value totaling RMB22,683, RMB12,469 and RMB10,568 (US$1,448) were recorded in “Other loss, net” on the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The Group recognized RMB22,452, RMB nil and RMB nil (US$ nil) of unrealized gains (upward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, in “Other loss, net” on the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively. RMB 14,940, RMB13,582 and RMB nil (US$ nil) of unrealized losses (impairment) were record in “Other loss, net” on the consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024, respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

c)	Equity method investments

The Group’s investment in common stock or in-substance common stock in entity in which it can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting and classified as “equity method investments” in accordance with ASC Subtopics 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of equity investment’s profit or loss. The Group evaluates the equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized when the decline in value is determined to be other-than-temporary.

In April 2023, the Group acquired 49% equity interests in an equity investment for a total cash consideration of RMB12,070. The Group can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.

The total carrying value of equity investments held were as follows:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Equity investments without readily determinable fair value:
Initial cost basis	124,196	124,196	124,196	17,015
Cumulative unrealized gains	119,245	119,245	119,245	16,336
Cumulative unrealized losses (including impairment)	(14,940)	(28,522)	(28,522)	(3,907)
Foreign currency translation	271	979	2,066	283
	228,772	215,898	216,985	29,727
Equity investment with readily determinable fair value:
Initial cost basis	63,356	42,437	—	—
Cumulative unrealized losses	(22,683)	(12,469)	—	—
Cumulative realized gain	—	100	—	—
Foreign currency translation	4,135	205	—	—
	44,808	30,273	—	—
Equity method investment
Initial cost basis	—	12,070	14,840	2,033
Share of income from equity method investment	—	1,689	2,357	323
	—	13,759	17,197	2,356
Total carrying value	273,580	259,930	234,182	32,083

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, equity investments, purchase consideration payable, payables for acquisitions of non-controlling interests, certain other liabilities, amounts due from and due to related parties, short-term borrowings and long-term borrowings. For equity investments without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group, with the assistance of an independent third-party valuation firm, determined the estimated fair value of its equity investments using the measurement alternative. The Group measures equity investments with readily determinable fair value using the market approach based on the quoted prices in an active market. The carrying amounts of the borrowings approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The Group measures its purchase consideration payable at fair value on a recurring basis. The fair value of purchase consideration payable is estimated by discounting cash flows using interest rates currently available for similar debts instruments of comparable maturities. The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

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

a)	Assets and liabilities measured at fair value on a recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	(losses)
		(Level 1)	(Level 2)	(Level 3)	gain
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2023
Purchase consideration payable	(678,732)	—	(678,732)	—	(14,433)
Equity investments with readily determinable fair value	30,273	30,273	—	—	(12,469)

As of December 31, 2024
Structured deposits	90,422	—	90,422	—	422

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value measurements (Continued)

The fair values of the Group’s structured deposits included in short-term investments, are determined based on the observable market inputs such as yield curves, credit spreads, or quoted price from the issuers (Level 2). For the year ended December 31, 2024, the Group recognized a gain of RMB422 (US$58) resulting from changes in fair value of structured deposits in the consolidated statement of comprehensive loss.

b)	Assets and liabilities measured at fair value on a non-recurring basis

		Quoted prices in	Significant
		active markets	other	Significant
	Total Fair	for identical	observable	unobservable	Total
	Value	assets	inputs	inputs	gains
		(Level 1)	(Level 2)	(Level 3)	(losses)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2023
Equity investments accounted for using measurement alternative	215,898	—	—	215,898	—
Long-lived assets in public cloud asset group (Note 7)	3,026,228	—	—	3,026,228	(653,670)
As of December 31, 2024
Long-lived assets in public cloud asset group as of September 30, 2024 (Note 7)	4,894,018	—	—	4,894,018	(919,724)

The non-recuring fair value measurements to the carrying amount of equity investments accounted for using measurement alternative usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. These non-recuring fair value measurements were measured by using the observable transaction price and other unobservable inputs (level 3) as of the observable transaction dates.

Refer to Note 7 for the non-recurring fair value measurements to long-lived assets.

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

If an intangible asset is determined to have an indefinite life, it should not be amortized until its useful life is determined to be no longer indefinite. As of December 31, 2023 and 2024, the Group did not have any intangible assets other than goodwill with indefinite lives.

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

Segment reporting

The Group adopted Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASC 2023-07”) on January 1, 2024, to retrospectively improve reportable segment disclosure requirements, primarily through enhanced disclosures for significant segment expenses.

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one operating segment. The CODM uses consolidated net loss to assess financial performance and allocate resources. The CODM considers budget to actual comparisons of consolidated net loss on a regular basis when assessing the operating results and making resource decisions to improve profitability. The CODM also uses the budget to actual comparisons of consolidated net loss to make decisions aligned with the Group’s strategic initiatives and capital allocation priorities. Significant expenses reviewed by the CODM include those that are presented in the consolidated statements of comprehensive loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

A majority of the Group’s revenues were generated from mainland China and a majority of the long-lived assets of the Group are located in mainland China, and therefore, no geographical segments are presented.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2023 and 2024, the Group had two reporting units, consisting of Cloud service and solutions and Cloud-based digital solution and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

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

Revenue recognition (Continued)

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology life cycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in “Accrued expenses and other liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date and are reflected in “Prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. Using the practical expedient in ASC 606, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

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

The Group also generates public cloud service revenue from prepaid subscription packages are recognized ratably over the fixed subscription period.

Enterprise cloud services

The Group provides comprehensive customized cloud-based and enterprise digital solutions, which are typically completed within twelve months (“Solutions”). The components within the Solutions are not distinct within the context of the contract because they are considered highly interdependent, and the customer can only benefit from these components in conjunction with one another as a two-way dependency exists. In connections with Solutions, the Group also provides post-delivery maintenance and upgrade services that are mainly technical support services performed by the Group’s technical support team. Therefore, the arrangement has three performance obligations, the Solutions, maintenance and upgrades. Revenue allocated to the Solutions is recognized over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time when a customer obtains control of a promised asset or service and the Group satisfies its performance obligation, i.e. upon customer acceptance of the Solutions. Revenue allocated to upgrades is recognized at a point in time upon delivery of the specified upgrade. Revenue allocated to maintenance is recognized over time because the customer simultaneously receives and consumes the benefits as the Group performs throughout a fixed term. Revenue allocated to maintenance and upgrades during the periods presented was immaterial.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Enterprise cloud services (Continued)

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

Research and development

Research and development expenses primarily consist of payroll and related expenses for employees and third-party service provider costs in the development for new products and services. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in sales and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2022, 2023 and 2024, the advertising expenses were RMB9,512, RMB9,114 and RMB4,691 (US$643), respectively.

Government grants

Government grants primarily consist of financial grants received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Government grants of non-operating nature and with no further conditions to be met are recorded as non-operating income in “Other income (expenses), net” when received. The remaining government grants are related to acquisition of assets. The grants are recorded as “Deferred government grants” included in the “Accrued expenses and other liabilities” line items in the consolidated balance sheets when received. Once the Group fulfills the conditions stipulated under the grant, the grant amount is deducted from the carrying amount of the asset with a corresponding reduction in the deferred government grant balance.

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

Leases (continued)

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

Income taxes (Continued)

In accordance with the provisions of ASC 740, the Group recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits that, if any, will be recorded in “Other liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Group’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Group’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

The Group uses the accelerated method for all awards granted with graded vesting based on service conditions, and elects to account for forfeitures as they occur. For share options, the Group, with the assistance of an independent third-party valuation firm, determined the fair value of the share-based awards granted to employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees. For restricted share units, the Group recognizes the estimated compensation cost based on the fair value of its ordinary shares on the date of the grant.

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

For the years ended December 31, 2022, 2023 and 2024, ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and vesting of awarded shares. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

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

The Group recorded employee benefit expenses of RMB431,929, RMB389,146 and RMB479,286 (US$65,661) for the years ended December 31, 2022, 2023 and 2024, respectively.

Recent accounting pronouncements

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

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of this new standard on it consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. The Group expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2023, the Group had two customers accounted for more than 10% of the total accounts receivable balances. As of December 31, 2024, the Group had one customer accounted for more than 10% of the total accounts receivable balances. As of December 31, 2023, the Group had two customers accounted for more than 10% of the total contract assets balances. As of December 31, 2024, the Group had one customer accounted for more than 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

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

Revenue from two customers accounted for 20% and 11%, respectively, of total revenues during the year ended December 31, 2022. Revenue from two customers accounted for 15% and 12%, respectively, of total revenues during the year ended December 31, 2023. Revenue from two customers accounted for 16% and 10%, respectively, of total revenues during the year ended December 31, 2024.

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

Currency convertibility risk (Continued)

The Group has not made any foreign currency payments that are subject to approval by the PBOC other institutions during the periods presented. While the Group’s mainland China subsidiaries, VIEs and subsidiaries of the VIEs have not converted cash and cash equivalents in RMB to a foreign currency for the periods presented, they plan to convert in the future to repay the amounts owed by the Company’s subsidiary.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciations of approximately 8.2%, 2.9% and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

4.	REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSES), NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Public cloud services recognized over time	5,360,282	4,381,741	5,007,251	685,991
Enterprise cloud services:
Recognized at a point in time	711,466	580,741	537,323	73,613
Recognized over time	2,105,510	2,083,252	2,240,454	306,941
	2,816,976	2,663,993	2,777,777	380,554
Other services recognized over time	2,849	1,727	152	21
	8,180,107	7,047,461	7,785,180	1,066,566

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31, 2024 are primarily related to enterprise cloud services and others, which are as follows:

	RMB	US$
Within one year	39,557	5,419
More than one year	6,325	867
Total	45,882	6,286

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSES), NET (Continued)

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	192,428	233,143	234,643	32,146

The following table presents the Group’s other loss, net:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Gross unrealized gain on equity investments held	22,452	1,689	668	92
Gross unrealized loss (including impairment) on equity investments held	(37,623)	(25,951)	(10,568)	(1,448)
Net realized (loss) gain on equity investments sold	(123)	6,022	(626)	(86)
Changes in fair value of purchase consideration in a business acquisition	(28,516)	(14,433)	—	—
Changes in fair value of currency swap	—	—	(2,420)	(332)
	(43,810)	(32,673)	(12,946)	(1,774)

The following table presents the Group’s other income (expenses), net:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Government grants	56,867	114,282	22,971	3,147
Income from ADS Reimbursement	10,386	12,696	3,660	501
Value added tax transferred out	(32,766)	(37,237)	(30,757)	(4,214)
Others	(11,480)	10,622	(2,256)	(308)
	23,007	100,363	(6,382)	(874)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	1,554,658	1,526,275	209,099
Allowance for credit losses	(24,743)	(57,612)	(7,893)
Accounts receivable, net	1,529,915	1,468,663	201,206

The movements of the allowance for credit losses were as follows:

	As at December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Balance at the beginning of the year	32,265	47,962	24,743	3,390
Provision for expected credit losses	323,848	550,891	344,780	47,235
Write-offs charged against the allowance for credit losses *	(273,286)	(497,391)	(253,047)	(34,667)
Recoveries during the year	(34,865)	(76,719)	(58,864)	(8,065)
Balance at the end of the year	47,962	24,743	57,612	7,893
*	The decrease in write-off charged against the allowance for credit losses was mainly due to the Group's enhanced credit risk management for third-party customers and stricter customer selection.

6.	PREPAYMENTS AND OTHER ASSETS

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	269,743	149,654	20,503
Contract costs*	157,011	136,222	18,662
Contract assets, net**	543,083	640,074	87,690
VAT prepayments	749,718	1,119,935	153,430
Interest receivable	1,416	948	130
Individual income tax receivable***	11,027	64,943	8,897
Others	80,694	121,298	16,618
	1,812,692	2,233,074	305,930
Non-current portion:
Prepayments for electronic equipment****	860,636	415,462	56,918
Others	10,145	34,521	4,729
	870,781	449,983	61,647
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

6.	PREPAYMENTS AND OTHER ASSETS (Continued)

**

The amount represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The increase in contract assets as of December 31, 2024 as compared to December 31, 2023 is a result of slowdown in the billing process. The allowance for credit losses on contract assets were RMB40,168 and RMB62,738 (US$8,595) as of December 31, 2023 and 2024, respectively. The amounts charged to expenses for credit losses on contract assets were RMB19,862, RMB19,183 and RMB22,570 (US$3,092), and write-offs charged against the allowance were RMB nil, RMB468 and RMB nil for the years ended December 31, 2022, 2023 and 2024, respectively.

***	The amount represents amounts due from certain employees related to their individual income taxes arising from exercise and vesting of share-based awards.

****The amount represents prepayments made to suppliers for the purchase of computing power equipment.

Except disclosed separately, the expected credit loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2023 and 2024.

7.	PROPERTY AND EQUIPMENT, NET

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Electronic equipment	5,484,660	9,173,815	1,256,807
Office equipment and fixtures	11,207	11,746	1,609
Data center machinery and equipment	315,086	214,392	29,372
Buildings	128,793	125,454	17,187
Construction in progress	335,162	133,158	18,242
	6,274,908	9,658,565	1,323,217
Less: accumulated depreciation	(4,088,763)	(5,028,513)	(688,902)
Property and equipment, net	2,186,145	4,630,052	634,315

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 was RMB983,509, RMB760,023 and RMB1,089,594 (US$149,274), respectively.

In consideration of the continuous operating losses of the public cloud asset group, the Group performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the years ended December 31, 2023 and 2024. As the estimated fair value of these assets was below their carrying value, the Group recognized RMB653,670 and RMB919,724 (US$126,002) impairment losses for the years ended December 31, 2023 and 2024, respectively. The Group determines the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used included revenue growth rates for public cloud services revenue, IDC costs and discount rate, all of which were classified as level 3 inputs under the fair value hierarchy.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Customer relationships	621,159	621,159	85,098
Patents and technologies	60,900	60,900	8,343
Trademarks and domain names	497,968	498,001	68,226
Software and copyrights	82,168	115,095	15,768
Others	4,134	4,529	621
	1,266,329	1,299,684	178,056
Less: accumulated amortization
Customer relationships	(228,561)	(326,665)	(44,753)
Patents and technologies	(27,913)	(38,063)	(5,215)
Trademarks and domain names	(120,281)	(169,975)	(23,286)
Software and copyrights	(51,459)	(66,333)	(9,088)
Others	(3,637)	(3,768)	(516)
	(431,851)	(604,804)	(82,858)
Intangible assets, net	834,478	694,880	95,198

Amortization expense of intangible assets for the years ended December 31, 2022, 2023 and 2024 was RMB173,915, RMB180,459 and RMB173,496 (US$23,769), respectively. As of December 31, 2024, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2025	170,753	23,393
2026	167,108	22,894
2027	153,554	21,037
2028	52,562	7,201
2029 and thereafter	150,903	20,673
Total	694,880	95,198

9.	GOODWILL

The Group’s goodwill was recognized from the business acquisitions in 2021. The carrying amount of goodwill as of each reporting period is as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2023	3,650,504	955,220	4,605,724
Balance as of December 31, 2024	3,650,504	955,220	4,605,724
Balance as of December 31, 2024, in US$	500,117	130,865	630,982

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

9.	GOODWILL (Continued)

Cloud service and solutions reporting unit

In 2023 and 2024, the Group performed quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included revenue growth rates for public cloud service revenue, IDC costs and discount rate. As of September 30, 2024, the fair value of the Cloud service and solutions reporting unit amounted to RMB4,205,000 exceeded its carrying amount by RMB1,169,909 or 39%. As of December 31, 2024, the Group performed qualitative assessment and concluded it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. No impairment losses were recognized for the periods presented.

Cloud-based digital solution and services reporting unit

In 2023 and 2024, the Group performed quantitative assessment for the goodwill allocated to Cloud-based digital solution and services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach. Significant assumptions used included projected revenue growth rates, gross margin and discount rate. As of December 31, 2024, the fair value of the Cloud-based digital solution and services reporting unit amounted to RMB2,870,829 exceeded its carrying amount by RMB372,620 or 15%. No impairment losses were recognized for the periods presented.

10.	LEASES

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

The components of lease costs were as follows:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating lease costs	72,244	53,172	58,373	7,997
Short-term lease costs	15,493	46,220	29,478	4,038
Finance lease costs:
Depreciation of finance lease assets	9,204	22,361	120,848	16,556
Interest on finance lease liabilities	5,491	15,563	34,717	4,756
Variable lease payments	7,237	23,054	15,491	2,123
Total finance lease costs	21,932	60,978	171,056	23,435

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

10.	LEASES (Continued)

Other information related to leases where the Group is the lessee is as follows:

	As at December 31
	2022		2023		2024
Weighted-average remaining lease term:
Operating leases	7.7	years	9.5	years	9.4	years
Finance leases	9.3	years	7.8	years	3.8	years

Weighted-average discount rate:
Operating leases	5.88%		5.88%		5.66%
Finance leases	5.90%		5.84%		5.02%

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cash payments for operating leases	47,385	53,086	61,974	8,490
Cash payments for finance leases	—	13,308	137,656	18,859

Lease assets obtained in exchange for lease obligations:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating leases	47,288	11,016	25,829	3,539
Finance leases	175,324	169,350	911,216	124,836

The undiscounted future minimum payments under the Group’s operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of December 31, 2024 were as below:

	Operating lease		Finance lease
	RMB	US$	RMB	US$
2025	62,589	8,575	491,144	67,286
2026	23,406	3,207	372,861	51,082
2027	12,456	1,706	151,482	20,753
2028	10,118	1,386	99,022	13,566
2029 and thereafter	42,296	5,795	171,240	23,460
Total future lease payments	150,865	20,669	1,285,749	176,147
Less: imputed interest	(23,852)	(3,269)	(103,788)	(14,219)
Total lease liability balance	127,013	17,400	1,181,961	161,928

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Current portion:
Customer advances*	434,252	248,937	34,104
Salary and welfare payable	698,783	798,269	109,362
Purchase of property and equipment	458,978	348,284	47,715
Accrued expenses	124,943	116,015	15,894
Other tax and surcharges payable	117,323	181,444	24,858
Deferred government grants**	3,867	243,247	33,325
Purchase consideration payable***	529,648	569,050	77,960
Payables for acquisition of non-controlling interests ****	352,483	251,000	34,386
Finance lease liability	36,262	484,860	66,426
Individual income tax payable	7,999	64,508	8,838
Others	73,547	36,376	4,983
	2,838,085	3,341,990	457,851
Non-current portion:
Deferred government grants**	87,181	3,051	418
Purchase consideration payable***	149,084	—	—
Finance lease liability	318,306	697,101	95,502
Unrecognized tax benefit	43,590	52,696	7,219
Others	36,642	37,423	5,128
	634,803	790,271	108,267
*

The amount represents contract liabilities for the rendering of services. The decrease in customer advances as of December 31, 2024 is a result of the decrease in consideration received from the Group’s customers.

**

The amount primarily represents government subsidies for the constructions of data centers in mainland China. The increase in the current portion of deferred government grants was mainly because the reclassification of non-current portion of government grants to the current portion due to the expected completion of construction of the data center in 2025 and additional government grants received related to the construction of data centers, which will also be completed within one year.

***

On August 25, 2023, the Company entered into supplementary agreements (the “Supplementary Agreements”) with the founder shareholders and certain non-founder selling shareholders of Camelot Technology, to adjust the settlement timing and method of the remaining outstanding purchase consideration. The underlying balance as of December 31, 2024 in accordance with these Supplementary Agreements will be settled within one year.

****

In October 2022, the Company entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456,000. In April 2023, the Company paid RMB100,000 of the first installment of the consideration, and completed the acquisition of non-controlling interests in accordance with the share purchase agreements. In 2024, the Company paid RMB100,004 (US$13,700), and the remaining purchase consideration installments will be settled within one year.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12.	BORROWINGS

Third party borrowings

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Current:
Unsecured borrowings*	1,110,896	1,784,906	244,531
Secured borrowings**	—	440,859	60,397
	1,110,896	2,225,765	304,928
Non-current:
Unsecured borrowings*	100,000	1,037,400	142,123
Secured borrowings**	—	623,184	85,376
	100,000	1,660,584	227,499
	1,210,896	3,886,349	532,427

* All of the Group’s unsecured borrowings were from well-known banks and financial institutions. As of December 31, 2023 and 2024, the Group had unsecured current borrowings with the weighted average interest rate of 4.16% and 3.19% respectively, which will be repayable within one year. As of December 31, 2023 and 2024, the Group had non-current borrowings with the weighted average interest rate of 3.60% and 3.16%, respectively, and maturity dates of these non-current borrowings ranged from March 2026 to December 2029.

** During 2024, the Group entered into several loan agreements with fixed annual interest rates ranging from 4.15% to 5.97% with multiple financial institutions. The loans have maturity dates ranged from April 2026 to December 2028 and are secured by the Group’s electronic equipment and certain receivables arising from specific revenue contracts.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12.	BORROWINGS (Continued)

Related party borrowings

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Current
Kingsoft Group - secured borrowings *	—	1,000,000	136,999
Kingsoft Group - unsecured borrowings *	500,000	—	—
Xiaomi Group - secured borrowings**	363,223	363,080	49,742
Xiaomi Group - unsecured borrowings***	—	146,442	20,062
	863,223	1,509,522	206,803
Non-current:
Xiaomi Group - secured borrowings**	40,069	309,612	42,417
	40,069	309,612	42,417
	903,292	1,819,134	249,220

* The Group have entered a loan facility framework agreement with Kingsoft Corporation in December 2023, pursuant to which Kingsoft Corporation agreed to provide up to RMB 1,500,000 loan facility to the Group during the period commencing from December 5, 2023 to December 31, 2025. The loan will be dedicated to support the Group’s capital expenditure needs on electronic equipment procurement. As of December 31, 2024, the Group drew down RMB1,000,000 with fixed annual interest rate of 4.05% per annum and the loans will be repayable in September 2025. The Group drawn down in 2023 RMB500,000 with fixed annual interest rate of 3.75% per annum, which was repaid in September 2024.

** During 2023 and 2024, the Group entered into several loan agreements with fixed annual interest rates of 6.70% with Xiaomi Group which are secured by the Group’s electronic equipment.

*** In December 2024, the Group entered into supplier finance arrangement with Xiaomi Group. Under the arrangement, Xiaomi Group advances the payment to the vendors and the Group makes payment to Xiaomi Group in six months with fixed annual interest rate of 6.00%.

The Group’s secured borrowings were secured by the Group’s electronic equipment and certain receivables arising from multiple specific revenue contracts. As of December 31, 2023 and 2024, the carrying amount of the electronic equipment pledged was RMB421,901 and RMB2,177,992 (US$298,384), respectively. The amount of receivables pledged may up to RMB2,682,301 (US$367,474), and the carrying amount of receivables pledged was RMB326,116 (US$44,678) as of December 31, 2024.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

12.	BORROWINGS (Continued)

Related party borrowings (Continued)

As of December 31, 2024, the borrowings based on the contractual undiscounted principal payments will be repaid according to the following schedule:

	As at December 31
	2024	2024
	RMB	US$
2025	3,734,414	511,613
2026	772,198	105,791
2027	373,070	51,110
2028	671,354	91,975
2029	150,000	20,550
	5,701,036	781,039

13.	TAXATION

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

Mainland China

The Group’s mainland China entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax (“EIT”) law which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (‘‘HNTE’’) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s mainland China entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Enterprise income tax (Continued)

(Loss) income before income taxes consists of:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Mainland China	(2,475,677)	(2,139,795)	(2,049,215)	(280,741)
Non-Mainland China	(188,238)	(25,893)	68,649	9,405
	(2,663,915)	(2,165,688)	(1,980,566)	(271,336)

The current and deferred components of income tax (expense) benefit appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current income tax expense	(59,668)	(42,446)	(39,365)	(5,393)
Deferred income tax benefit	35,195	24,487	40,889	5,602
	(24,473)	(17,959)	1,524	209

The reconciliation of income tax (expense) benefit computed using the mainland China statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Loss before income tax	(2,663,915)	(2,165,688)	(1,980,566)	(271,336)
Income tax computed at the mainland China statutory tax rate of 25%	665,978	541,422	495,141	67,834
Effect of tax holiday and preferential tax rates	(52,651)	(110,393)	(143,182)	(19,616)
Effect of different tax rates in different jurisdictions	(58,266)	(21,918)	(21,325)	(2,922)
Other non-taxable income	28,993	26,008	32,690	4,479
Non-deductible expenses	(5,727)	(6,379)	(15,806)	(2,165)
Share-based compensation costs	(90,015)	(45,411)	(53,610)	(7,345)
Research and development super deduction	64,718	132,163	104,438	14,308
Withholding tax and others	(10,785)	(9,771)	(8,060)	(1,104)
Change in valuation allowance	(525,169)	(397,137)	(451,724)	(61,886)
True-up adjustments in respect of prior year’s annual tax filing	15,195	(49,940)	(55,422)	(7,593)
Expiration of tax losses	(124,555)	(83,300)	(98,864)	(13,544)
Effect of tax rate change on defferred tax	67,811	6,697	217,248	29,763
Income tax (expense) benefit	(24,473)	(17,959)	1,524	209

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Tax loss carried forward	2,447,162	3,132,028	429,086
Accrued expenses	91,794	269,237	36,885
Depreciation	19,095	24,487	3,355
Allowance for doubtful accounts	185,467	312,232	42,776
Government grant	21,808	1,545	212
Operating lease liabilities	28,405	30,568	4,188
Accrued interest	215,659	283,717	38,869
Finance lease liabilities	80,286	299,692	41,058
Impairment of long-lived assets	129,036	295,182	40,440
Others	11,557	16,316	2,235
Less: valuation allowance	(2,809,601)	(3,263,302)	(447,071)
	420,668	1,401,702	192,033
Deferred tax liabilities:
Operating lease right-of-use assets	25,464	28,524	3,908
Finance lease right-of-use assets	17,452	252,257	34,559
One-time deduction for fixed asset purchases	292,141	1,033,789	141,629
Long-lived assets arising from acquisition	204,032	166,592	22,823
Others	24,144	22,217	3,044
	563,233	1,503,379	205,963

Net deferred tax liabilities：	142,565	101,677	13,930

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2023 and 2024, the Group’s total deferred tax assets before valuation allowances were RMB3,230,269 and RMB4,665,004 (US$639,104), respectively. As of December 31, 2023 and 2024, the Group recorded valuation allowances of RMB2,809,601 and RMB3,263,302 (US$447,071), respectively, on its deferred tax assets that are not more-likely-than-not to be realized.

As of December 31, 2024, the Group had net losses of approximately RMB12,640,462 (US$1,731,736) mainly deriving from entities in the mainland China and Hong Kong. The tax losses in the mainland China can be carried forward for five years to offset future taxable profits and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the mainland China will expire between 2025 and 2029 and the tax losses of entities in the mainland China that qualify as HNTE will expire between 2025 and 2034, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Unrecognized tax benefits

As of December 31, 2023 and 2024, the Group had unrecognized tax benefits of RMB61,030 and RMB72,786 (US$9,972), of which RMB17,440 and RMB20,090 (US$2,751), respectively, were presented as a reduction to the deferred tax assets related to tax losses carryforward, and the remaining amounts of RMB43,590 and RMB52,696 (US$7,220), respectively, were presented in “other liabilities” in the consolidated balance sheets. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. As of December 31, 2023 and 2024, there were RMB43,590 and RMB52,696 (US$7,220) of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Balance at the beginning of the year	58,718	61,030	8,361
Additions based on tax position related to current year	9,449	8,234	1,128
Additions based on tax positions related to prior year	4,652	10,319	1,414
Reductions for tax positions related to prior years	(11,789)	(6,798)	(931)
Balance at the end of the year	61,030	72,786	9,972

For the periods presented, the Group did not record any interest related to unrecognized tax benefits.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries located in mainland China. Accordingly, the subsidiaries’ tax years of 2019 through 2024 remain open to examination by the respective tax authorities. There are no ongoing examinations by tax authorities for any of the Group’s subsidiaries.

14.	SHARE-BASED PAYMENTS

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

14.	SHARE-BASED PAYMENTS (Continued)

2013 Share Option Scheme

A summary of the activity for the options granted under the 2013 Share Option Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2023	32,855,703	0.07	0.85	5.01	5,864
Forfeited	(580,074)	0.07	2.43	—	—
Exercised	(11,857,191)	0.07	0.69	—	—
Outstanding, December 31, 2024	20,418,438	0.07	0.89	4.31	12,763
Vested and expected to vest at December 31, 2024	20,418,438	0.07	0.89	4.31	12,763
Exercisable at December 31, 2024	18,772,369	0.07	0.79	4.14	11,734

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023 and 2024 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 were RMB26,299, RMB5,510 and RMB54,102 (US$7,412), respectively.

The weighted-average grant-date fair value of the share-based awards granted during the years ended December 31, 2022 was US$0.36 per option. There were no options granted during the years ended December 31, 2023 and 2024. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022, 2023 and 2024 were RMB84,098, RMB46,725, and RMB27,467 (US$3,763), respectively.

As of December 31, 2024, there were RMB3,441 (US$471) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.71 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the 2013 Share Award Scheme is stated below:

			Aggregate
	Number of	Weighted-average	intrinsic
	shares	grant-date fair value	value
		US$	US$
Outstanding, December 31, 2023	13,137,380	1.22	3,311
Vested	(7,389,941)	0.91	—
Forfeited	(1,667,857)	1.15	—
Outstanding, December 31, 2024	4,079,582	1.82	2,853
Expected to vest at December 31, 2024	4,079,582	1.82	2,853

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

The fair value of the restricted shares is the fair value of the Company’s ordinary shares at their respective grant dates. The weighted-average grant-date fair value of the share-based awards granted during the year ended December 31, 2022 was US$1.29 per share. There were no share-based awards granted during the years ended December 31, 2023 and 2024. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022, 2023 and 2024 were RMB119,156, RMB71,379, and RMB49,172 (US$6,736), respectively.

As of December 31, 2024, there were RMB10,578 (US1,449) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 0.83 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options granted under the 2013 Share Award Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2023	14,456,890	0.87	0.32	5.97	—
Forfeited	(1,183,990)	0.87	0.30	—	—
Outstanding, December 31, 2024	13,272,900	0.87	0.32	4.97	—
Vested and expected to vest at December 31, 2024	13,272,900	0.87	0.32	4.97	—
Exercisable at December 31, 2024	12,752,900	0.87	0.31	4.97	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023 and 2024 and the option’s respective exercise price. No options were exercised during the years ended December 31, 2022, 2023 and 2024.

There were no options granted under 2013 Share Aware Scheme during the years ended December 31, 2022, 2023 and 2024. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022, 2023 and 2024 were RMB11,462, RMB9,045 and RMB5,401 (US$740), respectively.

As of December 31, 2024, there were RMB66 (US$9) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.13 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

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

2021 Share Award Scheme

In November 2021, the Company adopted the 2021 Share Award Scheme. A summary of the activity for the restricted shares with option features (the “RSUs”) issued under the 2021 Share Award Scheme is stated below:

			Weighted-
			average	Weighted-
		Weighted-	grant-	average	Aggregate
	Number of	average exercise	date	remaining	intrinsic
	the RSUs	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2023	206,152,350	0.01	0.29	9.42	49,889
Granted	37,829,282	0.01	0.21	—	—
Exercised	(106,346,174)	0.01	0.26	—	—
Forfeited	(11,128,732)	0.01	0.38	—	—
Outstanding, December 31, 2024	126,506,726	0.01	0.29	8.46	87,214
Vested and expected to vest at December 31, 2024	126,506,726	0.01	0.29	8.46	87,214
Exercisable at December 31, 2024	58,002,379	0.01	0.24	8.24	40,253

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023 and 2024 and the exercise price of respective share-based awards. Total intrinsic value of the share-based awards exercised for the years ended December 31, 2022, 2023 and 2024 were RMB5,297, RMB68,812 and RMB535,068 (US$73,304), respectively.

The weighted-average grant date fair value of the share-based awards granted during the years ended December 31, 2022, 2023 and 2024 were US$0.33, US$0.27 and US$0.21 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2022, 2023 and 2024 were RMB18,371, RMB108,925 and RMB175,724 (US$24,074), respectively.

As of December 31, 2024, there were RMB79,469 (US$10,887) of total unrecognized employee share-based compensation expenses related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.16 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Others

In connection with the acquisition of Shenzhen Yunfan Acceleration Technology Co., Ltd. In 2021, the Company granted 11,684,432 restricted shares to certain employees that contain 1-3 years’ service vesting condition. As of December 31, 2022 and 2023, 6,981,396 and 11,684,432 of restricted shares were vested, respectively. As of December 31, 2024, there were no unvested share-based awards.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

Fair value of share options

The fair value of share options was determined using the binomial tree model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatility, the Company has made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the Company’s ordinary shares is based on the Company’s share price.

The assumptions used to estimate the fair value of the share options granted for the years ended December 31, 2022 are as follows:

2022
Risk-free rate	1.75%-2.93%
Expected volatility range	35.62%-46.22%
Exercise multiple	2.20-2.80
Fair market value per ordinary share as at valuation date	US$0.24-US$0.73

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Cost of revenues	15,618	9,756	16,868	2,311
Selling and marketing expenses	68,562	6,977	45,572	6,243
General and administrative expenses	187,843	114,766	101,106	13,851
Research and development expenses	87,812	50,146	50,895	6,973
	359,835	181,645	214,441	29,378

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

Under laws and regulations of mainland China, there are restrictions on the Company’s mainland China subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s mainland China subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB4,151,508 (US$568,754) as of December 31 2024; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2023 and 2024 and for each of the three years in the period ended December 31, 2024 are disclosed in Note 22.

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

16.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited shareholders	(2,658,184)	(2,176,340)	(1,966,680)	(269,433)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	3,623,838,985	3,558,354,940	3,658,088,876	3,658,088,876
Basic and diluted loss per share	(0.73)	(0.61)	(0.54)	(0.07)

For the years ended December 31, 2022, 2023 and 2024, the effects of unexercised options and unvested awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

17.	SHAREHOLDERS’ EQUITY

On March 31, 2022, the Company’s shareholders and Board of Directors authorized a share repurchase program (“2022 Share Repurchase Program”) under which the Company may repurchase up to US$100,000 of its ordinary shares in the form of ADSs during a twelve-month period. The share repurchases may be made in accordance with applicable laws and regulations through open market transactions, privately negotiated transactions or other legally permissible means as determined by the management. Under the 2022 Share Repurchase Program, the Company has repurchased 183,901,110 ordinary shares for the year ended December 31, 2022. There were no repurchases for the years ended December 31, 2023 and 2024.

On December 30, 2022, the Company completed its listing by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “HK Stock Exchange”).

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft Corporation”) and its subsidiaries (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Entity controlled by a director of the Company

b)	The Group had the following related party transactions:

	For the year ended December 31
	2022	2023	2024	2024
Revenues:	RMB	RMB	RMB	US$
Public cloud services provided to Xiaomi Group	804,647	763,338	1,091,451	149,528
Public cloud services provided to Kingsoft Group	187,907	217,333	281,286	38,536
Public cloud services provided to other related parties	50,629	378	516	71
Enterprise cloud services provided to Xiaomi Group	74,590	104,967	182,364	24,984
Enterprise cloud services provided to Kingsoft Group	10,892	18,690	15,479	2,121
Enterprise cloud services provided to other related parties	—	2,200	16	2
Other services provided to other related parties	—	436	—	—
	1,128,665	1,107,342	1,571,112	215,242
Purchase of devices from Xiaomi Group	144	91	66	9
Interest expense on loans due to Xiaomi Group	48,707	39,703	30,963	4,242
Interest expense on a loan due to Kingsoft Group	18,364	958	45,709	6,262
Rental of building from Xiaomi Group*	48,766	39,713	37,812	5,180
Rental of office space, and administrative services from Kingsoft Group	13,931	9,167	9,812	1,344
	129,912	89,632	124,362	17,037
*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2023 and 2024, the related operating lease right-of-use assets amounted to RMB115,622 and RMB83,457 (US$11,434) and operating lease liabilities amounted to RMB132,146 and RMB91,841 (US$12,582), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (Continued)
c)	The Group had the following related party balances at the end of the year:

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
Amounts due from related parties:
Trade related:
Xiaomi Group	189,027	285,656	39,135
Kingsoft Group	61,901	18,117	2,482
Other related parties	71,372	14,753	2,021
	322,300	318,526	43,638
Amounts due to related parties:
Trade related:
Kingsoft Group	5,824	1,258	172
Xiaomi Group	26,520	26,676	3,655
Other related parties	7,055	14,284	1,957

Non-trade related*:
Kingsoft Group	529,284	1,032,459	144,446
Xiaomi Group	403,292	819,134	112,221
	971,975	1,893,811	259,451

*Amounts included borrowings from related parties as disclosed in Note 12.

All the balances with related parties except for the certain borrowings from Xiaomi Group and Kingsoft Group were unsecured. All outstanding balances except for borrowings from Xiaomi Group and Kingsoft Group as disclosed in Note 12 are repayable on demand unless otherwise disclosed. The credit losses for the amount due from related parties were immaterial for the periods presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

19.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

On May 30, 2024, the Group entered into a non-cancelable one-year internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB600,000 (US$82,200). As of December 31, 2024, the remaining purchase commitment is RMB252,912 (US$34,649).

Contingencies

The Group is currently not involved in legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of December 31, 2022	453,074
Foreign currency translation adjustments, net of tax of nil	102,268
Balance as of December 31, 2023	555,342
Foreign currency translation adjustments, net of tax of nil	11,558
Balance as of December 31, 2024	566,900
Balance as of December 31, 2024, in US$	77,665

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

21.	SUBSEQUENT EVENT

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

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As at December 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	21,752	4,843	663
Restricted cash	171	—	—
Prepayments and other assets	30,456	31,216	4,278
Amounts due from subsidiaries (other than WFOE)*	1,834,723	—	—
Amounts due from WFOE	100,000	—	—
Total current assets	1,987,102	36,059	4,941
Non-current assets:
Investments in subsidiaries	6,019,179	6,064,318	830,808
Total non-current assets	6,019,179	6,064,318	830,808
Total assets	8,006,281	6,100,377	835,749
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	916,574	837,703	114,765
Income tax payable	2,835	2,902	398
Amounts due to WFOE	5,377	5,457	748
Amounts due to VIEs and VIEs’ subsidiaries	38,610	86,275	11,819
Total current liabilities	963,396	932,337	127,730
Other liabilities	152,733	—	—
Total non-current liabilities	152,733	—	—
Total liabilities	1,116,129	932,337	127,730
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 and 40,000,000,000 shares authorized, 3,805,284,801 and 3,805,284,801 shares issued, 3,562,097,466 and 3,687,690,772 shares outstanding as of December 31, 2023 and 2024, respectively)	25,443	25,689	3,519
Treasury shares	(208,385)	(105,478)	(14,450)
Additional paid-in capital	18,811,028	18,940,885	2,594,891
Accumulated deficit	(12,293,276)	(14,259,956)	(1,953,606)
Accumulated other comprehensive income	555,342	566,900	77,665
Total Kingsoft Cloud Holdings Limited shareholders’ equity	6,890,152	5,168,040	708,019
Total liabilities and shareholders’ equity	8,006,281	6,100,377	835,749

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(148,392)	(36,736)	(25,975)	(3,559)
Total operating expenses	(148,392)	(36,736)	(25,975)	(3,559)
Operating loss
Interest income	12,430	3,830	861	118
Interest expense	—	(28,339)	(31,048)	(4,254)
Foreign exchange (loss) gain	(39,426)	8,078	(2,592)	(355)
Other income, net	10,372	12,683	4,070	558
Other loss, net	(37,764)	(14,433)	—	—
Share of (losses) income of subsidiaries	(264,260)	62,514	1,072	148
Contractual interests in VIEs and VIEs’ subsidiaries**	(2,190,364)	(2,183,913)	(1,913,044)	(262,085)
Loss before income taxes	(2,657,404)	(2,176,316)	(1,966,656)	(269,429)
Income tax expense	(780)	(24)	(24)	(3)
Net loss	(2,658,184)	(2,176,340)	(1,966,680)	(269,432)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	660,956	102,268	11,558	1,583
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,997,228)	(2,074,072)	(1,955,122)	(267,849)
*

Majority of amounts due from the Company’s subsidiaries were ultimately provided to the VIEs and their subsidiaries by the Company’s subsidiaries. Except for the Company’s investments in Camelot Technology, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share of contractual interests in cumulative losses as of December 31, 2023 and 2024, and the carrying amounts of “amounts due from subsidiaries” were further adjusted.

**	It represents the primary beneficiary’s share of losses generated from the VIEs and their subsidiaries.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

22.CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Cash Flows

	For the year ended December 31
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash used in operating activities	(40,310)	(66,851)	(82,174)	(11,258)
Net cash generated from investing activities	358,010	609,277	243,994	33,427
Net cash used in financing activities	(215,923)	(681,660)	(213,174)	(29,205)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(1,427)	(8,586)	34,274	4,696
Net increase (decrease) in cash, cash equivalents, and restricted cash	100,350	(147,820)	(17,080)	(2,340)
Cash, cash equivalents, and restricted cash at the beginning of the year	69,393	169,743	21,923	3,003
Cash, cash equivalents, and restricted cash at the end of the year	169,743	21,923	4,843	663

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “Share of (losses) income of subsidiaries” and “Contractual interests in VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “Investments in subsidiaries” for its share of the subsidiaries and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.