Form 20-F
period 2025-12-31
Kingsoft Cloud Holdings Ltd
filed 2026-04-23
CIK 1795589

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

Yi Li

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

There were 4,479,857,667 ordinary shares, par value $0.001 per share as of December 31, 2025.

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

Yes  ☐            No  ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“ADSs” refers to the American depositary shares, each representing 15 ordinary shares;
●	“AI” refers to artificial intelligence;
●	“AIGC” refers to artificial intelligence generated content;
●	“China,” “Chinese Mainland,” or “PRC” refers to the People’s Republic of China which, for the purpose of this annual report and for geographical reference only, excludes Hong Kong, Macao Special Administrative Region of the People’s Republic of China, and Taiwan Region;
●	“Enterprise Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from enterprise cloud services for a historical year;
●	“GPU” refers to graphics processing unit;
●	“the Group” refers to Kingsoft Cloud Holdings Limited, its subsidiaries and the VIEs;
●	“Kingsoft Cloud HNYP Information” refers to Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd., one of our wholly foreign owned entities, or WFOEs;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time;
●	“IaaS” refers to Infrastructure as a Service, a category of cloud services that provides high-level application programming interface used to dereference various low-level details of underlying network infrastructure like physical computing resources, location, data partitioning, scaling, security, backup, etc.;
●	“independent cloud service providers” refers to cloud service providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;
●	“Kingsoft Cloud Information” refers to Kingsoft Cloud (Beijing) Information Technology Co., Ltd., a VIE;
●	“Kingsoft Cloud Shenzhen” refers to Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd. (formerly known as Shenzhen Yunfan Acceleration Technology Co., Ltd.) and its subsidiary;
●	“Kingsoft Corporation” refers to Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on The Stock Exchange of Hong Kong Limited;
●	“Kingsoft Group” refers to Kingsoft Corporation Limited (HKEx: 3888), our largest shareholder, and its subsidiaries and consolidated affiliated entities;
●	“Nanjing Qianyi” refers to Nanjing Qianyi Shixun Information Technology Co., Ltd., one of the subsidiaries of a VIE;

●	“net dollar retention rate of Public Cloud Service Premium Customers” is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period;
●	“ordinary share” refers to our ordinary shares, par value US$0.001 per share;
●	“PaaS” refers to Platform as a Service, a category of cloud services that provides a platform allowing customers to develop, run, and manage applications without the complexity of building and maintaining the infrastructure typically associated with developing and launching an app;
●	“Premium Customer” refers to a customer with annual revenues of over RMB700,000 for a historical year;
●	“Public Cloud Service Premium Customer” refers to a customer with annual revenues of over RMB700,000 generated from public cloud services for a historical year;
●	“QY Data” refers to Lingqiong Shunlian (Qingyang) Data Technology Co., Ltd. (formerly known as Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd.), one of the subsidiaries of a VIE;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SaaS” refers to Software as a Service, a category of cloud services that provides a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted;
●	“SEHK” refers to The Stock Exchange of Hong Kong Limited;
●	“Shanghai Jinxun Ruibo” refers to Shanghai Jinxun Ruibo Network Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“variable interest entities” or “VIEs” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests and all or a portion of the assets at the minimum price possible to the extent permitted by PRC law;
●	“VAT License” refers to the business operation license for value-added telecommunication services;
●	“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries;
●	“Wuhan Kingsoft Cloud” refers to Wuhan Kingsoft Cloud Information Technology Co., Ltd., one of the subsidiaries of a VIE;
●	“Xiaomi” or “Xiaomi Group” refers to Xiaomi Corporation (HKEx: 1810), one of our shareholders, and its subsidiaries and VIEs; and
●	“Zhuhai Kingsoft Cloud” refers to Zhuhai Kingsoft Cloud Technology Co., Ltd., a VIE.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals or percentages may not be an arithmetic calculation of the figures that preceded them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

(2)	Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Tao Zou, our executive director and acting CEO, respectively, as registered owners.

Our corporate structure involves unique risks to investors in the ADSs. In 2023, 2024 and 2025, the amount of revenues generated by the VIEs accounted for 65%, 67% and 69%, respectively, of our total net revenues. As of December 31, 2024 and 2025, total assets of the VIEs, excluding amounts due from other companies in the Group, equaled to 52% and 57% of our consolidated total assets as of the same dates, respectively. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to material penalties or be forced to relinquish our interests in those operations or otherwise significantly change our corporate structure. We and our investors face significant uncertainty about potential future actions by the PRC government that could affect the legality and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our company as a whole. The ADSs may decline in value or become worthless, if we are unable to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements” for detailed discussion.

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

For example, the PRC Data Security Law and the PRC Personal Information Protection Law posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations for the Administration of Network Data Security published by the Cyberspace Administration of China for public comments in November 2024, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the interpretation and application of current and future laws, regulations and rules in Chinese Mainland mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of the ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to changes and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

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

Trading in our securities on Nasdaq may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”), as amended by the Consolidated Appropriation Act, 2023, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong (the “2021 Determinations”), including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination if made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Chinese Mainland and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in Chinese Mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

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

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure and the Contractual Arrangements.” The operational risks associated with being based in and having operations in Chinese Mainland also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in Chinese Mainland are expected to apply to Chinese Mainland entities and businesses, rather than entities or businesses in Hong Kong and Macau, if any, which operate under a different set of laws from Chinese Mainland.

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business and Industry

●	Our historical financial and operating results may not be indicative of future performance.

●	We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
●	To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, servers, storage, and networking equipment, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
●	Our business depends on the stable and timely supply of hardware and telecommunications services, and any disruption in our supply chain could harm our operations.
●	We have recorded negative cash flows from operating activities historically.
●	The market in which we participate is competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
●	Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.
●	Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.
●	Significant impairment of our property and equipment could materially impact our financial position and results of our operations.

Risks Relating to Our Relationships with Kingsoft Group and Xiaomi

●	If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
●	Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
●	Any policy changes, punishment or litigation against Kingsoft Group or Xiaomi, or any negative developments in Kingsoft Group’s or Xiaomi’s market position, brand recognition or financial condition may materially and adversely affect our reputation, business, results of operations and financial condition.
●	Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Risks Relating to Our Corporate Structure and the Contractual Arrangements

●	There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the contractual arrangement for our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations performance of our company. If the PRC government finds such agreements that establish the structure for operating our businesses in China non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.
●	Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.

●	The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIEs or the registered shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks Relating to Doing Business in China

●	A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition. For details, see page 49 of this annual report.
●	We may be adversely affected by rising international political tensions. For details, see page 50 of this annual report.
●	Changes in China’s economic or social conditions or government policies could have a material adverse effect on our business and operations. For details, see page 51 of this annual report.
●	Changes and developments in the PRC legal system and the interpretation and enforcement of PRC laws, rules and regulations may subject us to uncertainties. For details, see page 51 of this annual report.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 52 of this annual report.
●	The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings. For details, see page 52 of this annual report.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. For details, see page 54 of this annual report.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements included elsewhere in this annual report. For details, see page 60 of this annual report.
●	Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. For details, see page 61 of this annual report.

Risks Relating to Our Ordinary Shares and the ADSs

●	The price and trading volume of our ordinary shares and the ADSs may be volatile, which could lead to substantial losses to investors.
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our securities, the market price for our ordinary shares and/or the ADSs and trading volume could decline.
●	Substantial future sales or perceived sales of our ordinary shares or the ADSs in the public market could materially and adversely affect the price of our ordinary shares or the ADSs.
●	Techniques employed by short sellers may drive down the market price of our ordinary shares and/or the ADSs.
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of our ordinary shares and/or the ADSs for a return on your investment.

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

We have incurred net loss of RMB2,183.6 million, RMB1,979.0 million and RMB943.7 million (US$134.9 million) in 2023, 2024 and 2025, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to maintain stable or slightly increase in absolute amounts as we enhanced cost and expenses control, which may further increase in the future as we aim to continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability.

To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, servers, storage, and networking equipment, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.

Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure, including through the procurement of advanced servers and other hardware, and investing substantially in our research and development efforts. Our research and development expenses were RMB784.8 million, RMB846.0 million and RMB810.3 million (US$115.9 million) in 2023, 2024 and 2025. We also plan ahead and commit underlying resources, including IDC costs and equipment purchases, based on our understanding of market prospects. Our IDC costs were RMB3,211.2 million, RMB2,892.1 million and RMB3,133.4 million (US$445.2 million) in 2023, 2024 and 2025. Our capital expenditures, primarily in connection with purchases of servers, networking equipment, property and other equipment and intangible assets, were RMB1,964.7 million, RMB4,124.7 million and RMB4,994.3 million (US$714.2 million), respectively, in 2023, 2024 and 2025. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs, hardware procurement costs, and/or capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development and physical infrastructure may not generate corresponding benefits. Given the fast pace with which technology has been and will continue to advance, we may not be able to timely upgrade our servers and other infrastructure in an efficient and cost-effective manner, or at all. New technologies in our industry could render our existing hardware, our infrastructure, or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

Our business depends on the stable and timely supply of hardware and telecommunications services, and any disruption in our supply chain could harm our operations.

Our ability to provide cloud services and expand our infrastructure depends on the procurement of advanced hardware, including servers, networking equipment, and other components. Any global supply chain constraints, export control restrictions, or geopolitical tensions could result in shortages, delays, or significant price increases. For example, U.S. export controls on advanced semiconductors and integrated circuits may limit our ability to source necessary hardware for our research and development or infrastructure needs. If we are unable to secure an adequate supply of hardware on commercially reasonable terms, or if our suppliers face operational disruptions, we may be unable to meet customer demand, leading to service performance issues, loss of customers, and increased costs.

We have recorded negative cash flows from operating activities historically.

We have experienced net cash outflow from operating activities. Our net cash used in operating activities amounted to RMB169.1 million in 2023. In contrast, we recorded net cash generated from operating activities of RMB628.4 million and RMB3,801.0 (US$543.5 million) in 2024 and 2025, respectively. Despite we record net operating cash inflow in 2024 and 2025, we may record negative operating cash flow in the future, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operations and future business expansion.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

We typically extend credit terms ranging from 30 to 180 days to our customers, resulting in accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results. As of December 31, 2023, 2024 and 2025, the carrying amounts of our accounts receivable were RMB 1,529.9 million, RMB1,468.7 million and RMB1,740.5 million (US$248.9 million), respectively. The corresponding allowance for credit losses as of December 31, 2023, 2024 and 2025 were RMB24.7 million RMB57.6 million and RMB99.4 million (US$14.2 million), respectively, and the write-offs charged against the allowance for credit losses for the years ended December 31, 2023, 2024 and 2025 were RMB497.4 million, RMB253.0 million and RMB133.4 million (US$19.1 million), respectively.

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

Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of customers. In 2023, 2024 and 2025, our total revenues generated from Premium Customers accounted for 98.1%, 98.1% and 98.3% of our total revenues in the same periods, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

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

We make investments in product development, technologies, branding, sales and marketing to remain competitive. In 2023, 2024 and 2025, our principal sources of liquidity included bank loans, loans from related parties and finance lease from third parties. In April 2025, we further strengthened our liquidity position through a public offering. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

●	our future business development, financial condition and results of operations;
●	general market conditions for financing activities; and
●	macro-economic and other conditions in China and elsewhere.

As of December 31, 2025, we had cash and cash equivalents of RMB6,018.0 million (US$860.6 million), and we had net current assets of RMB1,602.1 million (US$229.1 million). We also entered into several loan agreements with Xiaomi Group. We cannot assure you that we will be successful in our efforts to diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

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

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. According to the Regulations on Security Protection of Critical Information Infrastructure, the competent PRC government authorities of important industries and sectors are responsible for identifying critical information infrastructures in their own industries and sectors based on the identification rules and informing the operator of the critical information infrastructure if such infrastructure is identified and designated as critical information infrastructure in a timely manner. The PRC government authorities have discretion in the identification of critical information infrastructures as well as the interpretation and enforcement of these regulations. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The recently amended Cybersecurity Law strengthens enforcement measures and significantly increases penalties for violations of the law. Operators of critical information infrastructure may be subject to increased regulatory scrutiny and significant additional compliance costs.

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

Our operations are dependent in part upon transmission bandwidth provided by third-party telecommunications network providers, access to data centers to house our servers and other computing resources. There can be no assurance that we are adequately prepared for unexpected increases in bandwidth and data center demands by our customers. The bandwidth we have contracted to use or the data centers we have established may become unavailable for a variety of reasons, including service outages, payment disputes, network providers going out of business, natural disasters, networks imposing traffic limits, or governments adopting regulations that impact network operations. In some regions, bandwidth providers have their own services that compete with us, or they may choose to develop their own services that will compete with us. These bandwidth providers may become unwilling to sell us adequate transmission bandwidth at fair market prices, if at all. This risk is heightened where market power is concentrated with one or a few major networks. We also may be unable to move quickly enough to augment capacity to reflect growing traffic or security demands. In addition, our operations may be affected by the availability and procurement of high-performance hardware, including GPUs. There can be no assurance that we will be able to secure an adequate supply of GPUs on commercially reasonable terms, or at all, due to global supply chain constraints, export control restrictions, increased demand from other sectors, or geopolitical factors. Any shortage or delay in obtaining such hardware could limit our capacity expansion, negatively impact service performance, or result in increased costs. Failure to put in place the capacity we require could result in a reduction in, or disruption of, service to our customers and ultimately a loss of those customers. Such a failure could result in our inability to acquire new customers demanding capacity not available on our platform.

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

As of December 31, 2025, we had goodwill of RMB4,605.7 million (US$658.6 million) which primarily arose from the acquisition of Camelot in September 2021. For details, see “Item 5. Operating and Financial Review and Prospects—5.E. Critical Accounting Estimates—Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of December 31, 2025. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. We did not record any impairment of our goodwill in 2023, 2024 and 2025. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to our equity investments. In particular, the fluctuation of fair value changes of our equity investment may affect our financial performance, our business and results of operations.

In 2023, 2024 and 2025, we made certain equity investments. As of December 31, 2023, 2024 and 2025, our equity investments amounted to RMB259.9, RMB234.2 million and RMB234.2 million (US$33.5 million), respectively. The carrying value of our equity investments may be affected by a number of factors, such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. In particular, we are exposed to risks relating to fair value changes of our equity investment. For certain equity investments without readily determinable fair value, the methodologies that we use to assess the fair value of the equity investments involve management judgment and are inherently uncertain. There can be no assurance that we will recognize fair value gains from equity investments in the future. If we incur fair value losses, our results of operations, financial condition and prospects may be adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2025. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting maintained, in all material respects, effective as of December 31, 2025.

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

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of the date of this annual report, we have registered 1,528 patents, 716 trademarks, 910 copyrights, and 135 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.

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

We have recorded a significant amount of property and equipment. As of December 31, 2023, 2024 and 2025 our property and equipment, net was RMB2,186.1 million, RMB4,630.1 million, and RMB10,094.9 million (US$1,443.5 million), respectively. We evaluate our property and equipment for impairment whenever events or changes in circumstances, indicate that the carrying amount of the property and equipment in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of property and equipment by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset groups, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We record RMB653.7 million, RMB919.7 million and nil impairment of our property and equipment in 2023, 2024 and 2025. However, we may record significant impairments on property and equipment in the future. Any significant impairment losses charged against our property and equipment could have a material adverse effect on our results of operations.

Significant impairment of our intangible assets could materially impact our financial position and results of our operations.

We have recorded a significant amount of intangible assets, which consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. As of December 31, 2023, 2024 and 2025, our intangible assets, net was RMB834.5 million, RMB694.9 million and RMB532.8 million (US$76.2 million), respectively. We evaluate our intangible assets for impairment whenever events or changes in circumstances, indicate that the carrying amount of the intangible assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of intangible assets by comparing the carrying amount of the asset groups to the future undiscounted cash flows expected to result from the use of the asset groups and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the asset groups over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our intangible asset groups in 2023, 2024 and 2025. However, we may record significant impairments on intangible assets in the future. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our results of operations.

We may be subject to impairment losses on prepayments and other assets.

As of December 31, 2023, 2024 and 2025, we recorded prepayments and other assets of RMB2,683.5 million, RMB2,683.1 million and RMB2,732.2 million (US$390.7 million), respectively. Our prepayments and other assets primarily consist of contract assets net of allowance for credit loss, VAT prepayments, individual income tax receivable, prepayments to suppliers and prepayments for electronic equipment. We may be subject to impairment losses on prepayments and other assets if the actual recoverability of prepayments and other assets is lower than the expected level, which could adversely affect our cash flow and our ability to meet our working capital requirements, thereby adversely affecting our business, financial condition and results of operations.

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

We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021 (as amended on December 20, 2022 with such amendments to take effect immediately upon Listing), or the 2021 Share Incentive Plan. In addition, we granted share-based awards in connection with our acquisitions. In 2023, 2024 and 2025, we incurred share-based compensation of RMB181.6 million, RMB214.4 million and RMB446.9 million (US$63.9 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.

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

PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. In 2023, 2024 and 2025 and up to the date of this annual report, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the date of this annual report, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions of RMB19.0 million, RMB19.0 million and RMB24.3 million (US$3.5 million) in our consolidated statements of comprehensive loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Kingsoft Corporation, our major shareholder, is a leading software company in China. Xiaomi, another major shareholder of our company, is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals, artificial intelligence, electronic vehicle, devices for IoT-smart living solutions and WPS office software. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues and made borrowings. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.

We have, and believe that we will continue to, derive a portion of our revenues and made borrowings from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 3.3%, 3.8% and 4.0% of our total revenues in 2023, 2024 and 2025, respectively. Revenues from Xiaomi Group in the aggregate accounted for 12.3%, 16.4% and 23.4% of our total revenues in 2023, 2024 and 2025, respectively. In addition, we entered into several loan agreements with Kingsoft Corporation and Xiaomi Group. As of December 31, 2025, we had outstanding loans payable in the amount of RMB559.8 million (US$80.1 million) to Xiaomi Group, respectively. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.

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

Two of our principal shareholders, Kingsoft Corporation Limited and Xiaomi, have substantial influence over our company. As of March 31, 2026, Kingsoft Corporation beneficially owned 32.9% of our issued and outstanding shares and Xiaomi beneficially owned 10.3% of our issued and outstanding shares. Mr. Tao Zou, the chairman of the board, our executive director and acting chief executive officer, also serves as an executive director and the chief executive officer at Kingsoft Corporation. Ms. Yi Li, our chief financial officer, also serves as the acting chief financial officer, a vice president and the finance director of Kingsoft Corporation. Mr. Heng Qu, our non-executive director, also serves as a vice president and chairman of the group technology committee of Xiaomi. Mr. Duo Zhang, our non-executive director, also serves as the general manager of infrastructure technology platform department and head of the artificial intelligence platform department of Xiaomi. As of the date of this annual report, none of our other directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.

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

Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

●	Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, where they are entitled to subscribe such number of ordinary shares to maintain their respective existing shareholding in our company upon completion of such placing and issuance of new ordinary shares by our company. Moreover, we entered into several loan agreements with Xiaomi Group, and had outstanding loans payables in the amount of RMB559.8 million (US$80.1 million) as of December 31, 2025.
●	Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.
●	Sale of shares in our company. Subject to any applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our company to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our ordinary shares and the ADSs.
●	Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of our ordinary shares and the ADSs.
●	Our directors may have conflicts of interest. Certain of our directors and/or employees are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

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

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version) published by the NDRC and the Ministry of Commerce on September 6, 2024 and effective on November 1, 2024, and other applicable laws, regulations and rules, foreign investment is not permitted in the types of business that do not fall within China’s commitment to the WTO to open up unless in the pilot zones where further opening-up policies are implemented, and as for the value-added telecommunications business types which fall within China’s commitment to the WTO, except as otherwise stipulated by the state, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication services provider.

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

The Company has relied and expect to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate the business in China. These contractual arrangements may not be as effective as direct ownership in providing the Company with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with the Company by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by the VIEs and their subsidiaries constituted a majority of our revenues in 2023, 2024 and 2025. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ordinary shares and/or the ADSs may decline significantly.

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

The global macro-economic environment is facing challenges, including the adverse impact on the global economies and financial markets. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The prolonged Russia-Ukraine conflict continues to disrupt global energy and commodity markets, contributing to heightened geopolitical instability across Europe and beyond. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, including the escalating tensions and military confrontations between the United States and Iran, the ongoing Israel-Hamas conflict, and broader destabilization across the Middle East region. There have also been concerns on the relationship among certain Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The trade disputes and broader strategic rivalry between the United States and China, including restrictions on technology exports, investment curbs, and tariff escalations, continue to pose significant risks. These ongoing tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. Although growth of China’s economy remained relatively stable, there is a possibility that China’s economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and relevant five guidelines on the application of Regulatory Rules, which took effect from March 31, 2023, requiring Chinese domestic companies’ overseas securities offerings or listings be filed with the CSRC. Pursuant to Overseas Listing Trial Measures, a filing-based regulatory system will be applied to both “direct” and “indirect” overseas offering or listing of PRC domestic companies. The “indirect overseas offering or listing” of PRC domestic companies refers to such securities offering or listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets both of the following conditions, the offering or listing shall be determined as an indirect overseas offering or listing by a domestic company: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; (ii)the main parts of the issuer’s business activities are conducted in Chinese Mainland, its main place(s) of business are located in Chinese Mainland, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in Chinese Mainland. The Overseas Listing Trial Measures provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfil their filing obligations and report relevant information to the CSRC within three working days after the completion of any subsequent securities offering on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence and public disclosure of any specified circumstances provided thereunder. We may be required to file the relevant documents with the CSRC and complete the filing procedures with the CSRC in connection with any future offshore securities offering. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million, which could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise tighten the regulations on PRC companies seeking overseas offering or listing.

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

With respect to our Hong Kong entities, although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in Chinese Mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our cash demand.”

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

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Chinese Mainland and Hong Kong, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in Chinese Mainland were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand.

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

Trading in our securities on Nasdaq may be prohibited under the HFCAA as amended by the Consolidated Appropriation Act, 2023, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong (the “2021 Determinations”), including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition unless a determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Chinese Mainland and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in Chinese Mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

Although we believe we were not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for 2025 there can be no assurance in this regard, and due to the substantial fluctuations of our ADSs’ trading prices there is a significant risk that we will be a PFIC for 2026 or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2025, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2025. However, our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2026 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a risk (which, depending on market conditions, may be significant) that we will be a PFIC for our taxable year 2026, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, we can give no assurance as to our PFIC status for any taxable year. If we are a PFIC for any taxable year during which a U.S. taxpayer holds ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we cease to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10. Additional Information—10. E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In March 2021, we completed the acquisition of 100% equity interest in Shenzhen Yunfan Acceleration Technology Co., Ltd. (currently named as “Kingsoft Cloud (Shenzhen) Edge Computing Technology Co., Ltd”) and its subsidiary (collectively, “Kingsoft Cloud Shenzhen”). Kingsoft Cloud Shenzhen is mainly engaged in providing content distribution, acceleration and other cloud-related IaaS and PaaS edge computing solutions, and the acquisition is expected to enhance our expertise in public cloud services.

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

In April 2025, we completed a public offering in which we offered an aggregate of (i) 20,075,000 ADSs (including the full exercise of the underwriters’ option to purchase additional ADSs), and (ii) 18,000,000 ordinary shares.

In September 2025, we completed a public offering in which we offered an aggregate of 338,000,000 ordinary shares.

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

In 2025, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB80.8 million (US$11.5 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2024 and 2025, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2025, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB2,636.6 million (US$377.0 million) to the VIEs and repaid loans amounted to RMB100.0 (US$14.3 million), and the VIEs provided loans amounted to RMB50.0 million (US$7.1 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2025, the VIEs transferred RMB33.1 million (US$4.7 million) to our PRC subsidiaries for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2025. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

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

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,891,095	4,156,366	—	7,047,461
Intra-Group revenues (1)	—	14,655	31,054	443,355	(489,064)	—
Total revenues	—	14,655	2,922,149	4,599,721	(489,064)	7,047,461
Third-party costs and expenses	(36,736)	(262,123)	(2,594,523)	(6,262,630)	—	(9,156,012)
Intra-Group costs and expenses (1)	—	—	(320,354)	(39,695)	360,049	—
Total costs and expenses	(36,736)	(262,123)	(2,914,877)	(6,302,325)	360,049	(9,156,012)
Operating (loss) income	(36,736)	(247,468)	7,272	(1,702,604)	(129,015)	(2,108,551)
(Loss) income from non-operations	(18,205)	274,356	67,576	(407,418)	8,595	(75,096)
Share of income of subsidiaries	62,514	—	—	—	(62,514)	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(2,183,913)	—	—	—	2,183,913	—
Net (loss) income	(2,176,340)	26,888	74,848	(2,110,022)	2,000,979	(2,183,647)

	For the Year Ended December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	—	2,947,497	4,837,683	—	7,785,180
Intra-Group revenues (1)	—	12,991	21,126	365,009	(399,126)	—
Total revenues	—	12,991	2,968,623	5,202,692	(399,126)	7,785,180
Third-party costs and expenses	(25,975)	(109,775)	(2,821,439)	(6,567,001)	—	(9,524,190)
Intra-Group costs and expenses (1)	—	(25,494)	(223,181)	(42,134)	290,809	—
Total costs and expenses	(25,975)	(135,269)	(3,044,620)	(6,609,135)	290,809	(9,524,190)
Operating loss	(25,975)	(122,278)	(75,997)	(1,406,443)	(108,317)	(1,739,010)
(Loss) income from non-operations	(28,733)	205,632	153,443	(506,601)	(63,773)	(240,032)
Share of income of subsidiaries	1,072	—	—	—	(1,072)	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(1,913,044)	—	—	—	1,913,044	—
Net (loss) income	(1,966,680)	83,354	77,446	(1,913,044)	1,739,882	(1,979,042)

	For the Year Ended December 31, 2025
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party revenues	—	36,275	3,120,734	6,401,610	—	9,558,619
Intra-Group revenues (1)	—	7,223	53,486	218,763	(279,472)	—
Total revenues	—	43,498	3,174,220	6,620,373	(279,472)	9,558,619
Third-party costs and expenses	(51,962)	(137,362)	(3,311,367)	(6,830,841)	—	(10,331,532)
Intra-Group costs and expenses (1)	—	(783)	(79,557)	(61,489)	141,829	—
Total costs and expenses	(51,962)	(138,145)	(3,390,924)	(6,892,330)	141,829	(10,331,532)
Operating loss	(51,962)	(94,647)	(216,704)	(271,957)	(137,643)	(772,913)
(Loss) income from non-operations	(3,626)	260,158	49,456	(496,139)	19,372	(170,779)
Share of loss of subsidiaries	(112,568)	—	—	—	112,568	—
Contractual interests in VIEs and VIEs’ subsidiaries (3)	(768,095)	—	—	—	768,095	—
Net (loss) income	(936,251)	165,511	(167,248)	(768,096)	762,392	(943,692)

The following tables present the summary balance sheet data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and the VIEs and their subsidiaries as of the dates presented.

	As of December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	4,843	295,430	1,180,814	1,167,677	—	2,648,764
Restricted cash	—	—	35,837	45,500	—	81,337
Accounts receivable, net	—	—	424,004	1,044,659	—	1,468,663
Short-term investment	—	—	90,422	—	—	90,422
Prepayments and other assets	31,216	16,003	865,549	1,320,306	—	2,233,074
Amounts due from related parties	—	232	51,902	266,392	—	318,526
Total current assets	36,059	311,665	2,648,528	3,844,534	—	6,840,786
Non-current assets:
Property and equipment, net	—	43,098	52,436	4,534,518	—	4,630,052
Intangible assets, net	—	—	620,773	74,107	—	694,880
Prepayments and other assets	—	—	1,061	448,922	—	449,983
Goodwill	—	—	4,556,909	48,815	—	4,605,724
Equity investments	—	17,197	50,871	166,114	—	234,182
Investments in subsidiaries (2)	6,064,318	—	—	—	(6,064,318)	—
Operating lease right-of-use assets	—	2,105	39,990	94,952	—	137,047
Total non-current assets	6,064,318	62,400	5,322,040	5,367,428	(6,064,318)	10,751,868
Amounts due from Kingsoft Cloud Holdings Limited	—	5,457	1,269,233	86,275	(1,360,965)	—
Amounts due from subsidiaries (other than WFOE)	—	2,690	—	2,658,342	(2,661,032)	—
Amounts due from WFOE	—	—	1,163,360	613,455	(1,776,815)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	9,623,511	3,595,806	—	(13,219,317)	—
Amounts due from group companies	—	9,631,658	6,028,400	3,358,071	(19,018,129)	—
Total assets	6,100,377	10,005,723	13,998,968	12,570,033	(25,082,447)	17,592,654
Current liabilities:
Accounts payable	—	—	166,267	1,710,737	—	1,877,004
Accrued expenses and other liabilities	837,703	79,254	934,439	1,490,594	—	3,341,990
Short-term bank loans	—	—	59,500	2,166,265	—	2,225,765
Income tax payable	2,902	—	66,317	—	—	69,219
Amounts due to related parties	—	29,354	50,191	1,504,654	—	1,584,199
Current operating lease liabilities	—	2,161	18,768	40,329	—	61,258
Total current liabilities	840,605	110,769	1,295,482	6,912,579	—	9,159,435
Non-current liabilities:
Long-term bank loan	—	—	—	1,660,584	—	1,660,584
Deferred tax liabilities	—	12,063	89,614	—	—	101,677
Other liabilities	—	—	69,189	721,082	—	790,271
Non-current operating lease liabilities	—	—	16,403	49,352	—	65,755
Amounts due to related parties	—	—	—	309,612	—	309,612
Total non-current liabilities	—	12,063	175,206	2,740,630	—	2,927,899
Amounts due to Kingsoft Cloud Holdings Limited	—	—	—	—	—	—
Amounts due to subsidiaries (other than WFOE)	1,269,233	1,163,360	—	3,595,806	(6,028,400)	—
Amounts due to WFOE	5,457	—	2,690	9,623,511	(9,631,658)	—
Amounts due to VIEs and VIEs’ subsidiaries	86,275	613,454	2,658,342	—	(3,358,071)	—
Amounts due to group companies	1,360,965	1,776,814	2,661,032	13,219,317	(19,018,129)	—
Total liabilities	2,201,570	1,899,646	4,131,720	22,872,526	(19,018,129)	12,087,334

	For the Year Ended December 31, 2025
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current assets:
Cash and cash equivalents	2,161,778	145,216	2,341,159	1,369,890	—	6,018,043
Restricted cash	—	—	50,088	49,106	—	99,194
Accounts receivable, net	—	1,656	433,281	1,305,535	—	1,740,472
Prepayments and other assets	4,633	6,783	871,067	1,709,831	—	2,592,314
Amounts due from related parties	—	694	130,748	441,954	—	573,396
Total current assets	2,166,411	154,349	3,826,343	4,876,316	—	11,023,419
Non-current assets:
Property and equipment, net	—	93,952	51,610	9,949,308	—	10,094,870
Intangible assets, net	—	—	467,840	64,929	—	532,769
Prepayments and other assets	—	50	300	139,486	—	139,836
Goodwill	—	—	4,556,909	48,815	—	4,605,724
Equity investments	—	18,433	49,619	166,114	—	234,166
Investments in subsidiaries (2)	5,881,741	—	—	—	(5,881,741)	—
Operating lease right-of-use assets	—	539	31,645	66,221	—	98,405
Total non-current assets	5,881,741	112,974	5,157,923	10,434,873	(5,881,741)	15,705,770
Amounts due from Kingsoft Cloud Holdings Limited	—	36,038	—	46,987	(83,025)	—
Amounts due from subsidiaries (other than WFOE)	1,478,929	4,350	—	1,509,834	(2,993,113)	—
Amounts due from WFOE	—	—	1,072,986	794,180	(1,867,166)	—
Amounts due from VIEs and VIEs’ subsidiaries	—	9,266,269	3,687,510	—	(12,953,779)	—
Amounts due from group companies	1,478,929	9,306,657	4,760,496	2,351,001	(17,897,083)	—
Total assets	9,527,081	9,573,980	13,744,762	17,662,190	(23,778,824)	26,729,189
Current liabilities:
Accounts payable	—	—	197,368	1,817,085	—	2,014,453
Accrued expenses and other liabilities	127,030	136,702	971,740	1,986,957	—	3,222,429
Short-term bank loans	—	—	40,643	3,307,636	—	3,348,279
Income tax payable	—	—	73,310	—	—	73,310
Amounts due to related parties	—	29,318	754	691,860	—	721,932
Current operating lease liabilities	—	273	20,723	19,945	—	40,941
Total current liabilities	127,030	166,293	1,304,538	7,823,483	—	9,421,344
Non-current liabilities:
Long-term bank loan	—	—	—	3,023,538	—	3,023,538
Deferred tax liabilities	—	12,063	49,851	—	—	61,914
Other liabilities	—	—	75,408	2,570,487	—	2,645,895
Non-current operating lease liabilities	—	248	6,289	44,602	—	51,139
Amounts due to related parties	—	—	—	2,212,325	—	2,212,325
Total non-current liabilities	—	12,311	131,548	7,850,952	—	7,994,811
Amounts due to Kingsoft Cloud Holdings Limited	—	—	1,478,929	—	(1,478,929)	—
Amounts due to subsidiaries (other than WFOE)	—	1,072,986	—	3,687,510	(4,760,496)	—
Amounts due to WFOE	36,038	—	4,350	9,266,269	(9,306,657)	—
Amounts due to VIEs and VIEs’ subsidiaries	46,987	794,180	1,509,834	—	(2,351,001)	—
Amounts due to group companies	83,025	1,867,166	2,993,113	12,953,779	(17,897,083)	—
Total liabilities	210,055	2,045,770	4,429,199	28,628,214	(17,897,083)	17,416,155

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited, its WFOE, its subsidiaries other than WFOE, and the VIEs and their subsidiaries for the periods presented.

	For the Year Ended December 31, 2023
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(66,850)	(108,442)	292,797	(286,575)	—	(169,070)
Net cash generated from (used in) investing activities	609,277	(1,557,071)	(181,347)	(1,833,636)	2,289,591	(673,186)
Net cash (used in) generated from financing activities	(681,660)	1,341,798	(408,198)	1,809,799	(2,289,591)	(227,852)

	For the Year Ended December 31, 2024
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(82,174)	(141,793)	440,084	412,302	—	628,419
Net cash generated from (used in) investing activities	243,994	(94,984)	(1,217,741)	(3,036,703)	484,989	(3,620,445)
Net cash (used in) generated from financing activities	(213,174)	431,319	640,536	2,881,726	(484,989)	3,255,418

	For the Year Ended December 31, 2025
	Kingsoft
	Cloud		Subsidiaries	VIEs and
	Holdings		(other than	their
	Limited	WFOE	WFOE)	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash generated from (used in) operating activities	73,443	(366,140)	1,573,990	2,519,735	—	3,801,028
Net cash (used in) generated from investing activities	(1,883,988)	135,135	185,680	(4,532,128)	1,565,572	(4,529,729)
Net cash generated from (used in) financing activities	4,031,637	80,791	(551,573)	2,187,700	(1,565,572)	4,182,983

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

Implication of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese Mainland and Hong Kong (the “2021 Determinations”), including our auditor. The inability of the PCAOB to conduct inspections in the past also deprived our investors of the benefits of such inspections. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Chinese Mainland and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in Chinese Mainland and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For details, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years.”

4.B.Business Overview

Our Mission

Our mission is to become customers’ trusted partner to embrace digitalization.

Overview

We offer various cloud services to customers in strategically selected verticals. We help customers achieve digitalization and intelligent upgrade through our extensive cloud infrastructure, advanced cloud products based on our vigorous cloud technology R&D capabilities, industry-specific solutions and end-to-end fulfillment and deployment covering all project stages for customers.

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

We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and solid Premium Customer base with increasing spending. In 2023, 2024 and 2025, we had a total of 486, 492 and 473 Premium Customers, respectively.

Our revenue increased by 10.5% from RMB7,047.5 million in 2023 to RMB7,785.2 million in 2024, and further increased by 22.8% to RMB9,558.6 million (US$1,366.9 million) in 2025. The increase in 2025 was primarily due to expansion of our AI-related business..

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

The following chart illustrates our cloud platform:

•

Extensive cloud infrastructure. We have established extensive cloud infrastructure which is the foundation of our cloud platform. As of December 31, 2025, we had approximately 101,500 servers, and achieved exabyte-level (which equals to 1,000,000,000 gigabytes) storage capacity.

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

Our Products and Solutions

Our Public Cloud Products

Our public cloud products provide on-demand high-performance IT infrastructure resources, offering advantages such as agility, scalability and flexibility. Compared with traditional IT infrastructure, our public cloud products enable rapid adaptation to customers’ business needs without substantial investment in hardware. The public cloud products we offer include elastic computing, cloud storage, cloud network, cloud databases, big data and Starflow (“Xingliu”) Platform, a one-stop platform for training, inference, model service and agent service.

Cloud Elastic Computing

Our cloud elastic computing products primarily include:

•

Kingsoft Cloud Elastic Compute (“KEC”) Cloud Server: KEC is a core component of Kingsoft Cloud’s computing infrastructure, offering simple, efficient, secure, and highly scalable computing services. It enables users to perform large- scale internet computing, deploy required server environments, and easily adjust resources based on business needs. Compared to physical servers, KEC offers greater flexibility, security, and cost efficiency with a pay-as-you-go model. It eliminate the need for hardware procurement and allow on-demand elastic resource allocation, effectively improving O&M efficiency and reducing usage costs. KEC provides various instance types tailored for different industries and scenarios, including Standard, General-purpose, IO- optimized, Compute-optimized, Performance-ensured, and Galaxy series. With an availability of up to 99.975%, KEC supports seamless failover migration and the stability of user services. Upgrading with the latest hardware technology iterations in the industry, KEC is now fully compatible with Intel’s latest 6th-generation Xeon CPUs and AMD Turin platforms.

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
•

Kingsoft Cloud Bare Metal Servers Elastic Physical Compute (“EPC”): EPC provides users with cloud-based dedicated and securely isolated physical server clusters, featuring physical-server level, high stability and excellent computing performance, with no CPU contention or virtualization performance overhead. Standard model can be deployed and delivered in a minimum of 30 minutes. Leveraging Kingsoft Cloud’s foundational capabilities such as Virtual Private Cloud, load balancing, operation and maintenance monitoring, and security protection, these servers integrate seamlessly with the full portfolio of cloud products including cloud databases and big data services, enabling convenient and efficient network deployment and server O&M.

On the basis of the above advantages, GPU bare metal servers further incorporate powerful GPU computing power, delivering exceptional parallel computing and floating-point computing capabilities and supporting full-lifecycle management in the cloud. They are widely applicable to scenarios including AI deep learning, image rendering, cloud gaming, and AR/VR, providing users with stable, efficient, elastically scalable computing services to drive business innovation and rapid growth.

•

Kingsoft Cloud Auto Scaling (“AS”): AS automatically adjusts the computing resources of KEC based on user-defined policies, enabling optimal and efficient utilization of cloud server resources that align with dynamic changes in user business needs. AS automatically reduces cloud servers to save resources and costs when the business demands decrease, and automatically increases cloud servers to ensure smooth and healthy business operations during the peak demand periods, preventing server crashes due to sudden spikes in workload and providing buffer time for issue resolution. Meanwhile, AS enhances transparency in the scaling process by introducing comprehensive lifecycle management and observability capabilities. It supports the parallel execution of multiple scaling trigger mechanisms to improve the efficiency and stability of auto-scaling. In addition, it provides lifecycle hook capabilities, allowing users to orchestrate and intervene in the scaling process to meet the demands of more complex business scenarios. Overall, it boasts such core advantages as automated deployment, cost optimization, high availability assurance, and flexible scalability. Kingsoft Cloud Container Engine (“KCE”): KCE is a high-performance intelligent computing container platform with containers at its core, which developed and adapted based on the native Kubernetes to seamlessly integrate containers with other basic computing, storage and network resources, products and services we offer. Built-in end-to-end tools for AI scenarios, KCE helps customers build elastic, highly available enterprise-level Kubernetes intelligent computing clusters with one click. It features with advantages such as security and reliability, efficient deployment, ease of use, and cost savings.

•

Kingsoft Cloud Cloud-Native AI Suite: A service suite powered by Kingsoft Cloud Container Service that supports training and inference workloads. Built on the KCE container cluster, it provides a rich set of Kubernetes-native components tailored to the environments and capabilities required by AI workloads, including AI workload scheduling, asset acceleration, and intelligent operations and maintenance. Users can flexibly select components on demand to build an intelligent computing cluster that best fits their business needs.

•

Kingsoft Cloud Container Instance (“KCI”): KCI provides a server-less container service that helps users to manage the full life-cycle of their containers in the cloud without pre-purchasing or managing the underlying servers. Virtual Node is implemented based on the open-source Kubernetes kubelet, supporting the use of KCI as Pod resources within the cluster. KCI is responsible for scheduling and managing underlying Pod container resources, while Kubernetes acts as the business orchestration layer above KCI to manage business workloads. After KCI takes over management of the underlying infrastructure for Pod containers, Kubernetes no longer needs to directly handle the creation, startup, and other operations of individual Pods, nor does it need to monitor underlying VM resource status. KCI ensures that resources required by Pods are available at any time.

•

Kingsoft Cloud Container Registry (“KCR”): KCR provides exclusive container image security hosting services for enterprise-grade customers with strict data security and compliance requirements, multi-region deployments and large-scale clusters. It provides dedicated container image security hosting services, ensuring data security through segmented permission management and network access control

•

Kingsoft Cloud Function (KCF): KCF provides users with a fully managed computing environment under the Serverless architecture. Users are relieved from managing server-related operations and deployments, and only need to write and upload core code, and KCF will run the code in a flexible, highly available and cost-effective manner. KCF features efficient development, cost-effectiveness, elastic scalability and simplified operations, and support application scenarios including file processing, data processing and web application development.

Cloud Storage

We have developed different storage products for various application scenarios. Our cloud storage products provide cost-effective digitalized data storage infrastructure with high security, which can be deployed off premises or on premises upon request. Our key cloud storage products include:

•

Kingsoft Cloud Standard Storage Service (“KS3”): KS3 is a scalable, multi-redundant, distributed, and cost-effective storage solution offered by Kingsoft Cloud. KS3 provides exabyte-level storage capacity, allowing each storage bucket to handle a high number of queries per second while ensuring up to 99.999999999% data reliability. It offers multiple storage types including Standard, Infrequent Access and Archive, supports multiple programming language SDKs and command-line interfaces, helping developers address challenges such as storage expansion, data security, and distributed access. Users can easily store and retrieve various data files, including images, audio, video, and text. Additionally, KS3 offers a storage solution optimized for AI data lakes, compatible with the HDFS and POSIX protocols. Leveraging all-flash storage, the ks3fs tool and KS3 accelerator, it meets the demands of high-performance scenarios including AI, big data and intensive computing workloads. Elastic Block Storage (“EBS”): EBS provides high-performance, low-latency, highly persistent block storage services. Through distributed clustering and multi-replica technology, it ensures data reliability of up to 99.999999999%. The ultra-fast ESSD cloud disk adopts a proprietary storage engine, delivering up to 1 million random IOPS, 4 GB/s bandwidth per disk, and consistently low latency, easily supporting I/O-intensive workloads. Among them, ESSD AutoPL cloud disks decouple capacity from performance, supporting customizable configurations with up to 1 GB/s throughput and 120,000 IOPS per disk. ESSD PL0/PL1/PL2 cloud disks feature shared mounting deeply optimized based on the NVMe protocol, breaking through single-instance limits to support sharing across multiple NVMe cloud server instances. With NVMe PR persistent reservation locks, they ensure strong data consistency and secure concurrent access, making them ideal for high-concurrency shared storage scenarios.

•

Kingsoft Cloud File Storage (“KFS”): KFS is a scalable shared file storage service for KEC and EPC services. It supports standard file access protocols including NFS and CIFS, allowing existing applications to be mounted and used without any modifications. It is suitable for scenarios such as content management, enterprise office file sharing, and media processing. Advantages in ease of use, stability, and cost efficiency, the product offers features including recycle bin, snapshot, IP access authorization, and cloud monitoring, providing robust protection for business data security.

•

Kingsoft Cloud High-Performance File Storage (“KPFS”): KPFS is a fully managed, ready-to-use high-performance distributed file storage service designed for GPU bare metal instances, KEC cloud servers, the StarFlow (“XingLiu”) platform, and container services. Leveraging high- performance RDMA networking, NVMe all-flash architecture and intelligent caching technology, it achieves end-to-end full-link performance optimization and delivers high-throughput, low-latency parallel file storage capabilities. It is ideal for high-performance scenarios such as AI training, autonomous driving, and video rendering. The service supports data mobility between KPFS and KS3, as well as recycle bin, snapshot, NFS protocol, and cloud monitoring features, along with automatic mounting on startup. With deep integration into the XingLiu platform, bare metal computing resources, and the cloud-native container ecosystem, KPFS provides a one-stop high-performance storage solution for intelligent computing workloads.

•

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

Cloud Network

Our cloud network products provide cloud-enabled or cloud-based network resources and services, offering reliable and secure network access and connections, to help users optimize resource allocation. Our key cloud network products include:

•

Shared Load Balancing is a network service that automatically distributes network traffic across multiple backend servers. By configuring a virtual service address (VIP), it pools multiple backend servers in the same region into a high-performance, highly available application service pool, and distributes client requests to servers in the pool according to specified policies. Kingsoft Cloud Shared Load Balancing have features including support both public and private network service types, provide Layer 4 (TCP, UDP) and Layer 7 (HTTP, HTTPS) network services, support Elastic IP binding and unbinding to improve service flexibility and availability, support health checks to automatically isolate backend servers in abnormal status based on configurations; supports session persistence to continuously route requests from the same client to the same backend server, offer a centralized certificate management system for HTTPS to meet diverse requirements for reliable, efficient and secure data transmission.

•

Dedicated Load Balancing is a traffic distribution service that routes access traffic to multiple backend servers based on policies. Compared with shared load balancing, it delivers higher performance and richer features, providing load balancing services with isolated underlying resources. Kingsoft Cloud Dedicated Load Balancing supports public network, private network and combined public-private network service types; allows on-demand enabling of Layer 4 (TCP, UDP, TCP SSL) and Layer 7 (HTTP, HTTPS, QUIC) capabilities; supports integration with WAF, which can be enabled on demand to provide application-layer security protection.

•

Elastic IP (“EIP”): EIP provides independently purchasable public IP resources for user accounts, including IP addresses and bandwidth resources. Once resource bounded to EIP, user accounts can directly access the public network. Currently, Elastic IP supports binding to ECP, Bare Metal services, Shared Load Balancing, Dedicated Load Balancing, Container Instances, Secondary Network Interfaces, and High-Availability Virtual IPs. Elastic IP is a regional-level resource and can be bound to cloud resources within the same region.

•

Band Width Share (“BWS”): BWS enables sharing peak bandwidth across multiple EIPs, allowing centralized bandwidth throttling based on these EIPs and flexible adjustment of bandwidth. BWS consists of a public network bandwidth and a group of EIPs, all of which can share the same bandwidth, thereby increasing flexibility in bandwidth usage and reducing costs. Shared Bandwidth supports multiple billing modes, including fixed bandwidth pricing, peak bandwidth pricing, and traffic-based pricing. Multiple shared bandwidth instances can be created for various businesses, enabling flexible bandwidth adjustment and convenient management of Elastic IP addresses.

•

Virtual Private Cloud (“VPC”): It enables users to build logically isolated, self-managed dedicated networks, allowing to deploy various Kingsoft Cloud services within customized virtual networks, including ECP, bare metal services, load balancing, cloud databases and other cloud resources. In addition, users can connect VPC with their on-premises data centers through dedicated lines, IPsec VPN and other connections to build hybrid cloud solutions and achieve smooth cloud migration. As a private network isolated based on VXLAN, it ensures mutual independence among multiple tenants. Network ACLs and security groups control network access at the subnet and server levels respectively, with fine-grained control down to protocols and ports, delivering multi-dimensional and comprehensive protection to meet customers’ security requirements.Network Address Translation (“NAT”): NAT is a service that converts private IP addresses and public IP addresses within a Virtual Private Cloud (“VPC”), allowing cloud servers or cloud physical hosts without public IP addresses to access the Internet. Kingsoft Cloud NAT is suitable for scenarios requiring large bandwidth, high usage of public IPs, and multiple services for public access. If users wish to hide the public IP of hosts within the VPC to avoid exposing their network infrastructure while still accessing the public Internet, Kingsoft Cloud NAT fulfills this requirement.

•

Peering: VPC Peering is a service used for cross-VPC network data synchronization, enabling network communication between two peered VPCs. It supports VPC interconnectivity in the same or across regions and accounts. By configuring routing on both ends, traffic can flow seamlessly between different VPCs. Peering Connection is built on Kingsoft Cloud’s gateway clusters, featuring high performance and high availability.

•

Cloud Enterprise Network (“CEN”): CEN aims to provide customers with a high-quality, large-scale cloud-wide area network that offers enterprise-level communication capabilities. It supports multiple scenarios, such as VPC-to-VPC connectivity in the cloud and VPC-to-on-premises data center connectivity. By creating a CEN instance, users can add network instances that require interconnection (either user-created VPCs or boundary gateways for on-premises data center access) and configure routing. Users can also define bandwidth between connected regions, quickly building a dedicated WAN in the cloud.

Cloud Databases

We have a full stack database product portfolio, including relational databases and NoSQL databases, which are used to accommodate a wide variety of data models. We provide second-level failover capability, low latency cross-cloud synchronization, multi-region disaster recovery capability, and loss less data reliability support capability for important application scenarios such as financial services, internet, and public service. Our key cloud database products include:

•

Kingsoft Cloud Relational Database Service (“KRDS”): KRDS is a stable, reliable,flexible and out-of-box online relational database. Through kernel-level and hardware-level optimizations, it delivers higher performance and stability compared with self-built databases. It is equipped with multiple security protection measures and a comprehensive performance monitoring system, while providing professional database backup, recovery and optimization functions, enabling enterprises to focus on application development and business growth.

•

Kingsoft Cloud Redis Cloud Database: Kingsoft Cloud Redis Cloud Database provides Online caching and key-value storage service. It supports both primary-replica and cluster architectures, and offers standard edition and self-developed cloud-native enterprise edition. In addition to basic product management features such as automatic disaster recovery switchover, instance monitoring, and online scaling, the cloud-native Enterprise Edition delivers superior performance and stability in large-scale deployment scenarios, along with more comprehensive and advanced capabilities.

•

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

•

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

•

Kingsoft Cloud Database Management Platform (“KDMP”): KDMP is a database management product that offers asset management for multiple types of databases and monitoring dashboards across multiple instances. It facilitates the usage and operation of databases for customers, reducing operational pressure and costs.

•

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
•

Kingsoft Cloud KMR Serverless Computing Engine: A fully managed serverless product designed specifically for processing large-scale data and executing complex computing tasks. It integrates three popular computing frameworks including Apache Spark, Apache Flink, and Ray, delivering an out-of-the-box, highly elastic, high-performance computing solution that eliminates the need to manage underlying servers.

•

KMR Serverless StarRocks: A fully managed, high-performance analytical data warehouse featuring a decoupled storage-compute architecture. Users do not need to manage physical resources, only compute and storage. The product is fully compatible with open-source StarRocks and supports cluster creation, scaling, resizing, elastic expansion, configuration management, public network access, monitoring, and performance analysis, simplifying O&M and improving flexibility.

•

Kingsoft Cloud Elasticsearch Service (KES): KES provides fully managed and performance-optimized open-source Elasticsearch, with out-of-the-box usability, elastic scaling, and a hot-cold architecture, significantly reducing operational complexity. It integrates X-Pack security and VPC isolation to ensure data security, and supports automatic snapshot backup to object storage (KS3) for high reliability. It also provides vector search capabilities to meet diverse search and analytics scenarios.

•

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

•

Kingsoft Cloud Data Warehouse ClickHouse (“ClickHouse”): ClickHouse is a distributed column-oriented database designed for online analytical processing queries. It enables flexible and fast creation of clusters of various specifications in the cloud and provides comprehensive auxiliary operation and maintenance functions, effectively simplifying the workload of deployment and maintenance.

•

Kingsoft Cloud Relyt (“Relyt”): Relyt is a cost-effective, native and intelligent data cloud service that is accessible to everyone. Built on the latest generation of cloud computing technologies and leveraging breakthrough data processing architectures, Relyt delivers outstanding data warehouse query capabilities, significantly enhancing cost-effectiveness, availability and user experience.

StarFlow (“Xingliu”) Platform

•

XingLiu Training & Inference Platform: The Training and Inference Platform provides cloud-native AI computing power and full-process management capabilities for developers and operators in machine learning scenarios. It consists of modules including basic resource management, computing power management tools, training and inference task management, and asset and permission management. Core features include GPU fault self-healing, task observability, and task orchestration and scheduling. It aims to provide users with a one-stop platform for training and inference task management, ensuring stable and efficient task execution and improving computing resource utilization.

•

XingLiu Model API Service: The Model API Service targets large language model application developers and enterprise users, providing highly available and easily integrable model invocation and management capabilities covering the full lifecycle of model usage. The platform features flexible access control and monitoring, supports high-concurrency inference and multi-model management, and helps users efficiently access various model resources. It is designed to provide developers with a one-stop model invocation and management platform, simplifying integration, improving efficiency, and accelerating the deployment of large language model applications.

•

XingLiu Agent Service: The Agent Service is a full-lifecycle development and runtime platform built to lower the barriers to Agent development, offering a fast, elastic, and highly available serverless computing and execution environment for intelligent agents. Throughout the entire development and deployment pipeline, it natively supports mainstream frameworks such as LangGraph and LangChain. Developers can easily initialize Agent projects, perform local or online debugging, package code, and deploy to the cloud with one click using the dedicated CLI tool.At the core component level, the platform deeply integrates a rich application ecosystem for Agents, including: A controlled isolation sandbox for secure code and tool execution; MCP tools and a Skill center for flexibly expanding large model capabilities; An enterprise-grade knowledge base (RAG foundation) to reduce model hallucinations; A long-term memory base enabling continuous cognition and consistent personalized interaction. In addition, it provides end-to-end full-link observability tracing and systematic intelligent quantitative evaluation mechanisms to comprehensively ensure the effectiveness, performance, and security of enterprise-grade Agents in real business scenarios.

Cloud Security

We provide users with a full range of high-quality cloud security products to effectively address cloud service abuse issues and provide users with secure, stable and reliable cloud services. Our key cloud security products include:

●	Kingsoft Cloud Advanced Defense (“KAD”): KAD is a managed Distributed Denial of Service (DDoS) protection service that safeguards our users’ applications running on our cloud from attack. KAD provides T-level DDoS protection for both cloud-based and on-premises user businesses. Leveraging our KAD, users can defend against large-scale DDoS attacks in the cloud by cleansing and mitigating the attack traffic. Through advanced protection algorithms, malicious attack traffic is intercepted, while legitimate traffic is forwarded back to the source, ensuring high interception rates and safeguarding business stability and continuity.
●	Kingsoft Cloud Native Advanced Defense (“KNAD”): KNAD is a product designed to provide DDoS protection capabilities for businesses deployed within Kingsoft Cloud. By binding cloud-based IPs, it can offer protection capabilities, eliminating the need for changing business IPs and tedious onboarding processes. It features real-time defense, low latency, and high reliability.
●	Kingsoft Cloud Web Application Firewall (“WAF”): WAF is a firewall for web applications, ensuring security and reliability of users’ websites. Users can seamlessly deploy WAF without altering any system structure. WAF is a security product designed to help users address web attacks, business access risks, vulnerability exploitation and backdoor intrusions. With simple configuration, users can obtain web application attack protection capabilities within minutes, preventing malicious intrusion into website servers and ensuring the secure operation of customer websites and web services.
●	Kingsoft Cloud Model Application Firewall (“MAF”): MAF is a security protection SaaS service tailored for foundation model training and inference scenarios. Targeting prevalent risks in model application, including model abuse, non-compliant content generation and sensitive data leakage, MAF delivers comprehensive security capabilities such as prompt injection prevention, content compliance detection, sensitive data desensitization, as well as audit and traceability, building a robust security barrier for large model training and inference services both on and off the cloud.

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

●	Kingsoft Cloud Live-video Service (“KLS”): KLS is a network system based on Kingsoft Cloud’s comprehensive IaaS infrastructure. Through industry-leading video-encoding technology and powerful distribution capacities, KLS provides low-latency, high-concurrency, and stable live streaming services. KLS supports live streaming upload and download acceleration, as well as real-time transcoding, recording, watermarking, screenshots, second-level streams status management, delayed playback and many other value-added functions and applications. Meanwhile, KLS can be seamlessly integrated with the PaaS platform of Kingsoft Cloud Video Cloud, and it features fast access, multi-terminal adaptation, multi-protocol support, and easy-to-use.
●	Kingsoft Cloud Media Transcoder is a distributed system for multi-media processing service. Based on the deep learning of massive multimedia data, Kingsoft Cloud Media Transcoder establishes a scientific video quality evaluation system, combined with powerful encoding/decoding technology, to provide fast, intelligent and stable media processing service.
●	Kingsoft Cloud Edge Computing Network (“KECN”): KECN is a distributed edge computing network that supports edge computing scenarios such as edge bandwidth, AI inference, image rendering, gaming and IoT. We have established an end node network covering most regions and operators in China and ensuring high-speed and low-latency for customers.
●	Kingsoft Cloud Delivery Network (“KCDN”): KCDN is a distributed network consisting of server clusters of edge nodes covering different regions, which distributes user content to edge nodes, effectively resolves the congestion of an internet network, and improves the response speed of users to visit the websites and the availability of the websites.
●	Kingsoft Cloud Image Enhancement (“KIE”): KIE is an intelligent image enhancement product, which is able to recover and enhance image details by deep learning algorithms. It can also enhance resolution and output high-quality images.
●	Kingsoft Cloud Smart High Definition (“KSHD”): KSHD integrates various computer vision and video coding technologies to substantially improve the quality of experience. It uses deep-learning-based denoise and enhance algorithms to reduce compression artifacts as well as enhance details. Meanwhile, KSHD is capable of analyzing video by way of classification and quality assessment, so as to improve the coding efficiency of video code.

Galaxy Stack

Our proprietary Galaxy Stack essentially allows customers to deploy a public cloud architecture within their internal IT infrastructure, so that they can have the same experience as public cloud services within their IT premise, while fulfilling regulatory compliance and retaining control. Galaxy Stack employs a distributed architecture to create an open, unified and reliable cloud environment for enterprises and organizations. As a result of our continuous upgrading and optimization efforts, Galaxy Stack features comprehensive IaaS, PaaS, security, maintenance products and services, as well as the self-developed training and inference platform and model services to provide more professional, scalable and mature one-stop cloud solutions.

The key value we bring includes:

•

Scalability at large scale: Galaxy Stack enables large-scale physical node deployment, massive tenant management and customer service capabilities, which strongly support customers’ massive business operations. Customers can easily adjust the physical node deployment based on their real-time demands.

•

One-Stop AI Platform Capabilities: Providing full lifecycle management covering model development, training, inference and resource monitoring, with seamless integration of underlying resource scheduling, computing power optimization, task orchestration and permission control across the entire chain.

•	Security: Privatized deployment meets the requirements of enterprises and organizations for high-grade information security protection, data security and business continuity.
•	Autonomous control: Galaxy Stack supports customers’ autonomous control operation and maintenance.

We have been dedicated to upgrading our Galaxy Stack product, including introducing new features in training and inference platform, inference framework, and model serving of the AI platform, we continuously enhance product capabilities to deliver high-quality intelligent computing services in terms of performance, cost-effectiveness and stability, to meet customers’ evolving needs.

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

Dedicated Cloud Solutions

Dedicated Cloud is a cloud computing service model based on dedicated physical devices, providing customers with a fully physically isolated block storage cluster to achieve end-to-end exclusive deployment of computing and storage resources. This solution delivers hardware resources exclusively to a single customer, ensuring zero resource sharing, while also incorporating the elastic scalability of the cloud to meet the enterprise’s core requirements for data sovereignty, high performance, and strong security compliance.

Dedicated Cloud is particularly suited for core business systems in industries such as finance, government, healthcare, and high- end manufacturing. It can support business scenarios with high demands for resource exclusivity and stability, such as ERP, core databases, and big data analysis platforms, providing a cloud infrastructure that combines the security of private clouds with the agility of public clouds.

By deeply integrating the mature high-availability architecture of public cloud with the physical isolation characteristics of Dedicated Cloud, while also maintaining “controllability” and “cloud capability,” this solution achieves the best of both worlds.

The core advantages include:

●	Physical-Level Security Isolation
o	Physical Isolation: dedicated cloud provides independent storage resource pools through physical isolation, ensuring that user services and data are completely segregated from other users.
o	Compliance Support: Meets stringent requirements for data security and compliance, ensuring that businesses in sectors such as finance and healthcare comply with relevant regulatory standards.

●	Flexible Resource Autonomy and Control
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

o

Seamless Integration with Public Cloud Ecosystem: Supports direct integration with global load balancing, cloud monitoring, and automation operations tools from public cloud, ensuring the operational experience and API compatibility are identical across dedicated cloud and public cloud, reducing hybrid cloud management complexity.

The scenario value includes:

•	Zero Transformation for Business Systems: Traditional systems can be migrated to dedicated cloud without reengineering, gaining the elasticity of cloud computing
●	Acceleration for Data-Intensive Applications: Provides stable, high-performance computing power for AI training, real-time risk control, genetic sequencing, and other scenarios.
●	Compliance-Driven Industries: Meets strict regulatory requirements such as “same-city dual-active + offsite disaster recovery” for the financial sector and “one department, one cluster” for government cloud.

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

●	Regional Healthcare Cloud: Targeting regional medical and healthcare businesses at the provincial and municipal levels, employing cloud computing, big data, artificial intelligence, middleware architecture, blockchain, and other emerging technologies to empower both technical and business aspects of regional medical and healthcare applications. The initiative aims to construct a cloud-based, data- aggregated, comprehensively governed, and business-interconnected medical and healthcare big data center. It aligns with the General Medical Information System (GMIS) to enable the integration and coordination across healthcare infrastructures.

The key value we bring includes (i) achieving near-real-time data aggregation into the data lake, establishing a comprehensive healthcare big data center covering the entire region; (ii) reconstructing regional business applications with a comprehensive middleware architecture, standardizing and sharing applications from dimensions such as architectural specifications, technical standards, data standards, and business capability sharing, thereby achieving intensive and efficient business application management. (ⅲ) Enhance the comprehensive decision-making and analytical capabilities of healthcare administration departments through data and AI-powered intelligent applications.

●	Medical Imaging Cloud: Targeting regional healthcare administrative departments, we adopt an integrated “construction, management, and operation” model to build a regional imaging cloud that unifies platforms, innovates services, and aggregates ecosystems. Through the regional imaging cloud, regional medical resources can be effectively integrated to achieve regional imaging synergy and mutual recognition of results, thereby promoting hierarchical diagnosis and treatment, facilitating the sharing of medical imaging data, and deeply unlocking the core value of medical imaging data.
●	Regional Core Business Cloud: We propose the concept of coordinated high-quality development of regions and medical institutions for regional public hospitals, constructing a SaaS-based regional medical core business platform. This platform employs a multi-tenant architecture to enable multiple hospitals to share the platform without affecting each other. Through regional coordination of data platforms, it achieves the unity of hospital data centers and regional data centers, ensuring that all medical institutions in the region obtain high-quality, digital-intelligent integrated business systems, thereby facilitating hospitals and regions to jointly achieve various high-level certifications.
●	Medical Community Platform: For closely-knit county-level medical community businesses, leveraging emerging technologies such as cloud, big data, IoT, and AI, constructing a medical community information platform with a middleware architecture, providing integrated solutions for comprehensive data management and decision-making, intelligent primary medical services, collaborative services for regional medical institutions, smart medical services, convenient and beneficial health services, unified management of personnel, finance, and materials, as well as operational supervision.
●	Intelligent Hospitals: Targeting large hospitals and medical research institutions, we provide end-to-end digital and intelligent transformation solutions ranging from underlying infrastructure to upper-level core applications. Relying on our profound industry understanding and robust cloud, data, and AI technologies, we comprehensively reshape hospital business workflows, focusing on building three core capabilities.
o	Cloud-based Architecture Transformation: Digitally redesigning hospital information systems with a focus on architecture reconstruction. We comprehensively drive the evolution of hospital business systems towards microservices and containerization, achieving the decoupling and agile iteration of underlying systems. This significantly enhances the systems’ high-concurrency processing capabilities and business continuity, laying an extremely stable and secure cloud architecture foundation for the hospital’s digital-intelligent transformation.
o	Integrated Data Center Solution: Expanding data assets and capabilities via middle platform architecture, artificial intelligence and lake-house technologies to build a hospital-wide, multi-modal data asset management platform that breaks down information silos across departments. It enables the global aggregation and governance of core assets such as patient diagnosis and treatment records, pathology, imaging, biological samples, and operational data. This comprehensively supports the transformation of the hospital’s data architecture, allowing data to truly unleash its value in clinical research and management.
o	AI Solutions for Hospitals: Based on a one-stop Model-as-a-Service (MaaS) platform, we provide end-to-end capabilities covering AI-native infrastructure, model management, data platforms, and application development to comprehensively optimize diagnosis, treatment, and operational efficiency:
◾	AI-as-a-Service Model Production: Based on a dedicated model production platform (KAX), we enable full-lifecycle management of large models, including incremental training, fine-tuning, prompt engineering, and automated deployment. It is fully compatible with diverse foundational models and open-source large model ecosystems.

◾	Smart Office and Clinical Assistants: Deeply integrating core AI assistants like WPS AI to provide robust medical document understanding and generation capabilities. This vastly improves the efficiency of intelligent electronic medical record drafting, medical record summarization, clinical logical reasoning, and automated documentation processes.
◾	Smart Operation Management Assistants: Building an “Intelligent Data Query Agent” based on healthcare business ontology models to break the limitations of traditional, rigid dashboards. Hospital administrators can use natural language interactions to instantly and accurately retrieve and analyze various complex operational metrics, such as human resources, finances, materials, and performance. Achieving a “what you ask is what you get” experience, it deeply empowers refined operation management and digital-intelligent scientific decision-making in hospitals.

Financial Service Cloud Solutions

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

Infrastructure

Our distributed infrastructure is the foundation of our technology. As of December 31, 2025, we owned two data centers and approximately 101,500 servers primarily throughout China, and achieved exabyte-level storage capacity. We have been investing significantly in our infrastructure to upgrade our computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. We purchase and lease servers, network equipment, network resources and data centers from industry-leading suppliers to ensure the reliability and availability of our network infrastructure. Our suppliers primarily include IDC operators, telecommunication operators and server providers in China.

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

Research and Development

Our vision and focus on innovation have fueled our growth and enabled us to deliver our products and services. We allocate a substantial portion of our operating expenses to research and development, including upgrading our infrastructure, improving our cloud technology and developing new products and solutions. We incurred RMB784.8 million, RMB846.0 million and RMB810.3 million (US$115.9 million) of research and development expenses in 2023, 2024 and 2025, respectively.

Our leadership in technology is built by our highly innovative and dedicated research and development staff. We focus on building and maintaining a large pool of talented researchers to drive our research and development efforts. We provide rigorous training to new recruits to familiarize them with our platform and thereby closely integrate them into our research and development staff. Since 2023, we have been building our Beijing-Wuhan dual Research and Development Center. We had a team of approximately 1,120 engineers, researchers, programmers and computer and data scientists as of December 31, 2025. We encourage different points of view to lead us to find inspiration and improve our products and solutions.

The development of our cloud products and solutions is underpinned by our strong R&D capabilities. Our continuous investments in research and development activities result in a wealth of intellectual properties. As of the date of this annual report, we have registered 1,528 patents, 716 trademarks, 910 copyrights, and 135 domain names in China and overseas.

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

As of the date of this annual report, we have registered 1,528 patents, 716 trademarks, 910 copyrights, and 135 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山云” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”

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

In April 2026, we published our ESG report for 2025. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others.

Corporate Governance

Kingsoft Cloud strictly complies with laws, regulations, and the code of business ethics, and continuously refine its governance and risk control compliance systems. The Company has formulated the “CLOUD” sustainable development strategy - Corporate Governance, Labor Cultivating, Operational Excellence, Unified Eco-Creation, and Digital Innovation, and actively responds to the expectations of stakeholders. Adhering to the laws and regulations of the jurisdictions where it operates, the Company upholds its commitment to integrity and ethical principles, working with partners to foster a fair, trustworthy, and transparent business ecosystem.

ESG-related Risks and Opportunities

By referencing Sustainable Development Goals (SDGs), exchange requirements, investor concerns, domestic and international policies, and aligning with our corporate strategy, we have identified 18 key ESG issues. Through systematic research and analysis, we gauged internal and external stakeholders’ levels of concern for each ESG issue. Using dual dimensions of “materiality to Kingsoft Cloud” and “materiality to stakeholders”, we prioritized these key ESG issues. This year’s assessment yielded 10 highly material issues and 8 generally material issues, as shown in our materiality matrix as follows:

Highly material
Generally material
Materiality to Stakeholders
Societal Impact of Products & Services
Ethical Business Practices
Products & Services Stability and Quality
Privacy & Data Security
Renewable & Energy Efficiency
Intellectual Property Rights Protection
Development & Training
Green Operation
Technological Innovation
Sustainable Supply Chain
Customer Services
Operational Waste
Climate Change
Employee Rights
Talent Attraction & Retention
Corporate Responsibility
Heath & Safety
Labor Standards
Generally material
Highly material
Materiality to Kingsoft Cloud

Labor Cultivating

We respects and safeguards our employees’ legitimate rights and interests, fosters a diverse, inclusive, healthy, and safe workplace, maintains open communication channels, and demonstrates its commitment to a human-centric corporate culture. We establish a fair, transparent, and competitive compensation and benefits system, and continuously optimize career advancement and talent development mechanisms to enable mutual growth for both employees and the Company.

Operational Excellence

We are committed to upholding the core value of “customer first, and differentiation through excellence in technology and innovation”, continuously enhancing the quality of our products and services. We create a secure, stable and reliable cloud service system, comprehensively empowering customers with efficient operations. Meanwhile, we enhance the supplier lifecycle management mechanism, practice responsible procurement principles, and drive sustainable business growth.

Unified Eco-Creation

We actively responds to the “Dual Carbon” goals, focusing on low-carbon transformation and climate change adaptation by deeply integrating green principles into the operations of data centers and daily office operations. At the same time, leveraging its technological strengths, the Company deepens its social responsibility practices, empowering critical sectors such as healthcare and public services with advanced technology, and collaborating with stakeholders to jointly build sustainable social well-being.

Digital Innovation

We harnesses digital innovation as its core engine, building a tiered technical talent pipeline, strengthening the foundation of its technological culture, and advancing the upgrading and application deployment of the Starflow Platform. We optimize information security and privacy protection management system to enhance risk prevention and control capabilities. Furthermore, we establish a full-process intellectual property protection mechanism, fully respect innovation achievements, and continuously stimulate the intrinsic vitality of technological innovation.

Licenses and Permits

The following table sets forth the details of the material licenses and permits necessary for the operation of our business in China.

Entity Holding the License/
License/Permit	Permit	Grant Date	Expiration Date
VAT License	Kingsoft Cloud Network	July 22, 2020	March 5, 2029
VAT License	Kingsoft Cloud Network	February 24, 2021	March 27, 2028
VAT License	Beijing Jinxun Ruibo	September 30, 2021	June 24, 2027
VAT License	Beijing Jinxun Ruibo	February 18, 2022	February 18, 2027
VAT License	Kingsoft Cloud Information	January 17, 2019	December 15, 2028
VAT License	Kingsoft Cloud Information	September 30, 2021	September 30, 2026
VAT License	Kingsoft Cloud Network	November 28, 2017	October 9, 2027
VAT License	Nanjing Qianyi	April 9, 2018	December 30, 2027
VAT License	Nanjing Qianyi	April 3, 2018	September 27, 2027
VAT License	Wuhan Kingsoft Cloud	July 26, 2024	July 26, 2029(1)
VAT License	Shanghai Jinxun Ruibo	January 24, 2022	January 24, 2027
VAT License	Kingsoft Cloud Shenzhen	December 22, 2025	October 22, 2030
VAT License	QY Data	January 29, 2026	May 30, 2030

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, as promulgated by the NDRC and the Ministry of Commerce and taking effect on November 1, 2024, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), as promulgated by the NDRC and the Ministry of Commerce and taking effect on February 1, 2026. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally not open up or restricted to foreign investment, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

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

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Protocol on the Accession of the PRC effective on November 10, 2001, China’s commitment to open telecommunication business does not include IDC Service, CDN Service, IP-VPN Service and ISP Service. Pursuant to the Mainland and Hong Kong Closer Economic Partnership Agreement and Mainland and Macao Closer Economic Partnership Agreement (collectively, the “CEPA Agreements”), both effective on June 1, 2016, Chinese Mainland has promised to open the aforementioned services to service providers in Hong Kong Special Administrative Region and Macao Special Administrative Region subject to certain limitations.

According to the 2024 Negative List and the currently effective Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as for the value-added telecommunications business types which fall within China’s commitment to the WTO, the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise shall not exceed 50%, except as otherwise stipulated by the state. In Particular, from May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

On July 1, 2015, the Standing Committee of the National People’s Congress issued the National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC. On November 7, 2016, the National People’s Congress Standing Committee promulgated the Cybersecurity Law which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law was latest amended on October 28, 2025 and the amended Cybersecurity Law came into effect on January 1, 2026. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity systems’ protection requirements, which include formulating the internal security management rules and manual, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, and adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites and revocation of their business licenses. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The recently amended Cybersecurity Law strengthens enforcement measures and significantly increases penalties for violations of the law.

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

On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day, and was amended on December 4, 2023, by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the effective special entry management measures for foreign investment (negative list) and the target investment projects are genuine and in compliance with laws. Uncertainties still exist with respect to its interpretation and implementation. The Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including entities and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the account holder.

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

Value-added Tax

Pursuant to the Value-Added Tax Law of the PRC, as latest amended by the SCNPC on December 25, 2024, which came into effect on January 1, 2026, and the Regulations for the Implementation of the Value-Added Tax Law of the PRC, issued by the State Council on December 25, 2024 and came into effect on January 1, 2026, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT. The general value-added tax rate applicable to the sale or importation of goods is 13%, 9% and 6%.

Furthermore, pursuant to the Announcement on the VAT Reduction and Exemption Policy for Small-scale VAT Taxpayers issued and implemented by the Ministry of Finance and the State Taxation Administration on August 1, 2023, the VAT is exempted for small-scale VAT taxpayers with monthly sales of less than RMB100,000 (inclusive). For taxable sales income applicable to small-scale VAT taxpayers at a rate of 3%, the VAT shall be levied at a reduced rate of 1%.

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

We cannot assure you that we will not be required to obtain the approval of or complete the filing or other administrative procedures with the CSRC or potentially other regulatory authorities to maintain the listing status of the ADSs on the Nasdaq and the ordinary shares on the Hong Kong Stock Exchange or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or other administrative procedures from the CSRC or other PRC regulatory authorities required for overseas securities offerings.

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

Notes:

(1)	Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Qiu Weiqin, who is a family member of a director of Kingsoft Corporation, respectively, as registered owners. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned as to 80% and 20% by Ms. Qiu Weiqin and Ms. Lei Peili who is a family member of Mr. Lei Jun, the chairman of our Board.
(2)	Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Tao Zou, our executive director and acting CEO, respectively, as registered owners.

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

4.D.Property, Plant and Equipment

Our current principal executive offices are located at Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, China. We lease properties in Beijing and certain other cities where we operate with an aggregate of approximately 65,542.6 square meters as of December 31, 2025. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities. We also have two data centers in Beijing and Tianjin, China, to support our business.

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

Our ability to retain existing customers and acquire new customers

We have amassed a large, premium and diversified customer base covering a wide spectrum of industry verticals. The total number of our Premium Customers is 486, 492 and 473 in 2023, 2024 and 2025. We have fostered strong loyalty with existing customers as a result of the high-quality cloud products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

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

	For the Year Ended
	December 31,
	2023	2024	2025
Public Cloud Services
Number of Public Cloud Service Premium Customers	214	219	216
Average revenues per Public Cloud Service Premium Customers (RMB in million)	20.1	19.7	30.3

Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	285	287	273
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)	9.1	9.1	10.4
Total
Number of Premium Customers	486	492	473
Average revenues per Premium Customer (RMB in million)	14.2	14.0	14.6

Key Components of Results of Operations

Revenues

We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Public Cloud Services Revenues	4,381,741	62.2	5,007,251	64.3	6,633,492	948,577	69.4
Enterprise Cloud Services Revenues	2,663,993	37.8	2,777,777	35.7	2,925,127	418,287	30.6
Others	1,727	—	152	—	—	—	—
Total Revenues	7,047,461	100.0	7,785,180	100.0	9,558,619	1,366,864	100.0

Public cloud services. We offer public cloud services to customers in various verticals, including, among others, video, intelligent mobility, e-commerce, AI and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.

Enterprise cloud services. We also offer enterprise cloud services to customers engaging in the public service, healthcare, financial service businesses, and private-owned enterprises, among others. We generally charge our enterprise cloud service customers on a project basis. We also charge enterprise cloud service customers based on performance completed to date.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
IDC costs	3,211,235	51.8	2,892,054	44.9	3,113,400	445,210	38.7
Depreciation and amortization costs	774,019	12.5	1,090,082	16.9	2,321,670	331,994	28.8
Fulfillment costs	229,471	3.7	235,693	3.7	73,674	10,535	0.9
Solution development and services costs	1,804,792	29.1	1,993,087	30.9	2,306,813	329,870	28.6
Other costs	177,775	2.9	233,338	3.6	239,654	34,271	3.0
Total cost of revenues	6,197,292	100.0	6,444,254	100.0	8,055,211	1,151,880	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	784,807	26.5	845,989	27.5	810,300	115,871	35.6
Selling and marketing expenses	460,221	15.6	479,369	15.6	551,406	78,850	24.2
General and administrative expenses	1,060,022	35.8	834,854	27.1	914,615	130,788	40.2
Impairment of long-lived assets	653,670	22.1	919,724	29.8	—	—	—
Total operating expenses	2,958,720	100.0	3,079,936	100.0	2,276,321	325,509	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Research and development expenses
Staff expenses (excluding share-based compensation)	621,615	79.2	683,284	80.8	665,064	95,103	82.1
Share-based compensation	50,145	6.4	50,895	6.0	57,376	8,205	7.1
Other miscellaneous expenses	113,047	14.4	111,810	13.2	87,860	12,563	10.8
Total research and development expenses	784,807	100.0	845,989	100.0	810,300	115,871	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses
Staff expenses (excluding share-based compensation)	238,401	51.8	229,212	47.8	245,743	35,141	44.6
Share-based compensation	6,977	1.5	45,572	9.5	95,998	13,728	17.4
Marketing and promotion expenses	9,114	2.0	4,691	1.0	6,409	916	1.2
Depreciation and amortization expenses	154,332	33.5	147,791	30.8	147,365	21,073	26.7
Other miscellaneous expenses	51,397	11.2	52,103	10.9	55,891	7,992	10.1
Total selling and marketing expenses	460,221	100.0	479,369	100.0	551,406	78,850	100.0

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General and administrative expenses
Staff expenses (excluding share-based compensation)	287,470	27.1	318,699	38.2	373,445	53,402	40.8
Share-based compensation	114,766	10.8	101,106	12.1	255,261	36,502	27.9
Credit losses	502,184	47.4	312,373	37.4	202,086	28,898	22.1
Other miscellaneous expenses	155,602	14.7	102,676	12.3	83,823	11,987	9.2
Total general and administrative expenses	1,060,022	100.0	834,854	100.0	914,615	130,788	100.0

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues increased by 22.8% from RMB7,785.2 million in 2024 to RMB9,558.6 million (US$1,366.9 million) in 2025, which was attributable to the strong demands from AI business and enterprise cloud projects increase.

Public cloud services

Our revenues generated from public cloud services increased by 32.5% from RMB5,007.3 million in 2024 to RMB6,633.5 million (US$948.6 million) in 2025, primarily driven by the strong demands from AI business.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 5.3% from RMB2,777.8 million in 2024 to RMB2,925.1 million (US$418.3 million) in 2025, primarily due to the increase in enterprise cloud projects.

Cost of revenues

Our cost of revenues increased by 25.0% from RMB6,444.3 million in 2024 to RMB8,055.2 million (US$1,151.9 million) in 2025, primarily driven by (i) the increase in depreciation and amortization costs from RMB1,090.1 million in 2024 to RMB2,321.7 million (US$332.0 million) in 2025, mainly as a result of depreciation of new acquired servers related to AI business, (ii) the increase in solution development and services costs from RMB1,993.1 million in 2024 to RMB2,306.8 million (US$329.9 million) in 2025, and (iii) the increase in IDC costs from RMB2,892.1 million in 2024 to RMB3,113.4 million (US$445.2 million) in 2025, mainly due to the grown infrastructure demands in line with AI business expansion, and partially offset by the decrease in fulfillment costs RMB235.7 million in 2024 to RMB73.7 million (US$10.5 million) in 2025, mainly due to the decrease of hardware we provide in our enterprise cloud services.

Gross profit

As a result of the foregoing, our gross profit increased by 12.1% from RMB1,340.9 million in 2024 to RMB1,503.4 million (US$215.0 million) in 2025. Our gross margin decreased from 17.2% in 2024 to 15.7% in 2025, primarily because of the increasing depreciation costs.

Research and development expenses

Our research and development expenses decreased by 4.2% from RMB846.0 million in 2024 to RMB810.3 million (US$115.9 million) in 2025, mainly due to the decrease in personnel-related expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 15% from RMB479.4 million in 2024 to RMB551.4 million (US$78.9 million) in 2025, mainly due to the increase of share-based compensation.

General and administrative expenses

Our general and administrative expenses increased by 9.6% from RMB834.9 million in 2024 to RMB914.6 million (US$130.8 million) in 2025, primarily attributable to the increase in share-based compensation and partially offset by decrease of credit loss expense.

Operating loss

As a result of the foregoing, our operating loss decreased by 55.6% from RMB1,739.0 million in 2024 to RMB772.9 million (US$110.5 million) in 2025. Our operating loss margin narrowed from 22.3% in 2024 to 8.1% in 2025.

Interest income

Our interest income increased by 199.4% from RMB27.0 million in 2024 to RMB80.9 million (US$11.6 million) in 2025.

Interest expense

Our interest expense increased by 116.8% from RMB229.7 million in 2024 to RMB498.0 million (US$71.2 million) in 2025.

Foreign exchange (loss) gain

We recorded foreign exchange gain of RMB60.1 million (US$8.6 million) in 2025, as compared to foreign exchange loss of RMB19.5 million in 2024, primarily because of appreciation of RMB against U.S. dollar in 2025 compared with 2024.

Other loss, net

We recorded other loss, net of RMB9.0 million (US$1.3 million) in 2025, as compared to RMB12.9 million in 2024.

Other income/(expense), net

Our other expense, net increased from RMB6.4 million in 2024 to other net income RMB191.0 million (US$27.3 million) in 2025, primarily due to the government subsidy.

Income tax benefit

Our income tax benefit is RMB4.2 million (US$0.6 million) in 2025, as compared to our income tax benefit of RMB1.5 million in 2024.

Net loss

As a result of the foregoing, our net loss decreased by 52.3% from RMB1,979.0 million in 2024 to RMB943.7 million (US$134.9 million) in 2025.

Our net loss margin decreased from 25.4% in 2024 to 9.9% in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues increased by 10.5% from RMB7,047.5 million in 2023 to RMB7,785.2 million in 2024, which was attributable to the strong demands from AI business and enterprise cloud projects increase, while partially offset by our proactive scale-down of CDN services within public cloud services.

Public cloud services

Our revenues generated from public cloud services increased by 14.3% from RMB4,381.7 million in 2023 to RMB5,007.3 million in 2024, primarily driven by the strong demands from AI business, partially offset by our proactive scale-down of CDN services within public cloud offerings.

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 4.3% from RMB2,664.0 million in 2023 to RMB2,777.8 million in 2024, primarily due to the increase in enterprise cloud projects.

Cost of revenues

Our cost of revenues increased by 4.0% from RMB6,197.3 million in 2023 to RMB6,444.3 million in 2024, primarily driven by (i) the increase in depreciation and amortization costs from RMB774.0 million in 2023 to RMB1,090.1 million in 2024, mainly as a result of depreciation of new acquired servers related to AI business, (ii) the increase in fulfillment costs RMB229.5 million in 2023 to RMB235.7 million in 2024, in line with enterprise cloud projects increase, and (iii) the increase in solution development and services costs from RMB1,804.8 million in 2023 to RMB1,993.1 million in 2024, and partially offset by the decrease in IDC costs from RMB3,211.2 million in 2023 to RMB2,892.1 million in 2024, in line with our cost control measures adjustment of CDN services.

Gross profit

As a result of the foregoing, our gross profit increased by 57.7% from RMB850.2 million in 2023 to RMB1,340.9 million in 2024. Our gross profit margin increased from 12.1% in 2023 to 17.2% in 2024, primarily because of the optimization of revenue mix and our effective cost controls.

Research and development expenses

Our research and development expenses increased by 7.8% from RMB784.8 million in 2023 to RMB846.0 million in 2024, mainly due to the rise in personnel-related expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 4.2% from RMB460.2 million in 2023 to RMB479.4 million in 2024, mainly due to the increase of share-based compensation.

General and administrative expenses

Our general and administrative expenses decreased by 21.2% from RMB1,060.0 million in 2023 to RMB834.9 in 2024, primarily attributable to the decrease of credit loss expense.

Operating loss

As a result of the foregoing, our operating loss decreased by 17.5% from RMB2,108.6 million in 2023 to RMB1,739.0 million in 2024. Our operating loss margin decreased from 29.9% in 2023 to 22.3% in 2024.

Interest income

Our interest income decreased by 65.6% from RMB78.4 million in 2023 to RMB27.0 million in 2024.

Interest expense

Our interest expense increased by 57.3% from RMB146.0 million in 2023 to RMB229.7 million in 2024.

Foreign exchange loss

We recorded foreign exchange loss of RMB19.5 million in 2024, as compared to RMB57.2 million in 2023, primarily because of a slighter depreciation of RMB against U.S. dollar in 2024 compared with 2023.

Other loss, net

We recorded other loss, net of RMB12.9 million in 2024, as compared to RMB32.7 million in 2023.

Other income/(expense), net

Our other expense, net is RMB6.4 million in 2024, as compared to our other income, net of RMB100.4 million in 2023.

Income tax expense

Our income tax benefit is RMB1.5 million in 2024, as compared to our income tax expense of RMB18.0 million in 2023.

Net loss

As a result of the foregoing, our net loss decreased by 9.4% from RMB2,183.6 million in 2023 to RMB1,979.0 million in 2024.

Our net loss margin decreased from 31.0% in 2023 to 25.4% in 2024.

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2023, 2024 and 2025, we did not make any provisions for Hong Kong profit tax as there were accumulated losses derived from or incurred in Hong Kong for any of the periods presented. Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Chinese Mainland

Our Chinese Mainland entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax (“EIT”) law, which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by our Chinese Mainland entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measures

In evaluating our business, we have considered and used certain non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Adjusted Gross Profit and Adjusted Gross Margin (Non-GAAP Measures)

We define Non-GAAP gross profit as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. The following tables reconcile our Non-GAAP gross profit (margin) in 2023, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Gross profit	850,169	1,340,926	1,503,408	214,984
Adjustment:
Share-based compensation (allocated in cost of revenues)	9,757	16,868	38,275	5,473
Adjusted gross profit (Non-GAAP Financial Measure)	859,926	1,357,794	1,541,683	220,457

	For the Year Ended December 31,
	2023	2024	2025

	(%)
Gross margin	12.1	17.2	15.7
Adjustment gross margin (Non-GAAP Financial Measure)	12.2	17.4	16.1

Adjusted Net Loss (Margin), Adjusted EBITDA (Margin) and Adjusted Operating Loss (Margin)

We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange loss and impairment of long-lived assets, and we define Non-GAAP net loss margin as adjusted net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2023, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

We define Non-GAAP net loss as net loss excluding share-based compensation expenses, foreign exchange loss (gain) and impairment of long-lived assets, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation expenses, impairment of long-lived assets and amortization of intangible assets, and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure), adjusted EBITDA (margin) (Non-GAAP Financial Measure) and adjusted operating loss (margin) (Non-GAAP Financial Measure) in 2023, 2024 and 2025 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(2,183,647)	(1,979,042)	(943,692)	(134,946)
Adjustment:
Share-based compensation expenses	181,645	214,441	446,909	63,907
Foreign exchange loss (gain)	57,211	19,531	(60,147)	(8,601)
Impairment of long-lived assets	653,670	919,724	—	—
Adjusted net loss (Non-GAAP Financial Measure)	(1,291,121)	(825,346)	(556,930)	(79,640)
Adjustments:
Interest income	(78,410)	(27,008)	(80,859)	(11,563)
Interest expense	146,026	229,705	498,048	71,220
Income tax expense (benefit)	17,959	(1,524)	(4,203)	(601)
Depreciation and amortization	940,482	1,263,090	2,480,364	354,687
Adjusted EBITDA (Non-GAAP Financial Measure)	(265,064)	638,917	2,336,420	334,103
Loss (gain) on disposal of property and equipment	22,996	(44,625)	(102,243)	(14,621)
Excluding loss (gain) on disposal of property and equipment, normalized Adjusted EBITDA	(242,068)	594,292	2,234,177	319,482

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(2,108,551)	(1,739,010)	(772,913)	(110,525)
Adjustment:
Share-based compensation expenses	181,645	214,441	446,909	63,907
Impairment of long-lived assets	653,670	919,724	—	—
Amortization of intangible assets	180,459	173,496	173,765	24,848
Adjusted operating profit (Non-GAAP Financial Measure)	(1,092,777)	(431,349)	(152,239)	(21,770)
Adjustments:
Loss (gain) on disposal of property and equipment	22,996	(44,625)	(102,243)	(14,621)
Excluding loss (gain) on disposal of property and equipment, normalized Adjusted operating loss profit	(1,069,781)	(475,974)	(254,482)	(36,391)

	For the Year Ended December 31,
	2023	2024	2025

	(%)
Net loss margin	(31.0)	(25.4)	(9.9)
Adjusted net loss margin (Non-GAAP Financial Measure)	(18.3)	(10.6)	(5.8)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(3.8)	8.2	24.4
Normalized Adjusted EBITDA margin	(3.4)	7.6	23.4
Adjusted operating loss margin (Non-GAAP Financial Measure)	(15.5)	(5.5)	(1.6)
Normalized Adjusted operating loss margin	(15.2)	(6.1)	(2.7)

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

In 2025, Kingsoft Cloud Holdings Limited and its subsidiaries made capital contribution amounted to RMB80.8 million (US$11.5 million) to the WFOEs. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2024 and 2025, there were no outstanding balance owed by the VIEs to Kingsoft Cloud Holdings Limited and its subsidiaries under the VIE agreements, and there were no outstanding balance owed by Kingsoft Cloud Holdings Limited and its subsidiaries to the VIEs under the VIE agreements. In 2025, Kingsoft Cloud Holdings Limited and its subsidiaries provided loans amounted to RMB2,636.6 million (US$377.0 million) to the VIEs and repaid loans amounted to RMB100.0 (US$14.3 million), and the VIEs provided loans amounted to RMB50.0 million (US$7.1 million) to Kingsoft Cloud Holdings Limited and its subsidiaries. In 2025, the VIEs transferred RMB33.1 million (US$4.7 million) to our PRC subsidiaries for services provided. There were no other assets transferred between the VIEs and their subsidiaries and non-VIEs in 2025. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

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

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily consist of cash generated from operating activities, net proceeds from the sale and issuance of our shares, and proceeds from financing facilities such as bank loans and related party loans and funds from other financial institutions, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. See “Item 4. Information on the Company—4.A. History and Development of the Company—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” As of December 31, 2025, substantially all of our cash and cash equivalents were located in the Chinese Mainland and Hong Kong.

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

Additionally, we have historically been loss-making, and we had been generating net operating cash inflows in 2024 and 2025. We generated net loss of RMB2,183.6 million, RMB1,979.0 million and RMB943.7 million (US$134.9 million) in 2023, 2024 and 2025, respectively. As of December 31, 2025, we had net current assets of RMB1,602.1 million (US$229.1 million), and an accumulated deficit of RMB15,247.9 million (US$2,180.4 million). We recorded net operating cash outflows of RMB169.1 million in 2023, and net operating cash inflows of RMB628.4 million and RMB3,801.0 million (US$543.5 million) in 2024 and 2025, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information—3.D. Risk Factor—Risks Relating to Our Business and Industry—We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”

Taking into account (i) the financial resources available to us, including RMB6,117.2 million (US$874.8 million) in cash and cash equivalents as of December 31, 2025, (ii) total financing facilities of RMB5,860.0 million (US$838.0 million) as of December 31, 2025, of which RMB1,088.7 million (US$155.7 million) were unutilized, as of March 31, 2025, (iii) our good track record of ability to obtain additional financing facilities from banks, financial institutions and strategic shareholders, evidenced by our historical fund-raising activities, and (iv) our plans to continue to enhance our financial performance, we believe we have sufficient working capital for our present cash requirements and for at least the next 12 months.

The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Operating cash flows before movements in working capital	225,345	740,345	2,040,286	291,757
Changes in operating assets and liabilities	(394,415)	(111,926)	1,760,742	251,783
Net cash (used in) generated from operating activities	(169,070)	628,419	3,801,028	543,540
Net cash used in investing activities	(673,186)	(3,620,445)	(4,529,729)	(647,743)
Net cash (used in) generated from financing activities	(227,852)	3,255,418	4,182,983	598,159
Effect of exchange rate changes on cash, cash equivalents and restricted cash	25,863	(22,772)	(67,146)	(9,601)
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,044,245)	240,620	3,387,136	484,355
Cash, cash equivalents and restricted cash at beginning of the year	3,533,726	2,489,481	2,730,101	390,399
Cash, cash equivalents and restricted cash at end of the year	2,489,481	2,730,101	6,117,237	874,754

In 2025, our principal sources of liquidity have been cash generated from financing activities and operating activities, as well as a follow-on public offering.

Operating Activities

Net cash generated from operating activities was RMB3,801.0 million (US$543.5 million) in 2025. The difference between our net loss of RMB943.7 million (US$134.9 million) and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB2,480.4 million (US$354.7 million), (ii) increase of amounts due to related parties of RMB2,300.4 million (US$328.9 million) related to operating activities, and (iii) provision for credit losses of RMB200.2 million (US$28.6 million).

Net cash generated from operating activities was RMB628.4 million in 2024. The difference between our net loss of RMB1,979.0 million and the net cash generated from operating activities was mainly due to (i) depreciation and amortization of RMB1,263.1 million, related to intangible assets recognized from the acquisition of Camelot, (ii) impairment of long-lived assets of RMB919.7 million, and (iii) provision for credit losses of RMB309.9 million.

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

Investing Activities

Net cash used in investing activities was RMB4,529.7 million (US$647.7 million) in 2025, which was mainly attributable to (i) purchase of property and equipment of RMB4,742.4 million (US$678.2 million) and (ii) purchase of short-term investments of RMB71.0 million (US$10.1 million).

Net cash used in investing activities was RMB3,620.4 million in 2024, which was mainly attributable to (i) purchase of property and equipment of RMB3,672.1 million and (ii) purchase of short-term investments of RMB90.0 million.

Net cash used in investing activities was RMB673.2 million in 2023, which was mainly attributable to (i) purchase of property and equipment of RMB1,958.8 million and (ii) purchase of short-term investments of RMB550.2 million, partially offset by proceeds from maturities of short-term investments of RMB1,830.5 million

Financing Activities

Net cash generated from financing activities was RMB4183.0 million (US$598.2 million) in 2025, which was mainly attributable to (i) issuance of ordinary shares of RMB4,533.3 million (US$648.3 million), (ii) proceeds from short-term bank loans of RMB2,771.8 million (US$396.4million), and (iii) proceeds from long-term bank loans of RMB2,335.8 million (US$334.0 million), partially offset by (i) repayment of short-term bank loans of RMB2,330.6 million (US$333.3 million), (ii) repayment of loans due to related parties of RMB1,609.9 million (US$230.2 million), and (iii) principal repayments of financing leases of RMB820.0 million (US$117.3 million).

Net cash generated from financing activities was RMB3,255.4 million in 2024, which was mainly attributable to (i) proceeds from short-term borrowings of RMB2,465.9 million, and (ii) proceeds from loans due to related parties of RMB2,000.9 million, partially offset by (i) repayment of short-term borrowings of RMB1,318.4 million, and (ii) repayment of loans due to related parties of RMB1,077.4 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, repayments of borrowings from third parties and related parties, lease obligations, and IDC costs. Other than those as discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Capital Expenditures

Our capital expenditures including those financed by third parties are incurred primarily in connection with purchases of property and equipment, and intangible assets. Our capital expenditures including those financed by third parties were RMB1,964.7 million, RMB4,124.7 million and RMB4,994.3 million (US$714.2 million), in 2023, 2024 and 2025, respectively. Our purchases of property and equipment were RMB1,958.8 million, RMB3,672.1 million and RMB4.742.4 million (US$678.2 million), accounting for 99.7%, 89.0% and 95.0% of our capital expenditures, including those financed by third parties in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with an existing cash balance, cash generated from operating activities, and financing activities. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

As of December 31, 2025, we had short-term third party borrowings of RMB3,348.3 million (US$478.8 million), with fixed annual interest rates ranging from 2.50% to 6.12%. As of December 31, 2025, we had long-term third party borrowings of RMB3,023.5 million (US$432.4 million), with fixed annual interest rates ranging from 2.50% to 6.12%.

As of December 31, 2025, our loans from related parties were RMB559.8 million (US$80.1 million). We entered into several loan agreements with weighted average interest rates of 6.70% with Xiaomi Group, which are secured by our electronic equipment (the “Xiaomi Loans”). As of December 31, 2025, the current portion and non-current portion of the Xiaomi Loans was RMB265.7 million (US$38.0 million) and RMB294.1 million (US$42.1 million), respectively, which will be repaid within the terms of 12 months and 24 months, respectively.

As of December 31, 2025, our operating lease liabilities were RMB92.1 million (US$13.2 million). Our operating leases mainly related to office space and buildings. As of December 31, 2025, the weighted average remaining lease term was 9.4 years and the weighted average discount rate was 5.96% for our operating leases.

As of December 31, 2025, our financial lease liabilities were RMB3,820.8 million (US$546.4 million). Our financial leases mainly related to electronic equipment and data center machinery and equipment. As of December 31, 2025, the weighted average remaining lease term was 3.5 years and the weighted average discount rate was 5.16% for our financial leases.

In October 2022, we entered into share purchase agreements with the non-controlling shareholders of Camelot Technology to acquire an aggregate of 9.50% of equity interests in Camelot Technology for a total cash consideration of RMB456.0 million. As of December 31, 2025, the transaction was completed and all payments have been settled.

In 2025, we entered into two non-cancelable internet data center service agreements pursuant to which we have total contractual minimum purchase commitments amounting to RMB1,280.0 million (US$183.0 million). As of December 31, 2025, the remaining purchase commitment is RMB587.2 million (US$84.0 million).

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

5.D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our critical accounting policies.

Goodwill

We test goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its estimated fair value, an impairment charge would be recorded for the amount that the carrying amount of the reporting unit exceeded its fair value. We have two reporting units, consisting of Cloud service and solutions and Cloud-based digital solutions and services.

In 2024 and 2025, we performed quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs and discount rate. As of December 31, 2025, the fair value of the Cloud service and solutions reporting unit amounted to RMB8,619.0 million (US$1,232.5 million) exceeded its carrying amount by RMB1,837.2 million (US$262.7 million) or 27%. No impairment losses were recognized for the years ended December 31, 2024 and 2025.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud service and solutions reporting unit as of September 30, 2024 and December 31, 2025:

	September 30,	December 31,
	2024	2025
Projected public cloud services revenue growth rates	6.79%-21.16%	1.77%-24.80%
Projected IDC costs as a percentage of public cloud services revenue	42.00%-58.08%	36.78%-40.03%
Discount rate	12.5%	11.4%

Changes in projected public cloud services revenue growth rates reflect the Group’s renewed business plan to optimize its business mix, by focusing on the development of AI business. Changes in the projected IDC costs as a percentage of public cloud services revenue demonstrate higher margin resulting from improving business mix, and the Group’s proactive cost-control strategies of price negotiation with IDC service providers. Changes in discount rate primarily resulted from adjustments made to the company risk premium.

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

In 2024 and 2025, we performed qualitative and quantitative assessment for the goodwill allocated to Cloud-based digital solutions and services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates, gross margin and discount rate. As of December 31, 2025, the fair value of the Cloud-based digital solutions and services reporting unit amounted to RMB2,854.0 million (US$408.1 million) exceeded its carrying amount by RMB322.7 million (US$46.1 million) or 13%. No impairment losses were recognized for the years ended December 31, 2024 and 2025.

The following table sets forth the range of significant assumptions used in the goodwill impairment assessment of Cloud-based digital solutions and services reporting unit as of December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
Projected revenue growth rates	7.94%-14.43%	11.78%-17.11%
Projected gross margin	19.17%-19.22%	16.96%-17.09%
Discount rate	12.5%	12.5%

Changes in projected revenue growth rates due to the growth in the scale of the businesses of our customers. Changes in projected gross margin reflect more stringent cost reduction and efficiency strategies adopted by our customers.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances, indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of our long-lived assets by comparing the carrying amount of our assets to the future undiscounted cash flows expected to result from the use of our assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of our assets, we recognize an impairment loss based on the excess of the carrying amount of our assets over their fair value.

In consideration of the continuous operating losses of the public cloud asset group, we performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the year ended December 31, 2024. As the estimated fair value of these assets was below their carrying value, we recognized RMB919.7 million impairment losses for the year ended December 31, 2024. We determine the fair value of the asset group using the discounted cash flows method with the assistance of an independent third- party valuation firm. The significant assumptions used included revenue growth rates for public cloud services revenue, IDC costs and discount rate.

We performed recoverability tests during the year ended December 31, 2025, as a result of the impairment assessment, no impairment losses were recognized.

The discounted cash flows method used in calculating the fair value of the asset group is a widely used valuation model. The following table sets forth the range of significant assumptions used in long-lived assets impairment assessment as of September 30, 2024 and December 31, 2025:

	September 30,	December 31,
	2024	2025
Projected public cloud services revenue growth rates	8.20%-21.16%	(2.39%)-15.65%
Projected IDC costs as a percentage of public cloud services revenue	42.96%-58.08%	28.82%-43.65%
Discount rate	12.5%	N/A %

ITEM 6DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Tao Zou	50	Chairman of the Board, Executive Director and Acting Chief Executive Officer
Heng Qu	44	Director
Duo Zhang	41	Director
Ming-to Yu	63	Independent Director
Hang Wang	54	Independent Director
Jingyuan Qu	53	Independent Director
Yi Li	47	Chief Financial Officer
Tao Liu	44	Senior Vice President
Kaiyan Tian	48	Vice President

Tao Zou is the chairman of the board, our executive director and acting CEO. Mr. Zou joined Kingsoft Group in 1998. Mr. Zou was appointed as our director in December 2016 and our acting CEO in August 2022. Mr. Zou has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group. Mr. Zou is a director of Seasun Holdings Limited, and chairman of Kingsoft Office (SSE STAR Market: 688111). Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET) from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET) from December 2016 to December 2020, and a director of Cheetah Mobile Inc. (NYSE: CMCM) from December 2016 to June 2024. Mr. Zou has served as the acting CEO of Seasun Holdings Limited since December 2025. Mr. Zou graduated from Nankai University in June 1997.

Heng Qu has been our director since March 2026. He is currently a vice president and chairman of the group technology committee of Xiaomi Corporation (HKEX: 1810 (HKD counter) and 81810 (RMB counter)). He joined Xiaomi Corporation in 2010 and served as the general manager of the ecosystem department of Xiaomi Corporation from 2018 to 2023. Prior to this, he served successively as an engineer, development manager, and project manager of Beijing Kingsoft Corporation Limited from 2005 to 2010. Mr. Qu graduated from the Department of Computer Science and Engineering of Beihang University in 2003 and received a master’s degree in Computer Science and Engineering from Harbin Institute of Technology in 2013.

Duo Zhang has been our director since June 2025. Mr. Zhang has served as the general manager of infrastructure technology platform department and head of the artificial intelligence platform department of Xiaomi Corporation (HKEX: 1810 (HKD counter) and 81810 (RMB counter)) since September 2024. He joined Xiaomi Corporation in 2016 and served successively as head of the storage platform department, head of infrastructure components department and the chairman of the open-source committee. From May 2021 to August 2024, he served as head of the infrastructure Research & Development department and the principal architect of Sensors Network Technology (Beijing) Co., Ltd. Mr. Zhang received his master’s degree and bachelor’s degree in Computer Science and Technology from Tsinghua University in the PRC in 2010 and 2007, respectively.

Ming-to Yu has been an independent director since May 2020. From August 2019 to June 2023, Mr. Yu served as the vice chairman of Egis Technology Inc. (6462.TWO), a capacitive and lens type fingerprint sensors service provider and a public company listed on Taiwan OTC Exchange. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEX: 1810) from October 2011 to November 2012 and at Mediatek Inc. (2454.TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.

Hang Wang has been an independent director since May 7, 2020. Mr. Wang is the founding partner of Hosen Capital, a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group, a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also served as a director of New Hope Liuhe Co., Ltd. (SZSE: 000876), a company listed on the Shenzhen Stock Exchange, from November 2011 to April 2025. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. (the “Minsheng Bank”) (HKEX: 1988; SSE: 600016), a company listed on both the Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited, a wholly-owned subsidiary of Minsheng Bank since March 2015. Mr. Wang obtained his bachelor’s degree and master’s degree in economics from Peking University in July 1992 and July 1996, respectively.

Jingyuan Qu was appointed as an independent director on April 14, 2022. Ms. Qu has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. since December 2019. Prior to that, Ms. Qu worked at Matrix Partners China as a director from May 2015 to May 2017 and a capital market consultant from May 2017 to March 2021. Between March 2007 and May 2015, Ms. Qu was the director and deputy general manager at Baofeng Group Co., Ltd. and was responsible for its financial reporting. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd.. From February 2017 to April 2022, Ms. Qu served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (SSE STAR Market: 688696), a public company listed on Shanghai Stock Exchange from June 2019 to April 2021. Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University in July 1993 and the degree of EMBA from China Europe International Business School in October 2013.

Yi Li is our chief financial officer and is responsible for the Group’s financial affairs. Ms. Li is currently the acting chief financial officer, a vice president and the finance director of Kingsoft Corporation. She joined Kingsoft Corporation in 2007 and since then has been responsible for Kingsoft Corporation’s financial affairs. Prior to joining Kingsoft Corporation, Ms. Li engaged in consulting and auditing work in accounting firms. Ms. Li possesses extensive management experience in comprehensive financial management, investment and financing management and financial organization capability building. Ms. Li holds a master’s degree and is a member of the Association of Chartered Certified Accountants.

Tao Liu is our senior vice president and is responsible for the operation and management of general internet business system of the Group. Prior to joining us in July 2015, Dr. Liu served as a data center architect at Baidu, Inc. (Nasdaq: BIDU), a public company listed on the Nasdaq, from July 2009 to July 2015. Dr. Liu received his bachelor’s degree in communication and information system in June 2004 and PhD degree in June 2009, respectively, from the University of Science and Technology of China.

Kaiyan Tian is currently our vice president and is responsible for operation and management of technology research and development system of the Group. Mr. Tian is also a director and the general manager of certain subsidiaries of the Company. Prior to joining us in September 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to joining Kingsoft Group, he worked as a senior game producer at Zynga from January 2012 to August 2012. He was a program manager at Microsoft Corporation (Nasdaq: MSFT), a public company listed on the Nasdaq, from January 2008 to April 2011. Mr. Tian received his bachelor’s degree in communication engineering in July 2001 and master’s degree in computer science and technology in April 2004, respectively, from Beijing University of Posts and Telecommunications.

6.B.Compensation

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB10.8 million (US$1.5) million in cash to our executive officers, and we paid an aggregate of RMB2.4 million (US$344 thousand) thousand to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

Share Incentive Plan

2021 Share Incentive Plan

We adopted a share incentive plan, or the 2021 Share Incentive Plan, on November 15, 2021 and amended on December 20, 2022 with such amendments that took effect immediately upon listing by way of introduction on the Main Board of SEHK (the “Hong Kong Listing”). The purpose of the 2021 Share Incentive Plan is to promote the success and enhance the value our company, by linking the personal interests of the members of the Board, employees, and consultants to those of our company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our company’s shareholders. The 2021 Share Incentive Plan is further intended to provide flexibility to our company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. Under the 2021 Share Incentive Plan (as amended), the maximum aggregate number of ordinary shares available for exercise is 380,528,480. As of March 31, 2026, the number of underlying shares pursuant to the outstanding RSUs granted under the 2021 Share Incentive Plan amounted to 184,256,012 shares.

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

2013 Share Option Scheme

We adopted an employee share option scheme, or the 2013 Share Option Scheme, on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to our company and its directly or indirectly owned subsidiaries and/or to enable our company and its directly or indirectly owned subsidiaries to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Option Scheme, the maximum aggregate number of ordinary shares available for exercise is 209,750,000. As of March 31, 2026, the number of underlying shares pursuant to the outstanding share options granted under the 2013 Share Option Scheme amounted to 12,991,496 shares.

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

2013 Share Award Scheme

We adopted an employee share award scheme, or the 2013 Share Award Scheme, on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution and/or to enable us to recruit and retain high-caliber employees and attract human resources that are valuable. Under the 2013 Share Award Scheme, the maximum aggregate number of ordinary shares which may be issued upon exercise of all awards to be granted thereunder is 215,376,304 ordinary shares. As of March 31, 2026, the number of underlying shares pursuant to the outstanding share awards granted under the 2013 Share Award Scheme amounted to 11,317,093 shares.

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

The following table summarizes, as of March 31, 2026, the number of ordinary shares under outstanding options and awards that we granted to our directors and executive officers:

Ordinary Shares
Underlying
	Share-Based	Exercise Price
	Awards Granted	(US$/Share)	Date of Grant	Date of Expiration
Tao Zou	—	—	—	—
Heng Qu	—	—	—	—
Duo Zhang	—	—	—	—
Ming-to Yu	—	—	—	—
Hang Wang	—	—	—	—
Jingyuan Qu	—	—	—	—
Yi Li	—	—	—	—
Tao Liu	—	—	—	—
Kaiyan Tian	1,200,000	0.0742	April 15, 2018	January 1, 2028
All directors and executive officers as a group	1,200,000	0.0742

As of March 31, 2026, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 11,791,496 ordinary shares, with exercise prices ranging from US$0.001 per share to US$0.07422 per share, and (ii) 192,870,365 outstanding awards.

For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2021 Share Incentive Plan, 2013 Share Option Scheme and the 2013 Share Award Scheme, respectively, see Note 2 to our consolidated financial statements for more information on our critical accounting policies.

6.C.Board Practices

Board of directors

Our board of directors consists of seven directors, including three independent directors, namely Mr. Ming-to Yu, Mr. Hang Wang and Ms. Jingyuan Qu. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

Audit Committee. Our audit committee consists of Mr. Ming-to Yu, Mr. Hang Wang and Ms. Jingyuan Qu and is chaired by Mr. Ming-to Yu. We have determined that Mr. Ming-to Yu, Mr. Hang Wang and Ms. Jingyuan Qu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

We have determined that Mr. Ming-to Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Heng Qu, Mr. Ming-to Yu and Ms. Jingyuan Qu, and is chaired by Ms. Jingyuan Qu. We have determined that Mr. Ming-to Yu and Ms. Jingyuan Qu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nomination Committee. Our nomination committee consists of Mr. Tao Zou, Mr. Heng Qu, Mr. Ming-to Yu, Mr. Hang Wang and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. We have determined that Mr. Ming-to Yu, Mr. Hang Wang and Ms. Jingyuan Qu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nomination committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;
●	reviewing and evaluating the size, composition, function and duties of the Board consistent with its needs, and assisting the Board in maintaining a board skills matrix;
●	reviewing candidates’ qualifications for membership on the board or a committee of the Board based on the criteria approved by the Board;
●	making recommendations to the Board as to determinations of director independence;
●	reviewing and approve compensation (including equity-based compensation) for the directors;
●	periodically reviewing and reassessing the adequacy of the committee charters;
●	evaluating the performance and effectiveness of the Board as a whole; and
●	assessing each director’s time commitment and contribution to the Board, as well as the director’s ability to discharge his or her responsibilities effectively, taking into account professional qualifications and work experience, existing directorships of listed companies (if any) and other significant external time commitments of such director and other factors or circumstances relevant to the director’s character, integrity, independence and experience.

Corporate Governance Committee. Our corporate governance committee consists of Mr. Tao Zou, Mr. Duo Zhang and Ms. Jingyuan Qu, and is chaired by Mr. Tao Zou. The corporate governance committee assists the board to exercise its business judgment to act in what they reasonably believe to be in the best interests of the Company and the shareholders, and also to ensure the compliance with the requirements under the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

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

6.D.Employees

We had 15,225 employees as of December 31, 2025, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function as of December 31, 2025.

	Number of
Function	Employees	Percentage
Research and development	1,120	7.4%
Sales and marketing	367	2.4%
General and administrative	791	5.2%
Solution development and services	12,947	85.0%
Total	15,225	100%

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

6.E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers;
●	each person known to us to beneficially own more than 5% of our ordinary shares; and
●	each selling shareholder.

The calculations in the table below are based on 4,490,544,972 ordinary shares outstanding as of March 31, 2026.

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

	Ordinary Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:†
Tao Zou	2,000,000	0.0%
Heng Qu	—	—
Duo Zhang	—	—
Ming-to Yu	—	—
Hang Wang	—	—
Jingyuan Qu	—	—
Yi Li	—	—
Tao Liu	3,551,123	0.1%
Kaiyan Tian	4,707,902	0.1%
All directors and executive officers as a group(1)	10,259,025	0.2%
Principal Shareholders:
Kingsoft Corporation Limited(2)	1,492,621,584	33.2
Xiaomi Corporation(3)	466,161,000	10.4

Notes:

*

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 4,490,544,972, being the number of ordinary shares outstanding as of March 31, 2026, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable and share awards that will become vested within 60 days after March 31, 2026.

†	The address of our directors and executive officers is Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District Beijing, 100085, the People’s Republic of China.
(1)	Including an aggregate of 2,702,740 ordinary shares underlying share awards held by our directors and executive officers that are exercisable within 60 days after March 31, 2026.
(2)

Represent 1,492,621,584 ordinary shares directly held by Kingsoft Corporation Limited, a Cayman Islands company. The registered address of Kingsoft Corporation Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)

Represent 414,376,000 ordinary shares directly held by Xiaomi Corporation, a Cayman Islands company and 51,785,000 ordinary shares directly held by Green Better Limited, an indirect wholly owned subsidiary of Xiaomi Corporation. The registered office of Xiaomi Corporation is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of March 31, 2026, a total of 227,948,795 ordinary shares are held by eight record holders in the United States.

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

Other Transactions with Kingsoft Group

In 2023, 2024 and 2025, we generated public cloud service revenues of RMB217.3 million, RMB281.3 million and RMB363.3 million (US$52.0 million), respectively, from Kingsoft Group, representing 3.1%, 3.6% and 3.8% of our total revenues, respectively.

In 2023, 2024 and 2025, we incurred interest expenses for a loan provided by Kingsoft Group of RMB1.0 million, RMB45.7 million and RMB30.9 million (US$4.4 million). In 2023, 2024 and 2025, we incurred expenses for rental of office space and administrative services provided by Kingsoft Group of RMB9.2 million, RMB9.8 million and RMB13.6 million (US$1.9 million), respectively.

In December 2023, we entered into a loan facility framework agreement with Kingsoft Corporation. Under the terms of this agreement, Kingsoft Corporation agreed to provide a loan facility of up to RMB1.5 billion for the period commencing December 5, 2023, and ending December 31, 2025. The loan was utilized for capital expenditure on equipment procurement. As of December 31, 2025, we had repaid all interest-bearing loans to Kingsoft Corporation.

As of December 31, 2024 and 2025, we had amounts due from Kingsoft Group of RMB18.1 million and RMB104.5 million (US$14.9 million), respectively.

As of December 31, 2023, we had amounts due to Kingsoft Group of RMB535.1 million which mainly represent the loan payables to Kingsoft Group in the amount of RMB500.0 million and rental of office space and administrative services from Kingsoft Group. As of December 31, 2024, we had amounts due to Kingsoft Group of RMB1,033.7 million which mainly represent the loan payables to Kingsoft Group in the amount of RMB1,000.0 million and rental of office space and administrative services from Kingsoft Group. As of December 31, 2025, we had amounts due to Kingsoft Group of RMB59.3 million (US$8.5 million) which mainly represent rental of office space and administrative services from Kingsoft Group.

Transactions with Xiaomi

In 2023, 2024 and 2025, we generated public cloud service revenues of RMB763.3 million, RMB1,091.5 million and RMB1,853.1 million (US$265.0 million), respectively, from Xiaomi, representing 10.8%, 14.0% and 19.4% of our total revenues, respectively. During the same periods, we generated enterprise cloud service revenue of RMB105.0 million, RMB182.4 million and RMB382.4 million (US$54.7 million), respectively, from Xiaomi, representing 1.5%, 2.3% and 4.0% of our total revenue, respectively.

In 2023, 2024 and 2025, we purchased network hardware devices from Xiaomi of nil, nil and RMB29.6 million (US$4.2 million), respectively. In 2023, 2024 and 2025, we incurred expenses for rental of building and office space from Xiaomi of RMB39.8 million, RMB37.9 million and RMB42.3 million (US$6.0 million), respectively.

In 2023, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 6.00% and 6.50%, respectively. During 2024 and 2025, we entered into several loan agreements with Xiaomi Group, pursuant to which Xiaomi Group agreed to provide facilities which are secured by our electronic equipment with weighted average interest rates of 6.70%, respectively. As of December 31, 2025, the current portion and non-current portion of the Xiaomi Loans was RMB265.7 million (US$38 million) and RMB294.1 million (US$42.1 million), respectively, which will be repaid within the terms of 12 months and 24 months, respectively.

As of December 31, 2024 and 2025, we had amounts due from Xiaomi of RMB285.7 million and RMB455.8 million (US$65.2 million), respectively.

As of December 31, 2023, we had amounts due to Xiaomi of RMB429.8 million, which mainly represent RMB403.3 million of loans due to Xiaomi Group. As of December 31, 2024, we had amounts due to Xiaomi of RMB845.8 million, which mainly represent RMB819.1 million of loans due to Xiaomi Group. As of December 31, 2025, we had amounts due to Xiaomi of RMB2,869.6 million (US$410.4 million), which mainly represent RMB2,261.1 million (US$323.3 million) advance received for public cloud services and RMB559.8 million (US$80.1 million) of loans due to Xiaomi Group.

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

We hold a substantial amount of cash and financial investments, and while this continues to be the case our PFIC status for any taxable year may depend on the average value of our goodwill and other intangible assets. We have not obtained valuations of our goodwill or other assets. The value of our goodwill and other intangible assets may be determined, in large part, by reference to our market capitalization. Based on the average price of the ADSs during 2025, and taking into account the nature of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2025. However, because our market capitalization is volatile (and has generally declined substantially since our initial public offering), if the value of our assets is determined by reference to our market capitalization, our goodwill and other active assets for 2026 or future taxable years may constitute less than 50% of the value of our total assets. Accordingly, there is a risk (which, depending on market conditions, may be significant) that we will be a PFIC for our taxable year 2026, and possibly future taxable years. Moreover, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Furthermore, the application of the PFIC rules is subject to certain uncertainties such as the proper calculation of gross income for purposes of the PFIC rules. Our PFIC status for any taxable year is an annual factual determination that can be made only after the end of that year and depends on the composition of our income and assets and the value of our assets from time to time. For these reasons, we can give no assurance as to our PFIC status for any taxable year.

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

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on a “qualified exchange,” as defined in applicable Treasury Regulations, a U.S. Holder of ADSs could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the ordinary shares, are listed, is a qualified exchange for this purpose. However, there can be no assurance that the ADSs will be regularly traded for any relevant period. If a U.S. Holder of ADSs makes the mark-to-market election, for any taxable year in which we are a PFIC the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the ADSs, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election may not be available.

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

Dividends will be treated as foreign-source income. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, a U.S. Holder may elect to deduct PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the relevant taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of any PRC income taxes in their particular circumstances.

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

As described in “—People’s Republic of China Taxation” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes if we are treated as a PRC resident enterprise for PRC tax purposes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, a U.S. Holder that is eligible for Treaty benefits may be able to elect to treat gains on the disposition of ADSs or ordinary shares as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on the disposition gains. Under certain Treasury regulations, a U.S. Holder will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares, unless the U.S. Holder is eligible for Treaty benefits and elects to apply them. However, the IRS released notices that provide relief from certain of the regulations’ provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit in whole or in part. If a U.S. Holder is precluded from claiming, or does not elect to claim, a foreign tax credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisers regarding their eligibility for benefits under the Treaty and the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in their particular circumstances (including any applicable limitations).

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2023, we had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2024, we had one customer, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2025, we had no customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of December 31, 2023, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. As of December 31, 2024, we had one customer, with contract assets balances exceeding 10% of the total contract assets balances. As of December 31, 2025, we had two customers, with contract assets balances exceeding 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations we perform on our customers and its ongoing monitoring process of outstanding balances.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there were depreciation of approximately 2.9% and 2.8% during the year ended December 31, 2023 and 2024, respectively. However, there were appreciation of approximately 4.2% during the year ended December 31, 2025.. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Payments by Depositary

In 2025, we did not receive any payment from The Bank of New York Mellon, the depositary bank for the ADR program. The Bank of New York Mellon waived certain fees associated with the administration of the ADR program, ADR Insight, and Registered Holder mailings; the total amount of fees waived in 2025 was approximately US$100.3 thousand.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Hua Ming LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-4 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Ming-to Yu, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Mr. Ming-to Yu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934.

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

	Year Ended December 31,
Services	2024	2025
	RMB	RMB
	(in thousands)
Audit Fees(1)	16,500	19,500
Tax Fees(2)	937	752
Others(3)	828	763
Total	18,265	21,015
(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and internal control over financial reporting for SEC filings, audit services associated with our registration statements, prospectus supplements, and services related to the Company’s Hong Kong Stock Exchange filings, and provision of comfort letters, consents and other professtonal services in relation to our equity offering in 2025.
(2)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(3)	“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

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

As of March 31, 2026, we did not repurchase ordinary shares under the HK Repurchase Mandate.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Data loss, security incidents and other attacks on our platform, products or solutions, or our global network infrastructure could lead to significant costs and disruptions that could harm our business, financial results, and reputation.”

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

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-237726), as amended, initially filed with the SEC on April 17, 2020)

11.2

Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-39278) filed with the SEC on April 15, 2025)

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

Kingsoft Cloud Holdings Limited
By:	/s/ Yi Li
Name:	Yi Li
Title:	Chief Financial Officer

Date: April 23, 2026

KINGSOFT CLOUD HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kingsoft Cloud Holdings Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2026 expressed an unqualified opinion thereon.

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

Impairment Assessment of Long-Lived Assets
Description of the Matter

As described in Notes 2 and 7 to the consolidated financial statements, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. If impairment indicators are present, the Company evaluates the recoverability of long-lived assets in an asset group by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. As a result of the impairment assessment, no impairment losses were recognized for the Company’s long-lived assets during the year ended December 31, 2025.

Auditing management’s impairment assessment of long-lived assets required subjective auditor judgment due to the estimation uncertainty in determining the future undiscounted cash flows of the asset group for which impairment indicators are identified. Significant assumptions used included revenue growth rates for the public cloud service revenue and bandwidth and internet data center costs (“IDC costs”) . These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections.

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

As of December 31, 2025, the Company’s goodwill allocated to cloud service and solutions reporting unit was RMB3,650,504 thousands (US$522,015 thousands). As described in Notes 2 and 9 to the consolidated financial statements, the Company tested goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company performed quantitative assessment for the goodwill allocated to cloud service and solutions reporting unit. As a result of the impairment assessment, no impairment losses were recognized for the Company’s goodwill allocated to cloud service and solutions reporting unit during the year ended December 31, 2025.

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

April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kingsoft Cloud Holdings Limited

Opinion on Internal Control Over Financial Reporting

We have audited Kingsoft Cloud Holdings Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Kingsoft Cloud Holdings Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 23, 2026 expressed an unqualified opinion thereon.

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

April 23, 2026

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As of December 31
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,648,764	6,018,043	860,569
Restricted cash		81,337	99,194	14,185
Accounts receivable, net of allowance for credit losses of RMB57,612 and RMB99,422 (US$14,217) as of December 31, 2024 and 2025, respectively	5	1,468,663	1,740,472	248,884
Short-term investments		90,422	—	—
Prepayments and other assets	6	2,233,074	2,592,314	370,695
Amounts due from related parties	18	318,526	573,396	81,995
Total current assets		6,840,786	11,023,419	1,576,328
Non-current assets:
Property and equipment, net	7	4,630,052	10,094,870	1,443,547
Intangible assets, net	8	694,880	532,769	76,185
Goodwill	9	4,605,724	4,605,724	658,610
Prepayments and other assets	6	449,983	139,836	19,996
Equity investments	2	234,182	234,166	33,485
Operating lease right-of-use assets	10	137,047	98,405	14,072
Total non-current assets		10,751,868	15,705,770	2,245,895
Total assets		17,592,654	26,729,189	3,822,223
LIABILITIES, NON-CONTROLLING INTEREST, AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,710,737 and RMB1,817,085 (US$259,840) as of December 31, 2024 and 2025, respectively)		1,877,004	2,014,453	288,063
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,490,594 and RMB1,986,957 (US$284,131) as of December 31, 2024 and 2025, respectively)	10, 11	3,341,990	3,222,429	460,801
Short-term borrowings (including short-term borrowings of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB2,166,265 and RMB3,307,636 (US$472,986) as of December 31, 2024 and 2025, respectively)	12	2,225,765	3,348,279	478,798
Income tax payable (including income tax payable of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2024 and 2025, respectively)	13	69,219	73,310	10,483
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,504,654 and RMB691,860 (US$98,935) as of December 31, 2024 and 2025, respectively)	12, 18	1,584,199	721,932	103,235
Current operating lease liabilities (including current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB40,329 and RMB19,945 (US$2,852) as of December 31, 2024 and 2025, respectively)	10	61,258	40,941	5,854
Total current liabilities		9,159,435	9,421,344	1,347,234

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As of December 31
	Notes	2024	2025	2025
		RMB	RMB	US$
Non-current liabilities:
Long-term borrowings (including long-term borrowings of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB1,660,584 and RMB3,023,538 (US$432,360) as of December 31, 2024 and 2025, respectively)	12	1,660,584	3,023,538	432,360
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB309,612 and RMB2,212,325 (US$316,358) as of December 31, 2024 and 2025, respectively)	12, 18	309,612	2,212,325	316,358
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB nil and RMB nil (US$ nil) as of December 31, 2024 and 2025, respectively)	13	101,677	61,914	8,854
Other liabilities (including other liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB721,082 and RMB2,570,487 (US$367,575) as of December 31, 2024 and 2025, respectively)	10, 11	790,271	2,645,895	378,359
Non-current operating lease liabilities (including non-current operating lease liabilities of the consolidated VIEs and their subsidiaries without recourse to the primary beneficiary of RMB49,352 and RMB44,602 (US$6,378) as of December 31, 2024 and 2025, respectively)	10	65,755	51,139	7,313
Total non-current liabilities		2,927,899	7,994,811	1,143,244
Total liabilities		12,087,334	17,416,155	2,490,478
Commitments and contingencies	19
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized, 3,805,284,801 and 4,531,784,801 shares issued, 3,687,690,772 and 4,479,857,667 shares outstanding as of December 31, 2024 and 2025, respectively)	17	25,689	30,888	4,417
Treasury shares		(105,478)	(31,068)	(4,443)
Additional paid-in capital		18,940,885	24,073,006	3,442,394
Statutory reserves funds		32,001	51,661	7,387
Accumulated deficit		(14,291,957)	(15,247,868)	(2,180,416)
Accumulated other comprehensive income	20	566,900	440,407	62,977
Total Kingsoft Cloud Holdings Limited shareholders’ equity		5,168,040	9,317,026	1,332,316
Non-controlling interests		337,280	(3,992)	(571)
Total equity		5,505,320	9,313,034	1,331,745
Total liabilities, non-controlling interests and shareholders’ equity		17,592,654	26,729,189	3,822,223

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenues:	4, 18
Public cloud services (including related party amounts of RMB981,049, RMB1,373,253 and RMB2,217,161 (US$317,049) for the years ended December 31, 2023, 2024 and 2025, respectively)		4,381,741	5,007,251	6,633,492	948,577
Enterprise cloud services (including related party amounts of RMB125,857, RMB197,859 and RMB403,758 (US$57,737) for the years ended December 31, 2023, 2024 and 2025, respectively)		2,663,993	2,777,777	2,925,127	418,287
Others (including related party amounts of RMB436, RMB nil and RMB nil (US$ nil) for the years ended December 31, 2023, 2024 and 2025, respectively)		1,727	152	—	—
Total revenues		7,047,461	7,785,180	9,558,619	1,366,864
Cost of revenues		(6,197,292)	(6,444,254)	(8,055,211)	(1,151,880)
Gross profit		850,169	1,340,926	1,503,408	214,984
Operating expenses:
Selling and marketing expenses		(460,221)	(479,369)	(551,406)	(78,850)
General and administrative expenses		(1,060,022)	(834,854)	(914,615)	(130,788)
Research and development expenses		(784,807)	(845,989)	(810,300)	(115,871)
Impairment of long-lived assets	7	(653,670)	(919,724)	—	—
Total operating expenses		(2,958,720)	(3,079,936)	(2,276,321)	(325,509)
Operating loss		(2,108,551)	(1,739,010)	(772,913)	(110,525)
Interest income		78,410	27,008	80,859	11,563
Interest expense		(146,026)	(229,705)	(498,048)	(71,220)
Foreign exchange (loss) gain		(57,211)	(19,531)	60,147	8,601
Other loss, net	4	(32,673)	(12,946)	(8,984)	(1,285)
Other income (expenses), net	4	100,363	(6,382)	191,044	27,319
Loss before income taxes		(2,165,688)	(1,980,566)	(947,895)	(135,547)
Income tax (expense) benefit	13	(17,959)	1,524	4,203	601
Net loss		(2,183,647)	(1,979,042)	(943,692)	(134,946)
Less: net loss attributable to non-controlling interests		(7,307)	(12,362)	(7,441)	(1,064)
Net loss attributable to Kingsoft Cloud Holdings Limited		(2,176,340)	(1,966,680)	(936,251)	(133,882)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	For the year ended December 31
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	16	(0.61)	(0.54)	(0.23)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	16	3,558,354,940	3,658,088,876	4,107,065,011	4,107,065,011
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		102,241	11,536	(126,272)	(18,057)
Comprehensive loss		(2,081,406)	(1,967,506)	(1,069,964)	(153,003)
Less: Comprehensive loss attributable to non-controlling interests		(7,334)	(12,384)	(7,220)	(1,032)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited		(2,074,072)	(1,955,122)	(1,062,744)	(151,971)

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other	Statutory		Limited	Non-	Total
	Number of		Treasury	paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	Shares	capital	income	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	3,508,413,941	25,062	(208,385)	18,648,205	453,074	14,700	(10,131,636)	8,801,020	782,479	9,583,499
Net loss for the year	—	—	—	—	—	—	(2,176,340)	(2,176,340)	(7,307)	(2,183,647)
Other comprehensive income (loss)	—	—	—	—	102,268	—	—	102,268	(27)	102,241
Appropriation to statutory reserves	—	—	—	—	—	7,065	(7,065)	—	—	—
Disposal of a subsidiary	—	—	—	—	—	—	—	—	437	437
Share-based compensation (Note 14)	—	—	—	175,557	—	—	—	175,557	6,088	181,645
Exercise and vesting of share-based awards (Note 14)	53,683,525	381	—	10,802	—	—	—	11,183	—	11,183
Acquisition of non-controlling interests (Note 11)	—	—	—	(23,536)	—	—	—	(23,536)	(425,918)	(449,454)
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other	Statutory		Limited	Non-	Total
	Number of		Treasury	paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	Shares	capital	income	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	3,562,097,466	25,443	(208,385)	18,811,028	555,342	21,765	(12,315,041)	6,890,152	355,752	7,245,904
Net loss for the year	—	—	—	—	—	—	(1,966,680)	(1,966,680)	(12,362)	(1,979,042)
Other comprehensive income (loss)	—	—	—	—	11,558	—	—	11,558	(22)	11,536
Appropriation to statutory reserves	—	—	—	—	—	10,236	(10,236)	—	—	—
Share-based compensation (Note 14)	—	—	—	220,529	—	—	—	220,529	(6,088)	214,441
Exercise and vesting of share-based awards (Note 14)	125,593,306	246	102,907	(90,672)	—	—	—	12,481	—	12,481
Balance as of December 31, 2024	3,687,690,772	25,689	(105,478)	18,940,885	566,900	32,001	(14,291,957)	5,168,040	337,280	5,505,320

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

								Total Kingsoft
					Accumulated			Cloud Holdings
	Ordinary shares			Additional	other	Statutory		Limited	Non-	Total
	Number of		Treasury	paid-in	comprehensive	reserves	Accumulated	shareholders’	controlling	shareholders’
	shares*	Amount	Shares	capital	income	funds	deficit	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	3,687,690,772	25,689	(105,478)	18,940,885	566,900	32,001	(14,291,957)	5,168,040	337,280	5,505,320
Net loss for the year	—	—	—	—	—	—	(936,251)	(936,251)	(7,441)	(943,692)
Issuance of ordinary shares	726,500,000	5,199	—	4,528,134	—	—	—	4,533,333	—	4,533,333
Other comprehensive income (loss)	—	—	—	—	(126,493)	—	—	(126,493)	221	(126,272)
Appropriation to statutory reserves	—	—	—	—	—	19,660	(19,660)	—	—	—
Share-based compensation (Note 14)	—	—	—	446,909	—	—	—	446,909	—	446,909
Exercise and vesting of share-based awards (Note 14)	65,666,895	—	74,410	(46,973)	—	—	—	27,437	—	27,437
Acquisition of non-controlling interests**	—	—	—	204,051	—	—	—	204,051	(334,052)	(130,001)
Balance as of December 31, 2025	4,479,857,667	30,888	(31,068)	24,073,006	440,407	51,661	(15,247,868)	9,317,026	(3,992)	9,313,034
Balance as of December 31, 2025, in US$	4,479,857,667	4,417	(4,443)	3,442,394	62,977	7,387	(2,180,416)	1,332,316	(571)	1,331,745
*

As of December 31, 2023, 2024 and 2025, 59,286,225, 24,509,339 and 24,509,339, ordinary shares, respectively, were issued in relation to the share awards. These shares are legally issued but not outstanding.

**

In 2025, the Group acquired the remaining 7.77% of equity interest of Camelot Information Systems Inc. (“Camelot”) and the acquisition of the non-controlling interests was recognized as an equity transaction. Upon the completion of the acquisition, the Group owned 100% of equity interest in Camelot. The purchase consideration was fully paid as of December 31, 2025.

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,183,647)	(1,979,042)	(943,692)	(134,946)
Adjustments to reconcile net loss to net cash (used in) generated from operating activities:
Depreciation and amortization	940,482	1,263,090	2,480,364	354,687
Share-based compensation	181,645	214,441	446,909	63,907
Provision for credit losses	502,185	309,858	200,169	28,624
Loss (gain) on disposal of property and equipment	22,996	(44,625)	(102,966)	(14,724)
Changes in fair value of equity investments	10,680	10,526	—	—
Impairment of equity investments	13,582	—	—	—
Changes in fair value of purchase consideration of a business acquisition	14,433	—	—	—
Gain on disposal of a subsidiary	(6,022)	—	—	—
Impairment of contract costs	—	23,869	10,526	1,505
Impairment of long-lived assets	653,670	919,724	—	—
Foreign exchange loss (gain)	57,211	19,531	(60,147)	(8,601)
Deferred income tax	(24,487)	(40,889)	(39,759)	(5,685)
Non-cash operating lease expense	42,617	41,864	38,298	5,477
Other non-cash expenses	—	1,998	10,584	1,513
Changes in operating assets and liabilities:
Accounts receivable	375,242	(219,098)	(459,383)	(65,691)
Prepayments and other assets	(216,303)	(48,996)	(88,877)	(12,709)
Amounts due from related parties	(13,007)	(50,482)	(256,745)	(36,714)
Accounts payable	(621,327)	(187,878)	292,118	41,772
Accrued expenses and other liabilities	183,381	440,995	3,775	540
Operating lease liabilities	(37,401)	(50,071)	(34,590)	(4,946)
Amounts due to related parties	(73,522)	(1,654)	2,300,353	328,946
Income tax payable	8,522	5,258	4,091	585
Net cash (used in) generated from operating activities	(169,070)	628,419	3,801,028	543,540

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases and prepayment for property and equipment	(1,958,759)	(3,672,069)	(4,742,365)	(678,150)
Disposal of property and equipment	12,310	263	115,294	16,487
Purchases of intangible assets	(5,979)	(11,120)	—	—
Purchases of short-term investments	(550,151)	(90,000)	(70,953)	(10,146)
Proceeds from maturities of short-term investments	1,830,492	—	161,375	23,076
Acquisition of equity investments	(12,070)	(2,770)	—	—
Disposal of equity investments	2,647	—	—	—
Asset-related government grants received	4,372	155,251	6,920	990
Disposal of a subsidiary	3,952	—	—	—
Net cash used in investing activities	(673,186)	(3,620,445)	(4,529,729)	(647,743)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(963,000)	(1,318,379)	(2,330,640)	(333,277)
Proceeds from short-term borrowings	1,164,396	2,465,884	2,771,762	396,357
Repayments of long-term borrowings	—	(2,000)	(159,689)	(22,835)
Proceeds from long-term borrowings	100,000	1,537,254	2,335,800	334,015
Acquisition of non-controlling interests	(100,000)	(100,004)	(386,000)	(55,197)
Principal repayments of financing leases	(13,308)	(137,656)	(819,981)	(117,256)
Settlements and modifications of financial liabilities arising from business combinations	(577,809)	(125,249)	(532,507)	(76,146)
Proceeds from loans due to related parties	900,000	2,000,914	350,000	50,049
Repayments of loans due to related parties	(741,978)	(1,077,425)	(1,609,907)	(230,215)
Proceeds from exercise of options	3,847	12,079	30,812	4,406
Issuance of ordinary shares	—	—	4,533,333	648,258
Net cash (used in) generated from financing activities	(227,852)	3,255,418	4,182,983	598,159
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	25,863	(22,772)	(67,146)	(9,601)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(1,044,245)	240,620	3,387,136	484,355
Cash, cash equivalents, and restricted cash at the beginning of the year	3,533,726	2,489,481	2,730,101	390,399
Cash, cash equivalents, and restricted cash at the end of the year	2,489,481	2,730,101	6,117,237	874,754

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the year ended December 31
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid		33,923	34,106	31,465	4,499
Interest expense paid		96,730	185,491	315,426	45,105
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses and other liabilities	11	458,978	348,284	270,867	38,733
Purchase consideration included in accrued expenses and other liabilities	11	678,732	569,050	118,415	16,933
Consideration for acquisition of non-controlling interests	11	352,483	251,000	—	—
Reconciliation of cash and cash equivalents, and restricted cash:
Cash and cash equivalents		2,255,287	2,648,764	6,018,043	860,569
Restricted cash		234,194	81,337	99,194	14,185
Total cash and cash equivalents, and restricted cash shown in the statements of cash flows		2,489,481	2,730,101	6,117,237	874,754

The accompanying notes are an integral part of the consolidated financial statements.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Kingsoft Cloud Holdings Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on January 3, 2012. The Company, its subsidiaries, its variable interest entities, and subsidiaries of its variable interest entities are hereinafter collectively referred to as the “Group”. The Group is principally engaged in the provision of cloud services. The Company does not conduct any substantive operations on its own but instead conducts its primary business operations through its subsidiaries, the variable interest entities, and subsidiaries of its variable interest entities, which are located in Chinese mainland, Hong Kong (“HK”), Japan and the United States (the “U.S.”).

The Company’s principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities, are as follows:

Percentage of equity
		Issued	Date of	interest
	Place of	ordinary/registered	establishment/	attributable to
Name	establishment and operations	share capital	acquisition	the Company		Principal activities
				Direct (%)	Indirect (%)
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	HK$2,000 thousands	February 1, 2012	100	—	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”) *	Chinese mainland	RMB910,000	April 9, 2012	—	100	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”) *	Chinese mainland	RMB1,390,000	December 15, 2015	—	100	Research and development
Camelot Technology Co., Ltd. (“Camelot Technology”) **	Chinese mainland	RMB250,000	September 3, 2021	—	100	Enterprise digital solutions and related services
Hainan Yangpu Kingsoft Cloud Information Technology Co., Ltd.	Chinese mainland	USD600,000	August 4, 2022	—	100	Cloud services
Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”) **	Chinese mainland	RMB11,080	November 9, 2012	Nil	—	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”) **	Chinese mainland	RMB10,000	April 13, 2018	Nil	—	Investment holding
Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”) **	Chinese mainland	RMB200,000	November 9, 2012	—	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”) **	Chinese mainland	RMB10,000	December 17, 2015	—	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd. **	Chinese mainland	RMB15,000	March 31, 2016	—	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd. **	Chinese mainland	RMB100,000	December 26, 2017	—	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd. **	Chinese mainland	RMB100,000	May 30, 2019	—	Nil	Cloud services
Lingqiong Shunlian (Qingyang) Data Technology Co., Ltd.**	Chinese mainland	RMB300,000	March 9, 2021	—	Nil	Cloud services
*	These companies are registered as wholly foreign-owned enterprises (“WFOE”) and limited liability enterprises under the law of Chinese mainland.
**	These companies are registered as limited liability enterprises under the law of Chinese mainland.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

To comply with laws and regulations of Chinese mainland which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in Chinese mainland through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by Chinese mainland shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”). Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. Therefore, the Company is the primary beneficiary of the VIEs. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

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

Exclusive Purchase Option Agreements

Pursuant to the exclusive purchase option agreement amongst Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud and its Nominee Shareholders, Beijing Kingsoft Cloud has an exclusive irrevocable option to purchase, all or part of the equity interests in Zhuhai Kingsoft Cloud, when and to the extent permitted under laws of Chinese mainland. The purchase price of the equity interests in Zhuhai Kingsoft Cloud shall be equal to the minimum amount of consideration permitted by applicable laws of Chinese mainland or either RMB0.001 or the loan amount, whichever is higher. Without the prior consent of the WFOE, the VIEs and the Nominee Shareholders shall not: (i) amend the articles of association, (ii) increase or decrease the registered capital, (iii) sell or otherwise dispose of their assets or beneficial interest, (iv) create or allow any encumbrance on their assets or other beneficial interests, (v) extend any loans to third parties, (vi) enter into any material contracts (except those contracts entered into in the ordinary course of business), (vii) merge with or acquire any other persons or make any investments, or (viii) distribute dividends to their shareholders. Any proceeds received by the Nominee Shareholders from the exercise of the option, distribution of profits or dividends, shall be remitted to the WFOE or their designated person(s), to the extent permitted under laws of Chinese mainland. In addition, the Nominee Shareholders granted Beijing Kingsoft Cloud an exclusive right to designate one or more persons to purchase all or part of the equity interests in Zhuhai Kingsoft Cloud. The exclusive purchase option agreement will terminate when the Nominee Shareholders transfer all of their equity interests in Zhuhai Kingsoft Cloud to Beijing Kingsoft Cloud or its designated person(s).

The terms of the exclusive purchase option agreement signed amongst Yunxiang Zhisheng, Kingsoft Cloud Information and its Nominee Shareholders are the same as the terms described above.

Exclusive Consultation and Technical Services Agreements

Pursuant to the exclusive consultation and technical services agreement between Beijing Kingsoft Cloud and Zhuhai Kingsoft Cloud, Beijing Kingsoft Cloud has the sole and exclusive right to provide Zhuhai Kingsoft Cloud with consulting services and technical services. Without the prior written consent of Beijing Kingsoft Cloud, Zhuhai Kingsoft Cloud may not directly or indirectly accept any services subject to the exclusive consultation and technical services agreement from any third party, while Beijing Kingsoft Cloud has the right to designate any party to provide such services. Zhuhai Kingsoft Cloud will pay Beijing Kingsoft Cloud a service fee periodically which is adjustable at the sole discretion of Beijing Kingsoft Cloud. The exclusive consultation and technical services agreements will remain effective unless terminated by the WFOE at its sole discretion.

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

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable laws and regulations of Chinese mainland, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIEs or their Nominee Shareholders do not have sufficient funds or are unable to repay.

Resolutions of all Shareholders and resolution of the Board of Directors of the Company

The Shareholders and the Company’s Board of Directors resolved that the rights under the Shareholder Voting Right Trust Agreements and the Exclusive Purchase Option Agreements were assigned to the Board of Directors of the Company or any officer authorized by the Board of Directors.

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs complies with current laws and regulations of Chinese mainland; (ii) the Contractual Agreements with the VIEs and the Nominee Shareholders are valid, binding and enforceable on all parties to these Contractual Agreements and do not violate current laws or regulations of Chinese mainland; and (iii) the resolutions are valid in accordance with the memorandum and articles of association of the Company and Cayman Islands Law.

However, uncertainties in Chinese mainland legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future laws or regulations of Chinese mainland and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the Nominee Shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the Contractual Agreements with the VIEs. In addition, if the Nominee Shareholders will not remain the shareholders of the VIEs, breach, or cause the VIEs to breach, or refuse to renew the existing Contractual Arrangements the Company has with them and the VIEs, the Company may not be able to effectively control the VIEs and receive economic benefits from them, which may result in deconsolidation of the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future laws or regulations of Chinese mainland, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows:

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,167,677	1,369,890	195,892
Restricted cash	45,500	49,106	7,022
Accounts receivable, net of allowance for credit losses of RMB43,103 and RMB82,698 (US$11,826) as of December 31, 2024 and 2025, respectively	1,044,659	1,305,535	186,689
Prepayments and other assets	1,320,306	1,709,831	244,503
Amounts due from related parties	266,392	441,954	63,199
Amounts due from subsidiaries of the Group	3,358,071	2,351,001	336,189
Total current assets	7,202,605	7,227,317	1,033,494
Non-current assets:
Property and equipment, net	4,534,518	9,949,308	1,422,732
Intangible assets, net	74,107	64,929	9,285
Prepayments and other assets	448,922	139,486	19,946
Goodwill	48,815	48,815	6,980
Equity investments	166,114	166,114	23,754
Operating lease right-of-use assets	94,952	66,221	9,469
Total non-current assets	5,367,428	10,434,873	1,492,166
Total assets	12,570,033	17,662,190	2,525,660
Current liabilities:
Accounts payable	1,710,737	1,817,085	259,840
Accrued expenses and other current liabilities	1,490,594	1,986,957	284,131
Short-term borrowings	2,166,265	3,307,636	472,986
Amounts due to related parties	1,504,654	691,860	98,935
Current operating lease liabilities	40,329	19,945	2,852
Amounts due to subsidiaries of the Group	3,951,665	3,168,990	453,160
Total current liabilities	10,864,244	10,992,473	1,571,904
Non-current liabilities:
Long-term borrowings	1,660,584	3,023,538	432,360
Other liabilities	721,082	2,570,487	367,575
Non-current operating lease liabilities	49,352	44,602	6,378
Amounts due to related parties	309,612	2,212,325	316,358
Amounts due to subsidiaries of the Group	9,267,652	9,784,789	1,399,206
Total non-current liabilities	12,008,282	17,635,741	2,521,877
Total liabilities	22,872,526	28,628,214	4,093,781

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

1.	ORGANIZATION AND BASIS OF PRESENTATION (Continued)

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues	4,599,721	5,202,692	6,620,373	946,701
Net loss	(2,110,022)	(1,913,044)	(768,096)	(109,836)
Net cash (used in) generated from operating activities	(286,575)	412,302	2,519,735	360,317
Net cash used in investing activities	(1,833,636)	(3,036,703)	(4,532,128)	(648,086)
Net cash generated from financing activities	1,809,799	2,881,726	2,187,700	312,837

The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

The revenue-producing assets that are held by the VIEs and their subsidiaries comprise mainly electronic equipment, and data center machinery and equipment. The VIEs and their subsidiaries contributed an aggregate of 65.3%, 66.8% and 69.3% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025, respectively, after elimination of inter-entity transactions.

As of December 31, 2024 and 2025, except for RMB2,177,992 and RMB2,146,782 (US$306,986) of VIEs’ subsidiaries’ electronic equipment that was secured for the loans borrowed from Xiaomi Group and other financial institutions (Note 12 and Note 18), and RMB8,958 and RMB35,257 (US$5,042) of a VIE’s subsidiary’s restricted cash that was secured for certain payables to suppliers, respectively, there was no other pledge or collateralization of the VIEs and VIEs’ subsidiaries’ assets that can only be used to settle obligations of the VIEs and VIEs’ subsidiaries. Other than the amounts due to subsidiaries of the Group (which are eliminated upon consolidation), all remaining liabilities of the VIEs and VIEs’ subsidiaries are without recourse to the Company.

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

Going concern consideration (Continued)

During the year ended December 31, 2025, the Group incurred net loss of RMB943,692 (US$134,946). As of December 31, 2025, the Group had an accumulated deficit of RMB15,247,868 (US$2,180,416). The Group has primarily funded the operations as well as the capital expenditures through revenue generated from contracts with customers, equity financing, and proceeds from financing facilities such as borrowings from third parties and related parties.

In view of the operating loss of the Group and the significant capital expenditures required for the expansion of operations of the Group, management has given careful consideration to the future liquidity and performance of the Group and its available sources of financing in assessing whether the Group will have sufficient financial resources to continue as a going concern. As of December 31, 2025, the Group had cash, cash equivalents and restricted cash of RMB6,117,237 (US$874,754). In addition, the Group had existing credit facilities available from banks and other financial institutions to finance the future operations and capital expenditures of the Group.

Based on above, management believes that the going concern basis of preparation is supported. Therefore, the consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Group be unable to continue as a going concern.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for credit losses for accounts receivable and contract assets, impairment of goodwill and impairment of long-lived assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Comparative Information

Certain financial information of the Group has been adjusted to conform with the current period’s presentation to facilitate comparison.

Foreign currency

The Group’s financial information is presented in Renminbi (“RMB”). The functional currency of the Company and the Company’s subsidiaries located in the U.S. is U.S. dollars (“US$”). The functional currency of the Company’s subsidiaries and the VIEs and VIEs’ subsidiaries located in Chinese mainland is Renminbi (“RMB”). The functional currencies of the Company’s subsidiaries located in Japan and Hong Kong are Japanese Yen (“Yen”) and Hong Kong dollars (“HK$”), respectively.

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

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.9931 per US$1.00 on December 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which have original maturities of less than three months.

As of December 31, 2024 and 2025, a majority of the Group’s cash and cash equivalents were held by financial institutions located in Chinese mainland and Hong Kong. Deposits held in Chinese mainland are subject to restrictions on foreign exchange and the ability to transfer cash outside of Chinese mainland. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (“PBOC”) was implemented. Deposits in the licensed banks in Chinese mainland are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$800 thousands.

As an offshore holding company, the Company is permitted under laws and regulations of Chinese mainland to provide funding from the proceeds of its offshore fundraising activities to its Chinese mainland subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

For the year ended December 31, 2025, there have been the following cash transfers between the Company, the Company’s subsidiaries, the Company’s VIEs and their subsidiaries:

- The Company and its subsidiaries made capital contribution amounted to RMB80,789 (US$11,553) to the WFOE.
- The Company and its subsidiaries provided loans amounted to RMB2,636,656 (US$377,037) and repaid loans amounted to RMB100,000 (US$14,300) to the VIEs and their subsidiaries, and the VIEs and their subsidiaries provided loans amounted to RMB50,000 (US$7,150) and paid loan interest amounted to RMB157,744 (US$22,557) to the Company and its subsidiaries.
- The VIEs and their subsidiaries transferred RMB33,129 (US$4,737) to the Company’s subsidiaries, for services provided.

There were no other cash transferred, dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the year ended December 31, 2025. In addition, the Group has not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted cash

As of December 31, 2024 and 2025, substantially all of the Group’s restricted cash was held by financial institutions located in Chinese mainland and mainly represents cash secured to guarantee certain payables to suppliers.

Short-term investments

The Group’s short-term investments comprise primarily of cash deposits at fixed rates and structured deposits with original maturities of greater than three months, but less than twelve months. The Group elects the fair value option to measure and record these structured deposits in accordance with ASC Topic 825, Financial Instruments (“ASC 825”). The Group believes the fair value option election creates more transparency of the current value of these structured deposits. Change in the fair value are recognized in “Other loss, net” in the consolidated statements of comprehensive loss.

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

In 2022, the Group purchased equity interest of a company listed on the Hong Kong Stock Exchange and disposed in November 2024. Unrealized losses for the equity investments with readily determinable fair value were recorded in “Other loss, net” on the consolidated statements of comprehensive loss.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

b)	Equity investments without readily determinable fair value

The Group’s equity investments without readily determinable fair value are primarily long-term investments in unlisted companies based in Chinese mainland that are not in-substance common stock. For equity investments without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

In April 2023, the Group acquired 49% equity interests in an equity investment which it can exercise significant influence over the investee, and therefore, the Group accounts for such investment as an equity method investment in accordance with ASC 323.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity investments (Continued)

The total carrying value of equity investments held were as follows:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Equity investments without readily determinable fair value
Initial cost basis	124,196	124,196	124,196	17,760
Cumulative unrealized gains	119,245	119,245	119,245	17,052
Cumulative unrealized losses (including impairment)	(28,522)	(28,522)	(28,522)	(4,079)
Foreign currency translation	979	2,066	815	117
	215,898	216,985	215,734	30,850
Equity investment with readily determinable fair value
Initial cost basis	42,437	—	—	—
Cumulative unrealized losses	(12,469)	—	—	—
Cumulative realized gain	100	—	—	—
Foreign currency translation	205	—	—	—
	30,273	—	—	—
Equity method investment
Initial cost basis	12,070	14,840	14,840	2,122
Share of income from equity method investment	1,689	2,357	3,592	513
	13,759	17,197	18,432	2,635
Total carrying value	259,930	234,182	234,166	33,485

Fair value measurements

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, short-term investments, certain other liabilities, amounts due from and due to related parties, short-term borrowings and long-term borrowings. The carrying amounts of the borrowings approximate to their fair values due to the fact that the related interest rates approximate the interest rates currently offered by financial institutions for similar debt instruments of comparable maturities. The carrying amounts of the remaining financial instruments approximate to their fair values because of their short-term maturities.

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

Fair value measurements (Continued)

a)	Assets and liabilities measured at fair value on a recurring basis

		Quoted prices in	Significant
		active markets	other	Significant	Total
	Total Fair	for identical	observable	unobservable	gain
	Value	assets	inputs	inputs	(loss)
		(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2024
Structured deposits	90,422	—	90,422	—	422

The fair values of the Group’s structured deposits are determined based on the observable market inputs such as yield curves, credit spreads, or quoted price from the issuers (Level 2). For the year ended December 31, 2024, the Group recognized a gain of RMB422 resulting from changes in fair value in the consolidated statements of comprehensive loss.

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

As of December 31, 2025, the Group did not have any assets or liabilities that were measured at fair value on a non-recurring basis.

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

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Property and equipment under finance leases are depreciated on a straight-line basis over the shorter of the estimated useful life of the leased assets or the lease term. Estimated useful lives for the property and equipment are as follows:

Estimated
Category	Useful Life
Electronic equipment	3-5 years
Office equipment and fixtures	5 years
Data center machinery and equipment	10 years
Building	50 years

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

Direct costs that are related to the construction of property and equipment, and are incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

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

Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of long-lived assets in an asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value.

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

A majority of the Group’s revenues were generated from Chinese mainland and a majority of the long-lived assets of the Group are located in Chinese mainland, and therefore, no geographical segments are presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. Goodwill is allocated to the reporting units of the Group that are expected to benefit from the synergies of the business combination based on the estimated fair value at the date of acquisition. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Group determines reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where the segment manager regularly reviews the operating results of that component. As of December 31, 2024 and 2025, the Group had two reporting units, consisting of Cloud service and solutions and Cloud-based digital solutions and services. Because, except for those two reporting units identified, other components below the consolidated level either did not have discrete financial information or their operating results were not regularly reviewed by the segment manager.

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

Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to, historical discounting trends for services, gross margin objectives, internal costs, and industry technology life cycles. Timing of revenue recognition may differ from the timing of invoicing to customers. For certain revenue contracts, customers are required to pay before the services are delivered to the customer. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities represent the excess of payments received as compared to the consideration earned and are reflected in “Accrued expenses and other current liabilities” in the Group’s consolidated balance sheets. Contract assets primarily relate to the Group’s rights to consideration for work completed in relation to its services performed but not billed at the reporting date and are reflected in “Prepayments and other assets” in the Group’s consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. For the contract that contains significant financing component, the transaction price is adjusted for the effects of the time value of money which is equivalent to the amounts charged in separate financing transaction between the Group and its customer at contract inception. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in ASC 606. Pursuant to ASC 606-10-32-2A, the Group also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price. Therefore, revenues are recognized net of value added taxes (“VAT”) and surcharges.

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

The Group also generates public cloud service revenue from prepaid subscription packages which are recognized ratably over the fixed subscription period.

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

Research and development

Research and development expenses primarily consist of payroll and related expenses for employees and third-party service provider costs in the development of new products and services. The Group expenses research and development costs as they are incurred.

Advertising expenditures

Advertising costs are expensed when incurred and are included in selling and marketing expenses in the consolidated statements of comprehensive loss. For the years ended December 31, 2023, 2024 and 2025, the advertising expenses were RMB9,114, RMB4,691 and RMB6,409 (US$917), respectively.

Government grants

Government grants, which mainly represent amounts received from central and local governments in connection with the Company’s investments in local business districts and contributions to technology development, are recognized as income in “Other income (expenses), net” or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are probable fulfilled.

Government grants related to assets are recognized as a reduction of the carrying amount of the related asset when all conditions attached to the grants are probable fulfilled and are recognized in the consolidated income statements as a reduction of related depreciation or amortization expense over the estimated useful live of the related asset on a straight-line method.

Leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. For certain class of underlying asset, the Group accounts for the lease and non-lease components as a single lease component. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option. The Group recognizes a right-of-use asset and a lease liability on the consolidated balance sheets based on the present value of the lease payments over the lease term at commencement date. Variable lease payments that do not depend on an index or a rate are not included in the lease payments and are recognized in earnings in the period in which the event or condition that triggers the payment occurs. The Group has also elected the practical expedient for the short-term lease exemption for contracts with lease terms of 12 months or less.

Operating lease expense is recorded on a straight-line basis over the lease term. Finance lease right-of-use assets are depreciated on a straight-line basis over the lesser of the useful life of the leased assets or the lease term. Interests on finance lease liabilities are determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability. Finance lease right-of-use assets are included in “Property and equipment, net” in the consolidated balance sheets. Current and non-current portions of finance lease liabilities are included in “Accrued expenses and other current liabilities” and “Other liabilities”, respectively, in the consolidated balance sheets.

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

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws of Chinese mainland. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

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

The Group adopted Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) on January 1, 2025 on a prospective basis, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid.

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

Loss per share (Continued)

For the years ended December 31, 2023, 2024 and 2025, ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options and vesting of awarded shares. Ordinary equivalent shares are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a Chinese mainland government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese mainland government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid.

The Group recorded employee benefit expenses of RMB389,146, RMB433,805 and RMB464,752 (US$66,459) for the years ended December 31, 2023, 2024 and 2025, respectively.

Recent accounting pronouncements

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU should be applied prospectively with the option to apply the standard retrospectively. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Group does not expect the adoption of the accounting standard updates would have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is currently evaluating the impact of the new standard and does not expect to have a material impact on its consolidated financial statements resulting from adoption of the new standard.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements (Continued)

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

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

Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2024, the Group had one customer accounted for more than 10% of the total accounts receivable balance. As of December 31, 2025, the Group had no customers accounted for more than 10% of the total accounts receivable balances. As of December 31, 2024, the Group had one customer accounted for more than 10% of the total contract assets balance. As of December 31, 2025, the Group had two customers accounted for more than 10% of the total contract assets balances. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth. The Group’s operations could be adversely affected by significant political, economic and social uncertainties in Chinese mainland.

Revenue from two customers accounted for 15% and 12%, respectively, of total revenues during the year ended December 31, 2023. Revenue from two customers accounted for 16% and 10%, respectively, of total revenues during the year ended December 31, 2024. Revenue from two customers accounted for 23% and 12%, respectively, of total revenues during the year ended December 31, 2025.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (Continued)

Currency convertibility risk

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the Chinese mainland government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in Chinese mainland foreign exchange trading system market.

The Group has not made any foreign currency payments that are subject to approval by the PBOC or other institutions during the periods presented. While the Group’s Chinese mainland subsidiaries, VIEs and subsidiaries of the VIEs have not converted cash and cash equivalents in RMB to a foreign currency for the periods presented, they plan to convert in the future to repay the amounts owed by the Company’s subsidiary.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there were depreciations of approximately 2.9% and 2.8% during the years ended December 31, 2023 and 2024, respectively. However, there was appreciation of 4.2% during the year ended December 31, 2025. It is difficult to predict how market forces or Chinese mainland or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

4.	REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSES), NET

The following table presents the Group’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Public cloud services recognized over time	4,381,741	5,007,251	6,633,492	948,577
Enterprise cloud services:
Recognized at a point in time	580,741	537,323	299,924	42,889
Recognized over time	2,083,252	2,240,454	2,625,203	375,398
	2,663,993	2,777,777	2,925,127	418,287
Other services recognized over time	1,727	152	—	—
	7,047,461	7,785,180	9,558,619	1,366,864

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31, 2025 are primarily related to enterprise cloud services and others, which are as follows:

	RMB	US$
Within one year	123,817	17,706
More than one year	67,963	9,719
Total	191,780	27,425

Contract liabilities relate to contracts where the Group received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue recognized from amounts included in contract liabilities at the beginning of the period	233,143	234,643	82,193	11,753

The following table presents the Group’s other loss, net:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Share of income from an equity method investment	1,689	668	1,235	177
Gross unrealized loss (including impairment) on equity investments held	(26,051)	(10,568)	—	—
Net realized gain (loss) on equity investments sold	100	(626)	—	—
Gain on disposal of a subsidiary	6,022	—	—	—
Changes in fair value of purchase consideration in a business acquisition	(14,433)	—	—	—
Changes in fair value of currency swap	—	(2,420)	(10,219)	(1,462)
	(32,673)	(12,946)	(8,984)	(1,285)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

4.	REVENUES, OTHER LOSS, NET AND OTHER INCOME (EXPENSES), NET (Continued)

The following table presents the Group’s other income (expenses), net:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Government grants	114,282	22,971	271,933	38,886
Income from ADS Reimbursement	12,696	3,660	10,806	1,545
Value added tax transferred out	(37,237)	(30,757)	(29,899)	(4,276)
Loss on extinguishment of liabilities	—	—	(54,497)	(7,793)
Others	10,622	(2,256)	(7,299)	(1,043)
	100,363	(6,382)	191,044	27,319

5.	ACCOUNTS RECEIVABLE, NET

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	1,526,275	1,839,894	263,101
Allowance for credit losses	(57,612)	(99,422)	(14,217)
Accounts receivable, net	1,468,663	1,740,472	248,884

The movements of the allowance for credit losses were as follows:

	As of December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	47,962	24,743	57,612	8,238
Provision for expected credit losses	474,172	285,916	175,179	25,051
Write-offs charged against the allowance for credit losses *	(497,391)	(253,047)	(133,369)	(19,072)
Balance at the end of the year	24,743	57,612	99,422	14,217
*	The decrease in write-off charged against the allowance for credit losses was mainly due to the Group’s enhanced credit risk management for third-party customers and stricter customer selection.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

6.	PREPAYMENTS AND OTHER ASSETS

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Current portion:
Prepayments to suppliers	149,654	185,810	26,570
Contract costs*	136,222	151,946	21,728
Contract assets, net**	640,074	644,024	92,094
VAT prepayments	1,119,935	1,415,187	202,369
Interest receivable	948	8,207	1,174
Individual income tax receivable***	64,943	24,799	3,546
Others	121,298	162,341	23,214
	2,233,074	2,592,314	370,695
Non-current portion:
Prepayments for electronic equipment****	415,462	42,359	6,057
Others	34,521	97,477	13,939
	449,983	139,836	19,996
*

The amount represents costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise cloud services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues.

**

The amount represents the Group’s rights to consideration for work completed in relation to its services performed but not billed at the end of respective periods. The allowance for credit losses on contract assets was RMB62,738 and RMB48,544 (US$6,942) as of December 31, 2024 and 2025, respectively. An expense of RMB19,183, RMB22,570 and a net reversal of RMB14,194 (US$2,030) were recognized for credit losses on contract assets for the years ended December 31, 2023, 2024 and 2025, respectively. Write-offs charged against the allowance was not material for the years presented.

***	The amount represents amounts due from certain employees related to their individual income taxes arising from exercise and vesting of share-based awards.

****The amount represents prepayments made to suppliers for the purchase of electronic equipment.

Except disclosed separately, the expected credit loss allowance for the remaining financial assets included in prepayments and other assets were immaterial as of December 31, 2024 and 2025.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

7.	PROPERTY AND EQUIPMENT, NET

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Electronic equipment	9,259,789	16,471,053	2,355,329
Office equipment and fixtures	11,098	13,425	1,920
Data center machinery and equipment	182,413	182,413	26,085
Buildings	72,107	75,842	10,845
Construction in progress	133,158	181,882	26,008
	9,658,565	16,924,615	2,420,187
Less: accumulated depreciation	(5,028,513)	(6,829,745)	(976,640)
Property and equipment, net	4,630,052	10,094,870	1,443,547

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was RMB760,023, RMB1,089,594 and RMB2,306,599 (US$329,839), respectively.

In consideration of the continuous operating losses of the public cloud asset group, the Group performed recoverability tests and the results indicated that long-lived assets associated with the public cloud asset group were not recoverable during the years ended December 31, 2023 and 2024. As the estimated fair value of these assets was below their carrying value, the Group recognized RMB653,670 and RMB919,724 impairment losses for the years ended December 31, 2023 and 2024, respectively. The Group determined the fair value of the asset group using the discounted cash flows method with the assistance of an independent third-party valuation firm. The significant assumptions used included revenue growth rates for public cloud services revenue, IDC costs and discount rate.

The Group performed recoverability tests during the year ended December 31, 2025, as a result of the impairment assessment, no impairment losses were recognized.

8.	INTANGIBLE ASSETS, NET

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Customer relationships	621,159	621,159	88,825
Patents and technologies	60,900	60,900	8,709
Trademarks and domain names	498,001	497,957	71,207
Software and copyrights	115,095	127,948	18,296
Others	4,529	4,134	591
	1,299,684	1,312,098	187,628
Less: accumulated amortization
Customer relationships	(326,665)	(424,855)	(60,755)
Patents and technologies	(38,063)	(48,213)	(6,894)
Trademarks and domain names	(169,975)	(219,474)	(31,384)
Software and copyrights	(66,333)	(82,897)	(11,854)
Others	(3,768)	(3,890)	(556)
	(604,804)	(779,329)	(111,443)
Intangible assets, net	694,880	532,769	76,185

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

8.	INTANGIBLE ASSETS, NET (Continued)

Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 was RMB180,459, RMB173,496 and RMB173,765 (US$24,848), respectively. As of December 31, 2025, estimated amortization expense of the existing intangible assets for each of the next five years and thereafter is as follows:

	RMB	US$
2026	171,364	24,505
2027	157,827	22,569
2028	53,313	7,624
2029	52,525	7,511
2030 and thereafter	97,740	13,976
Total	532,769	76,185

9.	GOODWILL

The carrying amount of goodwill as of each reporting period is as follows:

		Cloud-based
	Cloud service	digital solutions
	and solutions	and services	Total
	RMB	RMB	RMB
Balance as of December 31, 2024	3,650,504	955,220	4,605,724
Balance as of December 31, 2025	3,650,504	955,220	4,605,724
Balance as of December 31, 2025, in US$	522,015	136,595	658,610

Cloud service and solutions reporting unit

In 2024 and 2025, the Group performed quantitative assessment for the goodwill allocated to Cloud service and solutions reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates for public cloud services revenue, IDC costs and discount rate. As of December 31, 2025, the fair value of the Cloud service and solutions reporting unit amounted to RMB8,619,000 (US$1,232,501) exceeded its carrying amount by RMB1,837,247 (US$262,723) or 27%. No impairment losses were recognized for the periods presented.

Cloud-based digital solutions and services reporting unit

In 2024 and 2025, the Group performed qualitative and quantitative assessment for the goodwill allocated to Cloud-based digital solutions and services reporting unit. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of an independent third-party valuation firm. Significant assumptions used included projected revenue growth rates, gross margin and discount rate. As of December 31, 2025, the fair value of the Cloud-based digital solutions and services reporting unit amounted to RMB2,854,000 (US$408,117) exceeded its carrying amount by RMB322,719 (US$46,148) or 13%. No impairment losses were recognized for the periods presented.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	LEASES

The Group’s operating leases mainly related to office space and buildings, and its finance leases are related to electronic equipment, and data center machinery and equipment. Certain finance leases contain variable lease payments based on the actual usage of the machinery and equipment, and have no fixed or in-substance fixed lease payments for the first two years of the lease term. Certain operating leases include rental free periods and rental escalation clause, which are factored into the Group’s determination of lease payments when appropriate.

The components of lease costs were as follows:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating lease costs	53,172	58,373	61,388	8,778
Short-term lease costs	46,220	29,478	22,995	3,228
Finance lease costs:
Depreciation of finance lease assets	22,361	120,848	823,640	117,779
Interest on finance lease liabilities	15,563	34,717	160,943	23,015
Variable lease payments	23,054	15,491	6,157	880
Total finance lease costs	60,978	171,056	990,740	141,674

Other information related to leases where the Group is the lessee is as follows:

	As of December 31
	2023		2024		2025
Weighted-average remaining lease term:
Operating leases	9.5	years	9.4	years	9.4	years
Finance leases	7.8	years	3.8	years	3.5	years

Weighted-average discount rate:
Operating leases	5.88%		5.66%		5.96%
Finance leases	5.84%		5.02%		5.16%

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

10.	LEASES (Continued)

Cash paid for amounts included in the measurement of lease liabilities:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating cash flows from operating leases	53,086	61,794	34,590	4,946
Operating cash flows from finance leases	23,054	36,655	198,292	28,355
Financing cash flows from finance leases	13,308	137,656	819,981	117,256

Lease right-of-use assets obtained in exchange for lease liabilities from new leases during the year:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating leases	11,016	25,829	24,266	3,470
Finance leases	169,350	911,216	3,500,567	500,574

The undiscounted future minimum payments under the Group’s operating and finance lease liabilities and reconciliation to the operating and finance lease liabilities recognized on the consolidated balance sheet as of December 31, 2025 were as below:

	Operating lease		Finance lease
	RMB	US$	RMB	US$
2026	42,353	6,056	1,374,449	196,544
2027	15,477	2,213	1,075,762	153,832
2028	11,182	1,599	1,011,977	144,711
2029	10,436	1,492	560,620	80,168
2030 and thereafter	32,177	4,601	245,933	35,168
Total future lease payments	111,625	15,961	4,268,741	610,423
Less: imputed interest	(19,545)	(2,794)	(447,964)	(64,059)
Total lease liability balance	92,080	13,167	3,820,777	546,364

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Current portion:
Customer advances*	248,937	270,377	38,663
Salary and welfare payable	798,269	920,393	131,614
Purchase of property and equipment	348,284	270,867	38,733
Accrued expenses	116,015	97,407	13,929
Other tax and surcharges payable	181,444	170,595	24,395
Deferred government grants**	243,247	3,867	553
Purchase consideration payable***	569,050	118,415	16,933
Payables for acquisition of non-controlling interests ****	251,000	—	—
Finance lease liabilities*****	484,860	1,267,896	181,307
Individual income tax payable	64,508	22,097	3,160
Others	36,376	80,515	11,514
	3,341,990	3,222,429	460,801
Non-current portion:
Deferred government grants**	3,051	2,737	391
Finance lease liabilities*****	697,101	2,552,881	365,057
Unrecognized tax benefit	52,696	57,937	8,285
Others	37,423	32,340	4,626
	790,271	2,645,895	378,359
*

The amount represents contract liabilities for the rendering of services. The increase in customer advances as of December 31, 2025 is a result of the increase in consideration received from the Group’s customers.

**

The amount primarily represents government subsidies for the public cloud business in Chinese mainland. The decrease in the current portion of deferred government grants was mainly because several government subsidies fulfilled the conditions in 2025.

***

On August 25, 2023, the Company entered into supplementary agreements (the “Supplementary Agreements”) with the founder shareholders and certain non-founder selling shareholders of Camelot Technology, to adjust the settlement timing and method of the remaining outstanding purchase consideration. The outstanding balance as of December 31, 2025 in accordance with these Supplementary Agreements will be settled within one year.

****

In October 2022 and in November 2025, the Company acquired 9.50% and the remaining 7.77% of equity interests in Camelot Technology with the non-controlling shareholders, respectively. As of December 31, 2025, the purchase consideration related to the acquisition of non-controlling interests has been fully settled.

*****

The increase in finance lease liabilities was primarily due to the acquirement of electronic equipment, and data center machinery and equipment through finance lease arrangements during the period. The right-of-use assets under finance leases amounted to RMB3,582,878 (US$512,345) as of December 31, 2025, which were recorded in “Property and equipment, net”.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	BORROWINGS

Third party borrowings

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Current:
Unsecured borrowings*	1,784,906	2,498,052	357,217
Secured borrowings**	440,859	850,227	121,581
	2,225,765	3,348,279	478,798
Non-current:
Unsecured borrowings*	1,037,400	1,596,700	228,325
Secured borrowings**	623,184	1,426,838	204,035
	1,660,584	3,023,538	432,360
	3,886,349	6,371,817	911,158
*

All of the Group’s unsecured borrowings were from well-known banks and financial institutions. As of December 31, 2024 and 2025, the Group had unsecured current borrowings with the weighted average interest rates of 3.19% and 2.78%, respectively, which will be repayable within one year. As of December 31, 2024 and 2025, the Group had non-current borrowings with the weighted average interest rates of 3.16% and 2.93%, respectively, and maturity dates of these non-current borrowings ranged from March 2027 to December 2029.

**

During 2025, the Group entered into several loan agreements with fixed annual interest rates ranging from 2.50% to 6.12% with well-known banks and financial institutions. The loans have maturity dates ranged from April 2026 to March 2029 and are secured by the Group’s electronic equipment and certain receivables arising from specific revenue contracts.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities. As of December 31, 2025, the unused financing facilities were RMB1,088,694 (US$155,681) from various banks and financial institutions.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

12.	BORROWINGS (Continued)

Related party borrowings

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Current:
Kingsoft Group - secured borrowings *	1,000,000	—	—
Xiaomi Group - secured borrowings**	363,080	265,666	37,990
Xiaomi Group - unsecured borrowings***	146,442	—	—
	1,509,522	265,666	37,990
Non-current:
Xiaomi Group - secured borrowings**	309,612	294,127	42,060
	309,612	294,127	42,060
	1,819,134	559,793	80,050
*	As of December 31, 2025, the Group repaid loans drawn down in 2024 for a total of RMB1,000,000.
**	During 2024 and 2025, the Group entered into several loan agreements with fixed annual interest rate of 6.70% with Xiaomi Group which are secured by the Group’s electronic equipment.
***	As of December 31, 2025, the Group repaid all the borrowings under supplier finance arrangement with Xiaomi Group.

The Group’s secured borrowings were secured by the Group’s electronic equipment and certain receivables arising from multiple specific revenue contracts. As of December 31, 2024 and 2025, the carrying amount of the electronic equipment pledged was RMB2,177,992 and RMB2,146,782 (US$306,986), respectively. The amount of receivables pledged may be up to RMB2,482,301 (US$354,964), and the carrying amount of receivables pledged was RMB624,224 (US$89,263) as of December 31, 2025.

As of December 31, 2025, the borrowings based on the contractual undiscounted principal payments will be repaid according to the following schedule:

	As of December 31
	2025	2025
	RMB	US$
2026	3,610,982	516,364
2027	1,565,283	223,832
2028	1,707,420	244,158
2029	41,639	5,954
	6,925,324	990,308

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

Chinese mainland

The Group’s Chinese mainland entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax (“EIT”) law, which was effective since January 1, 2008. Certain subsidiaries of the Group being qualified as a High New Technology Enterprise (“HNTE”) are entitled to the preferential income tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s Chinese mainland entities to non-resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

(Loss) income before income taxes consists of:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Chinese mainland	(2,139,795)	(2,049,215)	(966,311)	(138,180)
Non-Chinese mainland	(25,893)	68,649	18,416	2,633
	(2,165,688)	(1,980,566)	(947,895)	(135,547)

The current and deferred components of income tax expense (benefit) appearing in the consolidated statements of comprehensive loss are as follows:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current income tax expense	42,446	39,365	35,556	5,084
Deferred income tax benefit	(24,487)	(40,889)	(39,759)	(5,685)
	17,959	(1,524)	(4,203)	(601)

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Enterprise income tax (Continued)

The reconciliation of income tax expense (benefit) computed using the Chinese mainland statutory tax rate to the actual income tax expense is as follows:

	For the year ended December 31
	2023	2024
	RMB	RMB
Loss before income tax	(2,165,688)	(1,980,566)
Income tax computed at the Chinese mainland statutory tax rate of 25%	(541,422)	(495,141)
Effect of tax holiday and preferential tax rates	110,393	143,182
Effect of different tax rates in different jurisdictions	21,918	21,325
Other non-taxable income	(26,008)	(32,690)
Non-deductible expenses	6,379	15,806
Share-based compensation costs	45,411	53,610
Research and development super deduction	(132,163)	(104,438)
Withholding tax and others	9,771	8,060
Change in valuation allowance	397,137	451,724
True-up adjustments in respect of prior year’s annual tax filing	49,940	55,422
Expiration of tax losses	83,300	98,864
Effect of tax rate change on deferred tax	(6,697)	(217,248)

Income tax expense (benefit)	17,959	(1,524)

	For the year ended December 31
	2025	2025	2025
	RMB	US$	Percent
Loss before income tax	(947,895)	(135,547)
Income tax computed at the Chinese mainland statutory tax rate of 25%	(236,974)	(33,887)	25%
Foreign tax effects
Cayman
Effect of different tax rate between Chinese mainland and Cayman	13,949	1,995	(1.5)%
Others	(380)	(55)	0.0%
Other foreign jurisdictions
Other non-taxable income	(23,095)	(3,302)	2.4%
Others	7,690	1,099	(0.8)%
Effect of changes in tax laws or rates enacted in the current period	(78,307)	(11,198)	8.3%
Effect of cross-border tax laws	—	—	0.0%
Tax credits	—	—	0.0%
Change in valuation allowance	177,479	25,379	(18.7)%
Change in unrecognized tax benefits	(2,044)	(292)	0.2%
Nontaxable or nondeductible items
Share-based compensation costs	110,786	15,842	(11.7)%
Others	1,441	206	(0.2)%
Others
Research and development super deduction	(113,494)	(16,229)	12.0%
Effect of tax holiday and preferential tax rates	94,972	13,581	(10.0)%
True-up adjustments in respect of prior year’s annual tax filing and others	24,989	3,573	(2.6)%
Expiration of tax losses	18,785	2,687	(2.0)%

Income tax benefit	(4,203)	(601)	0.4%

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Deferred tax

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Tax loss carried forward	3,132,028	3,139,447	448,935
Accrued expenses	269,237	377,986	54,051
Depreciation	24,487	32,184	4,602
Allowance for doubtful accounts	312,232	218,216	31,204
Government grant	1,545	1,235	177
Operating lease liabilities	30,568	20,909	2,990
Accrued interest	283,717	319,042	45,622
Finance lease liabilities	299,692	944,497	135,061
Impairment of long-lived assets	295,182	224,496	32,103
Others	16,316	29,256	4,184
Less: valuation allowance	(3,263,302)	(3,446,462)	(492,838)
	1,401,702	1,860,806	266,091
Deferred tax liabilities:
Operating lease right-of-use assets	28,524	20,177	2,885
Finance lease right-of-use assets	252,257	926,543	132,494
One-time deduction for fixed asset purchases	1,033,789	826,197	118,145
Long-lived assets arising from acquisition	166,592	129,152	18,468
Others	22,217	20,651	2,953
	1,503,379	1,922,720	274,945

Net deferred tax liabilities:	101,677	61,914	8,854

The Group operates through several subsidiaries, VIEs and subsidiaries of VIEs and the valuation allowance is considered for each subsidiary, VIE and subsidiary of VIE on an individual basis. As of December 31, 2024 and 2025, the Group’s total deferred tax assets before valuation allowances were RMB4,665,004 and RMB5,307,268 (US$758,929), respectively. As of December 31, 2024 and 2025, the Group recorded valuation allowances of RMB3,263,302 and RMB3,446,462 (US$492,838), respectively, on its deferred tax assets that are not more-likely-than-not to be realized.

As of December 31, 2025, the Group had net losses of approximately RMB12,809,797 (US$1,831,777) mainly deriving from entities in the Chinese mainland and Hong Kong. The tax losses in the Chinese mainland can be carried forward for five years to offset future taxable profits and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the Chinese mainland will expire between 2026 and 2030 and the tax losses of entities in the Chinese mainland that qualify as HNTE will expire between 2026 and 2035, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

13.	TAXATION (Continued)

Unrecognized tax benefits

As of December 31, 2024 and 2025, the Group had unrecognized tax benefits of RMB72,786 and RMB78,027 (US$11,158), of which RMB20,090 and RMB20,090 (US$2,873), respectively, were presented as a reduction to the deferred tax assets related to tax losses carryforward, and the remaining amounts of RMB52,696 and RMB57,937 (US$8,285), respectively, were presented in “Other liabilities” in the consolidated balance sheets. The Group does not expect the amount of unrecognized tax benefits to increase significantly in the next 12 months. As of December 31, 2024 and 2025, there were RMB52,696 and RMB57,937 (US$8,285) of unrecognized tax benefits that, recognized and affected the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefit is as follows:

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Balance at the beginning of the year	61,030	72,786	10,408
Additions based on tax position related to current year	8,234	7,285	1,042
Additions based on tax positions related to prior year	10,319	1,584	227
Reductions for tax positions related to prior years	(6,797)	(3,628)	(519)
Balance at the end of the year	72,786	78,027	11,158

The Group recorded interest related to unrecognized tax benefits of RMB1,952, RMB2,981 and RMB2,244 (US$321) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group did not record any penalties related to unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025.

In general, the tax authorities have three to five years to conduct examinations of the tax filings of the Group’s subsidiaries located in Chinese mainland. Accordingly, the subsidiaries’ tax years of 2020 through 2025 remain open to examination by the respective tax authorities. There are no ongoing examinations by tax authorities for any of the Group’s subsidiaries.

14.	SHARE-BASED PAYMENTS

The Company has three share-based compensation plans under which awards may be granted to employees, namely, the 2013 Share Option Scheme, the 2013 Share Award Scheme and 2021 Share Award Scheme. The maximum aggregate numbers of ordinary shares that are authorized to be issued under the 2013 Share Option Scheme, 2013 Share Award Scheme and 2021 Share Award Scheme are 209,750,000, 215,376,304 and 380,528,480, respectively. These plans have a contractual term of ten years. The share-based awards are accounted for as equity awards and generally vest over a period from one to five years.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

2013 Share Option Scheme

A summary of the activity for the options granted under the 2013 Share Option Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2024	20,418,438	0.07	0.89	4.31	12,763
Forfeited	(106,830)	0.07	2.55	—	—
Exercised	(5,840,430)	0.07	0.68	—	—
Outstanding, December 31, 2025	14,471,178	0.07	0.97	3.71	8,901
Vested and expected to vest at December 31, 2025	14,471,178	0.07	0.97	3.71	8,901
Exercisable at December 31, 2025	13,944,203	0.07	0.93	3.64	8,577

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2024 and 2025 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 were RMB5,510, RMB54,102 and RMB25,119 (US$3,592), respectively.

There were no options granted during the years ended December 31, 2023, 2024 and 2025. The aggregate fair value of the share-based awards vested during the years ended December 31, 2023, 2024 and 2025 were RMB46,725, RMB27,467 and RMB14,987 (US$2,143), respectively.

As of December 31, 2025, there were RMB345 (US$49) of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 0.36 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2013 Share Award Scheme

A summary of the activity for the restricted shares issued under the 2013 Share Award Scheme is stated below:

			Aggregate
	Number of	Weighted-average	intrinsic
	shares	grant-date fair value	value
		US$	US$
Outstanding, December 31, 2024	4,079,582	1.82	2,853
Vested	(2,333,820)	1.66	—
Forfeited	(321,195)	2.07	—
Outstanding, December 31, 2025	1,424,567	2.03	982
Expected to vest at December 31, 2025	1,424,567	2.03	982

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

2013 Share Award Scheme (Continued)

There were no share-based awards granted during the years ended December 31, 2023, 2024 and 2025. The aggregate fair value of the share-based awards vested during the years ended December 31, 2023, 2024 and 2025 were RMB71,379, RMB49,172 and RMB27,015 (US$3,863), respectively.

As of December 31, 2025, there were RMB1,955 (US$280) of total unrecognized share-based compensation expenses related to unvested share-based awards which are expected to be recognized over a weighted-average period of 0.48 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

A summary of the activity for the options granted under the 2013 Share Award Scheme is stated below:

			Weighted-	Weighted-
		Weighted-	average	average	Aggregate
	Number of	average exercise	grant-date	remaining	intrinsic
	options	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2024	13,272,900	0.87	0.32	4.97	—
Exercised	(3,367,365)	0.87	0.29	—	—
Outstanding, December 31, 2025	9,905,535	0.87	0.33	3.97	—
Vested and expected to vest at December 31, 2025	9,905,535	0.87	0.33	3.97	—
Exercisable at December 31, 2025	9,905,535	0.87	0.33	3.97	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2024 and 2025 and the option’s respective exercise price. No options were exercised during the years ended December 31, 2023 and 2024.

There were no options granted under 2013 Share Aware Scheme during the years ended December 31, 2023, 2024 and 2025. The aggregate fair value of the share-based awards vested during the years ended December 31, 2023, 2024 and 2025 were RMB9,045, RMB5,401 and RMB1,483 (US$212), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

2021 Share Award Scheme

A summary of the activity for the restricted shares with option features (the “RSUs”) issued under the 2021 Share Award Scheme is stated below:

			Weighted-
			average	Weighted-
		Weighted-	grant-	average	Aggregate
	Number of	average exercise	date	remaining	intrinsic
	the RSUs	price	fair value	contractual term	value
		US$	US$	Years	US$
Outstanding, December 31, 2024	126,506,726	0.01	0.29	8.46	87,214
Granted	127,899,901	0.01	0.75	—	—
Exercised	(54,125,280)	0.01	0.30	—	—
Forfeited	(4,802,299)	0.01	0.39	—	—
Outstanding, December 31, 2025	195,479,048	0.01	0.55	8.44	132,796
Vested and expected to vest at December 31, 2025	195,479,048	0.01	0.55	8.44	132,796
Exercisable at December 31, 2025	96,416,390	0.01	0.39	7.81	65,768

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2024 and 2025 and the exercise price of respective share-based awards. Total intrinsic value of the share-based awards exercised for the years ended December 31, 2023, 2024 and 2025 were RMB68,812, RMB535,068 and RMB257,115 (US$36,767), respectively.

The weighted-average grant date fair value of the share-based awards granted during the years ended December 31, 2023, 2024 and 2025 were US$0.27, US$0.21 and US$0.75 per share, respectively. The aggregate fair value of the share-based awards vested during the years ended December 31, 2023, 2024 and 2025 were RMB108,925, RMB175,724 and RMB312,203 (US$44,644), respectively.

As of December 31, 2025, there were RMB244,346 (US$34,941) of total unrecognized employee share-based compensation expenses related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 1.20 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

14.	SHARE-BASED PAYMENTS (Continued)

2021 Share Award Scheme (Continued)

The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cost of revenues	9,756	16,868	38,275	5,472
Selling and marketing expenses	6,977	45,572	95,997	13,728
General and administrative expenses	114,766	101,106	255,261	36,502
Research and development expenses	50,146	50,895	57,376	8,205
	181,645	214,441	446,909	63,907

15.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant statutory laws and regulations of Chinese mainland permit payments of dividends by the Group’s Chinese mainland subsidiaries only out of its retained earnings, if any, as determined in accordance with accounting standards and regulations of Chinese mainland. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s Chinese mainland subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind and has no plan to declare or pay any dividends in the near future.

Each of the Company’s entities in Chinese mainland is required to set aside at least 10% of its after-tax profits each year to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each entity may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. These reserves are not transferable to the Company in the form of cash dividends, loans or advances. These reserves are therefore not available for distribution except in liquidation.

Under laws and regulations of Chinese mainland, there are restrictions on the Company’s Chinese mainland subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid-in capital and statutory reserve funds of the Company’s Chinese mainland subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB6,561,664 (US$938,305) as of December 31, 2025; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2024 and 2025 and for each of the three years in the period ended December 31, 2025 are disclosed in Note 22.

Furthermore, cash transfers from the Company’s Chinese mainland subsidiaries to its subsidiaries outside of China are subject to Chinese mainland government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Chinese mainland subsidiaries and VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

16.	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Kingsoft Cloud Holdings Limited shareholders - basic and diluted	(2,176,340)	(1,966,680)	(936,251)	(133,882)
Denominator:
Weighted average number of ordinary shares outstanding - basic and diluted	3,558,354,940	3,658,088,876	4,107,065,011	4,107,065,011
Basic and diluted loss per share	(0.61)	(0.54)	(0.23)	(0.03)

For the years ended December 31, 2023, 2024 and 2025, the effects of unexercised options and unvested awarded shares were excluded from the computation of diluted loss per share for the periods presented as their effects would be anti-dilutive.

17.	SHAREHOLDERS’ EQUITY

In April, June and September 2025, the Company issued a total of 726,500,000 ordinary shares with net proceeds amounted to RMB4,533,333 (US$648,258).

18.	RELATED PARTY TRANSACTIONS
a)	Related Parties

Name of principal related parties	Relationship with the Group
Kingsoft Corporation Limited (“Kingsoft Corporation”) and its subsidiaries (“Kingsoft Group”)	Principal shareholder of the Company

Xiaomi Corporation and its subsidiaries (“Xiaomi Group”)	Principal shareholder of the Company

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (Continued)

b)	The Group had the following material related party transactions:

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues:
Public cloud services provided to Xiaomi Group	763,338	1,091,451	1,853,124	264,993
Public cloud services provided to Kingsoft Group	217,333	281,286	363,300	51,951
Public cloud services provided to other related parties	378	516	737	105
Enterprise cloud services provided to Xiaomi Group	104,967	182,364	382,438	54,688
Enterprise cloud services provided to Kingsoft Group	18,690	15,479	21,320	3,049
Enterprise cloud services provided to other related parties	2,200	16	—	—
Other services provided to other related parties	436	—	—	—
	1,107,342	1,571,112	2,620,919	374,786
Purchase of network hardware devices from Xiaomi Group	—	—	29,637	4,238
Interest expense on loans due to Xiaomi Group	39,703	30,963	45,156	6,457
Interest expense on a loan due to Kingsoft Group	958	45,709	30,870	4,414
Rental of building and office space from Xiaomi Group*	39,804	37,878	42,271	6,046
Rental of office space, and administrative services from Kingsoft Group	9,167	9,812	13,599	1,945
	89,632	124,362	161,533	23,100
*

The Group entered into agreements to lease building and office space from Xiaomi Group. As of December 31, 2024 and 2025, the Group recognized the related operating lease right-of-use assets amounted to RMB83,457 and RMB55,420 (US$7,925) and operating lease liabilities amounted to RMB91,841 and RMB62,846 (US$8,987), respectively.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

18.	RELATED PARTY TRANSACTIONS (Continued)
c)	The Group had the following related party balances at the end of the year:

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
Amounts due from related parties:
Trade related:
Xiaomi Group	285,656	455,834	65,183
Kingsoft Group	18,117	104,495	14,944
Other related parties	14,753	13,067	1,868
	318,526	573,396	81,995
Amounts due to related parties:
Trade related:
Kingsoft Group	1,258	27,027	3,865
Xiaomi Group*	26,676	2,309,833	330,302
Other related parties	14,284	5,380	769

Non-trade related**:
Kingsoft Group	1,032,459	32,224	4,607
Xiaomi Group	819,134	559,793	80,050
	1,893,811	2,934,257	419,593

*The balance as of December 31, 2025 included RMB2,261,090 (US$323,332) advance received for public cloud services.

**Amounts included borrowings from related parties as disclosed in Note 12.

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

Purchase commitments

In 2025, the Group entered into two non-cancelable internet data center service agreements pursuant to which the Group has total contractual minimum purchase commitments amounting to RMB1,280,000 (US$183,038). As of December 31, 2025, the remaining purchase commitment is RMB587,169 (US$83,964).

Contingencies

The Group is currently not involved in legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

20.	ACCUMULATED OTHER COMPREHENSIVE INCOME

RMB
Balance as of December 31, 2023	555,342
Foreign currency translation adjustments, net of tax of nil	11,558
Balance as of December 31, 2024	566,900
Foreign currency translation adjustments, net of tax of nil	(126,493)
Balance as of December 31, 2025	440,407
Balance as of December 31, 2025, in US$	62,977

There have been no reclassifications out of accumulated other comprehensive income to net loss for the periods presented.

21.	SUBSEQUENT EVENT

On March 3, 2026, Wuhan Kingsoft Cloud Information Technology Co., Ltd. (“Wuhan Kingsoft Cloud”, a subsidiary of the Company) entered into an equity transfer agreement with Shenzhen Xunlei Network Technology Co., Ltd. (“Xunlei”), pursuant to which, Xunlei will transfer 20% of the equity interest it held in Shenzhen One Thing Technologies Co., Ltd. to Wuhan Kingsoft Cloud at a consideration of RMB50,000.

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed Balance Sheets

	As of December 31
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,843	2,161,778	309,130
Prepayments and other assets	31,216	4,633	663
Amounts due from subsidiaries (other than WFOE)	—	1,478,929	211,484
Total current assets	36,059	3,645,340	521,277
Non-current assets:
Investments in subsidiaries	6,064,318	5,881,741	841,078
Total non-current assets	6,064,318	5,881,741	841,078
Total assets	6,100,377	9,527,081	1,362,355
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	837,703	127,030	18,167
Income tax payable	2,902	—	—
Amounts due to WFOE	5,457	36,038	5,153
Amounts due to VIEs and VIEs’ subsidiaries	86,275	46,987	6,719
Total current liabilities	932,337	210,055	30,039
Total liabilities	932,337	210,055	30,039
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 40,000,000,000 shares authorized, 3,805,284,801 and 4,531,784,801 shares issued, 3,687,690,772 and 4,479,857,667 shares outstanding as of December 31, 2024 and 2025, respectively)	25,689	30,888	4,417
Treasury shares	(105,478)	(31,068)	(4,443)
Additional paid-in capital	18,940,885	24,073,006	3,442,394
Accumulated deficit	(14,259,956)	(15,196,207)	(2,173,029)
Accumulated other comprehensive income	566,900	440,407	62,977
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	9,317,026	1,332,316
Total liabilities and shareholders’ equity	6,100,377	9,527,081	1,362,355

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(36,736)	(25,975)	(51,962)	(7,430)
Total operating expenses	(36,736)	(25,975)	(51,962)	(7,430)
Operating loss
Interest income	3,830	861	45,013	6,437
Interest expense	(28,339)	(31,048)	(21,630)	(3,093)
Foreign exchange gain (loss)	8,078	(2,592)	17,436	2,493
Other income (expenses), net	12,683	4,070	(44,883)	(6,418)
Other loss, net	(14,433)	—	—	—
Share of income (loss) of subsidiaries	62,514	1,072	(112,568)	(16,098)
Contractual interests in VIEs and VIEs’ subsidiaries*	(2,183,913)	(1,913,044)	(768,095)	(109,836)
Loss before income taxes	(2,176,316)	(1,966,656)	(936,689)	(133,945)
Income tax (expense) benefit	(24)	(24)	438	63
Net loss	(2,176,340)	(1,966,680)	(936,251)	(133,882)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	102,268	11,558	(126,493)	(18,089)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(2,074,072)	(1,955,122)	(1,062,744)	(151,971)
*	It represents the primary beneficiary’s share of losses generated from the VIEs and their subsidiaries.

Condensed Statements of Cash Flows

	For the year ended December 31
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(66,851)	(82,174)	73,443	10,502
Net cash generated from (used in) investing activities	609,277	243,994	(1,883,988)	(269,407)
Net cash (used in) generated from financing activities	(681,660)	(213,174)	4,031,637	576,516
Effect of exchange rate changes on cash and cash equivalents	(8,586)	34,274	(64,157)	(9,174)
Net (decrease) increase in cash and cash equivalents	(147,820)	(17,080)	2,156,935	308,437
Cash and cash equivalents at the beginning of the year	169,743	21,923	4,843	693
Cash and cash equivalents at the end of the year	21,923	4,843	2,161,778	309,130

KINGSOFT CLOUD HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and the VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries’ and the VIEs’ losses as “Share of income (loss) of subsidiaries” and “Contractual interests in VIEs and VIEs’ subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company adjusted the carrying amount of “Investments in subsidiaries” for its share of the subsidiaries and the VIEs’ cumulative losses until the investment balance reaches zero and did not provide for additional losses unless the Company has guaranteed obligations of the subsidiaries’ and the VIEs’ or is otherwise committed to provide further financial support.

The subsidiaries did not pay any dividends to the Company for the periods presented.

The Company does not have significant commitments or long-term obligations as of the period end.

The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.